UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF APRIL 2012

Telecom Italia S.p.A.

(Translation of registrant’s name into English)

Piazza degli Affari 2

20123 Milan, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: FORM 20-F  ☒  FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  YES  ☐  NO  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

The present document has been translated from the document issued and filed in Italy, from the Italian into the English language solely for the convenience of international readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. Telecom Italia, its representatives and employees decline all responsibility in this regard.

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements, which reflect management's current views with respect to certain future events, trends and financial performance. Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside of our control, that could significantly affect expected results of future events.

The following important factors could cause actual results to differ materially from those projected or implied in any forward-looking statements:

- our ability to successfully implement our strategy over the 2012-2014 period;

- our ability to successfully achieve our debt reduction targets;

- the continuing impact of increased competition in a liberalized market, including competition from established domestic competitors and global and regional alliances formed by other telecommunications operators in our core Italian domestic fixed-line and wireless markets;

- the impact of the global recession in the principal markets in which we operate;

- our ability to utilize our relationship with Telefónica to attain synergies primarily in areas such as network, IT, purchasing and international mobile roaming;

- our ability to introduce new services to stimulate increased usage of our fixed and wireless networks to offset declines in the traditional fixed-line voice business due to the continuing impact of regulatory required price reductions, market share loss, pricing pressures generally and shifts in usage patterns;

- our ability to successfully implement our internet and broadband strategy both in Italy and abroad;

- the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

- the impact of economic development generally on our international business and on our foreign investments and capital expenditures;

- our services are technology-intensive and the development of new technologies could render such services non-competitive;

- the impact of political developments in Italy and other countries in which we operate;

- the impact of fluctuations in currency exchange and interest rates;

- our ability to build up our business in adjacent markets and in international markets (particularly in Brazil), due to our specialist and technical resources;

- our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make (such as those in Brazil);

- the amount and timing of any future impairment charges for our licenses, goodwill or other assets; and

- the outcome of litigation, disputes and investigations in which we are involved or may become involved.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

Annual Report
2011

Contents

Letter to the Shareholders

4

Report on Operations

6

Key Operating and Financial Data – Telecom Italia Group

9

Review of Operating and Financial Performance – Telecom Italia Group

16

Research and Development

36

Events Subsequent to December 31, 2011

36

Business Outlook for the Year 2012

36

Consolidated Financial Statements – Telecom Italia Group

38

The Business Units of the Telecom Italia Group

46

Domestic

46

Brazil

62

Argentina

66

Media

71

Olivetti

77

Review of Operating and Financial Performance - Telecom Italia S.p.A.

80

Financial Statements – Telecom Italia S.p.A.

92

Reconciliation of Consolidated Equity

97

Corporate Boards at December 31, 2011

98

Macro-Organization Chart of the Telecom Italia Group at December 31, 2011

100

Information for Investors

101

Related Party Transactions

105

Sustainability Section

106

Customers

110

Suppliers

112

The Environment

114

The Community

122

Human Resources

126

Shareholders

136

Alternative Performance Measures

136

Glossary

140

Telecom Italia Group Consolidated Financial Statements

147

Contents

148

Consolidated Statements of Financial Position

150

Separate Consolidated Income Statements

152

Consolidated Statements of Comprehensive Income

153

Consolidated Statements of Changes in Equity

154

Consolidated Statements of Cash Flow

155

Notes to the Consolidated Financial Statements

157

Certification of the Consolidated Financial Statements pursuant to art. 81-ter of

Consob Regulation 11971 dated May 14, 1999, with Amendments and Additions

299

Independent Auditors’ Report

300

Telecom Italia S.p.A. Separate Financial Statements

302

Contents

303

Statements of Financial Position

305

Separate Income Statements

307

Statements of Comprehensive Income

308

Statements of Changes in Equity

309

Statements of Cash Flow

310

Notes to the Separate Financial Statements

312

Certification of the Separate Financial Statements pursuant to art. 81-ter of

Consob Regulation 11971 dated May 14, 1999, with Amendments and Additions

433

Independent Auditors’ Report

434

Other Information

434

Board of Statutory Auditors’ Report

441

Motions for Resolutions

460

Useful Information

480

This document has been translated into English solely for the convenience of the readers.

In the event of a discrepancy, the Italian language version prevails.

Board of Directors

At December 31, 2011, the board of directors of Telecom Italia is composed of the following 15 directors:

Executive Chairman	Franco Bernabè
Deputy Chairman	Aldo Minucci
Managing Director and Chief Operating Officer	Marco Patuano
Directors

César Alierta Izuel

Tarak Ben Ammar

Lucia Calvosa (independent)

Elio Cosimo Catania (independent)

Massimo Egidi (independent)

Jean Paul Fitoussi (independent)

Gabriele Galateri di Genola

Julio Linares López

Gaetano Micciché

Renato Pagliaro

Mauro Sentinelli (independent)

Luigi Zingales (independent)

Secretary to the Board	Antonino Cusimano

Board of Statutory Auditors

The board of statutory auditors of Telecom Italia was elected by the shareholders’ meeting held on April 8, 2009 and will remain in office until the approval of the 2011 annual financial statements.

The board of statutory auditors is composed as follows:

Chairman	Enrico Maria Bignami
Acting Auditors	Gianluca Ponzellini
Lorenzo Pozza
Salvatore Spiniello
Ferdinando Superti Furga
Alternate Auditors	Silvano Corbella
Maurizio Lauri
Vittorio Giacomo Mariani
Ugo Rock

Letter to the Shareholders

To the Shareholders,

2011 was a difficult year for the global economy and, to an even greater extent, for the Italian economy, which became entangled in the sovereign debt crisis.

The increase in the cost of capital, resulting from the rise in interest rates, led to a downward revision of the present value of future cash flows used to determine the value of goodwill, which also had repercussions on Telecom Italia. Consequently, it proved necessary to write down a part of the goodwill which arose following the Olivetti/Telecom Italia operations of 1999 and 2003 and the acquisition of TIM’s minority shares in 2005.

However, the writedowns did not affect business and operational results which, on the contrary, improved yet again. In 2011, Telecom Italia’s market share in mobile telephone lines once more began to grow, gaining in the last two quarters of the year almost half a percentage point.

At the same time, there was less erosion of Telecom Italia’s market share in the sphere of fixed telephone services.

In Brazil, the results exceeded all expectations, with an increase in revenues of 18% favoring a significant rise in operating profit, with a market share which, in terms of lines, reached 26.5% and which, during the last 12 months, registered an increase of almost 1.5 percentage points. Moreover, in 2011, we brought to a close the acquisition of Aes Atimus. Thanks to the Aes Atimus fiber optic network, re-christened TIM Fiber, it will be now possible to develop further the mobile network and, at the same time, offer fixed network services, Including ultra-broadband services, in the two most important areas of the country, which generate almost one quarter of Brazilian GDP.

In Argentina, too, the relaunch and consolidation of the Telecom Argentina Group continues and a very positive year closes with 26% higher revenues and a significant increase in operating profit. The number of lines rose by more than two million, growing the market share by more than one percentage point.

At the Group level, the deleverage process continued. This has made it possible to reduce consolidated debt year-over-year by 1 billion euros and over three years by more than 4 billion euros, amply fulfilling the objectives laid down in the 2008 business plan. It is particularly significant that the reduction in the level of debt has been achieved, despite the investments of almost 2 billion euros made for the acquisition of the frequencies for the LTE mobile networks and for the acquisition of Aes Atimus.

These investments are of strategic importance for the future, since they allow a further strengthening of our position in Brazil and, at the same time, make it possible to expand the range of services offered in Italy.

Despite these investments and future commitments to develop ultra-broadband networks, the Group’s deleverage process is sustainable in terms of the Group’s capacity to generate cash flow. Considering the sovereign debt crisis and the considerable increase of the spreads in the Italian debt, the Board of Directors has thus decided to reduce the amount of resources available for dividends in the three-year period, with the aim of safeguarding the Group’s rating, that is, the rating issued by the agencies with regard to the sustainability of a company’s level of debt. Notwithstanding this, we believe that the dividends established for the current year will reflect a level of remuneration in line with that offered by other large international telecommunications groups.

Reducing the level of debt is a fundamental step for our Group. We must continue to reduce the burden which is weighing heavily on the future prospects of the Group and is suffocating its ambitions with regard to future growth. The results achieved in this area over the last three years, in an extremely challenging economic and financial context, make us confident that we can also achieve the ambitious objectives we have set ourselves for the next three years.

The aim is to reach the year 2015 with a level of debt that can be regarded as “normal”, in other words, a level of debt which, from the point of view of our capacity to generate cash flow, is absolutely in line with, if not better than, that of other large international telecommunications groups.

In conjunction with the progress made on the debt front, we have achieved significant progress in terms of the relaunch of commercial activities and more efficient management of the processes and, more generally, growth strategies.

Our aims have not changed: we intend to continue our action to consolidate the domestic market, promote growth in Latin America and encourage continuous improvements in the efficiency of management and productive processes. In addition, we nurture a strong innovative drive with regard to future developments in the sector, which Telecom Italia must look at and invest in, as one of the world’s leading international telecommunications companies.

We intend to achieve all of this with maximum respect for the professional and ethical values of a company that is socially aware, and able to play a crucial part, shouldering its responsibilities in helping to develop the countries where it operates, and when dealing with its partners and customers. The Group therefore conducts its affairs, and will continue to do so, in a correct, transparent way, open to confrontation and dialog with the institutions, organizations on behalf of society and competitors.

On this solid basis of ethical priorities, the Group is continuing along the path of relaunching it activities begun more than three years ago, a path which has brought much satisfaction, despite the presence of an overall negative economic scenario which does not appear likely to improve in the short term. We are confident that, with commitment and hard work on everybody’s part, we shall succeed in restoring the capacity of Telecom Italia Group to create the value, which our shareholders expect.

Franco Bernabè

Key Operating and Financial Data – Telecom Italia Group

Highlights 2011

•

In a macroeconomic and market climate marked by deceleration in higher growth economies and fears of a recession in mature ones, the Group reaches all its 2011 targets in terms of revenues and earnings and also a reduction in net financial debt.

•

The enormous effort to improve efficiency, especially in the Domestic market, brings operating free cash flow to 5,767 million euros in 2011 notwithstanding the investment of 1.2 billion euros for the acquisition of LTE mobile frequencies in Italy. Excluding this investment, operating cash flow generated by the Group improves from last year to about 7 billion euros.

•

The greater focus on investments, equal to about 6.1 billion euros, including LTE frequencies acquired in the last quarter, did not stand in the way of reducing adjusted net debt which falls by more than 1 billion euros compared to December 31, 2010 and totals 30.4 billion euros at the end of the year.

•

The strengthening process continues in markets which have better development potential and will produce a growth in results for the Group.  Thanks to the consolidation of Argentina and the strong advances made by Brazil, consolidated revenues gain 8.7% over the prior year (+2.7% in organic terms), reaching 30 billion euros.

•

The change in earnings is also positive: EBITDA, although hurt by the negative trend of the domestic business (-3.9% compared to the prior year in organic terms) still grew over last year by 7.3% (stable in organic terms) thanks to the contribution of international operations.

•

In 2011, operations in South America, in organic terms, account for 35% of sales and 16% of the operating cash flow (EBITDA-Capex) of the Group.

•

The Domestic market continues to feature a declining business trend due to the difficult macroeconomic picture and is accentuated in the last quarter by financial pressure which particularly involves the countries of southern Europe. Nevertheless, the competitive repositioning begun last year and the positive change from data services and evolved handset sales in the mobile area lead progressively to a slowdown in the decline of revenues compared to the prior year; in the last quarter -2% (-5.7% for the first nine months of 2011).

•

As for Goodwill allocated to Core Domestic, the results of the impairment test indicate an overall impairment charge of 7.3 billion euros, mainly due to the deterioration of the parameters of reference in the financial markets and a general decline in the macroeconomic scenario. Such Goodwill, which originated during the period 1999-2005 after acquisition operations and the shortening of the chain of control of the Company, is recalculated at 34.2 billion euros. As a result of the impairment test, the Goodwill of the Media Business Unit is also written down for 57 million euros. The Goodwill impairment charges have no financial consequences and therefore no effect on the direction of deleveraging already announced to the market.

•

Such impairment charges are reflected in the negative EBIT of 603 million euros and the Loss attributable to owners of the Parent of 4,726 million euros. Organic EBIT is 6,808 million euros (+5.1% compared to 2010), while the Profit attributable to owners of the Parent, on a comparable basis – excluding the impact of the goodwill impairment charge and other non-recurring items – would be 2.6 billion euros in 2011, in line with that of 2010, also in comparable terms.

•

The Parent, Telecom Italia S.p.A., reports a loss of 3,571 million euros. In comparable terms – excluding the impact of the goodwill impairment charge and other non-recurring items – the Profit would be 1.8 billion euros in 2011.

The performance of the main financial indicators for 2011

The trend of the key operating and financial indicators for the year and the fourth quarter of 2011 can be summarized as follows:

Consolidated Reported Revenues: in 2011 are 29,957 million euros with a positive change of 8.7% (+2,386 million euros). The increase is due to the Latin America operations which benefit from the entry of the Argentina Business Unit in the scope of consolidation for the full year, and the positive performance by the Brazil Business Unit (7,343 million euros, +1,144 million euros compared to 2010, or +18.5%). The change in consolidated Organic Revenues(1) in 2011 comes to +2.7%, displaying a trend of constant improvement during the year; consolidated Organic Revenues for the fourth quarter of 2011 in fact recorded a 5.0% increase compared to the fourth quarter of 2010.

More to the point:

•

the organic reduction in Domestic Business Unit Revenues in 2011 is 4.8% (-2.1% in the fourth quarter of 2011); as for revenues by customer segment, 2011 records a reduction of 5.0% in the Consumer segment, a contraction of 6.9% in the Business segment and 5.4% in the Top Clients segment.

•

Revenues in Brazil show organic growth of 18.2% compared to 2010 (+1,129 million euros); in the fourth quarter of 2011, organic revenue growth is 20.0% (+325 million euros).

•

Revenues in Argentina increase 26.5% in organic terms compared to 2010 (+674 million euros); in particular, Revenues of the Mobile business are up 32.3% while the Fixed area expands by 15.0%. For the fourth quarter of 2011, organic revenue growth is 24.1% (+174 million euros).

Consolidated Reported EBITDA: grows 834 million euros (from 11,412 million euros in 2010 to 12,246 million euros in 2011); a positive contribution to this result is made by the entry of the Argentina Business Unit in the scope of consolidation for the entire year; for the fourth quarter of 2011, EBITDA increases 4.6% (+134 million euros). The consolidated Reported EBITDA margin falls 0.5 percentage points to 40.9% in 2011 (41.4% in 2010). The consolidated Organic EBITDA Margin is down 1.1 percentage points to 41.2% in 2011 (42.3% in 2010). Such performance is linked to the higher contribution to revenues by South America, where margins are lower than those of the Domestic Business, as well as the increase in sales of mobile handsets, aimed at a greater penetration of data services. In terms of the amount, organic EBITDA is 12,339 million euros (12,335 million euros in the prior year); in the fourth quarter of 2011, organic EBITDA is 3,105 million euros, up 3.3% compared to 3,006 million euros in the fourth quarter of 2010.

Consolidated Reported EBIT: is a negative 603 million euros in 2011 (a positive 5,818 million euros in 2010) and is penalized by the impact of the above impairment charges for a total of 7.4 billion euros relating to the Goodwill allocated to Core Domestic and Media.

Consolidated Organic EBIT: is 6,808 million euros in 2011 (+5.1% compared to 2010) and 1,756 million euros in the fourth quarter of 2011 (+5.9%). The consolidated Organic EBIT Margin is 22.7%, with an improvement of 0.5 percentage points compared to the prior year.

Finance income/expenses and Investment Results: show the balance of Finance income and expenses presenting an improvement of 76 million euros mainly in connection with the reduction in Net financial debt. At the same time, investment management and the equity valuation of associates display an overall decline of 411 million euros; the change is mainly due to the presence, in 2010, of the positive impact of the fair value adjustment of the stake held in the Sofora group prior to acquisition of control (266 million euros) and the negative effect of the equity valuation of associates (negative for 39 million euros in 2011 and positive for 99 million euros in the prior year).

Loss for the year attributable to owners of the Parent: is 4,726 million euros, with a reduction of 7,847 million euros compared to 2010 (profit of 3,121 million euros). In comparable terms, the result attributable to owners of the Parent is in line with 2010. In particular, comparable profit in 2011 would be 2.6 billion euros, calculated by excluding the impact of the goodwill impairment charge and other non-recurring items; the profit in 2010 would have been the same amount if calculated by excluding the positive impact connected with the acquisition of control of Sofora, the benefit of over 600 million euros from the recognition of deferred tax assets in Brazil and other non-recurring items.

Operating free cash flow: is 5,767 million euros in 2011 and 446 million euros lower than the prior year mainly owing to the acquisition of LTE (Long Term Evolution) frequencies for 1,223 million euros. Excluding the impact of the acquisition of LTE frequencies in 2011 and the payment made to the Revenue Agency relating to the Telecom Italia Sparkle case in 2010, operating free cash flow would record an improvement of 388 million euros. This is a confirmation of the Group’s strong and growing capacity to generate cash flow, thanks to the staying power of Domestic and the positive contribution of Brazil and also the entry of the Argentina Business Unit in the scope of consolidation.

Adjusted net financial debt: is 30,414 million euros at December 31, 2011, with a reduction of 1,054 million euros compared to December 31, 2010 (31,468 million euros). This reduction is even more significant when considering that in the fourth quarter of 2011 an amount of 1,223 million euros was spent for the acquisition of LTE  frequencies. Excluding this investment, net financial debt would have been more than 2 billion euros lower.

More to the point, cash generated by operating activities, together with the receipt of 464 million euros from the sale of the investments in EtecSA (Cuba) and Loquendo and the effects of the subscription by the market to the TIM Participações S.A. capital increase (about 240 million euros, net of the relative incidental expenses), more than guaranteed the cash requirements for the payment of dividends (1,326 million euros, of which 1,183 million euros was distributed to the market by the Parent), income taxes (1,381 million euros), acquisition of control of two companies in the AES Atimus group in Brazil (about 686 million euros) and purchases of shares which in 2011 enabled the Telecom Italia Group to increase its economic interest in the Telecom Argentina group from 16.2% to 22.7%.

Liquidity margin: at December 31, 2011 is 14.7 billion euros and consists of liquidity for 7.7 billion euros and long-term irrevocable credit lines for 7 billion euros (6 billion euros expiring in 2014 and 1 billion euros expiring in 2013), not subject to restrictions on their utilization. During 2011, three new bonds were issued on the European market for a total of 2.75 billion euros while about 5.3 billion euros of debt was repaid or repurchased. Given the particular context of the financial markets, the Telecom Italia Group has adopted a more prudent approach and – at the end of 2011 – the Group’s liquidity margin is more than sufficient to meet its debt repayment obligations for the next 24 months.

The Telecom Italia Group consolidated financial statements for the year ended December 31, 2011 and the comparative figures for the prior year have been drawn up in accordance with international accounting standards issued by the International Accounting Standards Board and adopted by the European Union (“IFRS”).

The Telecom Italia Group, in addition to the conventional financial performance measures established by IFRS, uses certain alternative performance measures in order to present a better understanding of the trend of operations and financial condition. Specifically, these alternative performance measures refer to: EBITDA, EBIT, the organic change in revenues, EBITDA and EBIT and accounting and adjusted net financial debt. Further details on such measures are presented under “Alternative performance measures”.

Furthermore, the part entitled “Business Outlook for the Year 2012” contains forward-looking statements in relation to the Group’s intentions, beliefs or current expectations regarding financial performance and other aspects of the Group’s operations and strategies. Readers of the Annual Report are reminded not to place undue reliance on forward-looking statements; actual results may differ significantly from forecasts owing to numerous factors, the majority of which are beyond the scope of the Group’s control.

PRINCIPAL CHANGES IN THE SCOPE OF CONSOLIDATION

Companies entering the scope of consolidation:

•

Tim Fiber – Brazil: on October 31, 2011, acquisitions were made for a 100% stake in the company Eletropaulo Telecomunicações Ltda and a 98.3% stake in AES Communications Rio de Janeiro S.A., both telecommunications infrastructure operators in the states of San Paolo and Rio de Janeiro, now renamed Tim Fiber SP and Tim Fiber RJ, respectively. The acquisitions were carried out through the subsidiary Tim Celular S.A. – Brazil Business Unit.

•

4GH group - Domestic: on July 27, 2011, the 4G Holding group entered the scope of consolidation (in the Domestic Business Unit)  after the acquisition of 71% of the ordinary shares of 4G Holding S.p.A. which in turn holds 100% of 4G Retail S.r.l.. The acquisition of 4G Holding, with its approximate 200 points-of-sale located in the most important shopping malls in Italy, will enable Telecom Italia to build up its positioning in the retail distribution market specialized in the sale of telephony equipment and broaden its nationwide presence.

•

Sofora – Telecom Argentina group: on October 13, 2010, the Sofora – Telecom Argentina group entered the scope of consolidation following the increase, from 50% to 58%, of the stake held by the Telecom Italia Group in the share capital of Sofora Telecomunicaciones S.A., the controlling holding company of the Telecom Argentina group. During 2011, further shares were acquired which increased the economic interest in the Telecom Argentina group from 16.2% at December 31, 2010 to 22.7% at December 31, 2011.

Companies exiting the scope of consolidation:

•

Loquendo – Domestic: on September 30, 2011, Loquendo S.p.A. was sold and consequently exited the scope of consolidation.

•

BBNed and Elettra: in 2010, Elettra (a company included in the Domestic Business Unit – International Wholesale), sold on September 30, 2010, and the BBNed group (included in Other Operations), sold on October 5, 2010, exited the scope of consolidation.

(1)

The organic change in Revenues, EBITDA and EBIT is calculated by excluding the effects of the change in the scope of consolidation, exchange differences and non-organic components constituted by non-recurring items and other non-organic income/expenses.

Tables

Consolidated Operating and Financial Data

(millions of euros)	2011	2010	2009	2008	2007

Revenues	29,957	27,571	26,894	28,746	29,554
EBITDA (1)	12,246	11,412	11,115	11,090	11,295
EBIT before goodwill impairment loss (1)	6,761	5,864	5,499	5,437	5,738
Goodwill impairment loss	(7,364)	(46)	(6)	-	-
EBIT (1)	(603)	5,818	5,493	5,437	5,738
Profit (loss) before tax from continuing operations	(2,624)	4,132	3,339	2,894	4,120
Profit (loss) from continuing operations	(4,267)	3,582	2,218	2,217	2,459
Loss from Discontinued operations/Non-current assets held for sale	(13)	(7)	(622)	(39)	(99)
Profit (loss) for the year	(4,280)	3,575	1,596	2,178	2,360
Profit (loss) for the year attributable to owners of the Parent	(4,726)	3,121	1,581	2,177	2,353
Normalized profit (loss) for the year attributable to owners of the Parent	2,604	2,608	2,203	2,277	2,007
Capital expenditures	6,095	4,583	4,543	5,040	5,031

Consolidated Financial Position Data

(millions of euros)	12/31/2011	12/31/2010	12/31/2009	12/31/2008	12/31/2007

Total assets	83,859	89,040	86,267	86,223	88,593
Total equity	26,695	32,555	27,120	26,328	26,494
- attributable to owners of the Parent	22,791	28,819	25,952	25,598	25,431
- attributable to non-controlling interests	3,904	3,736	1,168	730	1,063
Total liabilities	57,164	56,485	59,147	59,895	62,099
Total equity and liabilities	83,859	89,040	86,267	86,223	88,593
Share capital	10,604	10,600	10,585	10,591	10,605
Accounting net financial debt (1)	30,819	32,087	34,747	34,039	35,701
Adjusted net financial debt (1)	30,414	31,468	33,949	34,526	35,873
Adjusted net invested capital (2)	57,109	64,023	61,069	60,854	62,367
Debt Ratio (Adjusted net financial debt/ Adjusted net invested capital)	53.3%	49.2%	55.6%	56.7%	57.5%

Consolidated Profit Ratios

	2011	2010	2009	2008	2007

EBITDA (1)/Revenues	40.9%	41.4%	41.3%	38.6%	38.2%
EBIT (1)/Revenues (ROS)	n.s.	21.1%	20.4%	18.9%	19.4%
Adjusted net financial debt /EBITDA (1)	2.5	2.8	3.1	3.1	3.2

(1)

Details are provided in the section “Alternative Performance Measures”.

(2)

Adjusted net invested capital = Total equity + Adjusted net financial debt.

Headcount, number in the Group at period-end (1)

(number)	12/31/2011	12/31/2010	12/31/2009	12/31/2008	12/31/2007

Headcount (excluding headcount relating to Discontinued operations/Non-current assets held for sale)	84,154	84,200	71,384	75,320	79,238
Headcount relating to Discontinued operations/Non-current assets held for sale	-	-	2,205	2,505	4,191

Headcount, average number in the Group(1)

(equivalent number)	2011	2010	2009	2008	2007

Headcount (excluding headcount relating to Discontinued operations/Non-current assets held for sale	78,369	70,150	69,964	73,508	75,735
Headcount relating to Discontinued operations/Non-current assets held for sale	-	-	2,168	3,277	3,893

Financial Ratios

Telecom Italia S.p.A.

(euros)	2011	2010	2009

Share prices (December average)
- Ordinary	0.83	0.98	1.08
- Savings	0.69	0.81	0.76
Dividends per share (2)
- Ordinary	0.043	0.058	0.050
- Savings	0.054	0.069	0.061
Pay Out Ratio (2) (*)	51%	32%	54%
Market to Book Value (**)	0.74	0.76	0.83
Dividend Yield (based on December average) (2) (***)
- Ordinary	5.21%	5.93%	4.63%
- Savings	7.79%	8.47%	8.03%

Telecom Italia Group

(euros)	2011	2010	2009

Basic earnings per share – ordinary shares	(0.24)	0.16	0.08
Basic earnings per share – savings shares	(0.24)	0.17	0.09

(1)

Headcount includes the number of persons with temp work contracts.

(2)

For the year 2011, the ratio was calculated on the basis of the proposed resolutions submitted to the shareholders’ meeting held on May 15, 2012. For all periods under comparison, the reference index was assumed to be the Parent’s Normalized Earnings, calculated by excluding Non-recurring items, as detailed in the Note “Significant non-recurring events and transactions” in the separate financial statements of Telecom Italia S.p.A. at December 31, 2011.

(*)

Dividends paid in the following year/Profit for the year.

(**)

Capitalization/Equity of Telecom Italia S.p.A.

(***)

Dividends per share/Share prices.

Review of Operating and Financial Performance – Telecom Italia Group

2011 Consolidated Operating Performance

The main profit indicators in 2011 compared to 2010 are the following:

(millions of euros)	2011	2010	Change (a-b)
	(a)	(b)	amount	%	% organic

Revenues	29,957	27,571	2,386	8.7	2.7
EBITDA	12,246	11,412	834	7.3	-
EBITDA margin	40.9%	41.4%	(0.5)pp
Organic EBITDA margin	41.2%	42.3%	(1.1)pp
Depreciation and amortization, Gains (losses) on disposals and Impairment reversals (losses) on non-current assets	(5,485)	(5,548)	63	1.1
EBIT before goodwill impairment loss	6,761	5,864	897	15.3
Goodwill impairment loss	(7,364)	(46)	(7,318)
EBIT	(603)	5,818	(6,421)	°	5.1
EBIT margin	n.s.	21.1%	n.s.
Organic EBIT margin	22.7%	22.2%	0.5pp
Profit (loss) before tax from continuing operations	(2,624)	4,132	(6,756)	°
Profit (loss) from continuing operations	(4,267)	3,582	(7,849)	°
Profit (loss) from Discontinued operations/Non-current assets held for sale	(13)	(7)	(6)	°
Profit (loss) for the year	(4,280)	3,575	(7,855)	°
Profit (loss) for the year attributable to owners of the Parent	(4,726)	3,121	(7,847)	°
Normalized profit (loss) for the year attributable to owners of the Parent	2,604	2,608	(4)	(0.2)

Revenues

Revenues amount to 29,957 million euros in 2011, increasing 8.7% compared to 27,571 million euros in 2010 (+2,386 million euros). In terms of the organic change, consolidated revenues increased 2.7% (+785 million euros).

Specifically, the organic change in revenues is calculated by excluding:

•

the effect of the change in the scope of consolidation (+1,703 million euros), principally in reference to the entry of the Argentina Business Unit since October 13, 2010;

•

the effect of exchange differences (-74 million euros, due to the change in the exchange rates of the Brazil Business Unit (1) and of the Argentina Business Unit (1) for +15 million euros and -77 million euros, respectively, and other Group companies for -12 million euros);

•

other non-organic revenues, equal to 28 million euros in 2010, principally relating to the end, in the second quarter of 2010, of the “1001TIM” loyalty program which had resulted in the recognition of revenues of 35 million euros from previously deferred bonus points that had not been used by the customer.

(1)

The average exchange rate used to translate the Brazilian real to euro (expressed in terms of units of local currency per 1 euro), is equal to 2.32669 in 2011 and 2.33215 in 2010. The average exchange rate used to translate Argentine pesos (expressed in terms of units of local currency per 1 euro) is equal to 5.74419 in 2011 and 5.18735 in 2010. The effect of the change in exchange rates is calculated by applying, to the period under comparison, the foreign currency translation rates used for the current period.

The breakdown of revenues by operating segment is the following:

(millions of euros)	2011		2010		Change
		% of total		% of total	amount	%	% organic

Domestic	19,032	63.5	20,068	72.8	(1,036)	(5.2)	(4.8)
Core Domestic	18,123	60.5	19,065	69.1	(942)	(4.9)	(4.8)
International Wholesale	1,393	4.6	1,569	5.7	(176)	(11.2)	(8.8)
Brazil	7,343	24.5	6,199	22.5	1,144	18.5	18.2
Argentina (*)	3,220	10.7	798	2.9	2,422		26.5
Media, Olivetti and Other Operations	583	1.9	713	2.6	(130)
Adjustments and Eliminations	(221)	(0.6)	(207)	(0.8)	(14)
Total consolidated revenues	29,957	100.0	27,571	100.0	2,386	8.7	2.7

(*)

In the scope of consolidation since October 13, 2010.

The following chart summarizes the changes in organic revenues in the periods under comparison:

The Domestic Business Unit (divided into Core Domestic and International Wholesale) reports a declining trend in organic Revenues of 4.8% compared to 2010; the decrease in revenues, notwithstanding greater tension in the macroeconomic and competitive scenario, is slowing down and improving and, in the fourth quarter of 2011, is equal to -2.1% (compared to -3.8% in the third, -6.0% in the second and -7.4% in the first). This is due to higher mobile revenues (particularly revenues from services and internet mobile devices), protection of the value of the customer base and development of ICT services in the fixed area.

Organic revenues from services (18,132 million euros in 2011) record a contraction of 5.2% and confirm the cited improving trend over the prior year (-3.2% in the fourth quarter of 2011, compared to -3.7% in the third, -6.2% in the second and -7.6% in the first). Organic revenues from services in the mobile area (-8.7% in 2011, -7.1% in the fourth quarter of 2011) are still feeling the efforts, but to a lesser degree, of competitively repositioning TIM’s plans particularly as regards voice traffic, which is offset only in part by the positive trend in mobile internet revenues.

The fixed-line area, with a contraction in revenues from services of 466 million euros (-3.5%), displays a considerable improvement in the fourth quarter of 2011 (-1.9%). In particular, revenues from retail customers (-5.1%) show a reduction which is lower than that recorded in 2010 (-6.7%) and an improving trend during the course of the year (-4.0% in the fourth quarter of 2011).

As for handset sales, revenues total 900 million euros in 2011, indicating a recovery entirely driven by the mobile area which benefits from a greater sales push on handsets offering mobile internet connectivity.

As for the Brazil Business Unit, organic revenues grew 18.2% in 2011 compared to the prior year. Revenues from services confirm the positive trend (+13.1% compared to 2010), propelled by the growth of the customer base (over 64 million lines at December 31, 2011, up 25.6% over the prior year). Handset revenues also show a significant increase (+95.6% compared to 2010) boosted, like the domestic business, by the strategy focusing on smartphones and webphones as the lever for the growth of mobile data traffic revenues.

As for the Argentina Business Unit, organic revenues gained 26.5% compared to 2010 (+674 million euros); mobile business revenues (+564 million euros) jumped and recorded a growth of 32.3% while the fixed area grew 15.0% over the prior year.

An in-depth analysis of revenue performance by individual Business Unit is provided in the section “The Business Units of the Telecom Italia Group”.

EBITDA

EBITDA is 12,246 million euros, increasing 834 million euros (+7.3%) compared to the prior year; the EBITDA margin is 40.9% (41.4% in 2010). In organic terms, EBITDA is in line with the prior year and the EBITDA margin is down 1.1 percentage points (41.2% in 2011 vs. 42.3% in 2010) owing partly to a higher percentage of total revenues by South America where margins are lower than those of the Domestic Business as well as higher mobile handset sales, aimed at a greater penetration of data services.

Details of EBITDA and EBITDA margins by operating segment are as follows:

(millions of euros)	2011		2010		Change
		% of total		% of total	amount	%	% organic

Domestic	9,243	75.4	9,393	82.3	(150)	(1.6)	(3.9)
EBITDA margin	48.6		46.8		1.8pp		0.5pp
Brazil	1,990	16.3	1,801	15.8	189	10.5	10.7
EBITDA margin	27.1		29.1		(2.0)pp		(1.9)pp
Argentina (*)	1,035	8.5	245	2.1	790		24.1
EBITDA margin	32.2		30.6		1.6pp		(0.7)pp
Media, Olivetti and Other Operations	(22)	(0.2)	(27)	(0.2)	5
Adjustments and Eliminations	-	-	-	-	-
Total consolidated EBITDA	12,246	100.0	11,412	100.0	834	7.3	-
EBITDA margin	40.9		41.4		(0.5)pp		(1.1)pp

(*)

In the scope of consolidation since October 13, 2010.

The following chart summarizes the changes in organic EBITDA:

Specifically, the organic change in EBITDA is calculated by excluding:

•

the effect of the change in the scope of consolidation (592 million euros, mainly referring to the consolidation of Argentina Business Unit);

•

the effect of exchange differences (-23 million euros);

•

(Revenues and income) / Costs and expenses as described below:

(millions of euros)	2011	2010	Change

Non-organic revenues due to end of bonus points program	-	(35)	35
Expenses for mobility under Law 223/91	12	258	(246)
Disputes and settlements	42	91	(49)
Other (income) expenses	39	40	(1)
Total net non-organic (Revenues and income) / Costs and expenses	93	354	(261)

EBITDA was particularly impacted by the change in the line items analyzed below:

•

Acquisition of goods and services: the increase of 1,476 million euros is largely due to the entry of the Argentina Business Unit in the scope of consolidation for the full year 2011 (+1,052 million euros, including a negative exchange rate effect for 34 million euros) and the surge in the sales and technical costs of the Brazil Business Unit – the main cause of the overall increase of +879 million euros – needed to support the growth of the customer base and sales. Countering these changes is the domestic business which benefits from cost cutting actions which contributed to a reduction in purchases of 365 million euros compared to 2010 (-5.1%).

•

Employee benefits expenses: record a net decrease of 104 million euros.

The change was influenced by:

–

the impact of +364 million euros, including the negative exchange rate effect of 11 million euros, due to the entry of the Argentina Business Unit in the scope of consolidation for the full year 2011 (+11,521 people compared to 2010);

–

the reduction of the Italian component of ordinary employee benefits expenses, mainly due to the reduction in the average headcount of the salaried workforce by 3,526 compared to 2010 (of whom -1,188 are under so-called “solidarity contracts” in Telecom Italia S.p.A. and Shared Service Center S.r.l.);

–

the reduction of 113 million euros owing to the actuarial effects relating to employee severance indemnities in connection both with the change in the economic parameters of reference (discount rate and inflation rate) and the new law concerning pensions (Law 214 of December 22, 2011) which extends the estimated period in which a person works;

–

lower expenses of 246 million euros in connection with the mobility procedure under Law 223/91. It should be recalled in particular that employee benefits expenses in 2010 included expenses for 258 million euros relating to the start of the mobility procedure under Law 223/91 by the Parent, Telecom Italia, SSC, TI Sparkle, Olivetti S.p.A. and Olivetti I-Jet. In 2011, the provisions were adjusted by another 12 million euros, of which 9 million euros is for the Parent, Telecom Italia, and 3 million euros for SSC.

•

Other operating expenses: grew 437 million euros compared to 2010, largely on account of the entry of the Argentina Business Unit in the scope of consolidation for the full year 2011 (+248 million euros, including a negative exchange rate effect of 8 million euros), the increase in the Brazil Business Unit (+159 million euros) and the Domestic Business Unit (+69 million euros). In particular:

–

writedowns and expenses in connection with credit management include mainly 397 million euros (317 million euros in 2010) referring to the Domestic Business Unit, 100 million euros (133 million euros in 2010) to the Brazil Business Unit and 29 million euros to the Argentina Business Unit;

–

provision charges recorded for pending disputes refer mainly to 60 million euros (18 million euros in 2010) of the Brazil Business Unit, 50 million euros (53 million euros in 2010) of the Domestic Business Unit, and 17 million euros of the Argentina Business Unit;

–

telecommunications operating fees and charges comprise 554 million euros (412 million euros in 2010) referring primarily to the Brazil Business Unit, to the Argentina Business Unit for 61 million euros and to the Domestic Business Unit for 58 million euros (56 million euros in 2010).

Details of the main line items which impacted EBITDA are presented in the following tables:

Acquisition of goods and services

(millions of euros)	2011	2010	Change

Purchases of goods	2,525	1,568	957
Portion of revenues to be paid to other operators and interconnection costs	4,232	4,275	(43)
Commercial and advertising costs	2,259	2,100	159
Power, maintenance and outsourced services	1,618	1,258	360
Rent and leases	647	594	53
Other expenses	1,578	1,588	(10)
Total acquisition of goods and services	12,859	11,383	1,476
% of Revenues	42.9	41.3	1.6pp

Employee benefits expenses

(millions of euros)	2011	2010	Change

Employee benefits expenses - Italy	3,081	3,571	(490)
Ordinary employee expenses and costs – excluding actuarial (gains) losses	3,186	3,317	(131)
Actuarial (gains) losses relating to employee severance indemnities	(117)	(4)	(113)
Expenses for the mobility procedure under Law 231/1991	12	258	(246)
Employee benefits expenses – Outside Italy	836	450	386
Total employee benefits expenses	3,917	4,021	(104)
% of Revenues	13.1	14.6	(1.5)pp

Average headcount of the salaried workforce

(equivalent number)	2011	2010	Change

Average salaried headcount – Italy	53,561	57,087	(3,526)
Average salaried headcount – Outside Italy (1)	24,808	13,063	11,745
Total average salaried headcount (2)	78,369	70,150	8,219

(1)

The increment in the average headcount of the salaried workforce is primarily attributable to the consolidation of the Argentina Business Unit for the full year 2011(15,232 average headcount 2011).

(2)

Includes the average headcount with temp work contracts: 87 in 2011 (75 in Italy and 12 outside Italy). In 2010 the headcount was 84 (68 in Italy and 16 outside Italy).

Headcount at year-end

(number)	12/31/2011	12/31/2010	Change

Headcount – Italy	56,878	58,045	(1,167)
Headcount – Outside Italy	27,276	26,155	1,121
Total(1)	84,154	84,200	(46)

(1)

Includes headcount with temp work contracts: 42 at December 31, 2011 and 71 at December 31, 2010.

Other income

(millions of euros)	2011	2010	Change

Late payment fees charged for telephone services	71	72	(1)
Recovery of employee benefit expenses, purchases and services rendered	36	47	(11)
Capital and operating grants	24	38	(14)
Damage compensation, penalties and sundry recoveries	36	18	18
Sundry income	132	80	52
Total	299	255	44

Other operating expenses

(millions of euros)	2011	2010	Change

Writedowns and expenses in connection with credit management	533	478	55
Provision charges	128	80	48
Telecommunications operating fees and charges	675	484	191
Indirect duties and taxes	349	200	149
Penalties, settlement compensation and administrative fines	41	105	(64)
Association dues and fees, donations, scholarships and traineeships	23	24	(1)
Sundry expenses	110	51	59
Total	1,859	1,422	437

Depreciation and amortization

Details are as follows:

(millions of euros)	2011	2010	Change

Amortization of intangible assets with a finite useful life	2,162	2,216	(54)
Depreciation of property, plant and equipment – owned and leased	3,332	3,326	6
Total	5,494	5,542	(48)

The increase in amortization and depreciation charges is due to the entry of the Argentina Business Unit in the scope of consolidation (+390 million euros, including a negative exchange rate effect of 13 million euros) offset by the decrease in amortization and depreciation charges of the Domestic Business Unit (-329 million euros) and the Brazil Business Unit (-108 million euros, including the effect of the change in the real/euro exchange rate of +3 million euros).

Net gains (losses) on disposals of non-current assets

Net gains on disposals of non-current assets total 3 million euros. The gain of 35 million euros, net of the relative incidental expenses, realized on the sale of Loquendo at the end of September 2011 is offset by net losses from the disposal of tangible assets, mainly of the Parent, for the replacement and subsequent disposal of dedicated mobile telephony plant.

In 2010, net gains on disposals of non-current assets were recorded for 11 million euros and included the gain, net of the incidental expenses of 19 million euros, in connection with the completion of the transactions for the sale of Elettra by the Domestic Business Unit - International Wholesale.

Impairment reversals (losses) on non-current assets

Net impairment losses on non-current assets amount to 7,358 million euros in 2011 (63 million euros in 2010). The line item includes 7,307 million euros for the impairment charge on the goodwill allocated to the Core Domestic cash-generating unit in the Domestic Business Unit and 57 million euros for the impairment charge on the goodwill allocated to the Media Business Unit, which had already been written down for 46 million euros in 2010.

In particular, in preparing the annual financial statements, the Telecom Italia Group repeated the impairment test that had been carried out in the first half of 2011 which led to the recognition in the half-year condensed consolidated financial statements at June 30, 2011 of an impairment loss of 3,182 million euros on the Core Domestic cash-generating unit.

The macroeconomic and market climate was marked by a slowdown in the higher growth economies and fears of a recession in the mature ones which was more accentuated in the domestic market. Added to this was an escalation, in the second half of the year, of financial market pressures, with particular reference to the trend of interest rates. The test therefore took into account such deterioration of the financial markets in general terms, with reference to interest rates, while the worsening of expectations regarding the market prospects of the Business Unit in question were considered in specific terms.

Further details are provided in the Note “Goodwill” in the consolidated financial statements at December 31, 2011 of the Telecom Italia Group.

The line item also comprises other impairment charges on intangible and tangible assets.

EBIT

EBIT is a negative 603 million euros in 2011 (a positive 5,818 million euros in 2010) and is penalized by the impact of the impairment charge of 7,364 million euros on the goodwill allocated to the Domestic and Media Business Units. Organic EBIT, calculated by also excluding the above goodwill impairment charges, is 6,808 with a positive change of 333 million euros (+5.1%); the organic EBIT margin increased from 22.2% in 2010 to 22.7% in 2011.

In detail, the organic change in EBIT is calculated by:

•

considering the effect of the change in the scope of consolidation (286 million euros, mainly in reference to the consolidation of the Argentina Business Unit);

•

considering the effect of exchange differences (-12 million euros);

•

excluding (Revenues and income)/Costs and expenses, with details as follows:

(millions of euros)	2011	2010	Change

Non-organic (Revenues and income)/Costs and expenses already described under EBITDA	93	354	(261)
Goodwill impairment charge	7,364	46	7,318
(Gains)/losses, Impairment (Reversals)/losses on non-current assets and investments	(46)	(17)	(29)
Total net non-organic (Revenues and income)/Costs and expenses	7,411	383	7,028

Share of profits (losses) of associates and joint ventures accounted for using the equity method

Details are as follows:

(millions of euros)	2011	2010	Change

EtecSA (Cuba)	-	84	(84)
Italtel Group	(38)	3	(41)
Other	(1)	12	(13)
Total	(39)	99	(138)

The Share of profits (losses) of associates and joint ventures accounted for using the equity method is a loss of 39 million euros in 2011 (profit of 99 million euros in 2010). In particular, the year 2011 was negatively affected by the writedown of the entire investment in the Italtel Group: the overall macroeconomic situation on the one hand and the specific prospects of future evolution of the company’s business on the other, have led to believe, in fact, that the recovery of the entire amount of the associate is not probable.

The year 2010 included the positive impact relating to the investment in EtecSA (Cuba), including the share of results up to September 30, 2010 and the reversal of impairment losses (30 million euros) after agreements were reached at the end of 2010 for the sale of the investment which was subsequently finalized on January 31, 2011.

Other income (expenses) from investments

In 2011, Other income (expenses) from investments is an income balance of 16 million euros and includes 17 million euros for the net gain on the sale of the entire 27% investment in the Cuban operator EtecSA. That amount is in addition to the benefit from the impairment reversal of 30 million euros, recorded in 2010.

In 2010, Other income (expenses) from investments was an income balance of 289 million euros and specifically included the revaluation, net of the negative exchange rate effect, of 266 million euros on the investment interest already held in Sofora Telecomunicaciones (50%). In particular, as set forth in IFRS 3, following the acquisition of control of Sofora Telecomunicaciones, which took place on October 13, 2010, the investment interest previously held in the subsidiary, accounted for using the equity method, was remeasured at fair value at the acquisition date of control. The line item also included the net gain of 29 million euros realized on the settlement agreement reached between the Telecom Italia Group and the Bolivian government for the resolution of the dispute over the May 1, 2008 expropriation by that government of the investment held by the Group in Entel Bolivia.

Finance income (expenses)

Finance income (expenses) is an expense balance of 1,998 million euros (an expense balance of 2,074 million euros in 2010), with a positive change of 76 million euros largely arising from lower net debt exposure.

Income tax expense

Income tax expense is 1,643 million euros and posts an increase of 1,093 million euros compared to 2010 (550 million euros). In particular, income taxes in 2010 comprised a benefit of more than 600 million euros deriving mainly from the recognition of deferred tax assets by the Brazil Business Unit in connection with tax loss carryforwards which became recoverable on the basis of the prospects of earnings of the companies in the Business Unit. In addition to this effect, the increase in income taxes is also due to the higher taxable base of the Parent, Telecom Italia, the Brazil Business Unit as well as the consolidation of the Argentina Business Unit for the full year 2011.

Profit (loss) from Discontinued operations/Non-current assets held for sale

In 2011, the balance is a loss of 13 million euros and includes expenses incurred in connection with sales transactions of prior years. In 2010, the balance was a loss of 7 million euros and included the same type of transactions.

Profit (loss) for the year

The loss for the year can be analyzed as follows:

(millions of euros)	2011	2010

Profit (loss) for the year	(4,280)	3,575
Attributable to:
Owners of the Parent:
Profit (loss) from continuing operations	(4,713)	3,128
Profit (loss) from Discontinued operations/Non-current assets held for sale	(13)	(7)
Profit (loss) for the year attributable to owners of the Parent	(4,726)	3,121
Non-controlling interests:
Profit (loss) from continuing operations	446	454
Profit (loss) from Discontinued operations/Non-current assets held for sale	-	-
Profit for the year attributable to Non-controlling interests	446	454

In comparable terms, the result for the year attributable to owners of the Parent is in line with that of 2010. Specifically, the comparable profit in 2011 would have been 2,604 million euros and is calculated by excluding the impact of the previously mentioned goodwill impairment charge and other non-recurring items; the profit in 2010 would have been basically the same (2,608 million euros) when calculated by excluding the positive impact of the acquisition of control of Sofora, the benefit of more than 600 million euros deriving from the recognition of deferred tax assets and other non-recurring items in Brazil.

Consolidated financial position performance

Financial position structure

(millions of euros)	12/31/2011	12/31/2010	Change
	(a)	(b)	(a-b)

Assets
Non-current assets	67,304	73,062	(5,758)
Goodwill	36,957	43,923	(6,966)
Other intangible assets	8,600	7,936	664
Tangible assets	15,948	16,415	(467)
Other non-current assets	5,799	4,788	1,011
Current assets	16,555	15,589	966
Inventories, Trade and miscellaneous receivables and other current assets	8,217	8,177	40
Current income tax receivables	155	132	23
Securities other than investments, Financial receivables and other current financial assets, Cash and cash equivalents	8,183	7,280	903
Discontinued operations/Non-current assets held for sale	-	389	(389)
of a financial nature	-	-	-
of a non-financial nature	-	389	(389)
	83,859	89,040	(5,181)
Equity and liabilities
Equity	26,695	32,555	(5,860)
Non-current liabilities	39,753	38,414	1,339
Current liabilities	17,411	18,071	(660)
Liabilities directly associated with Discontinued operations/Non-current assets held for sale	-	-	-
of a financial nature	-	-	-
of a non-financial nature	-	-	-
	83,859	89,040	(5,181)

Non-current assets

•

Goodwill: is 6,966 million euros lower due not only to the previously mentioned impairment charge of 7,364 million euros but also to the following variations:

–

increase of 556 million euros for the recognition of the provisional amount of goodwill following the acquisition of control and the subsequent consolidation of Tim Fiber RJ (formerly AES Communications Rio de Janeiro) and Tim Fiber SP (formerly Eletropaulo Telecomunicações) in the Brazil Business Unit;

–

increase of 16 million euros for the recognition of the provisional amount of goodwill following the acquisition of control and the subsequent consolidation of the 4GH group.

–

decrease of 10 million euros in connection with the sale of the subsidiary Loquendo on September 30, 2011;

–

change in the exchange rates of the Brazilian and Argentine companies.

As set forth in IFRS 3, within 12 months of the above acquisitions, the accounting transactions for the business combinations must be closed by the definitive allocation of the purchase prices paid. It should be noted that the price paid on October 13, 2010 for the acquisition of control of the Sofora – Telecom Argentina group was definitively allocated during 2011. As a result, the goodwill of the Sofora – Telecom Argentina group recorded provisionally in the consolidated financial statements at December 31, 2010 for 166 million euros was adjusted to 177 million euros to reflect the definitive fair value of the Sofora – Telecom Argentina group at the acquisition date of relative control.

•

Other intangible assets: increased 664 million euros, from 7,936 million euros at the end of 2010 to 8,600 million euros at December 31, 2011, being the balance of the following:

–

additions (+3,066 million euros);

–

amortization charge for the year (-2,162 million euros);

–

disposals, exchange differences, changes in the scope of consolidation, reclassifications and other movements (for a net balance of -240 million euros).

•

Tangible assets: decreased 467 million euros from 16,415 million euros at the end of 2010 to 15,948 million euros at December 31, 2011, being the balance of the following:

–

additions (+3,029 million euros);

–

depreciation charge for the year (-3,332 million euros);

–

disposals, exchange differences, changes in the scope of consolidation, reclassifications and other movements (for a net balance of -164 million euros).

Discontinued operations/Non-current assets held for sale

At December 31, 2010, this line item included the entire investment held in EtecSA (Cuba) which was disposed of on January 31, 2011.

Consolidated equity

Consolidated equity amounts to 26,695 million euros (32,555 million euros at December 31, 2010), of which 22,791 million euros is attributable to owners of the Parent (28,819 million euros at December 31, 2010) and 3,904 million euros is attributable to Non-controlling interests (3,736 million euros at December 31, 2010).

In greater detail, the changes in equity are the following:

(millions of euros)	12/31/2011	12/31/2010

At the beginning of the year	32,555	27,120
Total comprehensive income (loss) for the year	(4,605)	4,568
Dividends declared by:	(1,302)	(1,164)
Telecom Italia S.p.A.	(1,184)	(1,029)
Other Group companies	(118)	(135)
Effect of capital transactions by Telecom Italia Media	-	47
Issue of equity instruments	7	32
Effect of increase in economic interest in Argentina BU	(210)	-
Effect of capital transactions by companies in the Brazil BU	240	-
Changes in scope of consolidation and other changes	10	1,952
At the end of the year	26,695	32,555

Cash flows

The following chart summarizes the main transactions which had an impact on the change in net financial debt during 2011:

Change in adjusted net financial debt

(millions of euros)	2011	2010	Change

EBITDA	12,246	11,412	834
Capital expenditures on an accrual basis	(6,095)	(4,583)	(1,512)
Change in net operating working capital:	(100)	(223)	123
Change in inventories	(36)	96	(132)
Change in trade receivables and net amounts due on construction contracts	3	13	(10)
Change in trade payables (*)	(63)	(175)	112
Other changes in operating receivables/payables	(4)	(157)	153
Change in provisions for employee benefits	(250)	73	(323)
Change in operating provisions and Other changes	(34)	(466)	432
Net operating free cash flow	5,767	6,213	(446)
% of Revenues	19.3	22.5	(3.2)pp

Sale of investments and other disposals flow	486	973	(487)
Financial investments flow	(925)	(56)	(869)
Tim Participaçoes, Telecom Italia Media and Telecom Italia S.p.A. (PAD) capital increases	240	67	173
Dividend payments	(1,326)	(1,093)	(233)
Finance expenses, income taxes and other net non-operating requirements flow	(3,188)	(3,623)	435
Reduction/(Increase) in adjusted net financial debt	1,054	2,481	(1,427)

(*)

Includes the change in trade payables for amounts due to fixed asset suppliers.

In addition to what has already been described with reference to EBITDA, net financial debt during 2011 has been particularly impacted by the following items:

Capital expenditures on an accrual basis

The breakdown of capital expenditures by operating segment is as follows:

(millions of euros)	2011		2010		Change
		% of total		% of total

Domestic	4,200	68.9	3,106	67.8	1,094
Brazil	1,290	21.2	1,216	26.5	74
Argentina	556	9.1	188	4.1	368
Media, Olivetti and Other Operations	66	1.1	76	1.7	(10)
Adjustments and Eliminations	(17)	(0.3)	(3)	(0.1)	(14)
Total consolidated capital expenditures	6,095	100.0	4,583	100.0	1,512
% of Revenues	20.3		16.6		3.7

Capital expenditures total 6,095 million euros in 2011, increasing 1,512 million euros (+33%) compared to 2010. In particular, the increase is due to: investments made by the Domestic Business Unit for the acquisition of user rights for the 800 MHz, 1800 MHz and 2600 MHz frequencies to be used for broadband mobile communication services, for a total amount of 1,223 million euros, the consolidation of the Argentina Business Unit for the full year (+368 million euros, including the negative exchange rate effect of 18 million euros) and higher capital expenditures by the Brazil Business Unit (+74 million euros, including a positive exchange rate effect of 3 million euros). Further details on the aforementioned acquisition of the user rights to the frequencies are provided in the paragraph “Principal changes in the regulatory framework” of the Domestic Business Unit.

Sale of investments and other disposals flow

Sale of investments and other disposals flow totals 486 million euros and principally relates to:

•

411 million euros for the portion already received, net of related incidental expenses, on the sale of EtecSA (Cuba). The transaction specifically provides that the Telecom Italia Group will receive a total of 706 million U.S. dollars, of which 500 million U.S. dollars has already been paid by the buyer on January 31, 2011; the remaining amount will be paid by EtecSA in 36 monthly installments. The receivable is secured by specific guarantees;

•

53 million euros received, net of related incidental expenses and the net financial debt of the subsidiary, on the sale of the entire stake held in Loquendo on September 30, 2011.

Financial investments flow

•

Acquisition of interests in the Sofora – Telecom Argentina group

During 2011, the Telecom Italia Group increased the stakes held in Sofora Telecomunicaciones S.A., in Nortel Inversora S.A. (the controlling holding company of the Telecom Argentina group, which, in turn, is controlled by Sofora Telecomunicaciones) and in Telecom Argentina S.A. for a total investment of 211 million euros. Following these acquisitions, the economic interest of the Telecom Italia Group in Telecom Argentina went from 16.2% at December 31, 2010 to 22.7% at December 31, 2011.

In particular:

–

on January 24, 2011, the Telecom Italia Group, through its subsidiary Telecom Italia International N.V., purchased 2,351,752 Nortel American Depositary Shares (ADS), representing Preferidas B shares, from Fintech Investment Ltd for 65.8 million U.S. dollars (approximately 48 million euros).  The ADSs in question represent 117,587.6 Preferidas B shares (without voting rights). This share package was later conferred to the Argentina company Inversiones Milano S.A., later renamed Tierra Argentea S.A., a wholly-owned subsidiary of the Telecom Italia Group;

–

on March 9, 2011, Telecom Italia, through its subsidiary Telecom Italia International N.V., purchased a 10% stake for approximately 104 million euros in Sofora Telecomunicaciones S.A. from the local partner Werthein and by so doing increased its investment holding in Sofora from 58% to 68% of the company’s share capital;

–

on October 27, 2011, Tierra Argentea S.A., a wholly-owned subsidiary of the Telecom Italia Group, purchased 14.48 million Telecom Argentina Class B shares at the price of 20.50 Argentine pesos per share. In the following months of November and December, the company purchased another 1.1 million shares of the same class. The equivalent amount of the transactions was equal in total to 319 million Argentine pesos (equal to about 56 million euros).

The transactions did not alter or modify either the governance rights of the Telecom Argentina group established by agreement between the shareholders signed by the Telecom Italia Group and Werthein group, which is still in force, or the commitments undertaken by the Telecom Italia Group with the Argentine antitrust authorities.

•

Acquisition of control of the 4GH group

On July 27, 2011, Telecom Italia, after having received the National Antitrust Authority’s (AGCM) approval, finalized the acquisition of a 71% stake in the company 4G Holding S.p.A., with a total impact on net financial debt of 27.4 million euros, for an outlay of about 8.6 million euros (including incidental expenses) and the consolidation of the financial debt of the acquired companies. The deal was carried out through the wholly-owned subsidiary of the Parent Telecom Italia, TLC Commercial Services S.r.l..

The acquisition of the 4GH group, with its approximate 200 points-of-sale located in the most important shopping centers in Italy, will make it possible for the Telecom Italia Group to build up its positioning in the retail distribution market specialized in the sale of telephony equipment on the domestic market.

•

Acquisition of control of the companies Tim Fiber SP and Tim Fiber RJ

On October 31, 2011, two companies belonging to the AES Atimus group, telecommunications infrastructure operator in the states of San Paolo and Rio de Janeiro, were acquired from Companhia Brasiliana de Energia, through the subsidiary Tim Celular S.A. The total impact on net financial debt is 686 million euros, for an outlay of about 656 million euros (including incidental expenses) and the consolidation of the financial debt of the acquired group.

Capital increases

On October 27, 2011, the share capital increase of Tim Participações S.A. ended with a cash in for the Telecom Italia Group of 240 million euros, net of the relative incidental expenses. In particular, the capital was increased by means of the issue of 200,258,368 ordinary shares at the offering price of 8.60 reais each for a total of 1.7 billion reais (equal to about 700 million euros).  Besides the 190,796,858 shares in the initial offering, there were 9,461,510 shares of the greenshoe option, completely exercised, granted by Tim Participações S.A. to Morgan Stanley S.A. and Morgan Stanley & Co. LLC, part of the placement consortium.

The Telecom Italia Group, through Telecom Italia International N.V. – the parent of the holding company Tim Brasil Serviços e Participações S.A. – subscribed to its entire share of the reserved capital increase in Tim Participações S.A. for 1.1 billion reais (equal to about 450 million euros), but was unable to subscribe to any of the shares issued following exercise of the greenshoe. Consequently, the percentage investment in Tim Participações S.A. fell to 66.68% from the previous 66.94%.

In 2010, capital increases amounted to a total of 67 million euros and of that amount 44 million euros referred to the Telecom Italia Media increase and 23 million euros to the Parent, Telecom Italia S.p.A., as part of the broad-based employee share ownership Plan.

Finance expenses, income taxes and other net non-operating requirements flow

Finance expenses, income taxes and other net non-operating requirements flow mainly includes the payment, during 2011, of net finance expenses (1,712 million euros), income taxes (1,381 million euros) and also the change in non-operating receivables and payables.

Net Financial Debt

Net financial debt is composed as follows:

(millions of euros)	12/31/2011	12/31/2010	Change
	(a)	(b)	(a-b)

Non-current financial liabilities
Bonds	24,478	24,589	(111)
Amounts due to banks, other financial payables and liabilities	10,078	8,317	1,761
Finance lease liabilities	1,304	1,442	(138)
	35,860	34,348	1,512
Current financial liabilities (*)
Bonds	3,895	4,989	(1,094)
Amounts due to banks, other financial payables and liabilities	1,951	1,661	290
Finance lease liabilities	245	232	13
	6,091	6,882	(791)
Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale	-	-	-
Total Gross financial debt	41,951	41,230	721
Non-current financial assets
Securities other than investments	(12)	(13)	1
Financial receivables and other non-current financial assets	(2,937)	(1,850)	(1,087)
	(2,949)	(1,863)	(1,086)
Current financial assets
Securities other than investments	(1,007)	(1,316)	309
Financial receivables and other current financial assets	(462)	(438)	(24)
Cash and cash equivalents	(6,714)	(5,526)	(1,188)
	(8,183)	(7,280)	(903)
Financial assets included in Discontinued operations/Non-current assets held for sale	-	-	-
Total financial assets	(11,132)	(9,143)	(1,989)
Accounting net financial debt	30,819	32,087	(1,268)
Reversal of fair value measurement of derivatives and related financial assets/liabilities	(405)	(619)	214
Adjusted net financial debt	30,414	31,468	(1,054)
Breakdown as follows:
Total adjusted gross financial debt	39,382	39,383	(1)
Total adjusted financial assets	(8,968)	(7,915)	(1,053)
(*) of which current portion of medium/long-term debt:
Bonds	3,895	4,989	(1,094)
Amounts due to banks, other financial payables and liabilities	1,064	919	145
Finance lease liabilities	245	232	13

The financial risk management policies of the Telecom Italia Group are directed towards diversifying market risks, hedging exchange rate risk in full and optimizing interest rate exposure by an appropriate diversification of the portfolio, which is also achieved by using carefully selected derivative financial instruments. Such instruments, it should be stressed, are not used for speculative purposes and all have an underlying.

Furthermore, in order to determine its exposure to interest rates, the Group defines an optimum composition for the fixed-rate and variable-rate debt structure and uses derivative financial instruments to achieve that prefixed composition. Taking into account the Group’s operating activities, the optimum mix of medium/long-term non-current financial liabilities has been established, on the basis of the nominal amount, in a range of 65% - 75% for the fixed-rate component and 25% - 35% for the variable-rate component.

In managing market risks, the Group has adopted a “Guideline policy for debt management using derivative instruments” and mainly uses IRS and CCIRS derivative financial instruments.

The volatility of interest rates and exchange rates, featuring prominently in the financial markets since the fourth quarter of 2008, has significantly impacted the fair value measurement of derivative positions and the related financial assets and liabilities. Having said this and in order to present a more realistic analysis of net financial debt, starting from the actual figures at June 2009, in addition to the usual indicator (renamed “Accounting net financial debt”), a new indicator was also presented denominated “Adjusted net financial debt” which excludes effects that are purely accounting and non-monetary in nature deriving from the fair value measurement of derivatives and related financial assets and liabilities. The measurement of derivative financial instruments, which also has the objective of pre-setting the exchange rate and the interest rate of future variable contractual flows, does not, in fact, require an actual financial settlement.

Sales of receivables to factoring companies

The sales of receivables to factoring companies finalized during 2011 resulted in a positive effect on net financial debt at December 31, 2011 of 1,334 million euros (1,209 million euros at December 31, 2010).

Gross financial debt

Bonds

Bonds at December 31, 2011 are recorded for 28,373 million euros (29,578 million euros at December 31, 2010). Their nominal repayment amount is 26,975 million euros, decreasing 1,354 million euros compared to December 31, 2010 (28,329 million euros).

The change in bonds during 2011 is as follows:

(millions of original currency)	Currency	Amount	Issue date

New issues
Telecom Italia S.p.A. 1,000 million euros 7% maturing 1/20/2017 (*)	Euro	1,000	10/20/2011
Telecom Italia S.p.A. 750 million euros 4.75% maturing 5/25/2018	Euro	750	5/25/2011
Telecom Italia S.p.A. 1,000 million euros 5.125% maturing 1/25/2016	Euro	1,000	1/25/2011

(*)

On October 20, 2011, bonds were issued for 750 million euros; subsequently, on November 3, 2011, the issue was reopened and increased for another 250 million euros.

(millions of original currency)	Currency	Amount	Repayment date

Repayments
Telecom Italia Capital S.A. Floating Rate Notes 850 million U.S. dollars, 3-month USD LIBOR +0.61%	USD	850	7/18/2011
Telecom Italia Capital S.A. 750 million U.S. dollars 6.2%	USD	750	7/18/2011
Telecom Italia Finance S.A. 7.50% 1,791 million euros (1)	Euro	1,791	4/20/2011
Telecom Italia Capital S.A. Floating Rate Notes 400 million U.S. dollars, 3-month USD LIBOR +0.48%	USD	400	2/1/2011
Telecom Italia S.p.A. 4.5% 750 million euros	Euro	750	1/28/2011

(1)

Net of buybacks by the company for 209 million euros during the years 2009-2011.

As occurred in past years, during 2011, the Telecom Italia Group bought back bonds, with the aim of:

•

giving investors a further possibility of monetizing their positions;

•

partially repaying some debt securities before maturity, increasing the overall return on the Group’s liquidity without inviting any additional risks.

In particular, the following bonds were repurchased:

(millions of original currency)	Currency	Amount	Buyback periods

Buybacks
Telecom Italia Finance S.A. 1,791 million euros 7.50% maturing April 2011 (*)	Euro	93	January - March 2011
Telecom Italia Finance S.A. 801 million euros 7.25% maturing April 2012	Euro	199	January - September 2011
Telecom Italia Finance S.A. 759 million euros 6.875% maturing January 2013	Euro	91	November – December 2011
Telecom Italia S.p.A. 1,222.5 million euros 6.25% maturing February 2012	Euro	27.5	December 2011
Telecom Italia S.p.A. 645 million euros 6.75% maturing March 2013	Euro	5	December 2011

(*)

Bonds had already been bought back for 116 million euros in the years 2009 and 2010. Therefore the total amount bought back is 209 million euros.

In reference to the Telecom Italia S.p.A. 2002-2022 bonds, reserved for subscription by employees of the Group, at December 31, 2011, the nominal amount is equal to 266 million euros and decreased by 39 million euros compared to December 31, 2010 (305 million euros).

Revolving credit facility and term loan

The following table shows the composition and the drawdown of the committed credit lines available at December 31, 2011. These are represented by the revolving credit facility for a total of 8 billion euros expiring August 2014, the syndicated revolving line for a total of 1.25 billion euros expiring February 2013 and the revolving credit line for a total of 200 million euros signed December 20, 2010 and expiring June 19, 2012 (renewable at the discretion of Telecom Italia, up to December 18, 2013):

(billions of euros)	12/31/2011		12/31/2010
	Agreed	Drawn down	Agreed	Drawn down

Revolving Credit Facility – expiring February 2013	1.25	0.25	1.25	--
Revolving Credit Facility – expiring August 2014	8.0	2.0	8.0	1.5
Revolving Credit Facility – expiring June 2012 (renewable to December 2013)	0.2	0.2	0.2	0.12
Total	9.45	2.45	9.45	1.62

On August 3, 2011, a bilateral stand-by credit line was secured for a period of five years (expiring August 3, 2016) for 100 million euros from Banca Regionale Europea, drawn down for the full amount.

Maturities of financial liabilities and average cost of debt

The average maturity of non-current financial liabilities (including the current portion of medium/long-term financial liabilities due within 12 months) is 7.26 years.

The average cost of the Group’s debt, considered as the cost for the year calculated on an annual basis and resulting from the ratio of debt-related expenses to average exposure, is about 5.6%.

For details of the maturities of financial liabilities in terms of expected nominal repayment amounts, as contractually agreed, reference should be made to the Notes “Financial liabilities (current and non-current)” and “Financial risk management” in the consolidated financial statements at December 31, 2011 of the Telecom Italia Group.

Current financial assets and liquidity margin

The Telecom Italia Group’s available liquidity margin, calculated as the sum of Cash and cash equivalents and current Securities other than investments, amounts to 7,721 million euros at December 31, 2011 (6,842 million euros at December 31, 2010) which, together with its unused committed credit lines for 7 billion euros, allows the Group to amply meet its repayment obligations over the next 24 months.

In particular:

•

Cash and cash equivalents amount to 6,714 million euros (5,526 million euros at December 31, 2010). The different technical forms of investing available cash at December 31, 2011, which include euro commercial paper for 220 million euros, can be analyzed as follows:

–

Maturities: investments have a maximum maturity of three months;

–

Counterpart risk: investments by the European companies are made with leading banking, financial and industrial institutions with high-credit-quality and at least an A- rating. Investments by the companies in South America are made with leading local counterparts;

–

Country risk: investments are made mainly in major European financial markets.

•

Securities other than investments amount to 1,007 million euros (1,316 million euros at December 31, 2010). Such forms of investment represent alternatives to the investment of liquidity with the aim of raising the return. These mainly consist of 864 million euros of Italian treasury bonds purchased by Telecom Italia S.p.A., which pursuant to Consob Communication DEM/11070007 of August 5, 2011 represent investments in “Sovereign debt securities” and have been made in accordance with the “Guideline for investments of liquidity using financial instruments” adopted by the Telecom Italia Group in July 2009, and also 142 million euros of bonds with different maturities, but all with an active market, that is, readily convertible into cash. For further details, reference should be made to the Note “Financial risk management” in the consolidated financial statements at December 31, 2011 of the Telecom Italia Group.

In the fourth quarter of 2011, adjusted net financial debt increased 466 million euros. The operating cash generated was absorbed by the payment of income taxes, the acquisition of the companies in the AES Atimus Group in Brazil and the acquisition of LTE frequencies in Italy.

Adjusted net financial debt

(millions of euros)	12/31/2011	9/30/2011	Change

Accounting net financial debt	30,819	30,250	569
Reversal of fair value measurement of derivatives and related financial assets/liabilities	(405)	(302)	(103)
Adjusted net financial debt	30,414	29,948	466
Breakdown as follows :
Total adjusted gross financial debt	39,382	36,343	3,039
Total adjusted financial assets	(8,968)	(6,395)	(2,573)

Research and Development

As for “Research and Development”, this area is discussed in a specific paragraph of the Sustainability Section of this Report on Operations, under “The Community” in this Report on Operations.

Events Subsequent to December 31, 2011

With regard to subsequent events, reference should be made to the specific Note “Events subsequent to December 31, 2011” in the consolidated financial statements at December 31, 2011 of the Telecom Italia Group.

Business Outlook for the Year 2012

As for the Telecom Italia Group’s outlook for the current year, the objectives linked to the principal economic indicators, as outlined in the Business Plan 2012-2014, are, for the full year 2012:

•

Revenues and EBITDA basically stable compared to 2011

•

Adjusted net financial debt of about 27.5 billion euros

Principal risks and uncertainties

The business outlook for 2012 could be affected by risks and uncertainties caused by a multitude of factors, the majority of which are beyond the Group’s control.

The following are the main risks and uncertainties concerning the Telecom Italia Group’s activities in 2012.

Macroeconomic trend

Italy’s exposure to the sovereign debt crisis overshadowing the Euro area may cause a new weakening of the Italian economy, after the slight recovery that in 2010 and in 2011 had followed the heightened downward swing produced by the global economic crisis that began at the end of 2008. The Italian economy is facing a restrictive fiscal policy (a mix of spending cuts and tax increases) aimed at putting into place a long-term plan to reduce the budget deficit with the objective of balancing the budget by 2013. Such restrictive fiscal policy pursues structural adjustments which guarantee the sustainability over the long term of public finances. Furthermore, the tight credit situation deriving from the growing problems of the banking sector in the Eurozone, contributes further to lowering the forecasts of growth for the next few years: the climate for investments remains difficult and the confidence of the consumer low.

The macroeconomic scenario in Brazil is expected to show steady growth, supported by high levels of domestic and foreign investments, high consumption, falling inflation and a steady rate of exchange. The overall economic equilibrium has permitted the Central Bank to cut interest rates as a precautionary measure, in case the economy is affected by the global recession. At the moment, the Brazilian macroeconomic context seems to be fairly stable, although it is expanding more slowly than in the past, but any worsening of the situation could have an adverse effect on the demand for telecommunications services.

The Argentine economy is expected to grow in 2012, although at a lower rate than in the previous years when the country recorded strong economic expansion. Private consumption should continue to be the primary driver of the economy, however, the effects of the fall in agriculture production, of growing external restrictions and of a more conservative tax approach could give rise to growth that is in some ways lower but more balanced. In this context, inflation will continue to represent a pivotal element.

Finally, the international landscape will represent a determining factor for economic growth, where the prices of raw materials and the evolution of the global financial markets exemplify the main critical elements.

Telecommunications market trend

The telecommunications sector is generally regarded as being less cyclical than other sectors, since, in the business segment, telecommunications services are perceived as an effective tool through which companies can improve productivity. In the residential segment, on the other hand, they are becoming a factor of increasing importance in the budgets of family expenditures. However, the recession has had a major impact on the growth prospects of our domestic market, and may continue to do so. In particular, the weakness of the economy may lead companies to adopt a more cautious approach when it comes to acquiring telecommunication services due to the overall reduction in expenditures (operating costs and investments) of industrial sectors, whereas, in the residential segment, the fall in consumption may implicate a further lowering of the prices of telecommunications services and a fall in the demand for our products and services.

The market of telecommunications in Brazil is primed for further growth, sustained by the development of the mobile area (both phone and data services) and broadband for fixed phone lines. In particular, the trend of replacing fixed services with mobile services, seen in recent years, is expected to continue.

On the Argentine market, growth is expected, driven by the evolution of both fixed and mobile broadband. However, the evolution of the Argentine telecommunications market may be influenced by the unfurling of the effects of number portability on mobile phones, and may lead to a rise in the level of competition.

As for the domestic market, the development of the Brazilian and Argentine telecommunications markets is influenced by the evolution of the macroeconomic context. As a result, if the macroeconomic figures were to be worse than anticipated, this could reflect negatively on the demand for telecommunications services.

Furthermore, on a global scale, the telecommunications sector is being subjected to growing pressure from lateral competition by operators in the IT, Media and Devices/Consumer Electronics sectors, and by OTT operators which offer content and services via the internet to people who do not have their own TLC network. Because of this, the evolution of the telecommunications markets in the main countries in which we operate (Italy, Brazil and Argentina) may be influenced by the development of the competitive scenario with regard to these players.

Financial risks

The Telecom Italia Group pursues a policy of managing financial risks (market risk, credit risk and liquidity risk) by the definition, at a central level, of guidelines for directing operations, the identification of the most suitable financial instruments to reach prefixed objectives, the monitoring of the results achieved and the exclusion of the use of financial instruments for speculative purposes.

Furthermore, the Group pursues the objective of achieving an “adequate level of financial flexibility” which is expressed by maintaining a treasury margin to cover refinancing requirements at least for the next 12-18 months with liquidity and committed syndicated credit lines.

The particular climate of the financial markets has persuaded the Telecom Italia Group to adopt a more conservative approach than the aforementioned policy and – at the end of 2011 – the Group has a liquidity margin able to amply meet debt repayment obligations for the next 24 months. Consequently, the Telecom Italia Group can wait for the most appropriate time to access the financial markets. Further details are provided in the Note “Financial risk management” to the consolidated financial statements at December 31, 2011 of the Telecom Italia Group.

Consolidated Financial Statements – Telecom Italia Group

Separate Consolidated Income Statements

(millions of euros)	2011	2010	Change (a-b)
	(a)	(b)	amount	%

Revenues	29,957	27,571	2,386	8.7
Other income	299	255	44	17.3
Total operating revenues and other income	30,256	27,826	2,430	8.7
Acquisition of goods and services	(12,859)	(11,383)	(1,476)	(13.0)
Employee benefits expenses	(3,917)	(4,021)	104	2.6
Other operating expenses	(1,859)	(1,422)	(437)	(30.7)
Changes in inventories	56	(135)	191	°
Internally generated assets	569	547	22	4.0
Operating profit before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)	12,246	11,412	834	7.3
Depreciation and amortization	(5,494)	(5,542)	48	0.9
Gains (losses) on disposals of non-current assets	3	11	(8)	(72.7)
Impairment reversals (losses) on non-current assets	(7,358)	(63)	(7,295)	°
Operating profit (loss) (EBIT)	(603)	5,818	(6,421)	(110.4)
Share of profits (losses) of associates and joint ventures accounted for using the equity method	(39)	99	(138)	°
Other income (expenses) from investments	16	289	(273)	(94.5)
Finance income	2,464	3,081	(617)	(20.0)
Finance expenses	(4,462)	(5,155)	693	13.4
Profit (loss) before tax from continuing operations	(2,624)	4,132	(6,756)	(163.5)
Income tax expense	(1,643)	(550)	(1,093)	°
Profit (loss) from continuing operations	(4,267)	3,582	(7,849)	°
Profit (loss) from Discontinued operations/Non-current assets held for sale	(13)	(7)	(6)	°
Profit (loss) for the year	(4,280)	3,575	(7,855)	°
Attributable to:
• Owners of the Parent	(4,726)	3,121	(7,847)	°
• Non-controlling interests	446	454	(8)	°

Consolidated Statements of Comprehensive Income

In accordance with IAS 1 (Presentation of Financial Statements), the following statements of comprehensive income include the profit (loss) for the year as shown in the separate consolidated income statements and all non-owner changes in equity.

(millions of euros)		2011	2010

Profit (loss) for the year	(a)	(4,280)	3,575
Other components of the Statements of Comprehensive Income:
Available-for-sale financial assets:
Profit (loss) from fair value adjustments		5	(7)
Loss (profit) transferred to the Separate Consolidated Income Statement		2	5
Net fiscal impact		(4)	(1)
	(b)	3	(3)
Hedging instruments:
Profit (loss) from fair value adjustments		523	767
Loss (profit) transferred to the Separate Consolidated Income Statement		(230)	(480)
Net fiscal impact		(83)	(77)
	(c)	210	210
Exchange differences on translating foreign operations:
Profit (loss) on translating foreign operations		(613)	659
Loss (profit) on translating foreign operations transferred to the Separate Consolidated Income Statement		75	18
Net fiscal impact		-	-
	(d)	(538)	677
Share of other profits (losses) of associates and joint ventures accounted for using the equity method:
Profit (loss)		-	109
Loss (profit) transferred to the Separate Consolidated Income Statement		-	-
Net fiscal impact		-	-
	(e)	-	109
Total	(f=b+c+d+e)	(325)	993
Total profit (loss) for the year	(a+f)	(4,605)	4,568
Attributable to:
Owners of the Parent		(4,825)	3,855
Non-controlling interests		220	713

Consolidated Statements of Financial Position

(millions of euros)		12/31/2011 (a)	12/31/2010 (b)	Change (a-b)

Assets
Non-current assets
Intangible assets
Goodwill		36,957	43,923	(6,966)
Other intangible assets		8,600	7,936	664
		45,557	51,859	(6,302)
Tangible assets
Property, plant and equipment owned		14,854	15,238	(384)
Assets held under finance leases		1,094	1,177	(83)
		15,948	16,415	(467)
Other non-current assets
Investments in associates and joint ventures accounted for using the equity method		47	85	(38)
Other investments		38	43	(5)
Non-current financial assets		2,949	1,863	1,086
Miscellaneous receivables and other non-current assets		1,128	934	194
Deferred tax assets		1,637	1,863	(226)
		5,799	4,788	1,011
Total Non-current assets	(a)	67,304	73,062	(5,758)
Current assets
Inventories		447	387	60
Trade and miscellaneous receivables and other current assets		7,770	7,790	(20)
Current income tax receivables		155	132	23
Current financial assets
Securities other than investments, financial receivables and other current financial assets		1,469	1,754	(285)
Cash and cash equivalents		6,714	5,526	1,188
		8,183	7,280	903
Current assets sub-total		16,555	15,589	966
Discontinued operations/Non-current assets held for sale
of a financial nature		-	-	-
of a non-financial nature		-	389	(389)
		-	389	(389)
Total Current assets	(b)	16,555	15,978	577
Total Assets	(a+b)	83,859	89,040	(5,181)

(millions of euros)		12/31/2011 (a)	12/31/2010 (b)	Change (a-b)

Equity and Liabilities
Equity
Equity attributable to owners of the Parent		22,791	28,819	(6,028)
Equity attributable to non-controlling interests		3,904	3,736	168
Total Equity	(c)	26,695	32,555	(5,860)
Non-current liabilities
Non-current financial liabilities		35,860	34,348	1,512
Employee benefits		850	1,129	(279)
Deferred tax liabilities		1,056	991	65
Provisions		831	860	(29)
Miscellaneous payables and other non-current liabilities		1,156	1,086	70
Total Non-current liabilities	(d)	39,753	38,414	1,339
Current liabilities
Current financial liabilities		6,091	6,882	(791)
Trade and miscellaneous payables and other current liabilities		10,984	10,954	30
Current income tax payables		336	235	101
Current liabilities sub-total		17,411	18,071	(660)
Liabilities directly associated with discontinued operations/non-current assets held for sale
of a financial nature		-	-	-
of a non-financial nature		-	-	-
		-	-	-
Total Current Liabilities	(e)	17,411	18,071	(660)
Total Liabilities	(f=d+e)	57,164	56,485	679
Total Equity and Liabilities	(c+f)	83,859	89,040	(5,181)

Consolidated Statements of Cash Flows

(millions of euros)		2011	2010

Cash flows from operating activities:
Profit (loss) from continuing operations		(4,267)	3,582
Adjustments for:
Depreciation and amortization		5,494	5,542
Impairment losses (reversals) on non-current assets (including investments)		7,365	(116)
Net change in deferred tax assets and liabilities		189	(749)
Losses (gains) realized on disposals of non-current assets (including investments)		(18)	(41)
Share of losses (profits) of associates and joint ventures accounted for using the equity method		39	(99)
Change in employee benefits		(250)	73
Change in inventories		(36)	96
Change in trade receivables and net amounts due from customers on construction contracts		3	13
Change in trade payables		(164)	(278)
Net change in current income tax receivables/payables		90	(170)
Net change in miscellaneous receivables/payables and other assets/liabilities		67	(980)
Cash flows from (used in) operating activities	(a)	8,512	6,873
Cash flows from investing activities:
Purchase of intangible assets on an accrual basis		(3,066)	(1,781)
Purchase of tangible assets on an accrual basis		(3,029)	(2,802)
Total purchase of intangible and tangible assets on an accrual basis		(6,095)	(4,583)
Change in amounts due to fixed asset suppliers		557	103
Total purchase of intangible and tangible assets on a cash basis		(5,538)	(4,480)
Acquisition of control of subsidiaries or other businesses, net of cash acquired		(668)	(4)
Net cash and cash equivalents arising from the acquisition of the control of the Sofora group - Argentina		-	392
Acquisitions/disposals of other investments		(1)	35
Change in financial receivables and other financial assets		(580)	502
Proceeds from sale that result in a loss of control of subsidiaries or other businesses, net of cash disposed of		51	180
Proceeds from sale/repayment of intangible, tangible and other non-current assets		435	56
Cash flows from (used in) investing activities	(b)	(6,301)	(3,319)
Cash flows from financing activities:
Change in current financial liabilities and other		1,351	957
Proceeds from non-current financial liabilities (including current portion)		4,523	2,007
Repayments of non-current financial liabilities (including current portion)		(5,290)	(5,842)
Share capital proceeds/reimbursements (including subsidiaries)		240	67
Dividends paid		(1,326)	(1,093)
Changes in ownership interests in consolidated subsidiaries		(211)	-
Cash flows from (used in) financing activities	(c)	(713)	(3,904)
Cash flows from (used in) discontinued operations/non-current assets held for sale	(d)	-	-
Aggregate cash flows	(e=a+b+c+d)	1,498	(350)
Net cash and cash equivalents at beginning of the year	(f)	5,282	5,484
Net foreign exchange differences on net cash and cash equivalents	(g)	(110)	148
Net cash and cash equivalents at end of the year	(h=e+f+g)	6,670	5,282

Additional Cash Flow Information

(millions of euros)	2011	2010

Income taxes (paid) received	(1,381)	(1,392)
Interest expense paid	(3,044)	(3,079)
Interest income received	1,332	1,176
Dividends received	2	3

Analysis of Net Cash and Cash Equivalents

(millions of euros)	2011	2010

Net cash and cash equivalents at beginning of the year:
Cash and cash equivalents – from continuing operations	5,526	5,504
Bank overdrafts repayable on demand – from continuing operations	(244)	(101)
Cash and cash equivalents – from Discontinued operations/Non-current assets held for sale	-	81
Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale	-	-
	5,282	5,484
Net cash and cash equivalents at end of the year:
Cash and cash equivalents – from continuing operations	6,714	5,526
Bank overdrafts repayable on demand – from continuing operations	(44)	(244)
Cash and cash equivalents – from Discontinued operations/Non-current assets held for sale	-	-
Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale	-	-
	6,670	5,282

Highlights – The Business Units of the Telecom Italia Group

The highlights of the Telecom Italia Group are presented in this Annual Report based on the following operating segments:

•

Domestic Business Unit: includes domestic operations for voice and data services on fixed and mobile networks for final customers (retail) and other operators (wholesale), the operations of the Telecom Italia Sparkle group (international wholesale) as well as the relative support activities;

•

Brazil Business Unit: includes mobile (Tim Celular) and fixed (Intelig, Tim Fiber SP and Tim Fiber RJ) telephone operations in Brazil;

•

Argentina Business Unit: comprises fixed (Telecom Argentina) and mobile (Telecom Personal in Argentina and Núcleo in Paraguay) telephone operations;

•

Media Business Unit: includes telephone network operations and management;

•

Olivetti Business Unit: includes manufacturing operations for digital printing systems, office products and Information Technology services;

•

Other Operations: includes finance companies and other minor companies not strictly related to the core business of the Telecom Italia Group.

Information by operating segment is as follows:

	Revenues		EBITDA		EBIT		Capital expenditures		Headcount at year-end (number)

(millions of euros)	2011	2010	2011	2010	2011	2010	2011	2010	12/31/2011	12/31/2010
Domestic	19,032	20,068	9,243	9,393	(1,945)	5,162	4,200	3,106	55,389	56,530
Brazil	7,343	6,199	1,990	1,801	986	685	1,290	1,216	10,539	10,114
Argentina (*)	3,220	798	1,035	245	509	110	556	188	16,350	15,650
Media	238	258	28	13	(87)	(92)	61	67	765	777
Olivetti	343	391	(35)	(19)	(41)	(24)	5	5	1,075	1,090
Other Operations	2	64	(15)	(21)	(15)	(38)	-	4	36	39
Adjustments and Eliminations	(221)	(207)	-	-	(10)	15	(17)	(3)	-	-
Consolidated Total	29,957	27,571	12,246	11,412	(603)	5,818	6,095	4,583	84,154	84,200

(*)

In the scope of consolidation since October 13, 2010.

Highlights of the operating data of the Telecom Italia Group Business Units are presented in the following table:

	12/31/2011	12/31/2010	12/31/2009

DOMESTIC FIXED
Fixed-line network connections in Italy at year-end (thousands)	16,745	17,609	18,525
Physical accesses (Consumer + Business) at year-end (thousands)	14,652	15,351	16,097
Broadband accesses in Italy at year-end (thousands)	9,089	9,058	8,741
of which retail accesses (thousands)	7,125	7,175	7,000
Network infrastructure in Italy:
access network in copper (millions of km – pair, distribution and connection)	112.2	111.7	110.5
access and carrier network in optical fiber (millions of km - fiber)	4.6	4.3	4.1
Network infrastructure abroad:
European backbone (km of fiber)	55,000	55,000	55,000
Mediterranean (km of submarine cable)	7,500	7,000	7,000
South America (km of fiber)	30,000	30,000	30,000
Total traffic:
Minutes of traffic on fixed-line network (billions)	108.9	121.5	134.4
Domestic traffic	93.3	104.1	115.6
International traffic	15.6	17.4	18.8
DOMESTIC MOBILE
Number of lines at year-end (thousands)	32,227	31,018	30,856
Change in lines (%)	3.9	0.5	(11.3)
Churn rate (%) (1)	21.9	22.0	29.4
Total average outgoing traffic per month (millions of minutes)	3,633	3,305	2,982
Total average outgoing and incoming traffic per month (millions of minutes)	4,843	4,597	4,260
Average monthly revenues per line (in euros) (2)	17.4	19.7	20.0
BRAZIL
Number of lines at year-end (thousands)	64,070	51,015	41,102
ARGENTINA (*)
Number of fixed lines at year-end (thousands)	4,141	4,107	4,060
Number of mobile lines at year-end (thousands)	20,342	18,212	16,281
Broadband accesses at year-end (thousands)	1,550	1,380	1,214
MEDIA
La7 audience share Free-to-Air (analog mode) (average during year, in %)	3.8	3.1	3.0
La7 audience share Free-to-Air (analog mode) (average of last month of the year, in %)	3.9	3.3	2.9

(1)

The data refers to total lines. The churn rate represents the number of mobile customers who discontinued service during the period expressed as a percentage of the average number of customers.

(2)

The values are calculated on the basis of revenues from services (including revenues from prepaid cards) as a percentage of the average number of lines.

(*)

The operating data of the Argentina Business Unit for the year 2009 is presented only for illustration purposes. The Argentina Business Unit has been consolidated by the Telecom Italia Group since October 13, 2010.

The Business Units of the Telecom Italia Group

Domestic

The Domestic Business Unit operates as the consolidated market leader in the sphere of voice and data services on fixed and mobile networks for final retail customers and other wholesale operators. In the international field, the Business Unit develops fiber optic networks for wholesale customers (in Europe, in the Mediterranean and in South America).

The Structure of Business Unit

The Domestic Business Unit is organized as follows:

(*)

Principal companies: Telecom Italia S.p.A., Matrix S.p.A., 4GH group, Telecontact Center S.p.A., Path.Net S.p.A., Telenergia S.p.A., HR Services S.r.l. and Shared Service Center S.r.l..

The principal operating and financial data of the Domestic Business Unit are now reported according to two Cash-generating units (CGU):

•

Core Domestic: includes all telecommunications activities inherent to the Italian market. Revenues are broken down in the following tables according to the net contribution of each market segment to the CGU’s results, excluding intrasegment transactions. The sales market segments defined on the basis of the “customer centric” organizational model are as follows:

—

Consumer: comprises the aggregate of voice and internet services and products managed and developed for persons and families in the fixed and mobile telecommunications markets, from public telephony to the web portal/services of the company Matrix;

—

Business: is constituted by the aggregate of voice, data, internet and ICT solutions services and products managed and developed for SMEs (small and medium enterprises) and SOHOs (Small Office Home Office) in the fixed and mobile telecommunications markets;

—

Top: comprises the aggregate of voice, data, internet and ICT solutions services and products managed and developed for Top, Public Sector, Large Account and Enterprise clientele in the fixed and mobile telecommunications markets;

—

National Wholesale: consists of the management and development of the portfolio of regulated and unregulated wholesale services for fixed and mobile telecommunications operators in the domestic market;

—

Other (Support Structures): includes:

—

Technology & IT: constitutes services related to the development, building and operation of network infrastructures, real estate properties and plant engineering, delivery processes and assurance regarding clientele services in addition to the development and operation of information services;

—

Staff & Other: services carried out by Staff functions and other support activities performed by minor companies of the Group also offered to the market and other Business Units.

•

International Wholesale: International Wholesale includes the activities of the Telecom Italia Sparkle group which operates in the international voice, data and internet services market aimed at fixed and mobile telecommunications operators, ISPs/ASPs (Wholesale market) and multinational companies through its own networks in the European, Mediterranean and South American markets.

Main operating and financial data

Key results of the Domestic Business Unit in total and by customer/business segment in 2011 compared to 2010 are as follows:

Domestic Business Unit

(millions of euros)	2011	2010	Change
			amount	%	% organic

Revenues	19,032	20,068	(1,036)	(5.2)	(4.8)
EBITDA	9,243	9,393	(150)	(1.6)	(3.9)
EBITDA margin	48.6	46.8		1.8pp	0.5pp
EBIT	(1,945)	5,162	(7,107)	°	(1.3)
EBIT margin	n.s.	25.7		n.s.	1.0pp
Capital expenditures	4,200	3,106	1,094	35.2
Headcount at year-end (number)	55,389	56,530	1,141	(2.0)

Core Domestic

(millions of euros)	2011	2010	Change
			amount	%	% organic

Revenues	18,123	19,065	(942)	(4.9)	(4.8)
Consumer	9,217	9,739	(522)	(5.4)	(5.0)
Business	3,267	3,509	(242)	(6.9)	(6.9)
Top	3,322	3,511	(189)	(5.4)	(5.4)
National Wholesale	2,103	2,076	27	1.3	1.0
Other	214	230	(16)	(7.0)	(5.3)
EBITDA	9,009	9,104	(95)	(1.0)	(3.4)
EBITDA margin	49.7	47.8		1.9pp	0.7pp
EBIT	(2,088)	4,967	(7,055)	°	(0.5)
EBIT margin	n.s.	26.1		n.s.	1.2pp
Capital expenditures	4,124	3,027	1,097	36.2
Headcount at year-end (number)	54,380	55,475	(1,095)	(2.0)

International Wholesale

(millions of euros)	2011	2010	Change
			amount	%	% organic

Revenues	1,393	1,569	(176)	(11.2)	(8.8)
of which third party	960	1,099	(139)	(12.6)	(7.8)
EBITDA	246	300	(54)	(18.0)	(17.7)
EBITDA margin	17.7	19.1		(1.4)pp	(1.9)pp
EBIT	143	194	(51)	(26.3)	(26.5)
EBIT margin	10.3	12.4		(2.1)pp	(2.3)pp
Capital expenditures	76	82	(6)	(7.3)
Headcount at year-end (number)	1,009	1,055	(46)	(4.4)

Revenues

In 2011, except for National Wholesale, all segments displayed a contraction in revenues but affirm a progressive recovery during the course of the year thanks to the growth of the mobile customer base, a reduction in the loss of fixed accesses and the effectiveness of the new offering policies both in terms of the slowdown in price reductions and the development of new services (Broadband and ICT). More to the point:

•

Consumer: the Consumer segment reports a reduction in revenues of 522 million euros (-5.4%) compared to 2010. The decrease in organic revenues is 487 million euros (-5.0%) and confirms the trend of recovery already observed during the year compared to the same periods of 2010 (-0.4% in the fourth quarter of 2011, -4.0% in the third, -6.4% in the second and -9.2% in the first). It should be noted that organic revenues excluded 35 million euros of revenues of the second quarter of 2010 relating to the end of the “1001TIM” loyalty program which had resulted in the recognition of revenues from previously deferred bonus points that had not been used by the customer. The organic shrinkage can be entirely traced to revenues from services (-607 million euros, or -6.4%). This contraction is attributable to traditional voice services, both mobile and fixed, that were only partly offset by higher mobile internet revenues (+81 million euros, or +17.8% compared to 2010 and +28 million euros, or +22.6% in the fourth quarter compared to the same period of the prior year).

•

Business: in 2011, the Business segment shows a reduction in revenues of -242 million euros (-6.9%), and a trend of progressive recovery since the beginning of the year. This decline is mostly in reference to the mobile services and traditional fixed-line voice services, with the latter, in particular, attributable to an erosion of the customer base (-5.8% compared to 2010).

•

Top: the reduction in revenues in 2011 by the Top segment is 189 million euros (-5.4%) compared to 2010. Such decline principally refers to revenues from services (-144 million euros, or -4.8%), due, in particular, to a contraction in fixed telephony and a reduction in per unit mobile voice revenues which is only partially compensated by the growth in fixed-line ICT.

•

National Wholesale: the increase in the revenues of National Wholesale (+27 million euros, or +1.3%) is generated by the growth of the customer base of OLOs (Other Licensed Operators) regarding services for Local Loop Unbundling, Wholesale Line Rental and Bitstream.

International Wholesale Revenues

International Wholesale (the Telecom Italia Sparkle Group) reported revenues of 1,393 million euros in 2011, down 176 million euros (-11.2%, or -8.8% in organic terms) compared to 2010. Such decline is almost entirely due to voice services (-167 million euros, or -14.8%), which are penalized by strong price pressure caused by market competition and also measures to rationalize the sector based on a more selective approach in terms of the quality of the customer portfolio and traffic, however without any significant impact on the margin. Moreover, revenues in 2010 included 29 million euros generated by the subsidiary Elettra which was sold in September 2010.

Besides the summary by market segment reported above, sales information by technology (fixed and mobile) is also presented below as a continuation of the information presented in the annual and interim reports of the previous periods.

Revenues of the Business Unit by technology and market segment are reported below:

(millions of euros)	2011			2010			Change %
Market segment	Total	Fixed(*)	Mobile(*)	Total	Fixed(*)	Mobile(*)	Total	Fixed(*)	Mobile(*)

Consumer	9,217	4,409	4,973	9,739	4,674	5,275	(5.4)	(5.7)	(5.7)
Business	3,267	2,182	1,126	3,509	2,336	1,220	(6.9)	(6.6)	(7.7)
Top	3,322	2,585	826	3,511	2,724	887	(5.4)	(5.1)	(6.9)
National Wholesale	2,103	3,028	154	2,076	2,934	234	1.3	3.2	(34.2)
Other	214	220	35	230	201	76	(7.0)	9.5	(53.9)
Total Core Domestic	18,123	12,424	7,114	19,065	12,869	7,692	(4.9)	(3.5)	(7.5)
International Wholesale	1,393	1,393		1,569	1,569		(11.2)	(11.2)
Eliminations	(484)	(276)		(566)	(322)
Total Domestic	19,032	13,541	7,114	20,068	14,116	7,692	(5.2)	(4.1)	(7.5)

(*)

The breakdown by fixed and mobile technology is presented gross of intersegment eliminations.

Fixed-line Telecommunications Revenues

Fixed-line telecommunications revenues amount to 13,541 million euros in 2011, decreasing 575 million euros compared to 2010 (-4.1%; -3.8% in organic terms, of which -3.5% relates to revenues from services). Such contraction is largely attributable to the reduction in retail accesses, which at December 31, 2011 total 14.7 million lines (-4.6% compared to December 31, 2010), but which is showing signs of slowing down - thanks to sales policies aimed at maintaining and recapturing customers – even though the reference market features a general decline. As for broadband services, conversely, sales are basically steady due to a client portfolio that is more or less stable in a market environment that identifies with fierce competition. The total broadband portfolio is equal to 9.1 million accesses (+31,000 compared to December 31, 2010), of which 7.1 million are retail accesses, with a market share of 53%, down from 2010 (-1.8 percentage points), and 2.0 million wholesale accesses.

The following table shows the trend of revenues in the major areas of business:

	2011		2010		Change
(millions of euros)	% of total		% of total		amount	%

Retail voice	5,681	41.9	6,133	43.4	(452)	(7.4)
Internet	1,688	12.5	1,751	12.4	(63)	(3.6)
Business data	1,617	11.9	1,655	11.7	(38)	(2.3)
Wholesale	4,155	30.7	4,171	29.5	(16)	(0.4)
Other	400	3.0	406	3.0	(6)	(1.5)
Total Fixed-line Telecommunications Revenues	13,541	100.0	14,116	100.0	(575)	(4.1)

Mobile Telecommunications Revenues

Although revenues in the mobile sector are still contracted, the sector displays a structural improvement in sales performance which confirms the merit of the repositioning strategy adopted for the mobile business: the customer base totals about 32.2 million lines and grew from the end of 2010 1.2 million mainly in light of higher acquisitions and stable churn rates (21.9% compared to 22.0% in 2010).

Mobile telecommunications revenues are 7,114 million euros in 2011, decreasing 578 million euros compared to 2010 (-7.5%, or -7.1% in organic terms), with a progressive and constant improving trend compared to the same period of 2010 (-2.2% in the fourth quarter of 2011; -6.5% in the third; -7.6% in the second and -12% in the first). Revenues from services show an organic change of -8.7% compared to

2010 (-7.1% in the fourth quarter of 2011 compared to the same period of 2010; -7.5% in the third; -8.7% in the second and -11.7% in the first).

The following table shows the trend of revenues in the major areas of business:

	2011		2010		Change
(millions of euros)	% of total		% of total		amount	%

Outgoing voice	3,600	50.6	4,033	52.4	(433)	(10.7)
Incoming voice	1,117	15.7	1,358	17.7	(241)	(17.7)
VAS (value-added services)	2,038	28.6	2,045	26.6	(7)	(0.3)
Handsets	359	5.1	256	3.3	103	40.2
Total Mobile Telecommunications Revenues	7,114	100.0	7,692	100.0	(578)	(7.5)

EBITDA

EBITDA of the Domestic Business Unit is 9,243 million euros in 2011, down 150 million euros compared to 2010 (-1.6%). The EBITDA margin is 48.6% and an improvement compared to 2010 (+1.8 percentage points). The contraction in revenues impacted EBITDA and was offset in part by selective control over fixed costs which produced cost containment and reduction.

Organic EBITDA in 2011 is 9,351 million euros (-376 million euros, or -3.9% compared to 2010), with an organic EBITDA margin equal to 49.1%, an increase compared to 2010 (+0.5 percentage points).

In detail:

(millions of euros)	2011	2010	Change

Historical EBITDA	9,243	9,393	(150)
Exchange rate effect		(4)	4
Changes in the scope of consolidation		(8)	8
Non-organic (income) expenses	108	346	(238)
Non-organic revenues	-	(35)	35
Disputes and settlements (*)	63	91	(28)
Expenses for mobility under Law 223/91	12	254	(242)
Other (income) expenses	33	36	(3)
Comparable EBITDA	9,351	9,727	(376)

(*)

The amount at December 31, 2011 includes expenses of 21 million euros for compensation due on the early termination of the Competence Center contract with Telecom Italia Media.

With regard to the change in the main costs, the following is noted:

(millions of euros)	2011	2010	Change

Acquisition of goods and services	6,766	7,131	(365)
Employee benefits expenses	2,987	3,473	(486)
Other operating expenses	778	709	69

In particular:

•

acquisition of goods and services: shrunk 365 million euros (-5.1%) compared to 2010. Such contraction is mainly due to a decrease in the amounts to be paid to other operators, owing principally to the reduction in mobile termination rates. The higher expense for certain items, such as energy and variable costs related to product/service sales, has been absorbed by efficiency measures applied to fixed operating costs;

•

employee benefits expenses: fell 486 million euros compared to 2010, attributable mostly to the reduction in the average headcount of the salaried workforce (-3,529 compared to 2010, of whom -1,188 are under “solidarity contracts” at Telecom Italia S.p.A. and SSC - Shared Service Center S.r.l), as well as a reduction (110 million euros) deriving from the actuarial effects regarding employee severance indemnities in connection with the change in the economic parameters of reference (discount rate and inflation rate) and also the new law on pensions (Law 214 of December 22, 2011) which extends the estimated period in which a person works. It should be noted that employee benefits expenses in 2010 included a total of 254 million for the start by the Parent, Telecom Italia, SSC and Telecom Italia Sparkle of the mobility procedure under Law 223/91. In 2011, the provisions were adjusted by another 12 million euros, of which 9 million euros is for the Parent, Telecom Italia, and 3 million euros for SSC.

•

other operating expenses: rose 69 million euros compared to 2010, mainly due to the increase in expenses and provision charges connected with credit management and credit risks, particularly on Business clientele. Details are as follows:

(millions of euros)	2011	2010	Change

Writedowns and expenses in connection with credit management	397	317	80
Provision charges	50	53	(3)
Telecommunications operating fees and charges	58	56	2
Indirect duties and taxes	108	122	(14)
Sundry expenses	165	161	4
Total	778	709	69

EBIT

EBIT is a negative 1,945 million euros in 2011, decreasing 7,107 million euros. EBIT particularly comprises the goodwill impairment charge of 7,307 million euros referring to the Core Domestic cash-generating unit, recorded on the basis of the results of the impairment test.

Organic EBIT, calculated by also excluding the above goodwill impairment charges, is 5,410 with a negative change of 74 million euros (-1.3%); the organic EBIT margin increased from 27.4% in 2010 to 28.4% in 2011.

In detail:

(millions of euros)	2011	2010	Change

Historical EBIT	(1,945)	5,162	(7,107)
Exchange rate effect		(2)	2
Differences in the scope of consolidation		(4)	4
Non-organic (income) expenses	7,355	328	7,027
Non-organic expenses already described under EBITDA	108	346	(238)
Core Domestic CGU goodwill impairment charge	7,307	-	7,307
Gains)/losses, impairment (Reversals)/losses on non-current assets and investments	(60)	(18)	(42)
Comparable EBIT	5,410	5,484	(74)

In particular, with reference to the goodwill impairment charge of the Core Domestic CGU, for 7,307 million euros, in preparing the annual financial statements the Telecom Italia Group repeated the impairment test that had been performed in the first half of 2011 which led to the recognition in the Half-year Financial Report at June 30, 2011 of an impairment loss of 3,182 million euros referring to the Core Domestic cash-generating unit. The macroeconomic and market climate was marked by a slowdown in the higher growth economies and fears of a recession in the mature ones which was more accentuated in the domestic market. Added to this was an escalation, in the second half of the year, of financial market pressures, with particular reference to the trend of interest rates. The measurement therefore took into account such deterioration of the financial markets in general terms, with reference to interest rates, while the worsening of expectations regarding the market prospects of the Business Unit in question were considered in specific terms.

Further details are provided in the Note “Goodwill” in the consolidated financial statements at December 31, 2011 of the Telecom Italia Group.

Capital expenditures

Capital expenditures total 4,200 million euros, up 1,094 million euros compared to 2010. The increase is due principally to the acquisition of the user rights for 800, 1800 and 2600 MHz LTE frequencies to be designated for broadband mobile communications for a total of 1,223 million euros. This follows the auction by the Ministry of Economic Development which took place in the second half of the year. The user rights, formally awarded by the Ministry on October 3, 2011, were assigned in February 2012.

The percentage of capital expenditures to revenues is 22.1%, excluding the acquisition of the above LTE frequencies, the ratio is 15.6%, basically in line with 2010 (15.5%).

Headcount

Headcount is 55,389 at December 31, 2011, with a reduction of 1,141 compared to December 31, 2010 and includes 4 persons with temp work contracts (8 at December 31, 2010).

Commercial developments

Mobile consumer

In 2011, sales actions in the mobile services market focused on the acquisition of new lines by pushing the plans of the Tutto Compreso Ricaricabile range. This was enhanced by the addition of the option offering “unlimited calls to a TIM number of the customer’s choice” and the promotion “Switch to TIM and Double your Top-ups” for customers acquired through Mobile Number Portability (MNP).

Greater effort was devoted to the target of younger customers with the launch of the TIM Young rate plan (with plenty of free, exclusive content with special rates for new customers from October) and the new TIM Cloud service, offering customers the option of saving content (photos, films and music) on the ‘Cloud’ and sharing it with friends.

With reference to the ethnic target, TIM strengthened its commercial hold on the market and continued to improve the TIMCard Etniche range with the new and highly competitive “TIM Card International New” rate plan.

High-value customers were also targeted, with the enhancement of the Tutto Compreso a canone/bundle mensile range, combined with hi-tech handsets, iPhones and other smartphones with dedicated solutions, rate plans and options (for example: the launch of the new TuttoSmartphone range, the introduction of the option of unlimited free traffic at a lower speed, once the bundle included in the rate plan has been exceeded, for all flat rate plans).

The range of rate plans for mobile internet navigation from a PC continues to gain leverage from TIM’s Internet Pack range, to which new rate plans have been added: Internet Pack senza limiti starting in March and Internet Pack Premium con chiavetta a 42Mega starting in December. From March onwards, this latest Internet Pack will be supplied not only with the traditional internet stick, but also with the new 3G-WiFi modems.

The mobile internet plan for tablets has been improved by the Internet Senza Limiti rate plan, available for products on the TIM price list and for the Apple iPad, and can also be acquired through the Tutto Tablet installment formula. October saw the launch of the new Tablet Pack which offers customers the option of purchasing a year’s internet traffic in advance.

The range of rate plans for internet navigation from mobile phones has been streamlined to ensure greater transparency for customers, with the re-launch of the TIMx Smartphone senza limiti rate plan (2.5 euro/week for 250 MB of internet access).

TIM also continued to develop seasonal promotions for internet applications; for the summer the Carta Vacanze, Summer Edition Internet Pack senza limiti and Promo internet estate rate plans were launched giving new TIM Smartphone owners free navigation throughout the summer. At Christmas, the TIMxSmartphone promotion offered 2 months’ free trial to new TIM Smartphone customers.

As for the development of new TIM services, July saw the launch of MobilePay, a single shared platform with other mobile operators allowing customers to pay for digital content and services with a phone credit. The platform was also enhanced by the addition of various kinds of digital content and services, especially in the sector of publications.

December saw the beginning of marketing of the new Biblet eBook Reader for reading books in digital format and accessing the digital bibletstore (more than 20,000 titles). The bibletstore was also made accessible to smartphones and tablets. During the year, partnerships were established with various leading Italian publishers to encourage people to adopt these innovative products and services by offering content in promotion (access to daily newspapers or the mobile site etc.) to people who had purchased innovative products (tablets, smartphones or internet sticks) or navigation offers.

Fixed line consumer

With regard to landline phone services, the streamlining process begun in 2010 continues. In July, Telecom Italia was one of the first operators in Europe, with regard to conventional rates for calls between fixed lines, to eliminate the distinction between full rates and reduced rates according to time bands, for both local and long-distance calls, thus permitting customers to benefit from a fixed price 24 hours a day 7 days a week.

Efforts continued to promote the Superinternet option – successfully launched in April – making it possible to satisfy the growing demand of broadband customers in terms of download and, more particularly, upload.

On November 7, 2011 Telecom Italia went ahead with marketing the new super-fast Fibra 100 Mega plans, based on the new-generation fiber optic network and already available in parts of Milan, Rome, Turin and Bari.

In December, there was a new addition to Telecom Italia’s ADSL offering: “Internet Play”, aimed at young people who play online, which reduces the ping (communication delay) of the connection by up to 40%, ensuring faster response times and better performance when playing games online.

Telecom Italia’s range of content was boosted by Cubomusica, a service that offers music in streaming online, with a catalog of more than 4.5 million tracks resulting from the partnership created with leading recording companies. The service was launched in February 2011 for ADSL customers with a free-trial offer. In October a new promotion was activated on the Tutto Senza Limiti plan, which includes Cubomusica GRATIS per 1 anno. During the same period, Cubomusica was also launched on the mobile market, for smartphones (Android and before long Apple).

Business

As regards the Business market, in the second half of 2011, various initiatives were launched with the aim of increasing commercial presence both in the fixed and mobile segments.

In the fixed line segment, promotions were introduced – directed at both new customers and Telecom Italia customers – which combine the removal of the connection fee and free broadband access for between three and six months. What’s more, the range of premium phone-data bundle packages (the Tuttocompreso profiles) was expanded. These include unlimited calls towards the national fixed phone network, unlimited ADSL connectivity, free installation and top assistance services.

In the last quarter of 2011, a solution for small businesses was launched for managing voice services, and can be used either for PBX services on conventional lines or for VoIP. The solution, which has been integrated within the infrastructure of Telecom Italia’s broadband service, is completely compatible with the customer’s system. During 2012 this solution will be integrated with the Virtual PBX Cloud solutions.

In the mobile segment, the “+50%” packages were announced, summer promotions on all bundled packages which, for the same price, increase the customer’s bundle of free minutes by 50%. The range of flexible packages (Flex profiles) was also extended, with proposals offering discounts on roaming rates.

In order to augment the penetration of large screen devices, the Tablet a zero promotion was launched, whereby customers who activate “Internet in mobilità unlimited” at a cost of 25 euros/month will receive a Samsung tablet or an Apple iPad, and the one-off payment may be eliminated (in the case of the smaller version of the Samsung tablet).

Another event marking the last quarter of the year, with the aim of developing the IT market and sustaining Telecom Italia’s positioning as an IT provider, was the birth of IL MIO SITO, a complete service enabling users to create a professional website—simply, independently and rapidly—for their business or activity. The launch plan offers a domain on the internet, free e-mail, fax facilities and web hosting for the first year, and tools for creating and helping to develop the website.

Top clients and public sector

The last quarter of 2011 saw the launch of services aimed at making Telecom Italia’s offering on the Top Client and Public Sector market even more comprehensive and competitive, positioning Telecom Italia as the Italian ICT market’s Number One Infrastructure Provider.

Top clients

The product range of the fixed network was enhanced to provide a more flexible response to customers’ requirements with the creation of new 7Mb/sec ADSL Hyperway data access profiles, the availability of xDSL profiles based on IP and the provision of fiber optic GBE (GigabitEthernet) access in new areas.

With regard to mobile voice services, the range of top-up profiles was bolstered by the addition of the All Inclusive gamma exclusive plan, which includes smartphones, e-mail/internet traffic and new billing services which keep personal and professional traffic separate.

The evolution of the product range associated with tablets currently available on the market was ensured by bundles called Pack Exclusive per TOP, with internet traffic included. More than 50 business applications developed by 10 partners were launched, and can be supplied as part of the package according to the customer’s requirements.

With regard to IaaS (Infrastructure As A Service) services, efforts were made to make the whole range more flexible. The line of the Nuvola ITHosting Evoluto package, the IT infrastructure service developed for large companies, was improved by the addition of solutions which respond to increasingly complex requirements, also creating Private Cloud services through the Data Center in a Box profile.

Ospit@ Virtuale is a Hosting service for medium-size businesses, with adaptable calculating capacity, storage and bandwidth, enhanced by the functions offered by a new management console that can take care of self-ordering, provisioning and all the ‘consumption’ factors.

The evolution of Saas (Software As A Service) services has expanded the product range thanks to the introduction of new applications solutions: Nuvola It SIM Location, Nuvola It Your Way and Nuvola It Fast Start.

Nuvola It SIM Location is Telecom Italia’s new package offering a hi-tech solution for locating, managing and certifying vehicular services through digital maps carried on board vehicles with GPS sat nav systems and GSM/GPRS networks for data transmission.

Nuvola It Your Way is a package which integrates the best technologies on the market for handling the logistics and transportation of goods. The solution is based on three main application modules: maintenance and technical assistance, enabling all the management and monitoring of the vehicle to be conducted remotely.

Nuvola It Fast Start is the ERP solution resulting from the collaboration between Telecom Italia and SAP Italia aimed at SMEs. The package offers an integrated solution and a user-friendly, intuitive interface that can be accessed from any channel, and can be implemented within a few weeks. The Fast Start program is the only management solution with an online configuring device: a simple, transparent tool which enables the customer to select processes which are useful for his/her own sector or business, and rapidly obtain a cost estimate.

Nuvola It IntoucHD, the HD videocommunication solution enabling users to organize virtual Intra-Company and Inter-Company meetings, also allows interoperability between different terminals of any kind and is aimed at companies in the TOP and Enterprise segments, and Nuvola It Message Cube, the Messaging & Collaboration package which integrates the functions of e-mail with hi-tech unified messaging, web collaboration and real-time collaboration services, saw a repositioning of prices based on different business profiles.

Public sector

During 2011, the Public Sector segment saw gradual consolidation taking place in the core TLC sector as a result of the activation of the new Consip agreement for fixed telephony and IP connectivity services. Some value-added services have also been introduced such as Telephony over IP, e-mail management and network security.

Within the sphere of mobile services, during the year, the size of the mobile phone segment was consolidated as a result of marketing the services included in the Consip Mobile 5 agreement.

Still in the sphere of mobile telephony, new value-added services were launched called Push Mail and Messaggistica which will enable upselling on an important scale on the Customer Base.

Within the sphere of vertical solutions, Telecom Italia enhanced its range in three specific areas:

•

Territorio Digitale with the launch of Smart Services applied to different contexts (towns, buildings, hospitals and schools), with the aim of distributing innovative services (infotainment, videosurveillance, WiFi hot spots, remote teaching etc.) in specific areas, while optimizing energy consumption.

•

Burocrazia Digitale with solutions for the automated management of the Sportello Unico delle Attività Produttive, for asset and property management, with workflow and management and of the real estate portfolio, for the simplification of the interfaces needed to navigate PA websites (Virtual Tour 2.0).

•

Sanità Digitale with solutions for remotely monitoring clinical data (Nuvola It Home Doctor), managing patient health files, for archiving diagnostic data; managing medical offices.

Principal changes in the regulatory framework

Wholesale fixed markets

Wholesale access services

With Decision 578/10/CONS of November 11, 2010, AGCom set the new rates for wholesale access services to Telecom Italia’s fixed network (unbundling, bitstream and WLR) and the calculation of the WACC, both applicable for the period May 1, 2010–December 31, 2012. The WACC applicable to Telecom Italia’s wholesale access services was set at 9.36%.

In particular, for the unbundling charge, AGCom set the following values: 8.70 euros per month from May 1, 2010, 9.02 euros per month from January 1, 2011 and 9.28 euros per month from January 1, 2012.

For Wholesale Line Rental (WLR), which is offered only from TI telephone exchanges which do not offer unbundled services (Local Loop Unbundling), with decision 578/10/CONS of November 11, 2010,

AGCom set the new price effective for the period May 1, 2010 to December 31, 2012 on the basis of a Network Cap mechanism which replaced the previously applied ‘retail minus’ approach. In observance of Decision 578/10/CONS, on April 11, 2011 Telecom Italia announced the 2011 pricing for the WLR service, indicating a monthly charge for a POTS line of 12.51 euros/month for residential customers and of 14.87 euros/month for business customers. From 2012, the WLR charge for both residential and business customers was set at 12.89 euros per month.

The price increases for unbundling and other wholesales services for the two years 2011-2012 were made conditional, however, on the verification by the Regulator of attainment of certain parameters measuring quality improvement and modernization of the Company’s access network.

Following certification by an independent body, the outcome of AGCom’s verification was favorable and Telecom Italia was authorized to put the wholesale price changes into effect.

Wholesale origination, termination and call transit

In April 2011, AGCom published the final regulation for setting the 2011 prices (Decision 229/11/CONS) of wholesale origination, local transit, termination on the Telecom Italia network and termination on the network of another operator (reverse), confirming the same price levels as 2010. Specifically concerning the termination service on the networks of alternative operators, AGCom decided to postpone to 2012 the application of the symmetric termination prices, equal to Telecom Italia’s local telephone exchange rate SGU (Urban Group Stage), between alternative infrastructured operators and Telecom Italia itself. AGCom has also decided that beginning in 2013 Telecom Italia and other fixed line operators (OLOs) will offer only IP interconnection with a single symmetric rate, resulting from the BU-LRIC (Bottom-Up-Long Range Incremental Cost) model which will be developed in the next few months consistently with the EU Recommendation 2009/396/EC on termination rates.

In December 2011, the TAR of Lazio (Regional Administrative Court) upheld Telecom Italia’s appeals against Decision 229/11/CONS and the previous Decision 179/10/CONS to annul the parts which set, respectively, asymmetric termination prices for alternative operators for the second half of 2010 and for 2011. Under the same ruling, the TAR of Lazio rejected the incidental appeal by the alternative operators against the imposition of symmetric termination prices to Telecom Italia’s local exchange level (SGU) beginning January 1, 2012. The Regulator and alternative operators appealed the decision by the TAR of Lazio with the Council of State which will issue its ruling in the second quarter of 2012.

New Generation Networks

On September 23, 2010, with Decision 498/10/CONS, AGCom introduced the procedure for the regulation of access services to next generation networks. Subsequently, in January and May 2011 the Regulator submitted the new regulatory structure for next generation networks access to public consultation. With Decision 1/12/CONS of January 18, 2012, the Regulator announced its final decision which does not explicitly require the unbundling of fiber at Telecom Italia telephone exchanges. The obligation to supply an end-to-end service in dark fiber between the Telecom Italia center and the final customer’s site was also confirmed, but with a significant attenuation of the scope compared to the proposal submitted for public consultation, introducing explicitly the principle of the ‘reasonableness and proportionality’ of the service demands of alternative operators by reference to Telecom Italia’s NGAN (Next Generation Access Network) investment plan. With regard to the pricing of the bitstream on fiber service, AGCom confirmed the restriction of the obligation to adhere to cost to the non-competitive NGAN geographical areas only and limited to 60 days the time which must pass between publication of the reference offer for bitstream on fiber services approved by the Regulator and subsequent provision by Telecom Italia of retail services. In February 2012, AGCom initiated three procedures concerning the completion of the NGAN regulations: 1) the cost model for the determination of prices for wholesale services received and supplied and definition of the areas of competition for the geographic differentiation of bitstream service selling prices; 2) evaluation of the imposition on all operators of obligations for symmetrical access to vertical fiber cabling and to the sections leading to the buildings; 3) evaluation of possible amendments to the regulation of the copper wire sub loop unbundling service in the light of the possible introduction of vectoring technology on FTTCab-VDSL accesses.

Wholesale mobile markets

Termination on the mobile network

In November 2011, the Regulator issued its final recommendation (Decision 621/11/CONS) on wholesale pricing for voice termination rates on the single national mobile networks. The new glide path, based on six-monthly rather than annual changes, starts from July 1, 2012 and ends on July 1, 2013, with the application of a termination price which is symmetrical for all mobile operators of 0.98 €cents/minute.

Voice termination on mobile network	Price from July 1, 2011	New glide pat
Euro cent/min.		From July 1 2012	From January 1 2013	From July 1 2013

Termination on H3G network	6.3	3.5	1.7	0.98
Termination on TI, Vodafone & Wind networks	5.3	2.5	1.5	0.98

Retail fixed markets

Retail charge

Beginning July 1, 2011, a rate adjustment was made which consists of increasing the price of the RTG charge for Consumer clientele from 16.08 euros/month (including VAT) to 16.64 euros/month (including VAT). The last variation of the Consumer charge was made on February 1, 2009. In line with the new charge and with AGCom regulations concerning special economic treatment, the RTG charge was modified for the less affluent classes from 8.04 euros /month (including VAT) to 8.32 euros/month (including VAT). The ISDN charge and all the charges for Business connections have instead remained unchanged.

Local, national and fixed-to-mobile retail traffic

Beginning July 1, 2011, a new rate maneuver came into effect for national calls from the fixed line network which provides for a different breakdown of the plans according to the particular clientele segment. For the Consumer clientele, the Ora Gratis (free hour) for local calls and the Mezz’Ora Gratis (free half hour) for long-distance calls was eliminated, while at the same time the pricing scheme was simplified by introducing a flat rate (no longer differentiated by the time frame). Specifically, the new prices are equal to 0.71 €cents/minute (including VAT) for local calls and 5.04 €cents/minute (including VAT) for long distance. For both types of traffic, the set-up charge for each call is unchanged at 7.94 €cents (including VAT). As regards the Business clientele, the Ora Gratis has been eliminated for all local calls (Mezz’Ora Gratis for long-distance calls had never been introduced for this type of clientele) while domestic traffic rates (local and long-distance) have remained unchanged (including the breakdown by time frame).

Ultra-Broadband offering

In order to guarantee the commercial start-up phase of Telecom Italia’s retail optical fiber offering, in the transition period until completion of the regulation of NGANs, AGCom, with Decision 61/11/CONS concerning Telecom Italia’s retail offering, has imposed the following conditions: (i) Telecom Italia may only offer the service in those cities in which NGAN services are already being offered by alternative operators (Milan, Rome, Turin, Naples, Genoa, Bari, Bologna); (ii) the number of customers that can be activated by Telecom Italia is set at a maximum of 40,000; (iii) the formulation of a wholesale offering for the resale of ultra-broadband services must be based on the retail minus principle.

International roaming

On July 6, 2011, the European Commission published the proposed “Roaming III” Regulation which will come into force on July 1, 2012. The Regulation proposes the extension of the maximum CAP until 2016 for retail prices and until 2022 for wholesale prices, for calls, SMSs and intra-EU roaming data services. The proposal was submitted for approval to the European Parliament and the Council of Ministers of the European Union on the basis of the so-called co-decision procedure. The Regulation is expected to be approved in the second quarter of 2012.

Long Term Evolution – LTE frequencies

On December 7, 2010, the Stability Law 2011 was approved after which AGCom and the Department of Communications of the Ministry of Economic Development began the procedures for the assignment, by means of auctions, of the user rights for the radio frequencies intended for electronic mobile broadband communication services.

On June 10, 2011, AGCom published Decision 282/11/CONS containing the regulation on the procedures for the release of the user rights for the frequencies 800, 1800, 2000 and 2600 MHz. The Ministry of Economic Development, for its part, in the Gazzetta Ufficiale, Issue 75, of June 27, 2011, called for bids for the assignment of the user rights for the frequencies in the same 800, 1800, 2000 and 2600 MHz bands.

The minimum auction bids for the single frequency lots were as follows:

BANDWIDTH	Minimum amount per lot
(amounts in euros)

800 – FDD	353,303,732.16
1800 – FDD	155,869,293.60
2000 – TDD	77,934,646.80
2600 – FDD	30,668,726.75
2600 – TDD	36,802,472.10

Telecom Italia was admitted by the Ministry of Economic Development to the presentation of the bids for the use of the frequencies.

The auction began on August 31, 2011 and ended on September 29, 2011; on October 3, 2011, the Ministry of Economic Development – Communications Department – after the outcome of the auction - informed Telecom Italia that it had been awarded two generic blocks of 2x5 MHz each in the 800 MHz spectrum, one generic block of 2x5MHz in the 1800 MHz spectrum and three generic blocks of 2x5MHz each in the 2600 MHz. The total cost was 1,223 million euros, including a discount of 38 million euros, in exchange for Telecom Italia’s commitment to build over 50% of the new networks using equipment with eco-sustainable environmental features. Suitable guarantees were provided against this discount.

On November 3, 2011, Telecom Italia informed the Ministry that it had:

•

paid 767 million euros as the fee for being awarding the above blocks of frequencies;

•

set up a 5-year surety bond of 456 million euros following its request to pay the amount in installments.

On December 15, 2011, Telecom Italia asked the Ministry to authorize the start of trials for new services based on LTE technology in the 800, 1800 and 2600 MHz frequencies. Following the request tabled by Telecom Italia and the other mobile operators, the Ministry set up a meeting to monitor the release of the 800 and 2600 MHz frequencies by, respectively, the local television broadcasters and the Ministry of Defense.

The user rights, formally awarded by the Ministry on October 3, 2011, were assigned in February 2012.

AGCom fee

AGCom carried out inspections to verify Telecom Italia’s and all the other telecommunications companies’ compliance with their obligations to pay the AGCom fee for the years 2006, 2007, 2008, 2009 and 2010. On March 1, 2011, with Decision 99/11/CONS, the Regulator communicated to Telecom Italia the findings of its inspections, asserting that the Company had not paid the correct amount of the fees for AGCom’s operating costs for the years in question and listing the additional accounting items which, in its view, should have been included in the chargeable base for the computation of the fee. Telecom Italia has therefore received a demand from AGCom for payment of an amount of 26.6 million euros for fees not paid for the five-year period 2006-2010. Telecom Italia has challenged this demand before the TAR of Lazio and the court has ordered the suspension of the payment demand pending settlement of the case. The case was examined by the TAR at a hearing held on December 13, 2011; the court’s judgment is expected to be delivered.

On March 3, 2011, Decision 599/10/CONS was published relating to the annual fee for the contribution towards AGCom’s operating costs for 2011, in which AGCom raised the quota payable from 1.5‰ to 1.8‰ of 2009 communications sector revenues. On April 30, 2011 Telecom Italia made a conditional payment of an amount of 24.2 million euros, computed on a basis consistent with the Company’s submission challenging Decision 99/11/CONS and at the same time challenged Decision 599/10/CONS before the TAR of Lazio with regard both to the increase in the fee percentage and the extension of the accounting items to be included in the chargeable base. This dispute was examined by the court at the December 13, 2011 hearing together with that concerning the challenge to Decision 99/11/CONS.

Mobile Number Portability (MNP)

On January 7, 2011, AGCom Decision 147/11/CIR was published concerning the “Revision of the norms for mobile number portability – approval of the regulations”. Among other things the Decision provides that:

•

MNP must be implemented by 8.30 am on the second working day following the day on which the customer’s request was input to the recipient operator’s system;

•

the recipient operator must compensate the customer, on request from the latter, for any delay in the activation of portability of the number, with an indemnity of at least 2.5 euros per day for each working day of delay up to a maximum amount of 50 euros. The indemnity is not due for delays of up to two working days; for delays in excess of two working days the indemnity is computed for all the days of delay including the first two;

•

the personal data of the customer requesting MNP must be handled by the donating operator with the maximum confidentiality and be used exclusively for the purposes of performing the service.

Calculation of the net cost of the Universal Service

With Decision 153/11/CIR of December 12, 2011 AGCom concluded the process of valuing the net cost of the Universal Service for 2004. In particular, the Regulator approved the application of the allocation mechanism and determined the net cost for 2004 in the aggregate amount of 25.9 million euros.

The contribution quota due by the other operators (Vodafone, Wind, Fastweb, Tele tu and BT Italia) amounts to 8.7 million euros.

Decision 153/11/CIR also authorizes the initiation of work on the verification of the net cost of the Universal Service for the year 2005 and requires Telecom Italia - by January 25, 2012 - to submit the new valuation of the 2005 net cost.

Competition

The market

Strong competitive pressure in the Italian telecommunications over the years has led to an ongoing impoverishment of the traditional components of service, particularly voice service.

In this context, the key element in the evolution of the market has been the increased penetration of broadband, first fixed and now also mobile, and above all greater penetration of new generation handsets.

At the same time, the evolution of the competitive scenario continues to veer towards a situation of increased complexity, with more interrelationships between players of different markets, opening the field to the competition of non-traditional operators, particularly OTTs (Over the Top) companies and producers of electronic and consumer devices), as well as giving telecommunication operators the possibility of developing new so-called “network based” services (mainly in the IT and Media fields)

For the telecommunications operators, in addition to the core competition from the other historical operators in the sector, there is an invasion of the field by the Over the Top companies and the device producers, which take advantage of their full understanding of consumer trends, consumer electronics evolution and software environments and which, operating wholly in the digital world, base their behavior on a competitive rationale which is totally different to that of the telecom players.

Over time, therefore, the traditional players’ business models change so as to meet the threat from the new entrants and to utilize the new opportunities:

•

in Media, the broadcasters, vertically integrated players, continue to dominate the scenario but, with the Web having a growing importance as a complementary distribution platform, they are increasingly under pressure from consumer electronics companies and the Over the Tops;

•

in Information Technology (where Italy continues to have a level of investment relative to its GDP which is significantly lower than that of the United States and of other European countries), the decline in revenues is driving the various players towards the cloud computing “growth oasis” as a way of protecting market shares in their respective core businesses. A strengthening of the telecommunications operators is expected in this sector, however, also through partnerships;

•

in the Consumer Electronics market, the producers can develop services that can be used through internet, appealing to handset owners and user experience, attenuating the relationship between the customer and the telecommunications operator and competing with the media and OTTs, thanks to the games console and the set-top box, for the role of “net enabler” of the living room screen;

•

the Over The Top operators lead, for some time now, the transformation of the ways TLC (also over voice) services are used and are increasingly integrating them with Media and IT.

Conversely, with regard to the positioning of the telecommunications operators in the converging markets, it should be noted that there are, at varying levels of development:

•

initiatives to enter the IT market of innovative services by expanding Cloud services from the business to the consumer world;

•

new wireless applications such as Machine-to-Machine and mobile payment;

•

significant presence as facilitators of online digital content use on the living room screen using OTT TV multidevice solutions.

Competition in Fixed Telecommunications

The fixed-line telecommunications market is characterized by the rapid decline in voice revenues due to both the reduction in prices and the progressive shift of voice traffic to mobile; in recent years all the operators have attempted to offset this phenomenon by concentrating mainly on the ability to innovate the offering by developing the penetration of ADSL and by introducing bundled voice, broadband and services deals (the double play), in a highly competitive context with the consequent pressure on pricing.

The evolution of the competitive product offering has been affected by the transition of competitors from an essentially reseller approach (Carrier Selection/Carrier PreSelection for voice and Wholesale for ADSL) to an approach based on control of the infrastructure (Local Loop Unbundling (“LLU”) above all). In addition, the fixed-mobile convergence trend is more and more evident, with the main operators now offering integrated services and many operators now also being MVO’s (Mobile Virtual Operators) .

The migration of customers from fixed-line to mobile telephony services continued during 2011 and also the migration to alternative communications solutions (Voice Over IP, messaging, e-mail and social network chat) thanks also to the high penetration of personal computers. For years, both for private consumers and for small and medium businesses there has been a substitution of mature traditional voice services with value-added content and services based on the internet protocol. Such change is favored by the use of the internet and by the changes in user preferences and also by the spread of broadband, personal computers and other connected devices as well as by the quality of the service.

The competitive scenario in the Italian fixed telecommunications market is characterized by the presence, besides Telecom Italia, of a number of operators (Wind-Infostrada, Fastweb, Vodafone-TeleTu, BT Italia) with different business models focused on different segments of the market.

At the end of 2011, fixed accesses in Italy numbered approximately 22.1 million, slightly down from 2010. The growing competition in the access market has led to a gradual reduction in Telecom Italia’s market share.

Concerning the broadband market, at December 31, 2011 fixed broadband customers in Italy numbered about 13.5 million with a penetration rate on fixed accesses of about 61%.

The penetration of broadband is driven not only by the penetration of personal computers but also by the growing demand for speed and access to new IP based services (Voice over IP, Content, social networking services, gaming online, IP Centrex, etc.). In 2011, however, the growth in the fixed line broadband market contracted relative to the situation in the preceding years due both to a general tendency of operators to concentrate on the growth of flat-rate plans (dual play) with higher value-added and to the deterioration in the macroeconomic environment.

The decline continues in revenues from the data transmission segment, the main part of the Top customers market which, characterized by re-engineering and upgrading of internet accesses with high and very high transmission capacity and medium and large private data networks, has felt the effects of a competition-induced decline in average prices in the presence of a substantial stability in the various operators’ market shares.

Competition in Mobile Telecommunications

The mobile market, while increasingly saturated and mature in its traditional component of voice services nevertheless continues to experience growth in the number of mobile lines, driven by the growth in multiSIM/multidevice customers and in non-human lines (at December 31, 2011, mobile lines in Italy numbered about 97 million with growth of about 3% over 2010 and with a penetration rate of approximately 159% of the population). Along with the phenomenon of a progressive contraction in traditional service components such as voice and messaging, significant growth was witnessed in the mobile broadband market which in the last few years was, and in the future will still be, the main opportunity for the strategic and commercial growth of the mobile telecom industry.

In 2011, there has been a continuation of the growth of mobile broadband customers on both the large and small screen, with a high penetration rate on mobile lines owing to the growing number of smartphones and tablets found in the country.

Besides innovative services that have already caught on and are under full-scale development, as in the case of mobile Apps, there are other market environments, associated with the development of mobile broadband, with major potential for growth in the medium term, such as mobile payment and mobile cloud.

The competitive scenario in the Italian mobile telecommunications market is dominated by Telecom Italia and also by the infrastructured operators (Vodafone, Wind, H3G) which are focused on different segments of the market or have different strategies.

In addition to these operators, mobile virtual operators (MVO) are also in the field. PosteMobile is the most important player which at this time has a limited share of the market but records a significant rate of growth compared to infrastructured operators.

Brazil

The Telecom Italia Group operates in the mobile and fixed telecommunications sector in Brazil through the Tim Brasil group which offers services using UMTS and GSM technologies. Moreover, through the subsidiary Intelig Telecomunicações, the Tim Brasil group completes its services portfolio by offering fiber-optic data transmission using full IP technology such as DWDM and MPLS. At the end of October 2011, the Tim Brasil group acquired control of two companies in the AES Atimus group which have been renamed Tim Fiber RJ and Tim Fiber SP. The companies will offer residential broadband services.

The structure of the Business Unit

The Tim Brasil group is organized as follows:

Main operating and financial data

Key results of the Brazil Business Unit for 2011 compared to 2010 are presented in the following table:

	(millions of euros)		(millions of Brazilian reais)
	2011	2010	2011	2010	Change
	(a)	(b)	(c)	(d)	amount (c-d)	% (c-d)/d	% organic

Revenues	7,343	6,199	17,086	14,457	2,629	18.2	18.2
EBITDA	1,990	1,801	4,631	4,201	430	10.2	10.7
EBITDA margin	27.1	29.1	27.1	29.1		(2.0)pp	(1.9)pp
EBIT	986	685	2,294	1,597	697	43.6	44.8
EBIT margin	13.4	11.0	13.4	11.0		2.4pp	2.5pp
Capital expenditures	1,290	1,216	3,002	2,836	166	5.9
Headcount at year-end (number)			10,539	10,114	425	4.2

Revenues

Revenues total 17,086 million reais, increasing 2,629 million reais compared to 2010 (+18.2%). Service revenues in 2011 are 15,353 million reais, up from 13,571 million reais in 2010 (+13.1%). Revenues from the sale of products increased from 886 million reais in 2010 to 1,733 million reais in 2011 (+95.6%), reflecting the strategy to penetrate the market with high-value smartphones and webphones as leverage for the development of mobile data services.

The Average Revenues Per User (ARPU) for the year 2011 is 21.4 reais at December 2011 compared to 23.7 reais at December 2010 (-9.8%).

Total lines at December 31, 2011 number 64.1 million, growing 25.6% over December 31, 2010, corresponding to a 26.5% market share.

EBITDA

EBITDA in 2011 is 4,631 million reais, up 430 million reais compared to 2010 (+10.2%); the increase in the EBITDA margin associated with the growth of revenues is partnered by operating efficiencies achieved on the front of industrial costs, employee benefits expenses and trade receivables management.

The EBITDA margin is 27.1%, down 2 percentage points from 2010. This result is the consequence of the cited market penetration strategy focusing on smartphones and webphones, offset however by operating efficiencies in industrial costs and employee benefits expenses.

The organic change in EBITDA compared to 2010 is +448 million reais and the organic EBITDA margin is 27.2% (29.1% in 2010). Details are as follows:

(millions of Brazilian reais)	2011	2010	Change

Historical EBITDA	4,631	4,201	430
Other non-organic (income) expenses	18	-	18
Comparable EBITDA	4,649	4,201	448

With regard to changes in costs, the following is noted:

	(millions of euros)		(millions of Brazilian reais)
	2011 (a)	2010 (b)	2011 (c)	2010 (d)	Change (c-d)

Acquisition of goods and services	4,399	3,519	10,234	8,208	2,026
Employee benefits expenses	321	283	747	659	88
Other operating expenses	747	588	1,738	1,371	367
Change in inventories	(19)	76	(45)	178	(223)

•

acquisition of goods and services: totals 10,234 million reais (8,208 million reais in 2010). The increase of 24.7% compared to 2010 (+2,026 million reais) can be analyzed as follows:

—

+1,259 million reais for purchases of raw materials, auxiliaries, consumables and merchandise (of which +985 million reais is product cost)

—

+220 million reais for external services costs,

—

+363 million reais for the portion of revenues to be paid to other TLC operators,

—

+184 million reais for rent and lease costs;

•

employee benefits expenses amount to 747 million reais, increasing 88 million reais compared to 2010 (+13.4%). The average headcount grew from 8,727 in 2010 to 9,194 in 2011. The percentage of employee benefits expenses to revenues is 4.4%, decreasing 0.2 percentage points from 2010;

•

other operating expenses: amount to 1,738 million reais, increasing 26.8% (1,371 million reais in 2010). Such expenses consist of the following:

(millions of Brazilian reais)	2011	2010	Change

Writedowns and expenses in connection with credit management	232	311	(79)
Provision charges	140	41	99
Telecommunications operating fees and charges	1,290	961	329
Indirect duties and taxes	33	26	7
Sundry expenses	43	32	11
Total	1,738	1,371	367

EBIT

EBIT is 2,294 million reais, increasing 697 million reais compared to 2010. This increase is due to a higher contribution by EBITDA and lower depreciation and amortization charges of 259 million reais (2,335 million reais in 2011, compared to 2,594 million reais in 2010). In particular, the decrease in depreciation and amortization is partly due to the revision of the useful life of software (+166 million reais) carried out in 2010 and partly to the reduced use of handset subsidies during 2011.

The organic change in EBIT is a positive 715 million reais compared to 2010, with an EBIT margin of 13.5% (11% in 2010). Details are as follows:

(millions of Brazilian reais)	2011	2010	Change

Historical EBIT	2,294	1,597	697
Other non-organic (income) expenses already described under EBITDA	18	-	18
Comparable EBIT	2,312	1,597	715

Capital expenditures

Capital expenditures stand at 3,002 million reais, increasing 166 million reais compared to 2010. The success of the new sales strategy has brought a gradual reduction in the portion of subscriber acquisition costs capitalized and an increase in the expenditures dedicated to network infrastructures so as to sustain the growth of voice and data traffic.

Headcount

Headcount is 10,539 at December 31, 2011, an increase of 425 compared to December 31, 2010 (10,114).

Commercial developments

In the Consumer segment, TIM has intensified marketing of the “Infinity” prepaid plan which distinguishes itself from competitors’ offerings principally because of its qualities of simplicity and convenience.

New refill options have been introduced for customers of ”Infinity Pre” and ”Infinity Controle”, such as the internet refill channel using a credit card. The refill amount can vary from 12 to 100 reais.

In the post-paid segment, TIM has continued with its strategy of promoting the “Liberty” plans, stimulating growth and consumption within its own community.

In the area of value-added services, TIM has launched a plan which increases the use of SMS by post-paid customers - “Liberty Torpedo” – allowing subscribers to send an unlimited number of messages to any operator (on and off-net) at the flat charge of 9.90 reais per month. The plan introduces the concept of unlimited traffic for SMS and replaces the traditional pricing based on consumption.

TIM has also extended the internet navigation plan “Liberty Web Light” to more than 300 cities across the national territory in accordance with the government’s digital development project “Plano Nacional de Banda Larga”. With this plan it is possible to use an unlimited connection with a mini-modem at a speed of 1 Mbps at a flat monthly charge of 35 reais.

To encourage data traffic, new plans have been promoted - “Infinity Web” – (internet access plans using a mobile modem) aimed at customers with tablets and mini-modems (dongles). For unlimited internet use the daily charge is 1.99 reais.

TIM has signed an agreement with the bank Banco Itaú by means of which a co-branded credit card is offered exclusively to TIM customers in association with a loyalty points program.

In the Business market, TIM has launched the service known as MDM TIM which enables businesses to manage confidential information transmitted on a smartphone or tablet used by employees of the business. In this offering, TIM appears to be a pioneer and an innovator in the market.

Further, continuing with innovation, TIM has upgraded its own network to support the new internet Protocol IPv6 which will make it possible to sustain the growing demand for voice and data services.

With regard to product, TIM has strengthened its competitive position with an exclusive agreement with Apple for the sale of the iPad2 across the entire country with a basic offering of 199 reais per month, with payment by credit card deferred over 12 monthly installments.

On December 16, 2011, the promotion campaign began, with extensive recognition from publicity and the media, for the sale of the new iPhone 4S in nine Brazilian capital cities. iPhone 4S are on sale in the 16GB, 32GB and 64GB versions, at prices ranging from 1,899 reais to 2,499 reais.

In the market for fixed telephony services, TIM has launched “Fixo ilimitado TIM”, a voice service with a monthly charge of 39.90 reais giving unlimited national calls to fixed numbers. The customer can also call TIM mobile numbers within the same monthly charge using the long-distance code 41.

Competition

At the end of 2011, the Brazilian mobile market reached 242.2 million lines. This is 19.3% more than last year and a penetration of 123.9% of the population (104.7% in 2010). The total net increase for the year was 39.3 million, exceeding the growth figure of the prior year by 29 million, proclaiming 2011 as the year with the highest market growth ever recorded.

Argentina

The Telecom Italia Group operates in Argentina and Paraguay through the Sofora - Telecom Argentina group. Specifically, in Argentina it operates in fixed telecommunications through the company Telecom Argentina and in mobile telecommunications through the company Telecom Personal (with the Personal brand), and in Paraguay it operates in mobile telecommunications with the company Núcleo.

The structure of the Business Unit

At December 31, 2011, the Argentina Business Unit is organized as follows:

Main operating and financial data

The following table gives the main results reported by the Argentina Business Unit for the entire year 2011 and, for 2010, starting from the acquisition date of control of the Business Unit by the Telecom Italia Group (October 13, 2010). The amounts presented include the effects of the application of the purchase price method. Specifically, all the assets and liabilities of the Sofora group were measured for their recognition at fair value at the acquisition date. Such amounts, as established by IFRS 3, were adjusted by the definitive amounts determined during the course of 2011, within 12 months of the acquisition date. The income statement for the 12 months of 2011 thus includes the effects of such measurements and particularly the higher amortization and depreciation related thereto (equal to 858 Argentine pesos, about 149 million euros, in 2011). Such higher amortization and depreciation in 2010 only had an impact from October 13, 2010 and amounted to 221 million Argentine pesos (about 43 million euros).

	2011		Period from October 13, 2010 to December 31, 2010
	(millions of euros)	(millions of Argentine pesos)	(millions of euros)	(millions of Argentine pesos)

Revenues	3,220	18,496	798	4,142
EBITDA	1,035	5,947	245	1,269
EBITDA margin	32.2	32.2	30.6	30.6
EBIT	509	2,925	110	568
EBIT margin	15.8	15.8	13.7	13.7
Capital expenditures	556	3,192	188	975
Headcount at year-end (number) (*)		16,350		15,650

(*)

Includes employees with temp work contracts: 1 at December 31, 2011 and 18 at December 31, 2010.

For a better understanding of the performance of the Argentina Business Unit, the following table presents the key results reported in 2011 compared to those for the full year 2010. The restated data for 2010 are provided solely for information purposes (illustrative and comparative) since they were included in the consolidated results of the Telecom Italia Group from the acquisition date of control only.

	(millions of euros)		(millions of Argentine pesos)
	2011	2010	2011	2010	Change
	(a)	(b)	(c)	(d)	amount (c-d)	% (c-d)/d

Revenues	3,220	2,820	18,496	14,627	3,869	26.5
EBITDA	1,035	924	5,947	4,793	1,154	24.1
EBITDA margin	32.2	32.8	32.2	32.8		(0.6)pp
EBIT	509	553	2,925	2,868	57	2.0
EBIT margin	15.8	19.6	15.8	19.6		(3.8)pp
Capital expenditures	556	493	3,192	2,558	634	24.8
Headcount at year-end (number) (*)			16,350	15,650	700	4.5

(*)

Includes employees with temp work contracts: 1 at December 31, 2011 and 18 at December 31, 2010.

Revenues

Revenues in 2011 amount to 18,496 million pesos, increasing 3,869 million pesos (+26.5%) compared to 2010 (14,627 million pesos) thanks to the growth of the broadband and mobile customer bases, in addition to the relative ARPU.

The main source of revenues for the Argentina Business Unit is mobile telephony which accounted for 71% of consolidated revenues, with an increase of over 32% compared to 2010.

In particular, the trend of the main operating data of the Business Unit is reported in the following table:

	2011	2010	Change
			amount	%

Fixed-line
Lines at year-end (thousands)	4,141	4,107	34	0.8
ARPU - Average Revenue Per User (Argentine pesos)	45.7	42.8	2.9	6.8
Mobile
Lines at year-end (thousands)	20,342	18,212	2,130	11.7
Telecom Personal lines (thousands)	18,193	16,333	1,860	11.4
% Postpaid lines (*)	32%	30%		+2 pp
MOU Telecom Personal (minutes/month)	99	102	(3)	(2.9)
ARPU Telecom Personal (Argentine pesos)	51.4	44.4	7.0	15.8
Núcleo mobile lines (thousands)(**)	2,149	1,878	271	14.4
% Postpaid lines (*)	17%	15%		+2 pp
Broadband
Broadband accesses at year-end (thousands)	1,550	1,380	170	12.3
ARPU (Argentine pesos) (***)	87.0	76.1	10.9	14.3

(*)

Includes lines with a ceiling invoiced at the end of the month which can be topped-up with prepaid refills.

(**)

Includes WiMAX lines.

(***)

The calculation method was updated in order to exclude, from the customer base, the internet sticks sold to customers who already have ADSL access.

Fixed-line telephony service: the number of fixed lines at the end of 2011 increased slightly compared to the end of 2010, thanks mainly to the rate plans linked to internet services. Even though the fixed-line regulated services in Argentina continue to be influenced by the rate freeze imposed by the Emergency Economic Law of January 2002, ARPU grew by almost 7% compared to 2010 due to sales of plans which include minutes of traffic and value-added services.

Mobile telephony service: Telecom Personal mobile lines in Argentina increased by 1,860 thousand compared to the end of 2010, arriving at a total of 18,193 thousand lines at December 31, 2011, 32% of which were postpaid. At the same time, thanks to high-value customer acquisitions and clear leadership in the smartphone segment, ARPU gained about 16%, reaching 51.4 pesos (44.4 pesos in 2010). A large part of this growth can be traced to value-added services (including SMS text messaging) and the mobile internet service which, on the whole, accounts for approximately 48% of revenues from mobile telephony services in 2011.

In Paraguay, the Núcleo customer base grew about 14% compared to December 31, 2010 and at December 31, 2011 has 2,149 thousand lines, 17% of which were postpaid.

Broadband: Telecom Argentina’s portfolio of total broadband lines at December 31, 2011 reached 1,550 thousand accesses, with an increase of 170 thousand accesses compared to the end of 2010 and representing about 12% growth. During 2011, the growth of internet access lines was accompanied by a price increase with a consequent rise in ARPU.

EBITDA

EBITDA is up 1,154 million pesos (+24.1%) reaching 5,947 million pesos in 2011. The EBITDA margin is 32.2%, down 0.6 percentage points compared to 2010, mainly due to higher costs for the acquisition of goods and services and employee benefits expenses.

With regard to changes in costs, the following is noted:

	(millions of euros)		(millions of Argentine pesos)
	2011 (a)	2010 (b)	2011 (c)	2010 (d)	Change (c-d)

Acquisition of goods and services	1,398	1,195	8,031	6,201	1,830
Employee benefits expenses	478	391	2,746	2,030	716
Other operating expenses	331	296	1,903	1,538	365
Change in inventories	(17)	19	(96)	97	(193)

•

acquisition of goods and services: totals 8,031 million pesos (6,201 million pesos in 2010). The increase of 29.5% compared to the prior year (+1,830 million pesos) is mainly due to higher outside service costs for 932 million pesos and higher purchases of raw materials, auxiliaries, consumables and merchandise for 777 million pesos;

•

employee benefits expenses: stand at 2,746 million pesos, increasing 716 million pesos compared to 2010 (+35.3%). The change comes from salary increases, as a result of periodical revisions in union agreements and largely connected to inflation. Moreover, an increase is recorded in the average number of employees in the mobile area. The percentage of employee benefits expenses to total revenues is 14.8%, increasing 0.9 percentage points over 2010;

•

other operating expenses: amount to 1,903 million pesos, increasing 23.7% (1,538 million pesos in 2010). Such expenses consist of the following:

(millions of Argentine pesos)	2011	2010	Change
	(a)	(b)	(a-b)

Writedowns and expenses in connection with credit management	169	115	54
Telecommunications operating fees and charges	348	273	75
Indirect duties and taxes	1,286	1,064	222
Sundry expenses	100	86	14
Total	1,903	1,538	365

EBIT

EBIT rose by 57 million pesos (+2.0%) to 2,925 million pesos in 2011. It includes the effects of the application of the purchase price method which led to higher expenses, mainly for amortization and depreciation, for a total of 907 million pesos (about 158 million euros); such higher expenses had an effect on the 2010 results from October 13, 2010 only and amounted to 281 million pesos (about 54 million euros).

In the absence of such expenses, EBIT would have been higher by 683 million pesos (+21.7% compared to 2010), thanks to the higher contribution by EBITDA.

The EBIT margin is 15.8%, down 3.8 percentage points compared to 2010. Excluding the effects of the adoption of the purchase price method described above, the EBIT margin would have been 20.7% or 0.8 percentage points lower than the prior year.

Capital expenditures

Capital expenditures stand at 3,192 million pesos, increasing 24.8% over last year. Such amount includes 746 million pesos for the capitalization of subscriber acquisition costs for the subscription of binding 18 month contracts for mobile customers and 12 month contracts for broadband customers (551 million pesos in 2010).

With regard to the fixed network, capital expenditures have been directed to the expansion of the fiber optic infrastructure and the access network, the development of backhauling for mobile traffic, DWDM technology and expansion of the IP backbone in order to improve transmission capacity and increase the access speed offered to customers.

At the same time, Telecom Personal has principally invested in the 3G network to increase capacity and expand coverage as well as in the platforms to expand value-added services and in IT projects.

Capital expenditures by Núcleo are aimed mainly at the 3G access network.

Headcount

Headcount at December 31, 2011 is 16,350, an increase of 700 compared to December 31, 2010 (+4.5%). About 34% of the increase refers to the fixed-line sector and the remaining 66% to the mobile sector.

At December 31, 2011, the Argentina Business Unit had temp work contracts for 1 person (18 persons at December 31, 2010).

Commercial developments

Fixed-line telephony and broadband services

In the residential fixed-line telephony segment, Telecom Argentina concentrated its efforts on meeting customer access demand, seeking to control the fall in the minutes used because of a shift to mobile traffic while maintaining the growth of ARPU. At the local level, voice services featured promotions with the aim of eliminating the set-up charge and a demand for services which include access to broadband. With regard to national and international long-distance services, efforts continued to encourage people to acquire subscriber plans, and improve the customer ARPU. With regard to value-added services, there was an improvement in sales of the Aladino 410 and Aladino Deco cordless phones.

The leadership of the "Arnet" brand benefited from an effective advertising campaign and a different offer for each segment at competitive prices.

In December 2011, with the launch of Arnet 10 mega, the range of available access speeds was extended, thus creating an alternative in terms of average speed.

Again with regard to value-added services, November 2011 saw the launch of Arnet Play, the first video streaming service for Telecom Argentina residential customers. The service offers added value in the sphere of broadband access with access to a vast library of content, through the customer’s TV set or computer and with unlimited viewing, against payment of a fixed monthly charge. In addition, the customer can rent the latest in viewing and other special content. Another key value-added service introduced in 2011 is Arnet Mobile which supplies internet access through Personal’s 3G network, making it possible to expand the service already offered to customers with a broadband connection.

In the Corporate segment, the strategy of supplying convergent solutions offering voice, data, internet, multimedia, ICT, data center and applications continued, both for the fixed-line and mobile phone services.

Mobile telephony services

In 2011, Personal continued its strategy as innovation leader by launching various products and promotions that will satisfy the various demands of customers with regard to communication. Offerings in 2011 featured the consolidation of third-generation coverage together with the development of value-added services, as a result of recent improvements in intelligent handsets and tablets.

Personal also continues to expand its range of Todo Incluido plans, which integrate voice, data and text messaging, along with Personal Black, the services platform which offers a subscription with an unlimited number of data services and a portfolio of ten intelligent handsets and tablets with special content at special prices.

With regard to Núcleo, the commercial offers launched in the last quarter of 2011 were much better suited to market requirements, a policy which improved customers’ perception of the operator. In particular, new packages were launched with a greater variety of services at more affordable prices, replacing previous packages with an unlimited number of services.

Competition

The telecommunications market in Argentina and Paraguay continues to show strong demand for new services and higher access speed in a fiercely competitive environment in the different business segments.

Specifically, in the mobile segment in Argentina, Personal is one of three operators offering services at the national level and competes with Claro (America Móvil group) and Movistar (Telefónica group). Competition is expected to intensify as a result of the introduction of number portability in 2012. The acquisition and retention of high-value customers will continue to be central to Personal’s strategy which intends to lend support to mobile use through the launch of new products and services which not only make it possible to retain existing customers, but also to put Personal in the position of being the preferred operator in the mobile sector in Argentina.

In Paraguay, Núcleo, although operating in a market featuring strong competition, strengthened its market position. Its main competitor is Tigo (Millicom group).

As for the broadband segment, the Argentina Business Unit operates through the Arnet brand and its competitors are mainly ADSL Speedy (Telefónica group), the operator Fibertel (Clarín group), which offers broadband access services using cable modems, and Telecentro which offers triple play plans.

Media

The Media Business Unit operates in the business segments TI Media – La7, MTV Group and Network Operator. In particular:

•

TI Media – La7: includes activities carried out by the company relating to the television broadcasters La7 and La7d and those relating to the Multimedia/Web (La7.it and La7.tv) area. Up to September 30, 2011, the activities relating to digital content for the Telecom Italia Group had also been included; this activity ended on October 1, 2011 following the early termination of the contract with Telecom Italia;

•

MTV Group: includes activities carried out by MTV Italia and its subsidiary MTV Pubblicità relating to the television broadcasters MTV and MTV Music, the 360° Playmaker production unit, the production of multimedia musical platforms and satellite channels, in addition to MTV Mobile and Digital (Web);

•

Network operator (TIMB): includes activities conducted by Telecom Italia Media Broadcasting for the operation of the analog and digital broadcasting networks of La7 and MTV and the Digital Multiplex channels operated by the group, in addition to accessory services and radio and television broadcasting platforms offered to group companies and third parties.

The structure of the Business Unit

The Business Unit is organized as follows:

Main operating and financial data

Key results of the Media Business Unit in 2011 compared to 2010 are presented in the following table:

(millions of euros)	2011	2010	Change
			amount	%	% organic

Revenues	238	258	(20)	(7.8)	(7.8)
EBITDA	28	13	15	115.4	(46.2)
EBITDA margin	11.8	5.0
EBIT	(87)	(92)	5	5.4	(10.9)
EBIT margin	n.s.	n.s.
Capital expenditures	61	67	(6)	(9.0)
Headcount at year-end (number)	765	777	(12)	(1.5)

Revenues

Revenues amount to 238 million euros in 2011, decreasing 20 million euros compared to 258 million euros in 2010. In greater detail:

•

revenues of TI Media – La7 in 2011, before infragroup eliminations, stand at 140 million euros, increasing 24 million euros (+21.0%) compared to 2010, thanks to the decisive increase in gross advertising revenues which in 2011 total 186 million euros +32.1% over the same period of 2010. Advertising revenues particularly benefitted from the excellent performance of channel La7’s daily average audience share which reached 3.8% in 2011 and also from channel La7d’s net revenues for 2011 which totaled 6 million euros.

•

MTV Group revenues come to 74 million euros, before intragroup eliminations, decreasing 24 million euros compared to 2010 (98 million euros). This reduction is due for 9 million euros to lower net advertising revenues and the remaining amount to the fall of other activities, particularly, lower revenues from external productions of Playmaker (-7 million euros), lower revenues by MTV Mobile (-2 million euros), following the recent contract revision at the end of 2010, and lower revenues by the satellite-music platform channels as a result of the renegotiation, to lower values, of the contract with Sky (-2 million euros).

•

revenues from network operator activities, before intragroup eliminations, amount to 55 million euros, compared to 76 million euros in 2010, decreasing 21 million euros. This reduction is largely due to lower revenues from the customer Dahlia (-26 million euros) which ceased operations at the beginning of 2011. The reduction in the revenues of analog activities with the Group, in relation to the switch-off process, was offset by higher revenues from the lease of digital bandwidth on its Multiplexes.

EBITDA

EBITDA is a positive 28 million euros in 2011 and increased 15 million euros compared to 2010, thanks to income of 21 million euros as a result of compensation for the early termination of the Competence Center contract. Excluding such income, therefore in organic terms, EBITDA is 7 million euros, decreasing 6 million euros compared to the same period of 2010. In particular:

•

EBITDA of TI Media – La7, comes to -2 million euros in 2011 and, as described above, includes compensation income of 21 million euros; this is an improvement of 34 million euros compared to 2010 (-36 million euros); in organic terms, EBITDA amounts to -23 million euros. Such result is affected by the higher contribution of revenues as previously described, which more than offset the higher operating costs linked largely to the programming of channels La7 and La7d.

•

EBITDA of the MTV group is 7 million euros, decreasing 5 million euros compared to 2010 (12 million euros). The reduction in EBITDA is due to the contraction in revenues due both to lower advertising and also to Mobile, Satellite and Playmaker activities, which were only partly compensated by the reduction in operating costs.

•

EBITDA relating to network operator activities is 23 million euros and is 12 million euros lower than 2010. This result was influenced by the loss of Dahlia TV sales and compensated by a reduction in operating costs due to greater efficiency of network management.

EBIT

EBIT is a negative 87 million euros in 2011, showing an improvement of 5 million euros compared to 2010. In organic terms, EBIT recorded a reduction of 5 million euros (-10.9%) compared to 2010.

In detail:

(millions of euros)	2011	2010	Change

Historical EBIT	(87)	(92)	5
Non-organic (income) expenses	36	46	(10)
Non-organic expenses already described under EBITDA	(21)	-	(21)
Goodwill impairment charge	57	46	11
Comparable EBIT	(51)	(46)	(5)

The goodwill impairment loss of 57 million euros (46 million euros in 2010) was recognized following the results of the impairment test.

Capital expenditures

Capital expenditures total 61 million euros (67 million euros in 2010). Such expenditures refer to TI Media – La7 (31 million euros), the MTV group (4 million euros) and the network operator (26 million euros). They mostly refer to the acquisition of television rights extending beyond one year (29 million euros) and purchases of infrastructures for the development and maintenance of the digital terrestrial network for 26 million euros principally in connection with Telecom Italia Media Broadcasting’s digitalized operations in regions where analog television has been switched off.

Headcount

Headcount is 765 at December 31, 2011 (including 37 with temp work contracts), with a decrease of 12 compared to December 31, 2010 (777, including 44 with temp work contracts). Without considering the reduction in the temp work headcount (7 persons), the reduction of 5 people is due to the change both in the number of persons with fixed-term contracts -10 (TI Media – La7 +1, MTV Group -11) and permanent contracts, 5 in total (TI Media – La7 +15, network operator -1. MTV Group -9). In particular, the addition of 15 persons with permanent contracts at TI Media – La7 is for the most part to settle some work relationships and bring External Relations inside the company.

Other information

Early termination of the Competence Center contract with Telecom Italia

On September 29, 2011, the Telecom Italia Media board of directors’ meeting passed a resolution to go forward with the early termination of the Competence Center contract with Telecom Italia.

The Contract was originally signed in 2007 for a three-year period and subsequently renewed at least until December 31, 2012. The purpose of the contract was the supply of editorial services by Telecom Italia Media to Telecom Italia covering the creation, design of programs, research and purchase of media content for the relative use on Telecom Italia’s various TV platforms (IPTV, Cubovision, WEB, etc.). Telecom Italia Media received a minimum guaranteed payment, established on the basis of a forecast of strong customer expansion of the IPTV and OTTV platforms, as well as a variable price as Telecom Italia’s relative sales increased.

The above growth forecasts were not met owing to a reduced market, in addition to modifications of the effective application of the regulatory framework of reference, accompanied by a strong push to reduce prices by the two main players of the pay TV platforms in Italy.

In view of the above, Telecom Italia decided on the in-house management of the editorial activities relating to the platforms which it manages. For these reasons, Telecom Italia made a proposal to Telecom Italia Media to early terminate the Contract, as from October 1, 2011, paying Telecom Italia Media compensation of 21 million euros. A fairness opinion on the compensation was issued by an independent external valuation expert, identified by common agreement of the parties.

Principal changes in the regulatory framework

Adoption of the new European framework for electronic communication services and networks and for the national use of local bandwidth

Law 217 of December 15, 2011 published in the Gazzetta Ufficiale on January 2, 2012 introduced the 2010 Community Law. This instrument, in addition to delegating to the government the task of adopting within three months the new framework for electronic communications services and networks (with the consequent revision of the Electronic Communications Code Legislative Decree 259/2003), provides that operators of local networks may host programs offering audiovisual media services at national level. This provision, which damages Telecom Italia Group Media’s network operator, was challenged by Telecom Italia Media Broadcasting in the appeal against the new digital terrestrial regulation 353/11/CONS. It will be necessary to determine what legal measures should be used to protect the interests of Telecom Italia Media Broadcasting with regard to the ensuing enacting legislation.

In the context of the adoption of the European Directives 2009/140/CE and 2009/136/CE dealing with the new regulatory framework for electronic communications, the Ministry of Economic Development has released for consultation the outlines of two legislative decrees relating to the modification of the Electronic Communications Code and the Personal Data Protection Code. Telecom Italia Media participated in these consultations requesting the revision of the provision which excludes from trading the frequencies received free of charge and requesting a regulatory link in terms of administrative rights for network operator activities using digital terrestrial technology and fees for the concession of frequency rights of use.

National Digital Frequency Assignment Plan

The National Digital Frequency Assignment Plan (PNAFD) approved with Decision 300/10/CONS establishes 25 national networks, four of which in DVB-H, and introduces k-SFN technology for certain networks which otherwise would not have 80% coverage of the territory.

The PNAFD distinguishes between the so-called internal digital dividend, 5 DVB-T networks and one DVB-H network, to be assigned by means of a competitive ‘beauty contest’ procedure, and the so-called external digital dividend, UHF channels 61-69, for mobile communications services.

With Decision 330/11/CONS, AGCom abolished the regional consultation meetings and initiated a process for the completion of the frequency plan with the detailed planning of the resources to be assigned to local broadcasters and to RAI in the areas which have not yet undergone digitalization.

Beauty Contest

With Decision 497/10/CONS, AGCom set the criteria for the competitive procedure for the assignment of the internal digital dividend by means of a beauty contest.

The Decision erroneously placed Telecom Italia Media on the same footing as RAI and Mediaset, the incumbent operators of terrestrial networks, forbidding the company, along with RAI and Mediaset, from participating for Lot A which is reserved for existing operators with at most one analog network and for new entrants among which AGCom included SKY Italia, admitted to the bidding process by the European Commission.

On July 6, 2011 the call for bids and the bid rules were published and on September 5, 2011 Telecom Italia Media Broadcasting, the Group’s network operator, submitted three separate assignment requests, for lots B.1, B.2 and C.1. The Commission admitted the requests of:

—

Europa 7 for Lot A.1

—

Dfree, H3G and Canale Italia for Lot A.2

—

Dfree and Canale Italia for Lot A.3

—

Rai, Mediaset and Telecom Italia Media Broadcasting for Lot B.1

—

Rai, Mediaset and Telecom Italia Media Broadcasting for Lot B.2

—

Telecom Italia Media Broadcasting for Lot C.1

On November 30, 2011, SKY Italia, admitted for Lot A.2, withdrew from the contest.

After acceptance in December 2011 of three parliamentary demands, the Government is committed to suspend the procedure for the assignment of TV frequencies by beauty contest and to identify a frequencies assignment procedure in the general collective interest in financial terms and in terms of the strengthening of pluralism in the information and television sector.

On January 20, 2012, TIMB received an official communication from the Ministry of Economic Development which suspends the beauty contest for 90 days and, at the same time, gives TIMB 60 days in which to submit any other observations in this sense.

On February, 1 2012, TIMB replied and asked that a round table be set up to compensate the Group for the damages suffered in the conversion process of the networks from analog to digital and to settle the dispute as a whole.

Principal appeals regarding digital frequencies

With the appeal filed on August 8, 2011, TI Media challenged the bid and bid rules relating to the beauty contest intimating the illegality of:

•

barring TI Media from bidding for Lot A as if it were on the same footing as RAI and Mediaset;

•

considering SKY as a new entry operator and, in contrast, subjecting Telecom Italia Media to the same restrictive measures as RAI and Mediaset, which are incumbents;

•

the economic and technological restriction on Lot C.1, which for five years can be used only in DVB-H (outside the market) or in DVB-T2 (without any commercial attraction since the penetration of this technology in the market is presently inexistent and is not planned for at least five years from switch off);

•

the assignment criteria for the points which tend to favor operators which have a dominant position (RAI and Mediaset);

•

the absence of fixing asymmetrical measures regarding RAI (an enterprise in public ownership), whose participation in the bid changes the competitive situation.

On November 8, 2011 Telecom Italia Media Broadcasting filed an appeal for the annulment, subject to precautionary measures, of the admission of RAI to the beauty contest, challenging various elements which violate the bid rules including: i) reaching the maximum number of DVB-T networks which an operator may run by reference to the limit of 5 DVB-T networks set by the European Commission ii) failure to comply with various requirements of the bid process such as the obligatory corporate separation of publisher from operator of a digital terrestrial network. On January 11, 2012, in a closed session of the court, the date was set for the merit hearing for April 4, 2012.

Auditel

At the meeting of the board of directors of Auditel on November 28, 2011, Telecom Italia Media raised the following matters:

•

the question of the underestimation of La7 audience size and of the consequent economic loss arising from inability to fully realize the corresponding potential in the market for advertising revenue;

•

the failure to upgrade the company’s corporate governance, a matter raised by the Communications Authority itself, so as to make Auditel effectively independent with respect to its two majority shareholders RAI and Mediaset.

If responses to these matters are not forthcoming within a reasonable time, presumably by the end of the first quarter of 2012, Telecom Italia Media will be compelled to take whatever steps are necessary to safeguard its interests.

Following SKY’s formal complaint, AGCom fined Auditel for abuse of its dominant position.

According to AGCom, Auditel’s seriously abusive actions were the following:

•

it impeded without justification the release of daily figures by channel and platform (in spite of the fact that the technical problems with this metric were resolved in June 2009);

•

until January 2010 it impeded the release of daily figures for “Other Digital Terrestrials” on the grounds of opposition from one of the main shareholders, Mediaset, which only in January 2010 withdrew its reservations leading to the release of the data (there were no technical/statistical obstacles and the context and benefit to the major Auditel shareholders must be considered);

•

it erroneously attributed the measured audience data to the population not in possession of a TV receiver.

With regard to foreigners, however, AGCom concluded that the delay was not caused by Auditel but arose from problems such as privacy restrictions on access to personal data records.

The violations are considered serious and without mitigating circumstances and are quantified in 1,806,604 euros, taking as reference Auditel’s sales revenues in 2009 (17.3 million euros) and in 2010 (17.2 million euros) and establishing a fine for each abusive action.

Olivetti

The Olivetti group mainly operates in the sector of office products and services for Information Technology. Thanks to its vast offering of cutting-edge hardware and software, its solution provider activities offer solutions able to automate processes and business activities for small and medium enterprises, large corporations and vertical markets. The Group continues the process, begun during the last few years, of expanding and diversifying the offering by concentrating on both the development of software solutions and applications services for businesses and public administrations, and also specialized electronic devices.

The market of the Business Unit is focused mainly in Europe, Asia and South America.

The structure of the Business Unit

The Business Unit is organized as follows (main companies only):

Main operating and financial data

Key results of the Olivetti Business Unit in 2011 compared to 2010 are presented in the following table:

(millions of euros)	2011	2010	Change
			amount	%

Revenues	343	391	(48)	(12.3)
EBITDA	(35)	(19)	(16)	(84.2)
EBITDA margin	(10.2)	(4.9)
EBIT	(41)	(24)	(17)	(70.8)
EBIT margin	(12.0)	(6.1)
Capital expenditures	5	5
Headcount at year-end (number)	1,075	1,090	(15)	(1.4)

Revenues

Revenues amount to 343 million euros in 2011, decreasing 48 million euros compared to 2010, partly because of the negative exchange rate effect of 3 million euros. The market context is particularly depressed for the third consecutive year and the deterioration of the Italian and European macroeconomic picture had an adverse effect on 2011; this caused a decisive fall in ICT expenditures in Italy.

As far as Olivetti S.p.A. is concerned, this scenario led to a drastic reduction in sales to the Parent, Telecom Italia, (-23 million euros compared to 2010) and is reason in itself for an almost 50% decline in year-over-year revenues.

Sales in Italy in the indirect channel came to an abrupt stop in the last part of the year (-6 million euros compared to 2010) in parallel with the heightening of the crisis which particularly hard hit the SMEs and professional offices customer channel; conversely, the direct sales channel in Italy of large customers exceeded last year’s figures (+4 million euros), in part thanks to the positive contribution of new service offers.

European sales recorded a good trend in the French and British affiliates, a drop in both the German affiliate (since January 2012, sales operations are conducted through a local agency) and in the Spanish affiliate which suffered in a macroeconomic contest that under certain aspects was worse than the Italian one. Revenues are basically stable in the international sales channel (sales to extra EU and extra Latin America customers). The gains made by South America in sales are significant. This market is recording strong growth such that expectations are for a strengthening of Olivetti’s presence there.

EBITDA

EBITDA is a negative 35 million euros, with a negative change of 16 million euros compared to the prior year. In 2011, as a future increase of share capital, Telecom Italia S.p.A. conferred trademarks (12 million euros) and patents (4 million euros) to Olivetti S.p.A.. The result of this conferral was the resolution of contracts with Telecom Italia which covered the utilization of these rights, with a negative impact on EBITDA of 10 million euros. Added to this first effect are lower margins of 10 million euros associated with the decline in revenues, of which, about 4 million euros in particular is the effect of the ongoing contraction in the ink jet segment. The turnaround process currently in progress which has led to a repositioning of new product and service line offers, the entry into new markets and the reorganization of some sales channels has not yet compensated for the decline in ink jet products and the unfavorable macroeconomic scenario. The lower margins have been partially reabsorbed by a reduction in fixed costs for 4 million euros compared to the prior year.

At the organic level, EBITDA, calculated by taking into account expenses connected with the mobility procedure under Law 223/91 signed in 2010, shows a negative change of 19 million euros.

EBIT

EBIT is a negative 41 million euros, with a negative change of 17 million euros compared to 2010, owing to the reasons explained under EBITDA.

Capital expenditures

Capital expenditures amount to 5 million euros, unchanged compared to the prior year.

Headcount

Headcount at December 31, 2011 is 1,075 (984 in Italy and 91 outside Italy), a reduction of 15 compared to December 31, 2010 (1,090, of whom 1,001 in Italy and 89 outside Italy). During the period, 33 persons were added and 48 persons left, consistently with the professional remix focused on the new Olivetti sales offerings.

Commercial developments

During 2011, in response to the evolution of the ICT market and the new opportunities offered by Cloud Computing, Olivetti pursued its repositioning strategy as a solution provider by putting together an integrated hardware and software package, customized for the client and supported by an extensive assistance network. In particular, after launching in February 2011 the first OliPad 100 tablet, complete with applications for the consumer world and the business world, in September 2011, two new tablet models were launched: OliPad 110 and OliPad Smart again based on Android but with 10” and 7” screens.

For the Business market, the OliPad tablets, sold through the Olivetti and Telecom Italia sales network, offer a higher level of personalization according to a company’s individual needs. They also give access to a rich offering of applications thanks to the Applications Warehouse, a veritable virtual warehouse of software applications that can be configured and customized that Olivetti has expressly dedicated to companies and the Public Administration. Just a few of the applications available are: digital catalogs and display guides for points-of-sale devoted to the fashion sector, sales force management applications and management of specific activities in the pharmaceutical sector. During the last few months, various commercial endeavors have been activated with large customers with the aim of employing the OliPad for automation projects: in the advanced stage is the project for accessing company applications by more than fifteen thousand people in the field in the transport sector, in addition to other important projects in pharmaceutics and utilities. In the banking and insurance sector, Olivetti, with Telecom Italia, supplied the biometric signature solution for 13,000 branches of the Intesa Sanpaolo group and commenced similar projects for important banks such as Cariparma, Credito Valtellinese, AXA MPS and others.

With regard to the Consumer market, OliPad tablets are marketed through the Telecom Italia sales network and at large retail consumer electronics chains.

Work is continuing on the important project begun in 2009 in collaboration with Telecom Italia for the supply of specialized payments/services terminals at authorized tobacco stores in Italy. In June 2011, in particular, Olivetti supplied the first 1000 new M210T terminals, developed in only 9 months, according to the technical specifications agreed with the final customer.

Furthermore, in 2011, Advalso’s business grew by almost 50% thanks to the consolidation of traditional activities (technical front end) and also the focus on end-to-end caring activities.

Events subsequent to December 31, 2011

In order to benefit from potential synergies and consequent economies of scale, effective January 1, 2012, under the rationalization project of the customer care activities offered to the “Telecom Italia customer”, Olivetti finalized the operation for the integration of the customer care offer by transferring contact center operations from Advalso S.p.A. to Telecontact Center S.p.A. (a Telecom Italia subsidiary).

The operation which aims at the unitary management – under the control of Telecontact Center – of the call center activities conducted in the Telecom Italia Group, allows:

•

Advalso to focus on the activities connected with the development and performance of services and advanced technical assistance solutions, in end-to-end logic consistently with the evolution of the Olivetti offer;

•

Telecontact Center to add other activities to its contact center operations that Advalso will bring since it is able to take advantage of potential synergies with returns, both business and operating, linked principally to the complementary nature of the offer and synergies able to generate additional income and possible “system” efficiencies.

The business segment to be contributed is Advalso’s “Contact Center Division”; at December 31, 2011 the division had a workforce of 249 employees.

Review of Operating and Financial Performance – Telecom Italia S.p.A.

(millions of euros)	2011	2010	Change (a-b)
	(a)	(b)	amount	%	% organic

Revenues	18,045	18,985	(940)	(5.0)	(5.1)
EBITDA	9,000	9,089	(89)	(1.0)	(3.3)
EBITDA margin	49.9%	47.9%	2.0 pp
Organic EBITDA margin	50.5%	49.5%	1.0 pp
Depreciation and amortization, Gains (losses) on disposals and Impairment reversals (losses) on non-current assets	(3,806)	(4,120)	314
EBIT BEFORE GOODWILL IMPAIRMENT LOSS	5,194	4,969	225	4.5
Goodwill impairment loss	(5,376)	-	(5,376)
EBIT	(182)	4,969	(5,151)	°	(0.3)
EBIT margin	n.s.	26.2%	n.s.
Organic EBIT margin	29.3%	27.9%	1.4 pp
Profit (loss) before tax	(2,378)	4,610	(6,988)
Profit (loss) for the year	(3,571)	3,513	(7,084)
Capital expenditures	4,122	3,018	1,104
Net financial debt	36,402	36,586	(184)
Headcount at year-end (number)	47,801	49,636	(1,835)

Operating Performance

Revenues

Revenues amount to 18,045 million euros, decreasing 940 million euros (-5.0%) compared to 2010; in organic terms, revenues fell by 5.1% compared to 2010. It should be noted that organic revenues excluded 35 million euros of revenues of the second quarter of 2010 relating to the end of the “1001TIM” loyalty program which had resulted in the recognition of revenues from previously deferred bonus points that had not been used by the customer.

The trend in revenues shows the following changes in the sales segments compared to 2010:

•

a contraction in revenues in the Consumer segment (9,168 million euros, decreasing 5.4% compared to 2010, or -519 million euros), due to the reduction in services (-681 million euros), compensated in part by the increase in sales (+120 million euros). The reduction in revenues from services is entirely attributable to the contraction of revenues from traditional voice services, particularly fixed voice (-104 million euros, or -8.1%) and outgoing Mobile voice (-336 million euros, or -11.5%). As far as internet services are concerned, revenues increased compared to 2010 due to the continuous growth of mobile broadband services (+71 million euros), which offsets the slowdown recorded in fixed broadband services (-38 million euros);

•

a reduction in revenues in the Business segment (3,267 million euros, decreasing 6.9%, or -242 million euros compared to 2010). This reduction is mainly due to fixed telephony services (-150 million euros) while mobile browsing services have basically remained stable (+2 million euros);

•

a shrinkage in revenues in the Top segment (3,308 million euros, decreasing 5.4% compared to 2010, or -188 million euros). The voice and data areas were penalized the most by the difficulties in the overall economic scenario, recording a decline of 9.6% (-92 million euros) and 6.8% (-11 million euros), respectively. The mobile area also recorded a contraction in revenues (-6%, or -48 million euros);

•

an increase in revenues in the National Wholesale segment (+28 million euros, or +1.3%), generated by the growth of the customer base of OLOs on services for Local Loop Unbundling, Wholesale Line Rental and Bitstream.

EBITDA

EBITDA is 9,000 million euros, decreasing 89 million euros (-1%) compared to 2010. The organic change in EBITDA is a negative 3.3% (-315 million euros). The EBITDA margin grew from 47.9% in 2010 to 49.9%; at the organic level, the EBITDA margin is 50.5% (49.5% in 2010).

Non-organic income and expenses excluded from the calculation of organic EBITDA are as follows:

(millions of euros)	2011	2010	Change

Non-organic revenues	-	(35)	35
Expenses for mobility agreements under Law 223/91	9	245	(236)
Disputes and settlements	63	91	(28)
Other (income) expenses	33	30	3
Total non-organic (income) expenses	105	331	(226)

At the EBITDA level, the negative effects described under the comments on revenues are partly offset by the reduction in operating costs which are analyzed below.

Acquisition of goods and services

Acquisition of goods and services stands at 6,324 million euros, decreasing 327 million euros (-4.9%) compared to 2010 (6,651 million euros). The change is attributable to a reduction in the portion of revenues to be paid to other operators mainly as a result of the reduction in mobile termination prices.

The increase recorded by certain expense items (purchases of goods related to the sale of products and energy) has largely been compensated by the benefits arising from efficiency measures applied to fixed operating costs.

(millions of euros)	2011	2010	Change

Purchases of goods	1,088	895	193
Portion of revenues to paid to other operators and interconnection costs	1,730	2,055	(325)
Commercial and advertising costs	883	982	(99)
Consulting and professional services	163	155	8
Power, maintenance and outsourced services	982	942	40
Rent and leases	788	843	(55)
Other expenses	690	779	(89)
Total acquisition of goods and services	6,324	6,651	(327)
% of Revenues	35.0	35.0	-

Employee benefits expenses

Details are as follows:

(millions of euros)	2011	2010	Change

Ordinary employee expenses and costs – excluding actuarial (gains) losses	2,731	2,879	(148)
Actuarial (gains) losses relating to employee severance indemnities	(102)	(3)	(99)
Expenses for mobility under Law 223/91	9	245	(236)
Total employee benefits expenses	2,638	3,121	(483)

The reduction of 483 million euros in the employee benefits expenses is due to the following factors:

•

a reduction in the ordinary component mainly due to a lower average headcount of the salaried workforce, which went from 50,076 in 2010 to 46,206 in 2011, with a reduction of -3,870 (of whom -880 are under so-called “solidarity contracts”);

•

a reduction (99 million euros) deriving from the actuarial effects regarding employee severance indemnities in connection with the change in the economic parameters of reference (discount rate and inflation rate) and also the new law on pensions (Law 214 of December 22, 2011) which extends the estimated period in which a person works;

•

lower accruals for mobility expenses. In fact, in 2010, expenses were accrued for 245 million euros for the start of the mobility procedure under Law 223/91 which followed the August 4, 2010 agreement with the unions. In 2011, the provision was adjusted by an additional 9 million euros.

Headcount at December 31, 2011 is 47,801 with a reduction of 1,835 compared to December 31, 2010.

Other operating expenses

Details are as follow:

(millions of euros)	2011	2010	Change

Writedowns and expenses in connection with credit management	359	310	49
Provision charges	48	52	(4)
Telecommunications operating fees and charges	57	53	4
Indirect duties and taxes	80	92	(12)
Penalties, settlement compensation and administrative fines	59	105	(46)
Association dues and fees, donations, scholarships and traineeships	20	22	(2)
Sundry expenses	82	32	50
Total	705	666	39

Other operating expenses increased by 39 million euros compared to 2010. Specifically, other operating expenses show higher writedowns and expenses in connection with credit management (mainly referring to business customers as a result of a progressive deterioration in the macroeconomic picture), and a reduction in indirect duties and taxes and settlement compensation which more than offset the increase in sundry expenses.

Depreciation and amortization

Depreciation and amortization charges are 3,793 million euros (4,107 million euros in 2010), decreasing 314 million euros and referring to tangible assets for 184 million euros and intangible assets for 130 million euros. The reduction in depreciation is largely on account of the decrease in depreciable assets owing in part to the reduction of capital expenditures in recent years, especially for rentals (-49 million euros of depreciation) and the underground network (-108 million euros). The decrease in the amortization charge of intangible assets is mainly due to a lower amount of amortizable assets referring to the development of software applications.

Gains on disposals of non-current assets

Gains on disposals of non-current assets are a negative 9 million euros. They include losses for 26 million euros, principally in connection with the disposal of tangible assets, particularly for the replacement and subsequent disposal of dedicated mobile telephony plant, as well as gains for 17 million euros referring mostly to the contribution of some trademarks and patents to the subsidiary Olivetti S.p.A.

Impairment (reversals) losses on non-current assets

Net impairment losses on non-current assets amount to 5,380 million euros in 2011 (9 million euros in 2010). The line item includes 5,376 million euros for the impairment charge on goodwill referring to domestic activities.

In particular, in preparing the annual financial statements, Telecom Italia S.p.A. repeated the impairment test that had been performed in the first half of 2011. The macroeconomic and market climate was marked by a slowdown in the higher growth economies and fears of a recession in the mature ones. Added to this was an escalation, in the second half of the year, of financial market pressures, with particular reference to the trend in interest rates. The measurement therefore took into account such deterioration of the financial markets and also the worsening of the prospects of the reference market of the company.

Further details are provided in the Note “Goodwill” in the separate financial statements of Telecom Italia S.p.A. at December 31, 2011.

The line item also includes 4 million euros referring to the writedown of network materials that are no longer usable and telephone systems in the process of being replaced with new technologically advanced materials.

EBIT

EBIT is a negative 182 million euros, down from 5,151 million euros compared to 2010 as a result of the impact of the above goodwill impairment charge. The organic change in EBIT is a negative 0.3% (-16 million euros); at the organic level, the EBIT margin is 29.3% (27.9% in 2010). Non-organic income and expenses excluded from the calculation of organic EBIT are as follows:

(millions of euros)	2011	2010	Change

Non-organic expenses already described under EBITDA	105	331	(226)
Gain on the sale of trademarks and patents	(15)	-	(15)
Goodwill impairment charge	5,376	-	5,376
Total Non-organic (revenues and income) /costs and expenses	5,466	331	5,135

Income (expenses) from investments

Details are as follows:

(millions of euros)	2011	2010	Change

Dividends	254	2,357	(2,103)
Other income and gains on disposals of investments	41	1	40
Impairment losses on financial assets	(442)	(562)	120
Total	(147)	1,796	(1,943)

Specifically:

•

in 2011, dividends mainly refer to Telecom Italia Sparkle (250 million euros) and in 2010 this item comprised dividends from Telecom Italia International for 2,000 million euros and Telecom Italia Deutschland Holding for 345 million euros;

•

gains on the sale of investments relate to the gain, net of incidental expenses, arising from the sale of the subsidiary Loquendo S.p.A. on September 30, 2011;

•

impairment losses are mainly in respect of the writedowns of the investments in Matrix (130 million euros), Telecom Italia Media (45 million euros) and Telecom Italia Sparkle (199 million euros), Olivetti (36 million euros) and Telecom Italia Deutschland Holding GMBH (13 million euros), on the basis of the results of the impairment test. In 2010, impairment losses mainly included those in respect of the investments in Telecom Italia Deutschland Holding (352 million euros, following the reduction in the equity of the company after the distribution of reserves), Telecom Italia Media (162 million euros, on the basis of the results of the impairment test), Olivetti (18 million euros), Tiglio 1 (13 million euros) and SSC (10 million euros).

Finance income (expenses)

The balance of financial income (expenses), which shows an improvement of 106 million euros largely because of lower net debt exposure, is an expense of 2,049 million euros (an expense balance of 2,155 million euros in 2010).

Income tax expense

Income tax expense is 1,193 million euros and posts an increase of 96 million euros compared to 2010 mainly due to the increase in the taxable base.

Profit (loss) for the year

The Parent, Telecom Italia S.p.A., reports a loss of 3,571 million euros in 2011. Excluding non-recurring items and the above goodwill impairment charges, the net result for the year would have been a profit of 1,765 million euros.

Consolidated financial position performance

Financial position structure

(millions of euros)	2011	2010	Change
	(a)	(b)	(a-b)

Assets
Non-current assets	64,043	68,717	(4,674)
Goodwill	34,627	40,013	(5,386)
Other intangible assets	4,865	3,970	895
Tangible assets	10,817	11,401	(584)
Other non-current assets	12,852	12,415	437
Deferred tax assets	882	918	(36)
Current assets	8,110	9,909	(1,799)
Inventories, Trade and miscellaneous receivables and other current assets	5,172	5,385	(213)
Current income tax receivables	-	-	-
Current financial assets	2,938	4,524	(1,586)
	72,153	78,626	(6,473)
Equity and liabilities
Equity	20,537	25,564	(5,027)
Non-current liabilities	36,736	39,283	(2,547)
Current liabilities	14,880	13,779	1,101
	72,153	78,626	(6,473)

Non-current assets

•

Goodwill: decreased 5,386 million euros, of which 5,376 million euros refers to the above goodwill impairment charge of Telecom Italia S.p.A. and 10 million euros to the sale of Loquendo in September 2011;

•

Other intangible assets: increased 895 million euros being the balance of the following:

—

additions (+2,350 million euros),

—

amortization charge for the year (-1,466 million euros),

—

capitalization of borrowing costs (+12 million euros),

—

disposals, reclassifications and other movements (-1 million euros).

•

Tangible assets: decreased 584 million euros being the balance of the following:

—

additions (+1,771 million euros),

—

depreciation charge for the period (-2,327 million euros),

—

disposals, reclassifications and other movements (-28 million euros).

Equity

Equity amounts to 20,537 million euros, decreasing 5,027 million euros compared to December 31, 2010 (25,564 million euros). The changes in equity during 2011 and 2010 are reported in the following table:

(millions of euros)	2011	2010

At the beginning of the year	25,564	23,068
Total profit (loss) for the year	(3,571)	3,513
Dividends declared	(1,190)	(1,035)
Issue of equity instruments and other changes	7	42
Movements in the reserve for available-for-sale financial assets and derivative hedging instruments	(273)	(24)
At the end of the year	20,537	25,564

Cash flows

The following chart summarizes the main transactions which had an impact on the change in net financial debt during 2011:

Change in net financial debt

(millions of euros)	2011	2010	Change

EBITDA	9,000	9,089	(89)
Capital expenditures on an accrual basis	(4,122)	(3,018)	(1,104)
Change in net operating working capital:	(99)	(237)	138
Change in inventories	(13)	56	(69)
Change in trade receivables and net amounts due on construction contracts	132	292	(160)
Change in trade payables (*)	(142)	(588)	446
Other changes in operating receivables/payables	(76)	3	(79)
Change in provisions for employees benefits	(221)	57	(278)
Change in operating provisions and Other changes	(61)	(390)	329
Net operating free cash flow	4,497	5,501	(1,004)
% of Revenues	24,9	29,0

Sale of investments and other disposals flow	60	(37)	97
Financial investments flow	(42)	(199)	157
Dividends flow	(936)	1,323	(2,259)
Issue of equity instruments	-	23	(23)
Financial expenses, income taxes and other net non-operating requirements flow	(3,395)	(3,502)	(107)
Reduction (Increase) in net financial debt	184	3,109	(2,925)

(*)

Includes the change in trade payables for amounts due to fixed asset suppliers.

The reduction in net operating free cash flow in 2011 compared to 2010 (-1,004 million euros) is due to higher requirements for capital expenditures (mainly in connection with the acquisition of LTE frequency rights); such change is partially compensated by the improvement in working capital.

In addition to what has already been described with reference to EBITDA, net financial debt in 2011 has been particularly impacted by the following:

Capital expenditures flow

Capital expenditures total 4,122 million euros (3,018 million euros in 2010), up 1,104 million euros (36.6%), due to the acquisition of user rights for the 800 MHz, 1800 MHz and 2600 MHz frequencies to be used for broadband mobile communication services, for a total of 1,223 million euros. This follows the auction by the Ministry of Economic Development which took place in the second half of the year. The user rights, formally awarded by the Ministry on October 3, 2011, were assigned in February 2012.

Sale of investments and other disposals flow

Sale of investments and other disposals flow amounts to 60 million euros and principally relates to the collection of the consideration on the sale of the investment in Loquendo (equal to 55 million euros).

Financial investments flow

Financial investments flow amounts to 42 million euros for payments made to subsidiaries and associates for share capital increases or replenishments of share capital and/or the coverage of losses (of which 15 million euros is in favor of TLC Commercial Services and 10 million euros in favor of SSC).

Dividends flow

Dividends paid amount to 1,190 million. Dividends collected from Group companies total 254 million euros and particularly include the dividends collected from Telecom Italia Sparkle (250 million euros), Loquendo (2 million euros) and Pathnet (1 million euros).

Finance expenses, income taxes and other net non-operating requirements flow

Finance expenses, income taxes and other net non-operating requirements flow mainly includes the payment, during 2011, of income taxes (1,010 million euros), net finance expenses and the change in non-operating receivables and payables.

Net financial debt

Net financial debt is 36,402 million euros, decreasing 184 million euros compared to 36,586 million euros at the end of 2010.

In addition to the usual indicator (renamed “Accounting net financial debt”), another indicator is also presented denominated “Adjusted net financial debt” which excludes effects that are purely accounting and non-monetary in nature deriving from the fair value measurement of derivatives and related financial assets and liabilities.

The composition is the following:

Net financial debt

(millions of euros)	12/31/2011	12/31/2010	Change
	(a)	(b)	(a-b)

Non-current financial liabilities
Bonds	13,131	16,406	(3,275)
Amounts due to banks, other financial payables and liabilities	20,510	19,312	1,198
Finance lease liabilities	1,300	1,436	(136)
	34,941	37,154	(2,213)
Current financial liabilities (1)
Bonds	5,327	3,067	2,260
Amounts due to banks, other financial payables and liabilities	1,723	2,777	(1,054)
Finance lease liabilities	240	212	28
	7,290	6,056	1,234
Gross financial debt	42,231	43,210	(979)
Non-current financial assets
Financial receivables and other non-current financial assets	(2,891)	(2,100)	(791)
	(2,891)	(2,100)	(791)
Current financial assets
Securities other than investments	(864)	(1,159)	295
Financial receivables and other current financial assets	(479)	(602)	123
Cash and cash equivalents	(1,595)	(2,763)	1,168
	(2,938)	(4,524)	1,586
Total financial assets	(5,829)	(6,624)	795
Accounting net financial debt	36,402	36,586	(184)
Reversal of fair value measurement of derivatives and related financial assets/liabilities	(1,519)	(1,046)	(473)
Adjusted net financial debt	34,883	35,540	(657)
Breakdown as follows:
Total adjusted gross financial debt	38,713	40,915	(2,202)
Total adjusted financial assets	(3,830)	(5,375)	1,545
(1) of which current portion of medium/long-term debt:
Bonds	5,327	3,067	2,260
Amounts due to banks, other financial payables and liabilities	681	1,459	(778)
Finance lease liabilities	240	212	28

The non-current portion of gross financial debt is 34,941 million euros (37,154 million euros at the end of 2010) and represents 83% of total gross financial debt.

In keeping with the Group’s objectives in terms of debt composition and in accordance with the adopted “Guideline policy for debt management using derivative instruments”, Telecom Italia S.p.A., in securing loans both from third parties and intercompanies, uses IRS and CCIRS derivative financial instruments to hedge its liabilities.

Derivative financial instruments are designated as fair value hedges for the management of exchange rate risk on financial instruments denominated in currencies other than euro and for the management of interest rate risk on fixed-rate loans. Derivative financial instruments are designated as cash flow hedges when the objective is to fix the exchange rate and interest rate of future variable contractual flows.

Sales of receivables to factoring companies

The sales of receivables to factoring companies finalized in 2011 resulted in a positive effect on net financial debt at December 31, 2011 of 1,291 million euros (1,178 million euros at December 31, 2010).

Bonds

Bonds at December 31, 2011 total 18,458 million euros (19,473 million euros at December 31, 2010). Their nominal repayment amount is 17,589 million euros (of which 15,089 is due to third parties and 2,500 million euros to the subsidiary Telecom Italia Finance S.A.), decreasing 1,034 million euros compared to December 31, 2010 (18,623 million euros).

The change in bonds during 2011 is as follows:

(millions of original currency)	Currency	Amount

New issues			Issue date
Telecom Italia S.p.A. 1,000 million euros 7% maturing 1/20/2017(*)	Euro	1,000	10/20/2011
Telecom Italia S.p.A. 750 million euros 4.75% maturing 5/25/2018	Euro	750	5/25/2011
Telecom Italia S.p.A. 1,000 million euros 5.125% maturing 1/25/2016	Euro	1,000	1/25/2011

Repayments			Repayment date
Telecom Italia S.p.A. 4.5%750 million euros	Euro	750	1/28/2011

(*)

On October 20, 2011, bonds were issued for 750 million euros; subsequently, on November 3, 2011, the issue was reopened and increased for another 250 million euros

In 2011, Telecom Italia S.p.A. bought back the following bonds:

(millions of original currency)	Currency	Amount	Buyback periods

Buybacks
Telecom Italia S.p.A. 1,222.5 million euros 6.25% maturing February 2012	Euro	27.5	December 2011
Telecom Italia S.p.A. 645 million euros 6.75% maturing March 2013	Euro	5	December 2011

In reference to the Telecom Italia S.p.A. 2002-2022 bonds, reserved for subscription by employees of the Group, at December 31, 2011, the nominal amount is equal to 266 million euros and decreased by 39 million euros compared to December 31, 2010 (305 million euros).

Revolving Credit Facility and Term Loan

The following table shows the composition and the drawdown of the committed credit lines available at December 31, 2011. These are represented by the revolving credit facility for a total of 8 billion euros expiring August 2014, the syndicated revolving line for a total of 1.25 billion euros expiring February 2013 and the revolving credit line for a total of 200 million euros signed December 20, 2010 and expiring June 19, 2012 (renewable at the discretion of Telecom Italia up to December 18, 2013):

(billions of euros)	12/31/2011		12/31/2010
	Agreed	Drawn down	Agreed	Drawn down

Revolving Credit Facility – expiring February 2013	1.25	0.25	1.25	--
Revolving Credit Facility – expiring August 2014	8.0	2.0	8.0	1.5
Revolving Credit Facility – expiring June 2012 (renewable to December 2013)	0.2	0.2	0.2	0.12
Total	9.45	2.45	9.45	1.62

On August 3, 2011, a bilateral stand-by credit line was secured for a period of five years (expiring August 3, 2016) for 100 million euros from Banca Regionale Europea, drawn down for the full amount.

Maturities of financial liabilities

The average maturity of non-current financial liabilities is 7.16 years.

For details of the maturities of financial liabilities in terms of expected nominal repayment amounts, as contractually agreed, reference should be made to the Notes “Net financial debt” and “Financial Risk Management” in the separate financial statements of Telecom Italia S.p.A. at December 31, 2011.

Financial assets

Financial assets total 5,829 million euros (6,624 million euros at December 31, 2010) of which 890 million euros refers to financial receivables from Group companies.

Moreover, 2,938 million euros (4,524 million euros at December 31, 2010) is classified as current financial assets. This level of current assets, together with unused committed credit lines of 7 billion euros, allows the Company to amply meet its repayment obligations.

In particular:

•

Cash and cash equivalents amount to 1,595 million euros (2,763 million euros at December 31, 2010). The different technical forms of investing available cash at December 31, 2011 can be analyzed as follows:

—

Maturities: investments have a maximum maturity of three months;

—

Counterpart risk: investments by the European companies are made with leading banking, financial and industrial institutions with high-credit-quality and at least an A- rating;

—

Country risk: investments are made mainly in major European financial markets.

•

Securities other than investments amount to 864 million euros (1,159 million euros at December 31, 2010): these consist of Italian treasury bonds purchased by Telecom Italia S.p.A.. These bonds, which pursuant to Consob Communication DEM/11070007 of August 5, 2011 represent investments in “Sovereign debt securities”, have been made in accordance with the “Guideline for investments of liquidity using financial instruments” adopted by the Telecom Italia Group in July 2009. Such forms of investment represent alternatives to the investment of liquidity with the aim of raising the return. For further details, reference should be made to the Note “Financial risk management” in the separate financial statements of Telecom Italia S.p.A. at December 31, 2011.

Financial Statements – Telecom Italia S.p.A.

Separate Income Statements

(millions of euros)	Year	Year	Change
	2011	2010	(amount)%

Revenues	18,045	18,985	(940)	(5.0)
Other income	247	210	37	17.6
Total operating revenues and other income	18,292	19,195	(903)	(4.7)
Acquisition of goods and services	(6,324)	(6,651)	327	4.9
Employee benefits expenses	(2,638)	(3,121)	483	15.5
Other operating expenses	(705)	(666)	(39)	(5.9)
Changes in inventories	13	(56)	69	°
Internally generated assets	362	388	(26)	(6.7)
Operating profit before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)	9,000	9,089	(89)	(1.0)
Depreciation and amortization	(3,793)	(4,107)	314	7.6
Gains (losses) on disposals of non-current assets	(9)	(4)	(5)	°
Impairment reversals (losses) on non-current assets	(5,380)	(9)	(5,371)	°
Operating profit (loss) (EBIT)	(182)	4,969	(5,151)	°
Income (expenses) from investments	(147)	1,796	(1,943)	°
Finance income	2,538	2,819	(281)	(10.0)
Finance expenses	(4,587)	(4,974)	387	7.8
Profit (loss) before tax	(2,378)	4,610	(6,988)	°
Income tax expense	(1,193)	(1,097)	(96)	(8.8)
Profit (loss) for the year	(3,571)	3,513	(7,084)	°

Statements of Comprehensive Income

In accordance with IAS 1 (Presentation of Financial Statements), which came into effect on January 1, 2009, the following statements of comprehensive income include the profit (loss) for the year as shown in the separate consolidated income statements and all non-owner changes in equity.

(millions of euros)		Year 2011	Year 2010

Profit (loss) for the year	(a)	(3,571)	3,513
Other components of the Statements of Comprehensive Income:
Available-for-sale assets:
Profit (loss) from fair value adjustments		9	(1)
Net fiscal impact		(4)	(1)
	(b)	5	(2)
Hedging instruments:
Profit (loss) from fair value adjustments		(506)	(1)
Loss (profit) transferred to the Separate Income Statement		122	(29)
Net fiscal impact		106	8
	(c)	(278)	(22)
Total	(d=b+c)	(273)	(24)
Total profit (loss) for the year	(a+d)	(3,844)	3,489

Statements of Financial Position

(millions of euros)		12/31/2011	12/31/2010	Change
		(a)	(b)	(a-b)

Assets
Non-current assets
Intangible assets
Goodwill		34,627	40,013	(5,386)
Intangible assets with a finite useful life		4,865	3,970	895
		39,492	43,983	(4,491)
Tangible assets
Property, plant and equipment owned		9,726	10,224	(498)
Assets held under finance leases		1,091	1,177	(86)
		10,817	11,401	(584)
Other non-current assets
Investments		9,416	9,803	(387)
Non-current financial assets		2,891	2,100	791
Miscellaneous receivables and other non-current assets		545	512	33
Deferred tax assets		882	918	(36)
		13,734	13,333	401
Total Non-current assets	(a)	64,043	68,717	(4,674)
Current assets
Inventories		125	112	13
Trade and miscellaneous receivables and other current assets		5,047	5,273	(226)
Current income tax receivables		-	-	-
Current financial assets
Securities other than investments, financial receivables and other current financial assets		1,343	1,761	(418)
Cash and cash equivalents		1,595	2,763	(1,168)
		2,938	4,524	(1,586)
Total Current assets	(b)	8,110	9,909	(1,799)
Total Assets	(a+b)	72,153	78,626	(6,473)
Equity and Liabilities
Equity
Share capital issued		10,694	10,689	5
Less: treasury shares		(21)	(21)	-
Share capital		10,673	10,668	5
Paid-in capital		1,704	1,697	7
Other reserves and retained earnings, including profit (loss) for the year		8,160	13,199	(5,039)
Total Equity	(c)	20,537	25,564	(5,027)
Non-current liabilities
Non-current financial liabilities		34,941	37,154	(2,213)
Employee benefits		741	968	(227)
Deferred tax liabilities		1	1	-
Provisions		468	485	(17)
Miscellaneous payables and other non-current liabilities		585	675	(90)
Total Non-current liabilities	(d)	36,736	39,283	(2,547)
Current liabilities
Current financial liabilities		7,290	6,056	1,234
Trade and miscellaneous payables and other current liabilities		7,527	7,689	(162)
Current income tax payables		63	34	29
Total Current liabilities	(e)	14,880	13,779	1,101
Total Liabilities	(f=d+e)	51,616	53,062	(1,446)
Total Equity and Liabilities	(c+f)	72,153	78,626	(6,473)

Statements of Cash Flows

(millions of euros)		Year 2011	Year 2010

Cash flows from operating activities:
Profit (loss) for the year		(3,571)	3,513
Adjustments for:
Depreciation and amortization		3,793	4,107
Impairment losses (reversals) on non-current assets (including investments)		5,829	648
Net change in deferred tax assets and liabilities		138	11
Losses (gains) realized on disposals of non-current assets (including investments)		(31)	4
Change in employee benefits		(222)	57
Change in inventories		(13)	55
Change in trade receivables and net amounts due from customers on construction contracts		132	292
Change in trade payables		(196)	(474)
Net change in current income tax receivables/payables		29	(231)
Net change in miscellaneous receivables/payables and other assets/liabilities		(124)	(408)
Cash flows from (used in) operating activities	(a)	5,764	7,574
Cash flows from investing activities:
Purchase of intangible assets on an accrual basis		(2,351)	(1,230)
Purchase of tangible assets on an accrual basis		(1,771)	(1,788)
Total purchase of intangible and tangible assets on an accrual basis		(4,122)	(3,018)
Change in amounts due to fixed asset suppliers		510	(113)
Total purchase of intangible and tangible assets on a cash basis		(3,612)	(3,131)
Acquisitions of control of subsidiaries or other businesses, net of cash acquired		-	-
Acquisitions/disposals of other investments		(42)	(200)
Change in financial receivables and other financial assets		(313)	184
Proceeds from sale/reimborsements of intangible, tangible and other non-current assets		60	(29)
Cash flows from (used in) investing activities	(b)	(3,907)	(3,176)
Cash flows from financing activities:
Change in current financial liabilities and other		788	260
Proceeds from non-current financial liabilities (including current portion)		4,083	1,879
Repayments of non-current financial liabilities (including current portion)		(6,391)	(6,859)
Share capital proceeds/reimbursements		-	23
Dividends paid		(1,190)	(1,034)
Cash flows from (used in) financing activities	(c)	(2,710)	(5,731)
Aggregate cash flows	(d=a+b+c)	(853)	(1,333)
Net cash and cash equivalents at beginning of the year	(e)	2,136	3,469
Net cash and cash equivalents at end of the year	(f=d+e)	1,283	2,136

Additional Cash Flow Information

(millions of euros)	Year 2011	Year 2010

Income taxes (paid) received	(1,010)	(1,321)
Interest expense paid	(3,311)	(3,438)
Interest income received	1,440	1,462
Dividends received	254	2,357

Analysis of Net Cash and Cash Equivalents

(millions of euros)	Year 2011	Year 2010

Net cash and cash equivalents at beginning of the year:
Cash and cash equivalents	2,763	4,236
Bank overdrafts repayable on demand	(627)	(767)
	2,136	3,469
Net cash and cash equivalents at the end of the year:
Cash and cash equivalents	1,594	2,763
Bank overdrafts repayable on demand	(311)	(627)
	1,283	2,136

Reconciliation of Consolidated Equity

(millions of euros)	Profit (loss) for the year		Equity at 12/31
	2011	2010	2011	2010

Equity and profit (loss) for the year of Telecom Italia S.p.A.	(3,571)	3,513	20,537	25,564
Equity and result for the year of consolidated companies, net of the share attributable to Non-controlling interests	1,118	1,274	19,728	19,026
Consolidation adjustments on the equity and profit (loss) for the year attributable to owners of the Parent:
elimination of carrying amount of consolidated investments	-	-	(31,899)	(31,433)
impairment losses of consolidated companies included in the results of parent companies	779	519	11,091	10,931
elimination of goodwill recognized in Parent financial statements	5,376	-	(34,627)	(40,013)
recognition of positive differences arising from purchase of investments, of which:
– goodwill	(7,307)	-	36,651	43,774
– allocation of the purchase price to the net assets acquired and the liabilities assumed in the business combinations	(26)	276	322	268
effect of elimination of carrying amount of Parent’s shares held by Telecom Italia Finance	1	1	(103)	(121)
valuation of investments using the equity method, net of dividends	(39)	99	22	123
intragroup dividends	(936)	(2,645)	-	-
adjustments of losses (gains) on disposals of investments	(119)	46	-	-
elimination of internal profits included in tangible and intangible assets	4	2	(23)	(40)
measurement of hedging derivatives, from Group’s view	44	4	801	383
other adjustments	(50)	32	291	357
Equity and profit (loss) for the year attributable to owners of the Parent	(4,726)	3,121	22,791	28,819
Equity and result for the year attributable to Non-controlling interests	446	454	3,904	3,736
Equity and profit (loss) for the year in the consolidated financial statements	(4,280)	3,575	26,695	32,555

Corporate Boards at December 31, 2011

Board of Directors

The ordinary session of the shareholders’ meeting held on April 12, 2011 appointed the new board of directors of the Company composed of 15 directors who will remain in office for three years until the approval of the financial statements for the year ended December 31, 2013.

On April 13, 2011, the board of directors appointed Franco Bernabè Executive Chairman, Aldo Minucci Deputy Chairman and Marco Patuano Managing Director and Chief Operating Officer.

On August 4, 2011, the board of directors coopted the director Lucia Calvosa to replace the director Ferdinando Falco Beccalli, who resigned on June 6, 2011.

On December 1, 2011, the board of directors coopted the director Massimo Egidi to replace the director Francesco Profumo, who resigned on November 16, 2011.

At December 31, 2011, the board of directors is therefore composed of 15 members, as follows:

Executive Chairman	Franco Bernabè
Deputy Chairman	Aldo Minucci
Managing Director and Chief Operating Officer	Marco Patuano
Directors

César Alierta Izuel

Tarak Ben Ammar

Lucia Calvosa (independent)

Elio Cosimo Catania (independent)

Massimo Egidi (independent)

Jean Paul Fitoussi (independent)

Gabriele Galateri di Genola

Julio Linares López

Gaetano Micciché

Renato Pagliaro

Mauro Sentinelli (independent)

Luigi Zingales (independent)

Secretary to the Board	Antonino Cusimano

All the board members are domiciled for the positions they hold in Telecom Italia at the registered offices of the Company in Milan, Piazza degli Affari 2.

On April 13, 2011, the board of directors also appointed the members of the board Committees, which are now composed as follows:

•

Executive Committee – Executive Chairman, Deputy Chairman, Managing Director, Directors Elio Cosimo Catania, Julio Linares López, Renato Pagliaro and Mauro Sentinelli (*);

•

Committee for Internal Control and Corporate Governance – Directors Elio Cosimo Catania (Chairman of the Committee), Jean Paul Fitoussi, Lucia Calvosa (**), Mauro Sentinelli and Luigi Zingales;

•

Nomination and Remuneration Committee - Directors Elio Cosimo Catania (Chairman of the Committee), Jean Paul Fitoussi, Gabriele Galateri di Genola and Massimo Egidi (***).

In addition to the responsibilities of the internal Committees which remain those established by the Company’s Self-regulatory Code, the following duties were also attributed to:

•

the Executive Committee: responsibility for expressing a preliminary opinion on the transactions submitted for approval to the board of directors pursuant to point 3.2 of the Self-regulatory Code, that is, on the transactions which, by their nature, strategic importance, size or commitments which they may involve, have a significant impact on the operations of the Company and the Group;

•

the Committee for Internal Control and Corporate Governance: responsibility over matters regarding transactions with related parties according to the specific Procedure on this subject and the task of high-level oversight regarding corporate social responsibility;

•

the Nomination and Remuneration Committee: responsibility over matters regarding the executive management succession and replacement process, as well as the task of formulating the proposal for allocating the total compensation established by the shareholders’ meeting among the entire board of directors.

(*)

The Committee had also included the director Ferdinando Falco Beccalli.

(**)

On September 29, 2011, the board of directors, having taken note of the resignation of the director Francesco Profumo, appointed the director Lucia Calvosa to replace him. The Committee continues to be composed of only independent directors.

(***)

On January 19, 2012, the board of directors appointed the director Massimo Egidi to replace the director Francesco Profumo.

Board of Statutory Auditors

The board of statutory auditors of Telecom Italia was elected by the shareholders’ meeting held on April 8, 2009 and will remain in office until the approval of the 2011 annual financial statements.

The board of statutory auditors is composed as follows:

Chairman	Enrico Maria Bignami
Acting Auditors	Gianluca Ponzellini
Lorenzo Pozza
Salvatore Spiniello
Ferdinando Superti Furga
Alternate Auditors	Silvano Corbella
Maurizio Lauri
Vittorio Giacomo Mariani
Ugo Rock

Independent Auditors

The shareholders’ meeting held on April 29, 2010 appointed the audit firm of PricewaterhouseCoopers S.p.A. to audit the Telecom Italia financial statements for the nine-year period 2010-2018.

Manager responsible for preparing the Company’s financial reports

Andrea Mangoni (Head of the Group Administration, Finance and Control & International Development Function) is the manager responsible for preparing Telecom Italia’s financial reports.

Macro-Organization Chart of the Telecom Italia Group at December 31, 2011

DEPUTY CHAIRMAN
ALDO MINUCCI
CHAIRMAN
FRANCO BERNABÈ
AUDIT
FEDERICO MAURIZIO D'ANDREA
STRATEGY
OSCAR CICCHETTI
LEGAL AFFAIRS
ANTONINO CUSIMANO
PUBLIC & REGULATORY AFFAIRS
FRANCO BRESCIA
EXTERNAL RELATIONS
CARLO FORNARO
ADMINISTRATION, FINANCE AND CONTROL & INTERNATIONAL DEVELOPMENT
ANDREA MANGONI
SECURITY
DAMIANO TOSELLI
DOMESTIC MANAGING DIRECTOR
MARCO PATUANO
TI MEDIA
GIOVANNI STELLA
TIM BRASIL
LUCA LUCIANI
TELECOM ARGENTINA
FRANCO BERTONE
DOMESTIC MEDIA
GIUSEPPINA CARLOTTA VENTURA
COMPLIANCE
FRANCESCA PETRALIA
QUALITY
GIUSEPPE ZAZA
HUMAN RESOURCES AND ORGANIZATION
ANTONIO MIGLIARDI
SUPPLY CHAIN & REAL ESTATE
STEFANO CIURLI
NATIONAL WHOLESALE SERVICES
ALESSANDRO TALOTTA
INNOVATION & INDUSTRY RELATIONS
CESARE SIRONI
CONSUMER
LUCA ROSSETTO
BUSINESS
PIETRO LABRIOLA
TOP CLIENTS & PUBLIC SECTOR
SIMONE BATTIFERRI
TECHNOLOGY
GIUSEPPE ROBERTO OPILIO
INFORMATION TECHNOLOGY
GIANLUCA PANCACCINI

Under General Disposition no. 557 dated February 8, 2012, the following report to the deputy chairman Aldo Minucci, as from the same date:

•

Audit entrusted to Federico Maurizio d'Andrea;

•

Compliance entrusted to the Group Compliance Officer Francesca Petralia;

•

IT & Security Compliance entrusted to Roberto Mazzilli.

Information for Investors

Telecom Italia S.p.A. Share Capital at December 31, 2011

Share capital (in euros)	10,693,628,019.25 euros
Number of ordinary shares (par value 0.55 euros each)	13,416,839,374
Number of savings shares (par value 0.55 euros each)	6,026,120,661
Number of Telecom Italia S.p.A. ordinary treasury shares	37,672,014
Number of Telecom Italia S.p.A. ordinary shares held by Telecom Italia Finance S.A.	124,544,373
Percentage of ordinary treasury shares held by the Group to total share capital	0.83%
Market capitalization (based on December 2011 average prices)	15,242 million euros

On August 2, 2011, under the broad-based employees share ownership Plan reserved for employees of Telecom Italia and the companies which it controls with headquarters in Italy, share capital was increased with the grant of 8,876,296 bonus ordinary shares, for a total par value of 4,881,962.80 euros, drawing from the specific profit reserve set up on April 12, 2011 by the ordinary session of the shareholders’ meeting.

Shareholders

Composition of Telecom Italia S.p.A. shareholders according to the Shareholders Book at December 31, 2011, supplemented by communications received and other available sources of information (ordinary shares):

The shareholders of Telco (Generali Group: 30.58%; Mediobanca S.p.A.: 11.62%; Intesa Sanpaolo S.p.A.: 11.62%; Telefónica S.A.: 46.18%) signed a Shareholders’ Agreement, relevant for Telecom Italia pursuant to Legislative Decree 58/1998, art. 122.

The description of the basic contents of the agreement is contained in the Report on the Corporate Governance and Share Ownership Structure, posted on the website: telecomitalia.com.

Major Holdings in Share Capital

At December 31, 2011, taking into account the results in the Shareholders Book, communications sent to Consob and the Company pursuant to Legislative Decree 58 dated February 24, 1998, art. 120 and other sources of information, the principal shareholders of Telecom Italia S.p.A.’s ordinary share capital are as follows:

Holder	Type of ownership	Percentage of ownership

Telco S.p.A.	Direct	22.39%
Findim Group S.A.	Direct	4.99%

Furthermore, the following companies, as investment advisory firms, notified Consob that they are in possession of Telecom Italia S.p.A. ordinary shares:

•

Blackrock Inc.: on May 20, 2010, for a quantity of ordinary shares which at December 31, 2011 is equal to 2.89% of total Telecom Italia S.p.A. ordinary shares;

•

Alliance Bernstein LP: on November 14, 2008, for a quantity of ordinary shares which at December 31, 2011 is equal to 2.06% of total Telecom Italia S.p.A. ordinary shares.

Common Representatives

•

The special meeting of the savings shareholders held on May 28, 2010 elected Emanuele Rimini as the common representative for three financial years (up to the approval of the financial statements for the year ended December 31, 2012).

•

By decree of March 26, 2009, the Milan Court appointed Francesco Pensato as the common representative of the bondholders for the “Telecom Italia S.p.A. Euro 1,250,000,000 5.375 per cent. Notes due 2019” (with a mandate for the three-year period 2009-2011).

•

By decree of March 7, 2011, the Milan Court appointed Enrico Cotta Ramusino as the common representative of the bondholders for the Telecom Italia S.p.A. 2002-2022 bonds at variable rates, open special series, reserved for subscription by employees of the Telecom Italia Group, in service or retired (with a mandate for the three-year period 2011-2013).

Annual Report on the Corporate Governance and Share Ownership Structure

The annual Report on the Corporate Governance and Share Ownership Structure is posted on the Company’s website at the following address: www.telecomitalia.com; section Corporate, channel Governance.

Shareholders’ meeting

The shareholders’ meeting is convened after the limit of 120 days, as permitted by art. 2364, paragraph 2 of the Italian Civil Code, in relation to the needs of consolidation.

Performance of the Stocks of the Major Companies in the Telecom Italia Group

Relative performance by Telecom Italia S.p.A.
1/1/2011 – 12/31/2011 vs. FTSE – Italia All-Share and DJ Stoxx TLC Index (*)

 (*) Chart based on Telecom Italia ord. price of EUR 0.9915 at 1/3/2011 - Stock market prices. Source: Reuters.

Relative performance by Telecom Italia Media S.p.A.
1/1/2011 – 12/31/2011 vs. FTSE - Italia All-Share and DJ Stoxx Media Index (*)

(*) Chart based on Telecom Italia Media ord. price of EUR 0.238 at 1/3/2011 - Stock market prices. Source: Reuters.

Relative performance by Tim Participações S.A.
1/1/2011 – 12/31/2011 vs. BOVESPA and ITEL Index (in Brazilian reais) (*)

 (*) Chart based on Tim Participações ord. price BRL 6.7059 at 1/3/2011 - Stock market prices. Source: Reuters.

Relative performance by Telecom Argentina S.A. (Class B ordinary shares)
1/1/2011 – 12/31/2011 vs. MERVAL Index (in Argentine pesos) (*)

 (*) Chart based on Telecom Argentina Class B price ARS 19.44 at 1/3/2011 - Stock market prices. . Source: Reuters.

Telecom Italia S.p.A. ordinary and savings shares, Tim Participações S.A. ordinary shares, Telecom Argentina S.A. Class B ordinary shares and Nortel Inversora S.A. Class B preferred shares are listed on the New York Stock Exchange (NYSE). The shares are listed through American Depositary Shares (ADS) representing, respectively, 10 Telecom Italia S.p.A. ordinary shares and 10 savings shares, 5 Tim Participações S.A. ordinary shares, 5 Telecom Argentina S.A. Class B ordinary shares and 0.05 Nortel Inversora S.A. Class B preferred shares.

Rating at December 31, 2011

	Rating	Outlook

STANDARD & POOR'S	BBB	Negative
MOODY'S	Baa2	Negative
FITCH RATINGS	BBB	Negative

In October, Standard & Poor’s and Fitch Ratings also downgraded the Outlook to “Negative”.

The downgrade of the Outlook from “Stable” to “Negative” principally reflects the rating agencies’ fear of the impact on business from a possible slowdown in the macroeconomic scenario in Italy, associated in part with the introduction of austerity measures by the government.

Related Party Transactions

In accordance with art. 5, paragraph 8 of Consob Regulation 17221 of March 12, 2010 concerning “related party transactions” and the subsequent Consob Resolution 17389 of June 23, 2010, there were no significant transactions entered into in 2011 as defined by art. 4, paragraph 1, letter a) of the aforementioned regulation or other transactions with related parties which had a major impact on the financial position or on the results of the Telecom Italia Group or Telecom Italia S.p.A..

Furthermore, there were no changes or developments regarding the related party transactions described in the 2010 report on operations which had a significant effect on the financial position or on the results of the Telecom Italia Group or Telecom Italia S.p.A. in 2011.

Transactions with related parties, when not dictated by specific laws, are usually conducted at arm’s length. Furthermore, the transactions are subject to an internal procedure (adopted by resolution of the Board of Directors on November 4, 2010, pursuant to the Regulation adopted by Consob with Resolution 17221/2010, which can be consulted on the Company’s website at the following address: www.telecomitalia.com., section Governance, channel governance system), which defines procedures and timing for verification and monitoring.

The information on related parties required by Consob Communication DEM/6064293 of July 28, 2006 is presented in the financial statements themselves and in the Note “Related party transactions” in the consolidated financial statements of the Telecom Italia Group and the separate financial statements of Telecom Italia S.p.A. at December 31, 2011.

Furthermore, a specific Group Steering Committee for Relations with Telefónica has been operational since the end of 2007. Its purpose, among other things, is to identify business areas and activities that could lead to possible industrial synergies between the two Groups and to devise the resulting plans to implement them. The internal working groups consequently set up for this purpose continue to work jointly to identify numerous areas of interest regarding:

•

the achievement of synergies, strictly speaking, especially in the areas of procurement, IT, technology and research and innovation, in which the common factor would be the experience and expertise of each of the two parties, with consequent possible improvements;

•

the sharing of best practices in the areas of specific processes or company services, aimed at improving performance in the respective domestic markets.

The program for industrial cooperation has already generated slightly more than 1.3 billion euros during the three years 2008-2010, confirming the initial value assigned to the project announced to the market in March 2008. The quota of the synergies benefitting Telecom Italia is equal to 55%.

Such collaboration will also continue during the next three years 2011-2013, with the aim of further synergies of a value comparable to that already achieved in the previous three years in part due to the ongoing extension of the activities now in progress and in part due to ever greater attention to innovative services and the alignment of technological platforms as well as the continuous improvement in their respective domestic performance by sharing best practices.

The operational sphere of the initiative would exclude the operations of the two groups in Brazil and Argentina.

In view of its strategic nature, as well as having considered the circumstance that Telefónica is a related party of Telecom Italia, the Committee for Internal Control and Corporate Governance has been called upon to monitor the manner in which the project is implemented, in light of the specific rules of conduct.

Endnotes

Net of capital expenditures requirements

Sustainability Section

Introduction

For the past 15 years, Telecom Italia has been publishing a Sustainability Report in which it analyses the Company's performance in respect of the stakeholders with whom it interacts on a daily basis.

As a demonstration of the importance attached to this subject, as of 2003, information and indicators regarding sustainability have been incorporated into the Report on operations, thus confirming the Group's intention to present financial and non-financial data together.

References and Governance

The Telecom Italia Group operates with the conviction that business activities must be conducted in a way that considers the expectations of stakeholders, in accordance with the principles established by internationally recognised standards. In defining and implementing its sustainability strategies and programmes, the Group makes reference to the guidelines issued by the main international Corporate Responsibility guidance and standardisation organisations.

In 2002, Telecom Italia signed up to the principles of the main point of reference at the global level, that is, the Global Compact, which was launched in 2000 by the UN to promote the protection of the environment, respect for human rights and working standards, and anti-corruption practices.

The Sustainability Management System also takes into account the principal reference regulations and international standards:

•

European Commission directives, recommendations and communications;

•

the OCSE guidelines directed at multinational enterprises;

•

ISO9000 and ISO14000 quality and environmental management system certifications;

•

principles of the International Labour Organization (ILO) Conventions on respecting the fundamental rights of workers;

•

the Social AccountAbility 8000 standard (SA8000), aimed at promoting respect for human rights and working conditions by companies and their supply chains;

•

AA1000 AccountAbility Principles Standard (APS 2008) drawn up by AccountAbility, an international organisation which promotes collaboration between stakeholders, and lays down standards and guidelines on matters of sustainability. The APS 2008 standard establishes the principles a company must respect in order to define itself as accountable;

•

ISO26000 guidelines presented at the end of the year for private and public organisations of all sizes.

Since 2009, the Committee for Internal Control and Corporate Governance has been supervising sustainability activities in general, including projects conducted by the Telecom Italia Foundation, to ensure they are consistent with the Group's ethical values.

Placement in the indexes

Sustainability indexes are stock indexes in which securities are selected not only on the basis of economic-financial parameters but also in the light of social and environmental criteria. The selection process is carried out by specialised agencies that assess companies on the basis of publicly available information or questionnaires, taking account of opinions expressed by the media and stakeholders. Inclusion in these indexes is of strategic importance to companies because of the positive effects on their reputation and because, in addition to the pension funds and ethical funds, an ever increasing number of investors favour sustainable companies, considering them to be less risky and more promising in the medium to long term.

Taking part in the process of evaluation is, moreover, a timely moment for reflection within the company on the results achieved. The suggestions of the rating agencies at the end of the process are taken into consideration when planning improvement actions in the future.

In 2011, for the eighth year in a row, Telecom Italia has been confirmed in both categories of the Dow Jones Sustainability indexes:

•

the Dow Jones Sustainability World Index (DJSI World), which includes 341 components;

•

the Dow Jones Sustainability Europe index (DJSI Europe), consisting of 172 European components, and the respective Eurozone index, consisting of 97 components in the Euro area.

Since the inception of the Financial Times Stock Exchange for Good (FTSE4Good) series, Telecom Italia has been present in all the major indexes:

•

FTSE4Good Global (719 components);

•

FTSE4Good Europe (284 components);

•

FTSE4Good Environmental Leaders Europe, which includes 40 components selected from the FTSE4Good Europe on the basis of the results achieved on matters of environmental protection.

Telecom Italia is also included in the following indexes:

•

Advanced Sustainable Performance Index (ASPI) Eurozone, consisting of 120 components;

•

Ethibel Sustainability Indexes (ESI):

–

Excellence Europe, comprising 199 components;

–

Excellence Euro, consisting of 114 components;

–

Excellence Global, comprising 121 components.

•

MSCI ESG Indexes:

–

MSCI WORLD ESG INDEX, consisting of 795 components;

–

MSCI WORLD formerly USA ESG INDEX, consisting of 482 components;

–

MSCI EAFE ESG INDEX, consisting of 433 components;

–

MSCI EUROPE ESG INDEX, consisting of 227 components.

•

ECPI Indexes:

–

ECPI Ethical Global Equity, consisting of 300 components;

–

ECPI Ethical Euro Equity, consisting of 150 components;

–

ECPI Ethical EMU Equity, consisting of 150 components.

•

AXIA Sustainable Index (ASI), consisting of 40 components.

Tim Participações had its position confirmed in the ISE (Índice de Sustentabilidade Empresarial) index managed by BM&F Bovespa (the São Paolo stock exchange), together with the Brazilian Environment Ministry and other financial and sustainability organisations. The index consists of 38 components that have achieved the highest sustainability scores, selected on the basis of a questionnaire submitted to the 182 most traded companies on the BM&F Bovespa.

Communication of non-financial performance

In the context of the Alliance between the European Commission and companies launched in March 2006 with the aim of turning Europe into a centre of excellence in CSR, a “Sustainability and non-financial performance evaluation" laboratory has been set up, of which Telecom Italia has been a co-leader.

Following a widespread consultation process involving companies, investors, academics, representatives of the European Commission and stakeholders in Italy and abroad, the laboratory launched an advanced non-financial performance communication model based on six priority areas (human capital, customer relations, community, innovation, environment and corporate governance) in which companies and investors are both interested. Therefore, the high quality reporting of non-financial information by companies on these subjects would be valued by the financial markets and taken into consideration in the assessment of investments. For further information, see the website launched by the laboratory, investorvalue.org.

During 2011, the laboratory's work continued in the context of a collaborative venture project launched by CSR Europe and EABIS (European Academy for Business in Society), in which Telecom Italia plays a leading role together with other big companies and international organisations.

The project has the dual purpose of:

•

identifying a small number of sustainability key performance indicators shared with the financial community (analysts, asset managers, banks and funds);

•

sharing the best practice used by companies to measure and manage non-financial performance.

For further information, see the sustainability section of the telecomitalia.com website and the Enterprise 2020/Priority topics 2011 – 2013 section of the csreurope.org website.

Reporting

Scope and criteria

In accordance with the principle of materiality, and unless otherwise stated (see the Human Resources chapter), the sustainability report covers only subsidiaries with revenue greater than 300,000 Euro and more than 40 employees which are included in the Telecom Italia’s Financial Statements, (excluding discontinued companies and non-current assets held for sale).

The Business Units referred to in the tables, unless otherwise stated, are:

•

Domestic: telecommunication services and infrastructure and other associated activities carried out in Italy

•

Brazil: services and activities of Tim Brasil

•

Argentina: services and activities of the Telecom Argentina Group

•

Media: activities of the Media Group

•

Olivetti: activities of the Olivetti Group

In accordance with the triple bottom line(*) approach, the company's economic and financial data has to be analysed and represented together with the environmental and social results. Only an overall analysis of company performance including all three dimensions can provide stakeholders with comprehensive information and allow their interests to be balanced in a way that guarantees the success and survival of the company in the medium and long term. For this reason, the Group has included sustainability data in the Consolidated Financial Statements since 2003, pre-empting the implementation of European Directive 51/2003, which was transposed in Italy by Legislative Decree No. 32 of February 2, 2007.

The Sustainability Report is based on a multi-stakeholder approach involving the joint analysis of actions taken in respect of the main stakeholders with whom the Company interacts. It is drawn up on the basis of a system of around 200 Key Performance Indicators (KPIs) relating to all the areas in which the Company has a major impact and measuring its capacity to respond as well as the degree to which it has achieved the established objectives. The KPIs are defined on the basis of:

•

the analysis of the Global Reporting Initiative (GRI), an international organisation which has developed universally applicable guidelines for drawing up sustainability reports that facilitate comparisons between companies;

•

the demands of stakeholders;

•

the questionnaires sent out by the leading rating agencies for the purpose of admission to the stock market sustainability indexes;

•

the experience gained over the 15 years during which the Company has performed this activity.

The KPIs are managed on the CPM system, a dedicated application used also for the management of financial data.

The AA1000 standard

The Sustainability Report is based on the AA1000 AccountAbility Principles Standard (APS) 2008, adopted as of the 2009 Financial Statements, and set out below:

•

inclusivity: identification of the stakeholders and their expectations, and the development of strategies of involvement aimed at improving the Company's sustainability performance;

•

materiality: identification of the important issues for the organisation and its stakeholders;

•

responsiveness: a description of the initiatives carried out by the Company to meet the expectations of stakeholders.

The adherence of Telecom Italia's financial statements to the AA1000 standard is verified by the PricewaterhouseCoopers auditing company.

Economic value generated and distributed

The economic value generated and distributed to stakeholders is shown below(1). Since 2008, the method of presentation recommended by the Global Reporting Initiative (GRI) has been adopted, with appropriate adaptation.

Telecom Italia Group – economic value generated and distributed

(million euros)	2011	2010

Direct economic value generated
a) Total revenue and operating income	30,256	27,826
b) Interest payable and dividends paid	196	117
c) Net gains (losses) on disposals of non-current assets	3	11
d) Direct economic value generated (a+b+c)	30,455	27,954
Economic value distributed
e) Operating costs	13,744	12,193
f) Employee costs	3,917	4,021
g) Shareholders and providers of capital	3,305	3,206
h) Taxes and duties	1,814	1,458
i) Economic value distributed (e+f+g+h)	22,780	20,878
Economic value retained (d-i)	7,675	7,076

(million euros)	2011	2010

Wages and salaries	2,788	2,615
Social security costs	993	931
Provisions for employees’ severance and retirement	(77)	52
Other expenses	213	423
Employee costs	3,917	4,021

(million euros)	2011	2010

Acquisition of external goods and services	12,842	11,371
Other operating costs(*)	1,527	1,234
Change in inventories	(56)	135
Internally generated assets	(569)	(547)
Operating costs	13,744	12,193

(*)

Mainly includes write-downs and charges connected to the management of non-financial credits of 533 million euros (478 million euros in 2010), accruals for risks of 128 million euros (80 million euros in 2010), and contributions and fees for the performance of Tlc activities of 675 million euros (484 million euros in 2010) net of “Other taxes and duties” of 349 million euros (200 million euros in 2010) included in the item “Taxes and duties”.

(million euros)	2011	2010

Dividends distributed	1,257	1,064
Interest payable	2,048	2,142
Shareholders and providers of capital	3,305	3,206

(million euros)	2011	2010

Income taxes	1,465	1,258
Indirect taxes and duties	349	200
Taxes and duties	1,814	1,458
regarding Italian activities	1,177	1,240
regarding activities abroad	637	218

Customers

Customer satisfaction

Customer listening at Telecom Italia

Telecom Italia has developed a customer listening model which enables the assessment of both service quality and customer experience resulting from the possible different type of contacts with Telecom Italia: these range from the most recent contacts (e.g. the activation of an ADSL line, a request for information or the reporting of a fault) to the overall customer perception built over time. The results are used to continuously improving our performance with the aim of providing products and services that are ever more responsive to customer needs.

In 2011, the listening system was extended and structured into 6 areas:

•

operational processes/events: in order to monitor the fundamental operational processes (delivery, assurance, sales, technical and commercial support, etc.);

•

touch points: monitoring of the various customer contact channels and occasions (e.g. points of sale, billing, customer care and web);

•

key products and services: e.g. fixed and mobile broadband, smartphones, etc.;

•

lifecycle: monitoring of fundamental relationship events ( between customer and operator;

•

intangible issues that have a cross-cutting impact on customer satisfaction (e.g. innovation);

•

 "reflective" surveys: these are based on the customer's overall perception and are not connected with a specific event. The indicator used in this kind of survey is the Customer Satisfaction Index (CSI). The CSI allows international statistical standards (ACSI model) to be used to measure customer perception of the main satisfaction drivers in the different type of customers of Telecom Italia (fixed consumer, mobile consumer, fixed business , mobile business, top clients, public sector) and the similar services provided by leading competitors.

During 2011, a new CSI measurement model was introduced that takes further dimensions into account (e.g. socio-cultural variables, local context, etc.). In December 2011, Telecom Italia obtained a Certificate of Conformity of its Customer Satisfaction Index (CSI) measurement process with the requirements of the UNI 11098-2003 standard (Guidelines for determining Customer Satisfaction and for measuring the respective process indicators).

The CSI values of Telecom Italia by type of customer are shown below. The 2010 data have therefore been recalculated in order to make them comparable to 2011.

Customer type(*)

	2011	2010
CONSUMER	74.24	73.86
BUSINESS	62.98	62.10
TOP CLIENTS	68.40	67.19
PUBLIC SECTOR	71.91	71.34
TOTALS	70.86	70.38

(*)

Average satisfaction is measured on a scale of 0-100, where 0 means “not at all satisfied” and 100 means “completely satisfied”.

The information in the following table refers to the annual average value of customer satisfaction concerning customer care, measured in the "reactive" surveys for Telecom Italia S.p.A.

Type of customer care customer

	Overall satisfaction(*)
	2011	2010
187 consumer fixed telephony	8.32	7.39
119 consumer mobile telephony	8.56	8.33
191 business fixed telephony	7.06	6.72
191 business mobile telephony	7.13	6.47

(*) Average satisfaction on a scale of 1-10, where 1 means “not at all satisfied” and 10 means “completely satisfied”.

Customer satisfaction within the managerial incentives scheme

Among the targets set for all the managers included in Telecom Italia’s short term managerial incentives scheme there are also those linked to customer satisfaction, in line with the business plan for the period. The targets are measured on the basis of customer satisfaction indexes monitored by means of periodic "reflective" surveys: the overall CSI for the Company and the specific customer satisfaction indexes per customer type.

Additional targets are set for particularly critical processes and activities (commercial and technical front-end) based on quality parameters measured by "reactive" surveys.

Customer satisfaction within collective incentives schemes

Also Telecom Italia’s collective incentives schemes include a target linked to customer satisfaction. In particular, the performance-related pay award for employees not covered by an individual incentive scheme, incorporates both the overall customer satisfaction target across the whole Company and specific targets for the organisational structures responsible for different customer categories.

Suppliers

General matters

The selection, assessment and control of Telecom Italia Group’s suppliers, for high risk procurement sectors, involves a pre-contractual qualification stage in which the economic/financial and technical/organisational characteristics are assessed. The positive evaluation of these characteristics allows inclusion in the Group’s Register of Vendors. The Group requires every supplier to make a commitment, for themselves and their authorised sub-contractors, collaborators and employees, to observe the principles of ethics and conduct included in the Group’s Code of Ethics.

Registered companies which have received purchase orders normally undergo checks during the supply period, including incoming quality control (mandatory for acceptance and use of the purchased goods) and monitoring of the vendor rating (systematic assessment of the supply).

Main sustainability initiatives

•

The process that establishes the activities aimed at improving the social responsibility of the supply chain has been redesigned by introducing a more comprehensive system of elements used to assess the sustainability of suppliers during the qualification stages, incoming quality and vendor rating.
The most significant aspects of the process include:

–

the creation of a self-assessment questionnaire for new suppliers during the qualification phase. The questionnaire was developed according to best industry practice and the main requirements of the relevant standards for responsible corporate management relating to ethical values and safeguarding the environment, including SA8000, Global Compact and ISO14000;

–

the classification of suppliers based on the potential risks associated with their sustainability performance, using a specific method that considers the socio-environmental and business continuity aspects of the procurement markets to which the suppliers belong. Suppliers in the higher risk classes undergo Corporate Social Responsibility (CSR) audits.

•

In December 2011, ISO9001:2008 certificate of conformity of the “Quality Management System” was confirmed for the Group's Supply Chain & Real Estate department, with specific recognition for the initiatives taken in the field of sustainability. The certification required 27 Department processes to be mapped, identifying 155 performance indicators that allow the administration of services provided to internal clients and suppliers to be monitored and improved. Furthermore, the ISO14001 certification was confirmed for the service unit Facility and Real Estate and Infrastructure Acquisitions activities.

•

Application continued of the green procurement policy established in 2009, which contains guidelines for establishing the environmental requirements of products and services purchased.

The policy covers all stages of the product life: design, production, use and end of life.

Published on the supplier portal of Telecom Italia and in the sustainability section of the telecomitalia.com website, the document contributes to orienting purchasing policies towards low environmental impact products and services.

Sustainability checks

Activities continued aimed at verifying the CSR of common suppliers and sub-suppliers, as required by the Memorandum of Understanding (MOU) signed by Telecom Italia, France Telecom and Deutsche Telekom at the end of 2009. Belgacom, KPN, Swisscom and Vodafone have also subsequently signed up to the Memorandum.

Thanks to the new members, the verification activities now cover 55 production sites located in Asia, Central and South America, North Africa and Eastern Europe. During 2010-2011, 33 audits were carried out by specialised international companies, selected by competitive tender, covering approximately 155,000 workers.

Involvement initiatives

For the fifth year in a row, the Group’s main suppliers have been involved in satisfaction surveys regarding the Supply Chain & Real Estate department and, more generally, Telecom Italia. The online questionnaire, consisting of 27 questions, remained active for 3 weeks. The survey involved 1,132 suppliers with a 48% response rate. The overall assessment of the supply relationship with the Telecom Italia Group achieved a score of 73/100, which is consistent with 2010, thus confirming the improvement recorded in the last survey and the generally positive trend in the level of satisfaction recorded since 2008. The analysis of the satisfaction level shows an upward trend in the percentage of suppliers who state they are ”satisfied” or ”very satisfied”.

The two e-communities set up in previous years for suppliers in the civil infrastructure and network operations sectors, aimed at improving dialogue mainly regarding social and environmental sustainability, remain active.

The activities of the e-communities mainly take place through a platform known as “TelecHome”. Developed in Web 2.0 logic, it contributes to the exchange of information and experiences within the e-communities, in order to:

•

integrate the best operational practices on specific issues;

•

publish the results obtained, in terms of the environmental/social certifications attained;

•

support voting campaigns on various initiatives.

The Environment

Environmental performance

The information regarding environmental performance has been drawn from management data, some of which are estimated.

The environmental performance data given below cover energy, atmospheric emissions, water, paper, waste and electromagnetic emissions.

Energy

Energy consumption by Telecom Italia S.p.A. and the Group is presented according to the guidelines proposed by the Global Reporting Initiative (GRI – G3 guidelines) regarding direct consumption for heating and transport (Scope1 according to the GreenHouse Gas Protocol(2)) and indirect consumption for the purchase and use of electricity (Scope2).

Heating systems

			Changes %
		Telecom Italia S.p.A. 2011	2011 vs 2010	2011 vs 2009

Energy generated by heating oil	MJ	120,177,570	3.12%	6.37%
Energy generated by methane	MJ	437,290,915	0.25%	(36.54%)
Total energy for heating	MJ	557,468,485	0.86%	(30.49%)

Heating systems

			TI Group breakdown by Business Unit (%)
		TI Group 2011	Domestic	Brazil	Argentina	Media	Olivetti

Total energy for heating	MJ	689,155,125	87.85%	0.00%	3.71%	0.44%	8.00%

The data in the table relating to Telecom Italia S.p.A. show that, compared to 2010, consumption for heating has remained essentially unchanged and that, as noted last year, consumption has been falling significantly since 2009, when the big cogeneration plants came into service. These plants produce heat and electricity at the same time in a number of Data Processing Centres (DPCs), leading to a reduction in the purchase of fossil fuels used exclusively to heat working environments. In Brazil, the climate makes it unnecessary to heat indoor premises while in Argentina heating is necessary only for a few months in the coldest areas of the country.

Vehicles

			Changes %
		Telecom Italia S.p.A. 2011	2011 vs 2010	2011 vs 2009

Unleaded petrol consumption	l	2,081,298	(46.02%)	(60.99%)
Diesel consumption	l	17,526,407	(2.38%)	(0.86%)
LPG consumption	l	238,606	(*)	(*)

Total energy for transport(†)	MJ	699,138,479	(8.53%)	(12.84%)

(*)

The amount of LPG used in 2009 and 2010 was negligible and was not recorded.

(*) Represents conversion into MegaJoules of the consumption of unleaded petrol, diesel and LPG expressed in litres.

Number of vehicles and distance travelled(3)

			Changes %
		Telecom Italia S.p.A. 2011	2011 vs 2010	2011 vs 2009

Total number of company vehicles	no.	19,243	(3.33%)	(8.66%)
Number of low-emission vehicles(†)	no.	18,968	(3.34%)	(8.75%)
Total distance travelled	Km	306,714,162	(4.16%)	(0.64%)

(*)

Euro4 or higher standard vehicles fuelled by unleaded petrol, diesel and LPG, electric vehicles or vehicles running on other fuels with comparable or lower emissions.

At Telecom Italia S.p.A., the significant containment of energy consumption for transport is due partly to the reduction in the distance travelled and partly to the greater efficiency achieved in managing the fleet of vehicles.

Number of vehicles and distance travelled(*)

			TI Group breakdown by Business Unit (%)
		TI Group 2011	Domestic	Brazil	Argentina	Media	Olivetti

Total number of vehicles	no.	23,901	81.59%	3.30%	13.85%	0.38%	0.88%
Total energy consumed	MJ	956,252,389	74.36%	4.43%	19.01%	0.74%	1.46%
Total distance travelled	Km	386,246,821	80.60%	3.54%	14.00%	0.64%	1.22%

Consumption figures for electricity used to operate telecommunication and civil/industrial plants follow.

Electricity procured and produced

			Changes %
		Telecom Italia S.p.A. 2011	2011 vs 2010	2011 vs 2009

Electricity from mixed sources(*)	kWh	1,896,664,295	(6.28%)	(9.40%)
Electricity from renewable sources	kWh	37,032,133	(7.91%)	(13.79%)
Total electricity	kWh	1,933,696,428	(6.31%)	(9.49%)

(*)

Electricity purchased from mixed sources is equal to 1,813 GWh approximately. Self-produced electricity from mixed sources is equal to 84 GWh approximately and refers to the co-generation plants, with an associated consumption equal to 22 million m3 of methane. The production of electricity from continuous generators (not shown in the table) is estimated to be around 3 GWh.

Electricity procured and produced

			TI Group breakdown by Business Unit (%)
		TI Group 2011	Domestic	Brazil	Argentina	Media	Olivetti

Total electricity	kWh	2,743,240,667	72.03%	12.67%	13.76%	0.89%	0.65%

Energy saving and network efficiency improvement initiatives led to a significant reduction in overall electricity consumption of over 6%. During 2011, energy efficiency and optimisation of consumption initiatives primarily related to:

•

adoption of the most modern and efficient technological solutions for TLC platforms and servers installed in Data Centres, including the concentration and virtualisation of machines(4);

•

introducing innovative mobile network system technologies in order to improve performance in terms of transmission capacity and allow new services to be introduced that significantly reduce energy consumption;

•

rationalising and optimising air conditioning systems, particularly by segregating environments depending on their different temperature requirements, and increasing the average operating temperatures of telephone exchanges, servers and Radio Base Stations (RBSs);

•

modernising of AC/DC conversion equipment through the introduction of technological solutions that guarantee better performance;

•

maintaining the efficiency of the fixed traditional switching network and the data networks;

•

installing time switches to turn off the lighting systems;

•

the targeted use of Full Free Cooling(5) technologies and other low environmental impact systems characterised by reduced energy consumption in cooling systems;

•

additional use of remote metering systems via sensor to cover around 25% of the company's energy use in 2011 (with a plan for further increases to achieve remote metering of around 50% of consumption in 2012);

•

 energy efficiency audits at Telecom Italia's most important sites in terms of energy consumption and consequent adoption of improvement actions;

•

sharing of technological sites thanks to co-siting agreements(6) leading to energy savings of around 30%.

The following initiatives were carried out in 2011 regarding the use of non-traditional or alternative and experimental new technologies:

•

cogeneration/trigeneration: 5 large systems are in operation in four Data Centre sites (Rozzano, Padua, Bologna and 2 in Pomezia) and energy requirements are fulfilled by a trigeneration system (power generation, heating and cooling system) which, together with the traditional supply systems, allows energy savings of around 30%;

•

building of small scale cogeneration plants fuelled by methane with an electrical output of 120 kWe. 5 additional systems have been completed at industrial sites to join the 12 systems already producing electricity and heat;

•

wind/photovoltaic power: at 8 RBSs situated in areas characterised by favourable environmental and meteorological conditions, which were previously powered by diesel generators, a supplementary mixed wind and photovoltaic supply has been installed (3 to 6 kW wind power generator and 5 kWp photovoltaic panels). Similar work is taking place at a further 5 RBSs and data analysis is continuing in order to identify additional suitable sites;

•

building of geo-cooling(7) systems at three medium-sized telecommunication exchanges to provide air conditioning for the equipment rooms, replacing the traditional cooling units and with a view to making wider use of the technology across the territory;

•

commissioning of a further 52 energy backup systems with hydrogen fuel cells instead of the traditional lead battery systems, joining the 137 already in operation. The introduction of this equipment has allowed the purchase and subsequent disposal of traditional batteries containing approximately 160 tonnes of lead to be avoided. Lifecycle assessments show a benefit to the environment in terms of CO2 not emitted of around 60 tonnes.

A number of projects were launched in 2011 to obtain energy efficiency certificates (white certificates) with a value of 270,000 TOEs (Tonnes of Oil Equivalent) saved over five years. These certificates, which can be traded on the electricity market, have a unit value of 100 euros per TOE not used.

At Telecom Argentina, an interdisciplinary energy committee was set up that meets on a quarterly basis in order to analyse energy consumption and determine rationalisation strategies.

To this end, the methodical monitoring of consumption at each individual plant, using measurement and monitoring instruments with wireless technologies and remote sensors (Kaleidos project), and the preventive maintenance carried out to ensure that any corrective actions required can be quickly identified, are extremely important.

In the city of Rosario, the first green contact centre has been inaugurated and is currently in progress the process of obtaining its LEED (Leadership in Energy and Environmental Design) certification. The building has been designed and built according to green building standards and includes state-of-the-art technologies in its customer contact infrastructure and equipment.

Atmospheric emissions

Greenhouse gas emissions by Telecom Italia and the Group consist almost exclusively of carbon dioxide and are due to the use of fossil fuels for heating, transport, electricity generation, purchase of electricity produced by third parties and staff travel (for business trips and commuting between home and work). In addition to these, dispersals of hydrochlorofluorocarbons and hydrofluorocarbons (HCFC and HFC) from air conditioning systems are also considered and converted into kg of CO2 equivalent.

As with the classification of power consumption, for atmospheric emissions use is made of the Global Reporting Initiative - GRI Version 3 - guidelines, which refer to the definitions of the GHG Protocol, distinguishing between direct emissions (Scope1: use of fossil fuels for vehicles, heating, power generation), indirect emissions (Scope2: purchase of electricity for industrial and civil use) and other indirect emissions (Scope3).

Unless otherwise stated, the atmospheric emissions recorded in this Report have been calculated based on the latest coefficients made available by the GHG Protocol(8); emissions in previous years have been recalculated based on these coefficients in order to allow comparison.

Atmospheric emissions

			Changes %
		Telecom Italia S.p.A. 2011	2011 vs 2010	2011 vs 2009

CO2 emissions from transport	kg	52,018,660	(8.43%)	(12.47%)
CO2 emissions from heating	kg	32,738,582	1.03%	(28.60%)
Emissions of CO2 equivalents for HCFC/HFC(*) dispersals	kg	21,508,900	(19.81%)	(26.81%)
CO2 emissions from electricity generation by cogeneration	kg	40,975,696	36.21%	213.87%
CO2 emissions from electricity generation using diesel	kg	2,261,181	(15.23%)	(37.79%)
Total direct emissions of CO2 - under Scope1 GRI	kg	149,503,019	0.48%	(1.23%)
CO2 emissions from purchases of electricity generated by mixed sources	kg	722,386,641	(7.50%)	(12.29%)
Total indirect emissions of CO2 - under Scope2 GRI	kg	722,386,641	(7.50%)	(12.29%)
CO2 emissions from work-home commuting(†)	kg	55,843,288	(6.81%)	(14.72%)
CO2 emissions from air travel(‡)	kg	9,942,526	(0.61%)	(16.14%)
Total other indirect emissions of CO2 - under Scope3 GRI	kg	65,785,814	(5.93%)	(14.93%)
Total CO2 emissions	kg	937,675,474	(6.20%)	(10.89%)

(*)

Hydrochlorofluorocarbons (HCFC) and hydrofluorocarbons (HFC), in terms of equivalent CO2 emissions are determined by reference to specific Global Warming Potential (GWP) parameters for the two gases: the index is based on a relative scale that compares the gas considered with an equal mass of carbon dioxide with a GWP of 1. The GWP of HCFC used was 1,780 and that of HFC was 1,300. In 2009, however, a single parameter was used without differentiating between the types of gas dispersed.

(†)

In determining the impact of home-work commuting, reference is made to statistical data produced on the company's personnel.

(‡)

Air travel emissions were calculated based on the individual journeys actually made and the coefficients suggested by the GHG Protocol depending on the short or long term duration of each individual journey.

Atmospheric emissions

		TI Group breakdown by Business Unit (%)
		TI Group 2011	Domestic	Brazil	Argentina	Media	Olivetti

Total CO2 emissions – under Scope1 GRI	kg	177,807,364	86.08%	2.14%	9.06%	0.44%	2.28%
Total CO2 emissions – under Scope2 GRI	kg	963,547,634	76.72%	1.05%	20.97%	1.01%	0.25%
Total other CO2 emissions – under Scope3 GRI	kg	96,316,630	75.98%	8.04%	15.44%	0.22%	0.32%
Total CO2 emissions	kg	1,237,671,628	78.00%	1.75%	18.83%	0.87%	0.55%

Atmospheric emissions by Telecom Italia S.p.A. are falling significantly in overall terms. The following are a number of considerations on how individual items contributed to the achievement of the overall result:

•

reduction of emissions due to lower consumption by vehicles;

•

reduction of equivalent CO2 emissions, relating to the dispersal of HCFC and HFC used in air conditioning systems, due to the adoption of more meticulous methods for preventing leaks and the replacement of these gases with lower environmental impact solutions;

•

an increase in emissions attributable to cogeneration, resulting from the company’s decision to invest more in this technology, with financial and environmental benefits. The increase is in any case offset by the lower amount of power purchased from the grid, which overall has led to a positive balance being achieved in terms of emissions;

•

reduction of emissions from diesel electricity generators in situations where the electricity distribution network is unavailable;

•

reduction of emissions resulting from electricity consumption;

•

reduction of emissions from business air travel by employees due to a reduction in the number of trips, resulting in particular from the greater use of video-conferencing.

Water

Water consumption

			Changes %
		Telecom Italia S.p.A. 2011	2011 vs 2010	2011 vs 2009

Consumption of water drawn from artesian wells	m3	53,858	(20.50%)	(36.80%)
Consumption of water provided by water supply companies	m3	4,300,000	(0.97%)	(1.61%)
Total water consumption	m3	4,353,858	(1.27%)	(2.28%)

Water consumption

			TI Group breakdown by Business Unit (%)
		TI Group 2011	Domestic	Brazil	Argentina	Media	Olivetti

Consumption of water drawn from artesian wells	m3	944,003	5.70%	0.00%	0.00%	0.01%	94.29%
Consumption of water drawn from supply companies	m3	6,528,173	67.92%	2.73%	28.70%	0.35%	0.30%
Total water consumption(*)	m3	7,472,176	60.06%	2.39%	25.07%	0.31%	12.17%

(*) The data of the Argentina BU was estimated on the basis of invoices received.

Paper

Paper purchased

			Changes %
		Telecom Italia S.p.A. 2011	2011 vs 2010	2011 vs 2009

paper purchased for office use	kg	413,578	(21.92%)	(35.16%)
paper purchased for commercial use	kg	1,551,076	(5.61%)	(23.18%)
Total paper purchased	kg	1,964,654	(9.59%)	(26.05%)

Purchases of paper for office and commercial use (telephone bills) continue to be directed at product types that meet the highest environmental standards based on the responsible management of forests according to the Forest Stewardship Council (FSC, see fsc.org) requirements.

With regard to the working environment, consumption has been rationalised by the awareness-building work on rationalising use and by the printing on demand project which provides for the use of shared high performance printers.

As regards paper purchased for commercial use, activities continued for the purpose of achieving an overall reduction in consumption, particularly by promoting the use of electronic invoices and statements among customers. This allowed over 92 tonnes of paper to be saved, as well as reducing the production of CO2 associated with delivery of the packages.

The collection of sorted waste in offices, organised in all the company's office premises, allowed 21,670 tons of paper to be sent for recycling during 2011.

Telecom Argentina is also focusing on digital billing, which currently covers around 5% of customers and allows the company to avoid printing and sending out around 150,000 documents for each billing cycle.

Paper for office use

		TI Group breakdown by Business Unit (%)
		TI Group 2011	Domestic	Brazil	Argentina	Media	Olivetti

Non-recycled paper purchased	kg	255,828	1.03%	2.47%	96.50%	0.00%	0.00%
Recycled paper purchased	kg	63,072	0.00%	100.00%	0.00%	0.00%	0.00%
FSC certified paper purchased	kg	473,003	93.59%	1.34%	0.00%	2.96%	2.11%
Total paper purchased for office use	kg	791,903	56.23%	9.56%	31.18%	1.77%	1.26%

Waste

The data shown in the table refer to the quantity of waste consigned(9) and recorded by law(10).

Waste consigned (*)

			Changes %
		Telecom Italia S.p.A. 2011	2011 vs 2010	2011 vs 2009

Hazardous waste	kg	5,747,941	6.26%	(8.30%)
Non-hazardous waste	kg	12,406,059	12.28%	7.54%
Total quantity of waste	kg	18,154,000	10.30%	1.96%
Waste for recycling/recovery	kg	17,345,326	15.16%	7.13%
Ratio between the amount of waste recycled/recovered and the total waste	%	95.55%	4.41%	5.07%

(*)

The data does not include telephone poles because these are not disposed of as ordinary waste but under the framework agreement signed in 2003 with the Ministry of the Environment, the Ministry of Production Activities and the production and recovery companies, subject to the favourable opinion of the conference of State-Regions-Autonomous Provinces. In 2011, Telecom Italia decommissioned 160,861 poles weighing a total of 12,868,880 Kg.

Waste consigned

			TI Group breakdown by Business Unit (%)
		TI Group 2011	Domestic	Brazil	Argentina	Media	Olivetti

Total waste consigned(*)	kg	20,583,186	89.89%	4.49%	2.36%	0.69%	2.57%

(*)

For comparison purposes among the Business Units, the data of the Telecom Argentina BU doesn’t include decommissioned telephone poles (kg 16,146,750 in 2011) although these have been consigned and are not managed separately from other waste. Furthermore, the figure has not been calculated on the basis of estimated data, and only includes recorded waste.

Waste data varies over time according to the quantities and types delivered to the companies contracted to treat it. The most important item of data for Telecom Italia's purposes is the ratio between waste produced and consigned for recycling/recovery, which has improved significantly compared to the two previous years.

Ministerial Decree No. 65 of March 8, 2010 (published in the Gazzetta Ufficiale on May 10, 2010) implemented the collection of Waste Electrical and Electronic Equipment (WEEE) by all Telecom Italia sales channels as of June 18, 2010. As required by the legislation, Telecom Italia and all its sales channels have been registered as "Distributors" in the National Register of Environmental Managers and management procedures have been adapted to comply with the legislation.

In 2011 Telecom Italia has regenerated a large number of its own devices (including 121,644 modems, 640 set top boxes for IPTV, 35,900 fixed line telephony products and 150,679 other materials related to technical logistics). This activity has a dual purpose: to help reduce WEEE while generating an economic benefit derived from not purchasing new equipment. The savings have thoroughly covered the regeneration costs of these products.

For ADSL (home gateway) modems, a review has been carried out of the reconditioning and disposal processes in the event of a fault or at the end of their useful life, in order to reduce the environmental impacts of these stages but also to identify solutions that improve the choice of materials and the methods for dismantling future products. Part of this analysis has already been used to build the new Telecom Italia Wi-Fi N modem, which inaugurated the new range of ”green” products in 2011. Around half a million of these modems were sold in 2011.

An awareness-building campaign is taking place at Telecom Argentina urging customers to deliver their used mobile phone batteries to retail outlets. An agreement with a specialised company allows the lithium, cobalt and nickel contained in the appliances to be recovered and re-introduced as materials in the production cycle under conditions that are completely safe for the environment.

Electromagnetic emissions

The actions of the Telecom Italia Group on the subject of electromagnetic emissions are essentially:

•

careful and proper management of its equipment during its entire life cycle, in compliance with current regulations and internal standards of efficiency and safety;

•

deployment of, and constant research into, the latest technological instruments for checks and controls.

Systematic monitoring has continued of the levels of electromagnetic emissions in the installations of La7, MTV and Telecom Italia Media in order to guarantee that legal limits are respected and high safety standards are maintained. For the Telecom Italia Media Group in particular, such monitoring is related to electromagnetic field levels for protection of the population and the levels of exposure of workers. According to the checks carried out in Italy, the electromagnetic emissions generated by La7 and MTV are well within legal limits.

Similar attention is paid to the emissions from mobile handsets using the frequency bands operated by Telecom Italia: GSM 900MHz, DCS 1800MHz and UMTS. In 2011, in accordance with the established targets, all the models of technologically innovative mobile phones marketed by Telecom Italia under the TIM brand were submitted to SAR qualification(11). In determining the SAR compliance of mobile handsets. Telecom Italia complies with ICNIRP (International Commission on Non-Ionizing Radiation Protection) guidelines and subsequent declarations of conformity(12). This qualification, which is carried out during the pre-marketing stage, when Telecom Italia does not often have the SAR value declared by the manufacturer, makes the test more valuable than a simple quality control check.

During the year, the percentage of GSM network traffic in half rate mode increased. This technology allows a single radio resource to be used for two simultaneous conversations, thus reducing the overall power emitted as compared to the traditional voice coding system.

In order to respond to the growing demand for information about non-ionising radiation(13) Telecom Argentina signed an agreement with the Argentinian federation of municipalities and a continuous monitoring and data dissemination system has been installed in over 500 municipalities.

The Community

Contributions made by the Telecom Italia Group to the Community, calculated according to the guidelines of the London Benchmarking Group (LBG), amounted to around 31 million euros in 2011 (33.4 million euros in 2010).

More than 100 major international companies subscribe to the LBG, which was founded in 1994 and is the global gold standard for the classification of voluntary contributions made by companies in favour of the Community.

In accordance with the LBG model, in order to measure and represent the Group's commitment to the community, the contributions disbursed have been subdivided into three categories (Charity, Investments in the community, Initiatives in the community), adopting a pyramid-shaped scheme, which places initiatives of a charitable nature at the top and initiatives which in addition to being of benefit to the Community are in the commercial interest of the Company at the bottom.

Allocation by % of the contribution to the Community by the Telcom Itali Group

63,32%
Investimenti nella Comunità
34,51%
Iniziative per la Comunità
2,17%
Liberalità

Research and development

Within Telecom Italia, research and development activities are carried out by the Information Technology, TILab and Innovation & Industry Relations departments, which oversee the development of new technologies and the engineering aspects of Telecom Italia's service offers through strategic partnerships with the main producers of telecommunications equipment and systems and with research centres of excellence at the most highly qualified national and international academic institutions. Activities to enhance and generate competitive advantage for the Group are of particular importance and are pursued through strategic management of the relationship between research, Intellectual Property Rights (IPR) and business, aimed at developing the company’s assets in patents rights. 14 new applications for patents were filed during 2011.

The themes on which projects are developed are identified on the basis of the three-year technological plan, the reference document for the Group, which provides guidelines for the evolution of the network, platform and services.

Published annually, following a wide-ranging process involving all the areas of the company involved, the Plan identifies the main external factors (regulations, standards, vendors, other market operators) that may influence the company's strategies and highlights the emerging and cross-cutting technologies in other sectors that may be of interest to the Group.

Projects and initiatives

The themes identified can be arranged in 3 macro-strands:

•

Network and service platform innovation

•

Services to reduce environmental impact

•

Services for the Community

Network and service platform innovation

•

Careful electromagnetic compatibility analyses were carried out on the new generation wireless LTE (Long Term Evolution) networks currently being designed. The analyses focused in particular on the interference problems associated with the proximity of the spectrum in the 800 MHz band between LTE channels and digital TV channels (DVB-T) and the problems connected with the proximity between aerials for receiving the TV signal and the existing mobile telephony system transmitters (GSM, UMTS) for the purpose of complying with the legal emission limits for electromagnetic fields.

•

In the context of activities aimed at developing new mobile access technologies, testing on "active aerials" is taking place for the purpose of improving the spectral efficiency and control and optimisation of the aerial radiation pattern. This activity is required in order to improve the energy efficiency of Radio Base Stations (RBS) by connecting these aerials using optical fibres, thus eliminating the losses due to coaxial cables.

•

Research activities continued on mobile radio access as part of the European ARTIST4G project, working with a number of leading operators, manufacturing companies, universities, research centres and European SMEs, with the aim of improving the quality of the service for users connected to the same mobile network cell, without affecting performance for other users. The work is proceeding as planned and the project is expected to be completed by the first half of 2012.

•

The new generation of high capacity hybrid radio links were added to the network. These allow both circuit and packet traffic to be carried and will be used, among other things, to connect the remote sites of the new LTE network.

•

The first version of the M2M platform for Machine_to_Machine communications between networked devices came into operation, allowing Telecom Italia's top customers (big companies and organisations) to manage their stock of terminals and SIM cards, even using automatic (”not-human”) applications between networked devices.

•

Test campaigns were completed in the laboratory for solutions to be used on high speed trains. The Cubovision project was developed for Trenitalia (Cubo3n) for the purpose of delivering and updating multimedia content on the Frecciarossa fleet of trains (currently under development for the Frecciargento and Frecciabianca fleet as well). The services and offer (browsing of the catalogue, purchase and use of content) are delivered via a Wi-Fi multi-device (PC, MAC, iPhone, iPad) web portal hosted entirely on the servers installed on board, thus optimising interaction with the Telecom Italia service centre platforms created with mobile radio access.

•

For the mobile Cubovision project, two applications have been developed to offer content: one for the Android platform and one for the IOS (iPhone, iPad) platform. These applications include video content management in adaptive formats that guarantee the best possible user experience in all band conditions (Wi-Fi, HSDPA mobile radio, UMTS mobile radio, etc.) and protection of pay-per-view content.

•

As part of the “POF-PLUS” (Plastic Optical Fibre for Pervasive Low-cost Ultra-high capacity Systems) project, a plastic fibre optic system was developed for Ethernet data transmission at 1 Gbit/s over a distance of 50 metres using an international state-of-the-art LED light source that was even exhibited at the OFC 2011 conference. At the same time as its experimental activity, Telecom Italia contributed to drawing up an ETSI (European Telecommunications Standards Institute) specification which is the first international standard in this field.

Services to reduce environmental impact

•

Next Generation Data Center: is a project aimed at developing hardware infrastructure according to virtualisation and cloud computing principles, based on replacing the physical servers in Telecom Italia data centres by making shared use of infrastructure between the various applications. The project, which aims to develop commercial offers for the ICT market (e.g. ospit@ virtuale), allows logistical and energy optimisations to be achieved.

•

Next Generation Workplace: is a personal computing evolution that allows centrally managed content and applications to be accessed remotely and in multichannel mode, replacing traditional workstations, based on a desktop, with highly ”simplified” PCs that only contain the basic network information needed to communicate with the centralised infrastructure. In addition to contributing in a decisive way to reducing energy consumption, the project is aimed at improving the operational flexibility of employees, establishing the foundation for future development of work models (e.g. teleworking).

•

ITS & Infomobility Platform: aims to enable new mobility services for Public Administration and private users by gradually introducing the idea of a vehicle constantly connected with the outside world (e.g. service centre, roadside infrastructure, occupants, other vehicles, etc.). The objective is to improve the efficiency and eco-sustainability of transport for the benefit of the community. The strategy and solutions are developed in close synergy with the industry standardisation activities in which Telecom Italia is closely involved.

•

Smart metering: solutions that allow energy consumption to be monitored and optimised, such as Energy@Home.

•

Smart Town: the solution provides a package of services for municipalities by using the public lighting network and is offered as part of the Digital Town (Smart Cities) initiatives involving Italy's main cities.

•

EARTH (Energy Aware Radio and NeTwork TecHnologies): studies network architectures and the individual radio components of existing and future generation mobile systems in order to improve their energy efficiency by at least 50% compared to current standards, with resulting benefits in terms of savings and a reduction in harmful emissions.

•

ECONET (low Energy COnsumption NETworks): is intended to develop new technologies and integrated control mechanisms in order to enable energy saving in fixed network equipment by dynamically adapting network capacity and resources according to the actual traffic loads and requirements of users, guaranteeing quality of service at the same time. The aim is to allow the energy requirement of equipment to be reduced by 50% in the short to medium term (and 80% in the long term).

•

Telepresence: development of a prototype for the telepresence service for business customers, the features of which guarantee a high standard of video quality (resolution up to full HD), visibility of the whole person, smoothness in the reproduction of movements and polyphonic audio with echo and background noise suppression. The prototype is distinguished by the use of low cost technologies such as HD consumer webcam, low cost 50" plasma TV, medium range PC and new sound cards.

•

On the Access Gateways (AG) front, work continued on creating the new range of “Telecom Italia Green” products, which was inaugurated in April 2011 with the new Wi-Fi for the supply of broadband services. A further two broadband modems were added and the environmental declaration was finalised for the new version of the “Sirio Punto” telephone, which is expected to be launched in the first few months of 2012. Also completed was the environmental declaration for the Cubovision 2 multimedia box (which is expected to be launched by the beginning of 2012), optimising various environmental aspects in close cooperation with the supplier (energy consumption, choice of materials, disassembly procedures, packaging).

•

As of December 2008, Huawei and Telecom Italia have set up a Network Innovation Center (NIC) for synergistic collaborations on various issues, with particular regard to energy efficiency.

Services for the Community

•

Solutions for reducing the geographical divide: these are intended to facilitate access to broadband in areas with digital divide problems and new urban areas.

•

Laboratorio Accreditato di Prova (LAP) [accredited test laboratory]: operates within TILab and carries out testing activities on ICT services and systems for the company's internal departments and for external companies and organisations. The LAP is accredited as a provider of various services to the Ministry of Economic Development, SIT (Italian calibration service) and Accredia (the new national accreditation body) based on European Regulation EC 765/2008. During 2011, a new technical operating sector was set up, consisting of the laboratory for mobile telephony added value services (VAS) and three new accredited services for performing tests.

•

Smart Inclusion: this project allows young long term hospital patients to stay in contact with their school and family home via a touch screen terminal fitted with a camera, while also allowing doctors to optimise the management of care procedures. The technical solution has been created by Telecom Italia by using innovative technologies such as plastic fibre optics and power lines, as well as specific software developments mainly based on open source platforms.

•

E-learning and evolved teaching: a series of initiatives have been launched in the field of schooling with the aim of fulfilling the demand for evolved systems based on collaboration, communication and the use of innovative devices such as IMBs - Interactive Multimedia Boards.

•

Nuvola Italiana Home Doctor: remote healthcare based on monitoring the physiological parameters of the patient directly from home or in appropriately equipped premises. The measurements are carried out by combining technologies developed by Telecom Italia with the standard medical electronic apparatus on sale.

Human Resources(*)

(*) The data in this chapter relate to all the Telecom Italia Group companies (see Reporting paragraph).

Headcount and changes

Telecom Italia Group

Headcount as of December 31, 2011 is as follows:

(units)	12.31.2011	12.31.2010	Changes

Italy	56,838	57,994	(1,156)
Abroad	27,274	26,135	1,139
Total personnel on payroll	84,112	84,129	(17)
Agency contract workers	42	71	(29)
Total personnel	84,154	84,200	(46)
Non-current assets held for sale	-	-	-
Total	84,154	84,200	(46)

Excluding agency contract workers, the Group's headcount has decreased by 17 units compared to December 31, 2010.

The changes can be itemised as follows:

•

exit of the company Loquendo S.p.A. from the consolidation scope (103 units);

•

entry into the consolidation scope of the company 4GH Retail (699 units) and the companies TIM Fiber SP and TIM Fiber RJ (302 units);

•

net turnover down by 915 units, as detailed below by individual Business Unit:

(units)	Recruited	Departed	Net change

Domestic	614	2,347	(1,733)
Brazil	4,523	4,400	123
Argentina	1,824	1,107	717
Olivetti, Media and others	191	213	(22)
Turnover	7,152	8,067	(915)

Telecom Italia S.p.A.(*)

(units)	12.31.2011	12.31.2010	Changes

Total personnel on payroll	47,801	49,636	(1,835)

(*)

In 2011, as in 2010, there were no agency contract workers.

As of December 31, 2011, Telecom Italia S.p.A. had 47,801 employees on its payroll.

Compared to December 31, 2010, an overall reduction of 1,835 units was recorded, due to:

•

balance of 7 outgoing units due to inter-company transfers (84 incoming units from the transfer, by the company Matrix S.p.A., of the Market & Technology Captive department);

•

net turnover down by 1,828 units, as detailed below:

(units)	Recruited	Departed	Net change

Turnover of Telecom Italia S.p.A.	106	1,934	(1,828)

Tim Brasil Group

(units)	12.31.2011	12.31.2010	Changes

Total personnel on payroll	10,539	10,114	425

The headcount of Tim Brasil Group as of December 31, 2011, was equal to 10,539 units.

Compared to December 31, 2010, an increase of 425 units was recorded, due to:

•

1 incoming unit from other Group companies;

•

the entry into the consolidation scope of the companies TIM Fiber SP and TIM Fiber RJ (302 units);

•

net turnover up by 122 units, as detailed below:

(units)	Recruited	Departed	Net change

Turnover at Tim Brasil Group	4,522	4,400	122

Argentina Business Unit

(units)	12.31.2011	12.31.2010	Changes

Total personnel on payroll	16,349	15,632	717

Excluding agency contract workers, the headcount of the Argentina Business Unit as of December 31, 2011 was 16,349 units.

Compared to December 31, 2010, an increase of 717 units was recorded, due to:

•

net turnover as detailed below:

(units)	Recruited	Departed	Net change

Argentina Business Unit turnover	1,824	1,107	717

Breakdown of Telecom Italia Group personnel

Telecom Italia Group personnel can be broken down as follows:

Telecom Italia Group: employee breakdown by job category	Telecom Italia Group: employee breakdown by age group

90,5%
Impiegati
7,9%
Quadri
1,5%
Dirigenti
0,1%
Operai

Telecom Italia Group: employee breakdown by academic qualification

The geographical distribution and intake of personnel by the Group are the following:

Telecom Italia Group: employee breakdown by geographical area	Telecom Itali Group: recruitment breakdown by geographical area

Gender balance

In 2011, the distribution of men and women in the Group was the following:

(units)	12.31.2011	12.31.2010	Changes

Men	53,741	54,363	(622)
Women	30,371	29,766	605
Total	84,112	84,129	(17)

100%
75%
50%
25%
0%
35,4%
36,1%
64,6%
63,9%
Donne
Uomini
2010
2011

In 2011, the percentage of women holding senior management positions in the Telecom Group was approximately 12% and, in middle management, the proportion of the total was 27%.

People Caring

Over the years, the Group has developed several programmes and initiatives to support its employees, to improve the quality of their working lives and also to support those outside the Company.

People Caring is the Telecom Italia department created to respond to the expectations of employees regarding certain important issues, identified through active listening carried out both on line (Intranet, community, email) and through meetings and focus groups. The main topics identified are:

•

work-life balance;

•

support for the needs of employees and their families;

•

support for volunteering initiatives by employees;

•

promoting the forms of diversity that exist in the workplace through activities and projects.

Development

The 2010 Group performance assessment process for Italy was completed in March 2011. The uniformity of the assessment criteria used was ensured, as always, by appropriate calibration committees, consisting of managers from the assessed employee's department and Human Resources.

As of April, following the assessment process, specific training plans were implemented.

During 2011, assessment activities continued for senior managers, middle managers and employees, both in Italy and Brazil, where an on line system was developed with the aim of mapping the potential of all the Company's employees, identifying strengths and areas of improvement in order to guide development activities effectively.

In order to attract and retain the best talents, a ”Talent without borders” programme was launched in Brazil, aimed at trainees and students enrolled in the last 2 years of university, which allows them to access accelerated and diverse professional career paths.

In Argentina, as part of the “Talent Pool” project, the assessment process was completed for middle managers and specialists in certain areas of the company. This process, which involved 197 people and also involved the use of an on line platform, allow skills development and coaching programmes to be developed. During the second half of 2011, an assessment process was completed for senior managers in the mobile telephony unit, which was also extended to middle managers recruited the previous year.

Selection

During March and July 2011, Telecom Italia signed two important agreements with trade unions for the training and recruitment by the Company of young undergraduates and graduates, with the aim of renewing existing skills and developing new management skills, covering the generation gap. The following initiatives are taking place in particular:

•

support for 95 research doctorates for young engineering and economics graduates through agreements signed with several universities nationwide, with the aim of acquiring excellent skills to be dedicated to specific research projects of interest to the company;

•

planning of 3 master degree courses in technological innovation for the ICT market aimed at creating a pool of resources highly trained in topics of interest to the company from which to draw future recruits. The universities involved are the Polytechnic of Turin, MIP - Polytechnic of Milan and Federico II University of Naples, involving a total of 65 young Engineering and Economics graduates;

•

extension of apprenticeship contracts for advanced training within the project called “The Day Before”. The experimental project launched by Telecom Italia in agreement with trade unions was started up by the TeleContact Center (TCC) with the aim of recruiting 200 engineering and economics undergraduates. 103 engineering undergraduates have so far been recruited by the Naples, Catanzaro and Caltanissetta offices. In July the initiative was also launched in Telecom Italia, within Open Access, for the recruitment of a further 200 engineering undergraduates.

•

Other collaboration activities with the academic world which have proved successful in previous years also continued. Further 180 stages have started in the Group.

In Brazil, selection programmes continued aimed at promoting the training of young people between the ages of 16 and 24 (Jovem Aprendiz) and young graduates. Tim Brasil continued to prioritise the recruitment of staff who were already working for the company. During 2011, 166 interns were recruited (via the Estágio Sem Fronteiras initiative).

At Telecom Argentina and Telecom Personal tools to seek talent outside the company were diversified and optimised in 2011, involving the help of external consultants and head hunters, the use of social networks and collaboration with universities.

Training

In 2011, over 2.2 million hours of training were carried out in the company costing a total of more than 30 million euros. 96.8% of staff, equal to 81,452 employees, took part in at least one training activity.

Organisational areas, total by training type (Telecom Italia Group)

	Total by training type
	Hours		Participations (*) (no.)	Participants (no.)	Coverage (%)
Type of Training	Total hours (no.)	Hours per head (no.)

Specialist training	1,848,683	22.0	323,878	44,255	52.6%
Senior Managers	3,220	2.5	289	191	15.1%
Middle Managers	46,932	7.1	4,389	1,977	29.9%
Office Staff/Workers	1,798,531	23.7	319,200	42,087	55.2%
Management training	116,596	1.4	11,645	5,878	7.0%
Senior Managers	25,426	20.1	3,475	762	60.3%
Middle Managers	35,324	5.4	3,350	1,749	26.5%
Office Staff/Workers	55,846	0.7	4,820	3,367	4.4%
Institutional training	125,102	1.5	52,906	26,673	31.7%
Senior Managers	1,497	1.2	277	163	12.9%
Middle Managers	6,426	1.0	9,676	1,851	28.0%
Office Staff/Workers	117,179	1.5	42,953	24,659	32.3%
Training for newly-hired employees	38,518	0.5	2,823	1,162	1.4%
Senior Managers	-	-	-	-	-
Middle Managers	313	0.0	20	14	0.2%
Office Staff/Workers	38,205	0.5	2,803	1,148	1.5%
Language training	77,222	0.9	4,982	3,484	4.1%
Senior Managers	15,846	12.5	649	326	25.8%
Middle Managers	22,199	3.4	1,463	1,159	17.6%
Office Staff/Workers	39,177	0.5	2,870	1,999	2.6%
TOTAL	2,206,121	26.2	396,234	81,452	96.8%
Senior Managers	45,989	36.4	4,690	1,442	114.1%
Middle Managers	111,194	16.8	18,898	6,750	102.2%
Office Staff/Workers	2,048,938	26.9	372,646	73,260	96.1%

(*)

Shows the overall number of participations in the various kind of training (classroom, on-the-job, on line training).

Internal communication

The main activities carried out related to:

•

off line publishing initiatives, with the production of the planned editions of the corporate magazine for employees and multimedia products on compliance and regulation issues;

•

on line publishing initiatives on the Intranet and on the company's web TV.

Telecom Italia people were involved in internal events in person or remotely.

For events attended by large numbers of people, multimedia conventions are now the established method, allowing a small number of people to gather in a physical space (auditorium, large meeting rooms) and interact with a vast virtual audience of colleagues connected from their workstations by video streaming.

The main events held by this method include the 2 editions of “Parli@mone”, in which the executives of Telecom Italia have talked to employees connected by video streaming on organisational and strategic matters. All the questions received were answered directly during the course of the event or subsequently.

In Brazil, in order to encourage internal integration and promote corporate identity and corporate values, Olympic games (Olimpíadas TIM 2011) were launched for the second year running. These are an internal championship that includes 6 disciplines and involved over 2,000 employees split into 230 teams.

Internal communication activities also took place, dedicated to health, safety, the environment and to encourage volunteering activities.

In Argentina, NEO TV, a channel of multimedia content, broadcasts in streaming mode in all the company's offices on subjects including health, presentation of work teams and developments in the company's business.

Tecotwitt, a tool similar to Twitter, has been developed to allow all employees to take part in discussions on issues of interest.

Health and Safety

During 2011, a number of specific initiatives were launched or continued regarding health and safety at work, one of the most important of which was an assessment of work-related stress. This initiative was implemented by means of a procedure that involved an assessment based on indicators associated with the context and content of work (e.g. sick leave, holidays not taken, disciplinary procedures, accident rates, decision-making autonomy, interpersonal relationships, home/work interface, work environments, work loads and pace of work) surveyed by means of appropriate check lists. The assessment, which involved all workers, regardless of the department they belong to, was carried out by dividing the workers into 12 homogeneous groups, identified by reference to various criteria, including the types of tasks performed, the ways in which they are performed and the departments in which they work.

The context and content check lists were applied during specific work sessions attended by workers' representatives, the Human Resources department and the Prevention and Protection Service. The results of the assessment, which did not identify widespread situations of work-related stress but an estimate of average risk in three uniform groups, were shared with the workers' health and safety representatives and the other interested parties, with whom an agreement was also reached on the procedures to be used to identify improvement actions.

Accidents

The accident rates for 2011 show a general decrease in the statistical data, except for the severity index, which increased as a result of a fatal accident at work caused by a car accident (no fatal accident in 2010).

The Group continues to pay constant attention to the issue of safety in the workplace, mainly by verifying implementation of risk control measures and providing training aimed at disseminating a logic of respect and protection for oneself and others.

Similar attention is also paid to providing training for the operation and maintenance of Tlc systems that involve overhead work (poles, ladders and pylons) in order to ensure that people acquire sufficient knowledge on how to behave correctly during work-related activities.

Further education/training efforts have also been directed at providing safe driving courses (operating since 2007). In 2011 these involved over 600 people who use company vehicles on a continuous basis.

The accident at work data for Telecom Italia S.p.A. are shown below.

	2011	2010
Number of accidents (excluding commuting)	657	873
Severity index(*)	0.29	0.20
Frequency rate(*)	8.99	10.91
Average duration in hours	114.14	136.44
Unproductivity index(*)	1.25	1.80
Accidents per 100 workers	1.35	1.70

(*) The severity, frequency and unproductivity indexes are respectively:

–

the number of conventional working days lost per thousand hours worked

–

the number of accidents per million hours worked

–

the number of hours lost due to accidents per thousand hours worked

The accident rates for 2011 show a general decrease in the statistical data, except for the severity index, which increased as a result of a fatal accident at work caused by a car accident (no fatal accident in 2010).

Industrial relations

During 2011, many information and discussion meetings were held with the trade unions to illustrate the reorganisation activities involving the various company departments (Customer, Technology, Staff) and to examine any effects on personnel.

Trade union representatives were involved in the business ethics certification process for the Open Access department (SA 8000 Certification). Obtained in May 2011, the certification relates to the company's ethical performance and is a tool used to inform customers that the company's products are made under proper working conditions and with respect for human rights in the performance of production activities.

With regard to the solidarity contract applied to around 29,200 employees of Telecom Italia S.p.A. for the two-year period between November 8, 2010 and November 7, 2012, in accordance with the agreement of October 25, 2010, the Company and the trade unions held specific verification meetings aimed at discussing the many initiatives taken by Telecom Italia S.p.A. to favour repositioning of surplus personnel. Training is a crucial element for the success of staff skill re-orienteering and improvement processes. For this purpose specific projects have been discussed with the trade unions.

Also among training initiatives carried out in 2011, there is the one targeted to women employees. The project, which was shared with the trade unions through an agreement signed on September 7, 2011, gave sixty female colleagues from Rome, Milan and Turin the opportunity to obtain an expert diploma in electronics and telecommunication at the expense of the company. Participation is voluntary and, in addition to covering tuition fees, the Company took appropriate measures to ensure a sustainable work-life balance.

One of the most significant initiatives launched by Telecom Italia, as a sustainable company that contributes to the economic and social development of the country, is the Senior Apprenticeship Project. the initiative aims to promote closer relations between the academic world and the world of work in southern Italy (see The Day Before project in the Selection paragraph). The project was agreed with the trade unions (SLC-CGIL, FISTel-CISL, UILCom-UIL) under an agreement signed on March 4, 2011.

In order to strengthen its commitment and extend these initiatives to a wider geographical area, and through an agreement signed on July 27, 2011, Telecom Italia S.p.A. shared further projects with the trade unions for the implementation of innovative and concrete initiatives.

On May 19, 2011, Telecom Italia S.p.A. and the national secretariats of SLC-CGIL, FISTel-CISL and UILCom-UIL signed an agreement regarding facilitated tax exemption according to the legal rules introduced on this subject. The agreement allows personnel who earn no more than a specific threshold to benefit from tax exemptions established for the 2011 tax year.

In accordance with current legislative provisions regarding company transfers, Telecom Italia S.p.A. involved the trade union representatives in both procedures carried out during the year, which ended with positive joint assessments:

•

the first, which took place in May, is related to the transfer, by means of the partial demerger of Matrix S.p.A., of its branch of activity called "Market & Technology Captive" to Telecom Italia S.p.A..

The company and trade unions signed a specific agreement to harmonize contract work conditions for all workers who joined Telecom Italia S.p.A. after October 1, 2011;

•

the second, which was completed in September, relates to all employees of the company TI Audit & Compliance Services S.C. a r.l. which, following the merger by incorporation, have been transferred without interruption to Telecom Italia S.p.A. starting from January 1, 2012.

In accordance with the agreements reached with the workers’ representatives in the context of the framework agreement of August 4, 2010 for the management of surplus staff at Telecom Italia S.p.A., on July 27, 2011 an additional 2-year extension of the ”defensive” solidarity contract was agreed between the Company and the trade unions. This will be applied until August 31, 2013 to employees working in the Directory Assistance sector of the Company (12.54, directory data assurance, call centres, international services centre, local support). The workers affected will be partially reimbursed by INPS for the money lost as a result of the reduction in working hours.

In April, the industry's main trade unions (SLC-CGIL, FISTel-CISL and UILCom-UIL) discussed an agreement regarding the initiatives launched respectively by Pathnet S.p.A. and Telecom Italia Sparkle S.p.A. to provide employees with an opportunity to register, for the 2010-2011 academic year, for one of the degree courses run by the faculties of Law, Economics, Engineering, Communication Science, Psychology and Arts of the Uninettuno International Telematic University.

Telecom Italia Media

During the year, discussions with the union of journalists, which are still under way, focused primarily on a more detailed examination of the specific regulatory aspects of the national labour agreement for journalists and the second level agreements.

On December 21, 2011, an agreement was signed with the trade union representatives of Telecom Italia Media, SLC CGIL, UILCOM UIL and FISTEL CISL, both national and local, which provides for the renewal of the union agreement for raising the overall limit set by the law as the maximum length of temporary employment contracts according to article 5, paragraph 4-bis, of legislative decree no. 368 of September 6, 2001, as amended by law 133/2008. This limit was raised from 36 to 63 months in total. The agreement also governs certain aspects of fixed term and permanent employment contracts and various issues relating to employment discipline.

As regards relations with unions other than those representing journalists, on May 20, 2011 the companies Telecom Italia Media S.p.A. and Telecom Italia Media Broadcasting S.r.l. jointly signed an agreement with the national and local trade union representatives and the company's workers’ representatives relating to the methods for electing and running trade union representatives and workers' safety representatives. On the same day, an agreement was also signed between the company Telecom Italia Media Broadcasting S.r.l. and the national and local trade union representatives which, considering the strongly improved results achieved by the company, values the contribution made by workers to supporting the overall growth of the company, which has been significant over the past year.

Finally we report that the renewed national collective labour agreement for the employees of private radio and television companies was signed on February 16, 2011.

Tim Brasil

At the beginning of the year, the national collective labour agreement (valid until November 2011) was signed with 26 trade unions. The terms of the final proposal were accepted by 21 trade unions (representing around 97% of employees) and the final adjustment phase is nearing completion for the missing 3%. In September, the company launched a new phase of negotiations with the trade unions, which was completed successfully with 19 trade unions representing 90% of employees signing a new labour agreement (valid until November 2012). The final proposal include profit distribution agreements for the two-year period 2011-2012. Negotiations continued with the trade unions with which an agreement was not reached.

Telecom Argentina

Since 2010, trade unions in the telephone industry have come together in a federation of telecommunication unions called the MUS (Mesa de Unidad Sindical de las Telecomunicaciones), which is the main forum for dialogue about the various issues being negotiated. In this context, joint negotiations were conducted in 2011 and salary increases were agreed that will apply until 2012.

During 2011, the application of teleworking continued as part of the pilot programme for the implementation and promotion of teleworking in the private companies PROPET (Programa Piloto de Seguimiento y Promoción del Teletrabajo en Empresas Privadas) of the National Ministry of Employment MTEYSS (Ministerio de Trabajo, Empleo y Seguridad Social), as an additional tool for achieving a better work-life balance. The programme was applied during 2011 to 66 employees in several areas of the company in 11 different provinces.

Remuneration policy

In 2011, remuneration policies pursued the aim of cooling the incremental effects of the increase in the fixed component of labour costs over time. Intervention was focused on the variable elements of remuneration, making exclusive use of one-off tools with a greater degree of selectivity than in the past. Interventions on fixed remuneration were frozen, with the exception of measures regarding individuals working in core business positions characterised by the actual existence of risks of a competitive nature. The MBO 2011 system, the only short-term formalised incentive tool aimed at managers and particularly valuable employees, confirms the importance that the company has placed over the past two years and continues to place on corporate and departmental macro-economic objectives. In 2011, investment has continued to be made in enhancing the non-monetary components of the pay packet (company benefits). Telecom Italia has equipped itself with a long-term incentive system that brings together senior executive personnel, top management and a selected number of managers in achieving pre-established three-year performance objectives in order to strengthen the link between management remuneration and company performance ensuring the long-term sustainability of the company's results.

Employees share ownership plan 2010-2014

In 2010, Telecom Italia launched the 2010-2014 employees share ownership plan for all permanent employees of Telecom Italia or its subsidiaries with registered offices in Italy.

During the first subscription phase, which took place between June 28 and July 9, 2010, all employees were able to purchase ordinary shares, with a 10% discount on the market price, up to a maximum countervalue of three thousand euros.

On August 2, 2011 the second phase was completed, involving the allocation of one free share for every three shares purchased to those who complied with the conditions set by the plan, i.e. retained ownership of the shares purchased for one year and remained employees of one of the Group companies.

The plan complies with the conditions for access to the fiscal benefits of article 51 of the consolidated law on income tax. Employees who decide to retain full ownership of the shares, bought at a discount and assigned free of charge, for three years from the respective dates of purchase/assignment, will be entitled to an exemption from tax and contributions on the benefit paid by the company in terms of discount and bonus shares.

Shareholders

Financial communication

In 2011, the Company organised quarterly conference calls, road shows abroad and meetings in the Group's corporate centres (reverse road shows) as well as attending industry conferences. During these events, the Company met over 350 investors. In addition to these there are the direct meetings and telephone conversations that the Investor Relations team has on a daily basis.

The responses to the financial market by the Group are based on the criteria of relevance, the sensitiveness of information, the congruence and topicality of the issues dealt with to the Group structure and the actions undertaken to achieve the targets of the Strategic Plan.

Financial communication also takes into consideration the needs of investors linked to Socially Responsible Investing (SRI), which favours companies that pay attention to ethical, social and environmental factors as well as financial aspects. Communication with this particular category of investors, which is jointly administered with the Group Sustainability department, is developed through individual contacts and participation at dedicated events.

As regards relations with individual (retail) shareholders - there are currently 500,000 holders of ordinary shares - Telecom Italia's strategy aims to increase communication channels in order to respond quickly and effectively to queries regarding the performance of shares and the Group as a whole. The messages and ideas that emerge from dialogue with retail investors are collected and reported to top management.

The “TI Alw@ys ON” (telecomitaliaclub.it) shareholders' club was launched in 2006 as a virtual meeting place between the Company and its individual investors. The Club is also open to those who do not have shares in the Group, and just by joining the Club, members can obtain the same free services that are reserved for shareholders, that is:

•

SMS alert, which provides a daily report of the closing price and percentage variations of Telecom Italia’s ordinary and savings shares compared to the previous day, as well as the daily percentage variations in the FTSE/Mib index;

•

weekly stock exchange report: sent on Monday morning and summarising performance during the week ending the previous Friday;

•

quarterly newsletter: contains a comment on the most recent economic and financial results and a focus on events and trends that have influenced the performance of results.

In addition to these services, Telecom Italia offers shareholders an “Individual Shareholders' Guide”, containing detailed information about the Group, available on request and on the website, as well as constant updates through the (corporate, product and financial press releases).

With regard to on line financial communication, the website (telecomitalia.com) is constantly updated and innovated. This year, Telecom Italia achieved first place overall in the Italian and European “KWD Webranking 2011” rankings produced by KWD, the digital division of Hallvarsson & Halvarsson, a Swedish company that assesses and rewards listed companies that are most attentive to on line corporate and financial communication.

Risk Management

In order to ensure a global approach to risk management, the Telecom Italia Group has adopted a process inspired by the Enterprise Risk Management (ERM) framework(14). This is a corporate risk governance tool used to identify, assess and manage risks.

The foundation of the system is the Group Risk Management Committee, which is chaired and coordinated by the head of Administration, Finance and Control & International Development department and is made up of the managers of the departments involved, according to the issues dealt with in the individual meetings.

The Risk Management department manager helps with the coordination of the Committee, which meets on a quarterly basis (or according to specific requirements) and is intended to guarantee governance of the Group risk management process.

The ERM approach, approved by the Risk Management Committee, is based on an assessment of the risk profile by management in relation to company processes and the strategic objectives. This approach provides for risks to be mapped, focusing on the ones regarded to be most significant, and on the formation of inter-departmental working groups defined by the Group Risk Management Committee for the implementation of mitigation plans and control indicators.

The process is updated on an annual basis (or more regularly) at the discretion of the Group Risk Management Committee.

During 2011:

•

the stages required by the ERM 2010 cycle were completed, creating a more mature risk management process, defining action plans for the main risks and monitoring these using a quarterly risk dashboard;

•

the 2011 ERM cycle was launched;

•

The Group's 2011 corporate risk profile was defined (excluding Telecom Argentina) which involved completing the analysis phase and part of the evaluation phase (risk assessment and allocation). The subsequent phases are expected to be completed during 2012;

•

in September, the Group Risk Management Committee approved the updated version of the "Telecom Italia Group Risk Management Guidelines" and the "Enterprise Risk Management in the Telecom Italia Group" organisational procedure, which are intended to provide Group companies with a reference tool for day-to-day risk management activities.

Alternative Performance Measures

In this Report on Operations, in the consolidated financial statements of the Telecom Italia Group and in the separate financial statements of the Parent, Telecom Italia S.p.A., for the year ended December 31, 2011, in addition to the conventional financial performance measures established by IFRS, certain alternative performance measures are presented for purposes of a better understanding of the trend of operations and the financial condition. Such measures, which are also presented in other periodical financial reports (half-year financial report at June 30 and interim reports at March 31 and September 30) should, however, not be construed as a substitute for those required by IFRS.

The non-IFRS alternative performance measures used are described below:

•

EBITDA: this financial measure is used by Telecom Italia as the financial target in internal presentations (business plans) and in external presentations (to analysts and investors). It represents a useful unit of measurement for the evaluation of the operating performance of the Group (as a whole and at the Business Unit level) and the Parent, Telecom Italia S.p.A., in addition to EBIT. These measures are calculated as follows:

Profit (loss) before tax from continuing operations
+	Finance expenses
-	Finance income
+/-	Other expenses (income) from investments (1)
+/-	Share of losses (profits) of associates and joint ventures accounted for using the equity method (2)
EBIT - Operating profit (loss)
+/-	Impairment losses (reversals) on non-current assets
+/-	Losses (gains) on disposals of non-current assets
+	Depreciation and amortization
EBITDA - Operating profit (loss) before depreciation and amortization, Capital gains (losses) and Impairment reversals (losses) on non-current assets

(1)

“Expenses (income) from investments” for Telecom Italia S.p.A.

(2)

Line item in Group consolidated financial statements only.

•

Organic change in Revenues, EBITDA and EBIT: these measures express changes (amount and/or percentage) in revenues, EBITDA and EBIT, excluding, where applicable, the effects of the change in the scope of consolidation, exchange differences and non-organic components constituted by non-recurring items and other non-organic income and expenses. Telecom Italia believes that the presentation of such additional information allows for a more complete and effective understanding of the operating performance of the Group (as a whole and at the Business Unit level) and the Parent. The organic change in revenues, EBITDA and EBIT is also used in presentations to analysts and investors. Details of the economic amounts used to arrive at the organic change are provided in this Report on Operations as well as an analysis of the major non-organic components for years 2011 and 2010.

•

Net Financial Debt: Telecom Italia believes that Net Financial Debt represents an accurate indicator of its ability to meet its financial obligations. It is represented by Gross Financial Debt less Cash and Cash Equivalents and other Financial Assets. The Report on Operations includes two tables showing the amounts taken from the statement of financial position and used to calculate the Net Financial Debt of the Group and Parent.

In order to better represent the actual change in net financial debt, starting with the Half-year Financial Report at June 30, 2009, in addition to the usual measure (renamed “Accounting net financial debt”) a new measure was introduced denominated “Adjusted net financial debt” which excludes effects that are purely accounting in nature resulting from the fair value measurement of derivatives and related financial assets and liabilities.

Net financial debt is calculated as follows:

+	Non-current financial liabilities
+	Current financial liabilities
+	Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale
A)	Gross financial debt
+	Non-current financial assets
+	Current financial assets
+	Financial assets included in Discontinued operations/Non-current assets held for sale
B)	Financial assets
C=(A - B)	Accounting net financial debt
D)	Reversal of fair value measurement of derivatives and related financial assets/liabilities
E=(C + D)	Adjusted net financial debt

Glossary

2G (second-generation Mobile System). Second-generation protocols using digital encoding and including GSM, D-AMPS (TDMA) and CDMA. 2G networks are in current use all over Europe and other parts of the world. These protocols support high bit rate voice and limited data communications. 2G networks technology offer auxiliary services such as data, fax and SMS. Most 2G protocols offer different levels of encryption.

3G (third-generation Mobile System). Third-generation wireless service, designed to provide high data speeds, always-on data access, and greater voice capacity.

3G networks technology provide to transfer both voice data services (telephony, messaging) and non-voice data (such as downloading Internet information, exchanging email, and instant messaging). The high data speeds, measured in Mbps, are significantly higher than 2G and, 3G networks technology enable full motion video, high-speed internet access and video-conferencing. 3G technology standards include UMTS, based on WCDMA technology (quite often the two terms are used interchangeably) and CDMA2000.

ADR Agreement concerning the international carriage of Dangerous goods by Road.

ADS (American Depositary shares)/ ADR (American Depositary Receipt): Used for the listing of Telecom Italia ordinary and savings shares on the NYSE (New York Stock Exchange). The ordinary and savings ADS representing, respectively, 10 ordinary shares and 10 savings shares of Telecom Italia.

ADSL (Asymmetric Digital Subscriber Line). A modem technology which converts existing twisted-pair telephone lines into access paths for multimedia and high-speed data communications. ADSL can transmit up to 6 Mbps to a subscriber, and as much as 832 Kbps or more in both directions. Such rates expand existing access capacity by a factor of 50 or more without new cabling.

Backbone. Network portion with the highest traffic intensity and from which the connections for services in the local areas depart.

Bitstream. Wholesale Broadband access service which consists of supplying an access to XDSL Telecom Italia network and a transmission capacity to the network of another OLO.

BroadBand services. Services characterized by a transmission speed of 2 Mbit/s or more. According to international standards, these services are divided into two categories: (i) Interactive services, including videotelephone/videoconferencing (both point-to-point and multipoint); videomonitoring; interconnection of local networks; file transfer; CAD; highspeed fax; e-mail for moving images or mixed documents; broadband videotex; Video on demand; retrieval of sound programs or fixed and moving images; and (ii) Broadcast services, such as sound programs, television programs (including high-definition TV and pay TV) and selective document acquisition.

Broadcast. Simultaneous transmission of information to all nodes and terminal equipment of a network.

BSS (Business Support System). The system used by network operators to manage business operations such as billing, sales management, customer-service management and customer databases. A type of Operations Support System (OSS).

Bundle. Commercial offer including different telecommunication services (voice, BroadBand internet, IPTV, other) by an operator with only brand. Bundle Dual Play includes fixed telecommunication services and BroadBand internet; bundle Triple Play is the “bundle dual play” integrated by IPTV; bundle Quadruple Play is the “bundle triple play” integrated by mobile telecommunication services.

Carrier. Company that makes available the physical telecommunication network.

CDP (Carbon Disclosure Project). An international initiative that encourages companies to focus on deal with the risks and emerging opportunities of climate change.

CLG (Corporate Leaders Group) – EU CLG The European Corporate Leaders Group, coordinated by Cambridge University

CO2 – Carbon dioxide. Carbon dioxide, one of the most important greenhouse gases. Attributable to industrial processes as a product of combustion, in particular from the use of fossil fuels.

Cogeneration. Cogeneration is the joint production of usable electrical (or mechanical) and heat energy drawn from the same primary source. Cogeneration, using the same fuel for two different uses, aims at a more efficient use of primary energy, with respective financial savings, above all in those production processes where the electricity and thermal extraction take place contemporaneously.

Co-siting. Agreements to share technological sites (for Telecommunications, specifically, sites of access to the network and passive infrastructure) by several operators in order to achieve a more efficient use of the network infrastructure in urban and rural areas.

CPS (Carrier Pre-selection). Permits a customer to pre-select another operator as an alternative to Telecom Italia without dialing an identifying code.

Digital a mode of representing a physical variable such as speech using digits 0 and 1 only. The digits are transmitted in binary form as a series of pulses. Digital networks are rapidly replacing the older analog ones. They allow for higher capacity and higher flexibility through the use of computer-related technology for the transmission and manipulation of telephone calls. Digital systems offer lower noise interference and can incorporate encryption as a protection from external interference.

Digital Terrestrial TV. Digital Terrestrial Television Broadcasting is a new type of broadcasting technology that provides a more effective way of transmitting television services using a digital system instead of the existing analogue system.

DSL Network (Digital Subscriber Line Network). A network built on existing telephone lines with DSL technology devices which use sophisticated modulation schemes to pack data onto copper wires for connections from a telephone switching station to a home or office.

DSLAM (Digital Subscriber Line Access Multiplexer). The DSLAM denotes a telecommunications equipment to process digital signals of various clients and multiply them in a data link to the nodes of the Internet.

DVB - H (Digital Video Broadcasting - Handheld). DVB - H technology combines digital video with the Internet Protocol (IP): contents are subdivided into packets using the same basic technology employed by the Internet. The use of IP technology allows the transmission of TV and radio programs, web pages, music and video games to smartphones/PDA’s.

EEB (Energy Efficiency in Buildings). An international initiative promoted by WBCSD for research into the energy efficiency of buildings.

EFFC (Extraction Full Free Cooling). A system of cooling intended to reduce consumption without the use of greenhouse gases. EFFC is based on the principle of Free Cooling (forced ventilation without the use of air-conditioning), associated with a system for extracting the hot air produced by the equipment, and the further (adiabatic) cooling of the incoming air, achieved by using an area with a high concentration of vaporized water.

EMS (Environmental Management Systems). Environmental Management Systems contribute to the management, in a sustainable way, of the production and support processes, and are a stimulus to continuous improvement in environmental performance in that they are instruments for ensuring the effective management, prevention and continuous reduction of environmental impact in the field of working processes.

EPS (External Power Supplies). External power supplies for equipment

EuP (Energy-using Products). Within the scope of the Directive for the eco-compatible design of products which consume energy (Eco-design Directive for Energy-using Products 2005/32/EC), the regulatory framework has been defined to which producers of energy-using products (EuP) must comply, from the design phase onwards, to increase energy efficiency and reduce the negative environmental impact of their products.

FFC – Full Free Cooling. A system of cooling based on the use of forced ventilation in order to reduce energy consumption.

FSC (Forest Stewardship Council). The Forest Stewardship Council is an international non-governmental, non-profit organization. FSC is an internationally recognized system of forestry certification. The purpose of the certification is to ensure proper forestry management and the traceability of derivative products. The FSC logo ensures that the product has been created with raw materials originating in properly managed forests according to the principles of the two main standards: forestry management and the chain of custody. The FSC certification scheme is third party and independent.

FTT HOME, FTT CURB, FTT (Fiber to the …). It is the term used to indicate any network architecture that uses fiber optic cables in partial or total substitution of traditional copper cables used in telecommunications networks. The various technological solutions differ in the point of the distribution network where the fiber connection is made, with respect to the end-user. In the case of FTT Curb (Fiber to the Curb) the fiber arrives at the apparatus (distribution cabinet) located on the pavement, from where copper connections are run to the customer; in the case of FTTHome (Fiber to the Home), the fiber terminates inside the home of the customer.

GSM (Global System for Mobile Communication). A standard for digital cellular telephony used in the world and working on 900MHz and 1800MHz band.

GRI (Global Reporting Initiative)

HCFC (Hydrochlorofluorocarbons). Hydrochlorofluorocarbons: chemical molecules mainly used in cooling plants to replace chlorofluorocarbons, which have been banned by the Montreal protocol, thanks to their relatively limited ozone-depleting effect (approximately 10% of the ozone-depleting rating of CFC).

HFC (Hydrofluorocarbons). Hydrofluorocarbons: compound molecules used in cooling equipment. They are part of the family of greenhouse gases. They do not cause ozone depletion.

Home Access Gateway – Access Gateway – Home gateway – Residential Gateway. A residential gateway is a home networking device, used as a gateway to connect devices in the home to the Internet or other WAN.

HSDPA (High-Speed Downlink Packet Access/UMTS Hi Speed – Universal Mobile Telecommunications System). UMTS evolution allows broadband connections up to 3.6 Mbps.

Kvar (kilovolt–amperes reactive). Reactive energy. measurement system, expressed in kilovolt, of power losses in an AC electrical system.

ICT (Information and communication(s) technology). Broad area concerned with information technology, telecommunications networking and services and other aspects of managing and processing information, especially in large organizations.

Internet. The world’s best-known data network. Initially used by the U.S. Department of Defense, the Internet now provides an interface for networks based on different technologies (LANs, WANs, data networks, etc.), but which use the TCP/IP protocol platform.

IP (Internet Protocol). A set of communications protocols for exchanging data over the Internet.

IPTV (Internet Protocol Television). A system that utilizes the Internet Protocol infrastructure to transmit digital television content over a network and deliver it via a broadband Internet connection.

LCA (Life Cycle Analysis) – Life Cycle Analysis: analytic methodology for the evaluation and quantification of environmental impact associated to a product/process/activity along the whole life cycle, from the extraction and acquisition of raw materials up to the end of life.

Local Loop (Doppino Telefonico). Copper wire-couple, through which the telephone connection reaches users; it is the foundation of traditional telephone lines and it is often called “last mile”.

LTE (Long Term Evolution). Represents the fourth generation (4G) mobile phone systems. LTE belongs to the standard 3GPP (Third Generation Partnership Project) and it is the latest evolution of GSM / UMTS / HSPA standard. LTE offers a higher spectral efficiency in bits per Hertz and download bandwidth up to 150 Mbit / s per cell reducing the latency time. LTE enabled services that require high interactivity (eg, gaming, video conferencing). A further development of LTE, called "LTE Advanced", will perform bitrates even higher.

MEMS (Micro-Electro-Mechanical Systems). MEMS are miniaturized devices ranging in size from a few micrometers to a few millimeters, which execute one or more monitoring, processing or actuation functions by deploying a combination of electronic, mechanical, optical, chemical or biological components integrated on a usually silicon hybrid circuit.

Multimedia. A service involving two or more communications media (e.g., voice, video, text, etc.) and hybrid products created through their interaction.

Network. An interconnected collection of elements. In a telephone network, these consist of switches connected to each other and to customer equipment. The transmission equipment may be based on fiber optic or metallic cable or point to point radio connections.

NGDC (Next Generation Data Center). A major rethink of the IT architecture through the physical concentration and virtualization of the servers in order to reduce the costs of maintenance/management and energy consumption, and to improve efficiency.

NGN2 (Next Generation Network). New generation network created by Telecom Italia to meet the demands of industries, public administrations and citizens. The new network architecture guarantees an infrastructure designed to face multiple offers by increasing customization levels and bandwidth availability, removing bandwidth limits and providing an impressive capacity along with a wide selection of access systems.

OHSAS (Occupational Health and Safety Assessment Series). The international standard that sets the prerequisites for management systems for the health and safety protection for workers.

OLOs (Other Licensed Operators). Companies other than the incumbent operator which operate telecommunications systems in a national market.

Optical fiber. Thin glass, silicia or plastic wires, building the interstructure base for data transmission. An optical fiber cable contains several individual fibers, and each of them is capable of driving a signal (light impulse) at illimited bandwidth. Optical fibers are usually employed for long-distance communication. They can transfer “heavy” data loads, and the signal reaches the recipient, protected from possible disturbances along the way. The driving capacity of optical fibers is higher than the traditional cable ones.

OSS (Operations Support System). Methods and procedures (whether mechanized or not) which directly support the daily operation of the telecommunications infrastructure.

Pay-Per-View or PPV. A system by which the viewer pays to see a single program (such as a sporting event, film or concert) at the moment at which it is transmitted or broadcast.

Pay TV. Paid-for TV channels. To receive Pay TV or Pay-Per-View programs, a decoder must be connected to the television set, and a conditional access system.

Penetration. The measurement of the take-up of services. As of any date, the penetration is calculated by dividing the number of subscribers by the population to which the service is available and multiplying the quotient by 100.

Platform. The total input, including hardware, software, operating equipment and procedures, for producing (production platform) or managing (management platform) a particular service (service platform).

Roaming. A function that enables wireless subscribers to use the service on networks of operators other than the one with which they signed their initial contract. The roaming service is active when wireless is used in a foreign country (included in GSM network).

RoHS (Restriction of Hazardous Substances). Restriction of Hazardous Substances. European Directive n° 95 of 2002 regulating the use of hazardous substances in electrical and electronic equipment.

SAR (Specific Absorption Rate). Specific Absorption Rate. evaluates the “electromagnetic power absorbed by a tissue mass”. SAR is measured in Watt/kg. As far as mobile phones, the law now enforces SAR as the reference parameter to define the basic limit. a person exposed to an electromagnetic field inducing a SAR level higher than established may undergo the relevant effects and health damage. To safeguard the population health and the health of people directly exposed, by virtue of their work, to electromagnetic waves, the European legislation has established SAR thresholds than should not be exceeded.

Shared Access. Methods of shared access, through the user’s duplex cable, with another TLC service provider. This method permits the retention of voice telephony from Telecom Italia (or other operators) alongside ADSL on the proprietary network of the shared access operator, that is, not passing through the Telecom Italia networks but travelling directly along the operator’s channels at the substation.

SMS (Short Message Service). Short text messages than can be received and sent through GSM-network connected cellular phones. The maximum text length is 160 alpha-numerical characters.

SOHO. The small office/home office market which consists of businesses that use telephone lines to connect to the Internet, as opposed to dedicated lines, and is made up of small businesses, generally with one or two employees, and businesses conducted out of the home.

TDMA (Time Division Multiple Access). A technology for digital transmission of radio signals between, for example, a mobile phone and a radio base station. TDMA breaks signals into sequential pieces of defined length, places each piece into an information conduit at specific intervals and then reconstructs the pieces at the end of the conduit.

ULL (Unbundling Local Loop). System through which OLO can rent the “last mile” of local loop, connecting to their equipments.

UMTS (Universal Mobile Telecommunications System). Third-generation mobile communication standard. It’s constituted by a broadband system in which data travel at 2Mb-per-second, communication is faster, quality is better and multimedia contents can travel through the Net.

Universal service. The obligation to supply basic service to all users throughout the national territory at reasonable prices.

UPS (Uninterruptible Power Supply)

VAS (Value Added Services). Value Added Services provide a higher level of functionality than the basic transmission services offered by a telecommunications network for the transfer of information among its terminals, which include wired or wireless switched-circuit analog voice communications; direct “unrestricted” digital point-to-point service at 9,600 bit/s; packet switching (virtual call); direct broadband analog transmission of TV signals, and supplementary services, such as closed user groups; call waiting; collect calls; call forwarding, and identification of number called. Value Added Services performed by the network, the terminals or the specialized centers include message handling services (MHS) (which can be used, among other things, for commercial documents in predetermined formats); electronic directories listing users, network addressees and terminals; e-mail; fax; teletex; videotex and videotelephone. Value Added Services could include also value added voice telephony services such as Freephone or Premium Rate Services.

VDSL (Very - high – data – rate Digital Subscriber Line). Access technology that allows providers to give clients, by means of an apparatus installed in their homes, access to voice and TV services on the traditional telephone line with a speeds of up to 100 Mbps in downstream (VDSL2).

VOD (Video On Demand). TV-program supply on user’s request, with payment of a fee for each purchased program (a movie, a soccer match, etc.). broadcast in a special method for cable and satellite TV.

VoIP (Voice Over IP). Transmission of voice communications over Internet Protocol (IP) data networks, such as IP-based LANs, intranets or the Internet.

Wi – Max (Worldwide Interoperability for Microwave Access). The Wi - MAX - is a technology that allows wireless access to broadband telecommunications networks. It is defined by the Wi - MAX Forum, a global consortium formed by major companies in the field of fixed and mobile telecommunications which has the purpose to develop, test and promote the interoperability of systems based on IEEE 802.16-2004 standards for fixed access and IEEE.802.16e-2005 for fixed and mobile access.

WLR (WHOLESALE LINE RENTAL). The WLR Service consists in the resale to wholesale of the basic telephony services and advanced “ISDN” associated with the fees paid by certified residential and non-residential customers of Telecom Italia’s public telephone network.

XDSL (Digital Subscriber Line). It is a technology that makes use of standard telephone lines and it includes different categories including. ADSL Asymmetric DSL, HDSL High-data-rate DSL and VDSL, Very high bit rate DSL. This technology uses a digital signal with a very high frequency in order to increase the data transfer rate.

Footnotes

1(*)

The economic value distributed to the Community stakeholder is not shown in the table. See the respective chapter.

2()

The GHG Protocol (Greenhouse Gas Protocol Initiative), established in 1998 by the World Resources Institute and the World Business Council for Sustainable Development, supports business in respect of greenhouse gas emissions through calculation methods and studies aimed at promoting innovation and accountability for climate change.

3()

The data shown in the tables and graphs relating to transport refer to all the Group's vehicles (industrial, commercial, used by executives/managers/sales engineers), both owned and hired. The vehicles, consumption and distance travelled of vehicles owned or in use by the sales force of TIM Brasil and Telecom Argentina have been included only where usage is significant and continuous.

4()

Virtualisation makes the functions of a data processing machine available without the machine actually being present.

5()

The FFC cooling system consists of a forced ventilation system and interaction between areas of different temperature without recourse to traditional air conditioning systems and, in particular, without the use of climate altering gases. The system, which is currently applied in over 400 plants, allows a saving of over 85% to be achieved compared to traditional air conditioning solutions.

6()

These reciprocal agreements between operators are required by the Electronic Communications Code in order to promote more efficient use of network infrastructure and optimise mobile network coverage in urban and rural areas. Each operator retains ownership of their passive infrastructure (poles and pylons, electricity and air conditioning plants and civil infrastructure) and hosts the other.

7()

This system uses the temperature difference between the surface and a point situated a few metres below ground in order to directly achieve natural cooling of the air in the ventilation system or of a fluid that is subsequently used via a heat exchanger.

8()

Emissions relating to the consumption of electricity purchased in the Italian market have been calculated by using the latest coefficient (2008) calculated by the GHG Protocol - which considers the national energy mix - equal to 398 grams of CO2/kWh. For Argentina a similar coefficient has been calculated and published by the Secretaría de Energía de la Nación Argentina. The coefficient is equal to 541 grams of CO2/kWh. For Brazil, the average coefficient for 2011 has been used, which has been calculated and published by the local Ministério da Ciência, Tecnologia e Innovação. The coefficient is equal to 29 grams of CO2/kWh .

9(*)

“Waste consigned” means waste delivered to carriers for recycling or recovery or disposal.

10()

Slight variations compared to the situation on December 31st may occur until the following March 30th because the source of the data is the records of waste loaded and unloaded, which are consolidated once the actual weight at destination has been verified. The information is supplied to the producer of the waste within 3 months of consignment, which is the reason for the potential variations in the data.

11()

SAR - Specific Absorption Rate: SAR is measured in Watts/kg and assesses the electromagnetic power absorbed by a mass of tissue.

12()

Guidelines for Limiting Exposure to Time-Varying Electric, Magnetic, and Electromagnetic Fields (up to 300 GHz). Health Physics 74 (4): 494-522; 1998; Statement on the "Guidelines for limiting exposure to time-varying electric, magnetic and electromagnetic fields (up to 300 GHz). Health Physics 97(3):257-259; 2009.

13()

The electromagnetic fields used in the context of Tlc are non-ionising radiations, in fact they lack sufficient energy to transform into ions the atoms of the matter with which they come into contact, which are electrically neutral.

14()

Enterprise Risk Management, 2004 by the Committee of Sponsoring Organizations of the Treadway Commission.

Contents

Telecom Italia Group Consolidated Financial Statements

Consolidated Statements of Financial Position

151

Separate Consolidated Income Statements

153

Consolidated Statements of Comprehensive Income

154

Consolidated Statements of Changes in Equity

155

Consolidated Statements of Cash Flows

156

Note 1 Form, content and other general information

158

Note 2 Accounting policies

162

Note 3 Business combinations

176

Note 4 Goodwill

180

Note 5 Other intangible assets

185

Note 6 Tangible assets (owned and under finance leases)

188

Note 7 Investments accounted for using the equity method

193

Note 8 Other investments

195

Note 9 Financial assets (non-current and current)/P>

196

Note 10 Miscellaneous receivables and other non-current assets

198

Note 11 Income taxes

199

Note 12 Inventories

203

Note 13 Trade and miscellaneous receivables and other current assets

204

Note 14 Equity

206

Note 15 Financial liabilities (non-current and current)

211

Note 16 Net financial debt

220

Note 17 Financial risk management

221

Note 18 –Derivatives

227

Note 19 Supplementary disclosures on financial instruments

229

Note 20 Employee benefits

237

Note 21 Provisions

240

Note 22 Miscellaneous payables and other non-current liabilities

241

Note 23 Trade and miscellaneous payables and other current liabilities

242

Note 24 Contingent liabilities, other information, commitments and guarantees

243

Note 25 Revenues

252

Note 26 Other income

252

Note 27 Acquisition of goods and services

253

Note 28 Employee benefits expenses

254

Note 29 Other operating expenses

256

Note 30 Internally generated assets

256

Note 31 Depreciation and amortization

257

Note 32 Gains (losses) on disposals of non-current assets

258

Note 33 Impairment reversals (losses) on non-current assets

259

Note 34 Other income (expenses) from investments

260

Note 35 Finance income and Finance expenses

261

Note 36 Profit (loss) for the year

264

Note 37 Earnings per share

265

Note 38 Segment reporting

268

Note 39 Related party transactions

271

Note 40 Equity compensation plans

282

Note 41 Significant non-recurring events and transactions

287

Note 42 Positions or transactions resulting from atypical and/or unusual operations

289

Note 43 Other information

290

Note 44 Events subsequent to December 31, 2011

292

Nota 45 List of companies of the Telecom Italia Group

293

Consolidated Statements of Financial Position

Assets

(millions of euros)		note	12/31/2011	of which related parties	12/31/2010	of which related parties

Non-current assets
Intangible assets
Goodwill		4)	36,957		43,923
Other Intangible assets		5)	8,600		7,936
			45,557		51,859
Tangible assets		6)
Property, plant and equipment owned			14,854		15,238
Assets held under finance leases			1,094		1,177
			15,948		16,415
Other non-current assets
Investments in associates and joint ventures accounted for using the equity method		7)	47		85
Other investments		8)	38		43
Non-current financial assets		9)	2,949	269	1,863	109
Miscellaneous receivables and other non-current assets		10)	1,128	-	934	15
Deferred tax assets		11)	1,637		1,863
			5,799		4,788
Total Non-current assets	(a)		67,304		73,062
Current assets
Inventories		12)	447		387
Trade and miscellaneous receivables and other current assets		13)	7,770	257	7,790	270
Current income tax receivables		11)	155		132
Current financial assets		9)
Securities other than investments, financial receivables and other current financial assets			1,469	36	1,754	37
Cash and cash equivalents			6,714	278	5,526	113
			8,183		7,280
Current assets sub-total			16,555		15,589
Discontinued operations/ Non-current assets held for sale
of a financial nature			-		-
of a non-financial nature			-		389
			-		389
Total Current assets	(b)		16,555		15,978
Total Assets	(a+b)		83,859		89,040

Equity and Liabilities

(millions of euros)		Note	12/31/2011	of which related parties	12/31/2010	of which related parties

Equity		14)
Share capital issued			10,693		10,689
less: treasury shares			(89)		(89)
Share capital			10,604		10,600
Paid-in capital			1,704		1,697
Other reserves and retained earnings (accumulated losses), including profit (loss) for the year			10,483		16,522
Equity attributable to owners of the Parent			22,791		28,819
Equity attributable to non-controlling interests			3,904		3,736
Total Equity	(a)		26,695		32,555
Non-current liabilities
Non-current financial liabilities		15)	35,860	483	34,348	431
Employee benefits		20)	850		1,129
Deferred tax liabilities		11)	1,056		991
Provisions		21)	831		860
Miscellaneous payables and other non-current liabilities		22)	1,156	3	1,086	4
Total Non-current liabilities	(b)		39,753		38,414
Current liabilities
Current financial liabilities		15)	6,091	192	6,882	246
Trade and miscellaneous payables and other current liabilities		23)	10,984	252	10,954	325
Current income tax payables		11)	336		235
Current liabilities sub-total			17,411		18,071
Liabilities directly associated with Discontinued operations/Non-current assets held for sale
of a financial nature			-		-
of a non-financial nature			-	-	-	-
			-		-
Total Current liabilities	(c)		17,411		18,071
Total Liabilities	(d=b+c)		57,164		56,485
Total Equity and Liabilities	(a+d)		83,859		89,040

Separate Consolidated Income Statements

(millions of euros)	note	Year 2011	of which related parties	Year 2010	of which related parties

Revenues	25)	29,957	1,100	27,571	1,028
Other income	26)	299	2	255	6
Total operating revenues and other income		30,256		27,826
Acquisition of goods and services	27)	(12,859)	(729)	(11,383)	(632)
Employee benefits expenses	28)	(3,917)	(113)	(4,021)	(112)
Other operating expenses	29)	(1,859)		(1,422)
Changes in inventories		56		(135)
Internally generated assets	30)	569		547
Operating profit before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)		12,246		11,412
of which impact of non-recurring items	41)	(24)		(271)
Depreciation and amortization	31)	(5,494)		(5,542)
Gains (losses) on disposals of non-current assets	32)	3		11	(1)
Impairment reversals (losses) on non-current assets	33)	(7,358)		(63)
Operating profit (loss) (EBIT)		(603)		5,818
of which impact of non-recurring items	41)	(7,353)		(301)
Share of profits (losses) of associates and joint ventures accounted for using the equity method	7)	(39)		99
Other income (expenses) from investments	34)	16		289
Finance income	35)	2,464	127	3,081	153
Finance expenses	35)	(4,462)	(93)	(5,155)	(85)
Profit (loss) before tax from continuing operations		(2,624)		4,132
of which impact of non-recurring items	41)	(7,337)		26
Income tax expense		(1,643)		(550)
Profit (loss) from continuing operations		(4,267)		3,582
Profit (loss) from Discontinued operations/ Non-current assets held for sale		(13)		(7)
Profit (loss) for the year	36)	(4,280)		3,575
of which net impact of non-recurring items	41)	(7,345)		91
Attributable to:
• Owners of the Parent		(4,726)		3,121
• Non-controlling interests		446		454

(euro)		Year 2011	Year 2010
Basic and Diluted Earnings Per Share (EPS): Basic EPS is equal to Diluited EPS	37)

Ordinary Share		(0.24)	0.16
Savings Share		(0.24)	0.17
of which:
from Continuing operations
ordinary share		(0.24)	0.16
savings share		(0.24)	0.17
from Discontinued operations/Non-current assets held for sale
ordinary share		-	-
savings share		-	-

Consolidated Statements of Comprehensive Income

Note 14

(millions of euros)		Year 2011	Year 2010

Profit (loss) for the year	(a)	(4,280)	3,575
Other components of the Statements of Comprehensive Income:
Available-for-sale financial assets:
Profit (loss) from fair value adjustments		5	(7)
Loss (profit) transferred to the Separate Consolidated Income Statement		2	5
Net fiscal impact		(4)	(1)
	(b)	3	(3)
Hedging instruments:
Profit (loss) from fair value adjustments		523	767
Loss (profit) transferred to the Separate Consolidated Income Statement		(230)	(480)
Net fiscal impact		(83)	(77)
	(c)	210	210
Exchange differences on translating foreign operations:
Profit (loss) on translating foreign operations		(613)	659
Loss (profit) on translating foreign operations transferred to the Separate Consolidated Income Statement		75	18
Net fiscal impact		-	-
	(d)	(538)	677
Share of other profits (losses) of associates and joint ventures accounted for using the equity method:
Profit (loss)		-	109
Loss (profit) transferred to the Separate Consolidated Income Statement		-	-
Net fiscal impact		-	-
	(e)	-	109
Total	(f=b+c+d+e)	(325)	993
Total profit (loss) for the year	(a+f)	(4,605)	4,568
Attributable to:
• Owners of the Parent		(4,825)	3,855
• Non-controlling interests		220	713

Consolidated Statements of Changes in Equity

Changes in equity in 2010

	Equity attributable to owners of the Parent								Equity attributable to Non-controlling interests	Total equity
(millions of euros)	Share capital	Paid-in capital	Reserve for available-for-sale financial assets	Reserve for cash flow hedges	Reserve for exchange differences on translating foreign operations	Other gains (losses) of associates and joint ventures accounted for using the equity method	Other reserves and retained earnings, including profit (loss) for the year	Total

Balance at December 31, 2009	10,585	1,689	(4)	(494)	983	(110)	13,303	25,952	1,168	27,120
Changes in equity during the year:
Dividends approved							(1,029)	(1,029)	(135)	(1,164)
Total comprehensive income (loss) for the year			(3)	210	418	109	3,121	3,855	713	4,568
Grant of equity instruments	15	8					9	32		32
Effect of capital transactions by Telecom Italia Media							3	3	44	47
Effect of Sofora Group (Argentina) consolidation (*)									1,948	1,948
Other changes							6	6	(2)	4
Balance at December 31, 2010	10,600	1,697	(7)	(284)	1,401	(1)	15,413	28,819	3,736	32,555

(*) Analyzed in Note 3.

Changes in equity in 2011 – Note 14

	Equity attributable to owners of the Parent								Equity attributable to Non-controlling interests	Total equity
(millions of euros)	Share capital	Paid-in capital	Reserve for available-for-sale financial assets	Reserve for cash flow hedges	Reserve for exchange differences on translating foreign operations	Other gains (losses) of associates and joint ventures accounted for using the equity method	Other reserves and retained earnings, including profit (loss) for the year	Total

Balance at December 31, 2010	10,600	1,697	(7)	(284)	1,401	(1)	15,413	28,819	3,736	32,555
Changes in equity during the year:
Dividends approved							(1,184)	(1,184)	(118)	(1,302)
Total comprehensive income (loss) for the year			3	210	(312)		(4,726)	(4,825)	220	(4,605)
Grant of equity instruments	4	7					(4)	7		7
Effect of increase in economic stake in Argentina BU							(57)	(57)	(153)	(210)
Effect of capital transactions by Brazil BU companies							19	19	221	240
Other changes							12	12	(2)	10
Balance at December 31, 2011	10,604	1,704	(4)	(74)	1,089	(1)	9,473	22,791	3,904	26,695

Consolidated Statements of Cash Flows

(millions of euros)		note	Year 2011	Year 2010

Cash flows from operating activities:
Profit (loss) from continuing operations			(4,267)	3,582
Adjustments for:
Depreciation and amortization			5,494	5,542
Impairment losses (reversals) on non-current assets (including investments)			7,365	(116)
Net change in deferred tax assets and liabilities			189	(749)
Losses (gains) realized on disposals of non-current assets (including investments)			(18)	(41)
Share of losses (profits) of associates and joint ventures accounted for using the equity method			39	(99)
Change in employee benefits			(250)	73
Change in inventories			(36)	96
Change in trade receivables and net amounts due from customers on construction contracts			3	13
Change in trade payables			(164)	(278)
Net change in current income tax receivables/payables			90	(170)
Net change in miscellaneous receivables/payables and other assets/liabilities			67	(980)
Cash flows from (used in) operating activities	(a)		8,512	6,873
Cash flows from investing activities:
Purchase of intangible assets on an accrual basis		5)	(3,066)	(1,781)
Purchase of tangible assets on an accrual basis		6)	(3,029)	(2,802)
Total purchase of intangible and tangible assets on an accrual basis(*)			(6,095)	(4,583)
Change in amounts due to fixed asset suppliers			557	103
Total purchase of intangible and tangible assets on a cash basis			(5,538)	(4,480)
Acquisition of control of subsidiaries or other businesses, net of cash acquired			(668)	(4)
Net cash and cash equivalents arising from the acquisition of control of the Sofora group - Argentina		3)	-	392
Acquisitions/disposals of other investments		8)	(1)	35
Change in financial receivables and other financial assets			(580)	502
Proceeds from sale that result in a loss of control of subsidiaries or other businesses, net of cash disposed of			51	180
Proceeds from sale/repayment of intangible, tangible and other non-current assets			435	56
Cash flows from (used in) investing activities	(b)		(6,301)	(3,319)
Cash flows from financing activities:
Change in current financial liabilities and other			1,351	957
Proceeds from non-current financial liabilities (including current portion)			4,523	2,007
Repayments of non-current financial liabilities (including current portion)			(5,290)	(5,842)
Share capital proceeds/reimbursements (including subsidiaries)			240	67
Dividends paid(*)			(1,326)	(1,093)
Changes in ownership interests in consolidated subsidiaries			(211)
Cash flows from (used in) financing activities	(c)		(713)	(3,904)
Cash flows from (used in) Discontinued operations/ Non-current assets held for sale	(d)		-	-
Aggregate cash flows	(e=a+b+c+d)		1,498	(350)
Net cash and cash equivalents at beginning of the year	(f)		5,282	5,484
Net foreign exchange differences on net cash and cash equivalents	(g)		(110)	148
Net cash and cash equivalents at end of the year	(h=e+f+g)		6,670	5,282
(*) of which related parties:
Total purchases of intangible and tangible assets on an accrual basis			166	62
Dividends paid			192	164

Additional Cash Flow information

(millions of euros)	Year 2011	Year 2010

Income taxes (paid) received	(1,381)	(1,392)
Interest expense paid	(3,044)	(3,079)
Interest income received	1,332	1,176
Dividends received	2	3

Analysis of Net Cash and Cash Equivalents

(millions of euros)	Year 2011	Year 2010

Net cash and cash equivalents at beginning of the year:
Cash and cash equivalents - from continuing operations	5,526	5,504
Bank overdrafts repayable on demand – from continuing operations	(244)	(101)
Cash and cash equivalents - from Discontinued operations/ Non-current assets held for sale	-	81
Bank overdrafts repayable on demand – from Discontinued operations/ Non-current assets held for sale	-	-
	5,282	5,484
Net cash and cash equivalents at end of the year:
Cash and cash equivalents - from continuing operations	6,714	5,526
Bank overdrafts repayable on demand – from continuing operations	(44)	(244)
Cash and cash equivalents - from Discontinued operations/ Non-current assets held for sale	-	-
Bank overdrafts repayable on demand – from Discontinued operations/ Non-current assets held for sale	-	-
	6,670	5,282

Note 1 –
Form, content and other general information

Form and content

Telecom Italia (the “Parent”) and its subsidiaries form the “Telecom Italia Group” or the “Group”. Telecom Italia is a joint-stock company (S.p.A.) organized under the laws of the Republic of Italy.

The registered offices of the Parent, Telecom Italia, are located in Milan, Italy at Piazza degli Affari 2.

The duration of the Telecom Italia S.p.A., as stated in the company’s bylaws, extends to December 31, 2100.

The Telecom Italia Group operates mainly in Europe, the Mediterranean Basin and South America.

The Group is engaged principally in the communications sector and, particularly, the fixed and mobile national and international telecommunications sector, the television sector and the office products sector.

The Telecom Italia Group consolidated financial statements for the year ended December 31, 2011 have been prepared on a going concern basis (further details are presented in the Note “Accounting Policies”) and in accordance with the International Financial Reporting Standards issued by the International Accounting Standards Board and approved by the European Union (designated as “IFRS”), as well as the laws and regulations in force in Italy (particularly the measures enacted implementing art. 9 of Legislative Decree 38 of February 28, 2005).

In 2011, the Group applied the accounting policies on a basis consistent with those of the previous years and did not elect the early adoption of any IFRS.

The consolidated financial statements have been prepared under the historical cost convention, except for available-for-sale financial assets, financial assets held for trading and derivative financial instruments which have been measured at fair value. The carrying amounts of hedged assets and liabilities have been adjusted to reflect the changes in fair value of the hedged risks (fair value hedge).

In accordance with IAS 1 (Presentation of Financial Statements), comparative information included in the consolidated financial statements, unless otherwise indicated, refers to the preceding year.

The Telecom Italia Group consolidated financial statements are expressed in euro (rounded to the nearest million, unless otherwise indicated).

Publication of the Telecom Italia Group consolidated financial statements for the year ended December 31, 2011 was approved by resolution of the board of directors’ meeting held on March 29, 2012.

Financial statement formats

The financial statement formats adopted are consistent with those indicated in IAS 1. In particular:

•

the consolidated statement of financial position has been prepared by classifying assets and liabilities according to “current and non-current” criterion;

•

the separate consolidated income statement has been prepared by classifying operating expenses by nature of expense as this form of presentation is considered more appropriate and representative of the specific business of the Group, conforms to internal reporting and is in line with the industrial sector of reference”.

In addition to EBIT or Operating Profit (loss), the separate consolidated income statement includes the alternative performance measure of EBITDA or Operating profit (loss) before depreciation and amortization, Capital gains (losses) and Impairment reversals (losses) on non-current assets.

In particular, besides EBIT, EBITDA is used by Telecom Italia as the financial target in internal presentations (business plans) and in external presentations (to analysts and investors). It represents a useful unit of measurement for the evaluation of the operating performance of the Group (as a whole and at the Business Unit level). EBIT and EBITDA are calculated as follows:

Profit (loss) before tax from continuing operations
+	Finance expenses
-	Finance income
+/-	Other expenses (income) from investments
+/-	Share of losses (profits) of associates and joint ventures accounted for using the equity method
EBIT- Operating profit (loss)
+/-	Impairment losses (reversals) on non-current assets
+/-	Losses (gains) on disposals of non-current assets
+	Depreciation and amortization
EBITDA- Operating profit (loss) before depreciation and amortization, Capital gains (losses) and Impairment reversals (losses) on non-current assets

•

the consolidated statement of comprehensive income includes the profit or loss for the year as shown in the separate consolidated income statement and all other non-owner changes in equity;

•

the consolidated statement of cash flows has been prepared by presenting cash flows from operating activities according to the “indirect method”, as permitted by IAS 7 (Statement of Cash Flows).

Furthermore, as required by Consob Resolution 15519 of July 27, 2006, in the separate consolidated income statement, income and expenses relating to non-recurring transactions or events have been specifically identified and their relative impact has been shown separately at the main intermediate result levels. Non-recurring events and transactions have been identified mainly according to the nature of the transactions. Specifically, non-recurring income (expenses) include events or transactions which by their very nature do not occur continuously during the normal course of business operations, for instance: income/expenses arising from the sale of properties, business segments and investments included under non-current assets, income/expenses stemming from corporate-related reorganizations, income/expenses arising from fines levied by regulatory agencies and impairment losses on goodwill.

Also in reference to the above Consob resolution, the amounts of the balances or transactions with related parties have been shown separately in the consolidated statements of financial position, the separate consolidated income statements and the consolidated statements of cash flows.

Segment reporting

An operating segment is a component of an entity:

•

that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity);

•

whose operating results are regularly reviewed by the entity’s chief operating decision maker (for Telecom Italia, the board of directors) in order to adopt decisions about resources to be allocated to the segment and to assess its performance; and

•

for which discrete financial information is available.

In particular, the operating segments of the Telecom Italia Group are organized according to the relative geographical localization for the telecommunications business (Domestic, Brazil and Argentina) and according to the specific businesses for the other segments.

The term “operating segment” is considered synonymous with “Business Unit”.

The operating segments of the Telecom Italia Group are as follows:

•

Domestic: includes operations for voice and data services on fixed and mobile networks for final customers (retail) and other operators (wholesale), operations of the Telecom Italia Sparkle group (international wholesale) as well as the relative support activities in Italy;

•

Brazil: includes mobile (TIM Celular) and fixed (Intelig, TIM Fiber SP and TIM Fiber RJ) telecommunications operations in Brazil;

•

Argentina: includes fixed (Telecom Argentina) and mobile (Telecom Personal in Argentina and Núcleo in Paraguay) telecommunications operations;

•

Media: includes television network operations and management;

•

Olivetti: includes activities for the manufacture of digital printing systems and office products and Information Technology services;

•

Other operations: includes finance companies and other minor companies not strictly related to the core business of the Telecom Italia Group.

Scope of consolidation

The changes in the scope of consolidation at December 31, 2011 compared to December 31, 2010 are listed below.

Entry of companies in the scope of consolidation:

Company		Business Unit	Month

Advanced Caring Center S.r.l.	new company	Olivetti	November 2011
Tim Fiber RJ S.A.	new acquisition	Brazil	October 2011
Tim Fiber SP Ltda	new acquisition	Brazil	October 2011
Tierra Argentea S.A. (formerly Inversiones Milano)	new acquisition	Other operations	August 2011
4G Holding S.p.A.	new acquisition	Domestic	July 2011
4G Retail S.r.l.	new acquisition	Domestic	July 2011
Flagship Store Firenze 1 S.r.l.	new company	Domestic	April 2011
Flagship Store Verona 1 S.r.l.	new company	Domestic	April 2011
Flagship Store Sanremo 1 S.r.l.	new company	Domestic	January 2011

Exit of companies from the scope of consolidation:

Company		Business Unit	Month

ETI – Euro Telecom International N.V.	liquidated	Other operations	December 2011
ICH– International Communication Holding N.V.	liquidated	Other operations	December 2011
Loquendo S.p.A.	sold	Domestic	September 2011

Merger of subsidiaries:

Company		Business Unit	Month

Telecom Italia Sparkle Luxembourg S.A.	Merged in Telecom Italia Sparkle S.p.A	Domestic	January 2011
TI United kingdom Ltd	Merged in Telecom Italia Sparkle S.p.A	Domestic	January 2011

A breakdown by number of the subsidiaries, associates and joint ventures of the Telecom Italia Group at December 31, 2011 and December 31, 2010 is as follows:

	12/31/2011
Companies:	Italy	Abroad	Total

subsidiaries consolidated line-by-line	45	67	112
joint ventures accounted for using the equity method	1	-	1
associates accounted for using the equity method	15	-	15
Total companies	61	67	128

	12/31/2010
Companies:	Italy	Abroad	Total

subsidiaries consolidated line-by-line	40	68	108
joint ventures accounted for using the equity method	1	-	1
associates accounted for using the equity method	15	2	17
Total companies	56	70	126

Further details are provided in the Note “List of companies of the Telecom Italia Group”.

Note 2 –
Accounting policies

Going concern

The consolidated financial statements for the year ended December 31, 2011 have been prepared on a going concern basis as there is the reasonable expectation that Telecom Italia will continue its operational activities in the foreseeable future (and in any event with a time horizon of at least twelve months).

In particular, consideration has been given to the following factors which management believes, at this time, are not such as to generate doubts as to the Group’s ability to continue as a going concern:

the main risks and uncertainties (for the most part of an external nature) to which the Group and the various activities of the Telecom Italia Group are exposed:

•

changes in the general macroeconomic condition in the Italian and South American markets;

–

variations in business conditions;

–

changes to laws and regulations (price and rate variations);

–

outcomes of disputes and litigations with regulatory authorities, competitors and other parties;

–

financial risks (interest rate and/or exchange rate trends);

•

the mix between risk capital and debt capital considered optimal as well as the policy for the remuneration of risk capital. This is described in the paragraph devoted to “Share capital information” under the Note “Equity”;

•

the policy for financial risk management (market risk, credit risk and liquidity risk). This is described in the Note “Financial risk management”.

Accounting policies and principles of consolidation

The consolidated financial statements include the financial statements of all subsidiaries from when control over such subsidiaries commences until the date that control ceases.

The closing date of the financial statements of all the subsidiaries coincides with that of the Parent, Telecom Italia.

Control exists when the Parent, Telecom Italia S.p.A., directly or indirectly, has the majority of voting rights or has the power to determine, also through contractual agreements, the financial and operating policies of an enterprise so as to obtain benefits from its activities.

In the preparation of the consolidated financial statements, the assets, the liabilities, the revenues and the expenses of the consolidated companies are consolidated on a line-by-line basis and non-controlling interests in the equity and in the profit (loss) for the year are disclosed separately under appropriate captions, respectively, in the consolidated statement of financial position, in the separate consolidated income statement and in the consolidated statement of comprehensive income.

Under IAS 27, the total comprehensive loss (including the profit or loss for the year) is attributed to the owners of the parent and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

All intragroup balances and transactions and any gains and losses arising from intragroup transactions are eliminated on consolidation.

The carrying amount of the investment in each subsidiary is eliminated against the corresponding share of equity in each subsidiary, after adjustment, if any, to fair value at the acquisition date of control. At that date, goodwill is recorded as an intangible asset, as described below, whereas any gain from a bargain purchase (or negative goodwill) is recognized in the separate consolidated income statement.

Assets and liabilities of foreign consolidated subsidiaries expressed in currencies other than euro are translated using the exchange rates in effect at the reporting date (the current method); income and expenses are translated at the average exchange rates for the year. Exchange differences resulting from the application of this method are classified as equity until the full disposal of the investment or upon loss of control of the foreign subsidiary. Upon partial disposal, without loss of control, the proportionate share of the cumulative amount of exchange differences related to the disposed interest is recognized in non-controlling interests. The cash flows of foreign consolidated subsidiaries expressed in currencies other than euro included in the consolidated statement of cash flows are translated at the average exchange rates for the year.

Goodwill and fair value adjustments arising from the allocation of the purchase price of a foreign entity are recorded in the relevant foreign currency and are translated using the year-end exchange rate.

In the consolidated financial statements, investments in associates and joint ventures are accounted for using the equity method, as provided, respectively, by IAS 28 (Investments in Associates) and IAS 31 (Interests in Joint Ventures). Associates are enterprises in which the Group holds at least 20% of the voting rights or exercises a significant influence, but no control or joint control over the financial and operating policies.

In particular, under the equity method, the investment is initially recognized at cost and adjusted thereafter for the post-acquisition change in the investor’s share of net assets of the investee. The profit or loss of the investor includes the investor's share of the profit or loss of the investee.

The consolidated financial statements include the Group’s share of profits (losses) of associates and joint ventures accounted for using the equity method from the date that significant influence or joint control commences until the date such circumstances cease. When the Group’s share of losses of an associate or a joint venture, if any, exceeds the carrying amount of the investment on the Group’s statement of financial position, the carrying amount of the investment is reduced to zero and the share of further losses is not recognized except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the investee.

Gains and losses arising from transactions with associates or joint ventures are eliminated to the extent of the Group’s interest in those entities.

Under IAS 27, changes in a parent’s ownership interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions. In such circumstances, the carrying amounts of the controlling and non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiary. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to the owners of the Parent.

Intangible assets

Goodwill

Under IFRS 3 (Business Combinations), goodwill is recognized as of the acquisition date of control of a business and measured as the excess of (a) over (b) below:

a)

the aggregate of:

–

the consideration transferred (measured in accordance with IFRS 3; it is generally recognized on the basis of the acquisition date fair value);

–

the amount of any non-controlling interest in the acquiree measured at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets;

–

in a business combination achieved in stages, the acquisition date fair value of the acquirer’s previously held equity interest in the acquiree.

b)

the acquisition date fair value of the identifiable assets acquired net of the identifiable liabilities assumed measured at the acquisition date of control.

IFRS 3 requires, inter alia, the following:

•

Incidental costs incurred in connection with a business combination are charged to the separate consolidated income statement;

•

in a business combination achieved in stages, the acquirer must remeasure its previously held equity interest in the acquiree at its fair value at the acquisition date of control and recognize the resulting gain or loss, if any, in the separate consolidated income statement.

Goodwill is classified in the statement of financial position as an intangible asset with an indefinite useful life.

Goodwill initially recorded, is subsequently reduced only for impairment losses. Further details are provided in the accounting policy “Impairment of tangible and intangible assets – Goodwill”, below. In case of loss of control of a subsidiary, the relative amount of goodwill is taken into account in calculating the gain or loss on disposal.

In the context of IFRS first-time adoption, the Group elected not to apply IFRS 3 (Business Combinations) retrospectively to those business combinations which had arisen before January 1, 2004. As a consequence, goodwill on acquisitions before the date of transition to IFRS was brought forward at the previous Italian GAAP amounts, and was tested for impairment at that date.

Other intangible assets with an indefinite useful life

Intangible assets with an indefinite useful life are not amortized systematically. Instead, they undergo impairment testing at least annually.

Development costs

Costs incurred internally for the development of new products and services represent either intangible assets (mainly costs for software development) or tangible assets generated internally. Such costs are capitalized only when all the following conditions are satisfied: i) the cost attributable to the development phase of the asset can be measured reliably, ii) there is the intention, the availability of financial resources and the technical ability to complete the asset and make it available for use or sale and iii) it can be demonstrated that the asset will be able to generate future economic benefits.

Capitalized development costs comprise only expenditures that can be attributed directly to the development process of new products and services and are amortized systematically over the estimated product or service life so that the amortization method reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the entity.

Other intangible assets with a finite useful life

Other purchased or internally-generated assets with a finite useful life are recognized as assets, in accordance with IAS 38 (Intangible Assets), where it is probable that the use of the asset will generate future economic benefits and where the cost of the asset can be measured reliably.

Such assets are recorded at purchase or production cost and amortized on a straight-line basis over their estimated useful lives; the amortization rates are reviewed annually and revised if the current estimated useful life is different from that estimated previously. The effect of such changes is recognized in the separate consolidated income statement prospectively.

For a small portion of mobile and broadband offerings, the Group capitalizes directly attributable subscriber acquisition costs (represented by commissions for the sales network and subsidies for the purchase of handsets) when the following conditions are met:

•

the capitalized costs can be measured reliably;

•

there is a contract binding the customer for a specific period of time;

•

it is probable that the amount of the capitalized costs will be recovered through the revenues generated by the services contractually provided, or, where the customer withdraws from the contract in advance, through the collection of the penalty.

Capitalized subscriber acquisition costs are amortized on a straight-line basis over the expected minimum period of the underlying contract (between 12 and 24 months).

In all other cases, subscriber acquisition costs are expensed when incurred.

Tangible assets

Property, plant and equipment owned

Property, plant and equipment owned is stated at acquisition or production cost. Subsequent expenditures are capitalized only if they increase the future economic benefits embodied in the related item of property, plant and equipment. All other expenditures are expensed as incurred.

Cost also includes the expected costs of dismantling the asset and restoring the site if a legal or constructive obligation exists. The corresponding liability is recognized when the obligation arises in the statement of financial position under provisions at its present value. These capitalized costs are depreciated and charged to the separate consolidated income statement over the useful life of the related tangible assets.

The recalculation of estimates for dismantling costs, discount rates and the dates in which such costs are expected to be incurred is reviewed annually, at each financial year-end. Changes in the above liability must be recognized as an increase or decrease of the cost of the relative asset; the amount deducted from the cost of the asset must not exceed its carrying amount. The excess, if any, should be recorded immediately in the separate consolidated income statement, conventionally, in the line item Depreciation.

Depreciation of property, plant and equipment owned is calculated on a straight-line basis over the estimated useful life of the assets.

The depreciation rates are reviewed annually and revised if the current estimated useful life is different from that estimated previously. The effect of such changes is recognized in the separate consolidated income statement prospectively.

Land, including land pertaining to buildings, is not depreciated.

Assets held under finance leases

Assets held under finance leases, in which substantially all the risks and rewards of ownership are transferred to the Group, are initially recognized as assets of the Group at fair value or, if lower, at the present value of the minimum lease payments, including bargain purchase options. The corresponding liability due to the lessor is included in the statement of financial position under financial liabilities.

Lease payments are apportioned between interest (recognized in the separate consolidated income statement) and principal (recognized as a deduction from liabilities). This split is determined so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Furthermore, gains realized on sale and leaseback transactions that are recorded under finance lease contracts are deferred over the lease term.

The depreciation policy for depreciable assets held under finance leases is consistent with that for depreciable assets that are owned. If there is no reasonable certainty over the acquisition of the ownership of the asset at the end of lease period, assets held under finance leases are depreciated over the shorter of the lease term and their useful lives.

Leases where the lessor retains substantially all the risks and rewards of ownership of the assets are accounted for as operating leases. Operating lease rentals are charged to the separate consolidated income statement on a straight-line basis over the lease term.

Capitalized borrowing costs

Under IAS 23 (Borrowing Costs), the Group capitalizes borrowing costs only if they are directly attributable to the acquisition, construction or production of a qualifying asset, that is an asset that takes a substantial period of time (conventionally more than 12 months) to get ready for its intended use or sale.

Capitalized borrowing costs are recorded in the separate consolidated income statement and deducted directly from the “finance expenses” to which they refer.

Impairment of intangible and tangible assets

Goodwill

Goodwill is tested for impairment at least annually or more frequently whenever events or changes in circumstances indicate that goodwill may be impaired, as set forth in IAS 36 (Impairment of Assets); however, when the conditions that gave rise to an impairment loss no longer exist, the original amount of goodwill is not reinstated.

The test is generally conducted at the end of every year so the date of testing is the year-end closing date of the financial statements. Goodwill acquired and allocated during the year is tested for impairment at the end of the year in which the acquisition and allocation took place.

To test for impairment, goodwill is allocated, at the date of acquisition, to each cash-generating unit or group of cash-generating units which is expected to benefit from the acquisition.

If the carrying amount of the cash-generating unit (or group of cash-generating units) exceeds the recoverable amount, an impairment loss is recognized in the separate consolidated income statement. The impairment loss is first recognized as a deduction of the carrying amount of goodwill allocated to the cash-generating unit (or group of cash-generating units) and then only applied to the other assets of the cash-generating unit in proportion to their carrying amount, up to the recoverable amount of the assets with a finite useful life. The recoverable amount of a cash-generating unit (or group of cash-generating units) to which goodwill is allocated is the higher of fair value less costs to sell and its value in use.

In calculating the value in use, the estimated future cash flows are discounted to present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. The future cash flows are those arising from an explicit time horizon of three years as well as those extrapolated to estimate the terminal value. The long-term growth rate used to estimate the terminal value of the cash-generating unit (or group of cash-generating units) is assumed not to be higher than the average long-term growth rate of the segment, country or market in which the cash-generating unit (or group of cash-generating units) operates.

The value in use of cash-generating units which operate in a foreign currency is estimated in the local currency by discounting cash flows to present value on the basis of an appropriate rate for that currency. The present value obtained is translated to Euro at the spot rate on the date of the impairment test (in the case of the Telecom Italia Group, the date of the financial statements).

Future cash flows are estimated by referring to the current operating conditions of the cash generating unit (or group of cash-generating units) and, therefore, do not include either benefits originating from future restructuring for which the entity is not yet committed, or future investments for the improvement or optimization of the cash-generating unit.

For the purpose of calculating impairment, the carrying amount of the cash-generating unit is established based on the same criteria used to determine the recoverable amount of the cash generating unit, excluding surplus assets (that is, financial assets, deferred tax assets and net non-current assets held for sale) and includes the goodwill attributable to non-controlling interests.

After conducting the goodwill impairment test for the cash-generating unit (or groups of cash-generating units), a second level of impairment testing is carried out which includes the corporate assets which do not generate positive cash flows and which cannot be allocated by a reasonable and consistent criterion to the single units. At this second level, the total recoverable amount of all cash-generating units (or groups of cash-generating units) is compared to the carrying amount of all cash-generating units (or groups of cash-generating units), including also those cash-generating units to which no goodwill was allocated, and the corporate assets.

Intangible and tangible assets with a finite useful life

At every closing date, the Group assesses whether there are any indications of impairment of intangible and tangible assets with a finite useful life. Both internal and external sources of information are used for this purpose. Internal sources include obsolescence or physical damage, and significant changes in the use of the asset and the economic performance of the asset compared to estimated performance. External sources include the market value of the asset, changes in technology, markets or laws, increases in market interest rates and the cost of capital used to evaluate investments, and an excess of the carrying amount of the net assets of the Group over market capitalization.

When indicators of impairment exist, the carrying amount of the assets is reduced to the recoverable amount. The recoverable amount of an asset is the higher of fair value less costs to sell and its value in use. In calculating the value in use, the estimated future cash flows are discounted to present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Impairment losses are recognized in the separate consolidated income statement.

When the conditions that gave rise to an impairment loss no longer exist, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, up to the carrying amount that would have been recorded had no impairment loss been recognized. The reversal of an impairment loss is recognized as income in the separate consolidated income statement.

Financial instruments

Other investments

Other investments (other than those in subsidiaries, associates and joint ventures) are classified as non-current or current assets if they will be kept in the Group’s portfolio for a period of more or not more than 12 months, respectively.

Upon acquisition, investments are classified in the following categories:

•

“available-for-sale financial assets”, as non-current or current assets;

•

“financial assets at fair value through profit or loss”, as current assets held for trading.

Other investments classified as “available-for-sale financial assets” are measured at fair value; changes in the fair value of these investments are recognized in a specific equity reserve (Reserve for available-for-sale financial assets) until the financial asset is disposed of or impaired, at which time the equity reserve is reversed to the separate consolidated income statement.

Other unlisted investments classified as “available-for-sale financial assets” whose fair value cannot be measured reliably are measured at cost adjusted by any impairment losses which are recognized in the separate consolidated income statement, as required by IAS 39.

Impairment losses recognized on other investments classified as “available-for-sale financial assets” are not reversed.

Changes in the value of other investments classified as “financial assets at fair value through profit or loss” are recognized directly in the separate consolidated income statement.

Securities other than investments

Securities other than investments classified as non-current assets are those held to maturity. The assets are recorded on the trade date and, on initial recognition, are stated at acquisition cost, including transaction costs, and subsequently measured at amortized cost.

Amortized cost represents the initial cost of the financial instrument net of principal repayments received, adjusted (up or down) by the amortization of any differences between the initial amount and the maturity amount using the effective interest method, less any writedown for impairment or uncollectibility, if any.

Securities other than investments classified as current assets are those that, by decision of the directors, are intended to be kept in the Group’s portfolio for a period of not more than 12 months, and are included in the following categories:

•

held to maturity (originally more than 3 months but less than 12 months, or, with an original maturity of more than 12 months but the remaining maturity at the date of purchase is more than 3 months but less than 12 months) and measured at amortized cost;

•

held for trading and measured at fair value through profit or loss;

•

available-for-sale and measured at fair value with a contra-entry to an equity reserve.

Changes in the value of available-for-sale financial assets are recognized in an equity reserve (Reserve for available-for-sale financial assets) until the financial asset is disposed of or impaired, at which time the equity reserve is reversed to the separate consolidated income statement.

When the conditions that gave rise to impairment losses on securities other than investments held to maturity or classified as “available-for-sale financial assets” no longer exist, the impairment losses are reversed.

Receivables and loans

Receivables and loans classified as either non-current or current assets are initially recognized at fair value and subsequently measured at amortized cost.

Cash and cash equivalents

Cash and cash equivalents are recorded, according to their nature, at nominal value or amortized cost.

Cash equivalents are short-term and highly liquid investments that are readily convertible to known amounts of cash, subject to an insignificant risk of changes in value and their original maturity or the remaining maturity at the date of purchase does not exceed 3 months.

Impairment of financial assets

At every closing date, assessments are made as to whether there is any objective evidence that a financial asset or a group of financial assets may be impaired. If any such evidence exists, an impairment loss is recognized in the separate consolidated income statement for financial assets measured at cost or amortized cost; for “available-for-sale financial assets” reference should be made to the accounting policy reported previously.

Financial liabilities

Financial liabilities comprise financial debt, including advances received on the assignment of accounts receivable and other financial liabilities such as derivatives and finance lease obligations.

In accordance with IAS 39, they also include trade and other payables.

Financial liabilities other than derivatives are initially recognized at fair value and subsequently measured at amortized cost. Amortized cost represents the initial amount net of principal repayments made, adjusted (up or down) by the amortization of any differences between the initial amount and the maturity amount using the effective interest method.

Financial liabilities hedged by derivative instruments designed to manage exposure to changes in fair value of the liabilities (fair value hedge derivatives) are measured at fair value in accordance with the hedge accounting principles of IAS 39. Gains and losses arising from re-measurement at fair value, to the extent of the hedged component, are recognized in the separate consolidated income statement and are offset by the effective portion of the gain or loss arising from re-measurement at fair value of the hedging instrument.

Financial liabilities hedged by derivative instruments designed to manage exposure to variability in cash flows (cash flow hedge derivatives) are measured at amortized cost in accordance with the hedge accounting principles of IAS 39.

Derivatives

Derivatives are used by the Telecom Italia Group to manage its exposure to exchange rate and interest rate risks and to diversify the parameters of debt so that costs and volatility can be reduced to within pre-established operational limits.

In accordance with IAS 39, derivative financial instruments qualify for hedge accounting only when:

a)

at the inception of the hedge, the hedging relationship is formally designated and documented;

b)

the hedge is expected to be highly effective;

c)

its effectiveness can be reliably measured;

d)

the hedge is highly effective throughout the financial reporting periods for which it is designated.

All derivative financial instruments are measured at fair value in accordance with IAS 39.

When derivative financial instruments qualify for hedge accounting, the following accounting treatment applies:

•

Fair value hedge – Where a derivative financial instrument is designated as a hedge of the exposure to changes in fair value of an asset or liability due to a particular risk, the gain or loss from re-measuring the hedging instrument at fair value is recognized in the separate consolidated income statement. The gain or loss on the hedged item attributable to the hedged risk adjusts the carrying amount of the hedged item and is recognized in the separate consolidated income statement.

•

Cash flow hedge – Where a derivative financial instrument is designated as a hedge of the exposure to variability in cash flows of an asset or liability or a highly probable forecasted transaction, the effective portion of any gain or loss on the derivative financial instrument is recognized directly in a specific equity reserve (Reserve for cash flow hedges). The cumulative gain or loss is removed from equity and recognized in the separate consolidated income statement at the same time as the hedged transaction affects the separate consolidated income statement. The gain or loss associated with the ineffective portion of a hedge is recognized in the separate consolidated income statement immediately. If the hedged transaction is no longer probable, the cumulative gains or losses included in the equity reserve are immediately recognized in the separate consolidated income statement.

If hedge accounting is not appropriate, gains or losses arising from the measurement of the fair value of derivative financial instruments are directly recognized in the separate consolidated income statement.

Sales of receivables

The Telecom Italia Group carries out sales of receivables under factoring arrangements in accordance with Law 52/1991. These sales, in the majority of cases, are characterized by the transfer of substantially all the risks and rewards of ownership of the receivables to third parties, meeting IAS 39 requirements for derecognition. Specific servicing contracts, through which the buyer institutions conferred a mandate to Telecom Italia S.p.A. for the collection and management of the receivables, leave the current Company/customer relationship unaffected.

Amounts due from customers on construction contracts

Amounts due from customers under construction contracts, regardless of the duration of the contracts, are recognized in accordance with the percentage of completion method and classified under current assets.

Losses on such contracts, if any, are recorded in full in the separate consolidated income statement when they become known.

Inventories

Inventories are measured at the lower of purchase and production cost and estimated realizable value; cost is determined on a weighted average basis. Provision is made for obsolete and slow-moving inventories based on their expected future use and estimated realizable value.

Non-current assets held for sale/Discontinued operations

Non-current assets or disposal groups whose carrying amount will mainly be recovered through sale, rather than through ongoing use, are classified as held for sale and shown separately from the other statement of financial position assets and liabilities. The corresponding amounts for the previous period are not reclassified.

An operating asset sold (Discontinued Operations) is a component of an entity that has been divested or classified as held for sale and:

•

represents a major line of business or geographical area of operations;

•

is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or

•

is a subsidiary acquired exclusively with a view to resale.

The results arising from Discontinued Operations – whether disposed of or classified as held for sale – are shown separately in the separate consolidated income statement, net of tax effects. The corresponding values for the previous periods, where present, are reclassified and reported separately in the separate consolidated income statement, net of tax effects, for comparative purposes.

Non-current assets or disposal groups classified as held for sale are first recognized in compliance with the appropriate IFRS applicable to the specific assets and liabilities and subsequently measured at the lower of the carrying amount and the fair value, less costs to sell.

Any subsequent impairment losses are recognized as a direct adjustment to the non-current assets or disposal groups classified as held for sale and expensed in the separate consolidated income statement.

An entity shall recognize a gain for any subsequent increase in fair value less costs to sell of an asset, but not in excess of the cumulative impairment loss that has been recognized.

Employee benefits

Provision for employee severance indemnity

Employee severance indemnity, mandatory for Italian companies pursuant to art. 2120 of the Italian Civil Code, is deferred compensation and is based on the employees’ years of service and the compensation earned by the employee during the service period.

Under IAS 19 (Employee Benefits), the employee severance indemnity as calculated is considered a “Defined benefit plan” and the related liability recognized in the statement of financial position (Provision for employee severance indemnities) is determined by actuarial calculations. As allowed by IAS 19, the Telecom Italia Group has elected to recognize all actuarial gains and losses in the separate consolidated income statement as they arise.

The expenses relative to the increase in the present value of the severance indemnity liability, as the time for payment of the benefit approaches, are included in the separate consolidated income statement under “Employee benefits expenses”.

Starting from January 1, 2007, Italian Law provides that employees may choose the destination of their accruing employee severance indemnity either to supplementary pension funds or to the company. Companies that employ at least 50 employees are obliged to transfer the employee severance indemnity to the “Treasury fund” managed by INPS. Consequently, the Group’s obligation to INPS and the contributions to supplementary pension funds take the form, under IAS 19, of “Defined contribution plans” whereas the amounts recorded in the provision for employee severance indemnities retain the nature of “Defined benefit plans”.

Equity compensation plans

The companies of the Group provide additional benefits to certain managers and employees of the Group through equity compensation plans (stock options, long-term incentive plans and broad-based employee share ownership plan). The above plans are recognized in accordance with IFRS 2 (Share-Based Payment).

In accordance with IFRS 2, such plans represent a component of the beneficiaries’ compensation. Therefore, for the plans that provide for compensation in equity instruments, the cost is represented by the fair value of such instruments at the grant date, and is recognized in the separate consolidated income statement in “Employee benefits expenses” over the period between the grant date and vesting date with a contra-entry to an equity reserve denominated “Other equity instruments”. Changes in the fair value subsequent to the grant date do not affect the initial measurement. At the end of each year, adjustments are made to the estimate of the number of rights that will vest up to expiry. The impact of the change in estimate is deducted from “Other equity instruments” with a contra-entry to “Employee benefits expenses”.

For the plans subject to vesting conditions, when such conditions are not met, the amount recognized in “Other equity instruments” must be reclassified to “Other reserves”.

For the portion of the plans that provide for the payment of compensation in cash, the amount is recognized in liabilities as a contra-entry to “Employee benefits expenses”; at the end of each year such liability is measured at fair value.

Provisions

The Group records provisions for risks and charges when it has a present obligation, legal or constructive, to a third party, as a result of a past event, when it is probable that an outflow of Group resources will be required to satisfy the obligation and when the amount of the obligation can be estimated reliably.

If the effect of the time value is material, and the payment date of the obligations can be reasonably estimated, provisions to be accrued are the present value of the expected cash flows, taking into account the risks associated with the obligation. The increase in the provision due to the passage of time is recognized as “Finance expenses”.

Treasury shares

Treasury shares are recognized as a deduction from equity. In particular, the nominal amount of treasury shares is reported as a deduction from the share capital issued while the excess cost of acquisition over the nominal amount is presented as a deduction from “Other reserves and retained earnings (accumulated losses), including profit (loss) for the year”.

Foreign currency transactions

Transactions in foreign currencies are recorded at the foreign exchange rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rate prevailing at the balance sheet date. Exchange differences arising from the settlement of monetary items or from their conversion at rates different from those at which they were initially recorded during the year or at the end of the prior year, are recognized in the separate consolidated income statement.

Revenues

Revenues include only the gross inflows of economic benefits received and receivable by the entity on its own account. Amounts collected on behalf of third parties such as sales taxes, goods and services taxes and value added taxes are not economic benefits which flow to the entity and do not result in increases in equity. Therefore, they are excluded from revenues.

Revenues are recognized to the extent that it is probable that economic benefits will flow to the Group and their amount can be measured reliably. Revenues are stated net of discounts, allowances, and returns.

•

Revenues from services rendered

Revenues from services rendered are recognized in the separate consolidated income statement according to the stage of completion of the service and only when the outcome of the service rendered can be estimated reliably.

Traffic revenues from interconnection and roaming are reported gross of the amounts due to other TLC operators.

Revenues for delivering information or other content are recognized on the basis of the amount invoiced to the customer, when the service is rendered directly by the Group. In the event that the Group is acting as agent (for example non-geographic numbers) only the commission received from the content provider is recognized as revenue.

Revenues from the activation of telephone services (as well as the related costs) are deferred over the expected duration of the relationship with the customer (generally 8 years for retail customers and 3 years for wholesale customers). In particular, costs from the activation of telephone services are deferred taking also into account the reasonable expectations of cash flows arising from these services.

Revenues from prepaid traffic are recorded on the basis of the minutes used at the contract price per minute. Deferred revenues for unused minutes are recorded in “Trade and miscellaneous payables and other current liabilities” in the statement of financial position.

•

Revenues from sales and bundled offerings

Revenues from sales (telephone and other equipment) are recognized when the significant risks and rewards of ownership are transferred to the buyer.

For offerings which include the sale of mobile handsets and service contracts, the Telecom Italia Group recognizes revenues related to the sale of the handset when it is delivered to the final customer whereas traffic revenues are recorded on the basis of the minutes used; the related subscriber acquisition costs, including handset subsidies and sales commissions, are expensed as incurred. The revenues allocated to the handset sale are limited to the contract amount that is not contingent upon the rendering of telecommunication services, i.e. the residual of the amount paid by the customer exceeding the services value.

A small portion of the offerings in the mobile and broadband businesses are contracts with a minimum contractual period between 12 and 24 months which include an enforced termination penalty. For these contracts, the subscriber acquisition costs are capitalized under “Intangible assets with a finite useful life” if the conditions for capitalization as described in the related accounting policy are met.

•

Revenues on construction contracts

Revenues on construction contracts are recognized based on the stage of completion (percentage of completion method).

Research costs and advertising expenses

Research costs and advertising expenses are charged directly to the separate consolidated income statement in the year in which they are incurred.

Finance income and expenses

Finance income and expenses are recognized on an accrual basis and include interest accrued on the related financial assets and liabilities using the effective interest rate method, the changes in fair value of derivatives and other financial instruments measured at fair value through profit or loss, gains and losses on foreign exchange and financial instruments (including derivatives).

Dividends

Dividends received from companies other than subsidiaries, associates and joint ventures are recognized in the separate consolidated income statement in the year in which they become receivable following the resolution by the shareholders’ meeting for the distribution of dividends of the investee companies.

Dividends payable to third parties are reported as a change in equity in the year in which they are approved by the shareholders’ meeting.

Taxes

Income taxes include all taxes calculated on the basis of the taxable income of the companies of the Group.

Income taxes are recognized in the separate consolidated income statement, except to the extent that they relate to items directly charged or credited to equity, in which case the related tax is recognized in the relevant equity reserves. The Statement of comprehensive income indicates the amount of income taxes relating to each item included as “Other components of the Statements of comprehensive income”.

The income tax expense that could arise on the remittance of a subsidiary’s retained earnings is only recognized where there is the actual intention to remit such earnings.

Deferred tax liabilities/assets are recognized using the “Balance sheet liability method”. They are calculated on all temporary differences that arise between the tax base of an asset or liability and the carrying amounts in the consolidated financial statements except for non tax-deductible goodwill and for those differences related to investments in subsidiaries which will not reverse in the foreseeable future. Deferred tax assets relating to unused tax loss carryforwards are recognized to the extent that it is probable that future taxable income will be available against which they can be utilized. Current and deferred tax assets and liabilities are offset when the income taxes are levied by the same tax authority and there is a legally enforceable right of offset. Deferred tax assets and liabilities are determined based on enacted tax rates in the respective jurisdictions in which the Group operates that are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Taxes, other than income taxes, are included in “Other operating expenses”.

Earnings per share

Basic earnings per ordinary share is calculated by dividing the Group’s profit attributable to ordinary shares by the weighted average number of ordinary shares outstanding during the year, excluding treasury shares. Similarly, basic earnings per savings share is calculated by dividing the Group’s profit attributable to savings shares by the weighted average number of savings shares outstanding during the year. For diluted earnings per ordinary share, the weighted average number of shares outstanding is adjusted by all dilutive potential shares (for example, the exercise of rights on shares with dilutive effects). The Group profit is also adjusted to reflect the impact of these transactions net of the related tax effects.

Use of estimates

The preparation of consolidated financial statements and related disclosure in conformity with IFRS requires management to make estimates and assumptions based also on subjective judgments, past experience and hypotheses considered reasonable and realistic in relation to the information known at the time of the estimate. Such estimates have an effect on the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the amount of revenues and costs during the year. Actual results could differ, even significantly, from those estimates owing to possible changes in the factors considered in the determination of such estimates. Estimates are reviewed periodically.

The most important accounting estimates which require a high degree of subjective assumptions and judgments are addressed below.

Financial statement line item/area	Accounting estimates

Goodwill

The impairment test on goodwill is carried out by comparing the carrying amount of cash-generating units and their recoverable amount. The recoverable amount of a cash-generating unit is the higher of fair value, less costs to sell, and its value in use. This complex valuation process entails the use of methods such as the discounted cash flow method which uses assumptions to estimate cash flows. The recoverable amount depends significantly on the discount rate used in the discounted cash flow model as well as the expected future cash flows and the growth rate used for the extrapolation. The key assumptions used to determine the recoverable amount for the different cash generating units, including a sensitivity analysis, are detailed in the Note “Goodwill”.

Business combinations

The recognition of business combinations requires that assets and liabilities of the acquiree be recorded at their fair value at the acquisition date of control, as well as the possible recognition of goodwill, through the use of a complex estimation process in determining such values.

Bad debt provision	The recoverability of receivables is measured by considering the uncollectibility of receivables, their age and losses on receivables recognized in the past by type of similar receivables.
Depreciation and amortization expense

Changes in the economic conditions of the markets, technology and competitive forces could significantly affect the estimated useful lives of tangible and intangible non-current assets and may lead to a difference in the timing and amount of depreciation and amortization expense.

Provisions, contingent liabilities and employee benefits

As regards the provisions for restoration costs, the estimate of future costs to dismantle tangible assets and restore the site is a complex process that requires an assessment of the liability arising from such obligations which seldom are entirely defined by law, administrative regulations or contract clauses and which normally are to be complied with after an interval of several years.

Provisions for legal, arbitration and fiscal disputes are the result of a complex estimation process based upon the probability of an unfavorable outcome.

Employee benefits, especially the provision for employee severance indemnities, are calculated using actuarial assumptions; changes in such assumptions could have a material impact on such liabilities.

Revenues

Revenue recognition is influenced by:

•

the expected duration of the relationship with the customer for revenues from telephone service activations (as well as the related costs);

•

the estimate of the amount of discounts, allowances and returns to be recorded as a direct deduction from revenues.

Income taxes

Income taxes (current and deferred) are calculated in each country in which the Group operates according to a prudent interpretation of the tax laws in effect. This process sometimes involves complex estimates to determine taxable income and deductible and taxable temporary differences between the carrying amounts and the taxable amounts. In particular, deferred tax assets are recognized to the extent that future taxable income will be available against which they can be utilized. The measurement of the recoverability of deferred tax assets, recognized based on both unused tax loss carryforwards to future years and deductible differences, takes into account the estimate of future taxable income and is based on conservative tax planning.

Derivative instruments and equity instruments

The fair value of derivative instruments and equity instruments is determined on the basis of either prices in regulated markets or quoted prices provided by financial counterparts, or using valuation models which also take into account subjective measurements such as, for example, cash flow estimates, expected volatility of prices, etc.

In the absence of a Standard or an Interpretation that specifically applies to a particular transaction, management carefully considers subjective valuation techniques and uses its judgment as to the accounting methods to adopt with a view to providing financial statements which faithfully represent the financial position, the results of operations and the cash flows of the Group, which reflect the economic substance of the transactions, are neutral, prepared on a prudent basis and complete in all material respects.

New Standards and Interpretations approved by the EU in force from January 1, 2011

As required by IAS 8 (Accounting Policies, Changes in Accounting Estimates and Errors), the following new principles and interpretations (amendments and improvements included), in force from January 1, 2011, govern situations that do not exist within the Group at the date of these consolidated financial statements, but may affect the accounting for future transactions or agreements:

•

Amendments to IAS 32 (Classification of Rights Issues);

•

Amendments to IAS 24 (Related Party Disclosures);

•

Amendments to IFRIC 14 (Prepayments of a Minimum Funding Requirement);

•

IFRIC 19 (Extinguishing Financial Liabilities with Equity Instruments);

•

Improvements to IFRSs – issued in 2010.

New Standards and Interpretations approved by the EU not yet in force

During 2011, certain amendments to IFRS 7 (Disclosures—Transfers of Financial Assets) were approved by the European Union. These amendments must be adopted from January 1, 2012. It is expected that they will not have a significant effect on the consolidated financial statements of the Group.

Note 3 –
Business combinations

Acquisition of the 4GHolding group (4GH)

On July 27, 2011, Telecom Italia, after having received authorization from the Antitrust Authority, finalized the acquisition of a 71% interest in the company 4G Holding S.p.A., which in turn holds a 100% interest in 4G Retail S.r.l. The acquisition had a total impact on net financial debt of 27.4 million euros as a result of the outlay of about 8.6 million euros (including incidental expenses) and the consolidation of the financial debt of the acquired companies. The transaction was carried out through TLC Commercial Services S.r.l., a wholly-owned subsidiary of the Parent.

The acquisition of the 4G Holding group, with its approximate 200 points-of-sale located in the most important shopping malls in Italy, will enable the Telecom Italia to reinforce its positioning in the retail distribution market specialized in the sale of telephony equipment and broaden its nationwide presence.

In view of the reciprocal commitments already undertaken by the Telecom Italia Group and the actual sole minority shareholder, Gir S.r.l., as regards the future transfer of the shares held by the latter, the accounting effects of the business combination have been calculated based on an economic interest of 100% in the 4GH group and, as set forth in IFRS 3, can be summarized as follows:

•

the measurement of the interest acquired is equal to 16 million euros and is inclusive of the measurement of the future acquisition of the interest held by the minority shareholder;

•

all the assets acquired and the liabilities assumed of the acquired group have been measured for their recognition at fair value. During the course of 2012 - and in any case within 12 months of the acquisition – the provisional amounts of the assets and liabilities recorded at the acquisition date could be adjusted with retroactive effect to take into account their acquisition-date fair value with the consequent recalculation of goodwill. Besides the amounts of the assets acquired and liabilities assumed, goodwill was recognized for 16 million euros, calculated as illustrated in the following table:

(millions of euros)		Fair value amounts
Measurement of consideration	(a)	16
Value of assets acquired	(b)	67
Value of liabilities assumed	(c)	(67)
Goodwill	(a–b-c)	16

The most important acquisition-date amounts of the assets and liabilities of the 4GH group are summarized as follows:

4GH group – acquisition-date amounts

(millions of euros)		Fair value amounts	Carrying amounts

Goodwill deriving from business combinations		16	-
Other non-current assets		22	29
Current assets		45	45
Total assets	(a)	83	74
Total non-current liabilities		12	5
Total current liabilities		55	55
Total liabilities	(b)	67	60
Net assets	(a-b)	16	14

Had the acquisition operation been finalized on January 1, 2011, higher revenues would have been recorded for about 30 million euros in the consolidated financial statements of the Telecom Italia Group without any significant effects on the net loss for the year.

Acquisition of Tim Fiber SP and Tim Fiber RJ

On October 31, 2011, through the subsidiary Tim Celular S.A., telecommunications infrastructure operators in the states of São Paulo and Rio de Janeiro were acquired from Companhia Brasiliana de Energia and the companies were renamed Tim Fiber SP and Tim Fiber RJ. The acquisition had a total impact on net financial debt of 686 million euros as a result of the outlay of about 656 million euros (including transactions costs) and the consolidation of the financial debt of the acquired group.

As a result of the above operation, a 100% interest has been acquired in the company Tim Fiber SP and a 98.3% interest, subsequently increased to 99.1%, in the company Tim Fiber RJ. A tender offer was made to purchase the remaining 0.9% of the latter which was concluded at the end of February 2012 and brought the percentage interest to 99.7%. The accounting effects of the business combination have been calculated based on 100% ownership, as set forth in IFRS 3, and can be summarized as follows on a provisional basis:

•

the measurement of the consideration for both companies is equal to 657 million euros and is inclusive of the non-controlling interest which is in the process of being acquired;

•

all the assets acquired and the liabilities assumed of the acquired group have been measured for their recognition at fair value. During the course of 2012 - and in any case within 12 months of acquisition – the provisional amounts of the assets and liabilities recorded at the acquisition date could be adjusted with retroactive effect to take into account their acquisition-date fair value with the consequent recalculation of goodwill. Besides the amounts of the assets acquired and liabilities assumed, total goodwill was recognized for 556 million euros, calculated as illustrated in the following table:

(millions of euros)		Tim Fiber SP Fair value amount	Tim Fiber RJ Fair value amount	Total
Measurement of consideration	(a)	461	196	657
Value of net assets acquired	(b)	53	48	101
Goodwill	(a–b)	408	148	556

The most important acquisition-date amounts of the assets and liabilities of the companies Tim Fiber SP and Tim Fiber RJ are summarized as follows:

Tim Fiber SP and Tim Fiber RJ – acquisition-date amounts

(millions of euros)		Tim Fiber SP Fair value amount	Tim Fiber SP Carrying amounts	Tim Fiber RJ Fair value amount	Tim Fiber RJ Carrying amounts

Goodwill arising from the business combinations		408		148
Other non-current assets		77	77	54	54
Current assets		23	23	16	16
Total assets	(a)	508	100	218	70
Total non-current liabilities		32	32	10	10
Total current liabilities		15	15	12	12
Total liabilities	(b)	47	47	22	22
Net assets	(a-b)	461	53	196	48

Had the acquisition operation been finalized on January 1, 2011, higher revenues would have been recorded for about 60 million euros in the consolidated financial statements of the Telecom Italia Group without any significant effects on the net loss for the year.

Acquisition of control of Sofora Telecomunicaciones S.A.

On October 13, 2010, once the necessary government authorizations were obtained, an agreement was formalized for the transfer of an 8% interest in Sofora Telecomunicaciones S.A. (“Sofora”) – the holding company which controls Telecom Argentina – from the Werthein group to Telecom Italia International, as established in the agreements signed between the Telecom Italia Group and the Werthein group on August 5, 2010.

The accounting effects of the business combination, as set forth in IFRS 3, can be summarized as follows:

•

the measurement of the interest acquired is equal to 130 million euros and corresponds to the fair value of the options relinquished by the Telecom Italia Group. Such measurement also includes the control premium;

•

the interest held in the Sofora group before acquisition of control, previously accounted for using the equity method, was remeasured at fair value at the acquisition date of control and the value came to about 394 million euros. This remeasurement produced a positive impact on the 2010 separate consolidated of income statement of 266 million euros, net of the reversal in the separate consolidated income statement of the reserve for negative exchange differences;

•

all the assets acquired and liabilities assumed were measured for their recognition at fair value. During the course of 2011 the provisional amounts of the assets and liabilities recorded at the acquisition date were adjusted with retroactive effect to take into account their acquisition-date fair value with the consequent recalculation of goodwill. Besides the amounts allocated to the assets acquired and the liabilities assumed, goodwill was recognized for 177 million euros, calculated as illustrated in the following table:

(millions euros)		Final fair value amounts 2011	Provisional amounts (Financial Statements 2010)	Change

Measurement of interest acquired		130	130	-
Fair Value of interest held in the Sofora group before acquisition of control		394	394	-
Amount of net assets allocated to the non-controlling interests		1,948	2,003	(55)
Total	(a)	2,472	2,527	(55)
Net assets acquired	(b)	2,295	2,361	(66)
Goodwill	(a–b)	177	166	11

The most important acquisition-date amounts of the assets and liabilities of the Sofora group (Argentina) are summarized as follows:

Sofora group – acquisition-date amounts

(millions of euros)		Final fair value amounts 2011	Provisional amounts (Financial Statements 2010)	Carrying amounts

Goodwill		177	166	-
Other non-current assets		3,546	3,648	1,483
of which Other intangible assets		1,840	1,807	214
of which Tangible assets		1,688	1,823	1,251
Current assets		887	887	873
of which Cash and cash equivalents		392	392	392
Total assets	(a)	4,610	4,701	2,356
Total non-current liabilities		1,101	1,137	377
of which Deferred tax liabilities		771	807	44
of which Provisions		100	100	100
of which Non-current financial liabilities		183	183	183
Total current liabilities		1,037	1,037	1,035
of which Current financial liabilities		216	216	216
Total liabilities	(b)	2,138	2,174	1,412
Net assets	(a-b)	2,472	2,527	944
Share of Non-controlling interests		1,948	2,003	814
Share of the Telecom Italia Group		524	524	130

“Non-controlling interests” have been measured in proportion to the share of the non-controlling interests in the net identifiable assets of the acquired company.

The final allocation of the consideration paid led to lower depreciation and amortization charges of 5 million euros and higher income taxes of 2 million euros in the 2010 separate consolidated income statement.

In 2011, the Telecom Italia Group increased its investment in Sofora Telecomunicaciones S.A. and in Nortel Inversora S.A. (the controlling holding company of the Telecom Argentina group, which, in turn, is controlled by Sofora Telecomunicaciones), for a total outlay of 211 million euros (incidental costs included).

•

on January 24, 2011, the Telecom Italia Group, through its subsidiary Telecom Italia International N.V., purchased 2,351,752 Nortel American Depositary Shares (ADS), representing Preferidas B shares, from Fintech Investment Ltd for 65.8 million U.S. dollars (about 48 million euros). The ADSs in question represent 117,587.6 Preferidas B shares (without voting rights). This share package was later conferred to the Argentina subsidiary Tierra Argentea S.A., a wholly-owned subsidiary of the Telecom Italia Group;

•

on March 9, 2011, Telecom Italia, through its subsidiary Telecom Italia International N.V., purchased, for a total amount of about 104 million euros, a 10% stake in Sofora Telecomunicaciones S.A. from the local partner Werthein and by so doing increased its investment holding in Sofora from 58% to 68% of the company’s share capital;

•

on October 27, 2011, Tierra Argentea S.A., a wholly-owned subsidiary of the Telecom Italia Group, purchased 14.48 million Telecom Argentina Class B shares at the price of 20.50 Argentine pesos per share. In the following months of November and December, the company purchased another 1.1 million shares of the same class. The equivalent amount of the transactions was equal in total to 319 million Argentine pesos (about 56 million euros).

The transactions did not alter or modify either the governance rights of the Telecom Argentina group established by agreement between the shareholders signed by the Telecom Italia Group and Werthein, which is still in force, or the commitments undertaken by the Telecom Italia Group with the Argentine antitrust authorities.

Following these acquisitions, the economic interest of the Telecom Italia Group in Telecom Argentina went from 16.2% at December 31, 2010 to 22.7% at December 31, 2011.

Note 4 –
Goodwill

Goodwill shows the following breakdown and changes during 2010 and 2011:

(millions of euros)	12/31/2009	Increase	Decrease	Impairments	Exchange differences	12/31/2010

Domestic	41,953		(6)			41,947
Core Domestic	41,532					41,532
International Wholesale	421		(6)			415
Brazil	1,429				181	1,610
Argentina	-	177			7	184
Media	228			(46)		182
Other Operations	5		(5)			-
Total	43,615	177	(11)	(46)	188	43,923

(millions of euros)	12/31/2010	Increase	Decrease	Impairments	Exchange differences	12/31/2011

Domestic	41,947	16	(10)	(7,307)		34,646
Core Domestic	41,532	16	(10)	(7,307)		34,231
International Wholesale	415					415
Brazil	1,610	556			(156)	2,010
Argentina	184				(8)	176
Media	182			(57)		125
Other Operations	-					-
Total	43,923	572	(10)	(7,364)	(164)	36,957

The decrease of 6,966 million euros in 2011 includes:

•

the impairment charge in 2011 of 7,307 million euros on the goodwill of the Domestic Business Unit, due to the result of the impairment test conducted at June 30, 2011 (impairment loss of 3,182 million euros) and at December 31, 2011 (impairment loss of 4,125 million euros), using the same method adopted in previous impairment tests and particularly comparing the value in use of the Core Domestic Cash-Generating Unit (CGU) with its carrying amount at the same date;

•

the goodwill impairment charge of 57 million euros in the Media Business Unit, due to the result of the impairment test at December 31, 2011;

•

the increase of 16 million euros in the Domestic Business Unit, relating to the recognition of provisional goodwill following the acquisition of control and subsequent consolidation of the company 4G Holding S.p.A. The decrease of 10 million euros instead refers to the sale of the subsidiary Loquendo S.p.A. on September 30, 2011;

•

the increase of 556 million euros in the Brazil Business Unit, relating to the recognition of provisional goodwill following the acquisition of control and the subsequent consolidation of Tim Fiber RJ and Tim Fiber SP.

As mentioned previously, within the following 12 months, the above business combinations could be adjusted, as set forth in IFRS 3. Further details are provided in the Note “Business Combinations”.

The gross carrying amounts of goodwill and the relative accumulated impairment losses from January 1, 2004 (date of allocation to the cash-generating units) to December 31, 2011 and 2010 can be summarized as follows:

		12/31/2011			12/31/2010
(millions of euros)	Gross carrying amount	Accumulated impairment losses	Net carrying amount	Gross carrying amount	Accumulated impairment losses	Net carrying amount

Domestic	42,245	(7,599)	34,646	42,239	(292)	41,947
Core Domestic	41,830	(7,599)	34,231	41,824	(292)	41,532
International Wholesale	415	-	415	415	-	415
Brazil	2,017	(7)	2,010	1,617	(7)	1,610
Argentina	176	-	176	184	-	184
Media	228	(103)	125	228	(46)	182
Olivetti	6	(6)	-	6	(6)	-
Other Operations	-	-	-	-	-	-
Total	44,672	(7,715)	36,957	44,274	(351)	43,923

Goodwill, under IAS 36, is not amortized but is tested for impairment annually or more frequently if specific events or circumstances indicate that it may be impaired.

The impairment test is carried out on two levels. At a first level, an estimate is made of the recoverable amount of the individual cash-generating units (or groups of units) to which goodwill is allocated and at a second level the group is considered as a whole. The cash-generating units (or groups of units) to which goodwill was allocated are the following:

Segment	Cash-generating units (or groups of units)

Domestic	Core Domestic
International Wholesale
Brazil	Tim Brasil group
Argentina	Sofora group
Media	Telecom Italia Media group

The value used to determine the recoverable amount of the cash-generating units (or groups of units) to which goodwill has been allocated is the value in use for the CGUs of the Domestic, Brazil and Argentina segments; for the Media segment, in the current year, the recoverable amount was determined for each CGU in the segment (MTV, TIMB network operator and TI Media S.p.A.) on the basis of the impairment test applied by the subsidiary, thus fully taking up the impairment losses that arose, in order to better reflect the higher granularity used by Telecom Italia Media in the impairment test carried out in its financial statements.

As for the four cash-generating units for which the recoverable amount has been estimated on the basis of the value in use, the basic assumptions to which the result is more sensitive are reported in the following table:

Core Domestic	International Wholesale	Brazil	Argentina

EBITDA margin (EBITDA/revenues) during the period of the plan	EBITDA margin (EBITDA/revenues)during the period of the plan	EBITDA margin EBITDA/revenues) during the period of the plan	EBITDA margin EBITDA/revenues) during the period of the plan
Growth of EBITDA during the period of the plan	Growth of EBITDA during the period of the plan	Growth of EBITDA during the period of the plan	Growth of EBITDA during the period of the plan
Capital expenditures rate (capex/revenues)	Capital expenditures rate (capex/revenues)	Capital expenditures rate (capex/revenues)	Capital expenditures rate (capex/revenues)
		BRL/euro exchange rate	ARS/euro exchange rate
Cost of capital	Cost of capital	Cost of capital	Cost of capital
Long-term growth rate	Long-term growth rate	Long-term growth rate	Long-term growth rate

The value in use for all the CGUs (Core Domestic, International Wholesale, Brazil and Argentina) is based on the data in the three-year plan approved by the board of directors and communicated to the market.

The nominal growth rates used to estimate the terminal value are the following (the growth rates of Brazil and Argentina refer, respectively, to flows in Brazilian reais and Argentine pesos:

Core Domestic	International Wholesale	Brazil	Argentina

0%	0%	+3.13%	+9.33%

Such rates fall within the range of growth rates applied by the analysts who follow Telecom Italia stock (as can be seen in the reports published after the presentation of the Group’s business plan 2012-2014 and up to March 1, 2012).

The cost of capital was estimated by considering the following:

•

the criterion applied was the criterion for the estimate of CAPM - Capital Asset Pricing Model (the criterion used by the Group to estimate the value in use and referred to in Annex A of IAS 36);

•

in the case of International Wholesale, a “full equity” financial structure was considered since it is representative of the normal financial structure of the business; for the remaining CGUs, a Group target financial structure was assumed in line with the average of the European telephone incumbents, including Telecom Italia itself;

•

the Beta coefficient for the Core Domestic CGU and the International Wholesale CGU was arrived at by using the Beta coefficients of the European telephone incumbents, including Telecom Italia itself, adjusted to take into account the financial structure (Core Domestic CGU beta coefficient = 1.25; International Wholesale CGU = 0.74 (unlevered beta);

•

the Beta coefficient for the Brazil CGU was calculated on the basis of the list price of the corresponding ADR compared to the relative stock market index (beta coefficient = 0.98);

•

the Beta coefficient for the Argentina CGU was calculated on the basis of the list price of the corresponding ADR compared to the relative stock market index (beta coefficient = 1.06)

•

for the principal operating segments of the Group, reference for comparison purposes was made to the weighted average cost of capital (wacc) identified by the analysts who follow Telecom Italia stock in their reports published after the presentation of the Group’s business plan 2012-2014 and up to March 1, 2012.

Since there is a direct correlation between the cost of capital used by the analysts and the long-term growth rate (g) projected to estimate the terminal value, the comparison was also made on the capitalization rates (WACC-g). In particular, the capitalization rate (WACC-g) of the Core Domestic CGU was set equal to the median of the rate used by the analysts in the reports published after the presentation of the business plan 2012-2014 and up to March 1, 2012. Such rate expresses an implicit growth rate in the terminal value (g) equal to 0%. Since the growth rate in the terminal value is in relation to the level of capital expenditures (capex) necessary to sustain such growth, for purposes of the estimate of the earnings flow to be capitalized a level of capital expenditures (capex/revenues) was considered in line with the medium of the analysts (equal to 16.30%). With regard to the Brazil CGU, the growth rate was increased over that of last year (from 1.80% to 3.13% in local currency) to reflect the further improvement in business prospects. For purposes of the estimate of the terminal value, an investment rate (capex/revenues) was used equal to 13.32%.

With regard to the Argentina CGU, the nominal growth rate was set equal to 9.33%, a value below current inflation, and for purposes of the estimate of the terminal value an investment rate (capex/revenues) was used equal to 14.85%.

On the basis of these elements, the post-tax and pre-tax weighted average cost of capital and the relative capitalization rates (WACC - g) have been estimated for each cash-generating unit (the values of Brazil refer to flows in reais and those of Argentina to flows in pesos) as follows:

	Core Domestic %	International Wholesale %	Brazil %	Argentina %

WACC post-tax	8.90	9.36	11.87	22.60
WACC post-tax – g	8.90	9.36	8.74	13.27
WACC pre-tax	12.91	13.77	16.07	29.14
WACC pre-tax – g	12.91	13.77	12.94	19.81

It should be emphasized that the cost of capital of the Core Domestic CGU recorded a significant increase compared to December 31, 2010, principally piloted by the rise in long-term rates of the sovereign securities of Italy, from 7.90% to 8.90%.

The differences between the values in use and the carrying amounts at December 31, 2011 of the four CGUs before the impairment tests amount to:

(millions of euros)	Core Domestic	International Wholesale	Brazil	Argentina

Difference between values in use and carrying amounts	-4,125	+5	+5,151	90

On preparation of the annual financial statements, the Telecom Italia Group repeated the impairment test that had been carried out in the first half of 2011 that led to the recognition in the half-year condensed consolidated financial statements at June 30, 2011 of an impairment loss of -3,182 million euros on the Core Domestic CGU; in light of the difference between the value in use and the carrying amount, indicated above, a further impairment loss was recognized for -4,125 million euros over and above the amount recorded in the first half of 2011.

For purposes of the sensitivity analysis, four principal variables were considered for the three CGUs whose value in use is in excess of the carrying amount: the pre-tax discount rate, the growth rate in the terminal value (g), the compound annual growth rate (CAGR) of EBITDA in the years 2012-2014 (CAGR 2012-2014) and capital expenditures in proportion to revenues (capex/revenues). The following tables report the values of the key variables used in estimating the value in use and the changes in such variables needed to render the recoverable amount of the respective CGUs equal to their carrying amount.

Value of key variables used in estimating the value in use

	Core Domestic %	International Wholesale %	Brazil %	Argentina %

Pre -tax discount rate	12.91	13.77	16.07	29.14
Long-term growth rate (g)	0.0	0.0	3.13	9.33
Compound Annual Growth Rate (CAGR) of EBITDA 2012-2014	-0.66	-4.24	16.35	15.35
Capital expenditures rate (Capex/Revenues)	from 16.30 to 18.68	from 6.85 to 8.39	from 13.32 to 15.91	from 14.85 to 20.17

Changes in key variables needed to render the recoverable amount equal to the carrying amount

	International Wholesale %	Brazil %	Argentina %

Pre-tax discount rate	0.08	9.06	0.53
Long-term growth rate (g)	-0.10	-13.62	-0.73
Compound Annual Growth Rate (CAGR) of EBITDA 2012-2014	-0.80	-11.73	-0.62
Capital expenditures rate (Capex/Revenues)	0.05	7.70	0.41

A second level impairment test was then conducted to test for impairment at the level of the entire Group, in order to include the Central Functions and the financial cash-generating units of the Group without any goodwill allocation (Olivetti). The total recoverable amount of all the cash-generating units of the Group was compared to the carrying amount of the total operating capital referring to the same units/segments post-impairment losses at the first level. No impairment losses resulted at this further level of testing.

Note 5 –
Other intangible assets

Other intangible assets increased 664 million euros compared to December 31, 2010. Details on the composition and movements are as follows:

(millions of euros)	12/31/2009	Change in scope of cons. Argentina BU	Additions	Amortiza-tion	Impairment (losses) / reversals	Disposals	Exchange differences	Other changes	12/31/2010

Industrial patents and intellectual property rights	2,509	-	1,135	(1,507)	-	(1)	71	422	2,629
Concessions, licenses, trademarks and similar rights	2,999	843	29	(314)	-	(1)	134	10	3,700
of which Licenses with an indefinite useful life		462							462
Other intangible assets	240	997	325	(395)	(1)		47	(1)	1,212
Work in progress and advance payments	536		292		(5)	(1)	2	(429)	395
Total	6,284	1,840	1,781	(2,216)	(6)	(3)	254	2	7,936

(millions of euros)	12/31/2010	Additions	Amortiza-tion	Impairment (losses) /reversals	Disposals	Exchange differences	Capitalized borrowing costs	Other changes	12/31/2011

Industrial patents and intellectual property rights	2,629	1,252	(1,425)	-	(1)	(69)		189	2,575
Concessions, licenses, trademarks and similar rights	3,700	60	(325)	9	(6)	(107)		5	3,336
of which Licenses with an indefinite useful life	462					(21)			441
Other intangible assets	1,212	331	(412)			(51)		17	1,097
Work in progress and advance payments	395	1,423			(3)	(2)	12	(233)	1,592
Total	7,936	3,066	(2,162)	9	(10)	(229)	12	(22)	8,600

The increase of 1,285 million euros in the additions column compared to 2010 (1,781 million euros) is principally connected with the acquisition of user rights for the 800, 1800 and 2600 MHz frequencies to be used for broadband mobile communication services, for a total amount of 1,223 million euros. This follows the participation in the auction for assignment of the frequencies by the Ministry of Economic Development. The user rights, formally awarded on October 3, 2011, were assigned definitively in February 2012. Additions in 2011 also include 288 million euros of internally generated assets (287 million euros in 2010). Further details are provided in the Note “Internally generated assets”.

Other changes in 2011 include, among others, the effects of the change in the scope of consolidation due to the acquisition of the 4GH group for 15 million euros and the acquisition of Tim Fiber SP and Tim Fiber RJ in Brazil for 5 million euros.

Industrial patents and intellectual property rights at December 31, 2011 consist mainly of applications software purchased outright and user license rights acquired for an indefinite period of time, amortized over a period between 3 and 5 years. They mainly refer to Telecom Italia S.p.A. (1,602 million euros) and to Brazil Business Unit (873 million euros).

Concessions, licenses, trademarks and similar rights at December 31, 2011 mainly refer to:

•

unamortized cost of telephone licenses (1,433 million euros for Telecom Italia S.p.A., 703 million euros for the Brazil Business Unit and 462 million euros for the Argentina Business Unit);

•

Indefeasible Rights of Use-IRU (227 million euros) referring mainly to the Telecom Italia Sparkle group companies (International Wholesale), amortized over the period of the individual contracts;

•

TV frequencies of the Media Business Unit (116 million euros). The user rights to the frequencies used for digital terrestrial transmission are amortized over 20 years;

•

unamortized cost of the trademarks of the Argentina Business Unit (329 million euros), amortized over 20 years.

The net carrying amount of telephone licenses totaling 2,598 million euros refers to the following:

Type of license	The net carrying amount at 12/31/2011 (millions of euros)	Amortization period in years	Amortization charge for 2011 (millions of euros)

Telecom Italia S.p.A.:
UMTS	1,343	18	134
UMTS 2100 MHz	74	12	7
Wireless Local Loop	6	15	1
WiMax	10	15	1
Tim Brasil group:
GSM and 3G (UMTS)	677	8-15	103
TDMA	26	14	24
Sofora group - Telecom Argentina:
PCS of Nucleo S.A.	21	12	2
PCS of Telecom Personal S.A.	441	Indefinite useful life	-

Other intangible assets with a finite useful life at December 31, 2011 basically include:

•

788 million euros of customer relationships relating to the Argentina Business Unit, measured upon acquisition of control; these are amortized over a period which varies between 5 and 12 years, according to the type of clientele and service:

•

246 million euros of capitalized subscriber acquisition costs referring to some sales campaigns of Telecom Italia S.p.A. (151 million euros) and the Argentina Business Unit (95 million euros). The subscriber acquisition costs are amortized over the underlying minimum contract period (between 12 or 24 months) and eliminated from the books after completion of the amortization process.

•

26 million euros of “entry fees and charges as goodwill” in connection with the Telecom Italia S.p.A. “stores project” amortized on a straight-line basis over a period of three years.

Work in progress and advance payments include the above user rights for the 800, 1800 and 2600 MHz mobile frequencies and capitalized borrowing costs for 12 million euros since they are directly chargeable to the acquisition and because the time period necessary to ready the asset for use is more than 12 months. The interest rate used for the capitalization of the borrowing costs is between 5.3% and 6%. Such costs are deducted directly from “Other finance expenses”.

Amortization and impairment losses are recorded in the income statement as components of the operating result.

Gross carrying amount, accumulated impairment losses and accumulated amortization at December 31, 2011 and 2010 can be summarized as follows:

	12/31/2011
(millions of euros)	Gross carrying amount	Accumulated impairment losses	Accumulated amortization	Net carrying amount

Industrial patents and intellectual property rights	13,405	(7)	(10,823)	2,575
Concessions, licenses, trademarks and similar rights	5,623	(250)	(2,478)	2,895
Other intangible assets	1,742		(645)	1,097
Work in progress and advance payments	1,602	(10)	-	1,592
Total Intangible assets with a finite useful life	22,372	(267)	(13,946)	8,159
Intangible assets with an indefinite useful life	441	-	-	441
Total Other intangible assets	22,813	(267)	(13,946)	8,600

	12/31/2010
(millions of euros)	Gross carrying amount	Accumulated impairment losses	Accumulated amortization	Net carrying amount

Industrial patents and intellectual property rights	13,985	(7)	(11,349)	2,629
Concessions, licenses, trademarks and similar rights	5,757	(251)	(2,268)	3,238
Other intangible assets	1,668		(456)	1,212
Work in progress and advance payments	405	(10)		395
Total Intangible assets with a finite useful life	21,815	(268)	(14,073)	7,474
Intangible assets with an indefinite useful life	462	-	-	462
Total Other intangible assets	22,277	(268)	(14,073)	7,936

Impairment losses on “Concessions, licenses, trademarks and similar rights” basically refer to the Indefeasible Rights of Use (IRU) of the transmission capacity and cables for international connections acquired by the Lan Med group (the former Latin American Nautilus group).

Such impairments, principally relating to the years prior to 2004, were reversed in part in 2011 following improved prospects, particularly in the South American market. The amount of accumulated impairments shows a change from 251 million euros at December 31, 2010 to 250 million euros at December 31, 2011 due to the combined effect of the translation of the U.S. dollar financial statements to euro (8 million euros) countered by the cited impairment reversal of 9 million euros.

Note 6 –
Tangible assets (owned and under finance leases)

Property, plant and equipment owned

Property, plant and equipment owned decreased 384 million euros compared to December 31, 2010. Details on the composition and movements are as follows:

(millions of euros)	12/31/2009	Change in scope of cons. Argentina BU	Additions	Depreciation	Impairment (losses) / reversals	Disposals	Exchange differences	Other changes	12/31/2010

Land	125	113					5		243
Buildings (civil and industrial)	495	336	4	(57)		(4)	20	50	844
Plant and equipment	11,586	867	1,847	(2,794)	(3)	(10)	259	267	12,019
Manufacturing and distribution equipment	31	-	8	(13)				2	28
Ships	26	-		(4)		(20)		(2)	-
Other	621	206	205	(343)		(16)	36	78	787
Construction in progress and advance payments	833	166	679		(4)	(1)	50	(406)	1,317
Total	13,717	1,688	2,743	(3,211)	(7)	(51)	370	(11)	15,238

(millions of euros)	12/31/2010	Additions	Depreciation	Impairment (losses)/ reversals	Disposals	Exchange differences	Other changes	12/31/2011

Land	243	4		-	(7)	(5)	-	235
Buildings (civil and industrial)	844	9	(73)	-	(2)	(19)	36	795
Plant and equipment	12,019	2,097	(2,795)	1	(25)	(213)	979	12,063
Manufacturing and distribution equipment	28	5	(15)	-	-	-	14	32
Other	787	236	(333)	-	(8)	(30)	72	724
Construction in progress and advance payments	1,317	634	-	(4)	(3)	(40)	(899)	1,005
Total	15,238	2,985	(3,216)	(3)	(45)	(307)	202	14,854

Land comprises both built-up land and available land and is not subject to depreciation. The balance at December 31, 2011 mainly refers to Telecom Italia S.p.A. (119 million euros) and the Argentina Business Unit (109 million euros).

Buildings (civil and industrial) almost exclusively includes buildings for industrial use hosting telephone exchanges or for office use and light constructions. The balance at the end of 2011 is largely in reference to Telecom Italia S.p.A. (396 million euros) and the companies belonging to the Argentina Business Unit (326 million euros).

Plant and equipment includes the aggregate of all those structures used for operating telephone voice/data traffic. The balance at December 31, 2011 is principally attributable to Telecom Italia S.p.A. (8,442 million euros), the companies in the Brazil Business Unit (2,236 million euros) and the companies in the Argentina Business Unit (973 million euros).

Manufacturing and distribution equipment consists of instruments and equipment used for the running and maintenance of plant and equipment; the amount is more or less unchanged compared to the end of the prior year and is primarily carried by Telecom Italia S.p.A.

Other is mostly made up of hardware for the functioning of the Data Center and for work stations, furniture and fixtures and, to a minimal extent, transport vehicles and office machines.

Construction in progress and advance payments refer to the internal and external costs incurred for the acquisition and internal production of tangible assets, which are not yet in use.

Additions in 2011 increased by 242 million euros compared to the prior year, and include 281 million euros of internally generated assets (260 million euros in 2010). Further details are provided in the Note “Internally generated assets”.

Other changes in 2011 are represented by 125 million euros following the entry of the Brazilian companies Tim Fiber RJ and Tim Fiber SP and also the Italian group 4GH in the scope of consolidation after their acquisition. The changes also include the reclassification from buildings under finance leases to owned buildings for a building that was purchased at the end of the finance lease by Telecom Italia S.p.A. for 12 million euros.

Depreciation, impairment losses and reversals have been recorded in the income statement as components of the operating result.

Depreciation for the years 2011 and 2010 is calculated on a straight-line basis over the estimated useful lives of the assets according to the following minimum and maximum rates:

Buildings (civil and industrial)	3.33%
Plant and equipment	3% - 50%
Manufacturing and distribution equipment	20%
Other	11% - 33%

The Telecom Italia Sparkle group concluded, taking into consideration a study conducted by an expert, to extend the useful life of submarine cables from the previous 15 years to the current 20 years. This resulted in a benefit in terms of lower depreciation charges of about 15 million euros. Such benefit will amount to 15 million euros and 14 million euros respectively in 2012 and 2013.

Gross carrying amount, accumulated impairment losses and accumulated depreciation at December 31, 2011 and 2010 can be summarized as follows:

	12/31/2011
(millions of euros)	Gross carrying amount	Accumulated impairment losses	Accumulated depreciation	Net carrying amount

Land	235			235
Buildings (civil and industrial)	2,099	(5)	(1,299)	795
Plant and equipment	63,868	(56)	(51,749)	12,063
Manufacturing and distribution equipment	248	(1)	(215)	32
Other	4,183	(4)	(3,455)	724
Construction in progress and advance payments	1,006	(1)		1,005
Total	71,639	(67)	(56,718)	14,854

	12/31/2010
(millions of euros)	Gross carrying amount	Accumulated impairment losses	Accumulated depreciation	Net carrying amount

Land	243			243
Buildings (civil and industrial)	1,789	(4)	(941)	844
Plant and equipment	62,595	(55)	(50,521)	12,019
Manufacturing and distribution equipment	300	(1)	(271)	28
Other	4,156	(2)	(3,367)	787
Construction in progress and advance payments	1,318	(1)		1,317
Total	70,401	(63)	(55,100)	15,238

Assets held under finance leases

Assets held under finance leases show a reduction of 83 million euros compared to December 31, 2010. Details on the composition and movements are as follows:

(millions of euros)	12/31/2009	Additions	Depreciation	Other changes	12/31/2010

Buildings (civil and industrial)	1,246	19	(109)	(32)	1,124
Other	7	10	(6)		11
Construction in progress and advance payments	43	30		(31)	42
Total	1,296	59	(115)	(63)	1,177

(millions of euros)	12/31/2010	Additions	Depreciation	Other changes	12/31/2011

Buildings (civil and industrial)	1,124	23	(110)	5	1,042
Other	11	11	(6)		16
Construction in progress and advance payments	42	10		(16)	36
Total	1,177	44	(116)	(11)	1,094

Buildings (civil and industrial) includes those under long rent contracts and related building adaptations. They refer almost entirely to Telecom Italia S.p.A..

Other basically comprises the capitalization of finance leases of Data Center hardware.

Other changes refer to the previously mentioned reclassification from buildings under finance leases to owned buildings for a building that was purchased at the end of the finance lease in 2011 for 12 million euros.

Depreciation and impairment losses are recorded in the income statement as components of the operating result.

Gross carrying amount, accumulated impairment losses and accumulated depreciation at December 31, 2011 and 2010 can be summarized as follows:

	12/31/2011
(millions of euros)	Gross carrying amount	Accumulated impairment losses	Accumulated depreciation	Net carrying amount

Buildings (civil and industrial)	2,042	(27)	(973)	1,042
Other	90		(74)	16
Construction in progress and advance payments	36			36
Total	2,168	(27)	(1,047)	1,094

	12/31/2010
(millions of euros)	Gross carrying amount	Accumulated impairment losses	Accumulated depreciation	Net carrying amount

Buildings (civil and industrial)	2,039	(27)	(888)	1,124
Aircraft	30		(30)	-
Other	79		(68)	11
Construction in progress and advance payments	42			42
Total	2,190	(27)	(986)	1,177

At December 31, 2011 and 2010, lease payments due in future years and their present value are as:

	12/31/2011		12/31/2010
(millions of euros)	Minimum lease payments	Present value of minimum lease payments	Minimum lease payments	Present value of minimum lease payments

Within 1 year	238	222	250	243
From 2 to 5 years	859	609	759	587
Beyond 5 years	1,049	450	1,099	573
Total	2,146	1,281	2,108	1,403

(millions of euros)	12/31/2011	12/31/2010

Future net minimum lease payments	2,146	2,108
Interest portion	(865)	(705)
Present value of lease payments	1,281	1,403
Finance lease liabilities	1,549	1,674
Financial receivables for lease contracts	(268)	(271)
Total net finance lease liabilities	1,281	1,403

At December 31, 2011, the inflation adjustment to lease payments was about 28 million euros (about 25 million euros at December 31, 2010) and refers almost entirely to Telecom Italia S.p.A..

Note 7 –
Investments accounted for using the equity method

Investments accounted for using the equity method decreased 38 million euros compared to December 31, 2010 and include:

(millions of euros)	12/31/2011	12/31/2010

Investments accounted for using the equity method:
Associates	46	84
Joint ventures	1	1
	47	85

Investments in associates accounted for using the equity method are detailed as follows:

(millions of euros)	12/31/2009	Investments	Disposals and reimbursements of capital	Valuation using equity method	Reclassifications and other changes	12/31/2010

EtecSA (Cuba)	289			100	(389)	-
Italtel Group	-	35		3		38
Tiglio I	37			(14)		23
Tiglio II	1					1
Other	24	1	(2)		(1)	22
Total	351	36	(2)	89	(390)	84

(millions of euros)	12/31/2010	Investments	Disposals and reimbursements of capital	Valuation using equity method	Reclassifications and other changes	12/31/2011

Italtel Group	38			(38)		-
Tiglio I	23			(1)		22
Tiglio II	1			-		1
Other	22			-	1	23
Total	84	-	-	(39)	1	46

The measurement of investments “accounted for using the equity method” includes the share of profits (losses) for the year and the exchange differences on translating foreign operations. With regard to the writedown in full of the entire investment in the Italtel Group in which a 34.68% interest is held, the overall macroeconomic picture on the one hand and the specific prospects of future evolution of the company’s business on the other have led to believe that the recovery of the entire amount of the associate is not probable.

Aggregate data for 2011 and 2010 relating to the principal associates, prepared in accordance with IFRS, based on the Telecom Italia Group’s share, are reported below. The share of profits (losses) for the year refers, for consolidation groups, to the shares of the parent and Non-controlling interests.

(millions of euros)	2011	2010

Total assets	418	463
Total liabilities	354	375
Revenues	130	251
Profits (losses) for the year	(18)	(21)

Investments in joint ventures include the 50% investment in Consorzio Tema Mobility.

Aggregate data for 2011 and 2010, prepared in accordance with IFRS, based on the Telecom Italia Group’s share, are reported below.

Data of the joint ventures:

	2011		2010
(millions of euros)	Consorzio Tema Mobility	Telecom Italia Group’s share 50%	Consorzio Tema Mobility	Telecom Italia Group’s share 50%

Non-current assets	0.0	0.0	0.1	0.0
Current assets	1.4	0.7	1.3	0.7
Total assets	1.4	0.7	1.4	0.7
Non-current liabilities	0.0	0.0	0.5	0.3
Current liabilities	0.5	0.3	0.1	0.0
Total liabilities	0.5	0.3	0.6	0.3
Revenues	0.3	0.2	0.0	0.0

The list of companies accounted for using the equity method is presented in the Note “List of companies of the Telecom Italia Group”.

Note 8 –
Other investments

Other investments refer to the following:

(millions of euros)	12/31/2009	Investments	Disposals and reimbursements of capital	Measurement at fair value	Reclassifications and other changes	12/31/2010

Assicurazioni Generali	3					3
Dahlia TV	5	3			(8)	-
Fin.Priv.	18			(4)		14
Sia – SSB	11					11
Other	16				(1)	15
Total	53	3	-	(4)	(9)	43

(millions of euros)	12/31/2010	Investments	Disposals and reimbursements of capital	Measurement at fair value	Reclassifications and other changes	12/31/2011

Assicurazioni Generali	3			(1)		2
Fin.Priv.	14			(4)		10
Sia	11					11
Other	15			-		15
Total	43	-	-	(5)	-	38

In accordance with IAS 39, other investments represent Available-for-sale financial assets.

Further details on Financial Instruments are provided in the Note “Supplementary disclosure on financial instruments”.

Note 9 –
Financial assets (non-current and current)

Financial assets (non-current and current) are composed as follows:

(millions of euros)		12/31/2011	12/31/2010

Non-current financial assets
Securities, financial receivables and other non-current financial assets:
Securities other than investments		12	13
Financial receivables for lease contracts		153	199
Hedging derivatives relating to hedged items classified as non-current assets/liabilities of a financial nature		2,701	1,524
Receivables from employees		41	45
Non-hedging derivatives		27	7
Other financial receivables		15	75
Total non-current financial assets	(a)	2,949	1,863

Current financial assets
Securities other than investments
Held for trading		1	-
Held-to-maturity		-	-
Available-for-sale		1,006	1,316
		1,007	1,316
Financial receivables and other current financial assets
Receivables from employees		9	16
Financial receivables for lease contracts		115	72
Hedging derivatives relating to hedged items classified as current assets/liabilities of a financial nature		244	335
Non-hedging derivatives		24	4
Other short-term financial receivables		70	11
		462	438
Cash and cash equivalents		6,714	5,526
Total current financial assets	(b)	8,183	7,280
Total non-current and current financial assets	(a+b)	11,132	9,143

Further details on Financial Instruments are provided in the Note “Supplementary disclosure on financial instruments”.

Financial receivables for lease contracts refer to:

•

Teleleasing lease contracts negotiated directly with customers and of which Telecom Italia is the guarantor;

•

portion of rental contracts, with the rendering of accessory services under the “full rent” formula.

"Hedging derivatives relating to hedged items classified as non-current assets/liabilities of a financial nature” refer to the mark-to-mark component, while those classified as current assets/liabilities of a financial nature mainly consist of accrued income on derivative contracts.

Further details are provided in the Note “Derivatives”.

Securities other than investments (current assets) refer to listed securities, classified as available- for-sale due beyond three months. They include 864 million euros of Italian treasury bonds purchased by Telecom Italia S.p.A. and 142 million euros of bonds with different maturities, but all with an active market, that is, readily convertible into cash. Such securities, which in accordance with Consob Communication DEM/11070007 of August 5, 2011 represent investments in “sovereign debt securities”, have been purchased in accordance with the “Guideline policy for liquidity investments using financial instruments” adopted by the Telecom Italia Group in July 2009.

Cash and cash equivalents increased 1,188 million euros compared to December 31, 2010. The composition is as follows:

(millions of euros)	12/31/2011	12/31/2010

Liquid assets with banks, financial institutions and post offices	5,173	4,264
Checks, cash and other receivables and deposits for cash flexibility	2	3
Securities other than investments (due within 3 months)	1,539	1,259
Total	6,714	5,526

The different technical forms used for the investment of liquidity as of December 31, 2011 can be analyzed as follows:

•

maturities: all deposits have a maximum maturity date of three months;

•

counterpart risks: deposits have been made with leading high-credit-quality banks and financial institutions with a rating of at least A- with regard to Europe and with leading local counterparts relating to investments in South America;

•

country risk: deposits have been made mainly in major European financial markets.

Securities other than investments (due within 3 months) include 220 million euros (215 million euros at December 31, 2010) of Euro Commercial Papers, with an A- rating of the issuer by S&P’s, and 1,312 million euros (1,028 million euros at December 31, 2010) of Brazilian bank certificates of deposit (Certificado de Depósito Bancário), from leading local banking and financial institutions.

Note 10 –
Miscellaneous receivables and other non-current assets

Miscellaneous receivables and other non-current assets increased 194 million euros compared to December 31, 2010. They include:

(millions of euros)	12/31/2011	of which Financial Instruments IAS 39	12/31/2010	of which Financial Instruments IAS 39

Miscellaneous receivables and other non-current assets:
Miscellaneous receivables	528	349	417	249
Medium/long-term prepaid expenses	600		517
Total	1,128	349	934	249

Miscellaneous receivables and other non-current assets amount to 1,128 million euros (934 million euros at December 31, 2010). Miscellaneous receivables mainly relate to the Brazil

Business Unit (438 million euros) and include juditial deposits of 250 million euros. Medium/long-term prepaid expenses total 600 million euros (517 million euros at December 31, 2010) and relate to the deferral of costs in connection with the activation of new contracts.

Further details on Financial Instruments are provided in the Note “Supplementary disclosure on financial instruments”.

Note 11 –
Income taxes

Current income tax receivables

Current income tax receivables amount to 155 million euros (132 million euros at December 31, 2010) and mainly include short-term receivables of the Brazil Business Unit companies (147 million euros).

Deferred tax assets and deferred tax liabilities

The net balance is composed as follows:

(millions of euros)	12/31/2011	12/31/2010

Deferred tax assets	1,637	1,863
Deferred tax liabilities	(1,056)	(991)
Total	581	872

Since the presentation of deferred tax assets and liabilities in the financial statements takes account of offsets to the extent that such offsets are legally enforceable, the composition of the gross amounts is presented below:

(millions of euros)	12/31/2011	12/31/2010

Deferred tax assets	1,788	1,977
Deferred tax liabilities	(1,207)	(1,105)
Total	581	872

Upon presentation of the tax return for the year 2008, the Parent, Telecom Italia, took advantage of the possibility of realigning the differences between the IAS financial statements associated with transactions that fall under the “derivation regime” and the tax amounts at January 1, 2009, pursuant to Legislative Decree 185 of November 29, 2008; this realignment - which involves the reabsorption of the relative net deductible temporary differences in equal amounts over five years from 2009 to 2013 – will result in an absorption of net deferred tax assets of approximately 60 million euros per year. At December 31, 2011, the related unused tax credit is 129 million euros (193 million euros at December 31, 2010).

The temporary differences which make up this line item at December 31, 2011 and 2010 as well as the movements during 2011, are the following:

(millions of euros)	12/31/2010	Recognized in profit or loss	Recognized in equity	Change in scope of consolidation and other changes	12/31/2011

Deferred tax assets:
Tax loss carryforwards	659	(67)	-	(47)	545
Derivatives	297	-	105	(2)	400
Provision for bad debts	264	17	-	1	282
Provisions for risks and charges	240	(5)	-	(4)	231
Provisions for pension fund integration Law 58/92	39	(20)	-	-	19
Capital grants	13	(5)	-	-	8
Taxed depreciation and amortization	147	(6)	-	(3)	138
Unused tax credit (realignment, Leg. Decree 185/08)	193	(64)	-	-	129
Other deferred tax assets	125	(83)	-	(6)	36
Total	1,977	(233)	105	(61)	1,788
Deferred tax liabilities:
Derivatives	(152)	(13)	(192)	-	(357)
Business combinations - for step-up of net assets in excess of tax basis	(800)	61	-	34	(705)
Deferred gains	(4)	2	-	-	(2)
Accelerated depreciation	(28)	(6)	-	-	(34)
Discounting of provision for employee severance indemnities	(29)	(3)	-	-	(32)
Other deferred tax liabilities	(92)	14	-	1	(77)
Total	(1,105)	55	(192)	35	(1,207)
Total net deferred tax assets (liabilities)	872	(178)	(87)	(26)	581

The expirations of Deferred tax assets and Deferred tax liabilities at December 31, 2011 are as follows:

(millions of euros)	Within 1 year	Beyond 1 year	Total at 12/31/2011

Deferred tax assets	537	1,251	1,788
Deferred tax liabilities	(49)	(1,158)	(1,207)
Total Net deferred tax assets (liabilities)	488	93	581

At December 31, 2011, the Group has unused tax loss carryforwards of 4,567 million euros mainly referring to the Brazil Business Unit, the Lan Med group and the companies Telecom Italia Finance and Telecom Italia International, with the following expiration dates:

Year of expiration	(millions of euros)

2012	-
2013	-
2014	3
2015	15
2016	3
Expiration after 2016	126
Without expiration	4,420
Total unused tax loss carryforwards	4,567

Tax loss carryforwards considered in the calculation of deferred tax assets amount to 1,691 million euros at December 31, 2011 (2,025 million euros at December 31, 2010) and mainly refer to the Brazil Business Unit, to the Lan Med group and to the company Telecom Italia International.

Instead, deferred tax assets of 881 million euros (1,197 million euros at December 31, 2010) have not been recognized on 2,876 million euros of tax loss carryforwards since, at this time, their recoverability is not considered probable.

At December 31, 2011, deferred taxes have not been recognized on tax-suspended reserves and undistributed earnings of subsidiaries, in that their distribution or utilization is not foreseen for purposes other than the absorption of losses.

Current income tax payables

Current income tax payables amount to 399 million euros (279 million euros at December 31, 2010). They are composed of the following:

(millions of euros)	12/31/2011	12/31/2010

Income tax payables:
non-current	63	44
current	336	235
Total	399	279

Specifically, the non-current portion of 63 million euros refers principally to the Brazil Business Unit (49 million euros) and the Brazilian company TI Latam Participações e Gestão Administrativa Ltd (12 million euros). The entire amount of the latter and a part of that referring to the Brazil Business Unit comes from taking part in the Brazilian Federal authority’s tax amnesty program “Programa de Recuperação Fiscal (REFIS)”.

The current portion of 336 million euros mainly regards the Brazil Business Unit (152 million euros), the Argentina Business Unit (109 million euros) and also the IRES payable on the Telecom Italia Group’s income tax consolidation (60 million euros).

Income tax expense

Income taxes amount to 1,643 million euros and increased 1,093 million euros compared to 2010 (550 million euros).

Details are as follows:

(millions of euros)		2011	2010

Current taxes for the year		1,563	1,347
Difference in prior years estimates		(98)	(89)
Total current taxes		1,465	1,258
Deferred taxes		178	(708)
Total taxes on continuing operations	(a)	1,643	550
Total taxes on Discontinued operations/Non-current assets held for sale	(b)	-	-
Total income tax expense for the year	(a+b)	1,643	550

Income taxes in 2010 included a benefit of more than 600 million euros which came from the recognition of deferred tax assets by the Brazil Business Unit in connection with the tax loss carryforwards recorded in prior years which became recoverable on the basis of the prospects of profits by the companies in the Business Unit.

In addition to this effect, the increase in taxes is attributable to the higher taxable base of the Parent, Telecom Italia, of the Brazil Business Unit and also the consolidation of the Argentina Business Unit for the full year 2011.

The reconciliation between the theoretical tax expense, using the IRES tax rate in force in Italy (27.5%), and the effective tax rate for the years ended December 31, 2011 and 2010 is the following:

(millions of euros)	2011	2010

Profit (loss) before tax
From continuing operations	(2,624)	4,132
From Discontinued operations/Non-current assets held for sale	(13)	(7)
Total profit (loss) before tax	(2,637)	4,125
Income taxes on theoretical income (loss)	(725)	1,134
Income tax effect on increases (decreases) in variations:
Tax losses of the year not considered recoverable	15	18
Tax losses not considered recoverable in prior years and recoverable in future years	(40)	(627)
Non-deductible costs	29	36
Non-deductible goodwill impairment charge, Domestic BU/Media BU	2,025	-
Non-taxable Sofora revaluation	-	(73)
Other net differences	3	(294)
Effective income tax recognized in income statement, excluding IRAP	1,307	194
IRAP	336	356
Total effective income tax recognized in income statement	1,643	550

The impact of Regional Income Tax (IRAP) is not taken into consideration in order to avoid any distorting effect, since such tax only applies to Italian companies and is calculated on a tax base other than pre-tax profit.

Note 12 –
Inventories

Inventories increased 60 million euros compared to December 31, 2010. The composition is as follows:

(millions of euros)	12/31/2011	12/31/2010

Raw materials and supplies	3	3
Work in progress and semifinished products	5	3
Finished goods	439	381
Total	447	387

Inventories particularly refer to Telecom Italia S.p.A. for 125 million euros (112 million euros at December 31, 2010), the companies in the Brazil Business Unit for 113 million euros (103 million euros at December 31, 2010) and the companies in the Argentina Business Unit for 96 million euros (88 million euros at December 31, 2010). They mainly consist of equipment, handsets and relative fixed and mobile telecommunications accessories.

Another 79 million euros (69 million euros at December 31, 2010) of inventories is carried by the Olivetti Business Unit for office products, specialized printers and gaming terminals.

In 2011, inventories were written down for 12 million euros (5 million euros in 2010) mainly for the adjustment to estimated realizable value of fixed and mobile equipment and handsets for marketing.

No inventories are pledged as collateral.

Note 13 –
Trade and miscellaneous receivables and other current assets

Trade and miscellaneous receivables and other current assets decreased 20 million euros compared to December 31, 2010 and are composed of the following:

(millions of euros)	12/31/2011	of which Financial Instruments IAS 39	12/31/2010	of which Financial Instruments IAS 39

Amounts due on construction contracts	49		36
Trade receivables:
Receivables from customers	4,576	4,576	4,536	4,536
Receivables from other telecommunications operators	1,725	1,725	1,870	1,870
	6,301	6,301	6,406	6,406
Miscellaneous receivables and other current assets:
Other receivables	977	331	873	280
Trade and miscellaneous prepaid expenses	443		475
	1,420	331	1,348	280
Total	7,770	6,632	7,790	6,686

Further details on Financial Instruments are provided in the Note “Supplementary disclosure on financial instruments”.

The ageing of financial instruments included in Trade and miscellaneous receivables and other current assets at December 31, 2011 and December 31, 2010 is as follows:

	overdue:
(millions of euros)	12/31/2011	Total current	Total overdue	0-90 days	91-180 days	181-365 days	More than 365 days

Trade and miscellaneous receivables and other current assets	6,632	4,663	1,969	852	207	226	684

	overdue:
(millions of euros)	12/31/2010	Total current	Total overdue	0-90 days	91-180 days	181-365 days	More than 365 days

Trade and miscellaneous receivables and other current assets	6,686	4,598	2,088	980	200	178	730

Overdue receivables at December 31, 2011 account for a lower percentage of total receivables compared to the end of the prior year. Receivables overdue less than 90 days or more than one year in particular are lower. The increase in overdue amounts from 181 to 365 days can basically be ascribed to Telecom Italia S.p.A. and the companies in the Brazil Business Unit.

Trade receivables amount to 6,301 million euros (6,406 million euros at December 31, 2010) and are net of the provision for bad debts of 845 million euros (876 million euros at December 31, 2010).

Trade receivables specifically refer to Telecom Italia S.p.A. (4,004 million euros), the Brazil Business Unit (1,363 million euros) and the Sofora group - Telecom Argentina (370 million euros).

Trade receivables include 88 million euros (29 million euros at December 31, 2010) of medium/long-term trade receivables from customers, principally in respect of Indefeasible Rights of Use – IRU.

Movements in the provision for bad debts are as follows:

(millions of euros)	2011	2010

At January 1	876	989
Provision charges to the income statement	375	339
Utilization and decreases	(393)	(509)
Change in the Sofora group area (Argentina)	-	29
Exchange differences and other changes	(13)	28
At December 31	845	876

The provision for bad debts refers to writedowns of individual receivables for 358 million euros (420 million euros at December 31, 2010) and overall writedowns for 487 million euros (456 million euros at December 31, 2010).

Provision charges for bad debts are recorded for specific credit positions that present an element of individual risk. On credit positions that do not present such characteristics, provision charges are recorded by customer segment according to the average uncollectibility estimated on the basis of statistics.

Other receivables amount to 977 million euros (873 million euros at December 31, 2010) and are net of a provision for bad debts of 132 million euros (84 million euros at December 31, 2010). Details are as follows:

(millions of euros)	12/31/2011	12/31/2010

Advances to suppliers	36	46
Receivables from employees	25	27
Tax receivables	425	346
Sundry receivables	491	454
Total	977	873

Tax receivables mainly include 358 million euros relating to the Brazil Business Unit largely for local indirect taxes and 38 million euros to Telecom Italia S.p.A. for credits resulting from tax returns, other taxes and also VAT receivable on the purchase of cars and related accessories for which refunds were requested under Legislative Decree 258/2006, converted with amendments by Law 278/2006.

Sundry receivables mainly include:

•

receivables from factoring companies for 146 million euros, of which 62 million euros is from Mediofactoring (a company in the Intesa Sanpaolo group) and 84 million euros from other factoring companies;

•

receivable for the Italian Universal Service (53 million euros);

•

receivables from the Italian State and the European Union (23 million euros) for grants regarding research and training projects;

•

receivables from OLOs (120 million euros);

Trade and miscellaneous prepaid expenses mainly pertain to building leases, rentals and maintenance payments as well as the deferral of costs referring to the activation of new contracts. Trade prepaid expenses particularly include 350 million euros of the Parent, Telecom Italia, (mainly the deferral of costs connected with the activation of new contracts for 228 million euros, building leases for 65 million euros, rent and maintenance payments for 25 million euros and insurance premiums for 9 million euros).

Note 14 –
Equity

Equity includes:

(millions of euros)	12/31/2011	12/31/2010

Equity attributable to owners of the Parent	22,791	28,819
Equity attributable to Non-controlling interests	3,904	3,736
Total	26,695	32,555

The composition of Equity attributable to owners of the Parent is the following:

(millions of euros)		12/31/2011		12/31/2010

Share capital of the Parent (net of treasury shares held by the Group)		10,604		10,600
Paid-in capital		1,704		1,697
Other reserves and retained earnings (accumulated losses), including the profit (loss) for the year:		10,483		16,522
Reserve for available-for-sale financial assets	(4)		(7)
Reserve for cash flow hedges	(74)		(284)
Reserve for exchange differences on translating foreign operations	1,089		1,401
Other gains (losses) of associates and joint ventures accounted for using the equity method	(1)		(1)
Other reserves and retained earnings (accumulated losses), including profit (loss) for the year	9,473		15,413
Total		22,791		28,819

Movements in Share capital during 2011 are presented in the following tables:

Reconciliation between the number of shares outstanding at December 31, 2010 and 2011

(number of shares at par value of 0.55 euros)		at 12/31/2010	Shares issued for plans intended for employees	at 12/31/2011	% of share capital

Ordinary shares issued	(a)	13,407,963,078	8,876,296	13,416,839,374	69.01%
less: treasury shares	(b)	(162,216,387)	-	(162,216,387)
Ordinary shares outstanding	(c)	13,245,746,691	8,876,296	13,254,622,987
Savings shares issued and outstanding	(d)	6,026,120,661	-	6,026,120,661	30.99%
Total Telecom Italia S.p.A. shares issued	(a+d)	19,434,083,739	8,876,296	19,442,960,035	100.00%
Total Telecom Italia S.p.A. shares outstanding	(c+d)	19,271,867,352	8,876,296	19,280,743,648

Reconciliation between the value of shares outstanding at December 31, 2010 and 2011

(millions of euros)		Share capital at 12/31/2010	Change in share capital as a result of plans intended for employees	Share capital at 12/31/2011

Ordinary shares issued	(a)	7,375	4	7,379
less: treasury shares	(b)	(89)	-	(89)
Ordinary shares outstanding	(c)	7,286	4	7,290
Savings shares issued and outstanding	(d)	3,314	-	3,314
Total Telecom Italia S.p.A. shares capital issued	(a+d)	10,689	4	10,693
Total Telecom Italia S.p.A. shares capital outstanding	(c+d)	10,600	4	10,604

Share capital increased 4 million euros due to the effect of the issue of bonus shares for the “Broad-based Employee Share Ownership Plan 2010-2014”, approved by the Telecom Italia S.p.A. shareholders’ meeting held on April 29, 2010.

Further details are presented in the following paragraphs and in the Note “Equity compensation plans”.

The total amount of ordinary treasury shares at December 31, 2011 is 508 million euros and recorded as follows: the part relating to par value (89 million euros) is recognized as a deduction from share capital issued and the remaining part as a deduction from Other reserves.

Share capital information

The Telecom Italia S.p.A. ordinary and savings shares are also listed on the NYSE in the form of American Depositary Shares, each ADS corresponding to 10 shares of ordinary or savings shares, respectively, represented by American Depositary Receipts (ADRs) issued by JPMorgan Chase Bank.

In the shareholder resolutions passed to increase share capital against cash payments, the pre-emptive right can be excluded to the extent of a maximum of ten percent of the pre-existing share capital, on condition that the issue price corresponds to the market price of the shares and that this is confirmed in a specific report issued by the firm charged with the audit.

The Group sources itself with the capital necessary to fund its requirements for business development and operations; the sources of funds are found in a balanced mix of risk capital, permanently invested by the shareholders, and debt capital, to guarantee a balanced financial structure and minimize the total cost of capital, with a resulting advantage to all the stakeholders.

Debt capital is structured according to different maturities and currencies to ensure an adequate diversification of the sources of financing and an efficient access to external sources of financing (taking advantage of the best opportunities offered in the euro, U.S. dollar and Pound sterling financial markets to minimize costs), taking care to reduce the refinancing risk.

The remuneration of risk capital is proposed by the board of directors to the shareholders’ meeting, which meets to approve the annual financial statements, based upon market trends and business performance, once all the other obligations are met, including debt servicing. Therefore, in order to guarantee an adequate remuneration of capital, safeguard company continuity and business development, the Group constantly monitors the change in debt levels in relation to equity, the level of net debt and the operating margin of industrial operations.

Rights of savings shares

The rights of the Telecom Italia S.p.A. savings shares are indicated below:

•

the profit shown in the duly approved financial statements, less the amount appropriated to the legal reserve, must be distributed to the holders of savings shares in an amount up to 5% of the par value of the share;

•

after assigning preferred dividends to the savings shares, the distribution of which is approved by the shareholders’ meeting, the remaining profit shall be assigned to all the shares so that the savings shares have the right to dividends that are higher, than the dividends to which the ordinary shares are entitled, by 2% of the par value of the share;

•

if in any one year dividends of below 5% of the par value of the share are paid to the savings shares, the difference is carried over and added to the preferred dividends for the next two successive years;

•

in the case of the distribution of reserves, the savings shares have the same rights as ordinary shares. Moreover, the shareholders’ meeting called to approve the separate financial statements for the year can, when there is no profit or insufficient profit reported in those financial statements to satisfy the rights of the savings shares, resolve to satisfy the dividend right and/or the additional right by distributing available reserves;

•

the reduction of share capital as a result of losses does not entail a reduction of the par value of savings shares except for the amount of the loss which exceeds the overall par value of the other shares;

•

upon the wind-up of Telecom Italia S.p.A., the savings shares have a pre-emptive right in the reimbursement of capital for the entire par value;

•

in the event of the cessation of trading in the Company’s ordinary or savings shares, the holder of savings shares may ask Telecom Italia S.p.A. to convert its shares into ordinary shares, according to the manner resolved by the special session of the shareholders’ meeting called for that purpose within two months of being excluded from trading.

Paid-in capital totals 1,704 million euros, increasing 7 million euros compared to December 31, 2010, following the capital increase to service the “Broad-based Employee Share Ownership Plan 2010-2014”, approved by the Telecom Italia S.p.A. shareholders’ meeting held on April 29, 2010.

Other reserves and retained earnings (accumulated losses), including profit (loss) for the year comprise:

•

The Reserve for available-for-sale financial assets shows a negative balance of 4 million euros at December 31, 2011, increasing 3 million euros compared to December 31, 2010. It includes unrealized losses relating to the investment in Assicurazioni Generali (-2 million euros) and the investment in Fin.Priv. (-6 million euros) by the Parent, Telecom Italia, as well as the unrealized losses on the securities portfolio of Telecom Italia Finance (-15 million euros) and the positive fair value adjustment of other available-for-sale financial assets held by the Parent, Telecom Italia (19 million euros). This reserve is expressed net of deferred tax liabilities of 7 million euros (at December 31, 2010, it was expressed net of deferred tax liabilities of 3 million euros).

•

The Reserve for cash flow hedges shows a negative balance of 74 million euros at December 31, 2011, increasing 210 million euros compared to December 31, 2010. This reserve is expressed net of deferred tax assets of 22 million euros (at December 31, 2010, it was expressed net of deferred tax assets of 106 million euros). In particular, this reserve includes the effective portion of gains or losses on the fair value adjustments of derivatives designated as cash flow hedges of the exposure to volatility in the cash flows of assets or liabilities recognized in the financial statements.

•

The Reserve for exchange differences on translating foreign operations shows a positive balance of 1,089 million euros at December 31, 2011, decreasing 312 million euros compared to December 31, 2010. This mainly refers to exchange differences in euros on the translation of the financial statements of the companies in the Brazil Business Unit and in the Argentina Business Unit.

•

Other gains (losses) of associates and joint ventures accounted for using the equity method show a negative balance of 1 million euros at December 31, 2011, unchanged compared to December 31, 2010.

•

Other reserves and retained earnings (accumulated losses), including profit (loss) for the year amount to 9,473 million euros, decreasing 5,940 million euros compared to December 31, 2010. The change is mainly due to the sum of the following:

–

dividends of 1,184 million euros (1,029 million euros in 2010);

–

loss for the year attributable to owners of the Parent of 4,726 million euros (profit for the year of 3,121 million euros in 2010);

–

negative effect arising from the increase in the economic interest in the companies of the Argentina Business Unit for -57 million euros.

Equity attributable to Non-controlling interests amounts to 3,904 million euros, increasing 168 million euros compared to December 31, 2010 and is principally represented by the sum of:

dividends of 118 million euros;

•

profit for the year attributable to Non-controlling interests of 446 million euros (454 million euros in 2010);

•

negative change in the “Reserve for exchange differences on translating foreign operations” of 226 million euros;

•

negative effect arising from the increase in the economic interest in the companies of the Argentina Business Unit of 153 million euros;

•

positive effect of capital operations by companies in the Brazil Business Unit of 221 million euros.

The line item consists principally of the equity attributable to the Non-controlling interests referring mainly to the companies in the Brazil Business Unit, the Argentina Business Unit and the Media Business Unit.

Future potential changes in share capital

Details of “Future potential changes in share capital” are presented in the Note “Earnings per share”.

Authorizations for the issue of convertible bonds and the buyback of treasury shares

During 2011, the board of directors of Telecom Italia S.p.A. did not exercise the right to issue bonds convertible into ordinary shares, nor were there changes in the number of treasury shares held by the Telecom Italia Group.

As concerns the authorization for the buyback of treasury shares, the ordinary shareholders’ meeting of Telecom Italia S.p.A. held on April 12, 2011, resolved on the following:

•

to authorize, for a period of 18 months, starting from the date of the shareholders’ resolution, the buyback, on one or more occasions and at any time, of Telecom Italia S.p.A. savings shares, within the quantitative limits established by law and, in any case, within a maximum expenditure limit of 800,000,000 euros;

the purchase price must be – in accordance with regulatory requirements or recognized market practices – between a minimum and a maximum of the weighted average stock market prices of the savings shares recorded by Borsa Italiana S.p.A. in the last ten days of trading prior to the date of the buyback or of fixing the price, respectively decreased or increased by 20%;

the buyback of treasury shares should nevertheless be within the limits of the available reserves shown in the most recent financial statements approved at the time of carrying out the transaction. The purchases should be carried out on regulated markets, in the manner set out by Borsa Italiana S.p.A., in accordance with art. 132 of Legislative Decree 58 of February 24, 1998 and art. 144 bis, paragraph 1, letter b) and c) of Consob Regulation 11971/99;

•

to authorize, for the same period of 18 months, starting from the date of this shareholders’ resolution, the disposal in whole or in part, on one or more occasions and at any time, of Telecom Italia S.p.A. savings shares in the Company’s portfolio, with the right to proceed, in case of disposal, to subsequent buyback transactions up to the expiration date of the shareholders’ authorization, keeping in mind the limits established by law also with regard to the number of treasury shares that the Company can hold at any one time and also providing for compliance with the expenditure limit and the other conditions as established above by these resolutions;

•

the disposals may be carried out according to the manner permitted by the current law or regulation in force, at the discretion of the board of directors;

•

to mandate the board of directors to take the necessary steps for account postings to be made following treasury share buyback and disposal transactions, in accordance with the provisions of the law and the accounting principles applicable at the time;

•

to mandate the chairman of the board of directors and the chief executive officer, jointly and severally and through agents, to execute the transactions that are the subject of this resolution.

Note 15 –
Financial liabilities (non-current and current)

Non-current and current financial liabilities (gross financial debt) are composed as follows:

(millions of euros)		12/31/2011	12/31/2010

Financial payables (medium/long-term):
Bonds		24,478	24,589
Amounts due to banks		6,687	5,501
Other financial payables		837	503
		32,002	30,593
Finance lease liabilities (medium/long-term)		1,304	1,442
Other financial liabilities (medium/long-term):
Hedging derivatives relating to hedged items classified as non-current assets/liabilities of a financial nature		2,513	2,238
Non-hedging derivatives		40	74
Other liabilities		1	1
		2,554	2,313
Total Non-current financial liabilities	(a)	35,860	34,348
Financial payables (short-term):
Bonds		3,895	4,989
Amounts due to banks		1,192	873
Other financial payables		527	517
		5,614	6,379
Finance lease liabilities (short-term)		245	232
Other financial liabilities (short-term):
Hedging derivatives relating to hedged items classified as current assets/liabilities of a financial nature		196	269
Non-hedging derivatives		36	2
Other liabilities		-	-
		232	271
Total Current financial liabilities	(b)	6,091	6,882
Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale	(c)	-	-
Total Financial liabilities (Gross financial debt)	(a+b+c)	41,951	41,230

Further details on Financial Instruments are provided in the Note “Supplementary disclosure on financial instruments”.

Gross financial debt according to the original currency of the transaction is as follows:

	12/31/2011		12/31/2010
	(millions of foreign currency)	(millions of euros)	(millions of foreign currency)	(millions of euros)

USD	12,386	9,572	14,196	10,624
GBP	2,532	3,032	2,531	2,940
BRL	2,624	1,081	2,682	1,205
JPY	20,809	208	20,834	192
ARS	740	133	973	183
PYG	140,043	24	186,914	31
EURO		27,901		26,055
		41,951		41,230

The analysis of gross financial debt by effective interest rate bracket excluding the effect of derivative hedging instruments, if any, is the following:

(millions of euros)	12/31/2011	12/31/2010

Up to 2.5%	6,517	6,520
From 2.5% to 5%	4,973	4,240
From 5% to 7.5%	20,310	20,306
From 7.5% to 10%	4,921	5,064
Over 10%	839	1,002
Accruals/deferrals, MTM and derivatives	4,391	4,098
	41,951	41,230

Instead, as a result of the use of derivative hedging instruments, gross financial debt by nominal interest rate bracket is the following:

(millions of euros)	12/31/2011	12/31/2010

Up to 2.5%	10,259	11,714
From 2.5% to 5%	5,722	6,236
From 5% to 7.5%	18,502	15,969
From 7.5% to 10%	2,018	1,995
Over 10%	1,059	1,218
Accruals/deferrals, MTM and derivatives	4,391	4,098
	41,951	41,230

The maturities of financial liabilities according to the expected nominal repayment amount, as defined by contract, are the following:

Details of the maturities of Financial liabilities – at nominal repayment amount:

	maturing by 12/31/ of the year:
(millions of euros)	2012	2013	2014	2015	2016	After 2016	Total

Bonds	3,131	3,449	2,912	1,801	2,250	13,432	26,975
Loans and other financial liabilities	789	1,606	3,008	1,029	548	1,696	8,676
Finance lease liabilities	230	115	176	151	135	727	1,534
Total	4,150	5,170	6,096	2,981	2,933	15,855	37,185
Current financial liabilities	870	-	-	-	-	-	870
Total	5,020	5,170	6,096	2,981	2,933	15,855	38,055

The main components of financial liabilities are commented below.

Bonds are composed as follows:

(millions of euros)	12/31/2011	12/31/2010

Non-current portion	24,478	24,589
Current portion	3,895	4,989
Total carrying amount	28,373	29,578
Fair value adjustment and measurement at amortized cost	(1,398)	(1,249)
Total nominal repayment amount	26,975	28,329

The nominal repayment amount totals 26,975 million euros, decreasing 1,354 million euros compared to December 31, 2010 (28,329 million euros) following repayments/new issues that took place in 2011.

The following table lists the bonds issued by companies of the Telecom Italia Group, by issuing company, expressed at the nominal repayment amount, net of bond repurchases, and also at market value:

Currency	Amount (millions)	Nominal repayment amount (millions of euros)	Coupon	Issue date	Maturity date	Issue price (%)	Market price at 12/31/11 (%)	Market value at 12/31/11 (millions of euros)

Bonds issued by Telecom Italia S.p.A.
Euro	1,222.5	1,222.5	6.250%	2/1/02	2/1/12	98.952	100.277	1,226
Euro	1,000	1,000	3 month Euribor + 0.53%	12/6/05	12/6/12	100	96.459	965
Euro	645	645	6.750%	3/19/09	3/21/13	99.574	102.316	660
Euro	500	500	3 month Euribor + 0.63%	7/19/07	7/19/13	100	93.872	469
Euro	500	500	7.875%	1/22/09	1/22/14	99.728	104.671	523
Euro	673	673	4.750%	5/19/06	5/19/14	99.156	98.943	666
Euro	120	120	3 month Euribor + 0.66%	11/23/04	11/23/15	100	81.342	98
GBP	500	598.6	5.625%	6/29/05	12/29/15	99.878	95.708	573
Euro	1,000	1,000	5.125%	1/25/11	1/25/16	99.686	95.661	957
Euro	850	850	8.250%	3/19/09	3/21/16	99.740	105.072	893
Euro	400	400	3 month Euribor + 0.79%	6/7/07	6/7/16	100	80.167	321
Euro	1,000	1,000	7.000%	10/20/11	1/20/17	(*) 100.185	100.073	1,001
GBP	750	897.9	7.375%	5/26/09	12/15/17	99.608	99.675	895
Euro	750	750	4.750%	5/25/11	5/25/18	99.889	87.340	655
Euro	1,250	1,250	5.375%	1/29/04	1/29/19	99.070	88.809	1,110
GBP	850	1,017,6	6.375%	6/24/04	6/24/19	98.850	91.565	932
Euro	265.8	265.8	6 month Euribor (base 365)	1/1/02	1/1/22	100	100	266
Euro	1,250	1,250	5.250%	2/10/10	2/10/22	99.295	82.560	1,032
GBP	400	478.9	5.875%	5/19/06	5/19/23	99.622	82.013	393
Euro	670	670	5.250%	3/17/05	3/17/55	99.667	66.693	447
Subtotal		15,089						14,082
Bonds issued by Telecom Italia Finance S.A. and guaranteed by Telecom Italia S.p.A.
Euro	107.7	107.7	3 month Euribor + 1.30%	3/12/10	3/14/12	100	99.992	108
Euro	801.2	801.2	7.250%	4/24/02	4/24/12	(*) 101.651	101.190	811
Euro	758.7	758.7	6.875%	1/24/03	1/24/13	99.332	103.045	782
JPY	20,000	199.6	3.550%	4/22/02	5/14/32	99.250	101.092	202
Euro	1,015	1,015	7.750%	1/24/03	1/24/33	(*) 109.646	89.036	904
Subtotal		2,882						2,807
Bonds issued by Telecom Italia Capital S.A. and guaranteed by Telecom Italia S.p.A.
USD	2,000	1,545.7	5.250%	10/29/03	11/15/13	99.742	96.286	1,488
USD	1,000	772.9	6.175%	6/18/09	6/18/14	100	96.970	749
USD	1,250	966.1	4.950%	10/6/04	9/30/14	99.651	93.498	903
USD	1,400	1,082.0	5.250%	9/28/05	10/1/15	99.370	92.418	1,000
USD	1,000	772.9	6.999%	6/4/08	6/4/18	100	94.630	731
USD	1,000	772.9	7.175%	6/18/09	6/18/19	100	94.995	734
USD	1,000	772.9	6.375%	10/29/03	11/15/33	99.558	77.333	598
USD	1,000	772.9	6.000%	10/6/04	9/30/34	99.081	75.573	584
USD	1,000	772.9	7.200%	7/18/06	7/18/36	99.440	84.323	652
USD	1,000	772.9	7.721%	6/4/08	6/4/38	100	88.603	685
Subtotal		9,004						8,124
Total		26,975						25,013

(*)

Weighted average issue price for bonds issued with more than one tranche.

The regulations and/or Offering Circulars relating to the bonds described above are available on the corporate website telecomitalia.com.

The following table lists the changes in bonds during 2011:

New issues

(millions of original currency)	currency	amount	issue date
Telecom Italia S.p.A. 1,000 million euros 7% maturing 1/20/2017 (*)	Euro	1,000	10/20/2011
Telecom Italia S.p.A. 750 million euros 4.75% maturing 5/25/2018	Euro	750	5/25/2011
Telecom Italia S.p.A. 1,000 million euros 5.125% maturing 1/25/2016	Euro	1,000	1/25/2011

(*)

On October 20, 2011, bonds were issued for 750 million euros; subsequently, on November 3, 2011, the issue was reopened and increased for another 250 million euros.

Repayments

(millions of original currency)	currency	amount	repayment date
Telecom Italia Capital S.A. Floating Rate Notes 850 million U.S. dollars, 3 month USD LIBOR +0.61%	USD	850	7/18/2011
Telecom Italia Capital S.A. 750 million U.S. dollars 6.2%	USD	750	7/18/2011
Telecom Italia Finance S.A 1,791 million euros (1) 7.50%	Euro	1,791	4/20/2011
Telecom Italia Capital S.A. Floating Rate Notes 400 million U.S. dollars, 3 month USD LIBOR +0.48%	USD	400	2/1/2011
Telecom Italia S.p.A. 750 million euros 4.5%	Euro	750	1/28/2011

(1)

Net of repayments by the company for 209 million euros during the years 2009-2011.

Buybacks

(millions of original currency)	currency	amount	buyback period
Telecom Italia Finance S.A. 1,791 million euros 7.50% maturing April 2011(*)	Euro	93	January– March 2011
Telecom Italia Finance S.A. 801 million euros 7.25% maturing April 2012	Euro	199	January– September 2011
Telecom Italia Finance S.A. 759 million euros 6.875% maturing January 2013	Euro	91	November–December 2011
Telecom Italia S.p.A. 1,222.5 million euros 6.25% maturing February 2012	Euro	27.5	December 2011
Telecom Italia S.p.A. 645 million euros 6.75% maturing March 2013	Euro	5	December 2011

(*)

During the years 2009 and 2010, bonds had already been bought back for 116 million euros. Therefore the total amount bought back is 209 million euros.

Medium/long-term amounts due to banks total 6,687 million euros (5,501 million euros at December 31, 2010), increasing 1,186 million euros partly as a result of 750 million euros drawn down from the revolving credit facility to partially cover the cash requirements for the acquisition of the LTE frequencies.

Short-term amounts due to banks total 1,192 million euros, increasing 319 million euros (873 million euros at December 31, 2010). Short-term amounts due to banks include 670 million euros for the current portion of medium/long-term amount due to banks.

Medium/long-term other financial payables amount to 837 million euros (503 million euros at December 31, 2010). They include 375 million euros of debt owed by Telecom Italia S.p.A. on the purchase of the user rights for the 800 MHz and 2600 MHz frequencies due in October 2016, 201 million euros by Telecom Italia Finance S.A. on the loan for 20,000 million Japanese yen due in 2029 and 249 million euros on the debt certificates regulated by German law denominated “Schuldschein” issued by Telecom Italia Finance S.A., maturing 2013.

Short-term other financial payables amount to 527 million euros (517 million euros at December 31, 2010) and include 178 million euros of the current portion of medium/long-term other financial payables, of which 88 million euros refers to the amount owed by Telecom Italia S.p.A. on the purchase of the user rights for the 800 MHz and 2600 MHz frequencies and 76 million euros relating to

Nortel Inversora S.A. Preferred Serie A Shares (these are preferred shares regulated by Argentine law, without voting rights except for specific cases stated in the relative issue conditions, repayable at pre-determined maturities according a pre-established repayment plan. The shares are remunerated and have the right, among other things, to a base annual cumulative yield, regardless of the results for the year reported by Nortel Inversora S.A. and are therefore considered liabilities of a financial nature pursuant to IFRS adopted by the Telecom Italia Group).

Medium/long-term finance lease liabilities total 1,304 million euros (1,442 million euros at December 31, 2010) and mainly refer to building sale and leaseback transactions recorded in accordance with IAS 17. Short-term finance lease liabilities amount to 245 million euros (232 million euros at December 31, 2010).

Hedging derivatives relating to items classified as non-current liabilities of a financial nature amount to 2,513 million euros (2,238 million euros at December 31, 2010). Hedging derivatives relating to items classified as current liabilities of a financial nature total 196 million euros (269 million euros at December 31, 2010). Further details are provided in the Note “Derivatives”.

Non-hedging derivatives relating to items classified as non-current liabilities of a financial nature amount to 40 million euros (74 million euros at December 31, 2010). Non-hedging derivatives relating to items classified as current liabilities of a financial nature amount to 36 million euros (2 million euros at December 31, 2010). These refer to the measurement of derivatives which, although put into place for hedging purposes, do not possess the formal requisites to be considered as such under IFRS. Further details are provided in the Note “Derivatives”.

 “Covenants”, “Negative pledges” and other contract clauses in effect at December 31, 2011

The bonds issued by the Telecom Italia Group do not contain financial covenants (e.g. ratios such a Debt/EBITDA, EBITDA/Interest etc.) or clauses that would force the early redemption of the bonds in relation to events other than the insolvency of the Telecom Italia Group. Furthermore, the repayment of the bonds and the payment of interest are not covered by specific guarantees nor are there commitments provided relative to the assumption of future guarantees, except for the full and unconditional guarantees provided by Telecom Italia S.p.A. for the bonds issued by Telecom Italia Finance S.A. and Telecom Italia Capital S.A.

None of the bonds issued by the Telecom Italia Group carry any other interest rate structures or structural complexities.

Since these bonds have been placed principally with institutional investors in major world capital markets (Euromarket and the U.S.A.), the terms which regulate the bonds are in line with market practice for similar transactions effected on these same markets; consequently, for example, there are commitments not to use the company’s assets as collateral for loans ("negative pledges").

With reference to loans received by Telecom Italia S.p.A. from the European Investment Bank (EIB), an amount of 1,053 million euros (out of a total of 2,960 million euros at December 31, 2011) is not secured by bank guarantees but there are covenants which cover the following:

•

in the event the company becomes the target of a merger, demerger or contribution of a business segment outside the Group, or sells, disposes or transfers assets or business segments (except in certain cases, expressly provided for), it shall immediately inform the EIB which shall have the right to ask for guarantees to be provided or changes to be made to the loan contract;

•

in the event the company commits to uphold in other loan contracts, among other things, financial parameters, cross default clauses, commitments restricting the sale of goods or restrictions which are not present or are more stringent or more favorable than those granted to the EIB, then the EIB will have the right to request – whenever it deems that this might have negative consequences on the financial capability of Telecom Italia S.p.A. – the providing of guarantees or the modification of the loan contract in order to envisage an equivalent provision in favor of the EIB. The provision in question (“Clause for Inclusion”) – contemplated only on the loan extended on August 5, 2011 for an amount of 100 million euros – does not apply to subsidized loans until the remaining total amount of principal is above 500 million euros;

•

for all loans not secured by collateral, if the Company’s credit rating of unsubordinated and unsecured medium/long-term debt is lower than BBB for Standard &Poor’s, Baa2 for Moody’s and BBB for Fitch Ratings, the company shall immediately inform the EIB which shall have the right to ask for suitable guarantees to be provided, indicating a date for setting up these guarantees. After that date and if Telecom Italia S.p.A. fails to provide the guarantees, the EIB shall have the right to demand immediate repayment of the amount disbursed. The current ratings (BBB and Baa2) did not require new guarantees or repayments of loans.

The syndicated bank lines of Telecom Italia S.p.A. do not contain financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interest, etc.) which would oblige the Company to automatically repay the outstanding loan if the covenants are not observed. Mechanisms are provided for adjusting the cost of funding in relation to Telecom Italia’s credit rating, with a spread added to the Euribor of between a minimum of 0.0875% and a maximum of 0.2625% for the line expiring in 2014 and a minimum of 0.90% and a maximum of 2.50% for the line expiring in 2013.

The two syndicated bank lines contain the usual other types of covenants, including the commitment not to use the company’s assets as collateral for loans (negative pledges), the commitment not to change the business purpose or sell the assets of the company unless specific conditions exist (e.g. the sale takes place at fair market value). Covenants with basically the same content are also found in the export credit loan agreement.

In a series of agreements in which Telecom Italia is a party, communication must be provided in case of a change in control.

Such obligation, required by national legislation in matters governing qualifying rights, is firstly contained in the general authorization rights granted to Telecom Italia for the operation and the provision of the electronic communication network and for the offer of electronic communication services, besides the concession/general authorization rights granted to the subsidiary TI Media for the network operator and content supplier activities. A similar obligation is governed on the basis of the local legislation and content in the concession/license rights of the telecommunications services in favor of the foreign subsidiaries of the Group.

Telecom Italia is also a party to agreements in which the phenomenon of a change in control involves a change in or the termination of the relationship. Some, however, not regarding financing relationships, are subject to restrictions on confidentiality, such that the disclosure of the presence of the clause would cause severe detriment to the Company, which consequently takes advantage of the right not to proceed to make any disclosure on the issue, pursuant to art. 123-bis of the TUF, paragraph 1, letter h), second part. In other cases, the significance of the agreement is excluded. In other cases, the significance of the agreement is excluded.

There remain the following types of agreements, all regarding financing relationships:

•

Multi-currency revolving credit facility (8,000,000,000 euros). The agreement was signed between Telecom Italia and a syndicate of banks on August 1, 2005 and subsequently modified. In the event of a change in control, Telecom Italia shall inform the agent within five business days and the agent, on behalf of the lending banks, shall negotiate, in good faith, how to continue the relationship. None of the parties shall be obliged to continue such negotiations beyond the term of 30 days, at the end of which, in the absence of an agreement, the credit facility shall cease to be effective and Telecom Italia shall be held to repay any sum disbursed (currently equal to 2,000,000,000 euros) to the same. Conventionally, no change of control is held to exist in the event control, pursuant to art. 2359 of the Italian Civil Code, is acquired (i) by shareholders who at the date of signing the agreement held, directly or indirectly, more than 13% of the voting rights in the shareholders’ meeting, or (ii) by the investors (Telefónica S.A., Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A. and Mediobanca S.p.A.) which had signed a shareholders’ agreement on April 28, 2007 regarding the Telecom Italia shares, or (iii) by a combination of parties belonging to the two categories;

•

Revolving credit facility (1,250,000,000 euros). The agreement was signed between Telecom Italia and a syndicate of banks on February 12, 2010 and contemplates a discipline similar to that contained in the August 1, 2005 credit facility agreement, even though it was updated to take into account the October 28, 2009 modifications to the April 28, 2007 shareholders’ agreement. Therefore, no change of control is held to exist in the event control, pursuant to art. 2359 of the Italian Civil Code, is acquired, directly or indirectly (through subsidiaries) by the investors Telefónica S.A., Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A. and Mediobanca S.p.A., with the provisions described above remaining unchanged. The amount disbursed is currently 250,000,000 euros;

•

Revolving credit facility (200,000,000 euros). The agreement was signed between Telecom Italia and Unicredit S.p.A. on December 20, 2010 and contemplates a discipline basically identical to that of the February 12, 2010 credit facility. The amount disbursed is currently 200,000,000 euros;

•

Bonds. The regulations covering the bonds issued under the EMTN Programme by both Olivetti and Telecom Italia and bonds denominated in U.S. dollars typically provide that, in the event of mergers or transfer of all or substantially all of the assets of the issuing company or of the guarantor, the incorporating or transferee company shall assume all of the obligations of the merged or transferor company. Non-fulfillment of the obligation, for which a solution is not found, is an event of default;

•

Contracts with the European Investment Bank (EIB). The total nominal amount is 2.95 billion euros. The contracts signed by Telecom Italia with the EIB, for an amount of 2.65 billion euros, carry the obligation of promptly informing the bank about changes regarding the bylaws or the allocation of share capital among the shareholders which can bring about a change in control. Failure to communicate this information to the bank shall result in the termination of the contract. The contract shall also be terminated when a shareholder, which, at the date of signing the contract does not hold at least 2% of the share capital, comes to hold more than 50% of the voting rights in the ordinary shareholders’ meeting or, in any case, a number of shares such that it represents more than 50% of the share capital. Whenever, in the bank’s reasonable opinion, this fact could cause a detriment to the bank or could compromise the execution of the loan project, the bank has the right to ask Telecom Italia to provide guarantees or modify the contract or find an alternative solution. Should Telecom Italia not comply with the requests of EIB, the bank has the right to terminate the contract. Specifically:

–

the loan contract signed by Telecom Italia with EIB on August 5, 2011, for an amount of 100 million euros, and the three contracts – covered, respectively, by bank guarantees and guarantees provided by Sace S.p.A. – signed on September 26, 2011, for a total amount of 200 million euros, carry the obligation, for Telecom Italia, of promptly informing the bank about changes regarding the bylaws or its shareholders. Failure to communicate this information to the bank shall result in the termination of the contract. With regard to the four contracts in question, a change of control is generated if a subject or group of subjects acting in concert acquires control of Telecom Italia, or of the entity that, directly or indirectly, controls Telecom Italia. No change of control is held to exist in the event control is acquired, directly or indirectly (i) by any shareholder which at the date of the contract holds, directly or indirectly, at least 13% of the voting rights in the shareholders’ meeting, or (ii) by the investors Telefónica S.A., Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A. or Mediobanca S.p.A. or their subsidiaries. Under the assumption that there is a change in control, the bank has the right to ask for the early repayment of the loan;

–

furthermore, the contracts covered by guarantees, signed on September 26, 2011, for a total amount of 200 million euros, envisage the clause for inclusion according to which in the event Telecom Italia commits to uphold in other loan contracts, among other things, financial parameters which are not present or are more stringent or more favorable than those granted to the EIB, then the EIB will have the right to request – whenever it deems that this might have negative consequences on the financial ability of Telecom Italia S.p.A. – the providing of guarantees or the modification of the loan contract in order to envisage an equivalent provision in favor of the EIB. The provision in question does not apply to subsidized loans until the remaining total amount of principal is above 500 million euros.

•

Export Credit Agreement (residual nominal amount of 37,573,952 euros). The contract was signed in 2004 by Telecom Italia and Société Générale and provides for the repayment of the loan in 2013. It is provided that, in the event of a change in control and subsequent failure to reach an agreement with the lender bank, Telecom Italia shall reimburse the outstanding loan on the first date on which payment of interest shall be due.

•

Senior Secured Syndicated Facility (residual nominal amount of 312,464,000 of Argentine pesos, equal to about 56 million euros). The contract was signed in October 2011 between BBVA Banco Francés and Tierra Argentea S.A (a wholly-owned subsidiary of the Telecom Italia Group) and provides for the repayment of the loan in 2016. The loan is guaranteed by two pledges of (i) 15,374,858 Telecom Argentina shares and (ii) 2,351,752 American Depositary Shares (ADS) representing 117,588 Nortel Inversora S.A. Class B preferred shares. The covenants established by contract, in the form of negative covenants or financial covenants, are consistent with those of syndicated loans and with local practice; there is also a change of control clause which requires the full early repayment of the loan should the Telecom Italia Group hold less than a 100% interest in Tierra Argentea S.A. or loss control of the other Argentine subsidiaries.

Finally, in the documentation of the loans granted to certain companies of the Tim Brasil group, the companies must generally respect certain financial ratios (e.g. capitalization ratios, ratios for servicing debt and debt ratios) as well as the usual other covenants, under pain of a request for the early repayment of the loan.

Finally, as of December 31, 2011, no covenant, negative pledge clause or other clause relating to the above-described debt position, has in any way been breached or violated.

Revolving Credit Facility

The following table shows the composition and the drawdown of the committed credit lines available at December 31, 2011:

(billion euros)	12/31/2011		12/31/2010
	Agreed	Drawn down	Agreed	Drawn down

Revolving Credit Facility – expiring February 2013	1.25	0.25	1.25	--
Revolving Credit Facility – expiring August 2014	8.0	2.0	8.0	1.5
Revolving Credit Facility – expiring June 2012 (renewable to December 2013)	0.2	0.2	0.2	0.12
Total	9.45	2.45	9.45	1.62

Telecom Italia’s rating

During the course of 2011, the three rating agencies - Standard & Poor’s, Moody’s and Fitch Ratings - changed their outlook on Telecom Italia:

	Rating	Outlook

STANDARD & POOR'S	BBB	Negative
MOODY'S	Baa2	Negative
FITCH RATINGS	BBB	Negative

Note 16 –
Net financial debt

As required by Consob Communication DEM/6064293 of July 28, 2006, the following table presents the net financial debt at December 31, 2011 and December 31, 2010 calculated in accordance with the criteria indicated in the Recommendation of CESR (Committee of European Securities Regulators) of February 10, 2005 “Recommendations for the Uniform Implementation of the European Commission Regulation on Disclosures” and also introduced by Consob itself.

For the purpose of determining such figure, the amount of financial liabilities has been adjusted by the effect of the relative hedging derivatives recorded in assets and the receivables arising from financial subleasing.

This table also shows the reconciliation of net financial debt determined according to the criteria indicated by CESR and net financial debt calculated according to the criteria of the Telecom Italia Group and presented in the Annual Report.

(millions of euros)		12/31/2011	12/31/2010

Non-current financial liabilities		35,860	34,348
Current financial liabilities		6,091	6,882
Financial liabilities relating to Discontinued operations/Non-current assets held for sale		-	-
Total Gross financial debt	(a)	41,951	41,230
Non-current financial assets (°)
Non-current financial receivables for lease contract		(153)	(199)
Non-current hedging derivatives		(2,701)	(1,524)
	(b)	(2,854)	(1,723)
Current financial assets
Securities other than investments		(1,007)	(1,316)
Financial receivables and other current financial assets		(462)	(438)
Cash and cash equivalents		(6,714)	(5,526)
Financial assets relating to Discontinued operations/Non-current assets held for sale		-	-
	(c)	(8,183)	(7,280)
Net financial debt as per Consob communication DEM/6064293/2006	(d=a+b+c)	30,914	32,227
Non-current financial assets (°)
Securities other than investments		(12)	(13)
Other financial receivables and other financial assets		(83)	(127)
	(e)	(95)	(140)
Net financial debt(*)	(f=d+e)	30,819	32,087
Reversal of fair value measurement of derivatives and related financial assets/liabilities	(g)	(405)	(619)
Adjusted net financial debt	(f+g)	30,414	31,468

(°)

At December 31, 2011 and at December 31, 2010, "Non-current financial assets" (b+e) amount to 2,949 million euros and 1,863 million euros, respectively.

(*)

As regards the effects of related party transactions on net financial debt, reference should be made to the specific table included in the Note "Related party transactions ".

Note 17 –
Financial risk management

Financial risk management objectives and policies of the Telecom Italia Group

The Telecom Italia Group is exposed to the following financial risks in the ordinary course of its business operations:

•

market risk: stemming from changes in interest rates and exchange rates in connection with financial assets that have been originated and financial liabilities that have been assumed;

•

credit risk: representing the risk of the non-fulfillment of the obligations undertaken by the counterpart with regard to the liquidity investments of the Group;

•

liquidity risk: connected with the need to meet short-term financial commitments.

These financial risks are managed by:

•

the definition, at a central level, of guidelines for directing operations;

•

the activity of an internal committee which monitors the level of exposure to market risks consistently with prefixed general objectives;

•

the identification of the most suitable financial instruments, including derivatives, to reach prefixed objectives;

•

the monitoring of the results achieved;

•

the exclusion of the use of financial instruments for speculative purposes.

The policies for the management and the sensitivity analyses of the above financial risks by the Telecom Italia Group are described below.

Identification of risks and analysis

The Telecom Italia Group is exposed to market risks as a result of changes in interest rates and exchange rates in the markets in which it operates or has bond issues, principally Europe, the United States, Great Britain and Latin America.

The financial risk management policies of the Telecom Italia Group are directed towards diversifying market risks, hedging exchange rate risk in full and minimizing interest rate exposure by an appropriate diversification of the portfolio, which is also achieved by using carefully selected derivative financial instruments.

The Group defines an optimum composition for the fixed-rate and variable-rate debt structure and uses derivative financial instruments to achieve that prefixed composition. In consideration of the Group’s operating activities, the optimum combination of medium/long-term non-current financial liabilities has been established, on the basis of the nominal amount, in the range 65% - 75% for the fixed-rate component and 25% - 35% for the variable-rate component.

In managing market risk, the Group adopted a “Guideline policy for debt management using derivative instruments” and mainly uses the following:

•

Interest Rate Swaps (IRS): used to modify the profile of the original exposure to interest rate risks on loans and bonds, whether fixed or variable;

•

Cross Currency and Interest Rate Swaps (CCIRS) and Currency Forwards: used to convert loans and bonds issued in currencies other than euro – principally in U.S. dollars and British pounds – to the functional currencies of the operating companies.

Derivative financial instruments are designated as fair value hedges for the management of exchange rate risks on instruments denominated in currencies other than euro and for the management of the interest rate risk on fixed-rate loans. Derivative financial instruments are designated as cash flow hedges when the objective is to pre-fix the exchange rate of future transactions and the interest rate.

All derivative financial instruments are put into place with high-credit-quality banking and financial counterparts with a high credit rating.

The exposure to the various market risks can be measured by sensitivity analyses, as set forth in IFRS 7. This analysis illustrates the effects produced by a given and assumed change in the levels of the relevant variables in the various reference markets (exchange rates, interest rates and prices) on finance income and expenses and, at times, directly on equity. The sensitivity analysis was performed based on the suppositions and assumptions indicated below:

•

The sensitivity analyses were performed by applying reasonably possible variations in the relevant risk variables to the amounts in the financial statements at December 31, 2011, assuming that such amounts are representative of the entire year.

•

The changes in value of fixed-rate financial instruments, other than derivatives, produced by changes in the reference interest rates, generate an impact on profit only when, in accordance with IAS 39, they are accounted for at their fair value. All fixed-rate instruments which are accounted for at amortized cost are not subject to interest rate risk as defined by IFRS7.

•

In the case of fair value hedge relationships, fair value changes of the underlying hedged item and of the derivative instrument, due to changes in the reference interest rates, compensate each other almost entirely in the income statement for the year. Therefore, these financial instruments are not exposed to interest rate risk.

•

The changes in value of designated financial instruments in a cash flow hedge relationship, produced by changes in interest rates, generate an impact on the debt level and on equity; accordingly they are included in this analysis.

•

The changes in value, produced by changes in the reference interest rates, of variable-rate financial instruments, other than derivatives, which are not part of a cash flow hedge relationship, generate an impact on the finance income and expenses for the year; accordingly they are included in this analysis.

Exchange rate risk – Sensitivity analysis

At December 31, 2011 (as at December 31, 2010), the exchange risk of the Group’s loans denominated in currencies other than the functional currency of the consolidated financial statements was hedged in full. For this reason, a sensitivity analysis has not been performed on the exchange risk.

Interest rate risk – Sensitivity analysis

The change in interest rates on the variable component of payables and liquidity may lead to higher or lower finance income and expenses, while the changes in the level of the expected interest rate affect the fair value measurement of the Group’s derivatives. In particular:

•

with regard to derivatives that convert the liabilities contracted by the Group to fixed rates (cash flow hedging), in keeping with international accounting standards that regulate hedge accounting, the fair value (mark-to-market) measurement of such instruments is set aside in a specific undistributable Equity reserve. The combined change of the numerous market variables to which the mark-to-market calculation is subject between the transaction inception date and the measurement date renders any assumption about the trend of the variables of little significance. As the contract expiration date approaches, the accounting effects described will gradually be absorbed until they cease to exist;

•

if at December 31, 2011 the interest rates in the various markets in which the Telecom Italia Group operates had been 100 basis points higher/lower compared to that actually realized, then higher/lower finance expenses, before the tax effect, would have been recognized in the income statement for 42 million euros (75 million euros in 2010).

Allocation of the financial structure between fixed rate and variable rate

As for the allocation of the financial structure between the fixed-rate component and the variable-rate component, for both financial assets and liabilities, reference should be made to the following tables. They show the nominal repayment/investment amount (insofar as that amount expresses the effective interest rate exposure of the Group) and, as far as financial assets are concerned, the intrinsic nature (financial characteristics and duration) of the transactions under consideration rather than just the stated contractual terms alone. Bearing that in mind, a transaction whose characteristics (short or very short time frame and frequent renewal) are such that the interest rate is periodically reset on the basis of market parameters, even though the contract does not call for re-fixing the interest rate (such as in the case of bank deposits, Euro Commercial Paper and receivables on sales of securities), has been considered in the category of variable rate.

Total Financial liabilities (at the nominal repayment amount)

	12/31/2011			12/31/2010
(millions of euros)	Fixed rate	Variable rate	Total	Fixed rate	Variable rate	Total

Bonds	20,156	6,819	26,975	17,632	10,697	28,329
Loans and other financial liabilities	5,789	4,421	10,210	6,166	3,015	9,181
Total non-current financial liabilities (including the current portion of medium/long-term financial liabilities)	25,945	11,240	37,185	23,798	13,712	37,510
Total current financial liabilities(*)	57	813	870	31	694	725
Total	26,002	12,053	38,055	23,829	14,406	38,235

(*)

At December 31, 2011, variable-rate current liabilities include 276 million euros of payables to other lenders for installments paid in advance which are conventionally classified in this line item even though they are not correlated to a definite rate parameter (313 million euros at December 31, 2010).

Total Financial assets (at the nominal investment amount)

	12/31/2011			12/31/2010
(millions of euros)	Fixed rate	Variable rate	Total	Fixed rate	Variable rate	Total

Cash and cash equivalents	-	5,167	5,167	-	4,264	4,264
Euro Commercial Papers	-	219	219	-	214	214
Securities	125	2,233	2,358	103	2,262	2,365
Other receivables	777	215	992	584	133	717
Total	902	7,834	8,736	687	6,873	7,560

With regard to variable-rate financial instruments, the contracts provide for revisions of the relative parameters to take place within the subsequent 12 months.

Effective interest rate

As to the effective interest rate, for the categories where that parameter can be determined, such parameter refers to the original transaction net of the effect of any derivative hedging instruments.

The disclosure, since it is provided by class of financial asset and liability, was determined, for purposes of calculating the weighted average, using the carrying amount adjusted by accruals, prepayments, deferrals and changes in fair value: this is therefore the amortized cost, net of accruals and any changes in fair value as a consequence of hedge accounting.

Total Financial liabilities

	12/31/2011		12/31/2010
(millions of euros)	Adjusted carrying amount	Effective interest rate (%)	Adjusted carrying amount	Effective interest rate (%)

Bonds	26,874	6.00	28,131	5.88
Loans and other financial liabilities	10,686	4.12	9,001	4.35
Total	37,560	5.46	37,132	5.51

Total Financial assets

	12/31/2011		12/31/2010
(millions of euros)	Adjusted carrying amount	Effective interest rate (%)	Adjusted carrying amount	Effective interest rate (%)

Cash & cash equivalents	5,167	2.52	4,264	1.19
Euro Commercial Papers	219	1.51	214	1.07
Securities	2,358	7.29	2,365	6.32
Other receivables	389	5.22	403	5.02
Total	8,133	4.01	7,246	3.07

As for financial assets, the weighted average effective interest rate is not essentially influenced by the existence of derivatives.

With reference to the concept of market risk, in the broad sense, the Group has interest coupon step-ups and step-downs for certain bonds that change in relation to changes in ratings. Such mechanisms, however, do not affect interest rate exposure, as previously described above, or the determination of the current effective interest rate. Further information is provided in the Note “Financial liabilities (non-current and current)”.

As for market risk management using derivatives, reference should be made to the Note “Derivatives”.

Credit risk

Credit risk represents the Telecom Italia Group’s exposure to possible losses arising from the failure of commercial or financial counterparts to fulfill their assumed obligations. Such risk stems principally from economic and financial factors, or from the possibility that a default situation of a counterpart could arise or from factors more strictly technical, commercial or administrative.

The Telecom Italia Group’s maximum theoretical exposure to credit risk is represented by the carrying amount of the financial assets and trade receivables recorded in the financial statements.

Provision charges for bad debts are recorded on specific credit positions that present an element of individual risk. On credit positions that do not present such characteristics, provision charges are recorded by customer segment according to the average uncollectibility estimated on the basis of statistics. Further details are provided in the Note “Trade and miscellaneous receivables and other current assets”.

For the credit risk relating to the asset components which contribute to the determination of “Net financial debt”, it should be noted that the management of the Group’s liquidity is guided by conservative criteria and is principally based on the following:

•

money market management: the investment of temporary excess cash resources during the year which are expected to turn around within the subsequent 12-month period;

•

bond portfolio management: the investment of a permanent level of liquidity and the investment of that part of liquidity which is expected to turn around for cash requirement purposes after a 12-month period, as well as the improvement in the average yield.

In order to limit the risk of the non-fulfillment of the obligations undertaken by the counterpart, deposits of the European companies are made with leading high-credit-quality banking and financial institutions. Investments by the companies in South America are made with leading local counterparts. Moreover, deposits are made generally for periods of less than three months. With regard to other temporary investments of liquidity, there are investments in Euro Commercial Paper (the issuers all have an A- rating by S&P’s and headquarters in Europe) and bonds featuring a limited level of risk. All investments have been made in accordance with the “Guideline policy for liquidity investments using financial instruments” adopted by the Telecom Italia Group in July 2009.

In order to minimize credit risk, the Group also pursues a diversification policy for its investments of liquidity and allocation of its credit positions among different banking counterparts. Consequently, there are no significant positions with any one single counterpart.

Liquidity risk

The Group pursues the objective of achieving an “adequate level of financial flexibility” which is expressed by maintaining a current treasury margin to cover the refinancing requirements at least for the next 12 months with irrevocable bank lines and liquidity.

Current financial assets at December 31, 2011, together with unused committed bank lines, ensure complete coverage of debt repayment obligations for the next 24 months.

13% of gross financial debt at December 31, 2011 (nominal repayment amount) will become due in the next 12 months.

The following tables report the contractual cash flows, not discounted to present value, relative to gross financial debt at nominal repayment amounts and the interest flows, determined using the conditions and the interest and exchange rates in place at December 31, 2011. The portions of principal and interest of the hedged liabilities includes both the disbursements and the receipts of the relative hedging derivatives.

Financial liabilities – Maturities of contractually expected disbursements

		maturing by 12/31/ of the year:
(millions of euros)		2012	2013	2014	2015	2016	After 2016	Total

Bonds	Principal	3,131	3,449	2,912	1,801	2,250	13,432	26,975
	Interest	1,526	1,418	1,210	1,067	969	8,326	14,516
Loans and other financial liabilities	Principal	789	1,606	3,008	1,029	548	1,696	8,676
	Interest	284	207	109	41	32	(439)	234
Finance lease liabilities	Principal	230	115	176	151	135	727	1,534
	Interest	99	92	84	76	67	179	597
Non-current financial liabilities (*)	Principal	4,150	5,170	6,096	2,981	2,933	15,855	37,185
	Interest	1,909	1,717	1,403	1,184	1,068	8,066	15,347
Current financial liabilities	Principal	870	-	-	-	-	-	870
	Interest	10	-	-	-	-	-	10
Total Financial liabilities	Principal	5,020	5,170	6,096	2,981	2,933	15,855	38,055
	Interest	1,919	1,717	1,403	1,184	1,068	8,066	15,357

(*)

These include hedging and non-hedging derivatives.

Derivatives on financial liabilities – Contractually expected interest flows

	maturing by 12/31 of the year:
(millions of euros)	2012	2013	2014	2015	2016	After 2016	Total

Disbursements	934	902	713	591	494	4,559	8,193
Receipts	(957)	(942)	(773)	(668)	(545)	(5,226)	(9,111)
Hedging derivatives – net (receipts) disbursements	(23)	(40)	(60)	(77)	(51)	(667)	(918)
Disbursements	-	11	8	5	2	72	98
Receipts	(2)	(3)	(13)	-	-	(2)	(20)
Non-Hedging derivatives – net (receipts) disbursements	(2)	8	(5)	5	2	70	78
Total net receipts	(25)	(32)	(65)	(72)	(49)	(597)	(840)

Market value of derivatives

In order to determine the fair value of derivatives, the Telecom Italia Group uses various valuation models.

The mark-to-market calculation is determined by discounting to present value the interest and notional future contractual flows using market interest rates and exchange rates.

The notional amount of IRS does not represent the amount exchanged between the parties and therefore does not constitute a measurement of credit risk exposure which, instead, is limited to the amount of the differential between the interest rates paid/received.

The market value of CCIRSs, instead, also depends on the differential between the reference exchange rate at the date of signing the contract and the exchange rate at the date of measurement, since CCIRSs imply the exchange of the reference interest and principal, in the respective currencies of denomination.

Note 18 –
Derivatives

Derivative financial instruments are used by the Telecom Italia Group to hedge its exposure to foreign exchange rate risk and the change in commodity prices and the management of interest rate risk and also to diversify the parameters of debt so that costs and volatility can be reduced to within predetermined operational limits.

Derivative financial instruments at December 31, 2011 are principally used to manage debt positions. They include interest rate swaps (IRS) and interest rate options (IRO) to reduce interest rate exposure on fixed-rate and variable-rate bank loans and bonds, as well as cross currency and interest rate swaps (CCIRS), currency forwards to convert the loans secured in different foreign currencies to the functional currencies of the various companies of the Group.

IRS and IRO transactions, respectively, provide for or may entail, at specified maturity dates, the exchange of flows of interest, calculated on the notional amount, at the agreed fixed or variable rates.

The same also applies to CCIRS transactions which, in addition to the settlement of periodic interest flows, may provide for the exchange of principal, in the respective currencies of denomination, at maturity and possibly spot.

The following tables present the derivative financial instruments of the Telecom Italia Group at December 31, 2011 and at December 31, 2010, by type:

Type (millions of euros)	Hedged risk	Notional amount at 12/31/2011	Notional amount at 12/31/2010	Spot* Mark-to-market (Clean Price) at 12/31/2011	Spot * Mark-to-market (Clean Price) at 12/31/2010

Interest rate swaps	Interest rate risk	3,100	5,320	9	44
Cross Currency and Interest Rate Swaps	Interest rate risk and currency exchange rate risk	3,257	5,648	193	(67)
Total Fair Value Hedge Derivatives		6,357	10,968	202	(23)
Interest rate swaps	Interest rate risk	3,370	3,370	(307)	(332)
Cross Currency and Interest Rate Swaps	Interest rate risk and currency exchange rate risk	10,402	10,402	56	(617)
Commodity Swap and Options	Commodity risk (energy)	-	10	-	2
Forward and FX Options	Currency exchange rate risk	1	3	-	-
Total Cash Flow Hedge Derivatives		13,773	13,785	(251)	(947)
Total Non-Hedge Accounting Derivatives		730	630	(22)	(59)
Total Telecom Italia Group Derivatives		20,860	25,383	(71)	(1,029)

* Spot Mark-to-market above represents the market measurement of the derivative net of the accrued portion of the flow in progress.

The hedge of cash flows by derivatives designated as cash flow hedges was considered highly effective and at December 31, 2011 led to:

•

recognition in equity of unrealized income for 293 million euros;

•

reversal from equity to the income statement of net gains from exchange rate adjustments for 333 million euros.

Furthermore, at December 31, 2011, the total loss of the hedging instruments that is still recognized in equity amounts to 14 million euros as a result of the effect of transactions early terminated over the years. The negative impact reversed to the income statement during 2011 is 6 million euros.

The transactions hedged by cash flow hedges will generate cash flows and will produce economic effects in the income statement in the periods indicated in the following table:

Currency of denomination	Notional amount in currency of denomination	Start of period	End of period	Rate applied	Interest period
	(millions)

USD	2,000	Jan-12	Nov-13	5.25%	Semiannually
Euro	120	Jan-12	Nov-15	3 month Euribor + 0.66%	Quarterly
GBP	500	Jan-12	Dec-15	5.625%	Annually
GBP	850	Jan-12	Jun-19	6.375%	Annually
GBP	400	Jan-12	May-23	5.875%	Annually
USD	186	Jan-12	Oct-29	5.45%	Semiannually
USD	1,000	Jan-12	Nov-33	6.375%	Semiannually
USD	1,000	Jan-12	July-36	7.20%	Semiannually
Euro	500	Jan-12	July-13	3 month Euribor + 0.63%	Quarterly
USD	1,000	Jan-12	Jun-18	6.999%	Semiannually
USD	1,000	Jan-12	Jun-38	7.721%	Semiannually
Euro	400	Jan-12	Jun-16	3 month Euribor + 0.79%	Quarterly
Euro	1,500	Jan-12	Aug-14	1 month Euribor + 0.1575%	Monthly
Euro	350	Jan-12	Mar-14	6 month EIB + 0.29%	Semiannually
Euro	400	Jan-12	Sep-13	3 month EIB + 0.15%	Quarterly
Euro	100	Jan-12	Dec-13	6 month Euribor - 0.023%	Semiannually
GBP	750	Jan-12	Dec-17	3.72755%	Annually
USD	1,000	Jan-12	Jun-14	6.175%	Semiannually
USD	1,000	Jan-12	Jun-19	7.175%	Semiannually
USD	1,000	Jan-12	Sep-34	6%	Semiannually

The method selected to test the effectiveness retrospectively and, whenever the principal terms do not fully coincide, prospectively, for cash flow hedge derivatives, is the Volatility Risk Reduction (VRR) Test. This test assesses the ratio between the portfolio risk (where the portfolio means the derivative and the item hedged) and the risk of the hedged item taken separately. In short, the portfolio risk must be significantly less than the risk of the item hedged.

The ineffective portion recognized in the income statement from designated cash flow hedge derivatives during 2011 is equal to 11 million euros.

Note 19 –
Supplementary disclosures on financial instruments

Measurement at fair value

The majority of non-current financial liabilities of the Telecom Italia Group are composed of bonds, the fair value of which can be easily determined by reference to financial instruments which, in terms of size and diffusion among investors, are commonly traded on the relative markets (please refer to the Note “Financial Liabilities - non-current and current”). However, as concerns other types of financing, the following assumptions have been made in order to determine fair value:

•

for variable-rate loans: the nominal repayment amount has been assumed;

•

for fixed-rate loans: fair value has been assumed as the present value of future cash flows using market interest rates prevailing at December 31, 2011.

Lastly, for the majority of financial assets, their carrying amount constitutes a reasonable approximation of their fair value since these are short-term investments that are readily convertible into cash.

The measurement at fair value of the financial instruments of the Group is classified according to the three levels set out in IFRS 7. The fair value hierarchy introduces three levels of input:

•

Level 1: quoted prices in active market;

•

Level 2: prices calculated using observable market inputs;

•

Level 3: prices calculated using inputs that are not based on observable market data.

The following tables set out, for assets and liabilities at December 31, 2011 and 2010 and in accordance with the categories established by IAS 39, the supplementary disclosure on financial instruments required by IFRS 7 and the schedules of gains and losses.

Key for IAS 39 categories

Acronym

Loans and Receivables	LaR
Financial assets Held-to-Maturity	HtM
Financial assets Available-for-Sale	AfS
Financial Assets/Liabilities Held for Trading	FAHfT/ FLHfT
Financial Liabilities at Amortized Cost	FLAC
Hedge Derivatives	HD
Not applicable	n.a.

Carrying amount for each class of financial asset/liability at 12/31/2011

(millions of euros)	IAS 39 Categories	note	Carrying amount in financial statements at 12/31/2011	Amounts recognized in financial statements according to IAS 39				Amounts recognized in financial statements according to IAS 17
				Amortized cost	Cost	Fair value taken to equity	Fair value recognized in the income statement

ASSETS
Non-current assets
Other investments	AfS	8)	38		26	12
Securities, financial receivables and other non-current financial assets
of which loans and receivables	LaR	9)	56	56
of which securities	AfS	9)	12			12
of which hedging derivatives	HD	9)	2,701			2,181	520
of which non-hedging derivatives	FAHfT	9)	27				27
of which financial receivables for lease contracts	n.a.	9)	153					153
Miscellaneous receivables and other non-current assets(*)
of which loans and receivables	LaR	10)	349	339	10
		(a)	3,336	395	36	2,205	547	153
Current assets
Trade and miscellaneous receivables and other current assets(*)
of which loans and receivables	LaR	13)	6,632	6,632
Securities
of which available-for-sale financial assets	AfS	9)	1,006			1,006
of which held for trading	FAHfT	9)	1				1
Financial receivables and other current financial assets
of which loans and receivables	LaR	9)	79	79
of which hedging derivatives	HD	9)	244			153	91
of which non-hedging derivatives	FLHfT	9)	24				24
of which financial receivables for lease contracts	n.a.	9)	115					115
Cash and cash equivalents	LaR	9)	6,714	6,714
		(b)	14,815	13,425		1,159	116	115
Total		(a+b)	18,151	13,820	36	3,364	663	268
LIABILITIES
Non-current liabilities
of which liabilities at amortized cost(**)	FLAC/HD	15)	32,003	32,003
of which hedging derivatives	HD	15)	2,513			2,332	181
of which non-hedging derivatives	FLHfT	15)	40				40
of which financial lease liabilities	n.a.	15)	1,304					1,304
		(c)	35,860	32,003		2,332	221	1,304
Current liabilities
of which liabilities at amortized cost (**)	FLAC/HD	15)	5,614	5,614
of which hedging derivatives	HD	15)	196			166	30
of which non-hedging derivatives	FLHfT	15)	36				36
of which financial lease liabilities	n.a.	15)	245					245
Trade and miscellaneous payables and other current liabilities(*)
of which liabilities at amortized cost	FLAC	23)	7,388	7,388
		(d)	13,479	13,002		166	66	245
Total		(c+d)	49,339	45,005		2,498	287	1,549

(*)

Part of assets or liabilities falling under application of IFRS 7.

(**)

They also include those at adjusted amortized cost that qualify for hedge accounting.

Comparison between carrying amount and fair value for each class of financial asset/liability at 12/31/2011

(millions of euros)	IAS 39 Categories	Carrying amount in financial statements at 12/31/2011	Amounts recognized in financial statements according to IAS 39				Amounts recognized in financial statements according to IAS 17	Fair Value at 12/31/2011
			Amortized cost	Cost	Fair value taken to equity	Fair value recognized in the income statement

ASSETS
Loans and receivables	LaR	13,830	13,820	10				13,830
Available-for-sale financial assets	AfS	1,056		26	1,030			1,056
Financial assets at fair value through profit or loss held for trading	FAHfT	52				52		52
of which non-hedging derivatives	FAHfT	51				51		51
Hedging derivatives	HD	2,945			2,334	611		2,945
Assets measured according to IAS 17	n.a.	268					268	268
Total		18,151	13,820	36	3,364	663	268	18,151
LIABILITIES
Financial liabilities at amortized cost(*)	FLAC/HD	45,005	45,005					42,576
Financial liabilities at fair value through profit or loss held for trading	FLHfT	76				76		76
of which non-hedging derivatives	FLHfT	76				76		76
Hedging derivatives	HD	2,709			2,498	211		2,709
Assets measured according to IAS 17	n.a.	1,549					1,549	1,600
Total		49,339	45,005		2,498	287	1,549	46,961

(*)

They also include those at adjusted amortized cost that qualify for hedge accounting.

Fair value hierarchy level for each class of financial asset/liability at 12/31/2011

(millions of euros)		IAS 39 Categories	note	Carrying amounts in financial statements at 12/31/2011	Hierarchy Levels
					Level 1(*)	Level 2(*)	Level 3(*)

ASSETS
Non-current assets
Other investments		AfS	8)	38	2	10
Securities, financial receivables and other non-current financial assets
of which securities		AfS	9)	12	12
of which hedging derivatives		HD	9)	2,701		2,701
of which non-hedging derivatives		FAHfT	9)	27		27
	(a)			2,778	14	2,738
Current assets
Securities
of which available-for-sale		AfS	9)	1,006	1,006
of which held for trading		FAHfT	9)	1		1
Financial receivables and other current financial assets
of which hedging derivatives		HD	9)	244		244
of which non-hedging derivatives		FAHfT	9)	24		24
	(b)			1,275	1,006	269
Total	(a+b)			4,053	1,020	3,007
LIABILITIES
Non-current liabilities
of which hedging derivatives		HD	15)	2,513		2,513
of which non-hedging derivatives		FLHfT	15)	40		40
	(c)			2,553		2,553
Current liabilities
of which hedging derivatives		HD	15)	196		196
of which non-hedging derivatives		FLHfT	15)	36		36
	(d)			232		232
Total	(c+d)			2,785		2,785

(*)

Level 1: quoted prices in active markets.

Level 2: prices calculated using observable market inputs.

Level 3: prices calculated using inputs that are not based on observable market data.

Carrying amount for each class of financial asset/liability at 12/31/2010

(millions of euros)	IAS 39 Categories	Note	Carrying amounts in financial statements at 12/31/2010	Amounts recognized in financial statements according to IAS 39				Amounts recognized in financial statements according to IAS 17
				Amortized cost	Cost	Fair value taken to equity	Fair value recognized in the income statement

ASSETS
Non-current assets
Other investments	AfS	8)	43		26	17
Securities, financial receivables and other non-current financial assets
of which loans and receivables	LaR	9)	120	120
of which securities	AfS	9)	13			13
of which hedging derivatives	HD	9)	1,524			1,071	453
of which non-hedging derivatives	FAHfT	9)	7				7
of which financial receivables for lease contracts	n.a.	9)	199					199
Miscellaneous receivables and other non-current assets (*)
of which loans and receivables	LaR	10)	249	214	35
		(a)	2,155	334	61	1,101	460	199
Current assets
Trade and miscellaneous receivables and other current assets (*)
of which loans and receivables	LaR	13)	6,686	6,686
Securities
of which available-for-sale financial assets	AfS	9)	1,316			1,316
of which held for trading	FAHfT	9)
Financial receivables and other current financial assets
of which loans and receivables	LaR	9)	27	27
of which non-hedging derivatives	FAHfT	9)	4				4
of which hedging derivatives	HD	9)	335			106	229
of which financial receivables for lease contracts	n.a.	9)	72					72
Cash and cash equivalents	LaR	9)	5.526	5,526
		(b)	13,966	12,239		1,422	233	72
Total		(a+b)	16,121	12,573	61	2,523	693	271
LIABILITIES
Non-current liabilities
of which liabilities at amortized cost(**)	FLAC/HD	15)	30,594	30,594
of which hedging derivatives	HD	15)	2,238			1,950	288
of which non-hedging derivatives	FLHfT	15)	74				74
of which financial lease liabilities	n.a.	15)	1,442					1,442
		(c)	34,348	30,594		1,950	362	1,442
Current liabilities
of which liabilities at amortized cost(**)	FLAC/HD	15)	6,379	6,379
of which non-hedging derivatives	FLHfT	15)	2				2
of which hedging derivatives	HD	15)	269			122	147
of which financial lease liabilities	n.a.	15)	232					232
Trade and miscellaneous payables and other current liabilities (*)
of which liabilities at amortized cost	FLAC	23)	7,497	7,497
			14,379	13,876		122	149	232
Total			48,727	44,470		2,072	511	1,674

(*)

Part of assets or liabilities falling under application of IFRS 7.

(**)

They also include those at adjusted amortized cost that qualify for hedge accounting.

Comparison between carrying amount and fair value for each class of financial asset/liability at 12/31/2010

(millions of euros)	IAS 39 Categories	Carrying amounts in financial statements at 12/31/2010	Amounts recognized in financial statements according to IAS 39				Amounts recognized in financial statements according to IAS 17	Fair Value al 12/31/2010
			Amortized cost	Cost	Fair value taken to equity	Fair value recognized in the income statement

ASSETS
Loans and receivables	LaR	12,608	12,573	35				12,608
Available-for-sale financial assets	AfS	1,372		26	1,346			1,372
Financial assets at fair value through profit or loss held for trading	FAHfT	11				11		11
of which non-hedging derivatives	FAHfT	11				11		11
Hedging derivatives	HD	1,859			1,177	682		1,859
Assets measured according to IAS 17	n.a.	271					271	271
Total		16,121	12,573	61	2,523	693	271	16,121
LIABILITIES
Financial liabilities at amortized cost (*)	FLAC/HD	44,470	44,470					44,494
Financial liabilities at fair value through profit or loss held for trading	FLHfT	76				76		76
of which non-hedging derivatives	FLHfT	76				76		76
Hedging derivatives	HD	2,507			2,072	435		2,507
Liabilities measured according to IAS 17	n.a.	1,674					1,674	2,083
Total		48,727	44,470		2,072	511	1,674	49,160

(*)

They also include those at adjusted amortized cost that qualify for hedge accounting.

Fair value hierarchy level for each class of financial asset/liability at 12/31/2010

(millions of euros)		IAS 39 Categories	note	Carrying amounts in financial statements at 12/31/2010	Hierarchy Levels
					Level 1(*)	Level 2(*)	Level 3(*)

ASSETS
Non-current assets
Other investments		AfS	8)	43	3	14
Securities, financial receivables and other non-current financial assets
of which securities		AfS	9)	13	13
of which hedging derivatives		HD	9)	1,524		1,524
of which non-hedging derivatives		FAHfT	9)	7		7
	(a)			1,587	16	1,545
Current assets
Securities
of which available-for-sale financial assets		AfS	9)	1,316	1,316
Financial receivables and other current financial assets
of which non-hedging derivatives		FAHfT	9)	4		4
of which hedging derivatives		HD	9)	335		335
	(b)			1,655	1,316	339
Total	(a+b)			3,242	1,332	1,884
LIABILITIES
Non-current liabilities
of which hedging derivatives		HD	15)	2,238		2,238
of which non-hedging derivatives		FLHfT	15)	74		74
	(c)			2,312		2,312
Current liabilities
of which non-hedging derivatives		FLHfT	15)	2		2
of which hedging derivatives		HD	15)	269		269
	(d)			271		271
Total	(c+d)			2,583		2,583

(*)

Level 1: quoted prices in active markets.

Level 2: prices calculated using observable market inputs.

Level 3: prices calculated using inputs that are not based on observable market data.

Gains and losses by IAS 39 category - Year 2011

(millions of euros)	IAS 39 Categories	Net gains/(losses) 2011(1)	of which interest

Loans and receivables	LaR	(419)	195
Available-for-sale financial assets	AfS	45
Financial assets and liabilities at fair value through profit and loss held for trading	FAHfT/ FLHfT	52
Financial liabilities at amortized cost	FLAC	(1,847)	(1,813)
Total		(2,169)	(1,618)

(1)

Of which, 3 million euros relates to fees and expenses not included in the effective interest rate calculation on financial assets/liabilities other than those at fair value through profit or loss held-for-trading.

Gains and losses by IAS 39 category - Year 2010

(millions of euros)	IAS 39 Categories	Net gains/(losses) 2010(1)	of which interest

Loans and receivables	LaR	(376)	114
Available-for-sale financial assets	AfS	60
Financial assets and liabilities at fair value through profit and loss held for trading	FAHfT/ FLHfT	(49)
Financial liabilities at amortized cost	FLAC	(1,994)	(1,936)
Total		(2,359)	(1,822)

(1)

Of which, 3 million euros relates to fees and expenses not included in the effective interest rate calculation on financial assets/liabilities other than those at fair value through profit or loss held-for-trading.

Note 20 –
Employee benefits

Employee benefits decreased 281 million euros compared to December 31, 2010 and are composed of the following:

(millions of euros)		12/31/2009	Change in the scope of consolidation Argentina BU	Provision charges/ present value	Decrease	12/31/2010

Provision for employee severance indemnities	(a)	1,051		40	(105)	986
Provision for pension plans		25	27	8	(1)	59
Provision for termination benefit incentives		146		228	(99)	275
Total other provisions for employee benefits	(b)	171	27	236	(100)	334
Total	(a+b)	1,222	27	276	(205)	1,320
of which:
non-current portion		1,075				1,129
current portion (*)		147				191

(*)

The current portion refers only to Other provisions for employee benefits.

(millions of euros)		12/31/2010	Provision charges/ present value	Decrease	Exchange differences and reclassifications	12/31/2011

Provision for employee severance indemnities	(a)	986	(75)	(82)	-	829
Provision for pension plans		59	(3)	(1)	(34)	21
Provision for termination benefit incentives		275	19	(105)	-	189
Total other provisions for employee benefits	(b)	334	16	(106)	(34)	210
Total	(a+b)	1,320	(59)	(188)	(34)	1,039
of which:
non-current portion		1,129				850
current portion (*)		191				189

(*)

The current portion refers only to Other provisions for employee benefits.

Provision for employee severance indemnities refers only to the Italian companies of the Group and decreased in total by 157 million euros; the reduction of 82 million euros refers to indemnities paid to employees who terminated employment or for advances. The negative change of 75 million euros in the “Provision charges/present value” column is the sum of the following:

•

+42 million euros for provision charges for interest accruing during the year;

•

-117 million euros for the total effect on employee severance indemnities deriving from: higher discount rate – taken as the return on 10-year government securities, change in inflation rate considered as well as the new law on pensions, Law 214 of December 22, 2011, which extends the estimated period in which a person works.

According to national law, the amount to which each employee is entitled depends on the period of service and must be paid when the employee leaves the company. The amount of severance indemnity due upon termination of employment is calculated on the basis of the period of employment and the taxable compensation of each employee. This liability is adjusted annually based on the official cost-of-living index and legally-prescribed interest earned. The liability is not associated with any vesting condition or period or any funding obligation; hence, there are no assets servicing the provision.

Under the regulations introduced by Legislative Decree 252/2005 and Law 296/2006 (the State Budget Law 2007), for companies with at least 50 employees, the severance indemnities accruing from 2007 are assigned, as elected by the employees, to either the INPS Treasury Fund or to supplementary pension funds and take the form of a “Defined contribution plan”.

However, for all companies, the revaluations of the amounts in the provision for employee severance indemnities existing at the election date, and also the amounts accrued and not assigned to supplementary pension plans for companies with less than 50 employees, are retained in the provision for employee severance indemnities. In accordance with IAS 19, this provision has been recognized as a “Defined benefit plan”.

Under IAS 19, employee severance indemnities have been recalculated with actuarial techniques using the Projected Unit Credit Method as follows:

•

the future possible benefits which could be paid to each employee registered in the program in the event of retirement, death, disability, resignation etc. have been projected on the basis of a series of financial assumptions (cost-of-living increases, interest rate, increase in compensation etc.). The estimate of future benefits includes any increases for additional service seniority as well as the estimated increase in the compensation level at the measurement date – only for employees of companies with less than 50 employees during the year 2006;

•

the average present value of future benefits has been calculated, at the measurement date, on the basis of the annual interest rate adopted and the probability that each benefit has to be effectively paid;

•

the liability of each interested company has been calculated as the average present value of future benefits that will be generated by the existing provision at the measurement date, without considering any future accruals (for companies with at least 50 employees during the year 2006) or identifying the amount of the average present value of future benefits which refer to the past service already matured by the employee in the company at the measurement date (for the others).

The following assumptions have been made:

FINANCIAL ASSUMPTIONS	Executives	Non- executives

Inflation rate	2.0% per annum	2.0% per annum
Discount rate	5.1% per annum	5.1% per annum
Increase in compensation:
equal to or less than 40 years of age	1.0% per annum	1.0% per annum
over 40 but equal to or less than 55 years of age	0.5% per annum	0.5% per annum
over 55 years of age	0.0% per annum	0.0% per annum

DEMOGRAPHIC ASSUMPTIONS	Executives	Non- executives

Probability of death	Mortality tables RG 48 published by “Ragioneria Generale dello Stato”	Mortality tables RG 48 published by “Ragioneria Generale dello Stato”
Probability of disability	INPS tables divided by age and sex	INPS tables divided by age and sex
Probability of resignation (in relation to the company):
up to 40 years of age	From 3.0% to 5.0% per annum	From 1.5% to 4.0% per annum
over 40 up to 50 years of age	From 1.5% to 4.0% per annum	From 0.5% to 2.5% per annum
over 50 years of age	None	None
Probability of retirement	Reaching the minimum requisites established by the Obligatory General Insurance updated on the basis of Law 214 of December 22, 2011
Probability of receiving at the beginning of the year an advance from the provision for severance indemnities accrued equal to 70%	3.0% per annum	3.0% per annum

The adoption of the above assumptions resulted in a liability for employee severance indemnities at December 31, 2011 of 829 million euros (986 million euros at the end of 2010).

The effect on the income statement, included in Employee benefits expenses, is as follows:

(millions of euros)	2011	2010

Current service cost (*)	–	–
Finance expenses (**)	42	44
Net actuarial (gains) losses recognized during the year	(117)	(4)
Total expenses (income)	(75)	40
Effective return on plan assets	there are no assets servicing the plan

(*)

Following the social security reform, the portions intended for the INPS Treasury Fund or for the supplementary pension funds have been recorded under “Employee benefits expense” in “Social security expenses” and not as “Employee severance indemnities expenses”. The latter account will still be used only for the severance indemnity expenses of companies with less than 50 employees (equal to 0.4 million euros in 2011 compared to 0.5 million euros in 2010).

(**)

Finance expenses include the portion relating to the company Loquendo for nine months of the year.

The change in expenses compared to the prior year is attributable mainly to the revision of the discount rate and the inflation rate used in the actuarial appraisal, to the new pension reform and to the reduction in employees.

Provisions for pension plans principally refer to pension plans operating in foreign companies of the Group.

Provisions for termination benefit incentives decreased in total by 86 million euros, mainly due to the utilization during the year of the provision for mobility under Law 223/91 by the Parent, Telecom Italia, Telecom Italia Sparkle, SSC, Olivetti and Olivetti I-Jet. The utilization was compensated in part by the reversal of the present value calculation of the 2010 provision and the addition to the provision of a further 12 million euros, of which 9 million euros refers to Telecom Italia S.p.A. and 3 million euros to the company SSC. There are also provision charges by other Group companies operating in foreign countries for about 7 million euros.

Note 21 –
Provisions

Provisions decreased 21 million euros compared to December 31, 2010 and are composed of the following:

(millions of euros)	12/31/2010	Increase	Taken to income	Used directly	Exchange differences and other changes	12/31/2011

Provision for taxation and tax risks	163	28	-	(31)	(11)	149
Provision for restoration costs	459	15	-	(10)	(9)	455
Provision for legal disputes	333	167	(1)	(167)	7	339
Provision for commercial risks	63	9	(2)	(6)	(1)	63
Provision for risks and charges on investments and corporate-related transactions	115	15	(2)	(8)	(4)	116
Other provisions	138	3	(1)	(8)	(4)	128
Total	1,271	237	(6)	(230)	(22)	1,250
of which:
non-current portion	860					831
current portion	411					419

Provision for taxation and tax risks shows a net reduction of 14 million and mainly include the provision charge of 10 million euros posted by Telecom Italia S.p.A. for taxes, interest and fines relating to the risk of the recovery of VAT deducted on supply transactions for the lease and/or sale of assets, which are the subject of criminal proceedings before the Monza Public Prosecutor’s Office (described in greater detail in the Note “Contingent liabilities, other information, commitments and guarantees”).

Provision for restoration costs refers to the provision for the estimated cost to dismantle tangible assets and restore the sites used by Telecom Italia S.p.A., the companies of the Brazil Business Unit and the companies of the Argentina Business Unit. The amount is more or less in line with that at the end of the prior year.

Provision for legal disputes includes the provision for litigation with employees, social security entities and third parties and shows a balance mainly reflecting that at December 31, 2010. The provision charges in 2011 have been recorded for the most part by the companies in the Brazil Business Unit (62 million euros), the companies in the Argentina Business Unit (55 million euros) and Telecom Italia S.p.A. (47 million euros).

Other provisions largely comprise the provision set aside in prior years for the Telecom Italia Sparkle case in the amount of 86 million euros and the provision for the liberalization of frequencies and proceedings of a regulatory nature with AGCom and the Antitrust Authority.

Note 22 –
Miscellaneous payables and other non-current liabilities

Miscellaneous payables and other non-current liabilities increased 70 million euros compared to December 31, 2010 and are composed of the following:

(millions of euros)	12/31/2011	12/31/2010

Payables to social security agencies	46	67
Capital grants	36	55
Deferred income	858	863
Income tax payables (*)	63	44
Other payables and liabilities	153	57
Total	1,156	1,086

(*) Analyzed in the Note "Income taxes".

Payables to social security agencies refer to the residual amount payable to INPS for estimated employee benefit obligations owed under Law 58/1992. Details are as follows:

(millions of euros)	12/31/2011	12/31/2010

Non-current payables:
Due from 2 to 5 years after the end of the reporting period	28	46
Due beyond 5 years after the end of the reporting period	18	21
	46	67
Current payables	23	76
Total	69	143

Deferred income includes 462 million euros (513 million euros at December 31, 2010) for the deferral of revenues from the activation of Telecom Italia S.p.A. telephone service and 301 million euros (257 million euros at December 31, 2010) for the deferral of revenues from the sale of transmission capacity, referring to future years.

Note 23 –
Trade and miscellaneous payables and other current liabilities

Trade and miscellaneous payables and other current liabilities increased 30 million euros compared to December 31, 2010 and are composed of the following:

(millions of euros)		12/31/2011	of which Financial Instruments IAS 39	12/31/2010	of which Financial Instruments IAS 39

Payables on construction work	(a)	31		23
Trade payables:
Payables to suppliers		4,929	4,929	4,943	4,943
Payables to other telecommunication operators		1,335	1,335	1,341	1,341
	(b)	6,264	6,264	6,284	6,284
Tax payables	(c)	773		685
Miscellaneous payables and other current liabilities:
Payables for employee compensation		520	520	537	537
Payables to social security agencies		230		273
Trade and miscellaneous deferred income		909		871
Advances received		19		27
Customer-related items		1,081	316	1,179	360
Payables for TLC operating fee		70		48
Dividends approved, but not yet paid to shareholders		60	60	93	93
Other current liabilities		419	228	333	223
Employee benefits (except for employee severance indemnities) for the current portion expected to be settled within 1 year		189		190
Provisions for risks and charges for the current portion expected to be settled within 1 year		419		411
	(d)	3,916	1,124	3,962	1,213
Total	(a+b+c+d)	10,984	7,388	10,954	7,497

Further details on Financial Instruments are provided in the Note “Supplementary disclosure on financial instruments”.

Trade payables (all due within 1 year) amounting to 6,264 million euros (6,284 million euros at December 31, 2010) mainly refer to Telecom Italia S.p.A. (3,383 million euros), the companies in the Brazil Business Unit (1,508 million euros) and the Argentina Business Unit (649 million euros).

Tax payables particularly refer to the VAT payable of Telecom Italia S.p.A. (219 million euros), the government concession tax of Telecom Italia S.p.A. (90 million euros), other tax payables of the Brazil Business Unit (264 million euros) and the Argentina Business Unit (84 million euros).

Note 24 –
Contingent liabilities, other information, commitments and guarantees

The most significant arbitration cases and legal or fiscal disputes in which the Telecom Italia Group is involved at December 31, 2011 are described below.

The Telecom Italia Group has posted liabilities totalling 189 million euros for those disputes described below where the risk of losing the case has been considered at least probable.

a) Significant disputes and pending legal action

Telecom Italia Sparkle – Relations with I-Globe, Planetarium, Acumen, Accrue Telemedia and Diadem: investigation by the Public Prosecutor’s Office of Rome

The immediate trial of the defendants currently subject to precautionary measures (among whom the former chief executive and two former employees of Telecom Italia Sparkle) continues. The alleged offences are transnational conspiracy, tax evasion in league with others, transnational money laundering, reinvestment of unlawful revenues and false registration of ownership of assets. The offences of transnational conspiracy, transnational money laundering and reinvestment of unlawful revenues also constitute predicate offences of the administrative liability of the organisation, pursuant to Legislative Decree no. 231/2001.

In relation to this trial, Telecom Italia Sparkle filed an application to be a civil party in the proceedings against all the defendants which the Court ruled inadmissible at the hearing of December 18, 2010, since it considered such an action incompatible with the company’s position as a subject of investigation pursuant to Legislative decree no. 231/2001.

The investigation of Telecom Italia Sparkle is still ongoing and hence all the documents relating to the proceedings have not yet been disclosed. It therefore follows that, given the complexity of the investigations and the incomplete information currently available, no definitive prediction of the outcome of the case can be formulated, notwithstanding and without prejudice to the defences that Telecom Italia Sparkle will pursue to the fullest extent permitted by law to demonstrate its non-involvement in the matters at issue.

Regarding the effects of a conviction under legislative decree no. 231/2001, in addition to the administrative fines and any interdiction, the profits of the crime would be confiscated, and in the current formulation of the charge by the public prosecutors and without prejudice to the defence considerations that will be developed in relation to this, would total approximately 72 million euros (a sum already guaranteed by bond and already set aside in the 2009 consolidated financial statements). Hence, based on the information available, the company expects no further material effects other than those for which provision has already been made and/or already seized (10 million euros are still under seizure for guarantees related to the proceedings).

So for as fiscal risk is concerned, the Agenzia delle Entrate has not, so far, issued notices of assessment in relation to the claim of the Guardia di Finanza relating to direct taxation (as far as indirect taxes are concerned, in July 2010 Telecom Italia Sparkle paid a proportion of the fines -25% of the sum imposed- of the whole of the VAT considered to be non-deductible, plus interest, to a total of 418 million euros). In this respect, Telecom Italia Sparkle – supported by the opinion of established professionals – believes that even if this were to happen, the risk of losing such case is merely possible, not probable. As a result, no provision to cover the tax risk for direct taxation has been made.

National tax disputes

As already illustrated in the annual financial Report 2010, the Milan Agenzia delle Entrate, in relation to a number of property transactions performed in 2005 and 2006 (so-called Magnum Project):

•

in October 2010 notified a formal notice of assessment to the subsidiary Olivetti Multiservices S.p.A. (OMS), which contested the non-legitimate deduction of VAT in the tax years 2005 and 2006 totalling approximately 198 million euros, after recalculation of the so-called “pro-rata of non-deductibility”;

•

in December 2010 the Milan Agenzia delle Entrate respectively served Telecom Italia and OMS, as jointly obliged parties, two notices of demand relating to property transfers made in December 2005 to the Raissa and Spazio Industriale funds, for which the companies in question were accused of non-payment of stamp duty and mortgage tax, requesting payment of approximately 61 million euros in tax, interest and fines.

•

in March 2011 it served both Telecom Italia S.p.A and OMS, two notices of demand relating to property transfers made in March 2006 to the Raissa and Spazio Industriale funds, for which the companies in question were accused of non-payment of stamp duty and mortgage tax, consequently requesting payment of approximately 10 million euros in tax and interest.

As far as the notices of demand for stamp duty and mortgage tax are concerned, since these notices are definitive, the companies propose to appeal to the Milan Provincial Tax Commission, requesting cancellation of the notices as well as suspension of the collection proceedings currently underway. The companies have also filed an application for an internal review and suspension with the competent offices of the Agenzia delle Entrate.

Last February 2012, the Milan Agenzia delle Entrate filed a brief with the Milan Tax Commission in which it notified its in toto cancellation of all the notices of demand, declaring the consequent cessation of matters to dispute.

As regards the formal notice relating to VAT however, the Agenzia delle Entrate contested that OMS had applied an unwarranted deduction of VAT on the purchase of properties assigned to the Raissa and Spazio Industriale Funds. On this matter the Company considers, supported by the opinion of established professionals, that it operated in full compliance with tax laws and that the claims made by the Agenzia should therefore be considered to be unfounded in law, the risk associated with such claims was therefore deemed possible.

International tax disputes

On March 22, 2011 Tim Celular was served notice of a tax assessment issued by the Federal Tax Authorities of Brazil for a total sum of 1,265 million Reais (approximately 550 million euros), including fines and interest, as a result of the completion of a tax investigation of financial years 2006, 2007, 2008 and 2009 for the companies Tim Nordeste Telecomunicações S.A. and Tim Nordeste S.A (previously called Maxitel), companies which have been progressively incorporated into Tim Celular with the aim of rationalising the corporate structure in Brazil.

The assessment notice includes various adjustments; the main claims may be summarised as follows:

•

non-recognition of the fiscal effects of the merger of Tim Nordeste Telecomunicações S.A. and Maxitel S.A…

•

non-recognition of the fiscal deductibility of the write-down of goodwill relating to the purchase of Tele Nordeste Celular Participações S.A. (“TNC”). The adjustments included in the assessment notice were challenged by Tim Celular, before the administrative court, with the submission of an initial defence on April 20, 2011.

The Management, as confirmed by fitting legal opinions, believes it is unlikely that the company could suffer any negative consequences in relation to these matters.

Again with regard to Tim Participações' subsidiary Brazilian companies, other cases of tax disputes are present including for significant amounts but with a risk of losing deemed improbable (for the aforementioned companies), on the basis of the legal opinions issued to the companies.

The most relevant cases relate to the fiscal deductibility of the write-down of goodwill, indirect taxation and contributions to the local regulatory authority (ANATEL). Of the main disputes concerning indirect taxation, several disputes regarding lowering the tax base on the basis of discounts granted to customers may be noted; the regulatory authority however alleges that the company did not pay sufficient contributions to the FUST/FUNTTEL funds.

Investigation by the Public Prosecutor’s Office of Monza

Criminal proceedings are currently pending before the Public Prosecutor’s Office of Monza as part of the preliminary investigation of a number of subjects , among whom some employees of the Company, relative to supply under lease and/or sale of assets transactions which would constitute various offences committed against Telecom Italia, among others.

On December 16, 2011 Telecom Italia, the injured party in the aforesaid criminal proceedings, filed a civil compliant against persons unknown with the Public Prosecutor’s Office of Monza.

However, in relation to the transactions cited, Telecom Italia deemed assessment of the risk of recovery of the deducted VAT, as well as interest and fines, setting aside approximately 10 million euros for risk provision.

Application for indictment of Telecom Italia S.p.A. for an administrative offence pursuant to Legislative Decree no. 231/2001.

In December 2008 Telecom Italia received notification of the application for its committal for trial for the administrative offence specified in articles 21 and 25, subsections 2 and 4, of legislative decree no. 231/2001 in relation to affairs involving several former employees and former collaborators of the Company charged – among other things – with offences involving corruption of public officials, with the object of acquiring information from confidential files. In May 2010 Telecom Italia was definitively no longer a defendant in the criminal trial, the Judge having approved the motion for settlement of the proceedings presented by the Company (plea bargaining) .

The trial phase of the proceedings, currently underway, started in September 2010 before Section One of the Milan Court of Assizes. During the first sessions, Telecom Italia filed its application to be a civil party in the proceedings against all the defendants committed for trial, for all the offences they are accused of, including the crimes of corruption and criminal conspiracy. The Company's application to be a civil party in the proceedings was granted by the Court on January 26, 2011. Telecom Italia is also the party with civil liability in relation to 11 persons charged with criminal conspiracy, corruption and hacking committed against a total of 32 civil parties. Telecom Italia Latam and Telecom Italia Audit and Compliance Services remain civil parties in the trial for damages deriving from crimes other than unlawful appropriation.

In relation to the details of the requests for the Company to pay and/or indemnify third parties, it should be noted that, given the current state of play and on the basis of the elements available that can be used for estimates, it is deemed possible that the Company could lose such proceedings. As regards one case only, on the basis of the available information and the state of the legal proceedings, a negative outcome is considered probable. As a result a specific provision of a relatively minor amount, which fully covers the risk has been made.

─ ● ─

It should be noted that for some disputes, described below, on the basis of the information available at the closing date of the financial statements and with particular reference to the complexity of the proceedings, to their progress, and to elements of uncertainty of a technical - trial nature, it was not possible to make a reliable estimate of the size and/or times of any payments. Moreover, in the case in which the diffusion of information relative to the dispute could seriously jeopardise the position of Telecom Italia or its subsidiaries, only the general nature of the dispute is described.

Antitrust Case A426

On May 13, 2010, following a complaint lodged by Fastweb, the Italian Antitrust Authority (AGCM) started an investigation into an alleged abuse of dominant position by Telecom Italia. According to Fastweb, Telecom Italia acted so as to exclude its competitors in the public tenders held in 2010 by Consip and Enel for the award of contracts for fixed telephony services and IP connectivity. In particular, according to the complainant, Telecom Italia did not provide its competitors with some pieces of information of a technical-economic nature that were allegedly essential for the submission of competitive bids, and provided its retail divisions with network services at more favourable conditions than those applied to all other operators.

Fastweb had previously filed a similar complaint to AGCom which wholly dismissed the case in a note issued on May 26, 2010.

While reiterating that it had always acted in full compliance with the applicable regulations, Telecom Italia filed a proposal of undertakings in order to remove all the concerns set forth in the AGCM decision to open the investigation. Considering that said proposal was not manifestly meritless, AGCM published it on its website on July 29, 2011, inviting comments from interested third parties.

Telecom Italia subsequently presented amendments to the proposal of undertakings, which the interested third parties made comments on. Telecom Italia submitted its responses to the comments from interested third parties on both proposals.

Since the procedure to evaluate the undertakings is still underway, it is not possible to opine about the outcome of the proceedings.

Antitrust Case A428

On June 23, 2010, prompted by complaints filed by Wind and Fastweb, AGCM started an investigation into two alleged abuses of dominant position by Telecom Italia. Firstly, according to Wind, Telecom Italia allegedly hindered or delayed the activation of services, by means of unjustified and spurious refusals ( so-called K.O.) Moreover, according to both complainants, Telecom Italia allegedly offered its access services to final customers at economic and technical conditions that could allegedly not be matched by competitors purchasing wholesale access services from Telecom Italia itself, only in those geographic areas of the Country where disaggregated access services to the local network are available, and hence where other operators can compete more fiercely.

In any case, with reference to one of the offers complained of (relating to an invitation to tender issued by the Florence municipal authority), on February 1, 2011, AGCom closed its investigation on the economic terms of Telecom Italia’s offer with regard to traffic services, after verifying that it could be matched by its competitors.

While reiterating that it had always acted in full compliance with the applicable regulations, Telecom Italia filed a proposal of undertakings in order to remove all the concerns set forth in the AGCM decision to open the investigation. Considering that said proposal was not manifestly meritless, AGCM published it on its website on August 5, 2011, inviting comments from interested third parties.

On March 26, 2012, AGCM rejected Telecom Italia’s proposal of undertakings; the investigation set to be concluded on September 30, 2012 therefore continues. At present, it is not possible to opine about the outcome of the proceedings.

Dispute relative to "Adjustments on concession charges" for the years 1994-1998

Some disputes filed in the past by Telecom Italia and Tim are still pending. These relate to the Ministry of Communications' request for payment of the balance of the amounts paid in concession charges for the years 1994-1998.

FASTWEB

As already described in the Interim Report on Operations at 30 September 2011, the disputes pending before the Court of Milan named "Impresa Semplice" and "Winback", have been settled between the parties.

The arbitration started by Fastweb in January 2011 by virtue of which the competitor requested compensation for presumed damages totalling 146 million euros incurred following alleged non-compliance with the provisions contained in the contract for the supply of the “unbundling of the local loop” (LLU) service is, on the contrary, ongoing. In particular, Fastweb complained that, in the period from July 2008 to June 2010, Telecom Italia had refused, unlawfully, to execute approximately 30,000 requests to migrate customers to the Fastweb network. Telecom Italia filed an appearance, submitting a counterclaim.

VODAFONE

In July 2006 Vodafone brought a case for compensation for damages (initially quantified as approximately 525 million euros, and subsequently adjusted to 759 million euros) before the Milan Appeal Court. The case involves a presumed abuse of its dominant position by Telecom Italia, which allegedly exploited its position in the fixed telephony markets to strengthen its position in the closely connected mobile communication services market, which tended to exclude and hence damage its competitor.

Telecom Italia filed an appearance, fully contesting the claims of the other party.

In a judgement on November 2, 2011, the Appeal Court declared that it was not competent in this matter and referred the case to the Civil Court. The terms for the resumption of the Vodafone case before the Milan Court are pending.

H3G

The following disputes with H3G are still outstanding:

•

a case brought by H3G for compensation for damages of 122 million euros alleging presumed discriminatory behaviour and unfair competition by Telecom Italia against H3G in relation to fixed-mobile termination tariffs in the period 2008/2010. Telecom Italia has filed an appearance contesting the other party's claims and submitting, alternatively, a counterclaim for 465 million euros;

•

a case brought by Telecom Italia for compensation of 230 million euros for damages related to the termination charges applied to it by H3G that were higher than those applied to other operators in the period between September 2005 and February 2008;

•

a case brought by H3G for compensation for presumed damages consequent to alleged discriminatory behaviour by Telecom Italia in the market for calls from its mobile network to H3G network customers. In particular, according to the complainant, Telecom Italia is accused of applying to its own sales divisions fees lower than those applied to H3G from April 2008. The damages claimed have been quantified as approximately 120 million euros. Telecom Italia has filed an appearance contesting the claims and submitting a counterclaim for 260 million euros;

•

an appeal by Telecom Italia before the Rome Appeal Court against the arbitration awards on the subject of mobile-mobile termination tariffs for the period between September 2005 and December 2007, which ordered Telecom Italia to pay the sum of approximately 87 million euros (of which approximately 58 million euros already declared enforceable);

•

a case started by H3G claiming compensation for presumed damages consequent to alleged violation of the mobile customer portability procedures. The damages claimed have been quantified as approximately 60 million euros. Telecom Italia has filed an appearance contesting the claims and submitting a counterclaim for 20 million euros;

•

an injunction sought by Telecom Italia to recover approximately 21 million euros for additional costs already paid to H3G for the period from July 2010 to February 2011, after the repricing of the termination tariffs on the H3G mobile network (resolution 667/08/Cons).

Federazione Anti Pirateria Audiovisiva (FAPAV)

In June 2010, the antipiracy group Federazione Anti Pirateria Audiovisiva (FAPAV) issued proceedings against Telecom Italia in the Rome Court for compensation of the presumed damages (quantified at 320 million euros) resulting from its non-prevention of the illicit downloading of films by customers of the Company accessing certain websites. According to the claimant, Telecom Italia did not adopt the necessary technical and administrative measures to prevent the illegal use of its network. Fapav also asked that the Company provide the Judicial Authorities with information identifying the customers involved in the alleged unlawful activities.

These proceedings follow a precautionary procedure at the end of which the Rome Court excluded both the liability of Telecom Italia in relation to the information carried, and the obligation to suspend the internet access service of which Telecom Italia is merely a supplier. The Court limited itself to ordering the Company to supply all the information in the Company’s possession on the alleged unlawful activity, apart from information identifying the subjects involved.

Telecom Italia, which has already complied with the order, entered an appearance in this case, asking that the claims of the other party be rejected in their entirety. The Italian association of authors and publishers, SIAE, joined these proceedings to support FAPAV’s argument.

WIND

In a writ issued in January 2012 Wind issued proceedings against Telecom Italia for compensation of alleged damages (quantified in 90 million euros) deriving from alleged unfair competition caused by the refusal to activate service requests in the period July 2009 - October 2010; the plaintiff's main statement alleges that such strategy of unfair competition was enacted by Telecom Italia both through alleged “technical boycotting” of service activation requests, and through offers and discounts tailored to customers interested in Wind' s offers.Such conduct, with which Telecom Italia is charged, has already been the subject of grievance by Wind and Fastweb before the Anti-trust authority, which initiated proceedings A428. Telecom Italia is filing an appearance contesting the claims of the other party.

EUTELIA and VOICEPLUS

In June 2009, Eutelia and Voiceplus asked that alleged acts of abuse by Telecom Italia of its dominant position in the premium services market (based on the public offer of services provided through so-called Non Geographic Numbers) be investigated. The complainants quantified their damages at a total of approximately 730 million euros.

The case follows a precautionary procedure in which the Milan Appeal Court prohibited certain behaviours relating to the management of the Company’s financial relations with Eutelia and Voiceplus concerning the Non Geographic Numbers for which Telecom Italia managed the revenues from the end customers, on behalf of such OLOs and in the light of regulatory requirements. Telecom Italia filed an appearance, asking that the demand for compensation by rejected in its entirety.

TELEUNIT

With a writ issued in October 2009 before the Milan Appeal Court, Teleunit asked for alleged acts of abuse by Telecom Italia of its dominant position in the premium services market to be investigated. The complainant quantified its damages at a total of approximately 362 million euros. Telecom Italia filed an appearance, contesting the claims of the other party.

POSTE

There are some pending actions brought Ing. C. Olivetti & C. S.p.A. (now Telecom Italia) against Poste, the Italian postal service, concerning non-payment by Poste of services rendered under a series of contracts to supply IT goods and services. The judgements issued in the lower court established an outcome that was partially favourable to the ex-Olivetti, and have been appealed against by Poste in individual rehearings.

In this respect, while a judgement of the Rome Appeal Court confirmed one of the outstanding payables to Telecom Italia, another judgement by the same Court declared void one of the disputed contracts. After this judgement, Poste issued a writ for the return of approximately 58 million euros, opposed by Telecom Italia, given that the judgement of the Court of Cassation considering amendment of the above judgement is still pending.

In its opposition and appeal for suspension of execution, Telecom Italia argued that it had not been ordered to pay specific restitution at that time, and hence there was no valid right to execute the judgement. Accepting this argument, the Rome Court suspended execution.

Gruppo Elitel Telecom S.p.A.

A dispute was recently started by Fallimento Elinet S.p.A. against its former administrators, auditors and auditing companies as well as against Telecom Italia, in relation to which claims were formulated regarding the alleged performance by Telecom Italia , of management and co-ordination activities of the Elitel Group (alternative operator present on the market, in which the Company has never had any type of interest), allegedly also enacted by playing the card of trade receivables management. The receiverships of Elitel s.r.l. and of Elitel Telecom S.p.A. (at the time the parent company of the Elitel Group) were also party to these proceedings.The economic claims advanced by the three receiverships amount to a total of 282 million euros. Telecom Italia is filing an appearance, fully contesting the statements of the other party.

Greece -DELAN

During 2009, the company Carothers Ltd., acting as successor of Delan Cellular Services SA (“Delan”), started judicial proceedings for the compensation of damages, both precautionary and on the merits, against Wind Hellas (the new corporate name of TIM Hellas, the Greek subsidiary sold by the Telecom Italia Group in 2005) before the Greek courts.

Wind Hellas in turn summoned Telecom Italia International to appear, as guarantor, allegedly on the basis of the indemnification obligations contained in the stock purchase agreement for the sale of the Greek subsidiary. The hearing for the pleading of both the case started by Carothers Ltd. against Wind Hellas and the case started by Wind Hellas against Telecom Italia International on the basis of the alleged indemnity obligations contained in the aforementioned stock purchase agreement was held on June 1, 2011. The outcome of the hearing is still unknown.

During 2010 Wind Hellas also summoned Telecom Italia International to appear as a third party in further judicial proceedings started in 2006 by Wind Hellas against what was at the time Delan (now Carothers), to challenge the validity of the arbitration clause contained in the agreement between such two parties, as well as to verify the absence of liability for the damages of Wind Hellas.

─ ● ─

Germany – AOL arbitration

In October 2011 Telecom Italia, TIDE and AOL signed a settlement agreement for the termination, free of any payment by the Group, of arbitration proceedings brought by AOL LLC and AOL Europe Sarl for reimboursement of damages exceeding 2 million euros and regarding the AOL’s broadband activities in Germany. In December 2011 the Arbitration Panel declared the termination of the proceedings.

Germany – Telefónica arbitration

On February 23, 2012, Telecom Italia and Telecom Italia Deutschland Holding GmbH (“TIDE”) entered into a settlement with Telefónica Germany, aimed at preventing a potential litigation related to compensation claims proposed by Telefónica in connection with the share purchase agreement for the sale of the holding in HanseNet, signed by the Group in 2009, as well as resolving the arbitration started in 2011 by Telefónica against Telecom Italia and TIDE. On the basis of such agreement, a capital amount of approximately 40 million euros formerly deposited in escrow was withdrawn by Telecom Italia, while approximately 4.5 million euros were paid to Telefónica and approximately 16 million euros are kept in escrow to cover certain potential future liabilities. In such framework Telefónica has withdrawn the aforementioned request for arbitration.

b) Other information

Dispute concerning the concession charge for 1998

Telecom Italia has issued proceedings against the Presidenza del Consiglio dei Ministri (the office of the Prime Minister) before the Rome Court for compensation of the damage caused by the Italian State through appeal judgement no.7506/09 by the Consiglio di Stato (Council of State) that, in the view of the Company, violates the principles of current European community law.

The main claim which the proceedings are founded on is based on community jurisprudence that recognises the right to assert the responsibility of the State in relation to violation of rights recognised in community law and injured by a judgement that has become definitive, in respect of which no other remedy may be applied. The aforementioned judgement of the Council of State definitively denied the right of Telecom Italia to restitution of the concession charge for 1998 (totalling 386 million euros for Telecom Italia and 143 million euros for Tim, plus interest), already rejected by the Lazio regional administrative court despite the favourable and binding opinion of the European Court of Justice on 23 February 2008 concerning the conflict between EC Directive 97/13 on general authorisations and individual licences in the telecommunications services industry, and the national regulations that had deferred, for 1998, the obligation to pay the fee payable by telecommunications concession holders, despite the intervening deregulation process. The Company then proposed an alternative compensation claim, within the sphere of the same proceedings, for tort pursuant to art. 2043 of the Italian Civil Code. The compensation claimed has been quantified as approximately 529 million euros, plus legal interest and revaluation. The Avvocatura di Stato filed an appearance and submitted a counterclaim for the same sum. The case, as regards the main claim, is subject to eligibility analysis by the Court, which declared the inadmissibility of Telecom Italia's main claim (case for damages for manifest breach of community law pursuant to law 117/88). The Court's decision was however amended by the Court of Appeal of Rome (after appeal by the Company) which declared Telecom Italia's claim admissible. Consequently the proceedings will continue on both claims made by Telecom Italia.

The case brought by Telecom Italia to the Consiglio di Stato on January 15, 2011 for revocation of the judgement that is the object of the proceedings is also still pending.

Mobile Telephony: investigation of Dealers

During 2011 the activities to verify and regularise the prepaid SIM cards which had been activated in 2005-2008 and not correctly associated with a customer identity document continued. The activities performed led to a reduction of approximately 65% of the "non-compliant" sim-cards compared to the start of the year.

A new regularization process which involves post-sales blocking of all the remaining cards was introduced in July and continued until December 2011. Thanks to this solution, the cards subject to post-sales blocking can no longer perform commercial operations such as top-ups, participation in offers, contractual profile changes, etc. except after regularisation. As a result of the actions taken, by the end of 2011 only 248 thousand sim-cards are still to be regularised,(when regularisation activities commenced, approximately 5.5 million sim-cards were not correctly associated with an identity document and, at the beginning of 2011, approximately 723 thousand cards were still to be regularised).

At December 31, 2011, the investigations of the Milan Public Prosecutor into SIM cards with incorrect user registrations, previously examined in the Greenfield Project – the results of which were illustrated in the Annex to the 2010 Corporate Governance and Share Ownership report – and of the phenomenon also pointed out in the Greenfield Project reported by Deloitte Financial Advisory Services on irregular postponement of the natural expiry date (13 months after the last top-up or other chargeable post-sales action) of approximately 2.5 million prepaid SIM cards, continued.

In addition and in relation to a different affair, on March 21, 2012 Telecom Italia was served notice of the conclusion of the preliminary enquiries pursuant to art. 415 bis of the code of criminal procedure, from which it emerged that the Company is currently subject to investigation by the Milan Public Prosecutor pursuant to Legislative Decree 231/2001 for the offences of receiving stolen goods (art. 648 of the penal code) and fraud of which fourteen employees of the so-called "canale etnico" of Telecom Italia are charged, jointly with several dealers ( to a total of 99 individuals subject to investigation for having made fake registrations of about 109,000 sim-cards).

Within the sphere of the proceedings in question, the Company as the injured party damaged by such conduct, had brought an action and subsequent addition in the years 2008 and 2009 providing for the prompt suspension of the employees involved.

As the injured party Telecom Italia will be bringing a civil action .

Other Liabilities Connected With Sales Of Assets And Investments

Under the contracts for the sale of assets and companies, the Telecom Italia Group has guaranteed compensation generally commensurate to a percentage of purchase price to buyers for liabilities deriving mainly from legal, tax, social security and labor-related issues.

In connection with these contingent liabilities, totaling about 1,100 million euros, only for those cases in which an outflow of resources is considered probable, an amount of 111 million euros has been accrued in the provision for risks.

Moreover, the Telecom Italia Group is committed to provide further compensation for certain specific contractual provisions under agreements for the sale of assets and companies, for which the contingent liabilities cannot at present be determined.

c) Commitments and guarantees

Guarantees for 19 million euros, net of back-to-back guarantees received, by Telecom Italia on behalf of associates (6 million euros) and other third parties for medium/long-term financial transactions.

Guarantees were provided by third parties to Group companies, amounting to 4,310 million euros, to guarantee financing received (2,262 million euros) and performance under outstanding contracts (2,048 million euros).

Among the guarantees provided by third parties for Telecom Italia S.p.A.’s obligations are two guarantees in favor of the Ministry of Economic Development for the auction to assign the user rights for the 800, 1800 and 2600MHz frequencies. The guarantees amount, respectively, to 38 million euros (for the commitment undertaken by the Company to build equipment networks according to eco-sustainability characteristics) and 456 million euros (for the request to pay back the total amount owed over a period of 5 years).

Details of the main guarantees received for EIB financing at December 31, 2011 are as follows:

Issuer

(millions of euros)	Amount(1)

BBVA - Banco Bilbao Vizcaya Argentaria	604
Intesa SanPaolo	471
Sumitomo	109
Bank of Tokyo - Mitsubishi UFJ	254
Banco Santander	139
Barclays Bank	75
CARIGE	92
Natixis	84
SACE	105
Citibank	28

(1)

Relative to loans issued by EIB for Tim Rete Mobile, Telecom Italia Breitband Infrastruktur Deutschland, Telecom Italia Media Digital Network and Telecom Italia Banda Larga Mezzogiorno Projects.

There are also surety bonds on the 3G service in Brazil for 122 million euros.

d) Assets pledged to guarantee financial liabilities

The contracts for low-rate loans granted by the Brazilian development bank BNDES (Banco Nacional de Desenvolvimento Econômico e Social) to Tim Celular for a total equivalent amount of 800 million euros are covered by specific covenants. In the event of non-compliance with the covenant obligations, BNDES will have a right to the receipts which transit on the bank accounts of the company.

The loan granted by BBVA Banco Francés to Tierra Argentea S.A. (a wholly-owned Argentine subsidiary of the Telecom Italia Group) is secured by two pledges, respectively, of 15,374,858 Telecom Argentina S.A. shares and 2,351,752 American Depositary Shares (ADS) representing 117,588 Nortel Inversora S.A. Class B preferred shares. The covenants on the loan are described in the Note “Financial liabilities (non-current and current)”.

Note 25 –
Revenues

Revenues increased 2,386 million euros compared to 2010. The composition is as follows:

(millions of euros)	2011	2010

Equipment sales	2,189	1,608
Services	27,755	25,953
Revenues on construction contracts	13	10
Total	29,957	27,571

Revenues from telecommunications services are presented gross of amounts due to other TLC operators, equal to 3,664 million euros (3,740 million euros in 2010, -2.0%), included in the costs of service.

For a breakdown of revenues by operating segment/geographical area, reference should be made to the Note “Segment Reporting”.

Note 26 –
Other income

Other income increased 44 million euros compared to 2010 and is composed of the following:

(millions of euros)	2011	2010

Compensation for late payment of telephone services	71	72
Recovery of costs for employees, purchases and services rendered	36	47
Capital and operating grants	24	38
Damage compensation, penalties and sundry recoveries	36	18
Other income	132	80
Total	299	255

Note 27 –
Acquisition of goods and services

Acquisition of goods and services increased 1,476 million euros compared to 2010. The composition is as follows:

(millions of euros)		2011	2010

Acquisitions of raw materials and merchandise	(a)	2,525	1,568
Costs of services:
Revenues due to other TLC operators		3,664	3,740
Interconnection costs		43	45
Commissions, sales commissions and other selling expenses		1,594	1,457
Advertising and promotion expenses		665	643
Professional and consulting services		418	380
Utilities		444	374
Maintenance		519	382
Outsourcing costs for other services		655	502
Mailing and delivery expenses for telephone bills, directories and other materials to customers		118	96
Other service expenses		804	848
	(b)	8,924	8,467
Lease and rental costs:
Property lease costs		647	594
TLC circuit lease rents and rents for use of satellite systems		525	490
Other lease and rental costs		238	264
	(c)	1,410	1,348
Total	(a+b+c)	12,859	11,383

Note 28 –
Employee benefits expenses

Employee benefits expenses amount to 3,917 million euros, decreasing 104 million euros and consist of the following:

(millions of euros)		2011	2010

Payroll expenses
Wages and salaries		2,788	2,615
Social security expenses		993	931
Employee severance indemnities		(75)	40
Other employee benefits		119	112
	(a)	3,825	3,698
Costs and provisions for temp work	(b)	5	9
Miscellaneous expenses for personnel and for other labor-related services rendered
Remuneration of personnel other than employees		9	8
Charges for termination benefit incentives		64	56
Expenses for mobility under Law 223/91		12	258
Other		2	(8)
	(c)	87	314
Total	(a+b+c)	3,917	4,021

The decrease in employee benefits expenses is mainly due to:

•

the increase connected with the consolidation of the Argentina Business Unit for the full year 2011 (+11,521 average headcount compared to 2010) with an effect of 364 million euros;

•

lower expenses owing to the contraction of the average headcount of the salaried workforce (the above effect relating to the Argentina Business Unit is already excluded) by 3,301 compared to 2010, of whom an average of 1,188 persons are under so-called “solidarity contracts” in Telecom Italia S.p.A. and Shared Service Center;

•

the reduction in the cost connected with the provision for employee severance indemnities, for 113 million euros, relating to the actuarial effects of the employee severance indemnities arising from the change in the economic parameters of reference (discount rate and inflation rate) and the new law on pensions (Law 214 of December 22, 2011) which extends the period in which a person works;

•

it should be recalled that in 2010 accruals had been recorded for 258 million euros for mobility under Law 223/91, following agreements reached with the labor unions by the Parent, Telecom Italia S.p.A., by TI Sparkle, by SSC, by Olivetti S.p.A. and by Olivetti I-Jet. In 2011, provision charges were recorded for a further 12 million euros, of which 9 million euros refers to the Parent, Telecom Italia, and 3 million euros to SSC.

The average headcount of the salaried workforce, including those with temp work contracts and excluding employees of Discontinued operations/Non-current assets held for sale, is 78,369 in 2011 (70,150 in 2010). A breakdown by category is as follows:

(headcount)	2011	2010

Executives	1,303	1,172
Middle Management	6,418	5,316
White collars	70,457	63,410
Blue collars	104	168
Employees on payroll	78,282	70,066
Employees with temp work contracts	87	84
Total average headcount of salaried workforce	78,369	70,150

Headcount in service at December 31, 2011, including those with temp work contracts, is 84,154 (84,200 at December 31, 2010) with a net decrease of 46.

Note 29 –
Other operating expenses

Other operating expenses increased 437 million euros compared to 2010 and are composed as follows:

(millions of euros)	2011	2010

Impairments and expenses in connection with credit management	533	478
Provision charges	128	80
TLC operating fees and charges	675	484
Indirect duties and taxes	349	200
Penalties, settlement compensation and administrative fines	41	105
Association dues and fees, donations, scholarships and traineeships	23	24
Sundry expenses	110	51
Total	1,859	1,422
of which, included in the supplementary disclosure on financial instruments	533	478

Further details on Financial Instruments are provided in the Note “Supplementary disclosure on financial instruments”.

Other operating expenses grew 437 million euros compared to 2010 largely on account of the consolidation of the Argentina Business Unit for the full year 2011 (+248 million euros, including a negative exchange effect of 8 million euros), the increase in the Brazil Business Unit (+159 million euros) and the Domestic Business Unit (+69 million euros). In particular:

•

writedowns and expenses in connection with credit management include mainly 397 million euros (317 million euros in 2010) referring to the Domestic Business Unit, 100 million euros (133 million euros in 2010) to the Brazil Business Unit and 29 million euros to the Argentina Business Unit;

•

provision charges recorded for pending disputes refer mainly to 60 million euros (18 million euros in 2010) of the Brazil Business Unit, 50 million euros (53 million euros in 2010) of the Domestic Business Unit, and 17 million euros of the Argentina Business Unit;

•

telecommunications operating fees and charges comprise 554 million euros (412 million euros in 2010) referring primarily to the Brazil Business Unit, to the Argentina Business Unit for 61 million euros and to the Domestic Business Unit for 58 million euros (56 million euros in 2010).

Note 30 –
Internally generated assets

Internally generated assets increased 22 million euros compared to 2010 and are composed of the following:

(millions of euros)	2011	2010

Intangible assets with a finite useful life	288	287
Tangible assets owned	281	260
Total	569	547

Internally generated assets mainly include labor costs of dedicated technical staff for software development and work in connection with the executive design, construction and testing of network installations.

Note 31 –
Depreciation and amortization

Depreciation and amortization decreased 48 million euros compared to 2010. The composition is as follows:

(millions of euros)		2011	2010

Amortization of intangible assets with a finite useful life:
Industrial patents and intellectual property rights		1,425	1,507
Concessions, licenses, trademarks and similar rights		325	314
Other intangible assets		412	395
	(a)	2,162	2,216
Depreciation of tangible assets owned:
Buildings (civil and industrial)		73	57
Plant and equipment		2,795	2,794
Manufacturing and distribution equipment		15	13
Ships		-	4
Other		333	343
	(b)	3,216	3,211
Depreciation of tangible assets held under finance leases:
Buildings (civil and industrial)		110	109
Plant and equipment		-	-
Aircraft		-	-
Other		6	6
	(c)	116	115
Total	(a+b+c)	5,494	5,542

The increase in amortization and depreciation charges due to the entry of the Argentina Business Unit in the scope of consolidation (+390 million euros, including a negative exchange rate effect of 13 million euros) is offset by the decrease in amortization and depreciation charges of the Domestic Business Unit (-329 million euros) and the Brazil Business Unit (-108 million euros, including the effect of the change in the real/euro exchange rate of +3 million euros).

Further details are provided in the Notes “Other intangible assets” and “Tangible assets owned and under finance leases”.

For a breakdown of depreciation and amortization by operating segment/geographical area, reference should be made to the Note “Segment Reporting”.

Note 32 –
Gains (losses) on disposals of non-current assets

The composition of gains (losses) on disposals of non-current assets is as follows:

(millions of euros)		2011	2010

Gains on disposals of non-current assets:
Gains on the retirement/disposal of intangible and tangible assets		5	22
Gains on the disposal of investments in subsidiaries		35	2
	(a)	40	24
Losses on disposals of non-current assets:
Losses on the retirement/disposal of intangible and tangible assets		37	13
	(b)	37	13
Total	(a-b)	3	11

Net gains on disposals of non-current assets amount to 3 million euros. The gain of 35 million euros, net of related incidental expenses, realized on the sale of Loquendo at the end of September 2011, is offset by net losses on the disposal of tangible assets, mainly of the Parent, for the replacement and subsequent disposal of dedicated mobile telephony plant.

In 2010, net gains on disposals of non-current assets were recorded for 11 million euros and included the gain, net of incidental expenses, for a total of 19 million euros in connection with the completion of the operation for the sale of Elettra by the International Wholesale – Domestic Business Unit.

Note 33 –
Impairment reversals (losses) on non-current assets

Details of impairment reversals (losses) on non-current assets are as follows:

(millions of euros)		2011	2010

Reversals of impairment losses on non-current assets:
on intangible assets		9	-
on tangible assets		1	-
	(a)	10	-
Impairment losses on non-current assets:
on intangible assets		7,364	56
on tangible assets		4	7
	(b)	7,368	63
Total	(a-b)	(7,358)	(63)

Reversals of impairment losses on non-current assets consist of impairment reversals carried out by the Lan Med group as a result of the partial increase in the asset values on which an impairment loss was recorded in 2006.

Impairment losses on non-current assets amount to 7,368 million euros in 2011 and include 7,307 million euros for the impairment of the goodwill allocated to the Core Domestic cash-generating unit in the Domestic Business Unit and 57 million euros for the impairment loss on the goodwill allocated to the Media Business Unit, for which an impairment charge of 46 million euros was recorded in 2010.

In particular, in preparing the annual financial statements, the Telecom Italia Group repeated the impairment test that had been carried out in the first half of 2011 which led to the recognition in the half-year condensed consolidated financial statements at June 30, 2011 of an impairment loss of 3,182 million euros on the Core Domestic cash-generating unit.

The macroeconomic and market climate was marked by a deceleration in the higher growth economies and fears of a recession in the mature ones which were more accentuated in the domestic market. Added to this was an escalation, in the second half of the year, of financial market pressures, with particular reference to the trend of interest rates. The measurement therefore took into account such deterioration of the financial markets in general terms, with reference to the interest rates, while the worsening of expectations regarding the market prospects of the Business Unit in question were considered in specific terms.

Note 34 –
Other income (expenses) from investments

Details are as follows:

(millions of euros)	2011	2010

Dividends from Other investments	1	2
Net gains on disposals of other investments	18	30
Sofora revaluation, net of the reversal of the negative exchange rate reserve	-	266
Loss and impairment losses on Other investments	(3)	(9)
Total	16	289
of which, included in the supplementary disclosure on financial instruments	(2)	22

In 2011, Other income (expenses) from investments is an income balance of 16 million euros and includes 17 million euros for the net gain on the sale of the entire 27% investment in the Cuban operator EtecSA. That amount is in addition to the benefit from the impairment reversal of 30 million euros, recorded in 2010, as part of the valuation using the equity method.

In 2010, Other income (expenses) from investments was an income balance of 289 million euros and specifically included the revaluation, net of the negative exchange rate effect, of 266 million euros on the investment interest already held in Sofora Telecomunicaciones (50%). In particular, as set forth in IFRS 3, following the acquisition of control of Sofora Telecomunicaciones, which took place on October 13, 2010, the investment interest previously held in the subsidiary, accounted for using the equity method, was remeasured at fair value at the acquisition date of control. The line item also included the net gain of 29 million euros realized on the settlement agreement reached between the Telecom Italia Group and the Bolivian government for the resolution of the dispute over the May 1, 2008 expropriation by that government of the investment held by the Group in Entel Bolivia.

Note 35 –
Finance income and Finance expenses

Finance income

Finance income decreased 617 million euros compared to 2010 and is composed as follows:

(millions of euros)		2011	2010

Interest income and other finance income:
Income from financial receivables, recorded in Non-current assets		1	1
Income from securities other than investments, recorded in Non-current assets		-	-
Income from securities other than investments, recorded in Current assets		57	45
Income other than the above:
Interest income		217	143
Foreign exchange gains		513	740
Income from fair value hedge derivatives		328	502
Reversal of the Reserve for cash flow hedge derivatives to the income statement (interest rate component)		626	635
Income from non-hedging derivatives		24	44
Miscellaneous finance income		45	53
	(a)	1,811	2,163
Positive fair value adjustments to:
Fair value hedge derivatives		415	841
Underlying financial assets and liabilities of fair value hedges		34	11
Non-hedging derivatives		204	66
	(b)	653	918
Reversal of impairment loss on financial assets other than investments	(c)	-	-
Total	(a+b+c)	2,464	3,081
of which, included in the supplementary disclosure on financial instruments		492	335

Finance expenses

Finance expenses decreased 693 million euros compared to the 2010 and are composed as follows:

(millions of euros)		2011	2010

Interest expenses and other finance expenses:
Interest expenses and other costs relating to bonds		1,534	1,646
Interest expenses to banks		228	218
Interest expenses to others		227	244
		1,989	2,108
Commissions		55	67
Foreign exchange losses		560	734
Charges from fair value hedge derivatives		214	286
Reversal of the Reserve for cash flow hedge derivatives to the income statement (interest rate component)		753	772
Charges from non-hedging derivatives		62	87
Miscellaneous finance expenses		205	188
	(a)	3,838	4,242
Negative fair value adjustments to:
Fair value hedge derivatives		121	68
Underlying financial assets and liabilities of fair value hedge derivatives		384	758
Non-hedging derivatives		119	87
	(b	624	913
Impairment losses on financial assets other than investments	(c)	-	-
Total	(a+b+c)	4,462	5,155
of which, included in the supplementary disclosure on financial instruments		2,126	2,238

For greater clarity of presentation, the net effects relating to derivative financial instruments are summarized in the following table:

(millions of euros)		2011	2010

Exchange gains		513	740
Exchange losses		(560)	(734)
Net exchange gains and losses		(47)	6

Income from fair value hedge derivatives		328	502
Charges from fair value hedge derivatives		(214)	(286)
Net result from fair value hedge derivatives	(a)	114	216
Positive effect of the Reversal of the Reserve of cash flow hedge derivatives to the income statement for the interest rate component		626	635
Negative effect of the Reversal of the Reserve of cash flow hedge derivatives to the income statement for the interest rate component		(753)	(772)
Net effect of the Reversal of the Reserve of cash flow hedge derivatives to the income statement for the interest rate component	(b)	(127)	(137)
Income from non-hedging derivatives		24	44
Charges from non-hedging derivatives		(62)	(87)
Net result from non-hedging derivatives	(c)	(38)	(43)
Net result from derivatives	(a+b+c)	(51)	36

Positive fair value adjustments to fair value hedge derivatives		415	841
Negative fair value adjustments to underlying financial assets and liabilities of fair value hedge derivatives		(384)	(758)
Net fair value adjustments	(d)	31	83
Positive fair value adjustments to underlying financial assets and liabilities of fair value hedge derivatives		34	11
Negative fair value adjustments to fair value hedge derivatives		(121)	(68)
Net fair value adjustments	(e)	(87)	(57)
Net fair value adjustments to fair value hedge derivatives and underlyings	(d+e)	(56)	26

Positive fair value adjustments to non-hedging derivatives	(f)	204	66
Negative fair value adjustments to non-hedging derivatives	(g)	(119)	(87)
Net fair value adjustments to non-hedging derivatives	(f+g)	85	(21)

Note 36 –
Profit (loss) for the year

The loss for the year reflects a negative change of 7,855 million from the profit reported in 2010 and can be analyzed as follows:

(millions of euros)	2011	2010

Profit (loss) for the year	(4,280)	3,575
Attributable to:
Owners of the Parent:
Profit (loss) from continuing operations	(4,713)	3,128
Profit (loss) from Discontinued operations/Non-current assets held for sale	(13)	(7)
Profit (loss) for the year attributable to owners of the Parent	(4,726)	3,121
Non-controlling interests:
Profit (loss) from continuing operations	446	454
Profit (loss) from Discontinued operations/Non-current assets held for sale	-	-
Profit (loss) for the year attributable to Non-controlling interests	446	454

Note 37 –
Earnings per share

For purposes of the calculation of diluted earnings per share, account was only taken of the potential ordinary shares relating to the equity compensation plans of the employees for whom, at December 31, 2011, the market and non-market performance conditions were satisfied. In 2010, the additional dividends to which the savings shareholders were conventionally entitled (at an unvarying amount of 0.011 euros per share) were allocated entirely to the loss from continuing operations.

		2011	2010

Basic and diluted earnings per share
Profit (loss) for the year attributable to owners of the Parent		(4,726)	3,121
Less: additional dividends for the savings shares (0.011 euros per share)		-	(66)
	(millions of euros)	(4,726)	3,055
Average number of ordinary and savings shares	(millions)	19,290	19,266
Basic and diluted earnings per share – Ordinary shares		(0.24)	0.16
Plus: additional dividends per savings share		-	0.01
Basic and diluted earnings per share – Savings shares	(euros)	(0.24)	0.17
Basic and diluted earnings per share from continuing operations
Profit (loss) from continuing operations		(4,713)	3,128
Less: additional dividends for the savings shares		-	(66)
	(millions of euros)	(4,713)	3,062
Average number of ordinary and savings shares	(millions)	19,290	19,266
Basic and diluted earnings per share from continuing operations — Ordinary shares		(0.24)	0.16
Plus: additional dividends per savings share		-	0.01
Basic and diluted earnings per share from continuing operations — Savings shares	(euros)	(0.24)	0.17
Basic and diluted earnings per share from Discontinued operations/Non-current assets held for sale
Profit (loss) from Discontinued operations/Non-current assets held for sale	(millions of euros)	(13)	(7)
Average number of ordinary and savings shares	(millions)	19,290	19,266
Basic and diluted earnings per share from Discontinued operations/ Non-current assets held for sale - Ordinary shares	(euros)	-	-
Basic and diluted earnings per share from Discontinued operations/ Non-current assets held for sale - Savings shares	(euros)	-	-

	2011	2010

Average number of ordinary shares (*)	13,264,375,078	13,239,883,276
Average number of savings shares	6,026,120,661	6,026,120,661
Total	19,290,495,739	19,266,003,937

(*)

The number only takes into account the potential ordinary shares relating to the equity compensation plans of the employees for whom the market and non-market performance conditions were satisfied.

Future potential changes in share capital

The following table shows the future potential changes in share capital on the basis of the options and rights granted under equity compensation plans still outstanding at December 31, 2011:

	Number of maximum shares issuable	Par value (thousands of euros)	Paid-in capital (thousands of euros)	Subscription price per share (euro)
Additional capital increases not yet approved (ordinary shares)
Resolution by the shareholders’ meeting held on April 8, 2009	1,600,000,000	880,000	n.d.	n.d.
“Long Term Incentive Plan 2010-2015” (capital increase in cash) (*)	n.d.	4,118	n.d.	n.d.
“Long Term Incentive Plan 2010-2015” (bonus capital increase) (**)	n.d.	4,118	-	-
“Long Term Incentive Plan 2011” (capital increase in cash for Selected Management) (°)	n.d.	4,747	n.d.	n.d.
“Long Term Incentive Plan 2011” (bonus capital increase for Selected Management) (°°)	n.d.	4,747	-	-
“Long Term Incentive Plan 2011” (bonus capital increase for Top Management) (°°°)	n.d.	3,256	-	-
Total additional capital increases not yet approved (ordinary shares)		900,986

(*)

A number of ordinary shares may be issued subscribable for a total maximum equivalent amount (including paid-in capital) equal to 4,118,175 euros, with the subscription price to be determined by the board of directors.

(**)

A number of ordinary shares may be issued for the number needed to grant a bonus share for every share subscribed, up to a maximum amount equal to 4,118,175 euros.

(°)

A number of ordinary shares may be issued subscribable for a total maximum equivalent amount (including paid-in capital) equal to 4,747,125 euros, with the subscription price to be determined by the board of directors.

(°°)

A number of ordinary shares may be issued for the number needed to grant a bonus share for every share subscribed, up to a maximum amount equal to 4,747,125 euros.

(°°°) A number of ordinary shares may be issued as a bonus grant for a maximum amount equal to 3,256,200 euros, with the subscription price to be determined by the board of directors.

With regard to additional capital increases not yet approved, the shareholders’ meeting held on April 12, 2011 granted the directors the right for five years from April 12, 2011 to increase share capital to service the “Long Term Incentive Plan 2011”, approved by the same shareholders’ meeting, as follows:

•

 in cash through the issue of new ordinary shares of par value 0.55 euros each, with normal dividend rights, for a maximum amount of 5,000,000 euros, with the exclusion of the pre-emptive right pursuant to art. 2441, paragraph 8, of the Italian Civil Code and art. 134, paragraph 2 of Legislative Decree 58/1998, reserved for a part of the employees (defined as “Selected Management”), beneficiaries of the “Long Term Incentive Plan 2011”, who in due time will be identified by the board of directors of the Company, and, therefore, subsequently (ii) for a maximum amount of 5,000,000 euros through the appropriation of a corresponding maximum amount of profits or reserves in accordance with art. 2349 of the Italian Civil Code, with the issue of ordinary shares in the number needed to grant a bonus share for every share subscribed in cash as above, within the dates, according to the conditions and in keeping with the manner provided by the “Long Term Incentive Plan 2011”;

•

for a maximum amount of 5,500,000 euros through the appropriation of a corresponding maximum amount of profits or profit reserves pursuant to art. 2349 of the Italian Civil Code, with the issue of ordinary shares reserved for a part of the employees (defined as “Top Management”), beneficiaries of the “Long Term Incentive Plan 2011”, who in due time will be identified by the board of directors of the Company, within the dates, according to the conditions and in keeping with the manner provided by the “Long Term Incentive Plan 2011”.

As regards the share capital increase in cash, the board of directors shall fix the share issue price (including paid-in capital) in conformity with the provisions of the “Long Term Incentive Plan 2011” and shall also fix the period for its subscription, establishing that, if the approved capital increase is not fully subscribed to within that period, the share capital shall be increased for an amount equal to the subscriptions received up to the end of that period.

On July 7, 2011, the board of directors, by the power granted to it by the special shareholders’ meeting held on April 12, 2011, approved the start of the “Long Term Incentive Plan 2011” and conferred mandates for its implementation, defining the regulation and contractual documentation, identifying the Plan beneficiaries and establishing the total maximum amount of the capital increases for the Selected Management (4,894,650 euros for the capital increase in cash and 4,894,650 euros for the bonus capital increase) and for Top Management (3,256,200 euros for the bonus capital increase).

In reference to the “Broad-based Employee Share Ownership Plan 2010-2014”, on July 7, 2011, the board of directors, by the power granted to it by the special shareholders’ meeting held on April 29, 2010, passed a resolution for a bonus increase in share capital, pursuant to articles 2443 and 2349 of the Italian Civil Code, for a maximum par value of 4,903,493.10 euros with the issue of a maximum 8,915,442 ordinary shares of par value 0.55 euros each, with normal dividend rights, to be granted under the “Broad-based Employee Share Ownership Plan 2010-2014” by the latest date of September 15, 2011.

On August 2, 2011, the capital increase was set in motion with the grant of 8,876,296 bonus ordinary shares to those entitled, for a total par value of 4,881,962.80 euros.

Further details are provided in the Note “Equity compensation plans”.

Note 38 –
Segment reporting

a) Reporting by operating segment

Segment reporting is based on the following operating segments:

•

Domestic

•

Brazil

•

Argentina

•

Media

•

Olivetti

•

Other Operations

Separate Consolidated Income Statements by Operating Segment

(millions of euros)	Domestic		Brazil		Argentina		Media		Olivetti		Other Operations		Adjustments and eliminations		Consolidated total
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Third-party revenues	18,945	20,004	7,319	6,180	3,214	796	220	236	259	293	-	62	-	-	29,957	27,571
Intragroup revenues	87	64	24	19	6	2	18	22	84	98	2	2	(221)	(207)	-	-
Revenues by operating segment	19,032	20,068	7,343	6,199	3,220	798	238	258	343	391	2	64	(221)	(207)	29,957	27,571
Other income	248	211	25	18	6	2	26	5	18	25	2	3	(26)	(9)	299	255
Total operating revenues and other income	19,280	20,279	7,368	6,217	3,226	800	264	263	361	416	4	67	(247)	(216)	30,256	27,826
Acquisition of goods and services	(6,766)	(7,130)	(4,399)	(3,520)	(1,398)	(347)	(167)	(171)	(329)	(368)	(7)	(49)	207	202	(12,859)	(11,383)
Employee benefits expenses	(2,987)	(3,473)	(321)	(283)	(478)	(114)	(61)	(61)	(67)	(72)	(4)	(21)	1	3	(3,917)	(4,021)
of which: accruals to employee severance indemnities	73	(40)	-	-	-	-	1	-	1	-	-	-	-	-	75	(40)
Other operating expenses	(778)	(709)	(747)	(588)	(332)	(83)	(8)	(17)	(10)	(7)	(8)	(17)	24	(1)	(1,859)	(1,422)
of which: writedowns and expenses in connection with credit management and provision charges	(447)	(370)	(160)	(151)	(46)	(9)	(4)	(13)	(8)	(6)	-	(9)	4	-	(661)	(558)
Changes in inventories	10	(57)	19	(76)	17	(11)	-	(1)	10	12	-	(1)	-	(1)	56	(135)
Internally generated assets	484	483	70	51	-	-	-	-	-	-	-	-	15	13	569	547
EBITDA	9,243	9,393	1,990	1,801	1,035	245	28	13	(35)	(19)	(15)	(21)	-	-	12,246	11,412
Depreciation and amortization	(3,907)	(4,236)	(1,003)	(1,112)	(525)	(135)	(58)	(59)	(6)	(5)	-	(10)	5	15	(5,494)	(5,542)
Gains (losses) on disposals of non-current assets	19	14	(1)	(4)	(1)	-	-	-	-	-	1	1	(15)	-	3	11
Impairment reversals (losses) on non-current assets	(7,300)	(9)	-	-	-	-	(57)	(46)	-	-	(1)	(8)	-	-	(7,358)	(63)
EBIT	(1,945)	5,162	986	685	509	110	(87)	(92)	(41)	(24)	(15)	(38)	(10)	15	(603)	5,818
Share of profits (losses) of associates and joint ventures accounted for using the equity method	(2)	(18)	-	-	-	-	-	-	-	-	(37)	117	-	-	(39)	99
Other income (expenses) from investments															16	289
Finance income															2,464	3,081
Finance expenses															(4,462)	(5,155)
Profit (loss) before tax from continuing operations															(2,624)	4,132
Income tax expense															(1,643)	(550)
Profit (loss) from continuing operations															(4,267)	3,582
Profit (loss) from Discontinued operations/Non-current assets held for sale															(13)	(7)
Profit (loss) for the year															(4,280)	3,575
Attributable to:
• Owners of the Parent															(4,726)	3,121
Non-controlling interests															446	454

Revenues by Operating Segment

(millions of euros)	Domestic		Brazil		Argentina		Media		Olivetti		Other Operations		Adjustments and eliminations		Consolidated total

	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Revenues from equipment sales - third party	909	871	745	380	276	64	-	-	258	293	-	-	-	-	2,188	1,608
Revenues from equipment sales - intragroup	1	1	-	-	-	-	-	-	51	60	-	-	(52)	(61)	-	-
Total revenues from equipment sales	910	872	745	380	276	64	-	-	309	353	-	-	(52)	(61)	2,188	1,608
Revenues from services - third party	18,022	19,123	6,574	5,800	2,938	732	220	236	1	-	-	62	-	-	27,755	25,953
Revenues from services - intragroup	86	63	24	19	6	2	18	22	33	38	2	2	(169)	(146)	-	-
Total revenues from services	18,108	19,186	6,598	5,819	2,944	734	238	258	34	38	2	64	(169)	(146)	27,755	25,953
Revenues on construction contracts - third party	14	10	-	-	-	-	-	-	-	-	-	-	-	-	14	10
Total revenues on construction contracts	14	10	-	-	-	-	-	-	-	-	-	-	-	-	14	10
Total third-party revenues	18,945	20,004	7,319	6,180	3,214	796	220	236	259	293	-	62	-	-	29,957	27,571
Total intragroup revenues	87	64	24	19	6	2	18	22	84	98	2	2	(221)	(207)	-	-
Total revenues by operating segment	19,032	20,068	7,343	6,199	3,220	798	238	258	343	391	2	64	(221)	(207)	29,957	27,571

Capital Expenditures by Operating Segment

(millions of euros)	Domestic		Brazil		Argentina		Media		Olivetti		Other Operations		Adjustments and eliminations		Consolidated total

	2011	2010	2011	2010	2011	2010	2011	2010	2011	2011	2011	2010	2011	2010	2011	2010
Purchase of intangible assets	2,378	1,258	521	458	152	32	30	34	2	1	-	1	(17)	(3)	3,066	1,781
Purchase of tangible assets	1,822	1,848	769	758	404	156	31	33	3	4	-	3	-	-	3,029	2,802
Total capital expenditures	4,200	3,106	1,290	1,216	556	188	61	67	5	5	-	4	(17)	(3)	6,095	4,583

Headcount by Operating Segment

(number)	Domestic		Brazil		Argentina		Media		Olivetti		Other Operations		Consolidated total

	12/31/2011	12/31/2010	12/31/2011	12/31/2010	12/31/2011	12/31/2010	12/31/2011	12/31/2010	12/31/2011	12/31/2010	12/31/2011	12/31/2010	12/31/2011	12/31/2010
Headcount	55,389	56,530	10,539	10,114	16,350	15,650	765	777	1,075	1,090	36	39	84,154	84,200

Assets and liabilities by operating segment

(millions of euros)	Domestic		Brazil		Argentina		Media		Olivetti		Other Operations		Adjustments and eliminations		Consolidated total

	12/31/2011	12/31/2010	12/31/2011	12/31/2010	12/31/2011	12/31/2010	12/31/2011	12/31/2010	12/31/2011	12/31/2010	12/31/2011	12/31/2010	12/31/2011	12/31/2010	12/31/2011	12/31/2010
Non-current operating assets	51,567	58,532	6,850	6,296	3,791	3,926	405	459	29	14	71	40	(80)	(59)	62,633	69,208
Current operating assets	5,493	5,572	1,924	1,714	524	615	100	121	231	238	62	10	(117)	(120)	8,217	8,150
Total operating assets	57,060	64,104	8,774	8,010	4,315	4,541	505	580	260	252	133	50	(197)	(179)	70,850	77,358
Investments accounted for using the equity method	26	28	-	-	-	-	-	-	-	-	21	57	-	-	47	85
Discontinued operations /Non-current assets held for sale															-	389
Unallocated assets															12,962	11,208
Total Assets															83,859	89,040
Total operating liabilities	9,919	10,347	2,475	2,263	1,123	1,075	175	185	192	205	40	32	(192)	(186)	13,732	13,921
Liabilities directly associated with Discontinued operations /Non-current assets held for sale															-	-
Unallocated liabilities															43,432	42,564
Equity															26,695	32,555
Total Equity and Liabilities															83,859	89,040

b) Reporting by geographical area

		Revenues				Non-current operating assets
		Breakdown by location of operations		Breakdown by location of customers		Breakdown by location of operations

(millions of euros)		2011	2010	2011	2010	12/31/2011	12/31/2010
Italy	(a)	19,130	20,210	17,809	18,689	55,743	58,596
Outside Italy	(b)	10,827	7,361	12,148	8,882	11,073	10,612
Total	(a+b)	29,957	27,571	29,957	27,571	66,816	69,208

c) Information about major customers

None of the Telecom Italia Group’s customers exceeds 10% of consolidated revenues.

Note 39 –
Related party transactions

The following tables present the balances relating to transactions with related parties and the incidence of those amounts on the separate consolidated income statement, consolidated statement of financial position and consolidated statement of cash flows.

In accordance with art. 5, paragraph 8 of Consob Regulation 17221 of March 12, 2010 concerning “related party transactions” and the subsequent Consob Resolution 17389 of June 23, 2010, no significant transactions were entered into as defined by art. 4, paragraph 1, letter a) of the aforementioned regulation or other transactions with related parties which had a major impact on the financial position or on the results of the Telecom Italia Group in 2011.

Furthermore, there were no changes or developments regarding the related party transactions described in the 2010 report on operations which had a significant effect on the financial position or on the results of the Telecom Italia Group for the year 2011.

Transactions with related parties, when not dictated by specific laws, are usually conducted at arm’s length. Furthermore, the transactions are subject to an internal procedure which defines procedures and timing for verification and monitoring (adopted by resolution of the Board of Directors on November 4, 2010, pursuant to the Regulation adopted by Consob with Resolution 17221/2010, which can be consulted on the Company’s website at the following address: www.telecomitalia.com., section Governance, channel governance system).

The effects on the individual line items of the separate consolidated income statements for the years 2011 and 2010 are as follows:

Separate consolidated income statement line items 2011

(millions of euros)	Total	Related Parties
		Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties(*)	Pension funds	Key managers	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc.Op.	% incidence on financial statement line item

Revenues	29,957	91	2	1,007			1,100		1,100	3.7
Other income	299		1	1			2		2	0.7
Acquisition of goods and services	12,859	16	42	671			729		729	5.7
Employee benefits expenses	3,917			4	91	18	113		113	2.9
Gains (losses) on disposals of non-current assets	3
Finance income	2,464			127			127		127	5.2
Finance expenses	4,462	31		62			93		93	2.1

(*)

Other related parties through directors, statutory auditors and key managers.

Separate consolidated income statement line items 2010

(millions of euros)	Total	Related Parties
		Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties(*)	Pension funds	Key managers	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc.Op.	% incidence on financial statement line item

Revenues	27,571	130	22	876			1,028		1,028	3.7
Other income	255	2		4			6		6	2.4
Acquisition of goods and services	11,383	85	25	522			632		632	5.6
Employee benefits expenses	4,021			4	93	15	112		112	2.8
Gains (losses) on disposals of non-current assets	11			(1)			(1)		(1)
Finance income	3,081			153			153		153	5.0
Finance expenses	5,155	37		48			85		85	1.6

(*)

Other related parties through directors, statutory auditors and key managers.

The effects on the individual line items of the consolidated statements of financial position at December 31, 2011 and at December 31, 2010 are as follows:

Consolidated statement of financial position line items at 12/31/2011

(millions of euros)	Total	Related Parties
		Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties(*)	Pension funds	Key managers	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc.Op.	% incidence on financial statement line item

Net financial debt
Non-current financial assets	(2,949)			(269)			(269)		(269)	9.1
Securities other than investments (current assets)	(1,007)			(8)			(8)		(8)	0.8
Financial receivables and other current financial assets	(462)			(28)			(28)		(28)	6.1
Cash and cash equivalents	(6,714)			(278)			(278)		(278)	4.1
Current financial assets	(8,183)			(314)			(314)		(314)	3.8
Non-current financial liabilities	35,860	151		332			483		483	1.3
Current financial liabilities	6,091	134		58			192		192	3.2
Total net financial debt	30,819	285		(193)			92		92	0.3
Other statement of financial position line items
Miscellaneous receivables and other non-current assets	1,128
Trade and miscellaneous receivables and other current assets	7,770	36	1	220			257		257	3.3
Miscellaneous payables and other non-current liabilities	1,156			3			3		3	0.3
Trade and miscellaneous payables and other current liabilities	10,984	10	45	167	30		252		252	2.3

(*)

Other related parties through directors, statutory auditors and key managers.

Consolidated statement of financial position line items at 12/31/2010

(millions of euros)	Total	Related Parties
		Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties(*)	Pension funds	Key managers	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc.Op.	% incidence on financial statement line item

Net financial debt
Non-current financial assets	(1,863)			(109)			(109)		(109)	5.9
Securities other than investments (current assets)	(1,316)			(14)			(14)		(14)	1.1
Financial receivables and other current financial assets	(438)			(23)			(23)		(23)	5.3
Cash and cash equivalents	(5,526)			(113)			(113)		(113)	2.0
Current financial assets	(7,280)			(150)			(150)		(150)	2.1
Non-current financial liabilities	34,348	193		238			431		431	1.3
Current financial liabilities	6,882	118		128			246		246	3.6
Total accounting net financial debt	32,087	311		107			418		418	1.3
Other statement of financial position line items
Miscellaneous receivables and other non-current assets	934	15					15		15	1.6
Trade and miscellaneous receivables and other current assets	7,790	65	1	204			270		270	3.5
Miscellaneous payables and other non-current liabilities	1,086			4			4		4	0.4
Trade and miscellaneous payablesand other current liabilities	10,954	18	39	236	32		325		325	3.0

(*)

Other related parties through directors, statutory auditors and key managers.

The effects on the individual line items of the consolidated statements of cash flows for the years 2011 and 2010 are as follows:

Consolidated statement of cash flows line items 2011

(millions of euros)	Total	Related Parties
		Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties(*)	Pension funds	Key managers	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc.Op.	% incidence on financial statement line item

Purchase of intangible and tangible assets on an accrual basis	6,095	3	162	1			166		166	2.7
Dividends paid	1,326			191	1		192		192	14.5

(*)

Other related parties through directors, statutory auditors and key managers.

Consolidated statement of cash flows line items 2010

(millions of euros)	Total	Related Parties
		Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties(*)	Pension funds	Key managers	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc.Op.	% incidence on financial statement line item

Purchase of intangible and tangible assets on an accrual basis	4,583	2	59	1			62		62	1.4
Dividends paid	1,093			163	1		164		164	15.0

(*)

Other related parties through directors, statutory auditors and key managers.

Transactions with associates and joint ventures

On January 31, 2011, Telecom Italia International N.V. finalized the sale of the entire 27% investment held in the Cuban operator EtecSA.

The most significant amounts are summarized as follows:

Separate consolidated income statement line items

(millions of euros)	2011	2010	Type of contract
Revenues
ETECSA		5	International telecommunications services, roaming and technical assistance
LI.SIT. S.p.A.		3	Lombardy Region social health system information networking and telephone services
NordCom S.p.A.	2	3	Telephone services, data network connections and applications software and call center services
Telbios S.p.A.		2	Supply of telephone services, ADSL, sale of equipment and property leases
Teleleasing S.p.A.	87	115	Sale of equipment
TM News S.p.A.	1	1	Fixed and mobile telephony services, property leases and administrative outsourcing
Other minor companies	1	1
Total revenues	91	130
Other income		2	Recovery of costs of personnel on secondment and recovery of costs for services rendered
Acquisition of goods and services
ETECSA	5	63	International telecommunications services and roaming
MOvenda S.p.A.	1		Supply of SIM cards and related adapters, software analysis and development
NordCom S.p.A.	2	2

Purchase and development of IT solutions, supply of rented equipment and IT services, professional assistance services and applications maintenance services, supply and operation of customized offerings

Telbios S.p.A.		4	Supply of audio/visual products and hardware systems and software services for remote medicine offerings and call center services
Teleleasing S.p.A.	4	7	Purchase of goods sold under leasing arrangements with Telecom Italia customers
Tiglio I S.r.l.		4	Property leases
TM News S.p.A.	4	4	Supply of information content for the TimSpot service, services and photos for intranet, supply of journalistic information (news, APCOM News data flow)
Other minor companies		1
Total acquisition of goods and services	16	85
Finance expenses
Teleleasing S.p.A.	23	27	Interest expenses for finance leases of equipment and finance leases
Other minor companies	8	10
Total finance expenses	31	37

Consolidated statement of financial position line items

(millions of euros)	12.31.2011	12.31.2010	Type of contract

Net financial debt
Non-current financial liabilities
Teleleasing S.p.A.	151	192	Finance lease of equipment and finance leases
Tiglio I S.r.l.		1	Sale and leaseback transactions
Total non-current financial liabilities	151	193
Current financial liabilities	134	118	Interest expenses for finance leases of equipment and finance leases with Teleleasing S.p.A.
Other statement of financial position line items
Miscellaneous receivables and other non-current assets		15	Miscellaneous receivables net of provision for bad debts
Trade and miscellaneous receivables and other current assets
EtecSA		29	International telecommunications services, roaming and dividends collectible
NordCom S.p.A.	1	1	Supply of data network connections and applications software
Teleleasing S.p.A.	33	33	Sale of equipment
TM News S.p.A.	1	1	Property leases and telecommunications services
Other minor companies	1	1
Total trade and miscellaneous receivables and other current assets	36	65
Trade and miscellaneous payables and other current liabilities
EtecSA		2	Telecommunications services and roaming
Movenda S.p.A.	2	1	Supply of SIM cards and related adapters, software analysis and development
Nord.Com S.p.A.	1	1

Purchase and development of IT solutions, supply of rented equipment and IT services, professional assistance services and applications maintenance services, supply and operation of customized offerings

Teleleasing S.p.A.	5	11	Purchase of goods sold under leasing arrangements with Telecom Italia customers
Tiglio I S.r.l.		2	Property leases
TM News S.p.A.	1	1	Supply of information content for the TimSpot service, services and photos for intranet, supply of journalistic information (news, APCOM News data flow)
Other minor companies	1
Total trade and miscellaneous payables and other current liabilities	10	18

Consolidated statement of cash flows line items

(millions of euros)	2011	2010	Type of contract
Purchase of intangible and tangible assets on an accrual basis	3	2	Acquisition from other minor companies

Transactions with companies controlled by associates and joint ventures

Following the September 23, 2010 subscription to Italtel Group S.p.A.’s capital increase, the stake held in that company by the Telecom Italia Group, through ordinary and preferred shares, rose from 19.37% to 34.68%, with a concomitant modification of governance. Consequently, from that date, the company is considered an associate and the companies controlled by Italtel Group S.p.A. are considered related parties of the Telecom Italia Group.

On October 13, 2010, the Sofora group entered the scope of consolidation after the stake held in the share capital of Sofora Telecomunicaciones S.A., the holding company of the Telecom Argentina group, was increased from 50% to 58%. Up to that date, Sofora Telecomunicaciones S.A. had been an associate and therefore a related party; the companies controlled by Sofora Telecomunicaciones S.A. had been related parties in that they had been subsidiaries of associates.

The most significant amounts are summarized as follows:

Separate consolidated income statement line items

(millions of euros)	2011	2010	Type of contract

Revenues
Italtel Group	2	1	Supply of telephone and data transmission services, contact center and sale of LAN and MAN networks
Sofora - Telecom Argentina Group		21

International telecommunications services and roaming; data and voice services, supply of “IRU” transmission capacity; supply of advanced platforms and technical assistance provided by Telecom Italia for the development of broadband and the study of Value-Added Services

Total revenues	2	22
Other income	1		Commercial transaction with Italtel Group
Acquisition of goods and services
Italtel Group	42	21

Hardware revision services, software development, maintenance and assistance contracts, platform updates, supply and management of customized offerings and supply and maintenance of switching equipment

Sofora - Telecom Argentina Group		4	International telecommunications services and roaming
Total Acquisition of goods and services	42	25

Consolidated statement of financial position line items

(millions of euros)	12/31/2011	12/31/2010	Type of contract

Net financial debt
Trade and miscellaneous receivables and other current assets	1	1	Supply contracts related to CAPEX and OPEX to Italtel Group
Trade and miscellaneous payables and other current liabilities	45	39	Hardware revision services, software development and maintenance and assistance contracts to Italtel Group

Consolidated statement of cash flows line items

(millions of euros)	2011	2010	Type of contract

Purchase of intangible and tangible assets on an accrual basis	162	59	Telecommunications devices from Italtel Group

At December 31, 2011, the Telecom Italia Group has provided guarantees on behalf of associates for a total of 6 million euros mainly on behalf of Aree Urbane S.r.l. (5 million of euros). At December 31, 2010, guarantees had been provided for a total of 16 million euros: on behalf of Aree Urbane S.r.l. 5 million euros, EtecSA (Cuba) 3 million euros, TM News S.p.A. 2 million euros and Italtel Group 6 million euros and weak comfort letters had been issued for a total of 32 million euros on behalf of EtecSA (Cuba) on vendor loans. Such letters were closed on January 31, 2011 when the investment was sold.

Transactions with other related parties (through directors, statutory auditors and key managers)

The “Procedure for carrying out transactions with related parties” – approved on November 4, 2010 by the board of directors of the Company pursuant to the Regulation carrying the provisions on the subject of related party transactions adopted by Consob under Resolution 17221 of March 12, 2010, as amended – provides that the procedure should be applied also to parties who, regardless of whether they qualify as related parties as set out in the accounting principles, participate in important shareholders’ agreements according to art. 122 of the Consolidated Law on Finance, which disciplines the candidacy to the position as director of Telecom Italia, where the slate presented is the majority slate pursuant to art. 9 of the bylaws of the Company.

The most significant amounts are summarized as follows:

Separate consolidated income statement line items

(millions of euros)	2011	2010	Type of contract

Revenues
ATM Group	2	1	Supply of customized services and business data network
Generali Group	74	62	Supply of telephone and data transmission services, peripheral data networks, connections, storage and telecommunications equipment and services for foreign holdings
Intesa Sanpaolo Group	79	95	Telephone and MPLS and international data network services, ICT services, Microsoft licenses, internet connectivity and high-speed connections
Mediobanca Group	7	6	Telephone and MPLS data network services and marketing of data and VoIP devices
Telefónica Group	845	712	Interconnection services, roaming, broadband access fees, supply of “IRU” transmission capacity and software
Total revenues	1,007	876
Other income	1	4	Damage compensation from the Generali Group
Acquisition of goods and services
China Unicom Group		1	International telecommunications and roaming services
Generali Group	30	27	Insurance premiums and property leases
Intesa Sanpaolo Group	17	13	Mobile banking services, commissions for payment of telephone bills by direct debit and collections via credit cards
Mediobanca Group	1	4	Credit recovery activities
Telefónica Group	622	477	Interconnection and roaming services, site sharing, co-billing agreements, broadband line sharing and unbundling
Other minor companies	1
Total acquisition of goods and services	671	522
Employee benefits expenses	4	4	Non-obligatory employee insurance taken out with the Generali Group
Gains (loss) on disposal of non-current assets		(1)	Expenses for changes and fees to Mediobanca and Banca Intesa incurred for investments sales transactions
Finance income
Intesa Sanpaolo Group	112	122	Bank accounts, deposits and hedging derivatives
Mediobanca Group	15	31	Bank accounts, deposits and hedging derivatives
Total finance income	127	153
Finance expenses
Intesa Sanpaolo Group	55	26	Term Loan Facility, Revolving Credit Facility, hedging derivatives, loans and bank accounts
Mediobanca Group	7	22	Term Loan Facility and Revolving Credit Facility and hedging derivatives
Total finance expenses	62	48

Consolidated statement of financial position line items

(millions of euros)	12/31/2011	12/31/2010	Type of contract

Net financial debt
Securities, financial receivables and other non-current financial assets
Intesa Sanpaolo Group	239	81	Hedging derivatives
Mediobanca Group	30	28	Hedging derivatives
Total securities, financial receivables and other non-current financial assets	269	109
Securities other than investments (current assets)
Generali Group	2	2	Bonds
Intesa Sanpaolo Group	1	7	Bonds
Mediobanca Group	5	5	Bonds
Total securities other than investments (current assets)	8	14
Financial receivables and other current financial assets
Intesa Sanpaolo Group	27	10	Hedging derivatives
Mediobanca Group	1	13	Hedging derivatives
Total financial receivables and other current financial assets	28	23
Cash and cash equivalents	278	113	Bank accounts and deposits with Intesa Sanpaolo Group
Non-current financial liabilities
Intesa Sanpaolo Group	233	176	Revolving Credit Facility, hedging derivatives, loans and finance lease liabilities
Mediobanca Group	99	62	Revolving Credit Facility and hedging derivatives
Total non-current financial liabilities	332	238
Current financial liabilities
Intesa Sanpaolo Group	56	127	Bank accounts, hedging derivatives, finance lease liabilities and other financial payables
Mediobanca Group	1	1	Hedging derivatives
Telefónica Group	1		Financial liabilities from previous corporate-related transactions
Total current financial liabilities	58	128

(millions of euros)	12/31/2011	12/31/2010	Type of contract

Other statement of financial position line items
Trade and miscellaneous receivables and other current assets
ATM Group	2	1	Supply of customized services and business data network
China Unicom Group		1	Supply of international telecommunications services and roaming
Generali Group	19	26	Supply of telephone and data transmission services, peripheral data networks, connections, storage, applications services and supply of telecommunications equipment and services for foreign holdings
Intesa Sanpaolo Group	98	89	Supply of telephone and data and international network services, ICT services, LAN network management and applications platform
Mediobanca Group	1		Supply of telephone and MPLS data network services and marketing of data and VoIP devices
Telefónica Group	99	86	Interconnection services, roaming, broadband access fees, supply of “IRU” transmission capacity and software
Other minor companies	1	1
Total trade and miscellaneous receivables and other current assets	220	204
Miscellaneous payables and other non-current liabilities	3	4	Deferred income relating to the supply of “IRU” transmission capacity to the Telefónica Group
Trade and miscellaneous payables and other current liabilities
A1 Investments Group	1	1	Acquisition of “FISM rights”
China Unicom Group		1	International telecommunications services and roaming
Intesa Sanpaolo Group	86	159	Mobile banking services, commissions for payment of telephone bills by direct debit and collections via credit cards
Mediobanca Group	1	1	Credit recovery activities and factoring commissions
Telefónica Group	79	73	Interconnection services, roaming, site sharing, co-billing agreements, broadband line sharing and unbundling
Other minor companies		1
Total trade and miscellaneous payables and other current liabilities	167	236

Consolidated statement of cash flows line items

(millions of euros)	2011	2010	Type of contract

Purchase of intangible and tangible assets on an accrual basis	1	1	Capitalization of costs connected with “FISM rights” to the A1 Investments Group
Dividends paid
Telco	174	150	Dividends paid
Other minor companies	17	13	Dividends paid
Total dividends paid	191	163

On February 23, 2012, a settlement agreement was reached between the Telecom Italia Group and Telefonica Germany over certain claims connected with the sale of the investment in HanseNet in 2010.

As established by the internal Procedure for the management of related party transactions, this agreement was submitted, after the Steering Committee’s review, to the approval of the Committee for Internal Control and Corporate Governance which expressed a favorable opinion. Further details are provided in the Note “Contingent liabilities, other information, commitments and guarantees”.

Transactions with pension funds

The most significant amounts are summarized as follows:

Consolidated separate income statement line items

(millions of euros)	2011	2010	Type of contract

Employee benefits expenses			Contributions to pension funds
Fontedir	12	13
Telemaco	73	74
Other Italian and foreign pension funds	6	6
Total employee benefits expenses	91	93

Consolidated statement of financial position line items

	12/31/2011	12/31/2010	Type of contract
(millions of euros)

Trade and miscellaneous payables and other current liabilities			Payables for contributions to pension funds
Fontedir	4	5
Telemaco	24	25
Other Italian and foreign pension funds	2	2
Total trade and miscellaneous payables and other current liabilities	30	32

Consolidated statement of cash flows line items

(millions of euros)	2011	2010	Type of contract

Dividends paid	1	1	Dividends paid to Italian pension fund

Remuneration to key managers

In 2011, the total remuneration recorded on the accrual basis by Telecom Italia S.p.A. or by companies controlled by the Group in respect of key managers amounts to 18.4 million euros (15 million euros in 2010), analyzed as follows:

(millions of euros)	2011	2010
Short-term remuneration (1)	15.7	11.7
Long-term remuneration (2)	1.4	1.7
Employment termination benefit incentives (3)	0.05	0.4
Share-based payments(4) (*)	1.2	1.2
	18.4	15.0

(1)

of which 2.5 million euros recorded by the listed Latin American subsidiaries (0.3 million euros in 2010).

(2)

of which 0.5 million euros recorded by the listed Latin American subsidiaries (0.2 million euros in 2010).

(3)

of which 0.05 million euros recorded by the listed Latin American subsidiaries (0.4 million euros in 2010).

(4)

of which 0.3 million euros recorded by the listed Latin American subsidiaries.

(*)

These refer to the fair value of the rights, accrued to December 31, under Telecom Italia S.p.A .and its subsidiaries share-based incentive plans (PSG, TOP 2008 and LTI 2011).

In the 2011, the contributions paid in to defined contribution plans (Assida and Fontedir) by Telecom Italia S.p.A. or by subsidiaries of the Group on behalf of key managers amount to 344,000 euros (353,000 euros in the 2010).

Key managers, that is, those who have the power and responsibility, directly or indirectly, for the planning, direction and control of the operations of the Telecom Italia Group, including directors, are the following:

Director:
Gabriele Galateri di Genola	Chairman of Telecom Italia S.p.A. (1)
Franco Bernabè	Chief Executive Officer of Telecom Italia S.p.A. (1)
Executive Chairman and Chief Executive Officer of Telecom Italia S.p.A. (2)
Marco Patuano	Domestic Managing Director and Chief Operating Officer of Telecom Italia S.p.A. (2)
Managers:
Franco Bertone	Dirección General Ejecutiva (CEO) Telecom Argentina
Franco Brescia	Head of Public & Regulatory Affairs (3)
Oscar Cicchetti (4)	Head of Technology & Operations
Stefano Ciurli	Head of Supply Chain & Real Estate
Antonino Cusimano	Head of Legal Affairs
Luca Luciani	Director Chairman of Tim Brasil
Andrea Mangoni	Head of Administration, Finance and Control & International Development
Antonio Migliardi	Head of Human Resources and Organization
Giuseppe Roberto Opilio (5)	Head of Technology
Luca Rossetto	Head of Consumer (3)
Alessandro Talotta	Head of National Wholesale Services (3)

(1)

to April 12, 2011

(2)

from April 13, 2011

(3)

from July 7, 2011

(4)

to April 14, 2011.

(5)

from April 15, 2011.

Note 40 –
Equity compensation plans

Equity compensation plans in effect at December 31, 2011 are used for retention purposes and as a long-term incentive for the managers and employees of the Group.

However, it should be noted that these plans do not have any significant effect on the economic result or on the financial position or on cash flows at December 31, 2011.

The Telecom Italia and Tim Participações compensation plans are described in the following paragraphs.

Description of stock option plans

•

Top 2008 Stock Option Plan

This plan refers to options granted on April 15, 2008 to the then chairman and chief executive officer, originally for 11,400,000 options, exercisable at the end of the vesting period, expiring after three years from the grant date at a price of 1.95 euros per option. The exercise period is from April 15, 2011 to April 15, 2014. Each option gives the right to one Telecom Italia S.p.A. ordinary share.

75% of the options granted (equal to 8,550,000 options) are not subordinate to performance targets and is still valid while the remaining 25% (equal to 2,850,000 options) were forfeited in 2010 because the performance target were not reached. During 2011, no options were exercised.

Unexercised options expire at the end of the plan.

•

Tim Participações S.A. Stock Option Plan

A long-term incentive plan for managers in key positions in the company and its subsidiaries was approved by the shareholders’ meeting of Tim Participações S.A. on August 5, 2011. The option to purchase shares was granted to certain directors and employees. On the grant date of August 5, 2011, the exercise price of the options granted was calculated using the weighted average price of the shares of Tim Participações S.A. considering volumes traded and the market price of the company’s shares in the 30 days prior to July 20, 2011 (the date on which the board of directors approved the incentive plan).

The exercise of the options is subordinate to reaching two performance objectives simultaneously: the increase in value of the company’s ordinary shares and the performance of the prices of the company’s shares against a reference index, defined by the directors of Tim Participações S.A. and composed principally of the share price of other companies in the telecommunications, information technology and media sectors.

Performance targets refer to the three years 2011-2013 and performance is recorded in July of each year. The period of the options is six years, and one-third of these options can be exercised after the first half of 2012, another one-third after the first half of 2013 and the remaining one-third after the first half of 2014. The options are exercisable up to six years starting from the grant date; the company does not have the legal obligation to repurchase or settle the options in cash or in any other form.

On August 5, 2011, the grantees of the options were granted the right to purchase a total of 2,833,596 shares.

As of December 31, 2011, there were no options that could have already been exercised.

The expenses connected with the long-term incentive plan were allocated on a monthly basis and at December 31, 2011 amounted in total to about 4 million Brazilian reais (about 2 million euros).

Description of other Telecom Italia S.p.A. equity compensation plans

•

Performance Share Granting Plan 2008-2011

The Plan grants free Telecom Italia ordinary shares to beneficiaries (Top Management of Telecom Italia or subsidiaries) for a pre-determined maximum and variable number of shares, according to the period of each individual beneficiary’s effective participation in the plan and the extent to which the pre-set share performance targets have been reached.

Since the performance targets were not met, all the rights were forfeit and the plan expired on June 30, 2011.

•

Broad-based Employee Share Ownership Plan

The Plan consists of a subscription offering for Telecom Italia ordinary shares at a discount off the market price, reserved for employees of Telecom Italia or companies controlled by Telecom Italia with registered offices in Italy. A further grant of ordinary shares shall be made, in a ratio of one bonus share for every three subscribed shares, subject to retaining the subscribed shares and maintaining an employment relationship with companies of the Telecom Italia Group.

The first part of the plan was carried out and on July 29, 2010 a number of Telecom Italia ordinary shares was issued equal to 27,056,139 (of which 24,427,422 were reserved for employees of Telecom Italia S.p.A. and 2,628,717 for employees of Italian subsidiaries).

These shares were offered for subscription at a per share price of 0.84 euro, corresponding to the arithmetic mean of the market price of the shares between May 25, 2010 and June 25, 2010, discounted by 10%.

On August 2, 2011, capital was increased by the grant of 8,876,296 bonus ordinary shares to those entitled, for a total par value of 4,881,962.80 euros.

•

Long Term Incentive Plan 2010-2015 (Piano LTI 2010-2015)

The Plan grants, to a selected number of Group management who are not already beneficiaries of other long-term incentive plans, a cash bonus based on three-year performance measured against pre-set targets, with the option of investing 50% of the bonus in Telecom Italia ordinary shares at market price. At the end of the three-year performance period, if the manager decides to invest half of the bonus, retaining these shares and maintaining an employment relationship with companies of the Group for the next two years, the manager will have the right to the grant of an equal number of free ordinary shares.

The performance targets are measured using the Total Shareholder Return of Telecom Italia (TSR TI) and Free Cash Flow (FCF). In particular, the payment of 65% of the bonus will be linked to the relative TSR TI in the three years 2010-2012 whereas the payment of 35%, instead, will be linked to an absolute performance indicator represented by the cumulative FCF during the period 2010-2012.

The beneficiaries were identified in relation to the person’s organizational role and strategic potential and the bonus was determined as a percentage of the beneficiary’s fixed annual compensation.

At the start of the Plan, the total maximum bonus potentially available to the 121 beneficiaries at the end of the three years was 8,754,600 euros, eventually to be paid in cash in early 2013 in a variable amount in relation to the level of the pre-set three-year 2010-2012 performance targets reached. The option of investing 50% of the bonus in Telecom Italia ordinary shares would have determined, at the time of the grant, a share capital increase in cash reserved for the beneficiaries for the maximum equivalent of 4,377,300 euros, and this same amount was the maximum value of the bonus grant and the relative bonus increase in capital.

Beneficiaries of the Plan who subscribed to the shares and observed the terms and conditions above, in early 2015 will be allocated profits, under ex art. 2349 of the Italian Civil Code, through the issue of one bonus share for every subscribed share.

In reference to the situation at December 31, 2011, the total maximum bonus that may be granted to the 117 beneficiaries is 8,236,350 euros; the maximum amount of the investment at market price, and the relative capital increase in cash, is therefore equal to an equivalent amount of 4,118,175 euros, and this same amount was the maximum value of the bonus grant, and the relative bonus increase in capital.

•

Long Term Incentive Plan 2011 (LTI Plan 2011)

The new plan, approved by the shareholders’ meeting on April 12, 2011, replicates the basic rationale of the LTI 2010-2015 Plan. It covers Executive Management, Top Management and Selected Management. The plan is formulated according to a rolling perspective so that, normally, each year a new incentive cycle comes into effect, factored over the time frame of the company’s strategic planning. An exception to this is the incentive plan for Executive Management, formulated in “one-off” terms consistently with the standard term of the mandate.

The objective of the plan is to reinforce the connection between management’s compensation and, on one hand, company performance defined in the business plan 2011-2013 (measured by the cumulative Free Cash Flow in the three years 2011-2013 (so-called absolute performance: 35% weighted), and on the other hand, the growth of value relative to a group of peers (measured by the Total Shareholder Return (so-called relative performance: 65% weighted).

The plan calls for granting:

–

to Selected Management, a cash bonus, with the option of investing 50% of the bonus in Telecom Italia ordinary shares at market price and the grant of bonus Matching Shares when specific conditions are met two years after subscription;

–

to Top Management, a 50% bonus in cash and 50% for rights to a bonus grant of Telecom Italia ordinary shares after two years;

–

to Executive Management, a bonus in cash and an equivalent number of Telecom Italia ordinary shares determined when the person is included in the Executive Management group of the Plan.

On July 7, 2011, the board of directors approved the start of the Plan. When the Plan started, besides the Executive Chairman and the Chief Executive Officer, the Plan covered 17 Top Managers and 128 Managers. The estimated maximum incentive for the three categories of incentive beneficiaries at the start of the Plan was equal to:

–

for Selected Management a total bonus of 9,789,300 euros; the maximum value of the investment at market price, and the relative increase in capital in cash, was equal to an equivalent amount of 4,894,650 euros, and this same amount was the maximum value of the bonus grant and the relative bonus increase in capital;

–

for Top Management a total bonus of 6,512,400 euros, of which the equivalent maximum amount of the bonus grant, and the relative bonus increase in capital was 3,256,200 euros;

–

for Executive Management a total bonus of 5,400,000 euros and a corresponding maximum number of 5,795,234 shares, represented by treasury shares.

Indicatively, in reference to the situation at December 31, 2011, besides the Executive Chairman and the Chief Executive Officer, 17 Top Managers and 126 Managers are still beneficiaries of the Plan. The maximum incentive at December 31, 2011 is equal to:

–

for Selected Management, a total bonus of 9,494,250 euros; the maximum value of the investment at market price, and the relative increase in capital in cash, is equal to an equivalent amount of 4,747,125 euros, and this same amount was the maximum value of the bonus grant, and the relative bonus increase in capital;

–

for Top Management, a total bonus of 6,512,400 euros, of which the maximum equivalent amount of the bonus grant, and the relative bonus increase in capital is 3,256,200 euros;

–

for Executive Management, a bonus of 5,400,000 euros and a corresponding maximum number of 5,795,234 shares, represented by treasury shares.

Calculation of fair value measurement of the granted options and rights

The fair value of the options relating to the “Top 2008 Plan” was calculated using the Monte Carlo method according to the calculation parameters reported in the following table.

For the Broad-based Employee Share Ownership Plan, the theoretical fair value of the right to the bonus shares was calculated using a 12-month call option on the Telecom Italia ordinary share.

For the LTI Plans (2010-2015 and 2011), the following was measured:

•

the debt component, determined as follows:

–

the 65% linked to reaching TSR targets was calculated as the average of the levels of expected bonus weighted by the probability of the relative TSR scenarios occurring; such probability is measured using the Monte Carlo method;

–

the 35% linked to reaching FCF targets was calculated as the bonus level according to the best estimate of expected FCF by making reference to the data of the Telecom Italia three-year plan;

•

the equity component, determined as the theoretical value of the right to the bonus share calculated as the fair value of a 24-month call option on the Telecom Italia ordinary share, starting in three years.

Parameters used to determine fair value

Plans/Parameters	Exercise price (euro)	Current price / Spot (euro) (1)	Volatility (2)	Period	Expected dividends (euro) (3)	Risk-free interest rate (4)

TOP 2008 Plan	1.95	Market value Telecom Italia and other TLC companies at 4/15/2008	Telecom Italia (33.02%) and other TLC companies	3 years	0.08	3.7485% at six years
Broad-based Employee Share Ownership Plan	-	0.9668	36.233%	1 year	0.055	1.196 at 1 year
LTI Plan 2010-2015 equity component	-	0.9219	33.4281%	5 years	0.055 first year 0.060 second year	1.89 at 5 years
LTI Plan 2011 equity component Executive Management	-	0.8044	n.a.	3 years	0.05	2.095 at 3 years
LTI Plan 2011 equity component (Top Management and Selected Management)	-	0.7298	n.a.	5 years	0.07	2.591% at 5 years

(1)

In relation to the performance targets set in the Plan, consideration was given to the market prices of Telecom Italia shares and, if necessary, of other shares of the leading companies in the telecommunications sector at the grant date.

(2)

In relation to the performance targets set in the Plan, consideration was given to the volatility values of the Telecom Italia share and, if necessary, of the shares of the leading companies in the telecommunications sector.

(3)

Dividends were assumed to be constant over the life of the options on the basis of the latest dividends paid. For the LTI Plan 2010 – 2015, LTI Plan 2011 and the Broad-based Employee Share Ownership Plan, the dividends were estimated on the basis of the Bloomberg Agency’s data.

(4)

The risk-free interest rate is considered the rate of government securities of the Federal Republic of Germany (the market benchmark for transactions in euro) with expirations commensurate with the life of the option.

Parameters used to determine fair value - Tim Participações S.A.

Plan/Parameter	Exercise price (reais)	Current price / Spot (reais)	Volatility (2)	Period	Expected dividends (reais) (3)	Risk-free interest rate (4)

Tim Participações stock option plan (1)	8.84	8.31	51.73%	6 years	-	11.94% year

(1) The exercise price indicated represents the basic assumption at the start of the plan.

Effects on the income statement and statement of financial position

Compensation plans which call for payment in equity instruments are recorded at fair value which represents the cost of such instruments at the grant date and is recorded in the separate income statements under Employee benefits expenses over the period between the grant date and the vesting period with a contra-entry to the equity reserve “Other equity instruments”. The part of the plans which call for the payment of compensation in cash is recorded in liabilities as the contra-entry of “Employee benefits expenses”; at the end of each year the liabilities is measured at fair value.

Plan (millions of euros)	Plan grant date	Total fair value at grant date, of which component:		Total fair value at December 31, 2011, of which component:				At December 31, 2011			Effect on separate consoli-dated income state -ment 2011 (*)
		Equity	Debt	Equity	Debt	Other equity instruments reserve	Paid-in capital	Other reserves	Cumulative costs, including those of year	Total effect on equity (*)

Telecom Italia S.p.A
TOP 2008 Plan	4/15/2008	3	-	2	-	2	-	1	(3)	-	-
Performance Share Granting 2008–2011	8/8/2008	3	-	-	-	-	-	2	(2)	-	-
Broad-based Plan	7/29/2010	12	-	-	-	-	7	5	(12)	-	(4)
LTI Plan 2010-2015	7/29/2010	1	2	1	2	-	-	-	(2)	(2)	(1)
LTI Plan 2011	7/7/2011	4	7	4	8	1	-	-	(3)	(2)	(3)
Tim Participações S.A.
Tim Participações stock option plan	8/5/2011	5	-	5		2	-	-	(2)	-	(2)

(*)

The effects on equity and on the separate consolidated income statement are gross of the tax effect and refer to the share attributable to owners of the Parent and to non-controlling interests.

Note 41 –
Significant non-recurring events and transactions

The effect of non-recurring events and transactions on equity, profit, net financial debt and cash flows of the Telecom Italia Group is set out below in accordance with Consob Communication DEM/6064293 of July 28, 2006.

The impact of non-recurring events and transactions at December 31, 2011 is as follows:

(millions of euros)		Equity	Profit (loss) for the year	Accounting net financial debt	Cash flows (*)

Amount – financial statements	(a)	26,695	(4,280)	30,819	1,498
Expenses for corporate-related transactions		(5)	(5)	2	(2)
Sundry expenses		(4)	(4)	8	(8)
Expenses for mobility under Law 223/91		(9)	(9)	123	(123)
Impairment loss on Core Domestic goodwill		(7,307)	(7,307)	-	-
Impairment loss on Media goodwill		(57)	(57)
Net gain on sale of Loquendo		34	34	(53)	53
Net gain on sale of EtecSA (Cuba)		17	17	(411)	411
Other expenses connected with investments		(1)	(1)	2	(2)
Total impact – (excluding Discontinued operations)	(b)	(7,332)	(7,332)	(329)	329
Impact of Discontinued Operations	(c)	(13)	(13)	-	-
Figurative amount – financial statements	(a-b-c)	34,040	3,065	31,148	1,169

(*) Cash flows refer to the increase (decrease) in Cash and cash equivalents during the year.

The impact of non-recurring items on the separate consolidated income statement line items is as follows:

(millions of euros)	2011	2010

Other income:
Other	-	2
Acquisition of goods and services / Other operating expenses:
Expenses for corporate-related transactions	(8)	-
Sundry expenses	(4)	(15)
Employee benefits expenses:
Expenses for mobility under Law 223/91	(12)	(258)
Impact on EBITDA	(24)	(271)
Gains (losses) on non-current assets:
Net gains on disposal of Elettra	-	19
Net gain on disposal of BBNed	-	1
Net gain on disposal of Loquendo	35	-
Impairment reversals (losses) on non-current assets:
Impairment loss on Core Domestic goodwill	(7,307)	-
Impairment loss on Media goodwill	(57)	(46)
Accruals to provision for risks and charges on investments	-	(4)
Impact on EBIT	(7,353)	(301)
Share of profits (losses) of associates and joint ventures accounted for using the equity method - Other income (expenses) from investments:
Reversal of impairment loss on EtecSA (Cuba)	-	30
Measurement of investment in Sofora at fair value	-	266
Gains on disposal of Other investments	-	1
Other income connected with investments - Entel (Bolivia)	-	29
Net gain on disposal of EtecSA (Cuba)	17	-
Other expenses connected with investments	(1)	-
Finance income (expenses):
Other finance income and expenses	-	1
Impact on profit (loss) before tax from continuing operations	(7,337)	26
Effect of income taxes on non-recurring items	5	72
Discontinued operations	(13)	(7)
Impact on profit (loss) for the year	(7,345)	91

Note 42 –
Positions or transactions resulting from atypical and/or unusual operations

In accordance with Consob Communication DEM/6064293 of July 28, 2006, a statement is made to the effect that in 2011 the Telecom Italia Group has not put into place any atypical and/or unusual transactions, as defined by that Communication.

Note 43 –
Other information

a) Exchange rates used to translate the financial statements of foreign operations (*)

		Year-end exchange rates (statements of financial position)		Average exchange rates for the year (income statements and statements of cash flows)
(local currency against 1 euro)		12/31/2011	12/31/2010	Year 2011	Year 2010

Europe
BGN	Bulgarian Lev	1.95580	1.95580	1.95580	1.95580
CZK	Czech koruna	25.78700	25.06100	24.59461	25.28441
HUF	Hungarian forint	314.58000	277.9500	279.47926	275.43744
CHF	Swiss franc	1.21560	1.25040	1.23256	1.38036
TRY	Turkish lira	2.44320	2.06940	2.33825	1.99706
GBP	Pound sterling	0.83530	0.86075	0.86775	0.85804
RON	Romanian leu	4.32330	4.26200	4.23931	4.21185

North America
USD	U.S. dollar	1.29390	1.33620	1.39162	1.32620

Latin America
VEF	Venezuelan bolivar	3.35994	3.46978	3.61338	3.42870
BOB	Bolivian boliviano	8.96385	9.36676	9.74040	9.30962
PEN	Peruvian nuevo sol	3.48747	3.75086	3.83245	3.74631
ARS	Argentine peso	5.56769	5.30994	5.74419	5.18735
CLP	Chilean peso	671.99700	625.27500	672.51441	675.52315
COP	Colombian peso	2,510.57000	2,571.3800	2,569.51702	2,516.50868
MXN	Mexican peso	18.05120	16.54750	17.29084	16.74302
BRL	Brazilian real	2.42710	2.22638	2.32669	2.33215
PYG	Paraguayan guarani	5,794.08000	6,090.40000	5,817.48337	6,275.59686
UYU	Uruguayan peso	25.92850	26.86160	26.93149	26.60631
Other countries
ILS	Israeli shekel	4.94530	4.73775	4.97723	4.94668

(*) Source: data processed by the European Central Bank, Reuters and major Central Banks.

b) Research and development

Expenditures for research and development activities are represented by external costs, labor costs of dedicated staff and depreciation and amortization. Details are as follows:

(millions of euros)	12/31/ 2011	12/31/ 2010

Research and development costs expensed during the year	68	64
Development costs capitalized	543	634
Total research and development costs (expensed and capitalized)	611	698

Moreover, in the separate consolidated income statement for 2011 amortization charges are recorded for development costs, capitalized during the year and in prior years, for an amount of 769 million euros.

Research and development activities conducted by the Telecom Italia Group are detailed in the Report on Operations (Sustainability Section).

c) Operating leases

Revenue related

The Group has signed contracts for the lease of direct connections, in particular numeric and analog lines, offered under wholesale plans to other interconnecting operators.

At December 31, 2011, the amount of lease installments receivable on non-cancelable lease contracts is equal to 4 million euros (4 million euros at December 31, 2010) and is due within one year.

Expense related

The Group has signed lease contracts for buildings (for periods from 6 to 9 years) and lines. At December 31, 2011, the amount of lease installments payable on non-cancelable lease contracts is the following:

(millions of euros)	12/31/2011	12/31/2010

Within 1 year	215	234
From 2 to 5 years	605	573
Beyond 5 years	155	65
Total	975	872

d) Directors’ and statutory auditors’ remuneration

The total compensation due for the year 2011 to the directors and statutory auditors of Telecom Italia S.p.A. for carrying out such functions in the Parent and in other consolidated companies amounts to 6.3 million euros for the directors and to 0.5 million euros for the statutory auditors. In reference to the compensation to which the directors are entitled, it should be noted that the amount is calculated by considering only compensation for corporate offices (in primis those under ex art. 2389, paragraphs 1 and 3 of the Italian Civil Code) thus excluding the amounts relating to any employment relationship with the companies of the Group and any non-monetary fringe benefits; for a complete and detailed description of the compensation paid to the directors, reference should be made to the Compensation Report, available at the Company’s headquarters and on the corporate website at the following address: www.telecomitalia.com/shareholders.

e) Summary of fees to the audit firm

The following schedule reports the fees due to PricewaterhousCoopers S.p.A. (“PwC”) and to the other firms in the PwC network for the audit of the 2011 financial statements and the fees referring to the year 2011 for other audit and review services, for tax consulting services and for other services besides audit rendered to the companies of the Telecom Italia Group by PwC and other firms in the PwC network. Out-of-pocket expenses incurred in 2011 for such services are also included herein.

	PricewaterhouseCoopers S.p.A.			Other firms in the PricewaterhouseCoopers network
(in euros)	Telecom Italia S.p.A.	Subsidiaries	Telecom Italia Group	Telecom Italia S.p.A.	Subsidiaries	Telecom Italia Group	Total PwC network

Audit services	2,851,767	1,075,181	3,926,948	87,325	3,059,057	3,146,382	7,073,330
Verification services with issue of certification:	196,400	10,000	206,400	2,090	221,135	223,225	429,625
Tax consulting services	-	-	-	-	86,230	86,230	86,230
Other services:
agreed procedures on regulatory accounting areas	90,000	-	90,000	-	-	-	90,000
accounting due diligence procedures on companies for divestiture and acquisition	120,000	67,400	187,400	-	98,853	98,853	286,253
Other	-	-	-	20,100	-	20,100	20,100
Total 2011 fees due for audit and other services to the PwC network	3,258,167	1,152,581	4,410,748	109,515	3,465,275	3,574,790	7,985,538
Out-of-pocket							375,416
Total							8,360,954

Note 44 –
Events subsequent to December 31, 2011

There are no significant events subsequent to December 31, 2011 that require disclosure at March 29, 2012.

Nota 45 –
List of companies of the Telecom Italia Group

In accordance with Consob Communication DEM/6064293 dated July 28, 2006, the list of companies is provided herein.

The list is divided by type of investment, consolidation method and operating segment.

The following is indicated for each company: name, head office, country and share capital in the original currency, in addition to the percentage holding of share capital, the percentage of voting rights in the ordinary shareholders’ meeting if different than the percentage holding of share capital, and which companies hold the investment.

Name	Head office	Currency	Share capital	% Ownership	% of voting rights	Held by
ASSOCIATES AND JOINT VENTURES						
AREE URBANE S.r.l. (in liquidation)	MILAN	EUR	100.000	31,6500		TELECOM ITALIA S.p.A.
(real estate management)	(ITALY)			0,9700		TELECOM ITALIA MEDIA S.p.A.
ASSCOM INSURANCE BROKERS S.r.l.	MILAN	EUR	100.000	20,0000		TELECOM ITALIA S.p.A.
(insurance brokers)	(ITALY)					
BALTEA S.r.l.	IVREA (TURIN)	EUR	100.000	49,0000		OLIVETTI S.p.A.
(manufacture and sale of office equipment and information and telecommunications services)	(ITALY)					
CONS. SCUOLA SUP.ALTA FORMAZIONE UNIVERSITARIA FEDERICO II (in liquidation)	NAPLES	EUR	127.500	20,0000		TELECOM ITALIA S.p.A.
(professional training)	(ITALY)					
CONSORZIO E O (in liquidation)	ROME	EUR	15.482	50,0000		TELECOM ITALIA S.p.A.
(professional training)	(ITALY)					
CONSORZIO INITALIA	ROME	EUR	200.000	25,0000		OLIVETTI S.p.A.
(research, study, design, product development and ICT solutions devoted to initiatives characterized by a great economic relevance or by an innovative and complex nature)	(ITALY)					
CONSORZIO TEMA MOBILITY	TURIN	EUR	850.000	50,0000		TELECOM ITALIA S.p.A.
(marketing and development of advanced products created jointly by Telecom Italia and Magneti Marelli)	(ITALY)					
CRIAI S.c.r.l. - Cons.Campano di ricerca per l'informatica e l'automaz. Industr.	NAPLES	EUR	198.255	47,9300		TELECOM ITALIA S.p.A.
(delivery of services in the IT and industrial automation fields)	(ITALY)					
IM.SER S.r.l.	MILAN	EUR	21.165	40,0000		TELECOM ITALIA S.p.A.
(real estate management)	(ITALY)					
ITALTEL GROUP S.p.A.	MILAN	EUR	131.426.652	34,6845	19,3733	TELECOM ITALIA FINANCE S.A.
(investment holding company)	(ITALY)					
MOVENDA S.p.A.	ROME	EUR	133.333	24,9998		TELECOM ITALIA FINANCE S.A.
(technological platforms for the development of mobile internet services)	(ITALY)					
NORDCOM S.p.A.	MILAN	EUR	5.000.000	42,0000		TELECOM ITALIA S.p.A.
(application service provider)	(ITALY)					
TELELEASING - LEASING DI TELECOMUNICAZIONI E GENERALE S.p.A.	MILAN	EUR	9.500.000	20,0000		SAIAT SOCIETA' ATTIVITA' INTERMEDIE AUSILIARIE TLC S.p.A.
(finance lease of real estate and other assets)	(ITALY)					
TIGLIO I S.r.l.	MILAN	EUR	5.255.704	45,6991		TELECOM ITALIA S.p.A.
(real estate management)	(ITALY)			2,1027		TELECOM ITALIA MEDIA S.p.A.
TIGLIO II S.r.l.	MILAN	EUR	10.000	49,4700		TELECOM ITALIA S.p.A.
(real estate management)	(ITALY)					
TM NEWS S.p.A.	ROME	EUR	1.120.000	40,0000		TELECOM ITALIA MEDIA S.p.A.
(multimedia journalistic information)	(ITALY)					
OTHER RELEVANT INVESTMENTS PURSUANT TO CONSOB RESOLUTION 11971 DATED MAY 14, 1999, AS AMENDED						
CEFRIEL S.r.l.	MILAN	EUR	100.350	11,6000		TELECOM ITALIA S.p.A.
(professional training)	(ITALY)					
CELL-TEL S.p.A.	SCARMAGNO (TURIN)	EUR	500.000	15,0000		OLIVETTI S.p.A.
(telecommunications equipment, plant, systems)	(ITALY)					
DAHLIA TV S.p.A.	ROME	EUR	11.318.833	10,0800		TELECOM ITALIA MEDIA S.p.A.
(pay-per-view services)	(ITALY)					
FIN.PRIV. S.r.l.	MILAN	EUR	20.000	14,2900		TELECOM ITALIA S.p.A.
(finance company)	(ITALY)					
IFM INFOMASTER S.p.A.	GENOVA	EUR	161.765	12,0000		TELECOM ITALIA FINANCE S.A.
(research and development)	(ITALY)					
ITALBIZ.COM Inc.	DELAWARE	USD	4.720	19,5000		TELECOM ITALIA MEDIA S.p.A.
(internet services)	(UNITED STATES)					
MIX S.r.l.	MILAN	EUR	99.000	10,8500		TELECOM ITALIA S.p.A.
(internet service provider)	(ITALY)					
NEW SATELLITE RADIO S.r.l.	MILAN	EUR	10.000	12,7200		TELECOM ITALIA S.p.A.
(production and realization of radio-TV channel and program)	(ITALY)					
PIEDMONT INTERNATIONAL S.A.	LUXEMBOURG	USD	10.507.500	17,1300	10,3000	TELECOM ITALIA FINANCE S.A.
(finance company)	(LUXEMBOURG)

Certification of the Consolidated Financial Statements at December 31, 2011 pursuant to art. 81-ter of Consob Regulation 11971 of May 14, 1999, with Amendments and Additions

1.

We, the undersigned, Franco Bernabè, as Executive Chairman, Marco Patuano, as Domestic Managing Director and Andrea Mangoni, as Manager responsible for preparing Telecom Italia S.p.A.’s financial reports, certify, having also considered the provisions of art. 154-bis, paragraphs 3 and 4, of Legislative Decree 58 of February 24, 1998:

•

the adequacy in relation to the characteristics of the company and

•

the effective application

of the administrative and accounting procedures used in the preparation of the consolidated financial statements for the 2011 fiscal year.

2.

Telecom Italia has adopted as its framework for the definition and assessment of its internal control system, with particular reference to the internal controls surrounding the preparation of the financial statements, the Internal Control – Integrated Framework Model issued by the Committee of Sponsoring Organizations of the Treadway Commission.

3.

The undersigned also certify that:

3.1.

the consolidated financial statements at December 31, 2011:

a)

are prepared in conformity with international accounting principles adopted by the European Union pursuant to EC regulation 1606/2002 of the European Parliament and Council of July 19, 2002 (International Financial Reporting Standards – IFRS) as well as the legislative and prescribed provisions in force in Italy with particular reference to the measures enacted for the implementation of Legislative Decree 38 of February 28, 2005;

b)

agree with the results of the accounting records and entries;

c)

provide a true and fair view of the financial condition, the results of operations and the cash flows of the Company and the Group;

3.2.

the report on operations contains a reliable operating and financial review of the Company and of the Group, as well as a description of the their exposure to major risks and uncertainties.

March 29, 2012

Executive Chairman /signed/ _______________________ Franco Bernabè	Domestic Managing Director /signed/ _______________________ Marco Patuano
Manager responsible for preparing the Company’s financial reports /signed/ _______________________ Andrea Mangoni

Independent Auditors’ Report

AUDITORS' REPORT IN ACCORDANCE WITH ARTICLES 14 AND 16 OF LEGISLATIVE DECREE NO. 39 OF 27 JANUARY 2010

To the Shareholders of
Telecom Italia SpA

1. We have audited the consolidated financial statements of Telecom Italia SpA and its subsidiaries ("Telecom Italia Group") as of 31 December 2011 which comprise the statement of financial position, the income statement, the statement of comprehensive income, the statement of changes in equity, the statement of cash flows and the related notes. The directors of Telecom Italia SpA are responsible for the preparation of these financial statements in accordance with the International Financial Reporting Standards, as adopted by the European Union, and with the regulations issued to implement article 9 of Legislative Decree No. 38/2005. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

2. We conducted our audit in accordance with the auditing standards recommended by Consob, the Italian Commission for listed Companies and Stock Exchange. Those standards require that we plan and perform the audit to obtain the necessary assurance about whether the consolidated financial statements are free of material misstatement and, taken as a whole, are presented fairly. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors. We believe that our audit provides a reasonable basis for our opinion.

   For the opinion on the consolidated financial statements of the prior year, which are presented for comparative purposes, reference is made to our report dated 16 march 2011.

3. In our opinion, the consolidated financial statements of Telecom Italia Group as of 31 December 2011 comply with the International Financial Reporting Standards, as adopted by the European Union, and with the regulations issued to implement article 9 of Legislative Decree No. 38/2005; accordingly, they have been prepared clearly and give a true and fair view of the financial position, result of operations and cash flows of Telecom Italia Group for the year then ended.

PricewaterhouseCoopers SpA

Sede legale e amministrativa: Milano 20149 Via Monte Rosa 91 Tel. 0277851 Fax 027785240 Cap. Soc. 3.754.400,00 Euro i.v., C.F. e P.IVA e Reg. Imp. Milano 12979880155 Iscritta al n. 43 dell'Albo Consob - Altri Uffici: **Bari** 70124 Via Don Luigi Guanella 17 Tel. 0805640211 – **Bologna** Zola Predosa 40069 Via Tevere 18 Tel. 0516186211 – **Brescia** 25123 Via Borgo Pietro Wuhrer 23 Tel. 0303697501 – **Catania** 95129 Corso Italia 302 - **Firenze** 50121 Viale Gramsci 15 Tel. 0552482811 – **Genova** 16121 Piazza Dante 7 Tel. 01029041 – **Napoli** 80121 Piazza dei Martiri 58 Tel. 08136181 – **Padova** 35138 Via Vicenza 4 Tel. 049873481 – **Palermo** 90141 Via Marchese Ugo 60 Tel. 091349737 – **Parma** 43100 Viale Tanara 20/A Tel. 0521242848 – **Roma** 00154 Largo Fochetti 29 Tel. 06570251 – **Torino** 10122 Corso Palestro 10 Tel. 011556771 – **Trento** 38122 Via Grazioli 73 Tel. 0461237004 - **Treviso** 31100 Viale Felissent 90 Tel. 0422696911 – **Trieste** 34125 Via Cesare Battisti 18 Tel. 0403480781 - **Udine** 33100 Via Poscolle 43 Tel. 043225789 – **Verona** 37135 Via Francia 21/C Tel.0458263001

Contents

Telecom Italia S.p.A. Separate Financial Statements

Statements of Financial Position

305

Separate Income Statements

307

Statements of Comprehensive Income

308

Statements of Changes in Equity

309

Statements of Cash Flows

310

Note 1 Form, content and other general information

312

Note 2 Accounting policies

313

Note 3 Goodwill

326

Note 4 Intangible assets with a finite useful life

328

Note 5 Tangible assets (owned and under finance leases)

331

Note 6 Investments

335

Note 7 Financial assets (non-current and current)

338

Note 8 Miscellaneous receivables and other non-current assets

341

Note 9 Income taxes

342

Note 10 Inventories

345

Note 11 Trade and miscellaneous receivables and other current assets

346

Note 12 Equity

349

Note 13 Financial liabilities (non-current and current)

357

Note 14 Net financial debt

364

Note 15 Financial risk management

365

Note 16 Derivatives

369

Note 17 Supplementary disclosures on financial instruments

371

Note 18 Employee benefits

379

Note 19 Provisions

382

Note 20 Miscellaneous payables and other non-current liabilities

383

Note 21 Trade and miscellaneous payables and other current liabilities

384

Note 22 Contingent liabilities, other information, commitments and guarantees

386

Note 23 Revenues

394

Note 24 Other income

394

Note 25 Acquisition of goods and services

395

Note 26 Employee benefits expenses

396

Note 27 Other operating expenses

397

Note 28 Changes in inventories

397

Note 29 Internally generated assets

397

Note 30 Depreciation and amortization

398

Note 31 Gains (losses) on disposals of non-current assets

398

Note 32 Impairment reversals (losses) on non-current assets

399

Note 33 Income (expenses) from investments

399

Note 34 Finance income and Finance expenses

400

Note 35 Related party transactions

402

Note 36 Equity compensation plans

420

Note 37 Significant non-recurring events and transactions

425

Note 38 Positions or transactions resulting from atypical and/or unusual operations

426

Note 39 Other information

426

Note 40 Events subsequent to December 31, 2011

428

Note 41 List of investments in subsidiaries, associates and joint ventures

429

Statements of Financial Position

Assets

(euros)		note	12/31/2011	of which related parties	12/31/2010	of which related parties

Non-current assets
Intangible assets
Goodwill		3)	34,627,444,756		40,013,044,756
Intangible assets with a finite useful life		4)	4,864,885,680		3,969,882,166
			39,492,330,436		43,982,926,922
Tangible assets		5)
Property, plant and equipment owned			9,726,152,960		10,223,663,440
Assets held under finance leases			1,090,851,916		1,177,262,870
			10,817,004,876		11,400,926,310
Other non-current assets
Investments		6)	9,415,771,977		9,803,355,377
Non-current financial assets		7)	2,891,042,709	937,781,000	2,099,373,365	571,134,000
Miscellaneous receivables and other non-current assets		8)	545,212,951	9,148,000	512,233,581	24,167,000
Deferred tax assets		9)	882,105,066		918,071,270
			13,734,132,703		13,333,033,593
Total Non-current assets	(a)		64,043,468,015		68,716,886,825
Current Assets
Inventories		10)	125,418,231		112,128,954
Trade and miscellaneous receivables and other current assets		11)	5,046,539,276	353,405,000	5,272,457,407	404,235,000
Current income tax receivables		9)	328,762		225,883
Current financial assets
Securities other than investments, financial receivables and other current financial assets			1,342,257,558	156,711,000	1,761,443,664	214,074,000
Cash and cash equivalents			1,595,287,388	101,667,000	2,763,051,926	28,613,000
		7)	2,937,544,946		4,524,495,590
Total Current assets	(b)		8,109,831,215		9,909,307,834
Total Assets	(a+b)		72,153,299,230		78,626,194,659

Equity and Liabilities

(euros)		note	12/31/2011	of which related parties	12/31/2010	of which related parties

Equity
Share capital issued			10,693,628,019		10,688,746,057
less: treasury shares			(20,719,608)		(20,719,608)
Share capital			10,672,908,411		10,668,026,449
Paid-in capital			1,703,973,470		1,697,291,880
Legal reserve			2,137,749,211		2,134,773,036
Other reserves
Reserve L.D. 124/93 ex art. 13			391,352		391,352
Reserve D.P.R. 917/86 ex art. 74			5,749,710		5,749,710
Reserve for capital grants			602,258,804		602,258,804
Revaluation reserve ex lege 413/91			1,128,827		1,128,827
Reserve Law 266/2005, ex art.1, para. 469 - Law 342/2000 ex art. 14			315,842,091		315,842,091
Other			2,169,346,211		2,435,360,386
Total Other reserves			3,094,716,995		3,360,731,170
Retained earnings (Accumulated losses), including profit (loss) for the year			2,927,572,168		7,703,044,667
Total Equity	(a)	12)	20,536,920,255		25,563,867,202
Non-current liabilities
Non-current financial liabilities		13)	34,941,182,483	12,612,211,000	37,153,689,168	16,973,884,000
Employee benefits		18)	741,117,415		967,755,737
Deferred tax liabilities		9)	799,999		1,190,414
Provisions		19)	467,983,806		484,653,167
Miscellaneous payables and other non-current liabilities		20)	584,706,898	41,767,000	675,435,891	41,685,000
Total Non-current liabilities	(b)		36,735,790,601		39,282,724,377
Current liabilities
Current financial liabilities		13)	7,289,900,538	3,520,352,000	6,055,929,791	3,849,856,000
Trade and miscellaneous payables and other current liabilities		21)	7,528,019,329	725,473,000	7,689,642,562	836,712,000
Current income tax payables		9)	62,668,507		34,030,727
Total Current liabilities	(c)		14,880,588,374		13,779,603,080
Total Liabilities	(d=b+c)		51,616,378,975		53,062,327,457
Total Equity and Liabilities	(a+d)		72,153,299,230		78,626,194,659

Separate Income Statements

(euros)	note	Year 2011	of which related parties	Year 2010	of which related parties

Revenues	23)	18,044,995,462	527,348,000	18,985,351,012	552,904,000
Other income	24)	246,724,626	13,866,000	210,178,313	31,271,000
Total operating revenues and other income		18,291,720,088		19,195,529,325
Acquisition of goods and services	25)	(6,323,783,623)	(1,188,874,000)	(6,650,988,954)	(1,226,021,000)
Employee benefits expenses	26)	(2,638,076,199)	(96,007,000)	(3,121,229,061)	(99,080,000)
Other operating expenses	27)	(704,542,278)	(21,320,000)	(665,844,440)	(443,000)
Changes in inventories	28)	13,289,275		(56,588,992)
Internally generated assets	29)	361,779,343		387,742,573
Operating profit before depreciation and amortization, capital gains (losses) realized and impairment reversals (losses) on non-current assets (EBITDA)		9,000,386,606		9,088,620,451
of which: impact of non-recurring items	37)	(12,567,000)		(251,610,000)
Depreciation and amortization	30)	(3,792,777,214)		(4,107,228,394)
Gains (losses) on disposals of non-current assets	31)	(9,574,858)	14,792,000	(3,954,911)	-
Impairment reversals (losses) on non-current assets	32)	(5,379,649,984)		(8,544,420)
Operating profit (loss) (EBIT)		(181,615,449)		4,968,892,726
of which: impact of non-recurring items	37)	(5,373,775,000)		(251,610,000)
Income (expenses) from investments	33)	(147,672,426)	253,356,000	1,795,665,616	2,356,926,000
Finance income	34)	2,537,918,206	673,741,000	2,818,834,582	535,607,000
Finance expenses	34)	(4,586,881,150)	(2,389,846,000)	(4,973,411,374)	(2,641,124,000)
Profit (loss) before tax		(2,378,250,819)		4,609,981,550
of which: impact of non-recurring items	37)	(5,332,781,000)		(251,310,000)
Income tax expense	9)	(1,193,006,005)		(1,097,400,973)
Profit (loss) for the year		(3,571,256,824)		3,512,580,577
of which: impact of non-recurring items	37)	(5,336,041,000)		(183,556,000)

Statements of Comprehensive Income

Note 12

(euros)		Year 2011	Year 2010

Profit (loss) for the year	(a)	(3,571,256,824)	3,512,580,577
Other components of the Statements of Comprehensive Income:
Available-for-sale financial assets:
Profit (loss) from fair value adjustments		9,238,485	(1,455,774)
Net fiscal impact		(3,967,389)	(778,117)
	(b)	5,271,096	(2,233,891)
Hedging instruments:
Profit (loss) from fair value adjustments		(506,246,837)	(1,024,258)
Loss (profit) transferred to the Separate Income Statement		122,370,000	(29,028,000)
Net fiscal impact		105,566,130	8,264,371
	(c)	(278,310,707)	(21,787,887)
Total	(d=b+c)	(273,039,611)	(24,021,778)
Total profit (loss) for the year	(a+d)	(3,844,296,435)	3,488,558,799

Statements of Changes in Equity

Statements of Changes in Equity for the Year ended December 31, 2010

(euros)	Share capital	Paid-in capital	Reserve for available-for-sale financial assets	Reserve for cash flow hedges	Other reserves and retained earnings (accumulated losses), including profit (loss) for the year	Total Equity

Balance at December 31, 2009	10,653,145,572	1,689,445,600	7,733,824	(618,735,218)	11,336,347,662	23,067,937,440
Changes in equity during the year:
Dividends approved	-	-	-	-	(1,034,755,107)	(1,034,755,107)
Total comprehensive income (loss) for the year	-	-	(2,233,891)	(21,787,887)	3,512,580,577	3,488,558,799
Grant of equity instruments	14,880,876	7,846,280	-	-	8,986,824	31,713,980
Other changes	-	-	-	-	10,412,090	10,412,090
Balance at December 31, 2010	10,668,026,448	1,697,291,880	5,499,933	(640,523,105)	13,833,572,046	25,563,867,202

Statements of Changes in Equity for the Year ended December 31, 2011 – Note 12

(euros)	Share capital	Paid-in capital	Reserve for available-for-sale financial assets	Reserve for cash flow hedges	Other reserves and retained earnings (accumulated losses), including profit (loss) for the year	Total Equity

Balance at December 31, 2010	10,668,026,448	1,697,291,880	5,499,933	(640,523,105)	13,833,572,046	25,563,867,202
Changes in equity during the year:
Dividends approved	-	-	-	-	(1,191,279,207)	(1,191,279,207)
Total comprehensive income (loss) for the year	-	-	5,271,096	(278,310,707)	(3,571,256,824)	(3,844,296,435)
Grant of equity instruments	4,881,963	6,681,590	-	-	(5,455,076)	6,108,477
Other changes	-	-	-	-	2,520,219	2,520,219
Balance at December 31, 2011	10,672,908,411	1,703,973,470	10,771,029	(918,833,812)	9,068,101,158	20,536,920,255

Statements of Cash Flows

(thousands of euros)		note	Year 2011	Year 2010

Cash flows from operating activities:
Profit (loss) for the year			(3,571,257)	3,512,581
Adjustments for:
Depreciation and amortization			3,792,777	4,107,228
Impairment losses (reversals) on non-current assets (including investments)			5,828,965	647,578
Net change in deferred tax assets and liabilities			138,173	11,455
Losses (gains) realized on disposals of non-current assets (including investments)			(31,419)	3,658
Change in employee benefits			(221,819)	57,475
Change in inventories			(13,289)	55,148
Change in trade receivables and net amount due from customers on construction contracts			132,436	292,319
Change in trade payables			(196,125)	(474,323)
Net change in current income tax receivables/payables			28,534	(230,920)
Net change in miscellaneous receivables/payables and other assets/liabilities			(122,529)	(408,765)
Cash flows from (used in) operating activities	(a)		5,764,447	7,573,434
Cash flows from investing activities:
Purchase of intangible assets on an accrual basis		4)	(2,350,338)	(1,230,200)
Purchase of tangible assets on an accrual basis		5)	(1,771,229)	(1,787,836)
Total purchase of intangible and tangible assets on an accrual basis (*)			(4,121,567)	(3,018,036)
Change in amounts due to fixed asset suppliers			510,323	(112,548)
Total purchase of intangible and tangible assets on a cash basis			(3,611,244)	(3,130,584)
Acquisitions of subsidiaries and businesses, net of cash acquired		6)	-	-
Acquisitions of other investments			(41,757)	(199,625)
Change in financial receivables and other financial assets			(313,698)	183,739
Proceeds from sale/reimbursements of intangible, tangible and other non-current assets			60,316	(29,322)
Cash flows from (used in) investing activities	(b)		(3,906,383)	(3,175,792)
Cash flows from financing activities:
Change in current financial liabilities and other			787,769	259,394
Proceeds from non-current financial liabilities (including current portion)			4,083,235	1,878,607
Repayments of non-current financial liabilities (including current portion)			(6,391,511)	(6,858,533)
Share capital proceeds/reimbursements			-	22,727
Dividends paid (*)			(1,189,839)	(1,033,517)
Cash flows from (used in) financing activities	(c)		(2,710,346)	(5,731,322)
Aggregate cash flows	(d=a+b+c)		(852,282)	(1,333,680)
Net cash and cash equivalents at beginning of the year	(e)		2,135,690	3,469,370
Net cash and cash equivalents at the end of the year	(f=d+e)		1,283,408	2,135,690

(*)

of which transactions of related party:

(thousands of euros)	Year 2011	Year 2010

Total purchase of intangible and tangible assets on an accrual basis	(408,931)	(262,235)
Dividends paid	(199,131)	(169,702)

Additional Cash Flow Information

(thousands of euros)	Year 2011	Year 2010

Income taxes (paid)/received	(1,009,889)	(1,321,476)
Interest expense paid	(3,310,543)	(3,437,941)
Interest income received	1,439,738	1,461,678
Dividends received	253,794	2,356,727

Analysis of net cash and cash equivalents:

(thousands of euros)	Year 2011	Year 2010

Net cash and cash equivalents at beginning of the year:
Cash and cash equivalents	2,763,052	4,236,543
Bank overdrafts repayable on demand	(627,362)	(767,173)
	2,135,690	3,469,370
Net cash and cash equivalents at end of the year:
Cash and cash equivalents	1,595,287	2,763,052
Bank overdrafts repayable on demand	(311,879)	(627,362)
	1,283,408	2,135,690

Note 1 – Form, content and other general information

Form and content

Telecom Italia is a joint-stock company (S.p.A.) organized under the laws of the Republic of Italy.

The registered offices of Telecom Italia S.p.A. are located in Milan, Italy at Piazza degli Affari 2.

The duration of Telecom Italia, as stated in the company’s bylaws, extends to December 31, 2100.

Telecom Italia S.p.A. operates in Italy in the fixed and mobile telecommunications sector.

The Telecom Italia S.p.A. separate financial statements for the year ended December 31, 2011 have been prepared on a going concern basis (further details are presented in the Note “Accounting Policies”) and in accordance with the International Financial Reporting Standards issued by the International Accounting Standards Board and approved by the European Union (designated as “IFRS”), as well as the laws and regulations in force in Italy (particularly the measures enacted implementing art. 9 of Legislative Decree 38 of February 28, 2005).

In 2011, Telecom Italia applied the accounting policies on a basis consistent with those of the previous years and did not elect the early adoption of any IFRS.

The separate financial statements have been prepared under the historical cost convention, except for available-for-sale financial assets, financial assets held for trading and derivative financial instruments which have been measured at fair value. The carrying amounts of hedged assets and liabilities have been adjusted to reflect the changes in fair value of the hedged risks (fair value hedge).

In accordance with IAS 1 (Presentation of Financial Statements), comparative information included in the separate financial statements, unless otherwise indicated, refers to the preceding year.

The statements of financial position, the separate income statements and the statements of comprehensive income and the statements of changes in equity are presented in euros (without cents), while the statements of cash flows and the notes to these separate financial statements are presented, unless otherwise indicated, in thousands of euros.

Publication of the Telecom Italia S.p.A. separate financial statements for the year ended December 31, 2011 was approved by resolution of the board of directors’ meeting held on March 29, 2012.

However, final approval of the Telecom Italia S.p.A. separate financial statements rests with the shareholders’ meeting.

Financial statement formats

The financial statement formats adopted are consistent with those indicated in IAS 1. In particular:

•

the statement of financial position has been prepared by classifying assets and liabilities according to “current and non-current” criterion;

•

the Separate income statement has been prepared by classifying operating expenses by nature of expense as this form of presentation is considered more appropriate and representative of the specific business of the Company, conforms to internal reporting and is in line with the industrial sector of reference.

In addition to EBIT or Operating Profit (loss), the separate income statement includes the alternative performance measure of EBITDA or Operating profit (loss) before depreciation and amortization, Capital gains (losses) and Impairment reversals (losses) on non-current assets.

In particular, besides EBIT, EBITDA is used by Telecom Italia as the financial target in internal presentations (business plans) and in external presentations (to analysts and investors). It represents a useful unit of measurement for the evaluation of Telecom Italia’s operating performance. EBIT and EBITDA are calculated as follows:

Profit (loss) before tax from continuing operations
+	Finance expenses
-	Finance income
+/-	Expenses (income) from investments
EBIT- Operating profit (loss)
+/-	Impairment losses (reversals) on non-current assets
+/-	Losses (gains) on disposals of non-current assets
+	Depreciation and amortization
EBITDA- Operating profit (loss) before depreciation and amortization, Capital gains (losses) and Impairment reversals (losses) on non-current assets

•

the statement of comprehensive income includes the profit or loss for the year as shown in the separate income statement and all other non-owner changes in equity;

•

the statement of cash flows has been prepared by presenting cash flows from operating activities according to the “indirect method”, as permitted by IAS 7 (Statement of Cash Flows).

Furthermore, as required by Consob Resolution 15519 of July 27, 2006, in the separate income statement, income and expenses relating to non-recurring transactions or events have been specifically identified and their relative impact has been shown separately at the main intermediate result levels. Non-recurring events and transactions have been identified mainly according to the nature of the transactions. Specifically, non-recurring income (expenses) include events or transactions which by their very nature do not occur continuously during the normal course of business operations, for instance: income/expenses arising from the sale of properties, business segments and investments included under non-current assets, income/expenses stemming from corporate-related reorganizations, income/expenses arising from fines levied by regulatory agencies and impairment losses on goodwill.

Also in reference to the above Consob resolution, the amounts of the balances or transactions with related parties have been shown separately in the statements of financial position, the separate income statements and the statements of cash flows.

Note 2 – Accounting policies Bilancio di Telecom Italia S.p.A.

Going concern

The separate financial statements for the year ended December 31, 2011 have been prepared on a going concern basis as there is the reasonable expectation that Telecom Italia S.p.A. will continue its operational activities in the foreseeable future (and in any event with a time horizon of at least twelve months).

In particular, consideration has been given to the following factors which management believes, at this time, are not such as to generate doubts as to the Company’s ability to continue as a going concern:

•

the main risks and uncertainties (for the most part of an external nature) to which Telecom Italia is exposed are:

—

changes in the general macroeconomic condition in the Italian market;

—

variations in business conditions;

—

changes to laws and regulations (price and rate variations);

—

outcomes of disputes and litigations with regulatory authorities, competitors and other parties;

—

financial risks (interest rate and/or exchange rate trends);

•

the mix between risk capital and debt capital considered optimal as well as the policy for the remuneration of risk capital. This is described in the paragraph devoted to “Share capital information” under the Note “Equity”;

•

the policy for financial risk management (market risk, credit risk and liquidity risk). This is described in the Note “Financial risk management”.

Intangible assets

Goodwill

Under IFRS 3 (Business Combinations), goodwill is recognized as of the acquisition date (through merger or contribution) of companies or business segments and is measured as the difference between the consideration transferred (measured in accordance with IFRS 3 which is generally recognized on the basis of the acquisition date fair value) and the acquisition date fair value of the identifiable assets acquired net of the identifiable liabilities assumed.

Goodwill is classified in the statement of financial position as an intangible asset with an indefinite useful life whereas any gain from a bargain purchase or negative goodwill is recognized in the separate income statement.

IFRS 3 requires, among other things, incidental costs incurred in connection with a business combination to be charged to the separate income statement, whereas previously they were included in the consideration paid.

Goodwill initially recorded is subsequently reduced only for impairment losses. Further details are provided in the accounting policy Impairment of tangible and intangible assets – Goodwill.

In case of the disposal, in whole or in part, of a business/segment previously acquired, the relative amount of goodwill is taken into account in calculating the gain or loss on disposal.

In the context of IFRS first-time adoption, the Company elected not to apply IFRS 3 (Business Combinations) retrospectively to those business combinations which had arisen before January 1, 2004. As a consequence, goodwill on acquisitions before the date of transition to IFRS was brought forward at the previous Italian GAAP amounts, and was tested for impairment at that date.

Other intangible assets with an indefinite useful life

Intangible assets with an indefinite useful life are not amortized systematically. Instead, they undergo impairment testing at least annually.

Development costs

Costs incurred internally for the development of new products and services represent either intangible assets (mainly costs for software development) or tangible assets generated internally. Such costs are capitalized only when all the following conditions are satisfied: i) the cost attributable to the development phase of the asset can be measured reliably, ii) there is the intention, the availability of financial resources and the technical ability to complete the asset and make it available for use or sale and iii) it can be demonstrated that the asset will be able to generate future economic benefits.

Capitalized development costs comprise only expenditures that can be attributed directly to the development process of new products and services and are amortized systematically over the estimated product or service life so that the amortization method reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the entity.

Other intangible assets with a finite useful life

Other purchased or internally-generated assets with a finite useful life are recognized as assets, in accordance with IAS 38 (Intangible Assets), where it is probable that the use of the asset will generate future economic benefits and where the cost of the asset can be measured reliably.

Such assets are recorded at purchase or production cost and amortized on a straight-line basis over their estimated useful lives; the amortization rates are reviewed annually and revised if the current estimated useful life is different from that estimated previously. The effect of such changes is recognized in the separate income statement prospectively.

For a small portion of bundled offerings, principally of mobile equipment and services, the Company capitalizes directly attributable subscriber acquisition costs (represented by commissions for the sales network and subsidies for the purchase of handsets) when the following conditions are met:

•

the capitalized costs can be measured reliably;

•

there is a contract binding the customer for a specific period of time;

•

it is probable that the amount of the capitalized costs will be recovered through the revenues generated by the services contractually provided, or, where the customer withdraws from the contract in advance, through the collection of the penalty.

Capitalized subscriber acquisition costs are amortized on a straight-line basis over the expected minimum period of the underlying contract (24 months).

In all other cases, subscriber acquisition costs are expensed when incurred.

Tangible assets

Property, plant and equipment owned

Property, plant and equipment owned is stated at acquisition or production cost. Subsequent expenditures are capitalized only if they increase the future economic benefits embodied in the related item of property, plant and equipment. All other expenditures are expensed as incurred.

Cost also includes the expected costs of dismantling the asset and restoring the site if a legal or constructive obligation exists. The corresponding liability is recognized when the obligation arises in the statement of financial position under provisions at its present value. These capitalized costs are depreciated and charged to the separate income statement over the useful life of the related tangible assets.

The recalculation of estimates for dismantling costs, discount rates and the dates in which such costs are expected to be incurred is reviewed annually, at each financial year-end. Changes in the above liability must be recognized as an increase or decrease of the cost of the relative asset; the amount deducted from the cost of the asset must not exceed its carrying amount. The excess, if any, should be recorded immediately in the separate consolidated income statement, conventionally, in the line item Depreciation.

Depreciation of property, plant and equipment owned is calculated on a straight-line basis over the estimated useful life of the assets.

The depreciation rates are reviewed annually and revised if the current estimated useful life is different from that estimated previously. The effect of such changes is recognized in the separate income statement prospectively.

Land, including land pertaining to buildings, is not depreciated.

Assets held under finance leases

Assets held under finance leases, in which substantially all the risks and rewards of ownership are transferred to the Company, are initially recognized as assets of the Company at fair value or, if lower, at the present value of the minimum lease payments, including bargain purchase options. The corresponding liability due to the lessor is included in the statement of financial position under financial liabilities.

Lease payments are apportioned between interest (recognized in the separate income statement) and principal (recognized as a deduction from liabilities). This split is determined so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Furthermore, gains realized on sale and leaseback transactions that are recorded under finance lease contracts are deferred over the lease term.

The depreciation policy for depreciable assets held under finance leases is consistent with that for depreciable assets that are owned. If there is no reasonable certainty over the acquisition of the ownership of the asset at the end of lease period, assets held under finance leases are depreciated over the shorter of the lease term and their useful lives.

Leases where the lessor retains substantially all the risks and rewards of ownership of the assets are accounted for as operating leases. Operating lease rentals are charged to the separate income statement on a straight-line basis over the lease term.

Capitalized borrowing costs

Under IAS 23 (Borrowing Costs), Telecom Italia capitalizes borrowing costs only if they are directly attributable to the acquisition, construction or production of a qualifying asset, that is an asset that takes a substantial period of time (conventionally more than 12 months) to get ready for its intended use or sale.

Capitalized borrowing costs are recorded in the separate income statement and deducted directly from the “finance expenses” to which they refer.

Impairment of intangible and tangible assets

Goodwill

Goodwill is tested for impairment at least annually or more frequently whenever events or changes in circumstances indicate that goodwill may be impaired, as set forth in IAS 36 (Impairment of Assets); however, when the conditions that gave rise to an impairment loss no longer exist, the original amount of goodwill is not reinstated.

The test is generally conducted at the end of every year so the date of testing is the year-end closing date of the financial statements. Goodwill acquired and allocated during the year is tested for impairment at the end of the year in which the acquisition and allocation took place.

To test for impairment, goodwill is allocated, at the date of acquisition, to each cash-generating unit or group of cash-generating units which is expected to benefit from the acquisition.

If the carrying amount of the cash-generating unit (or group of cash-generating units) exceeds the recoverable amount, an impairment loss is recognized in the separate income statement. The impairment loss is first recognized as a deduction of the carrying amount of goodwill allocated to the cash-generating unit (or group of cash-generating units) and then only applied to the other assets of the cash-generating unit in proportion to their carrying amount, up to the recoverable amount of the assets with a finite useful life. The recoverable amount of a cash-generating unit (or group of cash-generating units) to which goodwill is allocated is the higher of fair value less costs to sell and its value in use.

In calculating the value in use, the estimated future cash flows are discounted to present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. The future cash flows are those arising from an explicit time horizon of three years as well as those extrapolated to estimate the terminal value. The long-term growth rate used to estimate the terminal value of the cash-generating unit (or group of cash-generating units) is assumed not to be higher than the average long-term growth rate of the segment or market in which the cash-generating unit (or group of cash-generating units) operates.

Future cash flows are estimated by referring to the current operating conditions of the cash generating unit (or group of cash-generating units) and, therefore, do not include either benefits originating from future restructuring for which the entity is not yet committed, or future investments for the improvement or optimization of the cash-generating unit.

For the purpose of calculating impairment, the carrying amount of the cash-generating unit is established based on the same criteria used to determine the recoverable amount of the cash generating unit, excluding surplus assets (that is, financial assets, deferred tax assets and net non-current assets held for sale).

After conducting the goodwill impairment test for the cash-generating unit (or group of cash-generating units), a second level of impairment testing is carried out which includes the corporate assets which do not generate positive cash flows and which cannot be allocated by a reasonable and consistent criterion to the single units. At this second level, the total recoverable amount of all cash-generating units (or groups of cash-generating units) is compared to the carrying amount of all cash-generating units (or groups of cash-generating units), including also those cash-generating units to which no goodwill was allocated, and the corporate assets.

Intangible and tangible assets with a finite useful life

At every closing date, the Company assesses whether there are any indications of impairment of intangible and tangible assets with a finite useful life. Both internal and external sources of information are used for this purpose. Internal sources include obsolescence or physical damage, and significant changes in the use of the asset and the economic performance of the asset compared to estimated performance. External sources include the market value of the asset, changes in technology, markets or laws, increases in market interest rates and the cost of capital used to evaluate investments, and an excess of the carrying amount of the net assets of the Company over market capitalization.

When indicators of impairment exist, the carrying amount of the assets is reduced to the recoverable amount. The recoverable amount of an asset is the higher of fair value less costs to sell and its value in use. In calculating the value in use, the estimated future cash flows are discounted to present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. Impairment losses are recognized in the separate income statement.

When the conditions that gave rise to an impairment loss no longer exist, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, up to the carrying amount that would have been recorded had no impairment loss been recognized. The reversal of an impairment loss is recognized as income in the separate income statement.

Financial instruments

Investments in subsidiaries, associates and joint ventures

Investments in subsidiaries, associates and joint ventures are measured at cost adjusted by impairment losses. When the conditions that gave rise to an impairment loss no longer exist, the carrying amount of the investment is increased to the relative original cost. This reversal of an impairment loss is recognized as income in the separate income statement.

Other investments

Other investments (other than those in subsidiaries, associates and joint ventures) are classified as non-current or current assets if they will be kept in the Company’s portfolio for a period of more or not more than 12 months, respectively.

Upon acquisition, investments are classified in the following categories:

•

“available-for-sale financial assets”, as non-current or current assets;

•

“financial assets at fair value through profit or loss”, as current assets held for trading.

Other investments classified as “available-for-sale financial assets” are measured at fair value; changes in the fair value of these investments are recognized in a specific equity reserve (Reserve for available-for-sale financial assets) until the financial asset is disposed of or impaired, at which time the equity reserve is reversed to the separate income statement.

Other unlisted investments classified as “available-for-sale financial assets” whose fair value cannot be measured reliably are measured at cost adjusted by any impairment losses which are recognized in the separate income statement, as required by IAS 39.

Impairment losses recognized on other investments classified as “available-for-sale financial assets” are not reversed.

Changes in the value of other investments classified as “financial assets at fair value through profit or loss” are recognized directly in the separate income statement.

Securities other than investments

Securities other than investments classified as non-current assets are those held to maturity. The assets are recorded on the trade date and, on initial recognition, are stated at acquisition cost, including transaction costs, and subsequently measured at amortized cost.

Amortized cost represents the initial cost of the financial instrument net of principal repayments received, adjusted (up or down) by the amortization of any differences between the initial amount and the maturity amount using the effective interest method, less any writedown for impairment or uncollectibility, if any.

Securities other than investments classified as current assets are those that, by decision of the directors, are intended to be kept in Telecom Italia S.p.A.’s portfolio for a period of not more than 12 months, and are included in the following categories:

•

held to maturity (originally more than 3 months but less than 12 months, or, with an original maturity of more than 12 months but the remaining maturity at the date of purchase is more than 3 months but less than 12 months) and measured at amortized cost;

•

held for trading and measured at fair value through profit or loss;

•

available-for-sale and measured at fair value with a contra-entry to an equity reserve.

Changes in the value of available-for-sale financial assets are recognized in an equity reserve (Reserve for available-for-sale financial assets) until the financial asset is disposed of or impaired, at which time the equity reserve is reversed to the separate income statement.

When the conditions that gave rise to impairment losses on securities other than investments held to maturity or classified as “available-for-sale financial assets” no longer exist, the impairment losses are reversed.

Receivables and loans

Receivables and loans classified as either non-current or current assets are initially recognized at fair value and subsequently measured at amortized cost.

Cash and cash equivalents

Cash and cash equivalents are recorded, according to their nature, at nominal value or amortized cost.

Cash equivalents are short-term and highly liquid investments that are readily convertible to known amounts of cash, subject to an insignificant risk of changes in value and their original maturity or the remaining maturity at the date of purchase does not exceed 3 months.

Impairment of financial assets

At every closing date, assessments are made as to whether there is any objective evidence that a financial asset or a group of financial assets may be impaired. If any such evidence exists, an impairment loss is recognized in the separate income statement for financial assets measured at cost or amortized cost; for “available-for-sale financial assets” reference should be made to the accounting policy reported previously.

Financial liabilities

Financial liabilities comprise financial debt, including advances received on the assignment of accounts receivable and other financial liabilities such as derivatives and finance lease obligations.

In accordance with IAS 39, they also include trade and other payables.

Financial liabilities other than derivatives are initially recognized at fair value and subsequently measured at amortized cost. Amortized cost represents the initial amount net of principal repayments made, adjusted (up or down) by the amortization of any differences between the initial amount and the maturity amount using the effective interest method.

Financial liabilities hedged by derivative instruments designed to manage exposure to changes in fair value of the liabilities (fair value hedge derivatives) are measured at fair value in accordance with the hedge accounting principles of IAS 39. Gains and losses arising from re-measurement at fair value, to the extent of the hedged component, are recognized in the separate income statement and are offset by the effective portion of the gain or loss arising from re-measurement at fair value of the hedging instrument.

Financial liabilities hedged by derivative instruments designed to manage exposure to variability in cash flows (cash flow hedge derivatives) are measured at amortized cost in accordance with the hedge accounting principles of IAS 39.

Derivatives

Derivatives are used by the Company to manage its exposure to exchange rate and interest rate risks and to diversify the parameters of debt so that costs and volatility can be reduced to within pre-established operational limits.

In accordance with IAS 39, derivative financial instruments qualify for hedge accounting only when:

•

at the inception of the hedge, the hedging relationship is formally designated and documented;

•

the hedge is expected to be highly effective;

•

its effectiveness can be reliably measured;

•

the hedge is highly effective throughout the financial reporting periods for which it is designated.

All derivative financial instruments are measured at fair value in accordance with IAS 39.

When derivative financial instruments qualify for hedge accounting, the following accounting treatment applies:

•

Fair value hedge – Where a derivative financial instrument is designated as a hedge of the exposure to changes in fair value of an asset or liability due to a particular risk, the gain or loss from re-measuring the hedging instrument at fair value is recognized in the separate income statement. The gain or loss on the hedged item attributable to the hedged risk adjusts the carrying amount of the hedged item and is recognized in the separate income statement.

•

Cash flow hedge – Where a derivative financial instrument is designated as a hedge of the exposure to variability in cash flows of an asset or liability or a highly probable forecasted transaction, the effective portion of any gain or loss on the derivative financial instrument is recognized directly in a specific equity reserve (Reserve for cash flow hedges). The cumulative gain or loss is removed from equity and recognized in the separate income statement at the same time as the hedged transaction affects the separate income statement. The gain or loss associated with the ineffective portion of a hedge is recognized in the separate income statement immediately. If the hedged transaction is no longer probable, the cumulative gains or losses included in the equity reserve are immediately recognized in the separate income statement.

If hedge accounting is not appropriate, gains or losses arising from the measurement of the fair value of derivative financial instruments are directly recognized in the separate income statement

Sales of receivables

Telecom Italia S.p.A. carries out sales of receivables under factoring arrangements in accordance with Law 52/1991. These sales, in the majority of cases, are characterized by the transfer of substantially all the risks and rewards of ownership of the receivables to third parties, meeting IAS 39 requirements for derecognition. Specific servicing contracts, through which the buyer institutions conferred a mandate to Telecom Italia S.p.A. for the collection and management of the receivables, leave the current Company/customer relationship unaffected.

Amounts due from customers on construction contracts

Amounts due from customers under construction contracts, regardless of the duration of the contracts, are recognized in accordance with the percentage of completion method and classified under current assets. Losses on such contracts, if any, are recorded in full in the separate income statement when they become known.

Inventories

Inventories are measured at the lower of purchase and production cost and estimated realizable value; cost is determined on a weighted average basis. Provision is made for obsolete and slow-moving inventories based on their expected future use and estimated realizable value.

Non-current assets held for sale/Discontinued operations

Non-current assets (or disposal groups) whose carrying amount will mainly be recovered through sale, rather than through ongoing use, are classified as held for sale and shown separately from the other statement of financial position assets and liabilities. The corresponding amounts for the previous period are not reclassified.

An operating asset sold (Discontinued Operations) is a component of an entity that has been divested or classified as held for sale and:

•

represents a major line of business or geographical area of operations;

•

is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or

•

is a subsidiary acquired exclusively with a view to resale.

The results arising from Discontinued Operations – whether disposed of or classified as held for sale – are shown separately in the separate income statement, net of tax effects. The corresponding values for the previous periods, where present, are reclassified and reported separately in the separate income statement, net of tax effects, for comparative purposes.

Non-current assets (or disposal groups) classified as held for sale are first recognized in compliance with the appropriate IFRS applicable to the specific assets and liabilities and subsequently measured at the lower of the carrying amount and the fair value, less costs to sell.

Any subsequent impairment losses are recognized as a direct adjustment to the non-current assets (or disposal groups) classified as held for sale and expensed in the separate income statement.

An entity shall recognize a gain for any subsequent increase in fair value less costs to sell of an asset, but not in excess of the cumulative impairment loss that has been recognized.

Employee benefits

Provision for employee severance indemnity

Employee severance indemnity, mandatory for Italian companies pursuant to art. 2120 of the Italian Civil Code, is deferred compensation and is based on the employees’ years of service and the compensation earned by the employee during the service period.

Under IAS 19 (Employee Benefits), the employee severance indemnity as calculated is considered a “Defined benefit plan” and the related liability recognized in the statement of financial position (Provision for employee severance indemnities) is determined by actuarial calculations. As allowed by IAS 19, Telecom Italia S.p.A. has elected to recognize all actuarial gains and losses in the separate income statement as they arise.

The expenses relative to the increase in the present value of the severance indemnity liability, as the time for payment of the benefit approaches, are included in the separate income statement under “Employee benefits expenses”.

Starting from January 1, 2007, Italian Law provides that employees may choose the destination of their accruing employee severance indemnity either to supplementary pension funds or to the company. Companies that employ at least 50 employees are obliged to transfer the employee severance indemnity to the “Treasury fund” managed by INPS. Consequently, the Company’s obligation to INPS and the contributions to supplementary pension funds take the form, under IAS 19, of “Defined contribution plans” whereas the amounts recorded in the provision for employee severance indemnities retain the nature of “Defined benefit plans”.

Equity compensation plans

Telecom Italia S.p.A. provides additional benefits to certain managers and employees of the companies of the Group through equity compensation plans (stock options, long-term incentive plans and broad-based employee share ownership plan). The above plans are recognized in accordance with IFRS 2 (Share-Based Payment).

In accordance with IFRS 2, such plans represent a component of the beneficiaries’ compensation. Therefore, for the plans that provide for compensation in equity instruments, the cost is represented by the fair value of such instruments at the grant date, and is recognized in the separate income statement in “Employee benefits expenses”, in the case of employees of the Company, and in “Investments”, in the case of employees of subsidiaries, over the period between the grant date and vesting date, with a contra-entry to an equity reserve denominated “Other equity instruments”. Changes in the fair value subsequent to the grant date do not affect the initial measurement. At the end of each year, adjustments are made to the estimate of the number of rights that will vest up to expiry. The impact of the change in estimate is deducted from “Other equity instruments” with a contra-entry to “Employee benefits expenses” or “Investments”.

For the plans subject to vesting conditions, when such conditions are not met, the amount recognized in “Other equity instruments” must be reclassified to “Other reserves”.

For the portion of the plans that provide for the payment of compensation in cash, the amount is recognized in liabilities as a contra-entry to “Employee benefits expenses” in the case of employees of the Company, and to “Investments”, in the case of employees of subsidiaries; at the end of each year such liability is measured at fair value.

Provisions

The Company records provisions for risks and charges when it has a present obligation, legal or constructive, to a third party, as a result of a past event, when it is probable that an outflow of Company resources will be required to satisfy the obligation and when the amount of the obligation can be estimated reliably.

If the effect of the time value is material, and the payment date of the obligations can be reasonably estimated, provisions to be accrued are the present value of the expected cash flows, taking into account the risks associated with the obligation. The increase in the provision due to the passage of time is recognized as “Finance expenses”.

Treasury shares

Treasury shares are recognized as a deduction from equity. In particular, the nominal amount of treasury shares is reported as a deduction from the share capital issued while the excess cost of acquisition over the nominal amount is presented as a deduction from “Other reserves and retained earnings (accumulated losses), including profit (loss) for the year”.

Foreign currency transactions

Transactions in foreign currencies are recorded at the foreign exchange rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rate prevailing at the balance sheet date. Exchange differences arising from the settlement of monetary items or from their conversion at rates different from those at which they were initially recorded during the year or at the end of the prior year, are recognized in the separate income statement.

Revenues

Revenues include only the gross inflows of economic benefits received and receivable by the entity on its own account. Amounts collected on behalf of third parties such as sales taxes, goods and services taxes and value added taxes are not economic benefits which flow to the entity and do not result in increases in equity. Therefore, they are excluded from revenues.

Revenues are recognized to the extent that it is probable that economic benefits will flow to the Company and their amount can be measured reliably. Revenues are stated net of discounts, allowances, and returns.

•

Revenues from services rendered

Revenues from services rendered are recognized in the separate income statement according to the stage of completion of the service and only when the outcome of the service rendered can be estimated reliably.

Traffic revenues from interconnection and roaming are reported gross of the amounts due to other TLC operators.

Revenues for delivering information or other content are recognized on the basis of the amount invoiced to the customer, when the service is rendered directly by the Company. In the event that the Company is acting as agent (for example non-geographic numbers) only the commission received from the content provider is recognized as revenue.

Revenues from the activation of telephone services (as well as the related costs) are deferred over the expected duration of the relationship with the customer (generally 8 years for retail customers and 3 years for wholesale customers). In particular, costs from the activation of telephone services are deferred taking also into account the reasonable expectations of cash flows arising from these services.

Revenues from prepaid traffic are recorded on the basis of the minutes used at the contract price per minute. Deferred revenues for unused minutes are recorded in “Trade and miscellaneous payables and other current liabilities” in the statement of financial position.

•

Revenues from sales and bundles offerings

Revenues from sales (telephone and other equipment) are recognized when the significant risks and rewards of ownership are transferred to the buyer.

For offerings which include the sale of mobile handsets and service contracts, Telecom Italia S.p.A. recognizes revenues related to the sale of the handset when it is delivered to the final customer whereas traffic revenues are recorded on the basis of the minutes used; the related subscriber acquisition costs, including handset subsidies and sales commissions, are expensed as incurred. The revenues allocated to the handset sale are limited to the contract amount that is not contingent upon the rendering of telecommunication services, i.e. the residual of the amount paid by the customer exceeding the services value.

A small portion of the offerings in the mobile business are contracts with a minimum contractual period of 24 months which include an enforced termination penalty. For these contracts, the subscriber acquisition costs are capitalized under “Intangible assets with a finite useful life” if the conditions for capitalization as described in the related accounting policy are met.

•

Revenues on construction contracts

Revenues on construction contracts are recognized based on the stage of completion (percentage of completion method).

Research costs and advertising expenses

Research costs and advertising expenses are charged directly to the separate income statement in the year in which they are incurred.

Finance income and expenses

Finance income and expenses are recognized on an accrual basis and include interest accrued on the related financial assets and liabilities using the effective interest rate method, the changes in fair value of derivatives and other financial instruments measured at fair value through profit or loss, gains and losses on foreign exchange and financial instruments (including derivatives).

Dividends

Dividends are recognized in the separate income statement in the year in which they become receivable, following the resolution by the shareholders’ meeting for the distribution of dividends of the investee companies.

Dividends payable to third parties are reported as a change in equity in the year in which they are approved by the shareholders’ meeting.

Income taxes

Income taxes include all taxes calculated on the basis of the taxable income of the Company.

Income taxes are recognized in the separate income statement, except to the extent that they relate to items directly charged or credited to equity, in which case the related tax is recognized in the relevant equity reserves. The Statement of comprehensive income indicates the amount of income taxes relating to each item included as “Other components of the Statements of comprehensive income”.

Deferred tax liabilities/assets are recognized using the “Balance sheet liability method”. They are calculated on all temporary differences that arise between the tax base of an asset or liability and the carrying amounts in the financial statements except for non tax-deductible goodwill. Deferred tax assets relating to unused tax loss carryforwards are recognized to the extent that it is probable that future taxable income will be available against which they can be utilized. Current and deferred tax assets and liabilities are offset when the income taxes are levied by the same tax authority and there is a legally enforceable right of offset. Deferred tax assets and liabilities are determined based on enacted tax rates that are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Taxes, other than income taxes, are included in “Other operating expenses”.

Use of estimates

The preparation of separate financial statements and related disclosure in conformity with IFRS requires management to make estimates and assumptions based also on subjective judgments, past experience and hypotheses considered reasonable and realistic in relation to the information known at the time of the estimate. Such estimates have an effect on the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the separate financial statements as well as the amount of revenues and costs during the year. Actual results could differ, even significantly, from those estimates owing to possible changes in the factors considered in the determination of such estimates. Estimates are reviewed periodically.

The most important accounting estimates which require a high degree of subjective assumptions and judgments are addressed below.

Financial statement line item/area	Accounting estimates

Goodwill

The impairment test on goodwill is carried out by comparing the carrying amount of cash-generating units and their recoverable amount. The recoverable amount of a cash-generating unit is the higher of fair value, less costs to sell, and its value in use. This complex valuation process entails the use of methods such as the discounted cash flow method which uses assumptions to estimate cash flows. The recoverable amount depends significantly on the discount rate used in the discounted cash flow model as well as the expected future cash flows and the growth rate used for the extrapolation. The key assumptions used to determine the recoverable amount for the different cash generating units, including a sensitivity analysis, are detailed in the Note “Goodwill”.

Bad debt provision	The recoverability of receivables is measured by considering the uncollectibility of receivables, their age and losses on receivables recognized in the past by type of similar receivables.
Depreciation and amortization expense

Changes in the economic conditions of the markets, technology and competitive forces could significantly affect the estimated useful lives of tangible and intangible non-current assets and may lead to a difference in the timing and amount of depreciation and amortization expense.

Provisions, contingent liabilities and employee benefits

As regards the provisions for restoration costs, the estimate of future costs to dismantle tangible assets and restore the site is a complex process that requires an assessment of the liability arising from such obligations which seldom are entirely defined by law, administrative regulations or contract clauses and which normally are to be complied with after an interval of several years.

Provisions for legal, arbitration and fiscal disputes are the result of a complex estimation process based upon the probability of an unfavorable outcome.

Employee benefits, especially the provision for employee severance indemnities, are calculated using actuarial assumptions; changes in such assumptions could have a material impact on such liabilities.

Revenues

Revenue recognition is influenced by:

•

the expected duration of the relationship with the customer for revenues from telephone service activations (as well as the related costs);

•

the estimate of the amount of discounts, allowances and returns to be recorded as a direct deduction from revenues.

Income taxes

Income taxes (current and deferred) are calculated according to a prudent interpretation of the tax laws in effect. This process sometimes involves complex estimates to determine taxable income and deductible and taxable temporary differences between the carrying amounts and the taxable amounts. In particular, deferred tax assets are recognized to the extent that future taxable income will be available against which they can be utilized. The measurement of the recoverability of deferred tax assets, recognized based on both unused tax loss carryforwards to future years and deductible differences, takes into account the estimate of future taxable income and is based on conservative tax planning.

Derivative instruments and equity instruments

The fair value of derivative instruments and equity instruments is determined on the basis of either prices in regulated markets or quoted prices provided by financial counterparts, or using valuation models which also take into account subjective measurements such as, for example, cash flow estimates, expected volatility of prices, etc.

In the absence of a Standard or an Interpretation that specifically applies to a particular transaction, management carefully considers subjective valuation techniques and uses its judgment as to the accounting methods to adopt with a view to providing financial statements which faithfully represent the financial position, the results of operations and the cash flows of the Company, which reflect the economic substance of the transactions, are neutral, prepared on a prudent basis and complete in all material respects.

New Standards and Interpretations approved by the EU in force from January 1, 2011

As required by IAS 8 (Accounting Policies, Changes in Accounting Estimates and Errors), the following new principles and interpretations (amendments and improvements included), in force from January 1, 2011, govern situations that do not exist within Telecom Italia at the date of these separate financial statements, but may affect the accounting for future transactions or agreements:

•

Amendment to IAS 32 (Classification of Rights Issues);

•

Amendments to IAS 24 (Related Party Disclosures);

•

Amendments to IFRIC 14 (Prepayments of a Minimum Funding Requirement);

•

IFRIC 19 (Extinguishing Financial Liabilities with Equity Instruments);

•

Improvements to IFRSs – issued in 2010.

New Standards and Interpretations approved by the EU not yet in force

During 2011, certain amendments to IFRS 7 (Disclosures—Transfers of Financial Assets) were approved by the European Union. These amendments must be adopted from January 1, 2012. It is expected that they will not have a significant effect on the financial statements of the Company.

Note 3 – Goodwill

Goodwill at December 31, 2011 refers to the goodwill included in the domestic segment of Telecom Italia S.p.A., equal to 34,627,445 thousand euros, after recognition of an impairment loss of 5,376,000 thousand euros (of which 1,251,000 thousand euros relates to the impairment loss recorded in the first half of 2011). The amount also includes the goodwill allocated to the International Wholesale CGU as a result of the impairment test in the consolidated financial statements.

Goodwill, under IAS 36, is not amortized but is tested for impairment annually or more frequently if specific events or circumstances indicate that it may be impaired. For purposes of the impairment test, goodwill must be allocated to cash-generating units (CGU) or groups of CGUs according to the maximum aggregation limit which cannot exceed the operating segment identified in accordance with IFRS 8. The allocation of goodwill considers the lowest level at which goodwill is monitored for internal management purposes.

The impairment test regarded the domestic segment of Telecom Italia S.p.A. which represents the CGU to which the major part of domestic goodwill is allocated, and International Wholesale. In the Telecom Italia S.p.A. separate financial statements, the International Wholesale CGU is composed of the investment in Telecom Italia Sparkle S.p.A. and the goodwill allocated consistently with the treatment in the consolidated financial statements equal to 412,000 thousand euros.

The impairment test consists of comparing the recoverable amount of the CGU to which the goodwill is allocated with the carrying amount of its operating assets. The recoverable amount is the higher of the value in use (present value of expected earnings flows) and the fair value less costs to sell.

The value used to determine the recoverable amount of the domestic segment of Telecom Italia S.p.A. and International Wholesale is the value in use, which was calculated according to the same parameters used, respectively, for the impairment test of the Core Domestic CGU and the International Wholesale CGU for purposes of the consolidated financial statements.

The basic assumptions for the calculation of the value in use are presented in the following table:

Telecom Italia S.p.A. domestic segment	International Wholesale

EBITDA margin (EBITDA/revenues) during the period of the plan	EBITDA margin (EBITDA/revenues) during the period of the plan
Growth of EBITDA during the period of the plan	Growth of EBITDA during the period of the plan
Capital expenditures rate (capex/revenues)	Capital expenditures rate (capex/revenues)
Cost of capital	Cost of capital
Long-term growth rate	Long-term growth rate

The estimate of the value in use of the domestic segment of Telecom Italia S.p.A. and International Wholesale is based on the data in the 2012-2014 Plan. The expected flows beyond 2014 have been capitalized in perpetuity. The earnings flows used to estimate the value in use are cash nopat, equal to (EBITDA – Capex) x (1-Tc).

The nominal growth rate used to estimate the terminal value is the following:

Telecom Italia S.p.A. domestic segment	International Wholesale

0%	0%

Such rates fall within the range of growth rates applied by the analysts who follow Telecom Italia stock (as can be seen in the reports published after the presentation of the Group’s business plan 2012-2014 and up to March 1, 2012).

The cost of capital used for the estimate of the value in use of the domestic segment of Telecom Italia S.p.A. and International Wholesale was estimated by considering the following:

•

the criterion applied was the criterion for the CAPM - Capital Asset Pricing Model estimate (the criterion referred to in Annex A of IAS 36);

•

in the case of International Wholesale, a “full equity” financial structure was considered since it is representative of the normal financial structure of the business while for the domestic segment a target financial structure was assumed in line with the average of the European telephone incumbents, including Telecom Italia itself;

•

the Beta coefficient was arrived at by using the Beta coefficients of the European telephone incumbents, including Telecom Italia itself, adjusted to take into account the financial structure (beta coefficient of the domestic segment = 1.25); International Wholesale = 0.74 (unlevered beta);

•

for the domestic segment, reference for comparison purposes was made to the weighted average cost of capital (WACC) identified by the analysts who follow Telecom Italia stock in their reports published after the presentation of the Group’s business plan 2012-2014 and up to March 1, 2012.

Since there is a direct correlation between the cost of capital used by the analysts and the long-term growth rate (g) projected to estimate the terminal value, the comparison was also made on the capitalization rates (WACC-g). In particular, the capitalization rate (WACC-g) of the domestic segment was set equal to the median of the rate used by the analysts in the reports published after the presentation of the business plan 2012-2014 and up to March 1, 2012. Such rate expresses an implicit growth rate in the terminal value (g) equal to 0%. Since the growth rate in the terminal value is in relation to the level of capital expenditures (capex) necessary to sustain such growth, for purposes of the estimate of the earnings flow to be capitalized a level of capital expenditures (capex/revenues) was considered in line with the medium of the analysts (equal to 16.23%).

On the basis of these elements, the weighted average cost of capital and the capitalization rate (WACC-g) have been estimated for each CGU as follows:

Telecom Italia S.p.A. domestic segment		International Wholesale
	%	%
WACC post-tax	8.90	9.36
WACC post-tax – g	8.90	9.36
WACC pre-tax	12.91	13.77
WACC pre-tax – g	12.91	13.77

The differences between the values in use and the carrying amounts at December 31, 2011 is as follows:

(millions of euros)	Telecom Italia S.p.A. domestic segment	International Wholesale

Difference between values in use and carrying amounts	-4,125	-66

Since the difference between the value in use and the carrying amount relating to International Wholesale was reflected in the impairment loss on the investment in Telecom Italia Sparkle S.p.A. recorded in 2011 (please refer to the Note (“Income (expenses) from investments”), the goodwill impairment charge refers solely to the difference between the value in use and the carrying amount of the domestic segment of Telecom Italia (-4,125,000 thousand euros).

On preparation of the annual financial statements, Telecom Italia S.p.A. repeated the impairment test that had been carried out in the first half of 2011 that led to the recognition in the merger statement of financial position at June 30, 2011 of an impairment loss of -1,251,000 thousand euros on the domestic segment of Telecom Italia S.p.A.; in light of the difference between the value in use and the carrying amount, indicated above, a further impairment loss was recognized for -4,125,000 thousand euros over and above the amount recorded in the first half of 2011.

Note 4 – Intangible assets with a finite useful life

Intangible assets with a finite useful life increased 895,003 thousand euros compared to December 31, 2010. The composition and movements are as follows:

(thousands of euros)	12/31/2009	Contribution of business to SSC	Additions	Amortization	Impairment (losses)/ reversals	Disposals	Other changes	12/31/2010

Industrial patents and intellectual property rights	1,922,510	(7,327)	770,975	(1,290,710)	-	(1,122)	426,716	1,821,042
Concessions, licenses, trademarks and similar rights	1,762,819	-	8,472	(148,342)	-	-	17,389	1,640,338
Other intangible assets	148,339	-	174,391	(157,534)	-	-	(2)	165,194
Work in progress and advance payments	516,431	-	276,362	-	(4,500)	(621)	(444,364)	343,308
Total	4,350,099	(7,327)	1,230,200	(1,596,586)	(4,500)	(1,743)	(261)	3,969,882

(thousands of euros)	12/31/2010	Additions	Amortization	Impairment (losses)/ reversals	Disposals	Capitalized borrowing costs	Other changes	12/31/2011

Industrial patents and intellectual property rights	1,821,042	744,762	(1,136,578)	-	(190)	-	196,910	1,625,946
Concessions, licenses, trademarks and similar rights	1,640,338	12,913	(149,127)	-	(14)	-	832	1,504,942
Other intangible assets	165,194	192,823	(180,549)	-	-	-	(782)	176,686
Work in progress and advance payments	343,308	1,399,840	-	-	(2,423)	12,216	(195,630)	1,557,311
Total	3,969,882	2,350,338	(1,466,254)	-	(2,627)	12,216	1,330	4,864,885

Additions in 2011 total 2,350,338 thousand euros and include 115,254 thousand euros of internally generated assets (154,878 thousand euros at December 31, 2010, decreasing 39,624 thousand euros principally as a result of the absence of the capitalizations of the IT segment which was contributed in 2010 to the subsidiary SSC).

The increase of 1,120,138 thousand euros in the additions column compared to 2010 (equal to 1,230,200 thousand euros) is connected with the acquisition of user rights for the 800, 1800 and 2600 MHz frequencies to be used for broadband mobile communication services, for a total amount of 1,222,510 thousand euros. This follows the participation in the auction for assignment of the frequencies by the Ministry of Economic Development which took place in the second half of the year. The user rights, formally awarded on October 3, 2011, were assigned definitively in February 2012.

The amortization charge for intangible assets decreased 130,332 thousand euros compared to 2010 owing to the reduction in amortizable assets.

Industrial patents and intellectual property rights consist mostly of software (divided mainly between applications software and plant operation software), purchased outright and user license rights acquired for an indefinite period of time, amortized over the period of useful benefit, estimated in three years, with the exception of patents which are amortized over five years. This line item decreased by 195,096 thousand euros compared to December 31, 2010 since the additions and the assets which came into use during the year are lower in total than the amortization charge.

Concessions, licenses, trademarks and similar rights mainly refer to the unamortized cost of licenses for mobile and fixed telecommunications services. This line item decreased 135,396 thousand euros compared to December 31, 2010. Details of the licenses are as follows:

Type of license	The net carrying amount at 12/31/2011 (thousands of euros)	Amortization period in years	Amortization charge for 2011 (thousands of euros)

UMTS	1,342,788	18	134,279
UMTS 2100 MHz	73,617	12	7,362
Wireless Local Loop	5,593	15	1,119
WiMax	10,511	15	921

Other intangible assets mainly include the capitalization of subscriber acquisition costs (SAC) of the Business and Consumer segments in the mobile telephony area; the unamortized cost is 150,512 thousand euros at December 31, 2011 (131,817 thousand euros at December 31, 2010). The amortization of these capitalized costs – equal to 166,241 thousand euros - is generally taken over a 24-month period, corresponding to the minimum duration of the contracts signed with the clientele.

Other intangible assets also include expenses (mainly entrance fees and charges for goodwill) incurred in connection with the start of the “stores project”. The scope of the project aims to renovate the layout of the direct and indirect points-of-sale and to increase the number of franchised and owned stores. The project also calls for the switch-over from “Centro TIM/Alice” and “Il Telefonino/Alice” signs to TIM signs only. The unamortized cost at December 31, 2011 is 25,876 thousand euros and the amortization of these costs – equal to 14,276 thousand euros – is being amortized over a period of three years, corresponding to the minimum duration of the dealer agreements.

Work in progress and advance payments increased 1,214,003 thousand euros following the acquisition of the user rights for the 800, 1800 and 2600 MHz mobile frequencies and also borrowing costs capitalized for 12,216 thousand euros since they are directly chargeable to the acquisition and because the time period necessary to ready the asset for use is more than 12 months. The interest rate used for the capitalization of the borrowing costs is between 5.3% and 6%. Such costs are deducted directly from “Other finance expenses”.

Amortization and impairment losses are recorded in the separate income statement as components of the operating result.

Gross carrying amount, accumulated impairment losses and accumulated amortization at December 31, 2011 and 2010 can be summarized as follows:

	12/31/2011
(thousands of euros)	Gross carrying amount	Accumulated impairment losses	Accumulated amortization	Net carrying amount

Industrial patents and intellectual property rights	9,806,184	(6,765)	(8,173,473)	1,625,946
Concessions, licenses, trademarks and similar rights	2,624,962	-	(1,120,020)	1,504,942
Other intangible assets	367,602	-	(190,916)	176,686
Work in progress and advance payments	1,565,880	(8,569)	-	1,557,311
Total	14,364,628	(15,334)	(9,484,409)	4,864,885

	12/31/2010
(thousands of euros)	Gross carrying amount	Accumulated impairment losses	Accumulated amortization	Net carrying amount

Industrial patents and intellectual property rights	10,576,929	(6,765)	(8,749,121)	1,821,043
Concessions, licenses, trademarks and similar rights	2,611,442	-	(971,105)	1,640,337
Other intangible assets	347,718	-	(182,524)	165,194
Work in progress and advance payments	351,939	(8,631)	-	343,308
Total	13,888,028	(15,396)	(9,902,750)	3,969,882

Gross disposals were recorded in Industrial patents and intellectual property rights for the elimination or rewriting of software for applications or plant operation for 1,720,561 thousand euros.

Other classes comprise gross disposals recorded in Other intangible assets for 174,384 thousand euros for completely amortized subscriber acquisition costs and also gross disposals posted in Concessions, licenses, trademarks and similar rights for 440 thousand euros. In this regard, in December 2011, certain trademarks and patents (for net disposal amounts, respectively, of 236 thousand euros and 1,162 thousand euros) were contributed to the subsidiary Olivetti S.p.A., which had already previously used them, in exchange for a capital increase of 16,190 thousand euros, supported by a specific appraisal, with recognition of a net gain of 14,792 thousand euros.

Note 5 – Tangible assets (owned and under finance leases)

Property, plant and equipment owned

Property, plant and equipment owned decreased 497,510 thousand euros compared to December 31, 2010. The composition and movements during the year are as follows:

(thousands of euros)	12/31/2009	Contribution of business to SSC	Additions	Depreciation (*)	Impairment (losses)/ reversals	Disposals	Other changes	12/31/2010

Land	121,685	-	20	-	-	(100)	(63)	121,542
Buildings (civil and industrial)	403,298	-	2,694	(39,493)	-	(2,183)	39,808	404,124
Plant and equipment	9,499,147	-	1,316,774	(2,214,861)	-	(8,795)	195,683	8,787,948
Manufacturing and distribution equipment	27,617	-	6,103	(10,796)	-		2,379	25,303
Other	341,887	(13,964)	67,682	(137,156)	-	(138)	45,567	303,878
Construction in progress and advance payments	490,545	-	335,328	-	(4,044)	(1,173)	(239,787)	580,869
Total	10,884,179	(13,964)	1,728,601	(2,402,306)	(4,044)	(12,389)	43,587	10,223,664

(*)

The depreciation charge does not take into account the adjustments to the Provision for restoration costs for a total amount of 7,642 thousand euros

(thousands of euros)	12/31/2010	Additions	Depreciation (*)	Impairment (losses)/ reversals	Disposals	Other changes	12/31/2011

Land	121,542	22	-	-	(314)	(1,987)	119,263
Buildings (civil and industrial)	404,124	3,229	(41,253)	-	(247)	17,986	383,839
Plant and equipment	8,787,948	1,374,106	(2,036,027)	-	(23,494)	340,234	8,442,767
Manufacturing and distribution equipment	25,303	3,396	(11,568)	-	(105)	8,668	25,694
Other	303,878	80,120	(123,217)	-	(314)	38,090	298,557
Construction in progress and advance payments	580,869	269,917	-	(3,650)	(2,656)	(388,446)	456,034
Total	10,223,664	1,730,790	(2,212,065)	(3,650)	(27,130)	14,545	9,726,154

(*)

The depreciation charge does not take into account the adjustments to the Provision for restoration costs for a total amount of 240 thousand euros

Land includes both built-up land (with buildings or light constructions) and other land (on which various building works stand that are not recorded in the cadastre, such as pylons, building podia, etc.) In this regard, land, including land pertaining to buildings, is not depreciated. The amount has remained basically unchanged compared to December 31, 2010 (-2,279 thousand euros).

Buildings (civil and industrial) almost exclusively include buildings for industrial use hosting telephone exchanges or for office use and light constructions (referring to constructions built with light structures and walls). This line item also includes some civil buildings (that is, registered as residences), for a marginal amount of 1,033 thousand euros. Changes during the year refer to the reclassification of buildings under finance leases to owned buildings for a building that was purchased at the end of the finance lease in 2011 for 12,095 thousand euros.

Plant and equipment includes all those structures used for the functioning of voice and data telephone traffic. They refer to the entire company infrastructure and are divided into macro categories comprising switching, power supply systems, access and carrier networks in copper and fiber, fixed-line and mobile transmission equipment, base transceiver stations and also telephone systems for termination used by the different clientele segments. Plant and machinery decreased 345,181 thousand euros owing principally to the depreciation charge which was higher than additions during the year.

Manufacturing and distribution equipment consists of instruments and equipment used for the running and maintenance of plant and equipment; the amount is more or less unchanged compared to December 31, 2010.

Other is mostly made up of hardware for the functioning of the Data Centers and for work stations, furniture and fixtures and, to a minimal extent, transport vehicles and office machines.

Construction in progress and advance payments refer to the internal and external costs incurred for the acquisition and internal production of tangible assets, which are not yet in use. The balance decreased by 124,835 thousand euros owing to a higher amount of assets which came into use during the year as compared to new investments during the year. Moreover, impairment losses were recorded for 3,650 thousand euros to adjust to estimated realizable value both network materials no longer usable and telephone systems in the process of being replaced with new technologically advanced materials.

Additions in 2011, include 246,525 thousand euros of internally generated assets (232,865 thousand euros in 2010, with an increase of 13,660 thousand euros), basically the same as in 2010 (1,728,601 thousand euros).

The depreciation of owned tangible assets in 2011 is 182,840 thousand euros lower than in 2010. The reduction is due to a lower amount of depreciable assets which is partly due to a drop in investments over the last few years and partly to the full depreciation of assets purchased during the heavy investment years of the ‘90s. The assets most involved are the underground network (-107,000 thousand euros), switching (-27,000 thousand euros) and assets for rent (-48,000 thousand euros).

Depreciation is calculated using the straight-line method over the remaining useful lives of the assets in accordance with the depreciation plan approved in 2006 and confirmed/modified annually in applying the useful lives by single class of fixed asset. The effects of any changes in the useful life are recognized in the separate income statement prospectively.

Depreciation for the years 2011 and 2010 is calculated on a straight-line basis over the estimated useful lives of the assets according to the following minimum and maximum rates:

Buildings (civil and industrial)	3.33%
Plant and equipment	3% - 50%
Manufacturing and distribution equipment	20%
Other	11% - 33%

Gross carrying amount, accumulated impairment losses and accumulated depreciation at December 31, 2011 and 2010 can be summarized as follows:

	12/31/2011
(thousands of euros)	Gross carrying amount	Accumulated impairment losses	Accumulated depreciation	Net carrying amount

Land	119,791	(528)	-	119,263
Buildings (civil and industrial)	1,275,401	(1,296)	(890,266)	383,839
Plant and equipment	55,979,421	(4,930)	(47,531,724)	8,442,767
Manufacturing and distribution equipment	187,977	-	(162,283)	25,694
Other	2,407,243	(2,184)	(2,106,502)	298,557
Construction in progress and advance payments	456,898	(864)	-	456,034
Total	60,426,731	(9,802)	(50,690,775)	9,726,154

	12/31/2010
(thousands of euros)	Gross carrying amount	Accumulated impairment losses	Accumulated depreciation	Net carrying amount

Land	122,307	(765)	-	121,542
Buildings (civil and industrial)	1,228,936	(1,296)	(823,516)	404,124
Plant and equipment	55,196,466	(4,930)	(46,403,588)	8,787,948
Manufacturing and distribution equipment	246,933	-	(221,630)	25,303
Other	2,405,753	(2,184)	(2,099,691)	303,878
Construction in progress and advance payments	581,733	(864)	-	580,869
Total	59,782,128	(10,039)	(49,548,425)	10,223,664

The disposals recorded in 2011 for a gross amount of 1,131,276 thousand euros mainly regarded fully depreciated assets mostly in the plant and equipment class (932,203 thousand euros).

The disposals generated losses of 25,630 thousand euros and gains of 2,483 thousand euros recorded in the separate income statement. In particular, the losses for the year refer to retirements of tangible assets mainly on account of the reconfiguration of the mobile network sites (11,279 thousand euros), mobile network plant obsolescence (6,318 thousand euros) and completed and abandoned sites (4,703 thousand euro).

In 2011, accumulated impairment losses decreased 237 thousand euros due to the disposal of land written down.

Assets held under finance leases

Assets held under finance leases decreased 86,411 thousand euros compared to December 31, 2010. Details on the composition and movements are as follows:

(thousands of euros)	12/31/2009	Additions	Depreciation	(Impairment losses)/ reversals	Disposals	Other changes	12/31/2010

Buildings (civil and industrial)	1,245,354	19,248	(109,781)	-	(3,399)	(26,742)	1,124,680
Plant and equipment	-	-	-	-	-	-	-
Other	6,607	9,972	(6,197)	-	-	601	10,983
Construction in progress and advance payments	42,859	30,016	-	-	-	(31,275)	41,600
Total	1,294,820	59,236	(115,978)	-	(3,399)	(57,416)	1,177,263

(thousands of euros)	12/31/2010	Additions	Depreciation	(Impairment losses)/ reversals	Disposals	Other changes	12/31/2011

Buildings (civil and industrial)	1,124,680	23,134	(110,133)	-	(58)	3,943	1,041,566
Plant and equipment	-	-	-	-	-	-	-
Other	10,983	7,296	(4,565)	-	-	-	13,714
Construction in progress and advance payments	41,600	10,009	-	-	-	(16,037)	35,572
Total	1,177,263	40,439	(114,698)	-	(58)	(12,094)	1,090,852

Other changes refer to the above-noted reclassification of buildings under finance leases to owned buildings for a building that was purchased at the end of the finance lease in 2011 for 12,095 thousand euros.

Buildings (civil and industrial) include buildings under long rent contracts and related building adaptations; Other comprises the capitalization of finance leases on hardware of the Data Centers and Olivetti copiers.

Depreciation and impairment losses are recorded in the income statement as components of the operating result.

Gross carrying amount, accumulated impairment losses and accumulated depreciation at December 31, 2011 and 2010 can be summarized as follows:

	12/31/2011
(thousands of euros)	Gross carrying amount	Accumulated impairment losses	Accumulated depreciation	Net carrying amount

Buildings (civil and industrial)	2,040,597	(27,311)	(971,720)	1,041,566
Plant and equipment	-	-	-	-
Other	86,729	-	(73,015)	13,714
Construction in progress and advance payments	35,572	-	-	35,572
Total	2,162,898	(27,311)	(1,044,735)	1,090,852

	12/31/2010
(thousands of euros)	Gross carrying amount	Accumulated impairment losses	Accumulated depreciation	Net carrying amount

Buildings (civil and industrial)	2,039,799	(27,311)	(887,808)	1,124,680
Plant and equipment	-	-	-	-
Other	79,433	-	(68,450)	10,983
Construction in progress and advance payments	41,600	-	-	41,600
Total	2,160,832	(27,311)	(956,258)	1,177,263

At December 31, 2011 and 2010, lease payments due in future years and their present value are as:

	12/31/2011		12/31/2010
(thousands of euros)	Minimum lease payments	Present value of minimum lease payments	Minimum lease payments	Present value of minimum lease payments

Within 1 year	238,440	222,048	239,238	231,897
From 2 to 5 years	858,393	608,206	759,208	587,837
Beyond 5 years	1,048,564	449,443	1,098,478	573,248
Total	2,145,397	1,279,697	2,096,924	1,392,982

(thousands of euros)	12/31/2011	12/31/2010

Future net minimum lease payments	2,145,397	2,096,924
Interest portion	(895,700)	(703,942)
Present value of lease payments	1,279,697	1,392,982
Finance lease liabilities(1)	1,540,291	1,648,345
Financial receivables for lease contracts(2)	(260,594)	(255,363)
Total net finance lease liabilities	1,279,697	1,392,982

(1)

These include financial payables to Teleleasing of 281,706 thousand euros (307,427 thousand euros at December 31, 2010) for direct and indirect lease transactions.

(2)

These refer to the present value of installments receivable from customers on direct and indirect lease transactions with Teleleasing, net of the relative provision for writedowns.

At December 31, 2011, the inflation adjustment to ISTAT revalutation of lease payments was 28,332 thousand euros (25,277 thousand euros at December 31, 2010).

Note 6 – Investments

Investments decreased 387,583 thousand euros compared to December 31, 2010 and include:

(thousands of euros)	12/31/2011	of which IAS 39 Financial Instruments	12/31/2010	of which IAS 39 Financial Instruments

Subsidiaries	9,357,242		9,737,814
Associates and joint ventures	23,817		25,709
Other companies	34,713	34,713	39,832	39,832
Total	9,415,772	34,713	9,803,355	39,832

Further details on Financial Instruments are provided in the Note “Supplementary disclosure on financial instruments”.

Movements during 2011 for each investment and the corresponding amounts at the beginning and end of the year are reported below. The list of investments in subsidiaries, associates and joint ventures at December 31, 2011 is presented in compliance with article 2427 of the Italian Civil Code and reported in the Note “List of investments in subsidiaries, associates and joint ventures. “List of investments in subsidiaries, associates and joint ventures”.

Investments

(thousands of euros)	Carrying amount at 12/31/2010	Changes during the year					Carrying amount at 12/31/2011
		Acquisitions / Subscriptions/ Payments to cover losses	Disposals / Reimbur-sements	Impairment losses / Reversals / fair value adjustments	Other changes and reclassifications (*)	Total changes

Investments in subsidiaries
ADVALSO	7	-	-	-	5	5	12
EMSA SERVIZI (in liquidation)	5,000	-	-	-	-	-	5,000
HR SERVICES	511	-	-	-	10	10	521
IT TELECOM	8,473	-	-	-	3	3	8,476
LOQUENDO	3,244	-	(12,856)	-	9,612	(3,244)	-
MATRIX	164,132	-	-	(130,381)	(3,834)	(134,215)	29,917
MEDITERRANEAN NAUTILUS ITALY	2	-	-	-	1	1	3
OFI CONSULTING	35,109	-	-	-	-	-	35,109
OLIVETTI GESTIONI IVREA	375	-	-	-	-	-	375
OLIVETTI I-JET	44	-	-	-	24	24	68
OLIVETTI MULTISERVICES	40,405	-	-	-	1	1	40,406
OLIVETTI	58,982	4,000	-	(36,067)	16,259	(15,808)	43,174
PATH.NET	7,761	-	-	-	9	9	7,770
SAIAT	34,743	-	-	-	-	-	34,743
SHARED SERVICE CENTER	5,559	10,000	-	(3,389)	160	6,771	12,330
SOFORA TELECOMUNICACIONES SA	1	-	-	-	-	-	1
TECNO SERVIZI MOBILI	53	-	-	-	-	-	53
TECO SOFT ARGENTINA (in liquidation)	-	45	-	(45)	-	-	-
TELECOM ITALIA AUDIT AND COMPLIANCE SERVICES	2,346	500	-	-	40	540	2,886
TELECOM ITALIA CAPITAL	2,388	-	-	-	-	-	2,388
TELECOM ITALIA DEUTSCHLAND HOLDING	58,858	-	-	(13,038)	-	(13,038)	45,820
TELECOM ITALIA INTERNATIONAL	6,835,705	-	-	-	-	-	6,835,705
TELECOM ITALIA LATAM PARTICIPACOES E GESTAO ADMINISTRATIVA	3,890	-	-	(3,890)	-	(3,890)	-
TELECOM ITALIA MEDIA	221,339	-	-	(45,334)	30	(45,304)	176,035
TELECOM ITALIA MEDIA BROADCASTING	2	-	-	-	1	1	3
TELECOM ITALIA SAN MARINO	-	-	-	-	-	-	-
TELECONTACT CENTER	537	8,000	-	(1,161)	34	6,873	7,410
TELENERGIA	50	-	-	-	-	-	50
TELSY	14,515	-	-	-	2	2	14,517
INVERSIONES MILANO-TIERRA ARGENTEA	-	4,609	-	-	-	4,609	4,609
TELECOM ITALIA FINANCE	1,448,390	-	-	-	-	-	1,448,390
TELECOM ITALIA SPARKLE	784,893	-	-	(198,600)	78	(198,522)	586,371
TLC COMMERCIAL SERVICES	500	14,600	-	-	-	14,600	15,100
	9,737,814	41,754	(12,856)	(431,905)	22,435	(380,572)	9,357,242

(*)

The column "Other changes and reclassification” includes:

a) 35 thousand euros as the fair value of free Telecom Italia ordinary share rights granted to resources in key positions, employees or collaborators of Telecom Italia Group companies under the "Performance Share Granting" 2008-2011 (PSG) Plan;

b) 2 thousand euros as the fair value of free Telecom Italia ordinary share rights granted to employees of Telecom Italia Group companies under the "Long Term Incentive" 2010-2015 (LTI) Plan;

c) 25 thousand euros as the fair value of free Telecom Italia ordinary share rights granted to employees of Telecom Italia Group companies under the "Long Term Incentive" 2011 (LTI) Plan;

d) 432 thousand euros as the fair value of the bonus shares on Telecom Italia ordinary shares subscribed by employees of Telecom Italia Group companies under the "Broad-based Employee Share Ownership Plan” 2010-2014 (PAD).

(thousands of euros)	Carrying amount at 12/31/2010	Changes during the year					Carrying amount at 12/31/2011
		Acquisitions / Subscriptions/ Payments to cover losses	Disposals / Reimbursements	Impairment losses / Reversals / fair value adjustments	Other changes and reclassifications (*)	Total changes

Investments in associates and joint ventures
AREE URBANE (in liquidation)	-	-	-	-	-	-	-
ASSCOM INSURANCE BROKERS	20	-	-	-	-	-	20
Consorzio CRIAI (in liquidation)	203	-	-	(203)	-	(203)	-
IM.SER	40	-	-	-	-	-	40
NORDCOM	2,143	-	-	-	-	-	2,143
TIGLIO I	22,248	-	-	(1,626)	-	(1,626)	20,622
TIGLIO II	589	-	-	(37)	-	(37)	552
Consorzio EO (in liquidation)	-	-	-	-	-	-	-
Consorzio Scuola Superiore Alta Formazione Università Federico II (in liquidation)	21	-	-	-	-	-	21
Consorzio TEMA.MOBILITY	419	-	-	-	-	-	419
Consorzio TURISTEL (in liquidation)	26	-	-	(26)	-	(26)	-
	25,709	-	-	(1,892)	-	(1,892)	23,817

(thousands of euros)	Carrying amount at 12/31/2010	Changes during the year					Carrying amount at 12/31/2011
		Acquisitions / Subscriptions/ Payments to cover losses	Disposals / Reimbursements	Impairment losses / Reversals / fair value adjustments	Other changes and reclassifications (*)	Total changes

Investments in other companies
ASSICURAZIONI GENERALI (**)	2,684	-	-	(520)	-	(520)	2,164
BANCA UBAE	1,898	-	-	-	-	-	1,898
FIN. PRIV.(**)	14,393	-	-	(4,668)	-	(4,668)	9,725
IST. ENCICLOPEDIA ITALIANA G. TRECCANI	3,832	-	-	-	-	-	3,832
ISTITUTO EUROPEO DI ONCOLOGIA	2,116	-	-	-	-	-	2,116
SIA	11,278	-	-	-	-	-	11,278
Other minor investments	3,631	3	(13)	(2)	81	69	3,700
	39,832	3	(13)	(5,190)	81	(5,119)	34,713
Total Investments	9,803,355	41,757	(12,869)	(438,987)	22,516	(387,583)	9,415,772

(**)

Investments measured at fair value.

Note 7 – Financial assets (non-current and current)

Financial assets (non-current and current) are composed as follows:

(thousands of euros)		12/31/2011	12/31/2010

Non-current financial assets
Financial receivables and other non-current financial assets:
Financial receivables from subsidiaries		109,021	100,062
Financial receivables from associates and joint ventures		-	-
Financial receivables from other related parties		-	-
Financial receivables for lease contracts		150,783	192,220
Receivables from employees		36,275	39,405
Hedging derivatives relating to hedged items classified as non-current assets/liabilities of a financial nature		633,965	450,270
Non-hedging derivatives		1,945,857	1,302,547
Other financial receivables		1,224	1,359
Prepaid expenses		13,918	13,510
Total non-current financial assets	(a)	2,891,043	2,099,373
Current financial assets
Securities other than investments
Held for trading		-	-
Held-to-maturity		-	-
Available-for-sale		863,892	1,159,108
		863,892	1,159,108
Financial receivables and other current financial assets
Financial receivables for lease contracts		109,811	63,144
Receivables from employees		7,621	14,098
Hedging derivatives relating to hedged items classified as current assets/liabilities of a financial nature		160,765	240,509
Non-hedging derivatives		188,524	273,220
Financial receivables from subsidiaries		9,685	9,932
Financial receivables from associates and joint ventures		182	5
Other financial receivables		1,118	999
Prepaid expenses		660	429
		478,366	602,336
Cash and cash equivalents		1,595,287	2,763,052
Total current financial assets	(b)	2,937,545	4,524,496
Total non-current and current financial assets	(c)=(a+b)	5,828,588	6,623,869
Further details on Financial Instruments are provided in the Note “Supplementary disclosure on financial instruments”.

Financial receivables from subsidiaries primarily refer to the loans granted to TLC Commercial Service for 9,000 thousand euros and to Telecom Italia Media for 100,000 thousand euros. The latter loan was in turn secured by Telecom Italia S.p.A. from Banca Europea degli Investimenti (BEI) under an investment program aimed at expanding the digital terrestrial network infrastructures; it will be repaid by December 31, 2013.

Financial receivables for lease contracts refer to:

•

indirect contracts, that is, lease contracts negotiated directly by Teleleasing with Telecom Italia customers and of which Telecom Italia is the guarantor; in particular:

—

the non-current portion is equal to 141,747 thousand euros (182,662 thousand euros at December 31, 2010), of which 136,127 thousand euros refers to receivables due between the second and fifth year (176,143 thousand euros at December 31, 2010) and 5,620 thousand euros for receivables due beyond the fifth year (6,519 thousand euros in 2010);

—

the current portion of these contracts is equal to 102,690 thousand euros (50,552 thousand euros at December 31, 2010);

•

direct contracts, that is, lease contracts with the rendering of accessory services under the “full rent” formula; in particular:

—

the non-current portion is equal to 9,036 thousand euros (9,558 thousand euros at December 31, 2010), of which 8,087 thousand euros refers to receivables due between the second and fifth year (8,553 thousand euros at December 31, 2010) and 949 thousand euros for receivables due beyond the fifth year (1,005 thousand euros at December 31, 2010);

—

the current portion of these contracts is 7,121 thousand euros (12,592 thousand euros at December 31, 2010).

Receivables from employees (current and non-current) refer to the remaining amount due on loans granted.

Hedging derivatives total 794,730 thousand euros (690,779 thousand euros at December 31, 2010) and relate to:

•

hedged items classified in non-current assets/liabilities of a financial nature which refer to the mark-to-market component (633,965 thousand euros) and include cash flow hedges and fair value hedges put into place with Telecom Italia Finance S.A. (289,178 thousand euros);

•

hedged items classified in current assets/liabilities of a financial nature (160,765 thousand euros), mainly consisting of prepaid expenses on derivatives and include cash flow hedges and fair value hedges put into place with Telecom Italia Finance S.A. (41,737 thousand euros).

Non-hedging derivatives total 2,134,381 thousand euros (1,575,767 thousand euros at December 31, 2010) and include the measurement of transactions which Telecom Italia S.p.A. carries out on behalf of companies of the Group in its exclusive role as the centralized treasury function. This item is offset in full by the corresponding item classified in non-current financial liabilities. In particular, non-hedging derivatives relate to:

•

items classified in non-current assets (1,945,857 thousand euros) and include derivatives put into place with Banca Intesa (228,221 thousand euros), the Mediobanca group (29,772 thousand euros) and Telecom Italia Capital S.A. (281,589 thousand euros);

•

items classified in current assets (188,524 thousand euros) and include derivatives put into place with Banca Intesa (26,549 thousand euros), the Mediobanca group (811 thousand euros), Telecom Italia Capital S.A. (77,323 thousand euros) and Telecom Italia Finance S.A. (424 thousand euros).

Further details are provided in the Note “Derivatives”.

Securities other than investments classified as available-for-sale due beyond three months are recorded at market value and consist of Italian treasury bonds. Such securities, which in accordance with Consob Communication DEM/11070007 of August 5, 2011 represent investments in “sovereign debt securities”, have been purchased in accordance with the “Guideline policy for liquidity investments using financial instruments” adopted by the Telecom Italia Group in July 2009.

Cash and cash equivalents decreased 1,167,765 thousand euros compared to December 31, 2010. The composition is as follows:

(thousands of euros)	12/31/2011	12/31/2010

Liquid assets with banks, financial institutions and post offices	1,513,905	2,751,813
Checks, cash and other receivables and deposits for cash flexibility	678	694
Receivables from subsidiaries	80,704	10,545
Total	1,595,287	2,763,052

The different technical forms used for the investment of liquidity as of December 31, 2011 can be analyzed as follows:

•

maturities: all deposits have a maximum maturity date of three months;

•

counterpart risks: deposits have been made with leading high-credit-quality banks and financial institutions with a rating of at least A-;

•

country risk: deposits have been made mainly in major European financial markets.

Note 8 – Miscellaneous receivables and other non-current assets

Miscellaneous receivables and other non-current assets increased 32,979 thousand euros compared to December 31, 2010. They include:

(thousands of euros)	12/31/2011	of which IAS 39 Financial Instruments	12/31/2010	of which IAS 39 Financial Instruments

Miscellaneous receivables and other non-current assets:
Miscellaneous receivables from subsidiaries	192		8,767
Miscellaneous receivables from associates	-	-	15,400	15,400
Other receivables	5,232	5,232	5,260	5,228
Medium/long-term prepaid expenses	539,788		482,806
Total	545,212	5,232	512,233	20,628

Further details on Financial Instruments are provided in the Note “Supplementary disclosure on financial instruments”.

In particular, Medium/long-term prepaid expenses relate to the deferral of costs in connection with the activation of new contracts.

Note 9 – Income taxes

Current income tax receivables

Current income tax receivables amount to 329 thousand euros at December 31, 2011 (226 thousand euros at December 31, 2010).

Deferred tax assets and deferred tax liabilities

The net balance is composed as follows:

(thousands of euros)	12/31/2011	12/31/2010

Deferred tax assets	882,105	918,071
Deferred tax liabilities	(800)	(1,190)
Total	881,305	916,881

Since the presentation of deferred tax assets and liabilities in the financial statements takes account of offsets to the extent that such offsets are legally enforceable, the composition of the gross amounts is presented below:

(thousands of euros)	12/31/2011	12/31/2010

Deferred tax assets	991,264	1,018,058
Deferred tax liabilities	(109,959)	(101,177)
Total	881,305	916,881

Upon presentation of the tax return for the year 2008, the company took advantage of the possibility of realigning the differences between the IAS financial statements associated with transactions that fall under the “derivation regime” and the tax amounts at January 1, 2009, pursuant to Legislative Decree 185 of November 29, 2008; this realignment - which involves the reabsorption of the relative net deductible temporary differences in equal amounts over five years from 2009 to 2013 – will result in an absorption of net deferred tax assets of approximately 60 million euros per year. At December 31, 2011, the related unused tax credit was 129 million euros (193 million euros at December 31, 2010).

The temporary differences which make up this line item at December 31, 2011 and 2010, as well as the movements during 2011, are the following:

(thousands of euros)	12/31/2010	Recognized in profit or loss	Recognized in equity	Other changes	12/31/2011

Deferred tax assets:
Provisions for pension fund integration Law 58/92	38,983	(20,204)			18,779
Provisions for risks and charges	162,487	(34,851)			127,636
Provision for bad debts	193,028	11,536			204,564
Derivatives	245,823		112,300		358,123
Capital grants	12,588	(4,876)			7,712
Taxed depreciation and amortization	140,196	(5,515)		997	135,678
Other deferred tax assets	31,858	(21,816)			10,042
Unused tax credit (realignment, Leg. Decree 185/08)	193,095	(64,365)			128,730
Total	1,018,058	(140,091)	112,300	997	991,264
Deferred tax liabilities:
Accelerated depreciation	(22,606)	(5,277)			(27,883)
Deferred gains	(4,238)	2,463			(1,775)
Discounting of provision for employee severance indemnities	(27,910)	(44)			(27,954)
Derivatives	(6,039)		(10,701)		(16,740)
Other deferred tax liabilities	(40,384)	4,777			(35,607)
Total	(101,177)	1,919	(10,701)		(109,959)
Total net deferred tax assets (liabilities)	916,881	(138,172)	101,599	997	881,305

The expirations of Deferred tax assets and Deferred tax liabilities at December 31, 2011 are as follows:

(thousands of euros)	Within 1 year	Beyond 1 year	Total at 12/31/2011

Deferred tax assets	366,976	624,288	991,264
Deferred tax liabilities	(8,274)	(101,685)	(109,959)
Total Deferred tax assets and (liabilities)	358,702	522,603	881,305

At December 31, 2011, the Company has tax-suspended equity reserves of 2,760,038 thousand euros, subject to taxation in the event of distribution and/or utilization, on which deferred taxes have not been provided since their distribution or utilization is not foreseen.

Income tax payables

Income tax payables amount to 62,669 thousand euros, with an increase of 28,638 thousand euros compared to December 31, 2010. They are composed of the following:

•

59,830 thousand euros for the IRES tax liability arising from the national consolidated tax return for 2011, (carried by Telecom Italia S.p.A. as the consolidating entity);

•

2,839 thousand euros for IRAP payable for the year 2011.

The entire amount of income tax payables will be paid during 2012.

Income tax expense

The income tax expense for the years ended December 31, 2011 and 2010 is detailed as follows.

(thousands of euros)	2011	2010

IRAP taxes for current year	331,623	348,473
IRES taxes for current year	786,359	793,881
Expenses/(income) from tax consolidation	29,965	27,375
Current taxes of prior years	(93,113)	(83,784)
Total current taxes	1,054,834	1,085,945
Deferred income taxes	94,044	9,293
Deferred taxes of prior years	44,128	2,163
Total deferred taxes	138,172	11,456
Total income taxes for the year	1,193,006	1,097,401

The IRES tax rate was established by Law 244 of December 24, 2007 at 27.5%, effective January 1, 2008, while the IRAP tax rate was set at 3.9%.

The positive impact from current taxes of prior years (93,113 thousand euros) is due to lower taxes arising when the tax return was prepared as compared with the estimate recorded in the 2010 financial statements owing to a prudent interpretation of the tax laws in effect at that time; such effect is partly offset by higher deferred taxes of prior years (44,128 thousand euros).

The reconciliation between the theoretical tax charge, calculated on the basis of the IRES tax rate in effect at December 31, 2011 (27.5%), and the effective tax charge in the separate financial statements is as follows:

(thousands of euros)	2011	2010

Profit (loss) before tax	(2,378,250)	4,609,982
Taxes calculated at the theoretical tax rate	(654,019)	1,267,745
Income tax effect on increases (decreases) in variations:
dividends recognized in income	(68,132)	(648,014)
non-deductible depreciation, amortization and impairments	1,483,203	11,725
non-deductible impairments and losses on investments	120,868	154,456
non-taxable gains on investments and other income	(12,600)	-
non-deductible costs	11,490	8,405
Other	(7,071)	(32,910)
Effective income tax recognized in income statement, excluding IRAP	873,739	761,408
IRAP	319,267	335,993
Total effective income tax recognized in the separate income statement	1,193,006	1,097,401

For a better understanding of the above reconciliation, the Regional Income Tax (IRAP) tax has been shown separately so as to avoid any distorting effect arising from the fact that this tax is calculated on a tax basis other than pre-tax profit.

Note 10 – Inventories

Inventories amount to 125,418 thousand euros at December 31, 2011, increasing 13,289 thousand euros compared to December 31, 2010. They mainly consist of equipment, handsets and the relative accessories for fixed-line and mobile telecommunications.

In 2011, inventories were written down for 10,406 thousand euros mainly in reference to the adjustment to estimated realizable value of fixed and mobile equipment used for marketing purposes.

No inventories are pledged as collateral.

Note 11 – Trade and miscellaneous receivables and other current assets

Trade and miscellaneous receivables and other current assets decreased 225,917 thousand euros compared to December 31, 2010 and are composed of the following:

(thousands of euros)	12/31/2011	of which IAS 39 Financial Instruments	12/31/2010	of which IAS 39 Financial Instruments

Amounts due on construction contracts	48,486		35,136
Trade receivables:
Receivables from customers	2,687,942	2,687,942	2,800,952	2,800,952
Receivables from other telecommunications operators	1,200,381	1,200,381	1,243,679	1,243,679
Receivables from subsidiaries	159,477	159,477	193,637	193,637
Receivables from associates and joint ventures	35,504	35,504	37,267	37,267
Receivables from other related parties	60,512	60,512	71,390	71,390
Customer collections pending credit	18,215	18,215	24,779	24,779
	4,162,031	4,162,031	4,371,704	4,371,704
Miscellaneous receivables and other current assets:
Receivables from subsidiaries	31,226	673	42,963	176
Receivables from associates	-	-	7	1
Receivables from other related parties	61,687	61,687	52,418	52,414
Other receivables	393,057	176,293	376,669	155,850
Trade and miscellaneous prepaid expenses	350,052		393,559
	836,022	238,653	865,616	208,441
Total	5,046,539	4,400,684	5,272,456	4,580,145

Further details on Financial Instruments are provided in the Note “Supplementary disclosure on financial instruments”.

The ageing of financial instruments included in trade and miscellaneous receivables and other current assets at December 31, 2011 and December 31, 2010 is as follows:

Overdue:

(thousands of euros)	12/31/2011	Total current	Total overdue	0-90 days	91-180 days	181-365 days	More than 365 days

Trade and miscellaneous receivables and other current assets	4,400,684	3,200,248	1,200,436	242,813	156,032	168,862	632,729

Overdue:

(thousands of euros)	12/31/2010	Total current	Total overdue	0-90 days	91-180 days	181-365 days	More than 365 days

Trade and miscellaneous receivables and other current assets	4,580,145	3,470,008	1,110,137	201,707	108,600	142,960	656,870

The decrease in current receivables compared to December 31, 2010 (269,760 thousand euros) is mostly due to the trend of sales.

The increase in overdue receivables compared to December 31, 2010 (90,299 thousand euros) is in categories with fewer days overdue and, in particular, refers to credit positions regarded as having a low degree of uncollectibility. Instead, there is a decrease (24,141 thousand euros) in amounts overdue more than 365 days.

Trade receivables amount to 4,162,031 thousand euros (4,371,704 thousand euros at December 31, 2010) and are net of the provision for bad debts of 570,976 thousand euros (593,539 thousand euros at December 31, 2010).

Movements in the provision for bad debts are as follows:

(thousands of euros)	2011	2010

At January 1	593,539	602,103
Provision charges to the separate income statement	203,920	180,668
Utilization and decreases	(226,483)	(189,232)
At December 31	570,976	593,539

The provision for bad debts refers to writedowns of individual receivables for 256,074 thousand euros (334,962 thousand euros at December 31, 2010) and writedowns of overall receivables for 314,902 thousand euros (258,576 thousand euros at December 31, 2010). Provision charges for bad debts are recorded for specific credit positions that present an element of individual risk. On credit positions that do not present such characteristics, provision charges are recorded by customer segment according to the average uncollectibility estimated on the basis of statistics.

Receivables from customers stand at 2,687,942 thousand euros, decreasing 113,010 thousand euros compared to December 31, 2010.

Receivables from other telecommunication operators (1,200,381 thousand euros) are also lower (43,298 thousand euros) compared to December 31, 2010.

Receivables from subsidiaries amount to 159,477 thousand euros (decreasing 34,160 thousand euros compared to December 31, 2010) and mainly refer to TLC services rendered to 4GRetail (30,214 thousand euros), Telecom Italia Sparkle (30,749 thousand euros), Matrix (27,615 thousand euros), Shared Service Center (20,995 thousand euros) and the Tim Participações group (12,342 thousand euros).

Receivable from associates and joint ventures come to 35,504 thousand euros and particularly refer to Teleleasing (33,292 thousand euros) for the sale of TLC equipment and services.

Receivables from other related parties amount to 60,512 thousand euros and refer in particular to balances with the Intesa SanPaolo group (35,480 thousand euros) and the Generali group (16,463 thousand euros).

Miscellaneous receivables and other current assets stand at 836,022 thousand euros (865,616 thousand euros at December 31, 2010) and are net of a provision for bad debts of 102,320 thousand euros. Specifically, receivables from subsidiaries principally refer to credit positions connected with the Group VAT procedure and with Group income tax consolidation.

Receivables from other related parties refer to Intesa SanPaolo group, mainly for the sale of dealer receivables and for mobile equipment sales, carried out with Mediofactoring, a company in the Intesa SanPaolo group.

Trade and miscellaneous prepaid expenses principally pertain to the deferrals of costs referring to the activation of new contracts (239,514 thousand euros), building leases (64,794 thousand euros), rentals and maintenance (24,890 thousand euro) and insurance premiums (9,000 thousand euros).

Other receivables amount to 393,057 thousand euros (376,669 thousand euros at December 31, 2010). Details are as follows:

(thousands of euros)	12/31/2011	12/31/2010

Advances to suppliers	21,496	12,992
Receivables from employees	20,795	23,211
Tax receivables	38,013	36,961
Sundry receivables	312,753	303,505
Total	393,057	376,669

Tax receivables totaling 38,013 thousand euros mostly comprise credits resulting from tax returns, other taxes and also VAT receivable on the purchase of cars and related accessories for which refunds were requested under Legislative Decree 258/2006, converted with amendments by Law 278/2006.

Sundry receivables particularly include:

•

receivables from other factoring companies (83,880 thousand euros);

•

receivables for the Universal Service (52,607 thousand euros);

•

receivables from the Italian State and the European Union (23,417 thousand euros) for grants relating to research and training projects;

•

receivables from other TLC operators (120,389 thousand euros);

•

receivables from social security and assistance agencies (31,465 thousand euros).

Note 12 – Equity

Equity is composed as follows:

(thousands of euros)	12/31/2011	12/31/2010

Share capital issued	10,693,628	10,688,746
less: treasury shares	(20,720)	(20,720)
Share capital	10,672,908	10,668,026
Paid-in capital	1,703,974	1,697,292
Legal reserve	2,137,749	2,134,773
Other reserves:
Reserve L.D. 124/93 ex art. 13	391	391
Reserve D.P.R. 917/86 ex art. 74	5,750	5,750
Reserve for capital grants	602,259	602,259
Revaluation reserve ex Law 413/91	1,129	1,129
Reserve Law 266/2005 ex art. 1, para. 469 - Law 342/2000 ex art. 14	315,842	315,842
Other	2,169,346	2,435,360
Total other reserves	3,094,717	3,360,731
Retained earnings (accumulated losses), including profit (loss) for the year	2,927,572	7,703,045
Total	20,536,920	25,563,867

Movements in share capital during 2011 are presented in the following tables:

Reconciliation between the number of shares outstanding at December 31, 2010 and 2011

(number of shares of par value 0.55 euros)		At 12/31/2010	Shares issued for plans intended for employees	At 12/31/2011	% of capital share

Ordinary shares issued	(a)	13,407,963,078	8,876,296	13,416,839,374	69.01
less: treasury shares	(b)	(37,672,014)	-	(37,672,014)
Ordinary shares outstanding	(c)	13,370,291,064	8,876,296	13,379,167,360
Savings shares issued and outstanding	(d)	6,026,120,661	-	6,026,120,661	30.99
Total shares issued	(a+d)	19,434,083,739	8,876,296	19,442,960,035	100.00
Total shares outstanding	(c+d)	19,396,411,725	8,876,296	19,405,288,021

Reconciliation between the value of shares outstanding at December 31, 2010 and 2011

(thousands of euros)		Share capital at 12/31/2010	Change in share capital as a result of plans intended for employees	Share capital at 12/31/2011

Ordinary shares issued	(a)	7,374,380	4,882	7,379,262
less: treasury shares	(b)	(20,720)	-	(20,720)
Ordinary shares outstanding	(c)	7,353,660	4,882	7,358,542
Savings shares issued and outstanding	(d)	3,314,366	-	3,314,366
Total share capital issued	(a+d)	10,688,746	4,882	10,693,628
Total share capital outstanding	(c+d)	10,668,026	4,882	10,672,908

Share capital increased 4,882 thousand euros due to the effect of the issue of bonus shares under the “Broad-based Employee Share Ownership Plan 2010-2014”, approved by the shareholders’ meeting held on April 29, 2010. Further details are provided in the following paragraphs and in the Note “Equity compensation plans”.

The total amount of ordinary treasury shares at December 31, 2011 is 40,008 thousand euros and recorded as follows: the part relating to par value (20,720 thousand euros) is recognized as a deduction from share capital issued and the remaining part as a deduction from Other reserves.

Share capital structure

The ordinary and savings shares of the Company are also listed on the NYSE in the form of American Depositary Shares, each ADS corresponding to 10 shares of ordinary or savings shares, respectively, represented by American Depositary Receipts (ADRs) issued by JPMorgan Chase Bank.

In the shareholder resolutions passed to increase share capital against cash payments, the pre-emptive right can be excluded to the extent of a maximum of ten percent of the pre-existing share capital, on condition that the issue price corresponds to the market price of the shares and that this is confirmed in a specific report issued by the firm charged with the audit of the Company.

The Company sources itself with the capital necessary to fund its requirements for business development and operations; the sources of funds are found in a balanced mix of risk capital, permanently invested by the shareholders, and debt capital, to guarantee a balanced financial structure and minimize the total cost of capital, with a resulting advantage to all the stakeholders.

Debt capital is structured according to different maturities and currencies to ensure an adequate diversification of the sources of funding and an efficient access to external sources of financing (taking advantage of the best opportunities offered in the euro, U.S. dollar and Pound sterling financial markets to minimize costs), taking care to reduce the refinancing risk.

The remuneration of risk capital is proposed by the board of directors to the shareholders’ meeting, which meets to approve the annual financial statements, based upon market trends and business performance, once all the other obligations are met, including debt servicing. Therefore, in order to guarantee an adequate remuneration of capital, safeguard company continuity and business development, the Company constantly monitors the change in debt levels in relation to equity, the level of net debt and the operating margin of industrial operations.

Rights of savings shares

The rights of savings shares are indicated below:

•

the profit shown in the duly approved separate financial statements, less the amount appropriated to the legal reserve, must be distributed to the holders of savings shares in an amount up to 5% of the par value of the share;

•

after assigning preferred dividends to the savings shares, the distribution of which is approved by the shareholders’ meeting, the remaining profit shall be assigned to all the shares so that the savings shares have the right to dividends that are higher, than the dividends to which the ordinary shares are entitled, by 2% of the par value of the share;

•

in any one year dividends of below 5% of the par value of the share are paid to the savings shares, the difference is carried over and is added to the preferred dividends for the next two successive years;

•

in the case of the distribution of reserves, the savings shares have the same rights as ordinary shares. Moreover, the shareholders’ meeting called to approve the separate financial statements for the year can, when there is no profit or insufficient profit reported in those separate financial statements to satisfy the rights of the savings shares, resolve to satisfy the dividend right and/or the additional right by distributing available reserves;

•

the reduction of share capital as a result of losses does not entail a reduction of the par value of savings shares except for the amount of the loss which exceeds the overall par value of the other shares;

•

upon the wind-up of the Company, the savings shares have a pre-emptive right in the reimbursement of capital for the entire par value;

•

in the event of the cessation of trading in the Company’s ordinary or savings shares, the holder of savings shares may ask the Company to convert its shares into ordinary shares, according to the manner resolved by the special session of the shareholders’ meeting called for that purpose within two months of being excluded from trading.

Share capital carries a restriction on tax suspension for an amount of 1,191,379 thousand euros.

Paid-in capital is 1,703,974 thousand euros at December 31, 2011, increasing 6,682 thousand euros compared to December 31, 2010. The change is due to the increase in share capital to service the “Broad-based Employee Share Ownership Plan 2010-2014” approved by the shareholders’ meeting held on April 29, 2010.

The Legal reserve totals 2,137,749 thousand euros at December 31, 2011, increasing 2,976 thousand euros compared to December 31, 2010, following the resolution passed by the shareholders’ meeting held on April 12, 2011 approving the annual 2010 separate financial statements. The legal reserve carries a restriction on tax suspension, as do some reserves of merged companies, up to the amount of 1,834,667 thousand euros.

Other reserves amount in total to 3,094,717 thousand euros at December 31, 2011, decreasing 266,014 thousand euros compared to December 31, 2010. The various reserves are analyzed as follows:

•

Reserve ex art. 13, L.D. 124/1993 (391 thousand euros): unchanged from December 31, 2010;

•

Reserve ex art. 74, D.P.R. 917/1986 (5,750 thousand euros): unchanged from December 31, 2010;

•

Reserve for capital grants (602,259 thousand euros): unchanged from December 31, 2010;

•

Revaluation reserve ex Law 413 dated December 30, 1991 (1,129 thousand euros): unchanged from December 31, 2010;

•

Reserve, ex article 1, paragraph 469, Law 266/2005 and ex article 14, Law 342/2000 (315,842 thousand euros): unchanged from December 31, 2010 and deriving from the reclassification of the merger surplus reserve, originating from the merger of Tim Italia, in order to set up the same tax-suspended reserve already recorded in the separate financial statements at December 31, 2005 of the merged company;

•

Reserve for Plans ex art. 2349 of the Italian Civil Code (5,000 thousand euros at December 31, 2011): the reserve was set up following the resolution passed by the shareholders’ meeting of the Company on April 12, 2011, by appropriating a part of 2010 profit, for 4,960 thousand euros, to service the bonus capital increase established within the context of the Broad-based Employees Share Ownership Plan 2010-2014 and, for 5,000 thousand euros, to service the bonus capital increase established within the context of the “Long Term Incentive Plan 2010-2015”. Of the amount of 4,960 thousand euros, 4,882 thousand euros was later reclassified to share capital after the bonus grant of 8,876,296 ordinary shares to those entitled, while the remaining amount was reclassified in various reserves;

•

Reserve for cash flow hedges (a negative 918,834 thousand euros): an increase of 278,311 thousand euros compared to December 31, 2010. This reserve is related to the accounting of cash flow hedge transactions. In particular, it refers to unrealized gains and losses, net of the related tax effect, on the fair value adjustment of a financial instrument designated as a cash flow hedge;

•

Reserve for available-for-sale financial assets (10,771 thousand euros): an increase of 5,271 thousand euros compared to December 31, 2010. This reserve includes unrealized losses regarding the investments in Fin.Priv (5,651 thousand euros) and Assicurazioni Generali (2,403 thousand euros) and the net positive fair value adjustment of other available-for-sale financial assets (18,825 thousand euros), net of the relative tax effects;

•

Reserve for other equity instruments: equal to 3,234 thousand euros (a decrease of 8,368 thousand euros compared to December 31, 2010). It comprises:

—

the value of the stock options granted to executive directors in accordance with the “Top Plan 2008” and the value of the share granting rights assigned to Top Management of Telecom Italia or subsidiaries in accordance with the “Performance Share Granting” Plan (2,008 thousand euros);

—

the value of the rights granted to subscribers of the “Long Term Incentive Plan 2010-2015” (374 thousand euros);

—

the value of the rights granted to subscribers of the “Long Term Incentive Plan 2011”, approved by the shareholders’ meeting held on April 12, 2011 (852 thousand euros).

•

Merger surplus reserve (2,072,518 thousand euros): unchanged from December 31, 2010;

•

Unavailable reserve originating from the application of art. 7, paragraph 7 of Legislative Decree 38/2005 (578,234 thousand euros): remains unchanged compared to December 31, 2010;

•

Miscellaneous reserves (418,422 thousand euros).

Retained earnings (accumulated losses), including profit (loss) for the year show a positive balance of 2,972,572 thousand euros at December 31, 2011, decreasing 4,775,473 thousand euros compared to December 31, 2010. The change is due, besides the loss for the year 2011 (3,571,257 thousand euros), to dividends approved by the shareholders’ meeting held on April 12, 2011 on approval of the 2010 separate financial statements (1,191,775 thousand euros, equal to 0.058 euros per ordinary share and 0.069 euros per savings share).

The following statement provides additional disclosure on equity and is prepared pursuant to art. 2427, number 7-bis, showing the items in equity separately according to their source, possibility of utilization and distribution, in addition to their utilization in prior years.

Statement according to art. 2427, 7-bis

Nature/Description	Amount	Possibility of utilization	Amount available	Summary of the amounts utilized during the last three years
(thousands of euros)				for absorption of losses Total	for other reasons Total

Share capital	10,672,908			-	-
Capital reserves:
Paid-in capital	1,703,974	A,B,C	1,703,974	-	-
Legal reserve	1,952,851	B	-	-	-
Reserve L.D. 124/93 ex art. 13	391	A,B,C	391	-	-
Reserve D.P.R. 917/86 ex art. 74	5,750	A,B,C	5,750	-	-
Reserve Law 266/2005 ex art. 1, para. 469 Law 342/2000, ex art. 14	315,842	A,B,C	315,842
Reserve for other equity instruments	3,234	B	-	-	-
Reserve for capital grants	537,727	A,B,C	537,727	-	-
Miscellaneous	104,283	A,B,C	104,283
Reserve ex L.D. 38/2005 art. 7, para 7	578,234	B	-	-	-
Merger surplus reserve	2,010,152	A,B,C	2,010,152	-	-
Profit reserves:				-	-
Legal reserve	184,898	B	-
Reserve for capital grants	64,532	A,B,C	64,532	-	-
Reserve for "Plans ex art. 2349 of the Italian Civil Code"	5,000	A,B	5,000	-	-
Revaluation reserve ex Law 413/91	1,129	A,B,C	1,129	-	-
Miscellaneous reserves	333,428	A,B,C	333,428	-	-
Reserve for cash flow hedges and related underlyings	(918,834)	B	(918,834)	-	-
Reserve for available-for-sale financial assets	10,771	B	-	-	-
Merger surplus reserve	62,366	A,B,C	62,366	-	-
Retained earnings	6,498,829	A,B,C	6,498,829	-	-
Total			10,724,569	-	-
Treasury shares			(40,008)
Amount not distributable (1)			(6,736)	-	-
Remaining amount distributable			10,677,825

Key:

A =

 for share capital increase;

B =

for absorption of losses;

C =

for distribution to shareholders

(1)

This represents the amount of the undistributable portion referring to: the “Reserve for Plans ex art. 2349 of the Italian Civil Code." (5,000 thousand euros), the part of paid-in capital needed to integrate the legal reserve until it reaches 1/5 of share capital (976 thousand euros) and the gain on the disposal of a business segment to the subsidiary Matrix (760 thousand euros).

The amount of distributable reserves without any tax charges to be borne by the Company is equal to 9,752,453 thousand euros.

The table below shows the restrictions, pursuant to art. 109, paragraph 4, letter b) of TUIR, relating to off-book deductions effected for income tax purposes in past years:

(thousands of euros)
Off-book deductions at 12/31/2010	58,081
Reversal for taxation during the year	(26)
Off-book deductions at December 31, 2011	58,055
Deferred taxes (IRES and IRAP)	(15,965)
Restriction on equity at December 31, 2011	42,090

This regime imposes a restriction on all equity reserves, without distinction, for an amount equal to the off-book deductions net of the relative deferred taxes provided. This restriction remains until such time as the excess tax deductions and consequent taxation are recovered in the books.

More specifically, compared to December 31, 2010, the deductions decreased by 26 thousand euros as a result of taxation during the year.

Therefore, taking into account the residual deductions effected in prior years and not covered by the fiscal realignment carried out in accordance with Law 244 dated December 24, 2007, the total restriction on equity in the separate financial statements amounts to 42,090 thousand euros.

Future potential changes in share capital

The following table shows the future potential changes in share capital on the basis of the options and rights granted under equity compensation plans still outstanding at December 31, 2011:

	Number of maximum shares issuable	Par value (thousands of euros)	Paid-in capital (thousands of euros)	Subscription price per share (euro)
Additional capital increases not yet approved (ordinary shares)
Resolution by the shareholders’ meeting held on April 8, 2009	1,600,000,000	880,000	n.d.	n.d.
Broad-based Employee Share Ownership Plan 2010-2014 (bonus capital increase)
“Long Term Incentive Plan 2010-2015” (capital increase in cash) (*)	n.d.	4,118	n.d.	n.d.
“Long Term Incentive Plan 2010-2015” (bonus capital increase) (**)	n.d.	4,118	-	-
“Long Term Incentive Plan 2011” (capital increase in cash for Selected Management) (°)	n.d.	4,747	n.d.	n.d.
“Long Term Incentive Plan 2011” (bonus capital increase for Selected Management) (°°)	n.d.	4,747	-	-
“Long Term Incentive Plan 2011” (bonus capital increase for Top Management) (°°°)	n.d.	3,256	-	-
Total additional capital increases not yet approved (ordinary shares)		900,986

(*)

A number of ordinary shares may be issued subscribable for a total maximum equivalent amount (including paid-in capital) equal to 4,118,175 euros, with the subscription price to be determined by the board of directors.

(**)

A number of ordinary shares may be issued for the number needed to grant a bonus share for every share subscribed, up to a maximum amount equal to 4,118,175 euros.

(°)

A number of ordinary shares may be issued subscribable for a total maximum equivalent amount (including paid-in capital) equal to 4,747,125 euros, with the subscription price to be determined by the board of directors.

(°°)

A number of ordinary shares may be issued for the number needed to grant a bonus share for every share subscribed, up to a maximum amount equal to 4,747,125 euros.

(°°°)

A number of ordinary shares may be issued as a bonus grant for a maximum amount equal to 3,256,200 euros, with the subscription price to be determined by the board of directors.

With regard to additional capital increases not yet approved, the following changes are noted.

The shareholders’ meeting held on April 12, 2011 granted the directors the right for five years from April 12, 2011 to increase share capital to service the “Long Term Incentive Plan 2011”, approved by the same shareholders’ meeting, as follows:

•

 (i) in cash through the issue of new ordinary shares of par value 0.55 euros each, with normal dividend rights, for a maximum amount of 5,000,000 euros, with the exclusion of the pre-emptive right pursuant to art. 2441, paragraph 8, of the Italian Civil Code and art. 134, paragraph 2 of Legislative Decree 58/1998, reserved for a part of the employees (defined as “Selected Management”), beneficiaries of the “Long Term Incentive Plan 2011”, who in due time will be identified by the board of directors of the company, and, therefore, subsequently (ii) for a maximum amount of 5,000,000 euros through the appropriation of a corresponding maximum amount of profits or reserves in accordance with art. 2349 of the Italian Civil Code, with the issue of ordinary shares in the number needed to grant a bonus share for every share subscribed in cash as above, within the dates, according to the conditions and in keeping with the manner provided by the “Long Term Incentive Plan 2011”;

•

for a maximum amount of 5,500,000 euros through the appropriation of a corresponding maximum amount of profits or profit reserves pursuant to art. 2349 of the Italian Civil Code, with the issue of ordinary shares reserved for a part of the employees (defined as “Top Management”), beneficiaries of the “Long Term Incentive Plan 2011”, who in due time will be identified by the board of directors of the company, within the dates, according to the conditions and in keeping with the manner provided by the “Long Term Incentive Plan 2011”.

As regards the share capital increase in cash, the board of directors shall fix the share issue price (including paid-in capital) in conformity with the provisions of the “Long Term Incentive Plan 2011” and shall also fix the period for its subscription, establishing that, if the approved capital increase is not fully subscribed to within that period, the share capital shall be increased for an amount equal to the subscriptions received up to the end of that period.

On July 7, 2011, board of directors, by the power granted to it by the special shareholders’ meeting held on April 12, 2011, approved the start of the “Long Term Incentive Plan 2011” and conferred mandates for its implementation, defining the regulation and contractual documentation, identifying the Plan beneficiaries and establishing the total maximum amount of the capital increases for the Selected Management (4,894,650 euros for the capital increase in cash and 4,894,650 euros for the bonus capital increase) and for Top Management (3,256,200 euros for the bonus capital increase).

In reference to the “Broad-based Employee Share Ownership Plan 2010-2014”, on July 7, 2011, the board of directors, by the power granted to it by the special shareholders’ meeting held on April 29, 2010, passed a resolution for a bonus increase in share capital, pursuant to articles 2443 and 2349 of the Italian Civil Code, for a maximum par value of 4,903,493.10 euros with the issue of a maximum 8,915,442 ordinary shares of par value 0.55 euros each, with normal dividend rights, to be granted under the “Broad-based Employee Share Ownership Plan 2010-2014” by the latest date of September 15, 2011.

On August 2, 2011, the capital increase was set in motion with the grant of 8,876,296 bonus ordinary shares to those entitled, for a total par value of 4,881,962.80 euros.

Further details are provided in the Note “Equity compensation plans”.

Authorizations for the issue of convertible bonds and the buyback of treasury shares

During 2011, the board of directors of Telecom Italia S.p.A. did not exercise the right to issue bonds convertible into ordinary shares, nor were there changes in the number of treasury shares held by the Telecom Italia Group.

As concerns the authorization for the buyback of treasury shares, the ordinary shareholders’ meeting of Telecom Italia S.p.A. held on April 12, 2011, resolved on the following:

•

to authorize, for a period of 18 months, starting from the date of the shareholders’ resolution, the buyback, on one or more occasions and at any time, of Telecom Italia S.p.A. savings shares, within the quantitative limits established by law and, in any case, within a maximum expenditure limit of 800,000,000 euros;

•

the purchase price must be – in accordance with regulatory requirements or recognized market practices – between a minimum and a maximum of the weighted average stock market prices of the savings shares recorded by Borsa Italiana S.p.A. in the last ten days of trading prior to the date of the buyback or of fixing the price, respectively decreased or increased by 20%;

the buyback of treasury shares should nevertheless be within the limits of the available reserves shown in the most recent financial statements approved at the time of carrying out the transaction. The purchases should be carried out on regulated markets, in the manner set out by Borsa Italiana S.p.A., in accordance with art. 132 of Legislative Decree 58 of February 24, 1998 and art. 144 bis, paragraph 1, letter b) and c) of Consob Regulation 11971/99;

to authorize, for the same period of 18 months, starting from the date of this shareholders’ resolution, the disposal in whole or in part, on one or more occasions and at any time, of Telecom Italia S.p.A. savings shares in the Company’s portfolio, with the right to proceed, in case of disposal, to subsequent buyback transactions up to the expiration date of the shareholders’ authorization, keeping in mind the limits established by law also with regard to the number of treasury shares that the Company can hold at any one time and also providing for compliance with the expenditure limit and the other conditions as established above by these resolutions;

the disposals may be carried out according to the manner permitted by the current law or regulation in force, at the discretion of the board of directors;

•

to mandate the board of directors to take the necessary steps for account postings to be made following treasury share buyback and disposal transactions, in accordance with the provisions of the law and the accounting principles applicable at the time;

•

to mandate the chairman of the board of directors and the chief executive officer, jointly and severally and through agents, to execute the transactions that are the subject of this resolution.

Note 13 – Financial liabilities (non-current and current)

Non-current and current financial liabilities are composed as follows:

(thousands of euros)		12/31/2011	12/31/2010

Non-current financial liabilities:
Financial payables (medium/long-term)
Bonds		13,130,923	16,406,475
Amounts due to banks		5,519,763	4,420,730
Payables to other lenders		383,811	13,291
Payables to subsidiaries		10,427,586	11,696,141
		29,462,083	32,536,637
Finance lease liabilities (medium/long-term)
Payables to subsidiaries		673	445
Payables to associates		150,783	193,457
Payables to others		1,149,091	1,242,188
		1,300,547	1,436,090
Other financial liabilities (medium/long-term)
Hedging derivatives relating to hedged items classified as non-current assets/liabilities of a financial nature		2,231,740	1,877,391
Non-hedging derivatives		1,945,857	1,302,548
Deferred income		956	1,023
		4,178,553	3,180,962
Total non-current financial liabilities	(a)	34,941,183	37,153,689

Current financial liabilities:
Financial payables (short-term)
Bonds		5,327,275	3,066,840
Amounts due to banks		452,580	428,524
Payables to other lenders		432,350	365,371
Payables to subsidiaries		529,999	1,586,391
Payables to associates		2,665	2,108
Other financial payables		117	175
		6,744,986	5,449,409
Finance lease liabilities (short-term)
Payables to subsidiaries		456	346
Payables to associates		130,923	116,234
Payables to others		108,365	95,675
		239,744	212,255
Other financial liabilities (short-term)
Hedging derivatives relating to hedged items classified as current assets/liabilities of a financial nature		116,739	121,240
Non-hedging derivatives		188,163	272,734
Deferred income		269	292
		305,171	394,266
Total Current financial liabilities	(b)	7,289,901	6,055,930
Total financial liabilities (Gross Financial Debt)	(c)=(a+b)	42,231,084	43,209,619

Further details on Financial Instruments are provided in the Note “Supplementary disclosure on financial instruments”.

Gross financial debt according to the original currency of the transaction is as follows:

	12/31/2011	12/31/2011	12/31/2010	12/31/2010
	(millions of foreign currency)	(millions of euros)	(millions of foreign currency)	(millions of euros)

USD	3,005	2,323	3,007	2,251
GBP	2,532	3,031	2,531	2,940
JPY	40,097	400	40,101	369
EURO		36,477	-	37,650
		42,231		43,210

The analysis of gross financial debt by effective interest rate bracket excluding the effect of derivative hedging instruments, if any, is the following:

(millions of euros)	12/31/2011	12/31/2010

Up to 2.5%	10,104	12,944
From 2.5% to 5%	7,415	5,413
From 5% to 7.5%	14,586	15,176
From 7.5% to 10%	4,233	4,587
Over 10%	377	396
Accruals/deferrals, MTM and derivatives	5,516	4,694
	42,231	43,210

Instead, as a result of the use of derivative hedging instruments, gross financial debt by nominal interest rate bracket is the following:

(millions of euros)	12/31/2011	12/31/2010

Up to 2.5%	5,269	9,160
From 2.5% to 5%	7,091	6,472
From 5% to 7.5%	21,984	20,471
From 7.5% to 10%	1,994	2,017
Over 10%	377	396
Accruals/deferrals, MTM and derivatives	5,516	4,694
	42,231	43,210

The maturities of financial liabilities according to the expected nominal repayment amount, as defined by contract, are the following:

Details of the maturities of Financial liabilities – at nominal repayment amount:

	Maturing by 12/31/ of the year:
(millions of euros)	2012	2013	2014	2015	2016	After 2016	Total

Bonds	4,722	1,145	1,173	719	2,250	7,580	17,589
Loans and other financial liabilities	281	2,036	5,347	913	231	8,371	17,179
Finance lease liabilities	225	113	175	151	135	726	1,525
Total	5,228	3,294	6,695	1,783	2,616	16,677	36,293
Current financial liabilities	1,025	-	-	-	-	-	1,025
Total	6,253	3,294	6,695	1,783	2,616	16,677	37,318

The main components of financial liabilities are commented below.

Bonds are composed as follows:

(thousands of euros)	12/31/2011	12/31/2010

Non-current portion	13,130,923	16,406,475
Current portion	5,327,275	3,066,840
Total carrying amount	18,458,198	19,473,315
Fair value adjustment and measurement at amortized cost	(868,939)	(850,688)
Total nominal repayment amount	17,589,259	18,622,627

The nominal repayment amount totals 17,589,259 thousand euros (of which 15,089,259 is due to third parties and 2,500,000 thousand euros to the subsidiary Telecom Italia Finance S.A.), decreasing 1,033,368 thousand euros compared to December 31, 2010.

The following table lists the bonds issued, expressed at the nominal repayment amount and at market value:

Currency	Amount (millions)	Nominal repayment amount (millions of euros)	Coupon	Issue date	Maturity date	Issue price (%)	Market price at 12/31/11 (%)	Market value at 12/31/11 (millions of euros)

Bonds issued
Euro	1,222.5	1,222.5	6.250%	2/1/02	2/1/12	98.952	100.277	1,226
Euro	1,000	1,000	3 month Euribor + 0.53%	12/6/05	12/6/12	100	96.459	965
Euro	645	645	6.750%	3/19/09	3/21/13	99.574	102.316	660
Euro	500	500	3 month Euribor + 0.63%	7/19/07	7/19/13	100	93.872	469
Euro	500	500	7.875%	1/22/09	1/22/14	99.728	104.671	523
Euro	673	673	4.750%	5/19/06	5/19/14	99.156	98.943	666
Euro	120	120	3 month Euribor + 0.66%	11/23/04	11/23/15	100	81.342	98
GBP	500	598.6	5.625%	6/29/05	12/29/15	99.878	95.708	573
Euro	1,000	1,000	5.125%	1/25/11	1/25/16	99.686	95.661	957
Euro	850	850	8.250%	3/19/09	3/21/16	99.740	105.072	893
Euro	400	400	3 month Euribor + 0.79%	6/7/07	6/7/16	100	80.167	321
Euro	1,000	1,000	7.000%	10/20/11	1/20/17	(*) 100.185	100.073	1,001
GBP	750	897.9	7.375%	26/5/09	15/12/17	99.608	99.675	895
Euro	750	750	4.750%	25/5/11	25/5/18	99.889	87.340	655
Euro	1,250	1,250	5.375%	29/1/04	29/1/19	99.070	88.809	1,110
GBP	850	1,017.6	6.375%	24/6/04	24/6/19	98.850	91.565	932
Euro	265.8	265.8	6 month Euribor (base 365)	1/1/02	1/1/22	100	100	266
Euro	1,250	1,250	5.25%	2/10/10	2/10/22	99.295	82.560	1,032
GBP	400	478.9	5.875%	5/19/06	5/19/23	99.622	82.013	393
Euro	670	670	5.250%	3/17/05	3/17/55	99.667	66.693	447
Total		15,089						14,082

(*)

Weighted average issue price for bonds issued with more than one tranche.

The regulations and/or Offering Circulars relating to the bonds described above are available on the corporate website at the address: www.telecomitalia.com.

The following table lists the changes in bonds during 2011:

New issues

(millions of original currency)	currency	amount	issue date

Telecom Italia S.p.A. 1,000 million euros 7% maturing 1/20/2017 (*)	Euro	1,000	10/20/2011
Telecom Italia S.p.A. 750 million euros 4.75% maturing 5/25/2018	Euro	750	5/25/2011
Telecom Italia S.p.A. 1,000 million euros 5.125% maturing 1/25/2016	Euro	1,000	1/25/2011

(*)

On October 20, 2011, bonds were issued for 750 million euros; subsequently, on November 3, 2011, the issue was reopened and increased for another 250 million euros.

Repayment

(millions of original currency)	currency	amount	repayment date

Telecom Italia S.p.A. 4.5% 750 million euros	Euro	750	1/28/2011

During 2011, Telecom Italia S.p.A. carried out the following buybacks of own bonds:

Buybacks

(millions of original currency)	currency	amount	buyback period

Telecom Italia S.p.A. 1,222.5 million euros 6.25% maturing February 2012	Euro	27.5	December 2011
Telecom Italia S.p.A. 645 million euros 6.75% maturing March 2013	Euro	5	December 2011

Medium/long-term amounts due to banks total 5,519,763 thousand euros (4,420,730 thousand euros at December 31, 2010), increasing 1,099,033 thousand euros as a result of drawdowns from the revolving credit facility to cover the cash requirements for the acquisition of the LTE frequencies.

Short-term amounts due to banks total 452,580 thousand euros, increasing 24,056 thousand euros (428,524 thousand euros at December 31, 2010). Short-term amounts due to banks include 210,814 thousand euros for the current portion of medium/long-term amount due to banks.

Medium/long-term payables to other lenders amount to 383,811 thousand euros (13,291 thousand euros at December 31, 2010) and include 375,023 thousand euros for the loan expiring in October 2016 for the purchase of the user rights for the LTE frequencies. Short-term payables to other lenders amount to 432,350 thousand euros (365,371 thousand euros at December 31, 2010) and include 92,450 thousand euros for the current portion of medium/long-term payables to other lenders (of which 87,551 thousand euros refers to the loan to purchase of the user rights for the LTE frequencies).

Medium/long-term payables to subsidiaries amount to 10,427,586 thousand euros, decreasing 1,268,555 thousand euros compared to December 31, 2010 (11,696,141 thousand euros). They refer to loans from Telecom Italia Capital S.A. (8,793,691 thousand euros) and from Telecom Italia Finance S.A. (1,633,895 thousand euros), following the issues of bonds placed by the financial companies of the Group on the United States and Luxembourg markets. Short-term payables to subsidiaries amount to 529,999 thousand euros and decreased by 1,056,392 thousand euros compared to December 31, 2010 (1,586,391 thousand euros). These payables refer to the current portion of medium/long-term loans due to Telecom Italia Capital S.A. (45,998 thousand euros) and Telecom Italia Finance S.A. (42,190 thousand euros), short-term loans payable to Telecom Italia Sparkle (142,468 thousand euros) and Ofi Consulting (31,301 thousand euros), in addition to treasury service current account transactions under at market rates mainly with Telecom Italia Sparkle (109,266 thousand euros), Saiat (50,297 thousand euros), Shared Service Center (39,080 thousand euros), Olivetti Multiservices (17,119 thousand euros) and Telsy (10,480 thousand euros).

Medium/long-term finance lease liabilities total 1,300,547 thousand euros (1,436,090 thousand euros at December 31, 2010) - and mainly refer to property sale and leaseback transactions recorded in accordance with IAS 17. Short-term finance lease liabilities amount to 239,744 thousand euros (212,255 thousand euros at December 31, 2010).

Hedging derivatives relating to items classified as non-current liabilities of a financial nature amount to 2,231,740 thousand euros (1,877,391 thousand euros at December 31, 2010). Hedging derivatives relating to items classified as current liabilities of a financial nature total 116,739 thousand euros (121,240 thousand euros at December 31, 2010). Further details are provided in the Note “Derivatives”.

Medium/long-term non-hedging derivatives amount to 1,945,857 thousand euros (1,302,548 thousand euros at December 31, 2010). Short-term non-hedging derivatives total 188,163 thousand euros (272,734 thousand euros at December 31, 2010). These line items include the measurement of transactions which Telecom Italia S.p.A. carries out with banking counterparts to service the companies of the Group in its exclusive role as the centralized treasury function and are offset in full by the corresponding items classified in financial assets. Further details are provided in the Note “Derivatives”.

“Covenants”, “Negative pledges” and other contract clauses in effect at December 31, 2011

With reference to loans received by Telecom Italia S.p.A. from the European Investment Bank (EIB), an amount of 1,053 million euros (out of a total of 2,960 million euros at December 31, 2011) is not secured by bank guarantees but there are covenants which cover the following:

•

in the event the company becomes the target of a merger, demerger or contribution of a business segment outside the Group, or sells, disposes or transfers assets or business segments (except in certain cases, expressly provided for), it shall immediately inform the EIB which shall have the right to ask for guarantees to be provided or changes to be made to the loan contract;

•

in the event the company commits to uphold in other loan contracts, among other things, financial parameters, cross default clauses, commitments restricting the sale of goods or restrictions which are not present or are more stringent or more favorable than those granted to the EIB, then the EIB will have the right to request – whenever it deems that this might have negative consequences on the financial capability of Telecom Italia S.p.A. – the providing of guarantees or the modification of the loan contract in order to envisage an equivalent provision in favor of the EIB. The provision in question (“Clause for Inclusion”) – contemplated only on the loan extended on August 5, 2011 for an amount of 100 million euros – does not apply to subsidized loans until the remaining total amount of principal is above 500 million euros;

•

for all loans not secured by collateral, if the Company’s credit rating of unsubordinated and unsecured medium/long-term debt is lower than BBB for Standard &Poor’s, Baa2 for Moody’s and BBB for Fitch Ratings, the company shall immediately inform the EIB which shall have the right to ask for suitable guarantees to be provided, indicating a date for setting up these guarantees. After that date and if Telecom Italia S.p.A. fails to provide the guarantees, the EIB shall have the right to demand immediate repayment of the amount disbursed. The current ratings (BBB and Baa2) did not require new guarantees or repayments of loans.

The syndicated bank lines of Telecom Italia S.p.A. do not contain financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interest, etc.) which would oblige the Company to automatically repay the outstanding loan if the covenants are not observed. Mechanisms are provided for adjusting the cost of funding in relation to Telecom Italia’s credit rating, with a spread added to the Euribor of between a minimum of 0.0875% and a maximum of 0.2625% for the line expiring in 2014 and a minimum of 0.90% and a maximum of 2.50% for the line expiring in 2013.

The two syndicated bank lines contain the usual other types of covenants, including the commitment not to use the company’s assets as collateral for loans (negative pledges), the commitment not to change the business purpose or sell the assets of the company unless specific conditions exist (e.g. the sale takes place at fair market value). Covenants with basically the same content are also found in the export credit loan agreement.

In a series of agreements in which Telecom Italia S.p.A. is a party, communication must be provided in case of a change in control.

Such obligation, required by national legislation in matters governing qualifying rights, is firstly contained in the general authorization rights granted to Telecom Italia for the operation and the provision of the electronic communication network and for the offer of electronic communication services, besides the concession/general authorization rights granted to the subsidiary Telecom Italia Media for the network operator and content supplier activities. A similar obligation is governed on the basis of the local legislation and content in the concession/license rights of the telecommunications services in favor of the foreign subsidiaries of the Group.

Telecom Italia is also a party to agreements in which the phenomenon of a change in control involves a change in or the termination of the relationship. Some, however, not regarding financing relationships, are subject to restrictions on confidentiality, such that the disclosure of the presence of the clause would cause severe detriment to the Company, which consequently takes advantage of the right not to proceed to make any disclosure on the issue, pursuant to art. 123-bis of the TUF, paragraph 1, letter h), second part. In other cases, the significance of the agreement is excluded.

There remain the following types of agreements, all regarding financing relationships:

•

Multi-currency revolving credit facility (8,000,000,000 euros). The agreement was signed between Telecom Italia and a syndicate of banks on August 1, 2005 and subsequently modified. In the event of a change in control, Telecom Italia shall inform the agent within five business days and the agent, on behalf of the lending banks, shall negotiate, in good faith, how to continue the relationship. None of the parties shall be obliged to continue such negotiations beyond the term of 30 days, at the end of which, in the absence of an agreement, the credit facility shall cease to be effective and Telecom Italia shall be held to repay any sum disbursed (currently equal to 2,000,000,000 euros) to the same. Conventionally, no change of control is held to exist in the event control, pursuant to art. 2359 of the Italian Civil Code, is acquired (i) by shareholders who at the date of signing the agreement held, directly or indirectly, more than 13% of the voting rights in the shareholders’ meeting, or (ii) by the investors (Telefónica S.A., Assicurazioni Generali S.p.A., Intesa SanPaolo S.p.A. and Mediobanca S.p.A.) which had signed a shareholders’ agreement on April 28, 2007 regarding the Telecom Italia shares, or (iii) by a combination of parties belonging to the two categories;

•

Revolving credit facility (1,250,000,000 euros). The agreement was signed between Telecom Italia and a syndicate of banks on February 12, 2010 and contemplates a discipline similar to that contained in the August 1, 2005 credit facility agreement, even though it was updated to take into account the October 28, 2009 modifications to the April 28, 2007 shareholders’ agreement. Therefore, no change of control is held to exist in the event control, pursuant to art. 2359 of the Italian Civil Code, is acquired, directly or indirectly (through subsidiaries) by the investors Telefónica S.A., Assicurazioni Generali S.p.A., Intesa SanPaolo S.p.A. and Mediobanca S.p.A., with the provisions described above remaining unchanged. The amount disbursed is currently 250,000,000 euros;

•

Revolving credit facility (200,000,000 euros). The agreement was signed between Telecom Italia and Unicredit S.p.A. on December 20, 2010 and contemplates a discipline basically identical to that of the February 12, 2010 credit facility. The amount disbursed is currently 200,000,000 euros;

•

Bonds. The regulations covering the bonds issued under the EMTN Programme by both Olivetti and Telecom Italia and bonds denominated in U.S. dollars typically provide that, in the event of mergers or transfer of all or substantially all of the assets of the issuing company or of the guarantor, the incorporating or transferee company shall assume all of the obligations of the merged or transferor company. Non-fulfillment of the obligation, for which a solution is not found, is an event of default;

•

Contracts with the European Investment Bank (EIB). The total nominal amount is 2.95 billion euros. The contracts signed by Telecom Italia with the EIB, for an amount of 2.65 billion euros, carry the obligation of promptly informing the bank about changes regarding the bylaws or the allocation of share capital among the shareholders which can bring about a change in control. Failure to communicate this information to the bank shall result in the termination of the contract. The contract shall also be terminated when a shareholder, which, at the date of signing the contract does not hold at least 2% of the share capital, comes to hold more than 50% of the voting rights in the ordinary shareholders’ meeting or, in any case, a number of shares such that it represents more than 50% of the share capital. Whenever, in the bank’s reasonable opinion, this fact could cause a detriment to the bank or could compromise the execution of the loan project, the bank has the right to ask Telecom Italia to provide guarantees or modify the contract or find an alternative solution. Should Telecom Italia not comply with the requests of EIB, the bank has the right to terminate the contract. Specifically:

—

the loan contract signed by Telecom Italia with EIB on August 5, 2011, for an amount of 100 million euros, and the three contracts – covered, respectively, by bank guarantees and guarantees provided by Sace S.p.A. – signed on September 26, 2011, for a total amount of 200 million euros, carry the obligation, for Telecom Italia, of promptly informing the bank about changes regarding the bylaws or its shareholders. Failure to communicate this information to the bank shall result in the termination of the contract. With regard to the four contracts in question, a change of control is generated if a subject or group of subjects acting in concert acquires control of Telecom Italia, or of the entity that, directly or indirectly, controls Telecom Italia. No change of control is held to exist in the event control is acquired, directly or indirectly (i) by any shareholder which at the date of the contract holds, directly or indirectly, at least 13% of the voting rights in the shareholders’ meeting, or (ii) by the investors Telefónica S.A., Assicurazioni Generali S.p.A., Intesa SanPaolo S.p.A. or Mediobanca S.p.A. or their subsidiaries. Under the assumption that there is a change in control, the bank has the right to ask for the early repayment of the loan;

—

furthermore, the contracts covered by guarantees, signed on September 26, 2011, for a total amount of 200 million euros, envisage the clause for inclusion according to which in the event Telecom Italia commits to uphold in other loan contracts, among other things, financial parameters which are not present or are more stringent or more favorable than those granted to the EIB, then the EIB will have the right to request – whenever it deems that this might have negative consequences on the financial ability of Telecom Italia S.p.A. – the providing of guarantees or the modification of the loan contract in order to envisage an equivalent provision in favor of the EIB. The provision in question does not apply to subsidized loans until the remaining total amount of principal is above 500 million euros;

•

Export Credit Agreement (residual nominal amount of 37,573,952 euros). The contract was signed in 2004 by Telecom Italia and Société Générale and provides for the repayment of the loan in 2013. It is provided that, in the event of a change in control and subsequent failure to reach an agreement with the lender bank, Telecom Italia shall reimburse the outstanding loan on the first date on which payment of interest shall be due.

Finally, as of December 31, 2011, no covenant, negative pledge clause or other clause relating to the above-described debt position, has in any way been breached or violated.

Revolving Credit Facility

The following table shows the composition and the drawdown of the committed credit lines available at December 31, 2011:

(billions of euros)	12/31/2011		12/31/2010
	Agreed	Drawn down	Agreed	Drawn down

Revolving Credit Facility – expiring February 2013	1.25	0.25	1.25	--
Revolving Credit Facility – expiring August 2014	8.0	2.0	8.0	1.5
Revolving Credit Facility – expiring June 2012 (renewable to December 2013)	0.2	0.2	0.2	0.12
Total	9.45	2.45	9.45	1.62

Note 14 – Net financial debt

As required by Consob Communication DEM/6064293 of July 28, 2006, the following table presents the net financial debt at December 31, 2011 and December 31, 2010 calculated in accordance with the criteria indicated in the Recommendation of CESR (Committee of European Securities Regulators) of February 10, 2005 “Recommendations for the Uniform Implementation of the European Commission Regulation on Disclosures” and also introduced by Consob itself.

For the purpose of determining such figure, the amount of financial liabilities has been adjusted by the effect of the relative hedging derivatives recorded in assets and the receivables arising from financial subleasing.

This table also shows the reconciliation of net financial debt determined according to the criteria indicated by CESR and net financial debt calculated according to the criteria of the Telecom Italia Group.

(thousands of euros)		12/31/2011	12/31/2010

Non-current financial liabilities		34,941,183	37,153,689
Current financial liabilities		7,289,901	6,055,930
Total Gross financial debt	(a)	42,231,084	43,209,619
Non-current financial assets (°):
Non-current financial receivables for lease contract		(150,783)	(192,220)
Non-current hedging derivatives		(633,965)	(450,270)
	(b)	(784,748)	(642,490)
Current financial assets
Securities other than investments		(863,892)	(1,159,108)
Financial receivables and other current financial assets		(478,366)	(602,336)
Cash and cash equivalents		(1,595,287)	(2,763,052)
	(c)	(2,937,545)	(4,524,496)
Net financial debt as per Consob communication DEM/6064293/2006	(d=a+b+c)	38,508,791	38,042,633
Non-current financial assets (°)
Other financial receivables and other financial assets	(e)	(2,106,295)	(1,456,883)
Net financial debt (*)	(f=d+e)	36,402,496	36,585,750

(*)

As regards the effects of related party transactions on net financial debt, reference should be made to the specific table included in the Note "Related party transactions ".

(º)

At December 31, 2011 and at December 31, 2010, "Non-current financial assets" (b+e) amounts to 2,891,043 thousand euros and 2,099,373 thousand euros, respectively.

Note 15 – Financial risk management

Financial risk management objectives and policies of Telecom Italia S.p.A.

As reported in the Note “Financial risk management” of the consolidated financial statements of the Telecom Italia Group, Telecom Italia S.p.A. abides by the guidelines established for the Group.

The risk management policies of Telecom Italia S.p.A. observe the policies for the diversification of risks identified for the Group.

An optimum fixed-rate and variable-rate debt composition is defined for the entire Group and is not established for the individual companies.

As for the exchange rate risk on financial payables contracted by Telecom Italia S.p.A. denominated in currencies other than euro, such risk is hedged in full.

Derivative financial instruments are designated as fair value hedges for the management of exchange rate risks on instruments denominated in currencies other than euro and the management of interest rate risks on fixed-rate loans. Derivative financial instruments are designated as cash flow hedges when the objective is to pre-fix the exchange rate of future transactions and the interest rate.

All derivative financial instruments are put into place with high-credit-quality banking and financial counterparts with a high rating and are constantly monitored to reduce the credit risk.

Telecom Italia S.p.A. has current account transactions with subsidiaries, as part of its treasury services which are regulated by market rates, and multi-year loan agreements with them which are also at market rates.

Interest rate risk – Sensitivity analysis

The change in interest rates on the variable component of payables and liquidity may lead to higher or lower finance income and expenses, while the changes in the level of the expected interest rate affect the fair value measurement of Telecom Italia S.p.A. derivatives. In particular:

•

with regard to derivatives that convert the liabilities contracted by Telecom Italia S.p.A. (cash flow hedging), in keeping with international accounting standards that regulate hedge accounting, the fair value (mark-to-market) measurement of such instruments is set aside in a specific undistributable Equity reserve. The combined change of the numerous market variables to which the mark-to-market calculation is subject between the transaction inception date and the measurement date renders any assumption about the trend of the variables of little significance. As the contract expiration date approaches, the accounting effects described will gradually be absorbed until they cease to exist;

•

if at December 31, 2011 the interest rates in the various markets in which Telecom Italia S.p.A. operates had been 100 basis points higher/lower compared to that actually realized, then higher/lower finance expenses, before the tax effect, would have been recognized in the income statement for 88 million euros (102 million euros at December 31, 2010).

Allocation of the financial structure between fixed rate and variable rate

As for the allocation of the financial structure between the fixed-rate component and the variable-rate component, for both financial assets and liabilities, reference should be made to the following tables. They show the nominal repayment/investment amount (insofar as that amount expresses the effective interest rate exposure of the Group) and, as far as financial assets are concerned, the intrinsic nature (financial characteristics and duration) of the transactions under consideration rather than just the stated contractual terms alone. Bearing that in mind, a transaction whose characteristics (short or very short time frame and frequent renewal) are such that the interest rate is periodically reset on the basis of market parameters, even though the contract does not call for re-fixing the interest rate (such as in the case of bank deposits, Euro Commercial Papers and receivables on sales of securities), has been considered in the category of variable rate.

Total Financial liabilities (at the nominal repayment amount)

	12/31/2011			12/31/2010
(millions of euros)	Fixed rate	Variable rate	Total	Fixed rate	Variable rate	Total

Bonds	12,125	5,464	17,589	9,946	8,677	18,623
Loans and other payables(*)	13,598	6,131	19,729	15,753	5,608	21,361
Total	25,723	11,595	37,318	25,699	14,285	39,984

(*)

At December 31, 2011, current liabilities total 1,025 million euros, of which 976 million euros is at variable rates (1,301 million euros at December 31, 2010, of which 1,276 million euros was at variable rates).

Total Financial assets (at the nominal investment amount)

	12/31/2011			12/31/2010
(millions of euros)	Fixed rate	Variable rate	Total	Fixed rate	Variable rate	Total

Cash and cash equivalents	-	1,595	1,595	-	2,762	2,762
Securities	-	877	877	-	1,145	1,145
Other receivables	774	292	1,066	812	225	1,037
Total	774	2,764	3,538	812	4,132	4,944

With regard to variable-rate financial instruments, the contracts provide for revisions of the relative parameters to take place within the subsequent 12 months.

Effective interest rate

As to the effective interest rate, for the categories where that parameter can be determined, such parameter refers to the original transaction net of the effect of any derivative hedging instruments. The disclosure, since it is provided by class of financial asset and liability, was determined, for purposes of calculating the weighted average, using the carrying amount adjusted by accruals, prepayments, deferrals and changes in fair value: this is therefore the amortized cost, net of accruals and any changes in fair value as a consequence of hedge accounting.

Total Financial liabilities

	12/31/2011		12/31/2010
(millions of euros)	Adjusted carrying amount	Effective interest rate (%)	Adjusted carrying amount	Effective interest rate (%)

Bonds	17,558	5.89	18,484	6.00
Loans and other liabilities	19,157	3.71	20,032	3.42
Total	36,715	4.75	38,516	4.66

Total Financial assets

	12/31/2011		12/31/2010
(millions of euros)	Adjusted carrying amount	Effective interest rate (%)	Adjusted carrying amount	Effective interest rate (%)

Cash and cash equivalents	1,595	1.21	2,762	0.69
Securities	877	2.81	1,145	2.76
Other receivables	426	5.32	421	5.14
Total	2,898	2.30	4,328	1.67

As for financial assets, the weighted average effective interest rate is not essentially influenced by the existence of derivatives.

As for market risk management using derivatives, reference should be made to the Note “Derivatives”.

Credit risk

Credit risk represents Telecom Italia’s exposure to possible losses arising from the failure of commercial or financial counterparts to fulfill their assumed obligations. Such risk stems principally from economic and financial factors, or from the possibility that a default situation of a counterpart could arise or from factors more strictly technical, commercial or administrative.

Telecom Italia’s maximum theoretical exposure to credit risk is represented by the carrying amount of the financial assets and trade receivables recorded in the financial statements, excluding guarantees received, described in the Note “Contingent liabilities, other information, commitments and guarantees”.

In referring to the details indicated in the Note “Trade and miscellaneous receivables and other current assets”, it should be pointed out that provision charges for bad debts are recorded on specific credit positions that present an element of individual risk. Instead, on credit positions that do not present such characteristics, provision charges are recorded by customer segment on the basis of average uncollectibility estimated on the basis of statistics.

For the credit risk relating to the asset components which contribute to the determination of “Net financial debt”, the following is noted below.

Like the Group’s policy, the management of Telecom Italia S.p.A.’s liquidity is guided by conservative criteria and is principally based on money market management where investments are made during the year with temporary excess cash resources which are expected to turn around within the subsequent 12-month period.

In order to limit the risk of the non-fulfillment of the obligations undertaken by the counterpart, deposits are made with high-credit-quality banking and financial institutions; moreover, the deposits are generally made for periods of less than three months. As for other temporary investments of liquidity, there are investments for 877 million euros (nominal value) in Italian Treasury Bonds.

Liquidity risk

Telecom Italia S.p.A. pursues the Group’s objective of achieving an adequate level of financial flexibility.

Current financial assets at December 31, 2011, together with unused committed bank lines, ensure complete coverage of debt repayment obligations for the next 18-24 months.

17% of gross financial debt at December 31, 2011 (nominal repayment amount) will become due in the next 12 months.

The following tables report the contractual cash flows, not discounted to present value, relative to gross financial debt at nominal repayment amounts and the interest flows, determined using the conditions and the interest and exchange rates in place at December 31, 2011. The portions of principal and interest of the hedged liabilities includes both the disbursements and the receipts of the relative hedging derivatives.

Financial liabilities – Maturities of contractually expected disbursements

		maturing by 12/31/ of the year:
(millions of euros)		2012	2013	2014	2015	2016	After 2016	Total

Bonds	Principal	4,722	1,145	1,173	719	2,250	7,580	17,589
	Interest	959	726	675	604	563	2,591	6,118
Loans and other financial liabilities (*)	Principal	281	2,036	5,347	913	231	8,371	17,179
	Interest	771	769	643	472	444	5,294	8,393
Finance lease liabilities	Principal	225	113	175	151	135	726	1,525
	Interest	99	92	84	76	67	179	597
Non-current financial liabilities (*)	Principal	5,228	3,294	6,695	1,783	2,616	16,677	36,293
	Interest	1,829	1,587	1,402	1,152	1,074	8,064	15,108
Current financial liabilities (**)	Principal	1,025	-	-	-	-	-	1,025
	Interest	5	-	-	-	-	-	5
Total Financial liabilities	Principal	6,253	3,294	6,695	1,783	2,616	16,677	37,318
	Interest	1,834	1,587	1,402	1,152	1,074	8,064	15,113

(*)

These include hedging derivatives, but exclude non-hedging derivatives.

(**)

These exclude non-hedging derivatives.

Derivatives on financial liabilities – Contractually expected interest flows

	maturing by 12/31/ of the year:
(millions of euros)	2012	2013	2014	2015	2016	After 2016	Total

Disbursements	603	575	421	346	282	2,485	4,712
Receipts	(408)	(357)	(290)	(260)	(202)	(1,007)	(2,524)
Net disbursements	195	218	131	86	80	1,478	2,188

With regard to derivative transactions, in order to name the Parent as the sole counterpart of the banking system, in May 2009, all the derivatives of the Group were centralized under Telecom Italia S.p.A. In the Telecom Italia S.p.A. separate financial statements this resulted in the presence of two non-hedging derivatives (one with the bank and the other with the same and opposite sign with the company of the Group), while the hedging relationship remains with the subsidiary and the Group. Since they are not significant for the analysis of liquidity risk, because the positions are fully offset, the flows relating to the non-hedging derivatives that were placed under centralized management have been excluded from the analysis of the maturities of contractually expected disbursements for financial liabilities and the analysis of the maturities of contractually expected interest flows for derivatives.

Market value of derivatives

In order to determine the fair value of derivatives, the Telecom Italia Group uses various valuation models. The mark-to-market calculation is determined by discounting to present value the interest and notional future contractual flows using market interest rates and exchange rates.

The notional amount of IRS does not represent the amount exchanged between the parties and therefore does not constitute a measurement of credit risk exposure which, instead, is limited to the amount of the differential between the interest rates paid/received.

The market value of CCIRSs, instead, also depends on the differential between the reference exchange rate at the date of signing the contract and the exchange rate at the date of measurement, since CCIRSs imply the exchange of the reference interest and principal, in the respective currencies of denomination.

Note 16 – Derivatives

Derivative financial instruments are used by Telecom Italia S.p.A. to hedge its exposure to foreign exchange rate and interest rate risk and also to diversify the parameters of debt so that costs and volatility can be reduced to within predetermined operational limits.

Derivative financial instruments at December 31, 2011 are principally used to manage debt positions. They include interest rate swaps (IRS) to reduce interest rate exposure on fixed-rate and variable-rate bank loans and bonds, as well as cross currency and interest rate swaps (CCIRS) and currency forwards to convert the loans secured in different foreign currencies to the functional currency.

IRS transactions, at specified maturity dates, provide for the exchange of flows of interest with the counterparts, calculated on the notional amount, at the agreed fixed or variable rates.

The same also applies to CCIRS transactions which, in addition to the settlement of periodic interest flows, may provide for the exchange of principal, in the respective currencies of denomination, at maturity and possibly spot.

In carrying out its role as the Treasury function of the Group and with the aim of centralizing in just one entity (Telecom Italia S.p.A.) all the exposure with banking counterparts, Telecom Italia has derivative contracts signed with banks and analogous intercompany derivative contracts with Telecom Italia Capital S.A. and Telecom Italia Finance S.A., for a notional amount of 11,729 million euros. The balance of asset and liability measurements of these contracts is equal to zero.

The following tables present derivative transactions put into place by Telecom Italia S.p.A. by type:

Type	Hedged risk	Notional amount at 12/31/2011 (millions of euros)	Notional amount at 12/31/2010 (millions of euros)	Spot(*) Mark-to-Market (Clean Price) at 12/31/2011 (millions of euros)	Spot(*) Mark-to-Market (Clean Price) at 12/31/2010 (millions of euros)

Interest rate swaps	Interest rate risk	4,100	6,070	11	55
Cross Currency and Interest Rate Swaps	Interest rate risk and currency exchange rate risk	1,101	1,101	150	47
Total Fair Value Hedge Derivatives		5,201	7,171	161	102
Interest rate swaps	Interest rate risk	4,955	4,955	(657)	(428)
Cross Currency and Interest Rate Swaps	Interest rate risk and currency exchange rate risk	6,089	6,089	(1,296)	(1,249)
Forward and FX Options	Currency exchange rate risk	1	3	-	-
Total Cash Flow Hedge Derivatives		11,045	11,047	(1,953)	(1,677)
Total Non-Hedge Accounting Derivatives		19	18	-	-
Total Telecom Italia Derivatives		16,265	18,236	(1,792)	(1,575)

* Spot Mark-to-market above represents the market measurement of the derivative net of the accrued portion of the flow in progress.

The method selected to test the effectiveness, retrospectively and prospectively, of Fair Value Hedge derivatives is the Volatility Risk Reduction (VRR) Test. This test assesses the ratio between the portfolio risk (where the portfolio means the derivative and the item hedged) and the risk of the hedged item taken separately. In short, the portfolio risk must be significantly less than the risk of the item hedged.

The hedge of cash flows by derivatives designated as cash flow hedges was considered highly effective and at December 31, 2011 led to:

•

recognition in equity of unrealized expenses for 384 million euros;

•

reversal from equity to the income statement of net gains from exchange rate adjustments for 152 million euros.

Furthermore, at December 31, 2011, the total gain of the hedging instruments that is still recognized in equity amounts to 29 million euros as a result of the effect of transactions early terminated over the years. The negative impact reversed to the income statement during 2011 is 6 million euros.

The transactions hedged by cash flow hedges will generate cash flows and will produce economic effects in the separate income statement in the periods indicated in the following table:

Currency of denomination	Notional amount in currency of denomination (millions)	Start of period	End of period	Rate applied	Interest period

USD	2,000	Jan-12	Nov-13	3 month USD Libor + 0.56%	Quarterly
EURO	120	Jan-12	Nov-15	3 month Euribor + 0.66%	Quarterly
GBP	500	Jan-12	Dec-15	5.625%	Annually
GBP	850	Jan-12	Jun-19	6.375%	Annually
GBP	400	Jan-12	May-23	5.875%	Annually
JPY	20,000	Jan-12	Oct-29	6 month JPY Libor + 0.94625%	Semiannually
USD	1,000	Jan-12	Nov-33	3 month USD Libor + 0.756%	Quarterly
EURO	791	Jan-12	Jul-36	6 month Euribor + 1.45969%	Semiannually
EURO	500	Jan-12	Jul-13	3 month Euribor + 0.63%	Quarterly
EURO	400	Jan-12	Jun-16	3 month Euribor + 0.79%	Quarterly
EURO	1,500	Jan-12	Aug-14	1 month Euribor + 0.1575%	Monthly
EURO	350	Jan-12	Mar-14	6 month EIB + 0.29%	Semiannually
EURO	400	Jan-12	Sep-13	6 month EIB + 0.15%	Quarterly
EURO	100	Jan-12	Dec-13	6 month Euribor – 0.023%	Semiannually
GBP	750	Jan-12	Dec-17	3.72755%	Annually
EUR	794	Jan-12	Sep-34	6 month Euribor + 0.8787%	Semiannually

The method selected to test the effectiveness retrospectively and, whenever the principal terms do not fully coincide, prospectively, for cash flow hedge derivatives, is the Volatility Risk Reduction (VRR) Test. This test assesses the ratio between the portfolio risk (where the portfolio means the derivative and the item hedged) and the risk of the hedged item taken separately. In short, the portfolio risk must be significantly less than the risk of the item hedged.

The ineffective portion recognized in the separate income statement from designated cash flow hedge derivatives during 2011 is equal to 5 million euros.

Note 17 – Supplementary disclosures on financial instruments

Measurement at fair value

The majority of non-current financial liabilities of Telecom Italia are composed of bonds, the fair value of which can be easily determined by reference to financial instruments which, in terms of size and diffusion among investors, are commonly traded on the relative markets (please refer to the Note “Financial Liabilities - non-current and current”). However, as concerns other types of financing, the following assumptions have been made in order to determine fair value:

•

for variable-rate loans: the nominal repayment amount has been assumed;

•

for fixed-rate loans: fair value has been assumed as the present value of future cash flows using market interest rates prevailing at December 31, 2011.

Lastly, for the majority of financial assets, their carrying amount constitutes a reasonable approximation of their fair value since these are short-term investments that are readily convertible into cash.

The measurement at fair value of the financial instruments of the Group is classified according to the three levels set out in IFRS 7. The fair value hierarchy introduces three levels of input:

•

Level 1: quoted prices in active market;

•

Level 2: prices calculated using observable market inputs;

•

Level 3: prices calculated using inputs that are not based on observable market data.

The following tables set out, for assets and liabilities at December 31, 2011 and 2010 and in accordance with the categories established by IAS 39, the supplementary disclosure on financial instruments required by IFRS 7 and the schedules of gains and losses.

Key for IAS 39 categories

Acronym

Loans and Receivables	LaR
Financial assets Held-to-Maturity	HtM
Financial assets Available-for-Sale	AfS
Financial Assets/Liabilities Held for Trading	FAHfT/FLHfT
Financial Liabilities at Amortized Cost	FLAC
Hedge Derivatives	HD
Not applicable	n.a.

Carrying amount for each class of financial asset/liability at 12/31/2011

(thousands of euros)	IAS 39 Categories	note	Carrying amount in financial statements at 12/31/2011	Amounts recognized in financial statements according to IAS 39				Amounts recognized in financial statements according to IAS 17
				Amortized cost	Cost	Fair value taken to equity	Fair value recognized in the income statement

ASSETS
Non-current assets
Other investments	AfS	6)	34,713		22,825	11,888
Securities, financial receivables and other non-current financial assets
of which loans and receivables	LaR	7)	160,438	160,438
of which hedging derivatives	HD	7)	633,965			369,968	263,997
of which non-hedging derivatives	FAHfT	7)	1,945,857				1,945,857
of which financial receivables for lease contracts	n.a.	7)	150,783					150,783
Miscellaneous receivables and other non-current assets(*)
of which loans and receivables	LaR	8)	5,232	5,232
		(a)	2,930,988	165,670	22,825	381,856	2,209,854	150,783
Current assets
Trade and miscellaneous receivables and other current assets(*)
of which loans and receivables	LaR	11)	4,400,684	4,400,684
Securities, financial receivables and other current financial assets
of which available-for-sale financial assets	AfS	7)	863,892			863,892
of which loans and receivables	LaR	7)	19,266	19,266
of which hedging derivatives	HD	7)	160,765			57,267	103,498
of which non-hedging derivatives	FAHfT	7)	188,524				188,524
of which financial receivables for lease contracts	n.a.	7)	109,811					109,811
Cash and cash equivalents	LaR	7)	1,595,287	1,595,287
		(b)	7,338,229	6,015,237		921,159	292,022	109,811
Total		(a+b)	10,269,217	6,180,907	22,825	1,303,015	2,501,876	260,594
LIABILITIES
Non-current liabilities
of which liabilities at amortized cost(**)	FLAC	13)	29,463,039	29,463,039
of which hedging derivatives	HD	13)	2,231,740			2,231,740
of which non-hedging derivatives	FAHfT	13)	1,945,857				1,945,857
of which financial lease liabilities	n.a.	13)	1,300,547					1,300,547
		(c)	34,941,183	29,463,039		2,231,740	1,945,857	1,300,547
Current liabilities
of which liabilities at amortized cost (**)	FLAC	13)	6,745,255	6,745,255
of which hedging derivatives	HD	13)	116,739			100,046	16,693
of which non-hedging derivatives	FLHfT	13)	188,163				188,163
of which financial lease liabilities	n.a.	13)	239,744					239,744
Trade and miscellaneous payables and other current liabilities(*)
of which liabilities at amortized cost	FLAC	21)	4,636,987	4,636,987
		(d)	11,926,888	11,382,242		100,046	204,856	239,744
Total		(c+d)	46,868,071	40,845,281		2,331,786	2,150,713	1,540,291

(*)

Part of assets or liabilities falling under application of IFRS 7.

(**)

They also include those at adjusted amortized cost that qualify for hedge accounting.

Comparison between carrying amount and fair value for each class of financial asset/liability at 12/31/2011

(thousands of euros)	IAS 39 Categories	Carrying amount in financial statements at 12/31/2011	Amounts recognized in financial statements according to IAS 39				Amounts recognized in financial statements according to IAS 17	Fair Value at 12/31/2011
			Amortized cost	Cost	Fair value taken to equity	Fair value recognized in the income statement

ASSETS
Loans and receivables	LaR	6,180,907	6,180,907					6,180,907
Available-for-sale financial assets	AfS	898,605		22,825	875,780			898,605
Assets at fair value through profit or loss held for trading	FAHfT	2,134,381				2,134,381		2,134,381
of which non-hedging derivatives	FAHfT	2,134,381				2,134,381		2,134,381
Hedging derivatives	HD	794,730			427,235	367,495		794,730
Assets measured according to IAS 17	n.a.	260,594					260,594	260,594
Total		10,269,217	6,180,907	22,825	1,303,015	2,501,876	260,594	10,269,217
LIABILITIES
Liabilities at amortized cost(*)	FLAC	40,845,281	40,845,281					39,692,358
Liabilities at fair value through profit or loss held for trading	FLHfT	2,134,020				2,134,020		2,134,020
of which non-hedging derivatives	FLHfT	2,134,020				2,134,020		2,134,020
Hedging derivatives	HD	2,348,479			2,331,786	16,693		2,348,479
Assets measured according to IAS 17	n.a.	1,540,291					1,540,291	1,591,208
Total		46,868,071	40,845,281		2,331,786	2,150,713	1,540,291	45,766,065

(*)

They also include those at adjusted amortized cost that qualify for hedge accounting.

Fair value hierarchy level for each class of financial asset/liability at 12/31/2011

(thousands of euros)		IAS 39 Categories	note	Carrying amount in financial statements at 12/31/2011	Hierarchy Levels
					Level 1(*)	Level 2(*)	Level 3(*)

ASSETS
Non-current assets
Other investments		AfS	6)	34,713	2,163	9,724
Securities, financial receivables and other non-current financial assets
of which hedging derivatives		HD	7)	633,965		633,965
of which non-hedging derivatives		FAHfT	7)	1,945,857		1,945,857
	(a)			2,614,535	2,163	2,589,546
Current assets
Securities, financial receivables and other current financial assets
of which available-for-sale financial assets		AfS	7)	863,892	863,892
of which hedging derivatives		HD	7)	160,765		160,765
of which non-hedging derivatives		FAHfT	7)	188,524		188,524
	(b)			1,213,181	863,892	349,289
Total	(a+b)			3,827,716	866,055	2,938,835
LIABILITIES
Non-current liabilities
of which hedging derivatives		HD	13)	2,231,740		2,231,740
of which non-hedging derivatives		FAHfT	13)	1,945,857		1,945,857
	(c)			4,177,597		4,177,597
Current liabilities
of which hedging derivatives		HD	13)	116,739		116,739
of which non-hedging derivatives		FLHfT	13)	188,163		188,163
	(d)			304,902		304,902
Total	(c+d)			4,482,499		4,482,499

(*)

Level 1: quoted prices in active markets.

Level 2: prices calculated using observable market inputs.

Level 3: prices calculated using inputs that are not based on observable market data.

Carrying amount for each class of financial asset/liability at 12/31/2010

(thousands of euros)	IAS 39 Categories	note	Carrying amount in financial statements at 12/31/2010	Amounts recognized in financial statements according to IAS 39				Amounts recognized in financial statements according to IAS 17
				Amortized cost	Cost	Fair value taken to equity	Fair value recognized in the income statement

ASSETS
Non-current assets
Other investments	AfS	7)	39,832		22,755	17,077
Securities, financial receivables and other non-current financial assets
of which loans and receivables	LaR	7)	154,336	154,336
of which hedging derivatives	HD	7)	450,270			267,763	182,507
of which non-hedging derivatives	FAHfT	7)	1,302,547				1,302,547
of which financial receivables for lease contracts	n.a.	7)	192,220					192,220
Miscellaneous receivables and other non-current assets (*)
of which loans and receivables	LaR	7)	20,628	20,628
		(a)	2,159,833	174,964	22,755	284,840	1,485,054	192,220
Current assets
Trade and miscellaneous receivables and other current assets (*)
of which loans and receivables	LaR	9)	4,580,145	4,580,145
Securities, financial receivables and other current financial assets
of which available-for-sale financial assets	AfS	12)	1,159,108			1,159,108
of which loans and receivables	LaR	12)	25,463	25,463
of which hedging derivatives	HD	12)	240,509			55,416	185,093
of which non-hedging derivatives	FAHfT	12)	273,220				273,220
of which financial receivables for lease contracts	n.a.	12)	63,144					63,144
Cash and cash equivalents	LaR	13)	2,763,052	2,763,052
		(b)	9,104,641	7,368,660		1,214,524	458,313	63,144
Total		(a+b)	11,264,474	7,543,624	22,755	1,499,364	1,943,367	255,364
LIABILITIES
Non-current liabilities
of which liabilities at amortized cost(**)	FLAC/n.a	16)	32,537,660	32,537,660
of which hedging derivatives	HD	16)	1,877,391			1,875,784	1,607
of which non-hedging derivatives	FAHfT	16)	1,302,548				1,302,548
of which financial lease liabilities	n.a.	16)	1,436,090					1,436,090
		(c)	37,153,689	32,537,660		1,875,784	1,304,155	1,436,090
Current liabilities
of which liabilities at amortized cost(**)	FLAC/n.a	16)	5,449,701	5,449,701
of which hedging derivatives	HD	16)	121,240			103,113	18,127
of which non-hedging derivatives	FLHfT	16)	272,734				272,734
of which financial lease liabilities	n.a.	16)	212,255					212,255
Trade and miscellaneous payables and other current liabilities (*)
of which liabilities at amortized cost	FLAC	24)	4,829,484	4,829,484
		d)	10,885,414	10,279,185		103,113	290,861	212,255
Total		(c+d)	48,039,103	42,816,845		1,978,897	1,595,016	1,648,345

(*)

Part of assets or liabilities falling under application of IFRS 7.

(**)

They also include those at adjusted amortized cost that qualify for hedge accounting.

Comparison between carrying amount and fair value for each class of financial asset/liability at 12/31/2010

(thousands of euros)	IAS 39 Categories	Carrying amount in financial statements at 12/31/2010	Amounts recognized in financial statements according to IAS 39				Amounts recognized in financial statements according to IAS 17	Fair Value at 12/31/2010
			Amortized cost	Cost	Fair value taken to equity	Fair value recognized in the income statement

ASSETS
Loans and receivables	LaR	7,543,624	7,543,624					7,543,624
Available-for-sale financial assets	AfS	1,198,940		22,755	1,176,185			1,198,940
Assets at fair value through profit or loss held for trading	FAHfT	1,575,767				1,575,767		1,575,767
of which non-hedging derivatives	FAHfT	1,575,767				1,575,767		1,575,767
Hedging derivatives	HD	690,779			323,179	367,600		690,779
Assets measured according to IAS 17	n.a.	255,364					255,364	255,364
Total		11,264,474	7,543,624	22,755	1,499,364	1,943,367	255,364	11,264,474
LIABILITIES
Liabilities at amortized cost (*)	FLAC/HD	42,816,845	42,816,845					42,816,845
Liabilities at fair value through profit or loss held for trading	FLHfT	1,575,282				1,575,282		1,575,282
of which non-hedging derivatives	FLHfT	1,575,282				1,575,282		1,575,282
Hedging derivatives	HD	1,998,631			1,978,897	19,734		1,998,631
Liabilities measured according to IAS 17	n.a.	1,648,345					1,648,345	2,056,960
Total		48,039,103	42,816,845		1,978,897	1,595,016	1,648,345	48,447,718

 (*)

They also include those at adjusted amortized cost that qualify for hedge accounting.

Fair value hierarchy level for each class of financial asset/liability at 12/31/2010

(thousands of euros)		IAS 39 Categories	note	Carrying amount in financial statements at 12/31/2010	Hierarchy Levels
					Level 1(*)	Level 2(*)	Level 3(*)

ASSETS
Non-current assets
Other investments		AfS	7)	39,832	2,684	14,393
Securities, financial receivables and other non-current financial assets
of which hedging derivatives		HD	7)	450,270		450,270
of which non-hedging derivatives		FAHfT	7)	1,302,547		1,302,547
	(a)			1,792,649	2,684	1,767,210
Current assets
Securities, financial receivables and other current financial assets
of which available-for-sale financial assets		AfS	12)	1,159,108	1,159,108
of which non-hedging derivatives		FAHfT	13)	273,220		273,220
of which hedging derivatives		HD	13)	240,509		240,509
	(b)			1,672,837	1,159,108	513,729
Total	(a+b)			3,465,486	1,161,792	2,280,939
LIABILITIES
Non-current liabilities
of which hedging derivatives		HD	16)	1,877,391		1,877,391
of which non-hedging derivatives		FAHfT	16)	1,302,548		1,302,548
	(c)			3,179,939		3,179,939
Current liabilities
of which non-hedging derivatives		FLHfT	16)	272,734		272,734
of which hedging derivatives		HD	16)	121,240		121,240
	(d)			393,974		393,974
Total	(c+d)			3,573,913		3,573,913

(*)

Level 1: quoted prices in active markets.

Level 2: prices calculated using observable market inputs.

Level 3: input that are not based on observable market data.

Gains and losses by IAS 39 category - Year 2011

(thousands of euros)	IAS 39 Categories	Net gains/(losses) 2011(1)	of which interest

Loans and receivables	LaR	(400,449)	22,884
Available-for-sale financial assets	AfS	41,392
Assets and liabilities at fair value through profit and loss held for trading	FAHfT/FLHfT	10,499
Liabilities at amortized cost	FLAC	(1,597,591)	(1,580,580)
Total		(1,946,149)	(1,557,696)

(1)

Of which 2,725 thousand euros relates to fees and expenses not included in the effective interest rate calculation on financial assets/liabilities other than those at fair value through profit or loss held for trading.

Gains and losses by IAS 39 category - Year 2010

(thousands of euros)	IAS 39 Categories	Net profit (loss) 2010(1)	of which interest

Loans and receivables	LaR	(316,958)	13,380
Available-for-sale financial assets	AfS	36,873
Financial assets and liabilities at fair value through profit and loss held for trading	FAHfT/FLHfT	(2,741)
Financial liabilities at amortized cost	FLAC	(1,703,391)	(1,662,898)
Total		(1,986,217)	(1,649,518)

(1)

Of which 3,295 thousand euros relates to fees and expenses not included in the effective interest rate calculation on financial assets/liabilities other than those at fair value through profit or loss held for trading.

Note 18 – Employee benefits

Employee benefits decreased 220,794 thousand euros compared to December 31, 2010 and are composed of the following:

(thousands of euros)	12/31/2009	Increase	Decrease	12/31/2010

Provision for employee severance indemnities	973,266	34,264	(130,452)	877,078
Provision for termination benefit incentives	142,830	216,128	(96,527)	262,431
Provision for pension plans	1,707		(350)	1,357
Total	1,117,803	250,392	(227,329)	1,140,866
of which:
non-current portion	974,597			967,755
current portion (*)	143,206			173,111

(*)

The current portion refers only to the Provision for termination benefit incentives and Provision for pension plans

(thousands of euros)	12/31/2010	Provision charges/ present value	Decrease	12/31/2011

Provision for employee severance indemnities	877,078	(63,981)	(72,637)	740,460
Provision for termination benefit incentives	262,431	13,482	(97,308)	178,605
Provision for pension plans	1,357	-	(350)	1,007
Total	1,140,866	(50,499)	(170,295)	920,072
of which:
non-current portion	967,755			741,117
current portion (*)	173,111			178,955

(*)

The current portion refers only to the Provision for termination benefit incentives and Provision for pension plans

Provision for employee severance indemnities recorded a total decrease of 136,618 thousand euros; the reduction of 72,637 thousand euros in the "Decrease" column refers to indemnities paid to employees who terminated employment or for advances. The negative change of 63,981 thousand euros in the “Provision charges/present value” column is the sum of provision charges for interest accruing during the year (+37,532 thousand euros) and actuarial adjustments made at December 31, 2011 (-101,513 thousand euros) connected with the change in economic parameters (discount and inflation rate), as well as the new law on pensions, Law 214 of December 22, 2011, which extends the estimated period in which a person works.

According to national law, the amount to which each employee is entitled depends on the period of service and must be paid when the employee leaves the company. The amount of severance indemnity due upon termination of employment is calculated on the basis of the period of employment and the taxable compensation of each employee. This liability is adjusted annually based on the official cost-of-living index and legally-prescribed interest earned. The liability is not associated with any vesting condition or period or any funding obligation; hence, there are no assets servicing the provision. In accordance with IAS 19, this provision has been recognized as a “Defined benefit plan”, for the amount due up to December 31, 2006.

Under the regulations introduced by Legislative Decree 252/2005 and Law 296/2006 (the State Budget Law 2007), the severance indemnities accruing from 2007 are assigned, as elected by the employees, to either the INPS Treasury Fund or to supplementary pension funds and take the form of a “Defined contribution plan”. However, revaluations of the provision for the employee severance indemnities at December 31, 2006, made on the basis of the official cost-of-living index and legally-prescribed interest, are retained in the provision for employee severance indemnities.

Under IAS 19, employee severance indemnities have been recalculated with actuarial techniques using the Projected Unit Credit Method as follows:

•

the future possible benefits which could be paid to each employee registered in the program in the event of retirement, death, disability, resignation etc. have been projected on the basis of a series of financial assumptions (cost-of-living increases, interest rate, increase in compensation etc.);

•

the average present value of future benefits has been calculated, at the measurement date, on the basis of the annual interest rate adopted and the probability that each benefit has to be effectively paid;

•

the liability has been calculated as the average present value of future benefits that will be generated by the existing provision at the measurement date, without considering any future accruals.

The following assumptions have been made:

FINANCIAL ASSUMPTIONS	Executives	Non- executives

Inflation rate	2.0% per annum	2.0% per annum
Discount rate	5.1% per annum	5.1% per annum
Increase in compensation:
equal to or less than 40 years of age	1.0% per annum	1.0% per annum
over 40 but equal to or less than 55 years of age	0.5% per annum	0.5% per annum
over 55 years of age	0.0% per annum	0.0% per annum

DEMOGRAPHIC ASSUMPTIONS	Executives	Non- executives

Probability of death	Mortality tables RG 48 published by “Ragioneria Generale dello Stato”	Mortality tables RG 48 published by “Ragioneria Generale dello Stato”
Probability of disability	INPS tables divided by age and sex	INPS tables divided by age and sex
Probability of resignation (in relation to the company):
up to 40 years of age	5.0% in each year	1.5% in each year
over 40 up to 50 years of age	4.0% in each year	0.5% in each year
over 50 years of age	None	None
Probability of retirement
Reaching the minimum requisites established by the Obligatory General Insurance updated on the basis of Law 214 of December 22, 2011
Probability of receiving at the beginning of the year an advance from the provision for severance indemnities accrued equal to 70%	3.0% in each year	3.0% in each year

The adoption of the above assumptions resulted in a liability for employee severance indemnities at December 31, 2011 and 2010, respectively, of 740,460 thousand euros and 877,078 thousand euros.

The effect on the income statement, included in Employee benefits expenses, is as follows:

(thousands of euros)	2011	2010

Current service cost (*)	-	-
Finance expenses	37,532	37,009
Net actuarial (gains) losses recognized during the year	(101,513)	(2,745)
Total expenses (income)	63,981	34,264
Effective return on plan assets	there are no assets servicing the plan

(*)

Following the social security reform, the portions intended for the INPS Treasury Fund or for the supplementary pension funds have been recorded under “Employee benefits expense” in “Social security expenses” and not as “Employee severance indemnities expenses”.

The change in expenses compared to the prior year is attributable mainly to the revision of the discount rate and the inflation rate used in the actuarial appraisal, to the new pension reform and to the reduction in employees.

Provisions for termination benefit incentives amount to 178,605 thousand euros, decreasing 83,826 thousand euros, mainly due to the utilization during the year of the provision for mobility under Law 223/91 (-97,308 thousand euros). The utilization was compensated in part by the reversal of the present value calculation of the 2010 provision and the addition to the provision of a further 13,482 thousand euros.

Note 19 – Provisions

Provisions decreased 27,898 thousand euros compared to December 31, 2010 and are composed of the following:

(thousands of euros)	12/31/2010	Increase	Taken to income	Used directly	Reclassifications/ other changes	12/31/2011

Provision for taxation and tax risks	37,702	10,544		(1,410)	3,741	50,577
Provision for restoration costs	334,729	10,238		(9,508)		335,459
Provision for legal disputes	195,161	46,613		(93,453)	11,000	159,321
Provision for commercial risks	46,568	2,992		(1,298)		48,262
Provision for risks and charges on investments and corporate-related transactions	113,602	17,971	(1,797)	(5,104)	(2,435)	122,237
Other provisions	52,916	1,981		(6,973)	(11,000)	36,924
Total	780,678	90,339	(1,797)	(117,746)	1,306	752,780
of which:
non-current portion	484,653					467,984
current portion	296,025					284,796

Provision for taxation and tax risks shows an increase of 12,875 thousand euros mainly for the provision charge of 10,097 thousand euros for taxes, interest and fines relating to the risk of the recovery of VAT deducted on supply transactions for the lease and/or sale of assets, which are the subject of criminal proceedings before the Monza Public Prosecutor’s Office (described in greater detail in the Note “Contingent liabilities, other information, commitments and guarantees”).

Provision for restoration costs refers to the provision for the estimated cost of dismantling tangible assets and the related restoring of the sites, particularly of mobile telephony. The balance is basically unchanged compared to December 31, 2010 (an increase of 730 thousand euros).

Provision for legal disputes decreased by 35,840 thousand euros compared to December 31, 2010 mainly as a result of utilizations during the year in connection with pending disputes. In general, the provision refers to disputes with employees (25,528 thousand euros), social security agencies (1,769 thousand euros) and third parties (132,024 thousand euros).

Provision for risks and charges on investments and corporate-related transactions increased by 8,635 thousand euros as a result of provision charges and utilizations.

Other provisions primarily include the provision for the liberalization of frequencies and proceedings of a regulatory nature with AGCom and the Antitrust Authority. The provision decreased 15,992 thousand euros mainly following the reclassification to the provision for legal disputes of a dispute begun in 2011.

Note 20 – Miscellaneous payables and other non-current liabilities

Miscellaneous payables and other non-current liabilities decreased 90,729 thousand euros compared to December 31, 2010. The composition is as follows:

(thousands of euros)	12/31/2011	12/31/2010

Payables to social security agencies	44,965	65,741
Capital grants	36,263	54,522
Deferred income	473,322	527,420
Payables to subsidiaries	30,157	27,753
Total	584,707	675,436

Payables to social security agencies refer to the residual amount payable to INPS for estimated employee benefit obligations owed under Law 58/1992. Details are as follows:

(thousands of euros)	12/31/2011	12/31/2010

Non-current payables:
Due from 2 to 5 years after the end of the reporting period	27,106	44,309
Due beyond 5 years after the end of the reporting period	17,859	21,432
	44,965	65,741
Current payables	23,326	76,154
Total	68,291	141,895

Capital grants decreased 18,259 thousand euros following the depreciation recorded in the separate income statement on the assets to which the grants refer.

Medium/long-term deferred income includes 461,712 thousand euros for the deferral of revenues from the activation of telephone service (513,488 thousand euros at December 31, 2010).

Payables to subsidiaries refer to payables arising from adoption of the consolidated tax return, principally in reference to Olivetti (10,967 thousand euros) and Telecom Italia Media (8,460 thousand euros).

Note 21 – Trade and miscellaneous payables and other current liabilities

Trade and miscellaneous payables and other current liabilities decreased 132,986 thousand euros compared to December 31, 2010 and are composed of the following:

(thousands of euros)		12/31/2011	of which Financial Instruments IAS 39	12/31/2010	of which Financial Instruments IAS 39

Payables on construction work	(a)	31,173		22,697
Trade payables:
Payables to suppliers		2,331,225	2,331,225	2,434,795	2,434,795
Payables to other telecommunication operators		927,833	927,833	870,273	870,273
Payables to subsidiaries		415,287	415,287	435,628	435,628
Payables to associates and joint ventures		9,769	9,769	14,574	14,574
Payables to other related parties		114,440	114,440	188,584	188,584
	(b)	3,798,554	3,798,554	3,943,854	3,943,854
Tax payables (*)	(c)	62,669		34,031
Miscellaneous payables and other liabilities:
Payables to subsidiaries		58,290		61,194
Payables to other related parties		25,866		26,725
Advances received		15,386		23,613
Tax payables		394,292		306,649
Payables to social security agencies		163,380		214,326
Payables for employee compensation		340,947	340,947	381,332	381,332
Customer-related items		933,813	277,912	1,038,206	291,794
Trade and miscellaneous deferred income		920,250		909,371
Other current liabilities		382,317	219,574	292,539	212,504
Employee benefits (except for employee severance indemnities) for the current portion expected to be settled within 1 year		178,954		173,111
Provisions for risks and charges for the current portion expected to be settled within 1 year		284,796		296,025
	(d)	3,698,291	838,433	3,723,091	885,630
Total	(a+b+c+d)	7,590,687	4,636,987	7,723,673	4,829,484

(*) Analyzed in the Note "Income taxes”.

Further details on Financial Instruments are provided in the Note “Supplementary disclosure on financial instruments”.

Trade payables amount to 3,798,554 thousand euros (3,943,854 thousand euros at December 31, 2010) and decreased 145,300 thousand euros.

Trade payables to subsidiaries total 415,287 thousand euros and mainly refer to amounts due to Telecom Italia Sparkle (90,151 thousand euros) and Matrix (28,471 thousand euros) for telecommunications services, Shared Service Center (144,276 thousand euros) and Telenergia (45,370 thousand euros) for supply contracts. Trade payables to associates total 9,769 thousand euros and mainly refer to supply arrangements with Teleleasing (5,113 thousand euros). Trade payables to other related parties total 114,440 thousand euros and refer specifically to amounts due to the Intesa SanPaolo group (83,137 thousand euros), to the Italtel group (22,927 thousand euros) and to Telefónica (7,442 thousand euros).

Miscellaneous payables and other liabilities amount to 3,698,291 thousand euros and decreased 24,800 thousand euros compared to December 31, 2010. The most important items included in this line item are described below:

•

miscellaneous payables to subsidiaries, amounting to 58,290 thousand euros, principally include payables for the consolidated tax return (35,031 thousand euros, of which 19,322 thousand euros refers to Telecom Italia Media and 5,014 thousand euros to Olivetti). They also include other payables mainly due to Telecom Italia Sparkle (10,214 thousand euros);

•

tax payables, amounting 394,292 thousand euros, refer to VAT payables (218,745 thousand euros), the payables for the government concession tax (90,181 thousand euros) and withholding tax payables to the tax authorities as the substitute taxpayer (77,725 thousand euros);

•

payables to social security agencies include the short-term portion of the amount payable to INPS under Law 58/1992 for 23,326 thousand euros, as described in the Note “Miscellaneous payables and other non-current liabilities”;

•

customer-related items include, among others, payables for deposits made by subscribers for telephone calls and subscriber charges debited in advance;

•

trade and miscellaneous deferred income includes 299,252 thousand euros for interconnection charges, 247,062 thousand euros for the deferral of revenues from the activation of telephone service, 119,894 thousand euros for traffic and charges, 22,730 thousand euros for rental and maintenance contract charges and 13,195 thousand euros for outsourcing contract charges;

•

other current liabilities comprise, among others, lease installments, payables for grants received from the Italian State and the European Union and payables for guarantee deposits and dividends;

•

with regard to employee benefits and provisions, reference should be made to the specific notes.

Note 22 – Contingent liabilities, other information, commitments and guarantees

The most significant arbitration cases and legal or fiscal disputes in which Telecom Italia Sp.A. is involved at December 31, 2011 are described below.

Telecom Italia S.p.A. has posted liabilities totaling 115 million euros for those disputes described below for which the risk of losing the case has been considered at least probable.

a) Significant disputes and pending legal action

Telecom Italia Sparkle – Relations with I-Globe, Planetarium, Acumen, Accrue Telemedia and Diadem: investigation by the Public Prosecutor’s Office of Rome

The immediate trial of the defendants currently subject to precautionary measures (among whom the former chief executive and two former employees of Telecom Italia Sparkle) continues. The alleged offences are transnational conspiracy, tax evasion in league with others, transnational money laundering, reinvestment of unlawful revenues and false registration of ownership of assets. The offences of transnational conspiracy, transnational money laundering and reinvestment of unlawful revenues also constitute predicate offences of the administrative liability of the organisation, pursuant to Legislative Decree no. 231/2001.

In relation to this trial, Telecom Italia Sparkle filed an application to be a civil party in the proceedings against all the defendants which the Court ruled inadmissible at the hearing of December, 18 2010, since it considered such an action incompatible with the company’s position as a subject of investigation pursuant to Legislative decree no. 231/2001.

The investigation of Telecom Italia Sparkle is still ongoing and hence all the documents relating to the proceedings have not yet been disclosed. It therefore follows that, given the complexity of the investigations and the incomplete information currently available, no definitive prediction of the outcome of the case can be formulated, notwithstanding and without prejudice to the defences that Telecom Italia Sparkle will pursue to the fullest extent permitted by law to demonstrate its non-involvement in the matters at issue.

Regarding the effects of a conviction under legislative decree no. 231/2001, in addition to the administrative fines and any interdiction, the profits of the crime would be confiscated, and in the current formulation of the charge by the public prosecutors and without prejudice to the defence considerations that will be developed in relation to this, would total approximately 72 million euros (a sum already guaranteed by bond and already set aside in the 2009 consolidated financial statements). Hence, based on the information available, the company expects no further material effects other than those for which provision has already been made and/or already seized (10 million euros are still under seizure for guarantees related to the proceedings).

So for as fiscal risk is concerned, the Agenzia delle Entrate has not, so far, issued notices of assessment in relation to the claim of the Guardia di Finanza relating to direct taxation (as far as indirect taxes are concerned, in July 2010 Telecom Italia Sparkle paid a proportion of the fines  -25% of the sum imposed- of the whole of the VAT considered to be non-deductible, plus interest, to a total of 418 million euros). In this respect, Telecom Italia Sparkle – supported by the opinion of established professionals – believes that even if this were to happen, the risk of losing such case is merely possible, not probable. As a result, no provision to cover the tax risk for direct taxation has been made.

National tax disputes

As already illustrated in the annual financial Report 2010, the Milan Agenzia delle Entrate, in relation to a number of  property transactions performed in 2005 and 2006 (so-called Magnum Project):

•

in October 2010 notified a formal notice of assessment to the subsidiary Olivetti Multiservices S.p.A. (OMS), which contested the non-legitimate deduction of VAT in the tax years 2005 and 2006 totalling approximately 198 million euros, after recalculation of the so-called “pro-rata of non-deductibility”;

•

in December 2010 the Milan Agenzia delle Entrate respectively served Telecom Italia and OMS, as jointly obliged parties, two notices of demand relating to property transfers made in December 2005 to the Raissa and Spazio Industriale funds, for which the companies in question were accused of non-payment of stamp duty and mortgage tax, requesting payment of approximately 61 million euros in tax, interest and fines.

•

in March 2011 it served both Telecom Italia S.p.A and OMS, two notices of demand relating to property transfers made in March 2006 to the Raissa and Spazio Industriale funds, for which the companies in question were accused of non-payment of stamp duty and mortgage tax, consequently requesting payment of approximately 10 million euros in tax and interest.

As far as the notices of demand for stamp duty and mortgage tax are concerned, since these notices are definitive, the companies propose to appeal to the Milan Provincial Tax Commission, requesting cancellation of the notices as well as suspension of the collection proceedings currently underway. The companies have also filed an application for an internal review and suspension with the competent offices of the Agenzia delle Entrate.

Last February 2012, the Milan Agenzia delle Entrate filed a brief with the Milan Tax Commission in which it notified its in toto cancellation of all the notices of demand, declaring the consequent cessation of matters to dispute.

As regards the formal notice relating to VAT however, the Agenzia delle Entrate contested that OMS had applied an unwarranted deduction of VAT on the purchase of properties assigned to the Raissa and Spazio Industriale Funds. On this matter the Company considers, supported by the opinion of established professionals, that it operated in full compliance with tax laws and that the claims made by the Agenzia should therefore be considered to be unfounded in law, the risk associated with such claims was therefore deemed possible.

Investigation by the Public Prosecutor’s Office of Monza

Criminal proceedings are currently pending before the Public Prosecutor’s Office of Monza as part of the preliminary investigation of a number of subjects , among whom some employees of the Company, relative to supply under lease and/or sale of assets transactions which would constitute various offences committed   against Telecom Italia, among others.

On December, 16 2011 Telecom Italia, the injured party in the aforesaid criminal proceedings, filed a civil compliantaction against persons unknown with the Public Prosecutor’s Office of Monza.

However, in relation to the transactions cited, Telecom Italia deemed assessment  of the risk of recovery of the deducted VAT, as well as interest and fines, setting aside approximately 10 million euros for risk provision.

Application for indictment of Telecom Italia S.p.A. for an administrative offence pursuant to Legislative Decree no. 231/2001.

In December 2008 Telecom Italia received notification of the application for its committal for trial for the administrative offence specified in articles 21 and 25, subsections 2 and 4, of legislative decree no. 231/2001 in relation to affairs involving several former employees and  former collaborators of the Company charged – among other things – with offences involving corruption of public officials, with the object of acquiring information from confidential files. In May 2010 Telecom Italia was definitively no longer a defendant in the criminal trial, the Judge having approved the motion for settlement of the proceedings presented by the Company (plea bargaining) .

The trial phase of the proceedings, currently underway, started in September 2010 before Section One of the Milan Court of Assizes. During the first sessions, Telecom Italia filed its application to be a civil party in the proceedings against all the defendants committed for trial, for all the offences they are accused of, including the crimes of corruption and criminal conspiracy. The Company's application to be a civil party in the proceedings was granted  by the Court  on January, 26 2011. Telecom Italia is also the party with civil liability in relation to 11 persons charged with criminal conspiracy, corruption and hacking committed  against a total of 32 civil parties. Telecom Italia Latam and Telecom Italia Audit and Compliance Services remain civil parties in the trial for damages deriving from crimes other than unlawful appropriation.

In relation to the details of the requests for the Company to pay and/or indemnify third parties, it should be noted that, given the current state of play and on the basis of the elements available that can be used for estimates, it is deemed possible that the Company could lose such proceedings. As regards one case only, on the basis of the available information and the state of the legal proceedings, a negative outcome is considered probable. As a result a specific provision of a relatively minor amount, which fully covers the risk has been made.

─ ● ─

It should be noted that for some disputes, described below, on the basis of the information available at the closing date of the financial statements  and with particular reference to  the complexity of the proceedings, to their progress, and to elements of uncertainty of a technical - trial nature, it was not possible to  make a reliable estimate of the size and/or times of any payments. Moreover, in the case in which the diffusion of information relative to the dispute could seriously jeopardise the position of Telecom Italia or its subsidiaries, only the general nature of the dispute is described.

Antitrust Case A426

On May, 13 2010, following a complaint lodged by Fastweb, the Italian Antitrust Authority (AGCM) started an investigation into an alleged abuse of dominant position by Telecom Italia. According to Fastweb, Telecom Italia acted so as to exclude its competitors in the public tenders held in 2010 by Consip and Enel for the award of contracts for fixed telephony services and IP connectivity. In particular, according to the complainant, Telecom Italia did not provide its competitors with some pieces of information of a technical-economic nature that were allegedly essential for the submission of competitive bids, and provided its retail divisions with network services at more favourable conditions than those applied to all other operators.

Fastweb had previously filed a similar complaint to AGCom which wholly dismissed the case in a note issued on May, 26 2010.

While reiterating that it had always acted in full compliance with the applicable regulations, Telecom Italia filed a proposal of undertakings in order to remove all the concerns set forth in the AGCM decision to open the investigation. Considering that said proposal was not manifestly meritless, AGCM published it on its website on July, 29 2011, inviting comments from interested third parties.

Telecom Italia subsequently  presented  amendments to the proposal of undertakings, which the interested third parties made comments on. Telecom Italia submitted its responses  to the comments from interested third parties on both proposals.

Since the procedure to evaluate the undertakings is still underway, it is not possible to opine about the outcome of the proceedings.

Antitrust Case A428

On June, 23 2010, prompted by complaints filed by Wind and Fastweb, AGCM started an investigation into two alleged abuses of dominant position by Telecom Italia. Firstly, according to Wind, Telecom Italia allegedly hindered or delayed the activation of services, by means of unjustified and spurious refusals ( so-called K.O.) Moreover, according to both complainants, Telecom Italia allegedly offered its access services to final customers at economic and technical conditions that could allegedly not be matched by competitors purchasing wholesale access services from Telecom Italia itself, only in those geographic areas of the Country where disaggregated access services to the local network are available, and hence where other operators can compete more fiercely.

In any case, with reference to one of the offers complained of (relating to an invitation to tender issued by the Florence municipal authority), on February, 1 2011, AGCom closed its investigation on the economic terms of Telecom Italia’s offer with regard to traffic services, after verifying that it could be matched by its competitors.

While reiterating that it had always acted in full compliance with the applicable regulations, Telecom Italia filed a proposal of undertakings in order to remove all the concerns set forth in the AGCM decision to open the investigation. Considering that said proposal was not manifestly meritless, AGCM published it on its website on August, 5 2011, inviting comments from interested third parties.

On March, 26 2012, AGCM rejected Telecom Italia’s proposal of undertakings; the investigation set to be concluded on September, 30 2012 therefore continues. At present, it is not possible to opine about the outcome of the proceedings.

Dispute relative  to "Adjustments on concession charges" for the years 1994-1998

Some disputes filed in the past by Telecom Italia and Tim are still pending. These relate to the Ministry of Communications' request for payment of the balance of the amounts paid in concession charges for the years 1994-1998.

FASTWEB

The disputes pending  before the Court of Milan named "Impresa Semplice" and "Winback" have been settled between the parties.

The arbitration started by Fastweb in January 2011 by virtue of which the competitor requested compensation for presumed damages totalling 146 million euros incurred following alleged non-compliance with the provisions contained in the contract for the supply of the “unbundling of the local loop” (LLU) service is, on the contrary, ongoing. In particular, Fastweb complained that, in the period from July 2008 to June 2010, Telecom Italia had refused, unlawfully, to execute approximately 30,000 requests to migrate customers to the Fastweb network. Telecom Italia filed an appearance, submitting a counterclaim.

VODAFONE

In July 2006 Vodafone brought a case for compensation for damages (initially quantified as approximately 525 million euros, and subsequently adjusted to 759 million euros) before the Milan Appeal Court. The case involves a presumed abuse of its dominant position by Telecom Italia, which allegedly exploited its position in the fixed telephony markets to strengthen its position in the closely connected mobile communication services market, which tended to exclude and hence damage its competitor.

Telecom Italia filed an appearance, fully contesting the claims of the other party.

In a judgement on November, 2 2011, the Appeal Court declared that it was not competent in this matter and referred the case to the Civil Court. The terms for the resumption of the Vodafone case before the Milan Court are pending.

H3G

The following disputes with H3G are still outstanding:

•

a case brought by H3G for compensation for damages of 122 million euros alleging presumed discriminatory behaviour and unfair competition by Telecom Italia against H3G in relation to fixed-mobile termination tariffs in the period 2008/2010. Telecom Italia has filed an appearance contesting the other party's claims and submitting, alternatively, a counterclaim for 465 million euros;

•

a case brought by Telecom Italia for compensation of 230 million euros for damages related to the termination charges applied to it by H3G that were higher than those applied to other operators in the period between September 2005 and February 2008;

•

a case brought by H3G for compensation for presumed damages consequent to alleged discriminatory behaviour by Telecom Italia in the market for calls from its mobile network to H3G network customers. In particular, according to the complainant, Telecom Italia is accused of applying to its own sales divisions fees lower than those applied to H3G from April 2008. The damages claimed have been quantified as approximately 120 million euros. Telecom Italia has filed an appearance contesting the claims and submitting a counterclaim for 260 million euros;

•

an appeal by Telecom Italia before the Rome Appeal Court against the arbitration awards on the subject of mobile-mobile termination tariffs for the period between September 2005 and December 2007, which ordered Telecom Italia to pay the sum of approximately 87 million euros (of which approximately 58 million euros already declared enforceable);

•

a case started by H3G claiming compensation for presumed damages consequent to alleged violation of the mobile customer portability procedures. The damages claimed have been quantified as approximately 60 million euros. Telecom Italia has filed an appearance contesting the claims and submitting a counterclaim for 20 million euros;

•

an injunction sought by Telecom Italia to recover approximately 21 million euros for additional costs already paid to H3G for the period from July 2010 to February 2011, after the repricing of the termination tariffs on the H3G mobile network (resolution 667/08/Cons).

FEDERAZIONE ANTI PIRATERIA AUDIOVISIVA (FAPAV)

In June 2010, the antipiracy group Federazione Anti Pirateria Audiovisiva (FAPAV) issued proceedings against Telecom Italia in the Rome Court for compensation of the presumed damages (quantified at 320 million euros) resulting from its non-prevention of the illicit downloading of films by customers of the Company accessing certain websites. According to the claimant, Telecom Italia did not adopt the necessary technical and administrative measures to prevent the illegal use of its network. Fapav also asked that the Company provide the Judicial Authorities with information identifying the customers involved in the alleged unlawful activities.

These proceedings follow a precautionary procedure at the end of which the Rome Court excluded both the liability of Telecom Italia in relation to the information carried, and the obligation to suspend the internet access service of which Telecom Italia is merely a supplier. The Court limited itself to ordering the Company to supply all the information in the Company’s possession on the alleged unlawful activity, apart from information identifying the subjects involved.

Telecom Italia, which has already complied with the order, entered an appearance in this case, asking that the claims of the other party be rejected in their entirety. The Italian association of authors and publishers, SIAE, joined these proceedings to support FAPAV’s argument.

WIND

In a writ issued in January 2012 Wind issued proceedings against Telecom Italia for compensation of alleged damages (quantified in 90 million euros) deriving from alleged unfair competition caused by the refusal to activate service requests in the period July 2009 - October 2010; the plaintiff's main statement alleges that such strategy of unfair competition was enacted by Telecom Italia both through alleged “technical boycotting”  of service activation requests, and through offers and discounts tailored to customers interested in Wind' s offers. Such conduct, with which Telecom Italia is charged, has already been  the subject of grievance  by Wind and Fastweb  before the Anti-trust authority, which initiated  proceedings A428. Telecom Italia is filing an appearance contesting the claims of the other party.

EUTELIA and VOICEPLUS

In June 2009, Eutelia and Voiceplus asked that alleged acts of abuse by Telecom Italia of its dominant position in the premium services market (based on the public offer of services provided through so-called Non Geographic Numbers) be investigated. The complainants quantified their damages at a total of approximately 730 million euros.

The case follows a precautionary procedure in which the Milan Appeal Court prohibited certain behaviours relating to the management of the Company’s financial relations with Eutelia and Voiceplus concerning the Non Geographic Numbers for which Telecom Italia managed the revenues from the end customers, on behalf of  such OLOs and in the light of regulatory requirements. Telecom Italia filed an appearance, asking that the demand for compensation be rejected in its entirety.

TELEUNIT

With a writ issued in October 2009 before the Milan Appeal Court, Teleunit asked for alleged acts of abuse by Telecom Italia of its dominant position in the premium services market to be investigated. The complainant quantified its damages at a total of approximately 362 million euros. Telecom Italia filed an appearance, contesting the claims of the other party.

POSTE

There are some pending actions brought Ing. C. Olivetti & C. S.p.A. (now Telecom Italia) against Poste, the Italian postal service, concerning non-payment by Poste of services rendered under a series of contracts to supply IT goods and services. The judgements issued in the lower court established an outcome that was partially favourable to the ex-Olivetti, and have been appealed against by Poste in individual rehearings.

In this respect, while a judgement of the Rome Appeal Court confirmed one of the outstanding payables to Telecom Italia, another judgement by the same Court declared void one of the disputed contracts. After this judgement, Poste issued a writ for the return of approximately 58 million euros, opposed by Telecom Italia, given that the judgement of the Court of Cassation considering amendment of the above judgement is still pending.

In its opposition and appeal for suspension of execution, Telecom Italia argued that it had not been ordered to pay specific restitution at that time, and hence there was no valid right to execute the judgement. Accepting this argument, the Rome Court suspended execution.

Gruppo Elitel Telecom S.p.A.

A dispute was recently started by Fallimento Elinet S.p.A. against  its former administrators, auditors and auditing companies as well as against Telecom Italia, in relation to which claims were formulated regarding the alleged  performance by Telecom Italia, of management and co-ordination activities of the Elitel Group (alternative operator present on the market, in which the Company has never had any type of interest), allegedly also  enacted by playing the card of trade receivables management. The receiverships of Elitel s.r.l. and of  Elitel Telecom S.p.A. (at the time the parent company of the Elitel Group) were also party to these proceedings.The economic claims advanced by the three  receiverships  amount  to a total of 282 million euros. Telecom Italia is filing an appearance, fully contesting the statements of the other party.

b) Other information

Dispute concerning the concession charge for 1998

Telecom Italia has issued proceedings against the Presidenza del Consiglio dei Ministri (the office of the Prime Minister) before the Rome Court for compensation of the damage caused by the Italian State through appeal judgement no.7506/09 by the Consiglio di Stato (Council of State) that, in the view of the Company, violates the principles of current European community law.

The main claim which the proceedings are founded on is based on community jurisprudence that recognises the right to assert the responsibility of the State in relation to violation of rights recognised in community law and injured by a judgement that has become definitive, in respect of which no other remedy may be applied. The aforementioned judgement of the Council of State definitively denied the right of Telecom Italia to restitution of the concession charge for 1998 (totalling 386 million euros for Telecom Italia and 143 million euros for Tim, plus interest), already rejected by the Lazio regional administrative court despite the favourable and binding opinion of the European Court of Justice on 23 February 2008 concerning the conflict between EC Directive 97/13 on general authorisations and individual licences in the telecommunications services industry, and the national regulations that had deferred, for 1998, the obligation to pay the fee payable by telecommunications concession holders, despite the intervening deregulation process. The Company then proposed an alternative compensation claim, within the sphere of the same proceedings, for tort pursuant to art. 2043 of the Italian Civil Code. The compensation claimed has been quantified as approximately 529 million euros, plus legal interest and revaluation. The Avvocatura di Stato filed an appearance and submitted a counterclaim for the same sum. The case, as regards the main claim, is subject to eligibility analysis by the Court, which declared the inadmissibility of Telecom Italia's main claim (case for damages for manifest breach of  community law pursuant to law 117/88). The Court's decision was however amended by the Court of Appeal of Rome (after appeal by the Company) which declared Telecom Italia's claim admissible. Consequently the proceedings will  continue on both claims made by Telecom Italia.

The case brought by Telecom Italia to the Consiglio di Stato  on January, 15 2011 for revocation of the judgement that is the object of the proceedings is also still pending.

Mobile Telephony: investigation of Dealers

During 2011 the activities to verify and regularise the prepaid SIM cards which had been activated in 2005-2008 and not correctly associated with a customer identity document continued. The activities performed led to a reduction of approximately 65% of the "non-compliant" sim-cards compared to the start of the year.

A new regularization process which involves post-sales blocking of all the remaining cards was introduced in July and continued until December 2011. Thanks to this solution, the cards subject to post-sales blocking  can no longer perform commercial operations such as top-ups, participation in offers, contractual profile changes, etc. except after regularisation. As a result of the actions taken, by the end of 2011 only 248 thousand sim-cards are still to be regularised (when regularisation activities commenced, approximately 5.5 million sim-cards were not correctly associated with an identity document and, at the beginning of 2011, approximately 723 thousand cards were still to be regularised).

At December, 31 2011, the investigations of the Milan Public Prosecutor into SIM cards with incorrect user registrations, previously examined in the Greenfield Project – the results of which were illustrated in the Annex to the 2010 Corporate Governance and Share Ownership report – and of the phenomenon also pointed out in the Greenfield Project reported by Deloitte Financial Advisory Services on irregular postponement of the natural expiry date (13 months after the last top-up or other chargeable post-sales action) of approximately 2.5 million prepaid SIM cards, continued.

In addition and in relation to a different affair, on March, 21 2012 Telecom Italia was served notice of the conclusion of the preliminary enquiries pursuant to art. 415 bis of the code of criminal procedure, from which it emerged that the Company is currently subject to investigation by the Milan Public Prosecutor  pursuant to Legislative Decree 231/2001 for the offences of receiving stolen goods (art. 648 of the penal code) and fraud of which fourteen employees of the so-called "canale etnico" of Telecom Italia are charged, jointly with several dealers ( to a total of 99 individuals subject to investigation for having made fake registrations  of about 109,000 sim-cards).

Within the sphere of the proceedings in question, the Company as the injured party damaged by such conduct, had brought an action and subsequent addition in the years 2008 and 2009 providing for the prompt suspension of the employees involved.

As the injured party Telecom Italia will be bringing a civil action .

c) Commitments and guarantees

Guarantees for 12,617,033 thousand euros, net of back-to-back guarantees received for 196 thousand euros, by Telecom Italia on behalf of subsidiaries (of which 9,003,787 thousand euros relates to Telecom Italia Capital, 3,394,199 thousand euros to Telecom Italia Finance, 61,419 thousand euros to Telecom Italia Media, 57,183 thousand euros to Lan Med Nautilus and 54,799 thousand euros to Telenergia).

Purchase commitments outstanding at December, 31 2011 amount to 172,000 thousand euros and refer mainly to  commitments on long-term operating lease contracts. There are no sale commitments outstanding at December, 31 2011.

The Company issued "weak" comfort letters, for a total of 385 thousand euros, on behalf of Telecom Italia Sparkle North America on vendor financing (for the supply of goods and services).

Guarantees were provided by third parties to Group companies for 3,301,216 thousand euros to  guarantee financing received (2,862,233 thousand euros) and performance under outstanding contracts (438,983 thousand euros, of which 45,231 thousand euros posted by Assicurazioni Generali).

Among the other guarantees provided by third parties for Telecom Italia S.p.A.’s obligations are two guarantees in favour of the Ministry of Economic Development for the auction to assign the user rights for the 800, 1800 and 2600 MHz frequencies. The guarantees amount, respectively, to 37,810 thousand euros (for the commitment undertaken by the Company to build equipment networks according to   eco-sustainability characteristics) and 455,830 thousand euros (for the request to pay back the total amount owed over a period of 5 years).

Details of the main guarantees received for EIB financing at December 31, 2011 are as follows:

Issuer

Amount (thousands of euros)(1)

BBVA - Banco Bilbao Vizcaya Argentaria	603,500
Intesa SanPaolo	471,250
Sumitomo	109,250
Bank of Tokyo - Mitsubishi UFJ	253,750
Banco Santander	138,750
Barclays Bank	75,000
CARIGE	92,000
Natixis	84,000
SACE	105,000
Citibank	27,500

(1)

Relative to loans issued by EIB for Tim Rete Mobile, Telecom Italia Breitband Infrastruktur Deutschland, Telecom Italia Media Digital Network and Telecom Italia Banda Larga Mezzogiorno Projects.

Note 23 – Revenues

Revenues decreased 940,356 thousand compared to 2010. The composition is as follows:

(thousands of euros)		2011	2010

Sales:
telephone equipment		907,474	863,903
other sales		1,046	2,426
	(a)	908,520	866,329
Services:
Traffic		6,674,138	7,568,584
Subscription charges		7,660,818	7,758,075
Fees		328,572	341,936
Value-added services (VAS)		2,110,848	1,973,853
Recharges of prepaid cards		30,385	35,426
Sundry income(*)		331,714	441,148
	(b)	17,136,475	18,119,022
Total	(a+b)	18,044,995	18,985,351

(*)

Includes 8,839 thousand euros for royalties (47,680 thousand euros in 2010), of which 5,029 thousand euros is from Olivetti (8,764 thousand euros in 2010).

Revenues are presented gross of amounts due to other TLC operators (1,689,214 thousand euros), which are also included in “Costs of services”.

Note 24 – Other income

Other income increased 36,547 thousand euros compared to 2010. Details are as follows:

(thousands of euros)	2011	2010

Compensation for late payment of regulated telephone services	57,559	59,139
Release of provisions and other payable items	3,598	1,177
Recovery of costs, employee benefits and services rendered	27,910	44,032
Capital and operating grants	22,300	35,292
Damage compensation and penalties	27,293	15,373
Other income	108,065	55,165
Total	246,725	210,178

Note 25 – Acquisition of goods and services

Acquisition of goods and services decreased 327,205 thousand euros compared to 2010. Details are as follows:

(thousands of euros)		2011	2010

Acquisition of raw materials and merchandise	(a)	1,088,624	895,397
Costs of services:
Revenues due to other TLC operators		1,689,214	2,009,222
Interconnection costs		39,725	45,916
Commissions, sales commissions and other selling expenses		548,590	621,002
Advertising and promotion expenses		334,140	361,523
Professional and consulting services		163,310	154,603
Utilities		340,038	302,668
Maintenance		164,761	148,343
Outsourcing costs		477,556	490,503
Mailing and delivery expenses for telephone bills, directories and other materials to customers		58,888	62,606
Distribution and logistics		35,287	36,183
Travel and lodging costs		44,937	52,269
Insurance		33,727	31,437
Other service expenses		517,140	596,308
	(b)	4,447,313	4,912,583
Lease and rental costs:
Property lease costs		487,663	469,476
TLC circuit lease rents and rents for use of satellite systems		125,516	158,084
Other lease and rental costs		174,667	215,448
	(c)	787,846	843,008
Total	(a+b+c)	6,323,783	6,650,988

Note 26 – Employee benefits expenses

Employee benefits expenses decreased 483,153 thousand euros, compared to 2010. Details are as follows:

(thousands of euros)		2011	2010

Employees benefits expenses
Wages and salaries		1,894,479	1,995,306
Social security expenses		709,027	738,084
Employee severance indemnities		(63,981)	34,262
Other employee benefits		46,848	60,706
	(a)	2,586,373	2,828,358
Costs and provisions for temp work	(b)	1,507	5,272
Miscellaneous expenses for personnel and other labor-related services rendered
Remuneration of personnel other than employees		6,177	5,381
Charges for termination benefit incentives		31,644	43,316
Expenses for mobility under Law 223/91		9,000	244,947
Other		3,375	(6,045)
	(c)	50,196	287,599
Total	(a+b+c)	2,638,076	3,121,229

The average equivalent headcount of the salaried workforce is 46,206 in 2011 (50,076 in 2010). A breakdown by category is as follows:

(headcount)	2011	2010

Executives	766	845
Middle Management	3,309	3,493
White collars	42,131	45,738
Blue collars	-	-
Employees on payroll	46,206	50,076
Employees with temp work contracts	-	-
Total employees	46,206	50,076

Employees in service at December 31, 2011 number 47,801 (49,636 at December 31, 2010), with a reduction of 1,835.

Note 27 – Other operating expenses

Other operating expenses increased 38,698 thousand euros compared to 2010. The composition is as follows:

(thousands of euros)	2011	2010

Impairments and expenses in connection with credit management	359,314	310,180
Provision charges	48,026	51,812
TLC operating fees and charges	56,705	52,910
Indirect duties and taxes	79,487	91,677
Penalties, settlement compensation and administrative fines	59,403	105,382
Association dues and fees, donations, scholarships and traineeships	19,770	21,482
Sundry expenses	81,837	32,401
Total	704,542	665,844
of which, included in the Supplementary disclosure on financial instruments	359,314	310,180

Further details on Financial Instruments are provided in the Note “Supplementary disclosure on financial instruments”.

Note 28 – Changes in inventories

The change in inventories is a positive 13,289 thousand euros (a negative 56,589 thousand euros in 2010). The increase is particularly correlated to the need to guarantee equipment availability, mainly regarding mobile telephony, in marketing campaigns.

The amount takes into account the writedowns made to adjust the value of fixed and mobile equipment to estimated realizable value (10,406 thousand euros).

Note 29 – Internally generated assets

Internally generated assets amount to 361,779 thousand euros, decreasing 25,963 thousand euros compared to 2010 mainly as a result of the transfer of the IT operations line of business to the subsidiary SSC in 2010.  The costs for internally generated assets refer to the capitalization of direct and indirect labor to “intangible assets with a finite useful life” (115,254 thousand euros) - for dedicated technical staff primarily for software development - and to “tangible assets owned” (246,525 thousand euros) - for dedicated technical staff engaged in the executive design, construction and testing of network installations.

Note 30 – Depreciation and amortization

Depreciation and amortization decreased 314,451 thousand euros compared to 2010. The composition is as follows:

(thousands of euros)		2011	2010

Amortization of intangible assets with a finite useful life:
Industrial patents and intellectual property rights		1,136,578	1,290,710
Concessions, licenses, trademarks and similar rights		149,127	148,342
Other intangible assets		180,549	157,534
	(a)	1,466,254	1,596,586
Depreciation of tangible assets owned:
Buildings (civil and industrial)		41,253	39,493
Plant and equipment		2,037,861	2,207,301
Manufacturing and distribution equipment		11,568	10,796
Other		121,143	137,074
	(b)	2,211,825	2,394,664
Depreciation of tangible assets held under finance leases:
Buildings (civil and industrial)		110,133	109,781
Other		4,565	6,197
	(c)	114,698	115,978
Total	(a+b+c)	3,792,777	4,107,228

Note 31 – Gains (losses) on disposals of non-current assets

Gains (losses) on disposals of non-current assets increased 5,620 thousand euros compared to 2010.  The composition is as follows:

(thousands of euros)		2011	2010

Gains on disposals of non-current assets:
Gains on the retirement/disposal of intangible and tangible assets		17,353	2,782
	(a)	17,353	2,782
Losses on disposals of non-current assets:
Losses on the retirement/disposal of intangible and tangible assets		26,928	6,737
	(b)	26,928	6,737
Total	(a-b)	(9,575)	(3,955)

In particular, gains on disposals of non-current assets include 14,805 thousand euros for the gain on the contribution of trademarks and patents to Olivetti S.p.A. (14,792 thousand euros net of incidental expenses).

Losses on disposals of non-current assets mostly refer to the disposal of tangible assets particularly for the replacement and subsequent disposal of dedicated mobile telephony plant.

Note 32 – Impairment reversals (losses) on non-current assets

Net impairment losses on non-current assets total 5,379,650 thousand euros (8,554 thousand euros in 2010).

The line item includes 5,376,000 thousand euros for the impairment charge on the goodwill referring to domestic activities. In particular, in preparing the annual financial statements, Telecom Italia S.p.A. repeated the impairment test that had been performed in the first half of 2011. The macroeconomic and market picture was marked by a deceleration in the higher growth economies and fears of a recession in the mature ones. Added to this was an escalation, in the second half of the year, of financial market pressures, with particular reference to the trend of interest rates. The test therefore took into account such deterioration of the financial markets and also the worsening of the prospects of the reference market of the company. Further details are provided in the Note “Goodwill”.

Impairment losses also include 3,650 thousand euros relating to network materials no longer usable and telephone systems in the process of being replaced with new technologically advanced materials.

Note 33 – Income (expenses) from investments

Details are as follows:

(thousands of euros)	2011	2010

Dividends	253,806	2,356,969
Net gains on disposals of investments	40,994	300
Impairments of financial assets	(442,472)	(561,604)
Total	(147,672)	1,795,665
of which included in the Supplementary disclosure on financial instruments	687	804

In particular:

•

2011 dividend income relates primarily to Telecom Italia Sparkle (250,000 thousand euros); dividends in 2010 included 2,000,000 thousand euros from Telecom Italia International and 345,000 thousand euros from Telecom Italia Deutschland Holding;

•

gains on the sale of investments mainly refer to the gain, net of incidental expenses, arising from the sale of the subsidiary Loquendo S.p.A. on September 30, 2011;

•

impairments essentially refer to the writedown of the investments in Matrix (130,381 thousand euros), Telecom Italia Media (45,334 thousand euros) and Telecom Italia Sparkle (198,600 thousand euros) on the basis of the results of the impairment test, Olivetti (36,067 thousand euros) and Telecom Italia Deutschland Holding GMBH (13,038 thousand euros);

•

in 2010, impairments basically included the writedown of the investments in Telecom Italia Deutschland Holding (352,358 thousand euros, following the reduction in the equity of the company after the distribution of reserves), Telecom Italia Media (162,000 thousand euros, on the basis of the results of the impairment test), Olivetti (18,365 thousand euros), Tiglio I (13,498 thousand euros) and SSC (10,455 thousand euros).

Note 34 – Finance income and Finance expenses

Finance income

Finance income decreased 280,917 thousand euros compared to 2010. The composition is as follows:

(thousands of euros)		2011	2010

Interest income and other finance income:
Income from financial receivables, recorded in Non-current assets		650	32
Income from financial receivables from subsidiaries, recorded in Non-current assets		2,163	1,275
Income from financial receivables from associates, recorded in Non-current assets		6	4
Income from securities other than investments, recorded in Current assets		46,104	41,096
Income other than the above:
Interest income		39,549	15,912
Interest income from subsidiaries		3,127	1,664
Interest income from associates		3	-
Foreign exchange gains		76,791	59,002
Income from fair value hedge derivatives		200,022	296,636
Reversal of the Reserve for cash flow hedge derivatives to the separate income statement (interest rate component)		222,835	220,295
Income from non-hedging derivatives		878,371	952,636
Miscellaneous finance income		5,256	40,695
	(a)	1,474,877	1,629,246
Positive fair value adjustments to:
Fair value hedge derivatives		81,790	174,549
Underlying financial assets and liabilities of fair value hedges		20,641	13,280
Non-hedging derivatives		960,610	1,001,760
	(b)	1,063,041	1,189,589
Total	(a+b)	2,537,918	2,818,835
of which included in the supplementary disclosure on financial instruments		1,912,516	2,027,355

Finance expenses

Finance expenses decreased 386,530 thousand euros compared to the 2010. The composition is as follows:

(thousands of euros)		2011	2010

Interest expenses and other finance expenses:
Interest expenses and other costs relating to bonds		1,019,425	1,086,133
Interest expenses relating to subsidiaries		442,494	488,971
Interest expenses relating to associates		22,760	27,423
Interest expenses to banks		113,880	86,321
Interest expenses to others		142,627	175,714
Commissions		45,495	57,633
Foreign exchange losses		77,652	63,183
Charges from fair value hedge derivatives		164,794	201,539
Reversal of the Reserve for cash flow hedge derivatives to the separate income statement (interest rate component)		497,134	541,479
Charges from non-hedging derivatives		878,332	961,537
Miscellaneous finance expenses		99,756	112,238
	(a)	3,504,349	3,802,171
Negative fair value adjustments to:
Fair value hedge derivatives		20,307	11,951
Underlying financial assets and liabilities of fair value hedge derivatives		106,651	158,533
Non-hedging derivatives		955,575	1,000,757
	(b)	1,082,533	1,171,241
Total	(a+b)	4,586,882	4,973,412
of which, included in the supplementary disclosure on financial instruments		3,500,038	3,704,912

For purposes of greater clarity, the following table presents a summary of the net effects of the outstanding balances relating to derivative financial instruments:

(thousands of euros)		2011	2010

Exchange gains		76,791	59,002
Exchange losses		(77,652)	(63,183)
Net exchange gains and losses		(861)	(4,181)
Income from fair value hedge derivatives		200,022	296,636
Charges from fair value hedge derivatives		(164,794)	(201,539)
Net result from fair value hedge derivatives	(a)	35,228	95,097
Positive effect of the Reversal of the Reserve for cash flow hedge derivatives to the separate income statement for the interest rate component		222,835	220,295
Negative effect of the Reversal of the Reserve for cash flow hedge derivatives to the separate income statement for the interest rate component		(497,134)	(541,479)
Net effect of the Reversal of the Reserve for cash flow hedge derivatives to the separate income statement for the interest rate component	(b)	(274,299)	(321,184)
Income from non-hedging derivatives		878,371	952,636
Charges from non-hedging derivatives		(878,332)	(961,537)
Net result from non-hedging derivatives	(c)	39	(8,901)
Net result from derivatives	(a+b+c)	(239,032)	(234,988)
Positive fair value adjustments to fair value hedge derivatives		81,790	174,549
Negative fair value adjustments to underlying financial assets and liabilities of fair value hedge derivatives		(106,651)	(158,533)
Net fair value adjustments	(d)	(24,861)	16,016
Positive fair value adjustments to underlying financial assets and liabilities of fair value hedge derivatives		20,641	13,280
Negative fair value adjustments to fair value hedge derivatives		(20,307)	(11,951)
Net fair value adjustments	(e)	334	1,329
Net fair value adjustments to fair value hedge derivatives and underlyings	(d+e)	(24,527)	17,345
Positive fair value adjustments to non-hedging derivatives	(f)	960,610	1,001,760
Negative fair value adjustments to non-hedging derivatives	(g)	(955,575)	(1,000,757)
Net fair value adjustments to non-hedging derivatives	(f+g)	5,035	1,003

Note 35 – Related party transactions

In accordance with art. 5, paragraph 8 of Consob Regulation 17221 of March 12, 2010 concerning “related party transactions” and the subsequent Consob Resolution 17389 of June 23, 2010, no significant transactions were entered into as defined by art. 4, paragraph 1, letter a) of the aforementioned regulation or other transactions with related parties which had a major impact on the financial position or on the results of Telecom Italia S.p.A..

Furthermore, there were no changes or developments regarding the related party transactions described in the 2010 report on operations which had a significant effect on the financial position or on the results of Telecom Italia S.p.A. in 2011.

Transactions with related parties, when not dictated by specific laws, are usually conducted at arm’s length. Furthermore, the transactions are subject to an internal procedure (adopted by resolution of the Board of Directors on November 4, 2010, pursuant to the Regulation adopted by Consob with Resolution 17221/2010, which can be consulted on the Company’s website at the following address: www.telecomitalia.com., section Governance, channel governance system), which defines procedures and timing for verification and monitoring.

The following tables present the balances relating to transactions with related parties and the incidence of those amounts on the separate income statement, statement of financial position and statement of cash flows of Telecom Italia S.p.A..

The effects on the individual line items of the separate income statements for the years 2011 and 2010 are as follows:

SEPARATE INCOME STATEMENT LINE ITEMS 2011 (thousands of euros)	Total	Related parties
		Subsidiaries	Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties(*)	Pension funds	Key managers	Total Related parties	% incidence on financial statement line item

Revenues	18,044,995	250,258	90,114	2,106	184,866	4	-	527,348	2.9
Other income	246,725	13,497	367	-	2	-	-	13,866	5.6
Acquisition of goods and services	6,323,783	1,093,851	9,284	28,271	57,468	-	-	1,188,874	18.8
Employee benefits expenses	2,638,076	54	-	-	3,845	77,110	14,998	96,007	3.6
Other operating expenses	704,542	21,025	25	-	270	-	-	21,320	3.0
Gains (losses) on disposals of non-current assets	(9,575)	14,792	-	-	-	-	-	14,792	-
Income (expenses) from investments	(147,672)	253,051	220	-	85	-	-	253,356	-
Finance income	2,537,918	419,589	4	-	254,148	-	-	673,741	26.5
Finance expenses	4,586,882	2,284,042	39,755	-	66,049	-	-	2,389,846	52.1

(*)

Other related parties through directors, statutory auditors and key managers.

SEPARATE INCOME STATEMENT LINE ITEMS 2010 (thousands of euros)	Total	Related parties
		Subsidiaries	Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties(*)	Pension funds	Key managers	Total Related parties	% incidence on financial statement line item

Revenues	18,895,351	233,857	126,606	2,677	189,754	10	-	552,904	2.9
Other income	210,178	25,238	1,748	-	4,146	139	-	31,271	14.9
Acquisition of goods and services	6,650,989	1,136,742	19,451	15,728	54,100	-	-	1,226,021	18.4
Employee benefits expenses	3,121,229	48	-	-	3,973	80,886	14,173	99,080	3.2
Other operating expenses	665,844	380	17	-	46	-	-	443	-
Income (expenses) from investments	1,795,665	2,356,050	180	-	66	-	-	2,356,296	-
Finance income	2,818,835	411,947	7	4	123,649	-	-	535,607	19.0
Finance expenses	4,973,412	2,557,012	37,070	-	47,342	-	-	2,641,424	53.1

(*)

Other related parties through directors, statutory auditors and key managers.

The effects on the individual line items of the statements of financial position at December 31, 2011 and at December 31, 2010 are as follows:

STATEMENT OF FINANCIAL POSITION LINE ITEMS AT 12/31/2011 (thousands of euros)	Total	Related parties
		Subsidiaries	Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties(*)	Pension funds	Key managers	Total Related parties	% incidence on financial statement line item

Net financial debt
Non-current financial assets	(2,891,043)	(679,788)	-	-	(257,993)	-		(937,781)	32.4
Securities other than investments (current assets)	(863,892)
Financial receivables and other current financial assets	(478,366)	(129,169)	(182)	-	(27,360)	-		(156,711)	32.8
Cash and cash equivalents	(1,595,287)	(80,704)	-	-	(20,963)	-		(101,667)	6.4
Non-current financial liabilities	34,941,183	12,138,692	150,783	-	322,736	-		12,612,211	36.1
Current financial liabilities	7,289,901	3,336,023	133,588	-	50,741	-		3,520,352	48.3
Total net financial debt	36,402,496	14,585,054	284,189	-	67,161	-		14,936,404	41.0
Other statement of financial position line items
Miscellaneous receivables and other non-current assets	545,212	9,148	-	-	-	-		9,148	1.7
Trade and miscellaneous receivables and other current assets	5,046,539	193,164	35,505	555	124,180	1		353,405	7.0
Miscellaneous payables and other non-current liabilities	584,707	41,767	-	-	-	-		41,767	7.1
Trade and miscellaneous payables and other current liabilities	7,528,019	572,442	9,957	22,927	94,329	25,818		725,473	9.6

 (*)

Other related parties through directors, statutory auditors and key managers.

STATEMENT OF FINANCIAL POSITION LINE ITEMS AT 12/31/2010 (thousands of euros)	Total	Related parties
		Subsidiaries	Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties(*)	Pension funds	Key managers	Total Related parties	% incidence on financial statement line item

Net financial debt
Non-current financial assets	(2,099,373)	(472,480)	-	-	(98,654)	-		(571,134)	27.2
Securities other than investments (current assets)	(1,159,108)
Financial receivables and other current financial assets	(602,336)	(191,341)	(5)	-	(22,728)	-		(214,074)	35.5
Cash and cash equivalents	(2,763,052)	(10,545)	-	-	(18,068)	-		(28,613)	1.0
Non-current financial liabilities	37,153,689	16,551,090	193,457	-	229,337	-		16,973,884	45.7
Current financial liabilities	6,055,930	3,609,409	118,347	-	122,100	-		3,849,856	63.6
Total net financial debt	36,585,750	19,486,133	311,799	-	211,987	-		20,009,919	54.7
Other statement of financial position line items
Miscellaneous receivables and other non-current assets	512,233	8,767	15,400	-	-	-		24,167	4.7
Trade and miscellaneous receivables and other current assets	5,272,456	238,380	37,275	998	127,582	-		404,235	7.7
Miscellaneous payables and other non-current liabilities	675,436	41,685	-	-	-	-		41,685	6.2
Trade and miscellaneous payables and other current liabilities	7,689,642	606,198	14,735	16,733	172,377	26,669		836,712	10.9

(*)

Other related parties through directors, statutory auditors and key managers.

The effects on the individual line items of the statements of cash flows for the years 2011 and 2010 are as follows:

STATEMENT OF CASH FLOWS LINE ITEMS 2011 (thousands of euros)	Total	Related parties
		Subsidiaries	Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties(*)	Pension funds	Key managers	Total Related parties	% incidence on financial statement line item

Purchase of intangible and tangible assets on an accrual basis	4,121,567	301,510	2,588	104,798	35	-	-	408,931	9.9
Dividends paid	1,189,839	7,224	-	-	191,071	836	-	199,131	16.7

(*)

Other related parties through directors, statutory auditors and key managers.

STATEMENT OF CASH FLOWS LINE ITEMS 2010 (thousands of euros)	Total	Related parties
		Subsidiaries	Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties(*)	Pension funds	Key managers	Total Related parties	% incidence on financial statement line item

Purchase of intangible and tangible assets on an accrual basis	3,018,036	219,403	2,238	40,594	-	-	-	262,235	8.7
Dividends paid	1,033,517	6,227	-	-	162,810	665	-	169,702	16.4

(*)

Other related parties through directors, statutory auditors and key managers.

Transactions with subsidiaries

The most significant amounts are summarized as follows:

SEPARATE INCOME STATEMENT LINE ITEMS	2011	2010	Type of contract
(thousands of euros)

Revenues
4GH group	21,798	-	Supply of products for sale to the public, telephone and data transmission services for company use, lease of properties
Sofora group -Telecom Argentina	4,974	1,017	Technical assistance activities provided by Telecom Italia for broadband development and studies on VAS implementation, supply of evolved platforms as well as international and roaming services
Tim Participações group	16,000	13,621	Roaming and technical assistance services
TLC Commercial Services group	6,697	1,231	Telephone and data transmission services for company use, supply of products for sale to the public, lease of properties
H.R. Services	2,760	2,534

Human resources assistance and consulting service, user licenses for software products and rent of HW equipment, griffon and DMS services, leases of properties and facility management services,  telephone services and other centralized expenses;

Matrix S.p.A.	23,983	23,998	Advertising on Rosso Alice portal and user licenses for the Alice brand, information service 1254 and datacenter and business continuity services, telephone services
MTV Italia S.r.l.	940	817	Telephone services, Datacenter services, administrative outsourcing, property leasing , facility management services
Olivetti S.p.A.	8,528	12,900	Concession of patent and know-how user licenses as well as the Olivetti name and trademark, which was transferred to Olivetti at the end of the year, and telephone services
Path.Net S.p.A.	35,535	28,072	Supply of data transmission connections for the Public Administration and rendering of outsourcing services
Shared Service Center S.r.l.	24,488	19,898	Telephone and data transmission services and also management and maintenance of applications software, real estate management activities
Telecom Italia Media Broadcasting	5,098	5,583	Sale of network infrastructures for carrying TV signals and telephone services
Telecom Italia Media S.p.A.	4,563	4,444	Connectivity service, management and development of the digital terrestrial platform and telephone services, property leases
Telecom Italia S.Marino S.p.A.	1,514	1,295	Connection and telecommunications services, in particular for the sale of data (bitstream) services and dark fiber contract
Telecom Italia Sparkle S.p.A.	80,952	102,563

Telephone and data transmission services, services inherent to interconnection between Telecom Italia Sparkle and Telecom Italia telecommunications network with particular reference to accesses and international traffic, sale of infrastructures and supply and development of specific software for internal use, property leases

Telecontact S.p.A.	4,519	5,819	Sale of call center platforms and IT material, property leases
Telefonia Mobile Sammarinese S.p.A.	3,099	3,818	Interconnection services
Telenergia S.p.A.	1,403	1,393	Outsourcing for company business, administrative outsourcing
Other companies	3,407	4,854
Total revenues	250,258	233,857
Other income	13,497	25,238	Recovery of costs of personnel on secondment and recovery of costs for services rendered, compensation for board positions, other income
Acquisition of goods and services
4GH group	31,131	-

Supply of services for acquisition of new customers, information activities and post-sales assistance for Telecom Italia customers, activities for the promotion of Telecom Italia image and distinctive brands through point-of-sale windows

Advalso S.p.A.	27,205	18,898	Call center and back office services
Sofora group -Telecom Argentina	1,168	332	Roaming services
Tim Participações group	7,608	7,195	Roaming services
TLC Commercial Services group	11,448	1,714

Supply of services for acquisition of new customers, information activities and post-sales assistance for Telecom Italia customers, activities for the promotion of Telecom Italia image and distinctive brands through point-of-sale windows

H.R. Services	41,925	34,921	Personnel administrative services to Telecom Italia except for managers, carrying out Telecom Italia personnel training, recruitment and assesstment services, welfare services, ASSILT
IT Telecom S.r.l.	5,155	4,739	Certification Authority service for Telecom Italia
Matrix S.p.A.	45,055	54,836

Evolution, development, technical, operational and editorial management of the Telecom Italia Single Portal, design, development, editorial and advanced  maintenance of the Cubo Vision Web, distribution of specific Cubo Device and Connected TV services and products, management and maintenance of IPTV portal denominated  Alice Home TV, advertising presence on portals owned by Matrix, supply of internet products and services for Telecom clientele, expenses for professional services

MTV Italia S.r.l.	4,198	8,663	Acquisition of broadcasting rights to MTV programming and collaboration arrangements aimed at defining and marketing mobile plans and packages
Olivetti Multiservices	3,566	3,384	Lease of properties
Olivetti S.p.A.	51,421	77,962

Research and development activities and purchase of products intended for sale and rent, supply of applications installation and assistance for documental management, supply of terminals for on-board train use

Path.Net S.p.A.	2,927	2,756	Acquisition of call center services and customized platforms for the Public Administration
Shared Service Center S.r.l.	70,468	94,239

Supply of IT services relating to the design and management of SAP solutions as well as the relative applications maintenance; development and maintenance of Telecom Italia sites, Test Factority, supply of Applications Development & Testing services and professional services under framework agreements

Telecom Italia Media S.p.A.	14,256	13,749

Agreement for the distribution and promotion of TV and video-type content for ITPV, Cubovision and Mobile TV platforms owned by Telecom Italia, supply of the Barker Channel service and related promotional content, supply and updating of EPG Service; broadcasting costs

Telecom Italia San Marino S.p.A.	3,372	2,837	Interconnection services of the Telecom Italia network to the Telecom Italia San Marino network on San Marino territory
Telecom Italia Sparkle S.p.A.	386,005	449,029	Portion to be paid for telecommunications services and interconnection costs, telephone services, data transmission and international line lease
Telecontact S.p.A.	65,401	72,805	Call center services
Telenergia S.p.A.	296,891	264,349	Power services
TI Germany	4,960	4,994	Management of telecommunications services of the Generali group for the German area
Other companies	19,691	19,340
Total acquisition of goods and services	1,093,851	1,136,742
Employee benefits expenses	54	48	Employee-related costs
Other operating expenses	21,025	380	2011 amount includes expenses for 20.500 thousands of euros in connection with early termination of the "Content Competence Center" with Telecom Italia Media S.p.A.
Gains (losses) on disposals of non-current assets	14,792	-	Contribution of owned trademarks and patents to Olivetti S.p.A.
Income (expenses) from investments
Loquendo S.p.A.	2,001	-	Dividends
Matrix S.p.A.	-	5,000	Dividends
Path.Net S.p.A.	1,050	1,050	Dividends
Tecno Servizi Mobili S.r.l.	-	1,000	Dividends
Telecom Italia Deutschland Holding Gmbh	-	345,000	Dividends
Telecom Italia International	-	2,000,000	Dividends
Telecom Italia Sparkle S.p.A.	250,000	-	Dividends
Telenergia S.p.A.	-	4,000	Dividends
Total income (expenses) from investments	253,051	2,356,050

SEPARATE INCOME STATEMENT LINE ITEMS	2011	2010	Type of contract
(thousands of euros)

Finance income
Elettra TLC	-	3,256	Income from derivatives and financial commission income
Olivetti S.p.A.	1,476	376	Interest income on financial receivables, financial commission income
Telecom Italia Capital S.A.	346,144	338,484	Income from derivatives and financial commission income
Telecom Italia Finance S.A.	66,937	64,738	Income from derivatives and financial commission income
Telecom Italia Media S.p.A.	2,726	1,836	Income from long-term receivables, interest income on financial receivables, financial commission income
Telenergia S.p.A.	435	1,022	Interest income on financial receivables, financial commission income
Other companies	1,871	2,235
Total finance income	419,589	411,947
Finance expenses
Telecom Italia Capital S.A.	1,793,575	1,893,712	Interest on financial payables, charges on derivatives
Telecom Italia Finance S.A.	486,527	647,569	Interest on financial payables and expenses on subscription of bonds issued by Telecom Italia, charges on derivatives
Telecom Italia Media S.p.A.	-	11,400	Accrual for writedown of receivable sold with recourse to Telecom Italia Media as part of the financial restructuring operation of the affiliate Dahlia TV
Telecom Italia Sparkle S.p.A.	1,520	144	Interest expenses on financial payables
Telenergia S.p.A.	924	1,274	Charges on derivatives
Other companies	1,496	2,913
Total finance expenses	2,284,042	2,557,012

STATEMENT OF FINANCIAL POSITION LINE ITEMS	12/31/2011	12/31/2010	Type of contract
(thousands of euros)

Net financial debt
Non-current financial assets
TLC Commercial Services group	9,000	-	Variable rate loan
Telecom Italia Media S.p.A.	100,000	100,001	Loans received from EIB for the three-years 2005-2007 capital expenditures program aimed at extending the infrastructures of the Digital Terrestrial Network
Telecom Italia Capital S.A.	281,589	360,568	Derivatives
Telecom Italia Finance S.A.	289,178	11,850	Derivatives
Other companies	21	61
Total non-current financial assets	679,788	472,480
Financial receivables and other current financial assets	129,169	191,341	Mainly referring to derivatives of a financial nature with Telecom Italia Capital and Telecom Italia Finance
Cash and cash equivalents			Mainly referring to treasury current account transactions
Matrix	22,499	8,737
Olivetti S.p.A.	33,987	-
Path.Net S.p.A.	20,966	-
Telecontact S.p.A.	3,213	-
Telenergia S.p.A.	2	1,287
Other companies	37	521
Total cash and cash equivalents	80,704	10,545
Non-current financial liabilities
Telecom Italia Capital S.A.	10,438,037	10,917,728	Payables for loans and derivatives of a financial nature
Telecom Italia Finance S.A.	1,699,982	5,632,881	Payables for loans and derivatives of a financial nature
Other companies	673	481
Total Non-current financial liabilities	12,138,692	16,551,090
Current financial liabilities
H.R. Services	8,539	20,578	Payables for current account transactions
OFI Consulting	31,394	31,184	Mainly referring to payables for loans
Olivetti Multiservices	17,119	14,700	Payables for current account transactions
Olivetti S.p.A.	458	4,973	Payables for loans
Path.Net S.p.A.	-	20,478	Payables for current account transactions
SAIAT S.p.A.	50,297	49,584	Payables for current account transactions
Shared Service Center S.r.l.	39,080	64,607	Payables for current account transactions
Telecom Italia Capital S.A.	236,302	471,155	Payables for loans
Telecom Italia Finance S.A.	2,657,738	2,554,686	Payables for loans
Telecom Italia Sparkle S.p.A.	251,734	335,354	Payables for current account transactions and for loans
Telenergia S.p.A.	7,607	1,275	Mainly referring to payables for current account transactions
Telsy	10,480	12,941	Payables for current account transactions
Other companies	25,275	27,894
Total current financial liabilities	3,336,023	3,609,409

(thousands of euros)	12/31/2011	12/31/2010	Type of contract

Other statement of financial position line items
Miscellaneous receivables and other non-current assets	9,148	8,767	Mainly referring to prepaid expenses with Telecontact
Trade and miscellaneous receivables and other current assets
4GH group	30,240	-	Supply of products for sale to the public, telephone and data transmission services for company use, lease of properties
Sofora group -Telecom Argentina	3,653	506	Technical assistance activities provided by Telecom Italia for broadband development and studies on VAS implementation, supply of evolved platforms as well as international and roaming services
Tim Participações Group	12,342	11,329	Roaming and technical assistance services
H.R. Services	5,344	6,805

Human resources assistance and consulting service, user licenses for software products and rent of HW equipment, griffon and DMS services, leases of properties and facility management services, telephone services and other centralized expenses

Matrix S.p.A.	28,198	54,695	Advertising on the Rosso Alice portal and user licenses for the Alice brand, information service 1254 and datacenter and business continuity services, telephone services
MTV Italia S.r.l.	1,416	496	Telephone services, Datacenter services, administrative outsourcing, lease of properties, facility management services
Olivetti S.p.A.	8,895	12,872	Concession of patent and know-how user licenses as well as the Olivetti name and trademark, which was transferred to Olivetti at the end of the year, and telephone services
Path.Net S.p.A.	4,319	34,226	Services and infrastructures relating to the supply of data transmission connections for the Public Administration, rendering of outsourcing services
Shared Service Center S.r.l.	21,003	6,996	Telephone and data transmission services and also management and maintenance of applications software, real estate management activities
Telecom Italia Media Broadcasting S.p.A.	4,460	9,649	Sale of network infrastructures for carrying TV signals and telephone services
Telecom Italia Media S.p.A.	5,840	3,419	Connectivity service, management and development of the digital terrestrial platform and telephone services, property leases
Telecom Italia S.Marino S.p.A.	732	987	Connection and telecommunications services, in particular for the sale of data (bitstream) services and dark fiber contract
Telecom Italia Sparkle S.p.A.	45,386	74,698

Telephone and data transmission services, services inherent to interconnection between Telecom Italia Sparkle and Telecom Italia communications network with particular reference to accesses and international traffic, sale of infrastructures and supply and development of specific software for internal use, property leases

Telecontact S.p.A.	6,882	7,005	Sale of telephone products and IT material, property leases
Telefonia Mobile Sammarinese S.p.A.	766	1,158	Interconnection services
Telenergia S.p.A.	3,358	2,887	Outsourcing for corporate activities, administrative outsourcing
Other companies	10,330	10,652
Total trade and miscellaneous receivables and other current assets	193,164	238,380
Miscellaneous payables and other non-current liabilities
Matrix S.p.A.	4,357	-	Payables for tax consolidation
Olivetti S.p.A.	10,967	5,058	Payables for tax consolidation
Telecom Italia Media Broadcasting S.p.A.	11,610	13,932	Deferred income
Telecom Italia Media S.p.A.	8,460	18,879	Payables for tax consolidation
Other companies	6,373	3,816
Total miscellaneous payables and other non-current liabilities	41,767	41,685

Trade and miscellaneous payables and other current liabilities
4GH group	15,977	-

Supply of services for acquisition of new customers, information activities and post-sales assistance for Telecom Italia customers, activities for the promotion of Telecom Italia image and distinctive brands through point-of-sale windows

Advalso S.p.A.	12,140	11,602	Call center and back office services
Tim Participações group	3,052	2,938	Roaming services
TLC Commercial Services group	953	753

Supply of services for acquisition of new customers, information activities and post-sales assistance for Telecom Italia customers, activities for the promotion of Telecom Italia image and distinctive brands through point-of-sale windows

H.R. Services	8,977	(3,138)	Personnel administrative services to Telecom Italia except for managers, carrying out Telecom Italia personnel training, recruitment and assessment services, welfare services, ASSILT
IT Telecom S.r.l.	5,220	4,225	Certification Authority service for Telecom Italia
Matrix S.p.A.	32,973	72,017

Evolution, development, technical, operational and editorial management of the Telecom Italia Single Portal, design, development, editorial and advanced  maintenance of the Cubo Vision Web, distribution of specific Cubo Device and Connected TV services and products, management and maintenance of IPTV portal denominated  Alice Home TV, advertising presence on portals owned by Matrix, supply of internet products and services for Telecom clientele, expenses for professional services

MTV Italia S.r.l.	1,112	3,577	Acquisition of broadcasting rights to MTV programming and collaboration arrangements aimed at defining and marketing mobile plans and packages
Olivetti S.p.A.	31,554	50,329

Research and development activities and purchase of products intended for sale and rent, supply of applications installation and assistance for documental management, supply of terminals for on-board train use

Path.Net S.p.A.	8,535	7,633	Acquisition of call center services and customized platforms for the Public Administration
Shared Service Center S.r.l.	148,650	115,948

Supply of IT services relating to the design and management of SAP solutions as well as the relative applications maintenance; development and maintenance of Telecom Italia sites, Test Factority, supply of Applications Development & Testing services and professional services under framework agreements

Telecom Italia Media S.p.A.	20,796	23,627

Agreement for the distribution and promotion of TV and video-type content for ITPV, Cubovision and Mobile TV platforms owned by Telecom Italia, supply of the Barker Channel service and related promotional content, supply and updating of EPG Service; broadcasting costs

Telecom Italia San Marino S.p.A.	1,046	1,016	Interconnection services of the Telecom Italia network to the Telecom Italia San Marino network on San Marino territory
Telecom Italia Sparkle S.p.A.	195,266	230,089	Portion to be paid for telecommunications services and interconnection costs, telephone services, data transmission and international line lease
Telecontact S.p.A.	25,138	20,178	Call center services
Telenergia S.p.A.	45,370	42,115	Power services
TI Germany	3,608	5,965	Management of telecommunications services of the Generali group for the German area
Other companies	12,075	17,324
Total trade and miscellaneous payables and other current liabilities	572,442	606,198

STATEMENT OF CASH FLOWS LINE ITEMS	2011	2010	Type of contract
(thousands of euros)

Purchase of intangible and tangible assets on an accrual basis
Loquendo S.p.A.	3,419	2,769	Software systems for implementation and development of voice services
Matrix S.p.A.	6,233	17,738	Portal design and development, services and activities for providing e-mail services
Shared Service Center S.r.l.	288,002	196,095	Supply of IT services principally relating to SAP solutions
Other companies	3,856	2,801
Total purchase of intangible and tangible assets on an accrual basis	301,510	219,403
Dividends paid
Telecom Italia Finance S.A.	7,224	6,227	Dividends paid
Total dividends paid	7,224	6,227

With regard to transactions with subsidiaries, on December 20, 2011 Telecom Italia S.p.A. purchased the 18.18% stake held by Telecom Italia Media S.p.A. in the subsidiary Telecom Italia Audit S.c.a.r.l. The consideration of 500 thousand euros was based on an appraisal performed by an independent expert appointed jointly by Telecom Italia S.p.A. and Telecom Italia Media S.p.A.

Transaction with associates and joint ventures

The most significant amounts are summarized as follows:

SEPARATE INCOME STATEMENT LINE ITEMS	2011	2010	Type of contract
(thousands of euros)

Revenues
EtecSA	6	2,908	International telecommunications services, roaming and technical assistance
LI.SI.T S.p.A.	-	3,214	Lombardy Region social health system information networking
Nordcom S.p.A.	1,502	2,698	Telephone, data network connections and applications software services, call center services
Teleleasing S.p.A.	87,056	115,227	Sale of equipment
TM News	927	815	Property leases, telephone services
Other companies	623	1,744
Total revenues	90,114	126,606
Other income	367	1,748	Recovery of costs of personnel on secondment, recovery of costs for services rendered, other income
Acquisition of goods and services
EtecSA	-	3,287	Roaming
Movenda	1,250	257	Mainly the supply of SIM cards and related adapters, software analysis and development
Nordcom S.p.A.	1,883	1,791

Purchase and development of IT solutions, supply of rented equipment and IT services, professional assistance services and applications maintenance services, supply and operation of customized offerings

Telbios S.p.A.	-	4,063	Supply of audio/visual products and hardware systems and software services for remote medicine offerings and call center services
Teleleasing S.p.A.	3,747	6,594	Purchase of goods sold under leasing arrangements with Telecom Italia customers
TM News	1,967	2,516	Supply of information content for the TimSpot service, services and photos for intranet, supply of journalistic information (news, APCOM News data flow)
Other companies	437	943
Total acquisition of goods and services	9,284	19,451
Other operating expenses	25	17	Sundry other expenses
Income (expenses) from investments
ASSCOM	220	180	Dividends
Total income (expenses) from investments	220	180

SEPARATE INCOME STATEMENT LINE ITEMS	2011	2010	Type of contract
(thousands of euros)

Finance income	4	7
Finance expenses
Teleleasing S.p.A.	22,774	27,423	Interest expenses on finance leases of equipment and finance leases
Other companies	16,981	9,647	Other finance expenses
Total finance expenses	39,755	37,070

STATEMENT OF FINANCIAL POSITION LINE ITEMS	12/31/2011	12/31/2010	Type of contract
(thousands of euros)

Net financial debt
Financial receivables and other current financial assets	182	5
Non-current financial liabilities
Teleleasing S.p.A.	150,783	192,257	Finance lease payables of equipment and finance leases
Tiglio I	-	1,200	Property leases
Total non-current financial liabilities	150,783	193,457
Current financial liabilities
Teleleasing S.p.A.	133,588	118,243	Mainly finance lease payables of equipment and finance leases
Other companies	-	104
Total current financial liabilities	133,588	118,347

(thousands of euros)	12/31/2011	12/31/2010	Type of contract

Other statement of financial position line items
Miscellaneous receivables and other non-current assets	-	15,400	Miscellaneous receivables net of the provision for bad debts
Trade and miscellaneous receivables and other current assets
EtecSA	-	1,625	Roaming
Nordcom S.p.A.	836	916	Telephone, data network connections, products and applications software services, call center services
Teleleasing S.p.A.	33,292	33,149	Sale of equipment
TM News	605	598	Property leases, telephone services
Other companies	772	987
Total trade and miscellaneous receivables and other current assets	35,505	37,275
Trade and miscellaneous payables and other current liabilities
EtecSA	-	640	Roaming
Movenda	1,943	822	Supply of SIM cards and related adapters, software analysis and development
Nordcom S.p.A.	1,283	1,084

Purchase and development of IT solutions, supply of rented equipment and IT services, professional assistance services and applications maintenance services, supply and operation of customized offerings

Teleleasing S.p.A.	5,161	11,139	Purchase of goods sold under leasing arrangements with Telecom Italia customers
TM News	616	348	Supply of information content for the TimSpot service, services and photos for intranet, supply of journalistic information (news, APCOM News data flow)
Other companies	954	702
Total trade and miscellaneous payables and other current liabilities	9,957	14,735

STATEMENT OF CASH FLOWS LINE ITEMS	2011	2010	Type of contract
(thousands of euros)

Purchase of intangible and tangible assets on an accrual basis
Consorzio Criai	1,049	1,286	Software systems for implementation and development of voice services
Movenda	1,455	862	Information services
Other companies	84	90
Total purchase of intangible and tangible assets on an accrual basis	2,588	2,238

Transactions with companies controlled by associates and joint ventures

Following the September 23, 2010 subscription to Italtel Group S.p.A.’s capital increase, the stake held in that company by the Telecom Italia Group, through ordinary and preferred shares, rose from 19.37% to 34.68%, with a concomitant modification of governance. Consequently, from that date, the company is considered an associate and the companies controlled by Italtel Group S.p.A. are considered related parties of the Telecom Italia Group.

On October 13, 2010, the Sofora group entered the scope of consolidation after the stake held in the share capital of Sofora Telecomunicaciones S.A., the holding company of the Telecom Argentina group, was increased from 50% to 58%. Up to that date, Sofora Telecomunicaciones S.A. had been an associate and therefore a related party; the companies controlled by Sofora Telecomunicaciones S.A. had been related parties in that they had been subsidiaries of associates.

The most significant amounts are summarized as follows:

SEPARATE INCOME STATEMENT LINE ITEMS	2011	2010	Type of contract
(thousands of euros)

Revenues
Italtel group	2,106	867	Supply of goods and services, product sales
Sofora group -Telecom Argentina	-	1,810

Technical assistance rendered by Telecom Italia for broadband development and studies for the implementation of VAS, supply of evolved platforms and also international telecommunications services and roaming

Total revenues	2,106	2,677
Acquisition of goods and services
Italtel group	28,271	15,121	Supply and maintenance of switching equipment, software development and platform upgrades, supply and operation of customized offers
Sofora group -Telecom Argentina	-	607	Roaming services
Total acquisition of goods and services	28,271	15,728
Finance income	-	4

STATEMENT OF FINANCIAL POSITION LINE ITEMS	12/31/2011	12/31/2010	Type of contract
(thousands of euros)

Net financial debt
Non-current financial assets	-	-
Financial receivables and other current financial assets	-	-
Non-current financial liabilities	-	-
Current financial liabilities	-	-
Other statement of financial position line items
Trade and miscellaneous receivables and other current assets
Italtel group	555	998	Supply of goods and services, product sales
Total trade and miscellaneous receivables and other current assets	555	998
Trade and miscellaneous payables and other current liabilities
Italtel group	22,927	16,733	Supply transactions connected with investment and operations activities
Total trade and miscellaneous payables and other current liabilities	22,927	16,733

STATEMENT OF CASH FLOWS LINE ITEMS	2011	2010	Type of contract
(thousands of euros)

Purchase of intangible and tangible assets on an accrual basis	104,798	40,594	Relating to purchases of telecommunications equipment from the Italtel group

Telecom Italia has also provided guarantees on behalf of subsidiaries, associates and joint ventures and companies controlled by associates and joint ventures for a total of 12,612,030 thousand euros (15,863,682 thousand euros at December 31, 2010). In particular: 9,003,787 thousand euros on behalf of Telecom Italia Capital (10,215,537 thousand euros at December 31, 2010); 3,394,199 thousand euros on behalf of Telecom Italia Finance (5,474,755 thousand euros at December 31, 2010); 265 thousand euros on behalf of Telecom Italia Sparkle (57 thousand euros at December 31, 2010); 61,419 thousand euros on behalf of Telecom Italia Media (1,319 thousand euros at December 31, 2010); 4,613 thousand euros on behalf of Aree Urbane (same amount as at December 31, 2010); 4,000 thousand euros on behalf of OIivetti Multiservices (same amount as at December 31, 2010); 54,799 thousand euros on behalf of Telenergia (47,685 thousand euros at December 31, 2010); 57,183 thousand euros on behalf of the Latin American Nautilus group (61,495 thousand euros at December 31, 2010); 14,935 thousand euros on behalf of Olivetti S.p.A. (25,601 thousand euros at December 31, 2010).

Furthermore, “weak” comfort letters have also been provided for a total of 385 thousand euros (32,499 thousand euros at December 31, 2010), on behalf of Telecom Italia Sparkle of North America, in respect of credit lines for commercial relationships (for the supply of goods and services).

Transactions with other related parties
(through directors, statutory auditors and key managers)

The “Procedure for carrying out transactions with related parties” – approved on November 4, 2010 by the board of directors of the Company pursuant to the Regulation carrying the provisions on the subject of related party transactions adopted by Consob under Resolution 17221 of March 12, 2010, as amended – provides that the procedure should be applied also to parties who, regardless of whether they qualify as related parties as set out in the accounting principles, participate in important shareholders’ agreements according to art. 122 of the Consolidated Law on Finance, which disciplines the candidacy to the position as director of Telecom Italia, where the slate presented is the majority slate pursuant to art. 9 of the bylaws of the Company.

The most significant amounts are summarized as follows:

SEPARATE INCOME STATEMENT LINE ITEMS	2011	2010	Type of contract
(thousands of euros)

Revenues
ATM group	2,286	1,072	Supply of customized services and business data network
Generali group	73,560	62,064	Telephone and data transmission services, peripheral data networks, connections, storage and applications and telecommunications services
Intesa SanPaolo group	78,754	94,421	Telephone services, MPLS data and international network, ICT services and Microsoft licenses, internet connectivity and high-speed connections
Mediobanca group	6,707	6,299	Marketing of data and VoIP devices, MPLS national and international network, telephone services
Telefónica group	23,363	25,797	Roaming services, sale or transfer of use of hardware platforms, customized IT solutions
Other companies	196	101
Total revenues	184,866	189,754
Other income	2	4,146	In 2010, this referred mainly to damage compensation from the Generali group
Acquisition of goods and services
China Unicom group	301	520	Roaming services
Generali group	25,983	24,064	Insurance premium payments and property leases through the company Generali Properties S.p.A.
Intesa SanPaolo group	16,472	13,076	Mobile banking services, commissions for payment of telephone bills by direct debit and collections via credit cards
Mediobanca group	889	1,672	Credit recovery activities
Telefónica group	13,110	14,528	Roaming services
Other companies	713	240
Total acquisition of goods and services	57,468	54,100
Employee benefits expenses	3,845	3,973	Referring to non-obligatory employee insurance policies written with the Generali group
Other operating expenses	270	46
Income (expenses) from investments	85	66	Dividends
Finance income
Intesa SanPaolo group	230,397	74,946	Mainly referring to income from derivatives
Mediobanca group	23,751	48,703	Mainly referring to income from derivatives
Total finance income	254,148	123,649
Finance expenses
Intesa SanPaolo group	59,262	27,398	Interest expenses, financial commissions payable, expenses from derivatives, other expenses
Mediobanca group	6,787	19,944	Expenses from derivative contracts
Total finance expenses	66,049	47,342

STATEMENT OF FINANCIAL POSITION LINE ITEMS	12/31/2011	12/31/2010	Type of contract
(thousands of euros)

Net financial debt
Non-current financial assets	257,993	98,654	Derivatives put into place with the Mediobanca group and Intesa SanPaolo group
Financial receivables and other current financial assets	27,360	22,728	Derivatives put into place with the Mediobanca group and Intesa SanPaolo group
Cash and cash equivalents
Intesa SanPaolo group	20,891	18,068	Bank accounts and deposits
Mediobanca group	72	-	Bank accounts and deposits
Total Cash and cash equivalents	20,963	18,068
Non-current financial liabilities
Intesa SanPaolo group	224,168	167,274	Mainly non-current financial payables relating to the revolving credit facility and derivatives
Mediobanca group	98,568	62,063	Referring to non-current financial payables relating to the revolving credit facility
Total non-current financial liabilities	322,736	229,337
Current financial liabilities
Intesa SanPaolo group	49,599	121,441	Mainly referring to short-term payables with banks and other financial payables, and derivatives
Mediobanca group	1,142	659	Derivatives
Total current financial liabilities	50,741	122,100
Other statement of financial position line items
Trade and miscellaneous receivables and other current assets
ATM group	2,466	632	Supply of customized services and business data network
Generali group	18,938	25,952	Supply of telephone and data transmission services, peripheral data networks, connections, storage and applications and telecommunications services
Intesa SanPaolo group	97,167	88,848	Factoring services, telephone services, MPLS data and international network, ICT services and Microsoft licenses, internet connectivity and high-speed connections
Mediobanca group	537	230	Marketing of data and VoIP devices, MPLS national and international network, telephone services
Telefónica group	4,822	11,795	Roaming services, sale of hardware platforms, customized information solutions
Other companies	250	125
Total trade and miscellaneous receivables and other current assets	124,180	127,582
Trade and miscellaneous payables and other current liabilities
Intesa SanPaolo group	85,623	158,692

Payable on the sale to Intesa SanPaolo group, by our suppliers, of trade receivables due from Telecom Italia. Also including the payable for Mobile Banking services and commissions for payment of telephone bills by direct debit and collections via credit cards

Mediobanca group	1,142	1,387	Credit recovery activities
Telefónica group	7,442	10,694	Roaming services
Other companies	122	1,604
Total trade and miscellaneous payables and other current liabilities	94,329	172,377

STATEMENT OF CASH FLOWS LINE ITEMS	2011	2010	Type of contract
(thousands of euros)

Purchase of intangible and tangible assets on an accrual basis	35	-
Dividends paid
Telco	174,208	150,179	Dividends paid
Other minor companies	16,863	12,631	Dividends paid
Total dividends paid	191,071	162,810

Transactions with pension funds

The most significant amounts are summarized as follows:

SEPARATE INCOME STATEMENT LINE ITEMS	2011	2010	Type of contract
(thousands of euros)

Revenues	4	10
Other income	-	139
Employee benefits expenses			Contributions to pension funds
Fontedir	10,607	11,777
Telemaco	65,386	67,999
Other Italian pension funds	1,117	1,110
Total Employee benefits expenses	77,110	80,886

STATEMENT OF FINANCIAL POSITION LINE ITEMS	12/31/2011	12/31/2010	Type of contract
(thousands of euros)

Trade and miscellaneous receivables and other current assets	1	-
Trade and miscellaneous payables and other current liabilities			Payables for contributions to pension funds
Fontedir	3,581	3,892
Telemaco	21,965	22,548
Other Italian pension funds	272	229
Total trade and miscellaneous payables and other current liabilities	25,818	26,669

STATEMENT OF CASH FLOWS LINE ITEMS	2011	2010	Type of contract
(thousands of euros)

Dividends paid
Other Italian pension funds	836	665	Dividends paid
Total Dividends paid	836	665

Remuneration to key managers

In 2011, the total remuneration recorded on the accrual basis by Telecom Italia S.p.A. in respect of key managers amounts to 14,998 thousand euros (14,173 thousand euros at December 31, 2010) analyzed as follows:

(thousands of euros)	2011	2010

Short-term remuneration	13,258	11,444
Long-term remuneration	831	1,500
Employment termination benefit incentives	-	-
Share-based payments (*)	909	1,229
	14,998	14,173

(*)

These refer to the fair value of the rights, accrued to December 31, under the share-based incentive plans (PSG, TOP 2008 and LTI 2011) of Telecom Italia S.p.A.

In the 2011, the contributions paid in to defined contribution plans (Assida and Fontedir) by Telecom Italia S.p.A. on behalf of key managers amount to 344 thousand euros (353 thousand euros at December 31, 2010).

Key managers, that is, those who have the power and responsibility, directly or indirectly, for the planning, direction and control of the operations of Telecom Italia, including directors, at December 31, 2011 are the following:

Directors:
Gabriele Galateri di Genola	Chairman of Telecom Italia S.p.A. (1)
Franco Bernabè	Chief Executive Officer of Telecom Italia S.p.A. (1) Executive Chairman and Chief Executive Officer of Telecom Italia S.p.A. (2)
Marco Patuano	Domestic Managing Director and Chief Operating Officer of Telecom Italia S.p.A. (2)
Managers:
Franco Bertone	Dirección General Ejecutiva (CEO) Telecom Argentina
Franco Brescia	Head of Public & Regulatory Affairs (3)
Oscar Cicchetti (4)	Head of Technology & Operations
Stefano Ciurli	Head of Supply Chain & Real Estate
Antonino Cusimano	Head of Legal Affairs
Luca Luciani	Director Chairman of TIM Brasil
Andrea Mangoni	Head of Administration, Finance and Control & International Development
Antonio Migliardi	Head of Human Resources and Organization
Giuseppe Roberto Opilio (5)	Head of Technology
Luca Rossetto	Head of Consumers (3)
Alessandro Talotta	Head of National Wholesale Services (3)

(1)

to April 12, 2011

(2)

from April 13, 2011

(3)

from July 7, 2011

(4)

to April 14, 2011

(5)

from April 15, 2011

Note 36 – Equity compensation plans

Equity compensation plans are used by Telecom Italia for retention purposes and as a long-term incentive for the managers and employees of the Group.

However, it should be noted that these plans do not have any significant effect on the economic result or on the financial position or on cash flows at December 31, 2011.

Description of stock option plans

•

Top 2008 Stock Option Plan

This plan refers to options granted on April 15, 2008 to the then chairman and chief executive officer, originally for 11,400,000 options, exercisable at the end of the vesting period, expiring after three years from the grant date at a price of 1.95 euros per option. The exercise period is from April 15, 2011 to April 15, 2014. Each option gives the right to one Telecom Italia S.p.A. ordinary share. 75% of the options granted (equal to 8,550,000 options) are not subordinate to performance targets and is still valid while the remaining 25% (equal to 2,850,000 options) were forfeited in 2010 because the performance target were not reached. During 2011, no options were exercised. Unexercised options expire at the end of the plan.

Description of other equity compensation plans

•

Performance Share Granting Plan 2008-2011

The Plan grants free Telecom Italia ordinary shares to beneficiaries (Top Management of Telecom Italia or subsidiaries) for a pre-determined maximum and variable number of shares, according to the period of each individual beneficiary’s effective participation in the plan and the extent to which the pre-set share performance targets have been reached.
Since the performance targets were not met, all the rights were forfeit and the plan expired on June 30, 2011.

•

Broad-based Employee Share Ownership Plan

The Plan consists of a subscription offering for Telecom Italia ordinary shares at a discount off the market price, reserved for employees of Telecom Italia or companies controlled by Telecom Italia with registered offices in Italy. A further grant of ordinary shares shall be made, in a ratio of one bonus share for every three subscribed shares, subject to retaining the subscribed shares and maintaining an employment relationship with companies of the Telecom Italia Group.

The first part of the plan was carried out and on July 29, 2010 a number of Telecom Italia ordinary shares was issued equal to 27,056,139 (of which 24,427,422 were reserved for employees of Telecom Italia S.p.A. and 2,628,717 for employees of Italian subsidiaries).

These shares were offered for subscription at a per share price of 0.84 euro, corresponding to the arithmetic mean of the market price of the shares between May 25, 2010 and June 25, 2010, discounted by 10%.

On August 2, 2011, capital was increased by the grant of 8,876,296 bonus ordinary shares to those entitled, for a total par value of 4,881,962.80 euros.

•

Long Term Incentive Plan 2010-2015 (LTI Plan 2010-2015)

The Plan grants, to a selected number of Group management who are not already beneficiaries of other long-term incentive plans, a cash bonus based on three-year performance measured against pre-set targets, with the option of investing 50% of the bonus in Telecom Italia ordinary shares at market price. At the end of the three-year performance period, if the manager decides to invest half of the bonus, retaining these shares and maintaining an employment relationship with companies of the Group for the next two years, the manager will have the right to the grant of an equal number of free ordinary shares.

The performance targets are measured using the Total Shareholder Return of Telecom Italia (TSR TI) and Free Cash Flow (FCF). In particular, the payment of 65% of the bonus will be linked to the relative TSR TI in the three years 2010-2012 whereas the payment of 35%, instead, will be linked to an absolute performance indicator represented by the cumulative FCF during the period 2010-2012.

The beneficiaries were identified in relation to the person’s organizational role and strategic potential and the bonus was determined as a percentage of the beneficiary’s fixed annual compensation.
At the start of the Plan, the total maximum bonus potentially available to the 121 beneficiaries at the end of the three years was 8,754,600 euros, eventually to be paid in cash in early 2013 in a variable amount in relation to the level of the pre-set three-year 2010-2012 performance targets reached. The option of investing 50% of the bonus in Telecom Italia ordinary shares would have determined, at the time of the grant, a share capital increase in cash reserved for the beneficiaries for the maximum equivalent of 4,377,300 euros, and this same amount was the maximum value of the bonus grant and the relative bonus increase in capital.

Beneficiaries of the Plan who subscribed to the shares and observed the terms and conditions above, in early 2015 will be allocated profits, under ex art. 2349 of the Italian Civil Code, through the issue of one bonus share for every subscribed share.

In reference to the situation at December 31, 2011, the total maximum bonus that may be granted to the 117 beneficiaries is 8,236,350 euros; the maximum amount of the investment at market price, and the relative capital increase in cash, is therefore equal to an equivalent amount of 4,118,175 euros, and this same amount was the maximum value of the bonus grant, and the relative bonus increase in capital.

•

Long Term Incentive Plan 2011 (LTI Plan 2011)

The new plan, approved by the shareholders’ meeting on April 12, 2011, replicates the basic rationale of the LTI 2010-2015 Plan. It covers Executive Management, Top Management and Selected Management. The plan is formulated according to a rolling perspective so that, normally, each year a new incentive cycle comes into effect, factored over the time frame of the company’s strategic planning. An exception to this is the incentive plan for Executive Management, formulated in “one-off” terms consistently with the standard term of the mandate.

The objective of the plan is to reinforce the connection between management’s compensation and, on one hand, company performance defined in the business plan 2011-2013 (measured by the cumulative Free Cash Flow in the three years 2011-2013 (so-called absolute performance: 35% weighted), and on the other hand, the growth of value relative to a group of peers (measured by the Total Shareholder Return (so-called relative performance: 65% weighted).

The plan calls for granting:

—

to Selected Management, a cash bonus, with the option of investing 50% of the bonus in Telecom Italia ordinary shares at market price and the grant of bonus Matching Shares when specific conditions are met two years after subscription;

—

to Top Management, a 50% bonus in cash and 50% for rights to a bonus grant of Telecom Italia ordinary shares after two years;

—

to Executive Management, a bonus in cash and an equivalent number of Telecom Italia ordinary shares determined when the person is included in the Executive Management group of the Plan.

On July 7, 2011, the board of directors approved the start of the Plan. When the Plan started, besides the Executive Chairman and the Chief Executive Officer, the Plan covered 17 Top Managers and 128 Managers. The estimated maximum incentive for the three categories of incentive beneficiaries at the start of the Plan was equal to:

—

for Selected Management a total bonus of 9,789,300 euros; the maximum value of the investment at market price, and the relative increase in capital in cash, was equal to an equivalent amount of 4,894,650 euros, and this same amount was the maximum value of the bonus grant and the relative bonus increase in capital;

—

for Top Management a total bonus of 6,512,400 euros, of which the equivalent maximum amount of the bonus grant, and the relative bonus increase in capital was 3,256,200 euros;

—

for Executive Management a total bonus of 5,400,000 euros and a corresponding maximum number of 5,795,234 shares, represented by treasury shares.

Indicatively, in reference to the situation at December 31, 2011, besides the Executive Chairman and the Chief Executive Officer, 17 Top Managers and 126 Managers are still beneficiaries of the Plan. The maximum incentive at December 31, 2011 is equal to:

—

for Selected Management, a total bonus of 9,494,250 euros; the maximum value of the investment at market price, and the relative increase in capital in cash, is equal to an equivalent amount of 4,747,125 euros, and this same amount was the maximum value of the bonus grant, and the relative bonus increase in capital;

—

for Top Management, a total bonus of 6,512,400 euros, of which the maximum equivalent amount of the bonus grant, and the relative bonus increase in capital is 3,256,200 euros;

—

for Executive Management, a bonus of 5,400,000 euros and a corresponding maximum number of 5,795,234 shares, represented by treasury shares.

Calculation of fair value measurement of the granted options and rights

The fair value of the options relating to the “Top 2008 Plan” was calculated using the Monte Carlo method according to the calculation parameters reported in the following table.

For the Broad-based Employee Share Ownership Plan, the theoretical fair value of the right to the bonus shares was calculated using a 12-month call option on the Telecom Italia ordinary share.

For the LTI Plans (2010-2015 and 2011), the following was measured:

•

the debt component, determined as follows:

—

the 65% linked to reaching TSR targets was calculated as the average of the levels of expected bonus weighted by the probability of the relative TSR scenarios occurring; such probability is measured using the Monte Carlo method;

—

the 35% linked to reaching FCF targets was calculated as the bonus level according to the best estimate of expected FCF by making reference to the data of the Telecom Italia three-year plan;

•

the equity component, determined as the theoretical value of the right to the bonus share calculated as the fair value of a 24-month call option on the Telecom Italia ordinary share, starting in three years.

Parameters used to determine fair value

Plans/Parameters	Exercise price (euro)	Current price / Spot (euro) (1)	Volatility (2)	Period	Expected dividends (euro) (3)	Risk-free interest rate (4)

TOP 2008 Plan	1.95	Market value Telecom Italia and other TLC companies at 4/15/2008	Telecom Italia (33.02%) and other TLC companies	3 years	0.08	3.7485% at six years
Broad-based Employee Share Ownership Plan	-	0.9668	36.233%	1 year	0.055	1.196% at 1 year
LTI Plan 2010-2015 equity component	-	0.9219	33.4281%	5 years	0.055 first year 0.060 second year	1.89% at 5 years
LTI Plan 2011 equity component Executive Management	-	0.8044	n.a.	3 years	0.05	2.095% at 3 years
LTI Plan 2011 equity component (Top Management and Selected Management)	-	0.7298	n.a.	5 years	0.07	2.591% at 5 years

(1)

In relation to the performance targets set in the Plan, consideration was given to the market prices of Telecom Italia shares and, if necessary, of other shares of the leading companies in the telecommunications sector at the grant date.

(2)

In relation to the performance targets set in the Plan, consideration was given to the volatility values of the Telecom Italia share and, if necessary, of the shares of the leading companies in the telecommunications sector.

(3)

Dividends were assumed to be constant over the life of the options on the basis of the latest dividends paid. For the LTI Plan 2010 – 2015, LTI Plan 2011 and the Broad-based Employee Share Ownership Plan, the dividends were estimated on the basis of the Bloomberg Agency’s data.

(4)

The risk-free interest rate is considered the rate of government securities of the Federal Republic of Germany (the market benchmark for transactions in euro) with expirations commensurate with the life of the option.

Effects on the income statement and statement of financial position

Compensation plans which call for payment in equity instruments are recorded at fair value which represents the cost of such instruments at the grant date and is recorded in the separate income statements under Employee benefits expenses over the period between the grant date and the vesting period with a contra-entry to the equity reserve “Other equity instruments”. The part of the plans which call for the payment of compensation in cash is recorded in liabilities as the contra-entry of “Employee benefits expenses”; at the end of each year the liabilities is measured at fair value.

Plan (thousands of euros)	Plan grant date	Total fair value at grant date, of which component:		Total fair value at December 31, 2011 of which component
		Equity	Debt	Equity	Debt

TOP 2008 Plan	4/15/2008	2,593	-	2,008	-
Performance Share Granting 2008–2011	8/8/2008	2,593	-	-	-
Broad-based Plan	7/29/2010	11,621	-	-	-
LTI Plan 2010-2015	7/29/2010	1,046	2,376	984	2,235
LTI Plan 2011	7/7/2011	4,012	6,720	3,969	8,125
Total		21,865	9,096	6,961	10,360

Plan (thousands of euros)	At December 31, 2011							Effect on separate income statement 2011 (*)
	Reserve for equity instruments	Paid-in capital	Other reserves	Cumulative costs, including those of year	Total effect on equity (*)	Value of investments in subsidiaries	Payables (non-current and current)

TOP 2008 Plan	2,008		585	(2,593)	-	-	-	(252)
Performance Share Granting 2008–2011	-		2,328	(2,119)	209	209	-	(421)
Broad-based Plan	-	6,682	4,882	(10,434)	1,130	1,130	-	(3,942)
LTI Plan 2010-2015	374			(1,852)	(1,478)	2	(1,480)	(861)
LTI Plan 2011	852	-	-	(3,088)	(2,236)	25	(2,261)	(3,088)
Total	3,234	6,682	7,795	(20,086)	(2,375)	1,366	(3,741)	(8,564)

(*)

The effects on equity and on the separate income statement are gross of the tax effect.

Note 37 – Significant non-recurring events and transactions

The impact of non-recurring events and transactions on equity, profit, net financial debt and cash flows is set out below in accordance with Consob Communication DEM/6064293 dated July 28, 2006:

(thousands of euros)		Equity	Profit (loss) for the year	Accounting net financial debt	Cash flows (*)

Amount – separate financial statements	(a)	20,536,920	(3,571,257)	36,585,750	(852,282)
Higher costs for Telecom Italia Sparkle		(604)	(604)	888	(888)
Performance of services in connection with the Telecom Italia Sparkle case		-	-	90	(90)
Fines		(1,618)	(1,618)	6,160	(6,160)
Other sundry expenses		(1,061)	(1,061)	1,061	(1,061)
Expenses for mobility under Law 223/91		(6,525)	(6,525)	49,650	(49,650)
Expenses for mobility		-	-	64,463	(64,463)
Net gains on contribution of trademarks and patents to Olivetti		10,059	10,059	-	-
Goodwill impairment charge		(5,376,000)	(5,376,000)	-	-
Net gain on sale of Loquendo		39,553	39,553	(54,513)	54,513
Net gain on sale of mTLD Mobil Top Level Domain		155	155	(155)	155
Collection of Consorzio IRIS reimbursement		-	-	(13)	13
Total impact	(b)	(5,336,041)	(5,336,041)	67,631	(67,631)
Figurative amount – separate financial statements	(a-b)	25,872,961	1,764,784	36,653,381	(919,913)

(*) Cash flows refer to the increase (decrease) in Cash and cash equivalents during the year.

The impact of non-recurring items on the separate income statement line items is as follows:

(thousands of euros)	2011	2010

Acquisition of goods and services:
Higher costs for Telecom Italia Sparkle	(888)	(1,583)
Other operating expenses:
Fines	(1,618)	(3,098)
Sundry expenses	(1,061)	(1,972)
Employee benefits expenses:
Expenses for mobility	(9,000)	(244,947)
Impact on EBITDA	(12,567)	(251,610)
Gains (losses) on non-current assets:
Net gains on contribution of trademarks and patents to Olivetti	14,792	-
Impairment reversals (losses) on non-current assets:
Impairment loss	(5,376,000)	-
Impact on EBIT	(5,373,775)	(251,610)
Other income (expenses) from investments:
Net gain on sale of mTLD Mobil Top Level Domain	156	350
Net gain on sale of Loquendo	40,838	-
Loss on disposal of Telbios	-	(123)
Impact on profit (loss) before tax	(5,332,781)	(251,310)
Impact of income taxes	(3,260)	67,754
Impact on profit (loss) for the year	(5,336,041)	(183,556)

Note 38 – Positions or transactions resulting from atypical and/or unusual operations

In accordance with Consob Communication DEM/6064293 of July 28, 2006, a statement is made to the effect that in 2011 Telecom Italia S.p.A. has not put into place any atypical and/or unusual transactions, as defined by that Communication.

Note 39 – Other information

Research and development

Expenditures for research and development activities are represented by external costs, labor costs of dedicated staff and depreciation and amortization. Details are as follows:

(millions of euros)	12/31/2011	12/31/2010

Research and development costs expensed during the year	53	59
Development costs capitalized	480	578
Total research and development costs (expensed and capitalized)	533	637

Moreover, in the separate income statement for 2011 amortization charges are recorded for development costs, capitalized during the year and in prior years, for an amount of 743 million euros.

Starting from the year 2009, the scope of research and development activities was extended to include all projects for hardware and software development of systems used by Telecom Italia S.p.A. to manage sales offerings and activities on behalf of the customer (Business Support Systems) and also network operations (Operational Support Systems, Security and other IT services). Such change in the scope of research and development activities did not have any effect on the accounting principles applied to research and development expenditures which are treated as described in the Note “Accounting policies”.

Research and development activities conducted by Telecom Italia S.p.A. are detailed in the Report on Operations.

Operating leases

Revenue related

Telecom Italia has signed contracts for the lease of direct connections, in particular numeric and analog lines, offered under wholesale plans to other interconnecting operators. At December 31, 2011, the amount of lease installments receivable on non-cancelable lease contracts is equal to 3,941 thousand euros (4,366 thousand euros at December 31, 2010) and is due within one year.

Expense related

Telecom Italia has signed lease contracts for buildings (for periods from 6 to 9 years). At December 31, 2011, the amount of lease installments payable on non-cancelable lease contracts is the following:

(thousands of euros)	12/31/2011	12/31/2010

Within 1 year	199,885	218,598
From 2 to 5 years	584,548	551,939
Beyond 5 years	150,900	63,557
Total	935,333	834,094

Summary of fees to the audit firm

The following schedule reports the fees due to PricewaterhouseCoopers S.p.A. (“PwC”) and to the other firms in the PwC network for the audit of the 2011 financial statements and the fees referring to the year 2011 for other audit and review services, for tax consulting services and for other services besides audit rendered to Telecom Italia by PwC and other firms in the PwC network. Out-of-pocket expenses incurred in 2011 for such services are also included herein.

	Telecom Italia S.p.A.
(in euro)	PwC S.p.A.	Other firms in the PwC network	Total PwC network

Audit services:
audit of the separate financial statements	782,677	5,223	787,900
audit of the consolidated financial statements	291,229	-	291,229
review of Form 20-F and SOX Rule 404	1,070,891	-	1,070,891
limited review of the half-year condensed consolidated financial statements	155,180	-	155,180
Other	551,790	82,102	633,892
Verification services with issue of certification	196,400	2,090	198,490
Tax consulting services	-	-	-
Other services:
agreed procedures on regulatory accounting areas	90,000	-	90,000
accounting due diligence procedures on companies for divestiture and acquisition	120,000	-	120,000
Other	-	20,100	20,100
Total 2011 fees due for audit and other services to the PwC network	3,258,167	109,515	3,367,682
Out-of-pocket			287,962
Total			3,655,644

Note 40 – Events subsequent to December 31, 2011

Merger of TI Audit and Compliance Services S.c.a r.l. in Telecom Italia

On January 1, 2012, TI Audit and Compliance S.c.a r.l. was merged in Telecom Italia. The merger, in response to a rationale aimed at the revision of the corporate governance structure of the Telecom Italia Group by concentrating the activities and expertise in the area of internal control in the Parent, took place according to the merger project prepared on the basis of the balance sheet as at June 30, 2011.

As established in the project, the share of nominal 500,000.00 euros owned by Telecom Italia Media S.p.A. was purchased by Telecom Italia on December 20, 2011. Having become the holder of the entire share capital of TI Audit, on the same date the merger deed was signed for incorporation with administrative and accounting effect on January 1, 2012.

Note 41 – List of investments in subsidiaries, associates and joint ventures

(thousands of euros)	Head office		Share capital (1)	Equity (1) (2)	Profit/ (loss) (1)	% ownership	Share of equity (A) (3)		Carrying amount (B) (4)	Difference (B-A)

Investments in subsidiaries
EMSA SERVIZI (in liquidation)	Rome		5,000	6,099	132	100.00%	6,099		5,000	(1,099)
HR SERVICES	L'Aquila		500	1,630	638	100.00%	1,630		521	(1,109)
IT TELECOM	Pomezia (RM)		7,000	8,887	71	100.00%	8,887		8,476	(411)
MATRIX	Milan		2,100	29,917	(16,684)	100.00%	29,917		29,917	-
OFI CONSULTING	Ivrea (TO)		95	46,228	204	100.00%	46,228		35,109	(11,119)
OLIVETTI GESTIONI IVREA	Ivrea (TO)		100	355	(20)	100.00%	355	(5)	375	20
OLIVETTI MULTISERVICES	Milan		20,337	71,328	2,002	100.00%	71,328		40,406	(30,922)
OLIVETTI	Ivrea (TO)		43,000	46,051	(34,844)	100.00%	44,171	(6)	43,174	(997)
PATH.NET (7)	Rome		7,724	13,763	1,836	100.00%	12,263		7,770	(4,493)
SAIAT	Turin		35,745	50,915	565	100.00%	50,915		34,743	(16,172)
SHARED SERVICE CENTER	Rome		3,061	12,330	(3,389)	100.00%	12,330		12,330	-
SOFORA TELECOMUNICACIONES	Buenos Aires (Argentina)	Pesos Arg. (,000)	439,702	436,789	(806)					-
		Euro	78,974	79,451	(145)	32.50%	51,052	(6)	1	(51,051)
TECNO SERVIZI MOBILI	Rome		26	1,628	9,882	100.00%	1,628		53	(1,575)
TECO SOFT ARGENTINA (in liquidation)	Buenos Aires (Argentina)	Pesos Arg. (,000)	12	42	398					-
		Euro	2	8	71	100.00%	8	(5)	-	(8)
TI AUDIT AND COMPLIANCE SERVICES	Milan		2,750	2,947	148	100.00%	2,947		2,886	(61)
TELECOM ITALIA CAPITAL	Luxembourg		2,336	52,661	(36,566)	100.00%	52,661		2,388	(50,273)
TELECOM ITALIA DEUTSCHLAND HOLDING	Frankfurt (Germany)		25	45,820	(13,038)	100.00%	45,820		45,820	-
TELECOM ITALIA INTERNATIONAL	Amsterdam (The Netherlands)		2,399,483	6,877,217	398,380	100.00%	6,877,217		6,835,705	(41,512)
TELECOM ITALIA LATAM PARTIC. E GESTAO ADMIN	Sao Paulo (Brazil)	R $ (,000)	118,926	(39,888)	(31,050)					-
		Euro	48,999	(16,435)	(12,793)	100.00%	(16,434)	(5)	.	16,434
TELECOM ITALIA MEDIA	Rome		212,188	234,300	(60,759)	75.17%	153,510	(6)	176,035	22,525
TELECOM ITALIA SAN MARINO	San Marino		1,808	4,372	1,064	0.0001%	-		-	-
TELECONTACT CENTER	Naples		3,000	8,202	(6,973)	100.00%	8,202		7,410	(792)
TELENERGIA	Rome		50	13,491	2,447	100.00%	13,491		50	(13,441)
TELSY	Turin		390	13,989	(2,359)	100.00%	13,989	(5)	14,517	528
INVERSIONES MILANO-TIERRA ARGENTEA	Buenos Aires (Argentina)	Pesos Arg. (,000)	261,213	243,072	(18,142)					-
		Euro	46,916	43,658	(3,258)	10.00%	4,366		4,609	243
TELECOM ITALIA FINANCE	Luxembourg		542,090	1,648,265	71,778	100.00%	1,648,265		1,448,390	(199,875)
TELECOM ITALIA SPARKLE	Rome		200,000	474,932	94,196	100.00%	573,736	(6)	586,371	12,635
TLC COMMERCIAL SERVICES	Rome		500	14.544	(515)	100.00%	19,245	(6)	15,100	(4,145)
								(*)	9,357,156	(376,670)

(thousands of euros)	Head office	Share capital (1)	Equity (1) (2)	Profit/ (loss) (1)	% ownership	Share of equity (A) (3)	Carrying amount (B) (4)	Difference (B-A)

Investments in associates and joint ventures
AREE URBANE (in liquidation)	Milan	100	(22,412)	(23,859)	31.65%	(7,094)	-	7,094
ASSCOM INSURANCE BROKERS	Milan	100	1,816	1,186	20.00%	363	20	(343)
Consorzio CRIAI (in liquidation)	Portici (NA)	407	336	(665)	47.93%	161	-	(161)
IM.SER	Milan	21	229	107	40.00%	92	41	(51)
NORDCOM	Milan	5,000	7,501	338	42.00%	3,150	2,143	(1,007)
TIGLIO I	Milan	5,256	48,682	(29,440)	45.70%	22,247	20,621	(1,626)
TIGLIO II	Milan	10	1,141	(119)	49.47%	564	552	(12)
Consorzio EO (in liquidation)	Rome	14	13	(1)	50.00%	7	-	(7)
Consorzio Scuola Superiore Alta Formazione Università Federico II (in liquidation)	Naples	127	106	(11)	20.00%	21	21	-
Consorzio TEMA.MOBILITY	Turin	850	850	-	50.00%	425	419	(6)
							23,817	3,881

(*)

The amount does not include 86 thousand euros for the discount and the fair value of the bonus shares, on the Telecom Italia ordinary shares subscribed by the employees of the companies controlled indirectly by the Telecom Italia Group under the “Broad-based employee share ownership plan 2010-2014”.

(1)

Data taken from the latest approved financial statements. For subsidiaries, the data used are taken from the IFRS-prepared financial statements.

(2)

Includes profit (loss).

(3)

Net of dividends to be paid.

(4)

Includes payments made to the investment account.

(5)

Covered by the provision for losses of subsidiaries and associates.

(6)

Data taken from the consolidated financial statements.

(7)

Share capital is net of receivables from shareholders for payments still due.

Certification of the Separate Financial Statements at December 31, 2011 Pursuant to art. 81-ter of Consob Regulation 11971 dated May 14, 1999, with Amendments and Additions

1.

We, the undersigned, Franco Bernabè, as Executive Chairman, Marco Patuano, as Domestic Managing Director, and Andrea Mangoni, as Manager responsible for preparing Telecom Italia S.p.A.’s financial reports, certify, having also considered the provisions of art. 154-bis, paragraphs 3 and 4, of Legislative Decree 58 of February 24, 1998:

•

the adequacy in relation to the characteristics of the company and

•

the effective application

of the administrative and accounting procedures used in the preparation of the separate financial statements for the 2011 fiscal year.

2.

Telecom Italia has adopted as its framework for the definition and assessment of its internal control system, with particular reference to the internal controls surrounding the preparation of the financial statements, the Internal Control – Integrated Framework model issued by the Committee of Sponsoring Organizations of the Treadway Commission.

3.

The undersigned also certify that:

3.1.

the separate financial statements at December 31, 2011:

a)

are prepared in conformity with International Financial Reporting Standards adopted by the European Union pursuant to EC regulation 1606/2002 of the European Parliament and Council dated July 19, 2002 (International Financial Reporting Standards – IFRS), as well as the legislative and prescribed provisions in force in Italy with particular reference to the measures enacted for the implementation of Legislative Decree 38 dated February 28, 2005, art. 9;

b)

agree with the results of the accounting records and entries;

c)

provide a true and fair view of the financial conditions, results of operations and cash flows of the Company;

3.2.

the report on operations contains a reliable operating and financial review of the Company, as well as the description of its exposure to major risks and uncertainties.

March 29, 2012

Executive Chairman Franco Bernabè	Domestic Managing Director Marco Patuano
Manager responsible for preparing the Company’s financial reports Andrea Mangoni

Independent auditors’ report

pwc

AUDITORS' REPORT IN ACCORDANCE WITH ARTICLES 14 AND 16 OF LEGISLATIVE DECREE NO. 39 OF 27 JANUARY 2010

To the Shareholders of
Telecom Italia SpA

1. We have audited the separate financial statements of Telecom Italia SpA as of 31 December 2011 which comprise the statement of financial position, the separate income statement, the statement of comprehensive income, the statement of changes in equity, the statement of cash flows and the related notes. The directors of Telecom Italia SpA are responsible for the preparation of these financial statements in accordance with the International Financial Reporting Standards, as adopted by the European Union, and with the regulations issued to implement article 9 of Legislative Decree No. 38/2005. Our responsibility is to express an opinion on these separate financial statements based on our audit.

2. We conducted our audit in accordance with the auditing standards recommended by Consob, the Italian Commission for listed Companies and Stock Exchange. Those standards require that we plan and perform the audit to obtain the necessary assurance about whether the separate financial statements are free of material misstatement and, taken as a whole, are presented fairly. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors. We believe that our audit provides a reasonable basis for our opinion.

   For the opinion on the consolidated financial statements of the prior year, which are presented for comparative purposes, reference is made to our report dated 16 march 2011.

3. In our opinion, the separate financial statements of Telecom Italia SpA as of 31 December 2011 comply with the International Financial Reporting Standards, as adopted by the European Union, and with the regulations issued to implement article 9 of Legislative Decree No. 38/2005; accordingly, they have been prepared clearly and give a true and fair view of the financial position, result of operations and cash flows of Telecom Italia SpA for the year then ended.

PricewaterhouseCoopers SpA

Sede legale e amministrativa: Milano 20149 Via Monte Rosa 91 Tel. 0277851 Fax 027785240 Cap. Soc. 3.754.400,00 Euro i.v., C.F. e P.IVA e Reg. Imp. Milano 12979880155 Iscritta al n. 43 dell'Albo Consob - Altri Uffici: **Bari** 70124 Via Don Luigi Guanella 17 Tel. 0805640211 – **Bologna** Zola Predosa 40069 Via Tevere 18 Tel. 0516186211 – **Brescia** 25123 Via Borgo Pietro Wuhrer 23 Tel. 0303697501 – **Catania** 95129 Corso Italia 302 - **Firenze** 50121 Viale Gramsci 15 Tel. 0552482811 – **Genova** 16121 Piazza Dante 7 Tel. 01029041 – **Napoli** 80121 Piazza dei Martiri 58 Tel. 08136181 – **Padova** 35138 Via Vicenza 4 Tel. 049873481 – **Palermo** 90141 Via Marchese Ugo 60 Tel. 091349737 – **Parma** 43100 Viale Tanara 20/A Tel. 0521242848 – **Roma** 00154 Largo Fochetti 29 Tel. 06570251 – **Torino** 10122 Corso Palestro 10 Tel. 011556771 – **Trento** 38122 Via Grazioli 73 Tel. 0461237004 - **Treviso** 31100 Viale Felissent 90 Tel. 0422696911 – **Trieste** 34125 Via Cesare Battisti 18 Tel. 0403480781 - **Udine** 33100 Via Poscolle 43 Tel. 043225789 – **Verona** 37135 Via Francia 21/C Tel. 0458263001

www.pwc.com/it

Report of the Board of Statutory Auditors to the shareholders’ meeting of Telecom Italia S.p.A. pursuant to article 153 of legislative decree 58/1998

Dear Shareholders,

This report is made up of three separate sections: the First Section explains the activities performed by the Board of Auditors during the course of the financial year 2011 and up to today’s date, as required by Consob Notice no. DEM/1025564 of 6 April 2001 and subsequent amendments and supplements; the Second Section provides an update on the specific activities of supervision and monitoring performed by the Board of Auditors during 2011 regarding the so-called Greenfield Project, that is to say the internal analysis initiated by the top management of Telecom Italia in relation to certain allegedly illegal acts committed in previous years to the detriment of the Company, and sets out the Board of Auditors’ views of the results of this Project; the Third Section contains the report on the financial statements at 31 December 2011 of Telecom Italia Audit & Compliance Services S.c.a.r.l., a company incorporated into Telecom Italia S.p.A. with effect from 1 January 2012.

First Section

During the 2011 financial year the Board of Auditors performed the supervisory activities required by the applicable legislation, also taking account of the principles of conduct recommended by CNDCEC (the Italian board of chartered accountants and accounting consultants) and the Consob notices on company controls and the activities of the Board of Auditors.

The Control Body has acquired the information necessary for the performance of the tasks of general supervision assigned to it by attending the meetings of the Board of Directors and board Committees (i.e. the Executive Committee, the Committee for Internal Control and Corporate Governance, the Nomination and Remuneration Committee), and by interviewing Company management, as well as by special analyses conducted directly or in joint meetings with the Committee for Internal Control and Corporate Governance.

1.

On the basis of the information received and as a result of the analyses conducted by the Board of Auditors, it has become clear that the transactions carried out by the Company which have major impact on revenues, finances and assets, including transactions performed through companies in which the Company has a direct or indirect stake, are essentially made up as follows:

•

Sofora Telecomunicaciones S.A.

On 13 October 2010 the Sofora – Telecom Argentina group became part of the consolidation perimeter of the Telecom Italia Group, after the latter increased its holding from 50% to 58%.

During 2011, Telecom Italia Group made further purchases of shares, increasing its holding in the Telecom Italia Argentina group from 16.2% (at 31 December 2010) to 22.7% (at 31 December 2011). These operations have not changed the Telecom Argentina Group governance rights laid down in the agreement signed by Telecom Italia Group and its partner Werthein, or the undertakings given by Telecom Italia Group to the Argentine antitrust authorities.

•

Sale of EtecS.A.

The sale of the 27% of the share capital of Cuban operator EtecS.A. held by Telecom Italia International N.V. was completed on 31 January 2011.

•

Acquisition of control of the 4G group

On 27 July 2011, after receiving the authorisation by Italian antitrust authority, Telecom Italia completed the purchase of 71% of the share capital of 4G Holding S.p.A., which holds 100% of 4G Retail S.r.l. The transaction was carried out through TLC Commercial Services S.r.l., a company wholly controlled by Telecom Italia.

•

Acquisition of licences to use LTE frequencies in Italy

In the second half of 2011, Telecom Italia participated in the Procedure to assign use rights to frequencies in the 800, 1800, 2000 and 2600 MHz bands, throughout Italy,  to be used to offer public landline broadband electronic communication services.

These rights were formally adjudicated by the Italian Ministry for Economic Development on 3 October 2011; the rights were assigned in February 2012.

•

Sale of Loquendo S.p.A.

Loquendo S.p.A. was sold on 30 September 2011, and as a result the company was no longer included in the consolidation perimeter.

•

Acquisition of control of Tim Fiber SP and Tim Fiber RJ

On 31 October 2011 the process to acquire two companies in the AES Atimus group, a telecommunications infrastructure operator in the states of San Paolo and Rio de Janeiro (Brazil), by Companhia Brasiliana de Energia through subsidiary Tim Celular S.A., was completed. This operation involved the purchase of all the share capital of Eletropaulo Telecomunicações Ltda (now Tim Fiber SP) and 98.3%, subsequently increased to 99.1%, of AES Communications Rio de Janeiro S.A. (Tim Fiber RJ). An offer to purchase the remaining 0.9% of the latter, concluded at the end of February 2012, brought the share owned to 99.7%.

In 2011 the following notes were issued:

•

on 25 January 2011 Telecom Italia S.p.A. issued a note for the amount of Euro 1 billion, with coupon rate 5.125% and maturity on 25 January 2016;

•

on 25 May 2011 Telecom Italia S.p.A. issued a note for the amount of Euro 750 thousand, with coupon rate 4.750% and maturity on 25 May 2018;

•

on 20 October 2011 Telecom Italia S.p.A. issued a note for the amount of Euro 750 thousand, with coupon rate 7.00% and maturity on 20 January 2017;

•

on 3 November 2011 Telecom Italia issued a note for the amount of Euro 250 thousand, with coupon rate 7.00% and maturity on 20 January 2017.

All the transactions indicated above are listed in the notes to the consolidated financial statements of the Telecom Italia Group and the notes to the separate balance sheet of Telecom Italia S.p.A., as well as in the report on operations for the year 2011.

The Board of Auditors has verified that the above transactions comply with the law, the Company bylaws and the principles of correct administration, and has made sure that they were not manifestly imprudent or hazardous, in potential conflict of interest, or contrary to the resolutions adopted by the Shareholders’ Meeting or likely to compromise the integrity of the corporate assets.

2.

During the course of 2011 the Board of Auditors did not encounter atypical and/or unusual corporate transactions with third parties or related parties (including the companies within the Group).

The information relating to the principal infragroup transactions and with other related parties executed in the financial year 2011, and the description of their characteristics and economic effects is contained in the notes to the separate financial statements of Telecom Italia S.p.A. and to the consolidated financial statements of the Telecom Italia Group.

In terms of transactions with related parties, the Board of Auditors emphasises that, in compliance with the regulatory prescriptions by Consob contained in its Resolution no. 17221 of 12 March 2010 (and subsequent amendments and supplements), the Company has adopted an appropriate procedure which classifies transactions into different categories, applying to each of them a specific path to validation and approval, according to a structured procedure, explained in detail in the “Report on corporate governance and share ownership for the financial year 2011 of Telecom Italia S.p.A.”, to which reference should therefore be made.

The Board of Auditors has overseen the conformity of the procedures adopted by the Company with the principles indicated by Consob, as well their observance.

3.

Taking account of the size and structure of the Company and of the Telecom Italia Group, given that there were no atypical and/or unusual transactions, the Board of Auditors believes that the report on the Company’s transactions with related and infragroup parties, given in the notes to the separate financial statements of Telecom Italia S.p.A. and in the notes to the consolidated financial statements of the Telecom Italia Group, should be considered adequate.

4.

On 12 April 2012, Statutory Auditor PricewaterhouseCoopers issued the reports pursuant to Article 14 of Legislative Decree no. 39 of 27 January 2010, in which it states that the separate financial statements of Telecom Italia S.p.A. and the consolidated financial statements of the Telecom Italia Group at 31 December 2011 comply with the International Financial Reporting Standards (IFRS) adopted by the European Union, as well as with the provisions issued in implementation of Article 9 of Legislative Decree no. 38 of 2005, that they are drafted with clarity and that they represent truthfully and correctly the finances and assets of the company, the profit and loss results, and the cash flows of the Company and the Group.

Furthermore, the Statutory Auditor also considers that the report on operations and the information in subsection 1, letters c), d), f), l) and m) and subsection 2, letter b) of Article 123-bis of Legislative Decree no. 58 of 1998 (the so-called Consolidated Finance Law, also referred to as “CFL”), presented in the report on corporate governance and share ownership, are consistent with the Company’s separate financial statements and the consolidated financial statements for the Group at 31 December 2011.

Telecom Italia is registered with the US Securities and Exchange Commission as a ‘foreign issuer’ and listed on the New York Stock Exchange, and is thus also subject to United States law. To this end it is the Board of Auditors that carries out the tasks required of an “Audit Committee” by US legislation.

In particular, in implementation of the obligations that derive from its role as Audit Committee of the Company, the Board of Auditors has adopted a specific procedure for the receipt, retention and treatment of ‘whistle blowing’ reports it receives since 2005. These reports may consist of:

•

“complaints” from shareholders concerning what is considered to be improper behaviour;

•

“complaints” or notifications, from anyone, shareholders or otherwise, concerning alleged anomalies, irregularities, misconduct or, more generally, any problem or issue which is thought to merit investigation by the Control Body;

•

“complaints”, from anyone, concerning “accounting, internal accounting controls or auditing matters”,

•

“concerns”, which may be submitted anonymously, from employees of the Company or the Group, concerning “questionable accounting or auditing matters”.

•

There are instructions on the Governance section of the Company’s website (Governance System – Procedures), for sending such whistle blowing reports to the Board of Auditors/Audit Committee of the Company.

5.

Nel periodo compreso tra il 25 febbraio 2011 e il 29 marzo 2012 sono state presentate due denunce ai sensi e per gli effetti dell’art. 2408 del codice civile. Si illustrano qui di seguito, sinteticamente, gli approfondimenti condotti e le valutazioni del Collegio Sindacale.

On 30 September 2011, a complaint of alleged improper behaviour regarding the selection of the professional consultant designated by Telecom Italia S.p.A. to work as representative in the Meeting of the ordinary shareholders in April 2011, pursuant to article 135-undecies of Legislative Decree no.  58/1998, and the resulting cost incurred, was received from a shareholder.

After performing the appropriate checks, the Board of Auditors acknowledged that the Company, in fulfilment of the new legal provisions, had appointed a professional expert in proxy voting services and assigned a lump sum fee for their services, and found no omissions or irregularities to report to the Shareholders' Meeting of the Company.

On 14 December 2011, a complaint of alleged improper behaviour regarding – among other things – some press reports concerning the start of an investigation into the ex-Chairman of the Company, Marco Tronchetti Provera, was received from a shareholder. In particular, the shareholder emphasised that “all the costs of illegal spying activities – for a sum of over 40 million euros – initially paid by Pirelli in 2003, subsequently became the burden of Telecom Italia, as evidenced by the financial statements for 2008, 2009 and 2010”. The preliminary comment of the Board of Auditors was that the issue of the costs of the Security Function in the period from 2000 to 2007 has already been the subject of an audit by the Board of Auditors, as previously reported to the shareholders’ meetings in its reports on the financial statements for 2006, 2008, 2009 and 2010, and a further inquiry was undertaken as part of the internal investigation undertaken in the Greenfield Project. No new element emerged from the investigations undertaken by the Board of Auditors after receipt of this complaint.

For completeness, we would confirm that, as announced at the last meeting of the shareholders, the Company has formulated a request for reimbursement of approximately one million euros from Pirelli, relative to the operations wholly referable to Pirelli, charged to and paid for by Telecom Italia: the Board of Auditors will monitor how the situation develops.

6.

Between 25 February 2011 and 29 March 2012 the Board of Auditors received fifteen “reports” (or groups of “reports”, treated as units in the case of several communications from a single individual, even if at separate times), which complained, for the most part, of technical service issues and failures of a commercial, accounting and administrative nature. The Board of Auditors investigated these complaints appropriately, with the support of the Group Compliance Officer and some Company departments, but no irregularities to be reported to the Shareholders’ Meeting have emerged to date.

7.

Report on any appointments conferred on  the statutory auditor and the corresponding costs

During the 2011 financial year Telecom Italia S.p.A. appointed PricewaterhouseCoopers S.p.A. to undertake various tasks other than audits of financial statements, the fees for which, before VAT, are summarised below:

PricewaterhouseCoopers S.p.A.	(in Euro)
Execution of agreed audit procedures on data used to draw up the profit and loss account and “reconstructed” balance sheet of the “fixed network services” perimeters.	50,000.00
Execution of agreed audit procedures on data used to draw up the profit and loss account and “reconstructed” balance sheet of the “mobile network services” perimeters.	40,000.00
Agreed procedures connected with the issue of the comfort letter in relation to the issue of notes that are part of the € 20,000,000,000 “Euro Medium Term Note Programme”.	145,000.00
Accounts auditing of the summary of costs for the staff engaged in research and development for Telecom Italia S.p.A. for the financial year 2010 allowed as deductible for the purposes of IRAP [Regional Tax], in accordance with Article 11, subsection 1, letter A) no. 5) of Legislative Decree no. 446/97 and subsequent amendments	20,000.00
Agreed procedures and declarations regarding tender bids	15,000.00
Activities connected with updating the €20,000,000,000 Euro Medium Term Note Programme:	40,000.00
Limited review of the abbreviated half-yearly consolidated financial statements of Telecom Italia S.p.A. at 30 June 2011, prepared in accordance with the IFRS issued by the International Accounting Standards Board for the purposes of Form 6-K for filing with the Securities and Exchange Commission (“SEC”)	18,000.00
Agreed due diligence procedures connected with the sale of a shareholding	150,000.00
Accounting advice and consultation activities carried out in financial years 2010 and 2011.	365,000.00
Accounting advice and consultation in relation to the Securities and Exchange Commission (“SEC”) review of the Telecom Italia S.p.A. Form 20-F 2010.	48,790.00
Total	891,790.00

8.

In the course of the 2011 financial year, Telecom Italia S.p.A. conferred, also through its Branch Office in Argentina, a number of tasks on parties connected by continuing relationships with PricewaterhouseCoopers S.p.A. and/or on companies belonging to the latter’s international network (i.e. PricewaterhouseCoopers Advisory S.p.A. and Price Waterhouse & Co. Asesores de Empresas S.R.L.) for which the fees, excluding VAT, are summarised below:

PricewaterhouseCoopers Advisory S.p.A.	(in euro
Additional audits regarding the examination of the sustainability report:

•

audit of the sustainability information and data of Telecom Argentina

•

audit of the greenhouse gas emissions reported in the CDP (Carbon Disclosure Project) questionnaire

•

audit of stakeholder consultation activities (5,000 euros per consultation)

15,000,00 5,000,00 5,000,00
Total	25,000.00

Price Waterhouse & Co. Asesores de Empresas S.R.L. (Argentina)	in euro
Auditing the financial statements as at 31.12.2011 of “Sucursal Argentina” (Argentina Branch Office). Equivalent of 30,000 Argentinian Pesos (ARS) at the average exchange rate for financial year 2011: 1 Euro = 5.74419 ARS	5,223.00
Declarations on the documentation and accounts records of funds provided by Telecom Italia S.p.A. in favour of “Sucursal Argentina” (Argentina Branch Office), as required by the local Authorities. Equivalent of 12,000 Argentinian Pesos (ARS) at the average exchange rate for financial year 2011: 1 Euro = 5.74419 ARS	2,090.00
Totale	7,313.00

It should be noted that the Shareholders' meeting held on 29 April 2010, on the basis of the proposal put forward by the Board of Auditors, conferred the office of Statutory Auditor (separate financial statements of Telecom Italia S.p.A., annual consolidated financial statements, abbreviated half-yearly consolidated financial statements, annual report for the purposes of the US Laws) on PricewaterhouseCoopers S.p.A. for the nine year period 2010 -2018.

The auditor appointed by the Parent company Shareholders’ Meeting is the main auditor for the entire Telecom Italia Group. To protect the independence of the appointed auditor, the Guidelines establish the principle under which the appointment of further assignments (when allowed by the reference regulations) is limited to the services and activities closely related to the audit of the financial statements. Conferment of a single further appointment is subject to the prior approval of the Board of Auditors of the Parent company; for some types of appointment (“preapproved appointments”), approval is given in advance. In each case, the Board of Auditors may establish the guidelines and quali-quantitative criteria regarding the appointment of auditors valid for the entire Group. Exercising this right, the Board of Auditors has requested that an operating procedure be introduced from 1 January 2012 that requires prior analysis by the Board of Auditors even for preapproved appointments, when particular qualitative conditions are present, or if specific quantitative thresholds are exceeded. The Board of Auditors would also make clear that, with an adequate flow of information, it will adopt the corresponding determinations made by the audit committees of the SEC registered subsidiary companies (i.e. TIM Participações S.A., Nortel Inversora S.A. and Telecom Argentina S.A.) provided they comply with the locally applicable law, U.S. law and the Group Guidelines on this subject.

The Board of Auditors acknowledged the request made by PriceWaterhouseCoopers S.p.A. to supplement their fee on a final account basis for auditing of the internal controls that govern the process of drafting the consolidated financial statements of the Telecom Italia Group, pursuant to section 404 of the Sarbanes-Oxley Act.

Regarding the additional audit activities connected to the acquisition of control of the Sofora Telecomunicaciones S.A. group, it should be noted that on 15 February 2011, PricewaterhouseCoopers S.p.A. had formulated a specific request to supplement their audit fee for the consolidated financial statements as at 31 December 2010, for the activities carried out in 2010, and for the consolidated financial statements as at 31 December 2011, for the activities to be carried out in 2011. In this context, the Board of Auditors acknowledged the PricewaterhouseCoopers S.p.A. communication in which the statutory auditor confirmed that the additional activities specified had been carried out and completed in 2011, detailing the audit hours and costs in line with the information contained in the aforementioned request for a supplement to its fees.

9.

During 2011 the Board of Auditors issued a favourable opinion of the Senior Executive compensation package proposed (by the Nomination and Remuneration committee) for the three year period 2011-2013, pursuant to article 2389, subsection 3 of the Italian Civil Code.

The Board of Auditors issued a favourable opinion on the confirmation of Mr. Andrea Mangoni as the manager responsible for preparing the corporate accounting documents, pursuant to article 154-bis, subsection 1 of Legislative Decree no. 58/1998.

The incorporation into Telecom Italia of Telecom Italia Audit and Compliance Services S.c.a.r.l., previously identified as the internal control manager for Telecom Italia, has resulted  – among other things – in the need to identify a new internal control manager. Regarding this, the Board of Auditors expressed its favourable opinion, pursuant to the Self-Regulatory Code of the Company, of the appointment as internal control manager of Telecom Italia of Mr. Federico Maurizio d’Andrea, who previously represented Telecom Italia Audit and Compliance Services in this role.

See the Company Remuneration report published pursuant to article 123-ter of the CFL for information on the remuneration of the directors, general managers and executives with strategic responsibilities. The Board of Auditors acknowledges that, with the aforementioned document, Telecom Italia complies with the new requirement to apply with the aforementioned regulatory provision.

10. Over the course of financial year 2011, the Company’s Board of Directors and Executive Committee held thirteen and five meetings, respectively, at which the Board of Auditors was always present.

The Committee for Internal Control and Corporate Governance met fourteen times (five of which jointly with the Board of Auditors, given the issues dealt with); the Nomination and Remuneration Committee met eleven times.

During 2011, there were thirty four meetings of the Board of Auditors (5 of which held jointly with the Committee for Internal Control and Corporate Governance, given the issues dealt with).

It should also be noted that the Board of Auditors attended all meetings of the Committee for Internal control and Corporate Governance and – from the renewal of the Board of Directors in April 2011 – was present at all meetings of the Nomination and Remuneration Committee, by the attendance of its Chairman or another Auditor designated by the Chairman.

The Board of Auditors took part in the Shareholders’ Meeting, held on 12 April 2011.

11.

In accordance with its obligations, the Board of Auditors obtained information and supervised compliance with the principles of correct administration, by constant attendance at the meetings of the Board of Directors, via interviews, direct observation, investigations, the receipt of information from the management of the Company, and meetings with the internal control manager, the manager responsible for preparing the corporate accounting documents and the Company Group Compliance Officer.

The Board of Auditors – occasionally through its Chairman – met the Executive Chairman, the Vice Chairman, and statutory auditor PriceWaterhouseCoopers S.p.A for the reciprocal exchange of relevant information and data pursuant to article 150, subsection three of the CFL, and attended the meetings of the Committee for Internal Control and Corporate Governance and the Nomination and Remuneration Committee.

The Board of Auditors believes that the governance arrangements and tools adopted by the Company constitute a valid supervisory framework to ensure that the principles of correct administration are respected in operational practice. In particular, in relation to the decision-making processes of the Board of Directors, the Control Body has supervised, including by attendance at board meetings, the compliance of management decisions made by the Directors with the law and the company by-laws, and checked that the related resolutions were adequately supported by information, analysis and audit processes – also involving consultation with the board subcommittees and external professionals, when necessary – regarding, primarily, the economic and financial consistency of transactions and their alignment with the interests of the Company.

12.

The Board of Auditors has supervised the adequacy of the organisational structure of the Company, by collecting information from the appropriate structures, interviews with the managers of the various company departments, and meetings with those responsible for internal and external audit.

The Board of Directors plays an active role, in both the strategic guidance of the Company and in the control of operations, and the full board has the power to develop strategic policy and the responsibility to intervene directly in the most important decisions about the activities of  the Company and the Group. In particular, the Board reserves to itself the right, among others:

•

to review and approve the strategic, business and financial plans, as well as the budget;

•

to review and approve strategic operations;

•

to ascertain the adequacy of the organisational, administrative and accounting structure, with particular reference to the internal control system;

•

to draw up and adopt the Company rules of corporate governance and to define the Group corporate governance guidelines; to define the limits, operating methods and  intervals at which the delegated bodies must report on their activities;

•

to appoint the offices of Chairman and Chief Executive Officer of subsidiaries of strategic importance;

•

to supervise the general trend in operations, periodically comparing the results achieved with the results planned.

The attribution (and revocation) of powers to the Directors is reserved to the Board of Directors, which defines the object, limits and methods for the exercise of these powers, and receives a continuous flow of information on the activity carried out, the general trend in operations and the transactions of major impact on the revenues, finances and assets of the Company.

On 13 April 2011, following the renewal approved by the Shareholders' Meeting on 12 April 2011, the Board of Directors appointed Franco Bernabè Chairman of the Board and Chief Executive Officer, Aldo Minucci Vice Chairman and Marco Patuano Managing Director and Chief Operating Officer.

In addition to the power to legally represent the Company, as laid down in the Bylaws, and all the powers necessary for performing actions pertinent to the activity of the company in its various manifestations - to be exercised with a single signature - the overall governance of the Group, including coordination of the activity of the Managing Director and Chief Operating Officer, and the definition of the Company’s strategic guidelines were conferred on the Chairman of the Board and

Chief Executive Officer The Chairman of the Board and CEO was also assigned responsibility for extraordinary transactions and extraordinary finance operations to be proposed to the Board of Directors.

The powers conferred on the Vice Chairman were the representation of the Company, as laid down in the Bylaws, in the event that the Chairman is absent or unable to act, and a proxy relating to the functioning of the internal control system.

In addition to the power to legally represent the Company, as laid down in the Bylaws, and to exercise, with a single signature, all powers required to perform actions pertinent to the activity of the company in its various manifestations, the Managing Director and Chief Operating Officer was made responsible for the overall governance of operations in Italy.

On 7 July 2011, after the alignment of the corporate structures with the organisational structure defined by resolution of the board on 13 April 2011, the Board of Directors approved the redefinition of the perimeter of the so-called managers with strategic responsibilities (also referred to as key managers or executive officers), including among them the temporary Managers of Administration, Finance and Control & International Development, Human Resources and Organization, Legal Affairs, National Wholesale Services, Public & Regulatory Affairs, Supply Chain & Real Estate, Technology, Consumer, Tim Brasil and Telecom Argentina, and confirmed the Senior Executives as strategic managers.

Moreover, after the organisational changes made to the Domestic division at the end of 2011 (i.e., the previously separate Top Clients and Public Sector departments merged into the Top Clients and Public Sector department), on 23 January 2012 the Board of Directors updated the board decisions of 7 July 2011, adding the temporary Manager of the Top Clients and Public sector department in the perimeter of the so-called key managers.

Regarding the new organisational structure of the Company, the system of management committees, focussed on the governance and operational integration of the activities of the group, was renewed in July 2011. The Board of Auditors would point out that the Group Committees System is an important element of the organisational structure, and, in particular, fulfils the aim of (i) monitoring the implementation of strategies and the development of plans; (ii) guaranteeing that the overall operations of the Group and specific businesses are monitored; (iii) strengthening the operational synergies needed between the different departments involved in technological, business and support processes.

The merger by incorporation of TI Audit and Compliance Services S.c.a r.l. into Telecom Italia came into effect on 1 January 2012. This operation is the result of a review of the control governance structure of the Telecom Italia Group that concentrates activity and expertise in control and compliance matters in the Parent company. After completion of the incorporation of this consortium company, the organisational model adopted places the group audit and compliance activities to report to the Vice Chairman of Telecom Italia, with delegated authority for the operation of the internal control system, without changing the reporting of the “operational” compliance function to the Domestic Managing Director.

Given the extremely complex structure of the Company and the Group, and having noted the opportunity identified by the Directors to focus on the resources based on the main business and geographic areas, taking into account that in a complex enterprise organizational systems are essentially subject to a permanently on-going evolution process, the Board considers the organizational structure of the Company and the Group to be adequate.

13. The internal control system is a set of rules, procedures and organizational structures that, through a process of identifying, measuring, managing and monitoring the principal risks, allows the sound, fair and consistent operation of the company in line with the pre-established objectives.

Pursuant to the Self-Regulatory Code that the Company has adopted, in exercising its responsibility for the internal control system the Board of Directors appoints as manager a person with an adequate level of independence and means suitable to perform this duty. The internal control manager is responsible for supporting the management and control boards in assessing the adequacy, operation and effectiveness of the control system, and consequently for proposing corrective measures in case of irregularities and/or deficiencies. The internal control manager reports on his work to the Director delegated for this purpose, to the Board of Auditors and to the Committee for Internal Control and Corporate Governance.

The oversight role of the internal control manager is directed towards expressing an assessment in terms of reasonable certainty about the capacity of the internal control system to impact on the actual achievement of the objectives assigned to individual company structures (effectiveness profile), taking account of the rational use of resources for their realization (efficiency profile) in the light of the (qualitative/quantitative) risk factors present and the probability of their affecting the achievement of those objectives.

For the purposes of an overall assessment of the internal control system, the Manager takes as a methodological reference for his interventions the following components of the CoSo Report1:

•

“Control environment” and “Information and Communication”, which have a significant impact on, inter alia, oversight of the compliance and auditing methodologies, dissemination of the control culture and consolidation of the ethical values of the business;

•

“Risk assessment” and “Control activities”, which require a process of identifying and managing audit projects, as well as oversight of the compliance of processes and business operations with applicable laws and internal procedures of reference;

•

"Monitoring", which requires the continuous performance of activities to control the business areas at the greatest risk, aimed at determining the effective overcoming of the weaknesses reported.

The Board of Auditors closely supervised the internal control system adopted by the Company and the Group, evaluating its adequacy, also through periodic meetings with the Manager responsible for internal control and with the audit and compliance structures, the statutory auditor, interviews with management and with the head of Enterprise Risk Management, joint meetings or attendance at meetings of the Committee for Internal Control and Corporate Governance and by acquiring documentation.

Up until 31 December 2011 the role of internal control manager was assigned to Telecom Italia Audit & Compliance Services S.c.a r.l., represented by its Vice Chairman (ex Chairman) and General Manager, Federico Maurizio d’Andrea.

In August the Boards of Directors of Telecom Italia and Telecom Italia Audit & Compliance Services approved a plan for merger by incorporation of the latter into the former, in accordance with the policy of reviewing the control governance structures of the Group, which concentrates activities and expertise in the matter of internal controls in the Parent company. The process of incorporation of Telecom Italia Audit & Compliance Services concluded with the drafting of the deed of merger in December 2011 and the incorporation consequently took effect from 1 January 2012.

In its meeting on 1 December 2011, given this process of integration, and in substantial continuity with the pre-existing situation, the Board of Directors of Telecom Italia assigned the role of internal control manager to Mr. D’Andrea, as Manager of the Audit Division of the Company. Favourable opinions were expressed on this choice by the Board of Auditors and the Committee for Internal Control and Corporate Governance.

The Board of Auditors has monitored the activities of the internal control manager, noting a positive evolution (in the various contexts) of the elements that make up the internal control system, and the fact that most of the improvements identified have been implemented by the management within the timescales specified. In general, audits have found that the principal improvement processes have regarded projects on network quality, further strengthening the security of the systems and network, commercial processes and oversight of subsidiary companies. In addition the audits have triggered improvements in the Group procedures system. In this context the Board of Auditors has also noted the overall assessment of the internal control system expressed by the internal control manager, which is reported in full below: “With reference to the specific operational contexts analysed, and considering the system weaknesses of various intensity identified by the audits on the one hand, and the regular (and practically integral) implementation of the defined improvement actions on the other, I believe that the current internal control system, as a whole, has reduced risk profiles to a level that is physiologically acceptable for the correct functioning of the processes.

As part of the aforementioned activity to monitor the adequacy of the internal control system, the Board of Auditors has also arranged a series of specific and in-depth meetings with the manager of the audit department Brazilian subsidiary TIM Participações S.A.; moreover, again in the context of monitoring the internal control system, the Board of Auditors has met with the Chairmen of the Boards of Auditors of the principal Italian subsidiaries and the Chairman of the Board of Auditors has met the Chairman of the  Conselho Fiscal of Tim Participações, and the Chairman of the Comité de Auditoria of Telecom Argentina

As part of its verification of the adequacy of the internal control system to comply with legislative decree no. 231/2001, which disciplines the liability of organisations for unlawful administrative acts consequent on crime,  the Board of Auditors reports that Telecom Italia has adopted an Organisational Model designed to prevent the commission of criminal acts that might constitute liabilities for the Company. This Organizational Model is comprised of:

(i)

the Code of Conduct and Ethics of the Telecom Italia Group, which enunciates the general principles (transparency, fairness, loyalty) that guide the Company in the carrying out and management of business;

(ii)

the General Principles of Internal Control, i.e. the set of tools to provide a guarantee with regard to the objectives of efficiency and operational effectiveness, reliability of financial and management information, compliance with laws and regulations, safeguarding of assets against possible fraud;

(iii)

the Principles of Conduct, which introduced specific rules for relations with representatives of central or local government and for all compliance and activities of a corporate nature;

(iv)

the Schemes of Internal control, developed for all business processes at risk, both operational and instrumental.

The Organisational Model is subject to periodic revisions, both to take account of elements that have emerged from how it has worked in practice, and to incorporate its extension to further criminal categories as predicate offences.

During 2011 the Organisational Model was updated by the adoption of the scheme to prevent the “231 risk” consequent on the inclusion of environmental crimes (pursuant to legislative decree no. 121/2011) in the category of predicate offences and abrogation (due to its subsequent irrelevance with respect to the perimeter of the Telecom Italia Group) of the internal control scheme “Management and protection of the marine environment”.

A special body (the “Supervisory Body”) oversees the operation of and compliance with the Organizational Model and reports on these matters to the Board of Directors, the Committee for Internal Control and Corporate Governance and the Board of Auditors. To carry out its activities, the Supervisory Body is supported by dedicated Company offices.

The currently serving Supervisory Body was constituted by the Board of Directors of the Company by resolution on 5 May 2011, and it is composed of a Standing Auditor (Ferdinando Superti Furga – Chairman of the Body), an Independent Director and member of the Committee for Internal Control and Corporate Governance (Jean Paul Fitoussi), the internal control manager of the Company (Federico Maurizio d’Andrea), and an external member (Professor Vincenzo Salafia). With the approval of the Committee for Internal Control and Corporate Governance and of the Board of Auditors, the Board of Directors of the Company subsequently supplemented the membership of the Supervisory Body to include the presence of the Group Compliance Officer (currently Francesca Petralia),

With specific reference to the Organisational Model, the Board of Auditors noted that no risk situation had been reported in relation to the financial year 2011.

To create a global approach to risk management, the Telecom Italia Group has implemented and is perfecting a process inspired by Enterprise Risk Management (ERM), which requires a top-down approach (based on self-evaluation of the risk profile by the management) through which risks are identified, assessed and managed.

The process of managing risks (defined as "potential events whose occurrence could compromise the achievement of strategic objectives") is governed by the Group Risk Management Committee, chaired and coordinated by the Administration, Finance and Control & International Development Manager. The Group management committee reports to the Board of Directors and periodically reports to the Committee for Internal Control and Corporate Governance and the Board of Auditors.

The ERM process defines:

•

the mapping of risks, assessed by level of impact and probability of occurrence, with a specific focus on the most significant risks (Top Risks). The assessment is performed at "current" level (evaluation of the risk at the time of assessment, expressing the size of risk to be treated);

•

the degree of maturity of the management process at Entity level and at Top Risks level. A maturity index, traceable over time, is identified for each Top Risk and for the Risk Management system at Entity level;

•

treatment of risk, performed by risk owner company structures by identifying and implementing specific action plans, aimed at both reducing the level of residual risk and increasing the maturity index.

The Board of Auditors monitors the evolution of the project particularly closely, by acquiring information from Company management, in specific interviews as well as in meetings held jointly with the Committee for Internal Control and Corporate Governance.

The Board of Auditors would point out that the Company is currently undertaken an in-depth examination of the arrangements for harmonising the ERM activities into the structures of the internal control system as a whole. The need to verify the organisational design for ERM is shared by the Board of Auditors, also in the light of the centrality assigned to the issue in the new Self-Regulatory Code of Borsa Italiana.

With particular reference to the internal controls for the preparation of the financial statements, the Board of Auditors notes that Telecom Italia has adopted the Internal Control - Integrated Framework model issued by the Committee of Sponsoring Organizations of the Treadway Commission as its reference framework for the definition and assessment of its internal control system.

The Board of Auditors has supervised the financial reporting process, verifying the adequacy and efficacy of the procedure through which financial information is produced and disseminated to the public, also by obtaining information from the Company management.

14. The Board of Auditors evaluated and supervised the adequacy of the administrative and accounting system of the Company and its ability to fairly represent operations, by direct observation, obtaining information from Company management, examining company documents and analysing the results of the activities undertaken by PricewaterhouseCoopers S.p.A..

The Board of Auditors acknowledged the statements issued by the Chairman of the Board and CEO, the Domestic Managing Director and the Manager responsible for preparing the corporate accounting documents of Telecom Italia S.p.A. concerning the adequacy – in relation to the characteristics of the company – and the actual application during 2011 of the administrative and accounting procedures for the preparation of the financial statements and the consolidated financial statements.

On the question of the impairment test, the Board of Auditors reports that in Telecom Italia it is applied in a consolidated and structured way, coordinated by the Administration, Finance and Control & International Development Function, with the intervention of an independent external expert of acknowledged professional expertise. The implementation of the process is analysed and discussed in special meetings of the Committee for Internal Control and Corporate Governance that precede the Board of Directors meetings to approve the financial reports to which the impairment test must be applied. These meetings are held jointly with the Board of Auditors.

The Board of Auditors reports that the impairment test procedure was applied to the 2011 financial statements in terms coherent with the procedure approved by the Board of Directors on 23 February 2012.

Finally, the Board of Auditors would clarify that the process followed to determine if the goodwill value has been reduced in value, to determine if this value can be recovered, and the assumptions used for this purpose are described in detail in the notes to the financial statements, as requested by the reference accounting principles. In particular, “the differences between the values in use and the carrying amounts at 31 December 2011” and the “values of the key variables for estimating the value in use”, and the “changes in key variables needed to render the recoverable amount equal the carrying amount” are indicated in the report on the consolidated financial statements (Note 4 – Goodwill).

Regarding the provisions of article 36, subsection 1, letter c, ii) of the Market Regulations (conditions for the listing of shares of controlling companies and of companies registered in and regulated by the laws of States that are not members of the European Union), the Board of Auditors has not ascertained facts and circumstances that would indicate that the administrative-accounting system of the controlled companies is not adequate to ensure that the data on the revenues, finances and assets of the companies needed for the preparation of the consolidated financial statements regularly reaches the management and auditor of the controlling company.

15.

The Board of Auditors has been made aware of the instructions imparted by the Company to its subsidiaries, pursuant to art. 114, section 2 of the CFL, and considers them adequate to comply with the obligations regarding communication established by the law. In this respect it should be noted that the Company regulates the flow of information it receives from its subsidiary companies on transactions of particular impact, with specific procedures.

The Company has adopted the “Procedure for the handling and communication to the public of sensitive information”, which disciplines the handling of sensitive information about Telecom Italia, its unlisted subsidiaries and the listed financial instruments of the Group. This is directed at all members of corporate bodies, employees and external collaborators who have access to information that might evolve into sensitive information (“market sensitive information”). It also applies as an instruction to all subsidiaries in order to obtain from them, without delay, the information necessary for the timely and proper fulfilment of the public disclosure obligations.

This Procedure also disciplines the maintenance of the register of people with access to sensitive information.

16.

The Board of Auditors has ascertained, from information obtained from Statutory Auditor PricewaterhouseCoopers and from the management of the Company, that the IAS/IFRS principles, and the other legal and regulatory provisions that apply to the preparation and presentation of the separate financial statements, the consolidated financial statements and the accompanying report on operations are complied with.

The Board of Auditors acknowledges that, from the report issued by PricewaterhouseCoopers S.p.A. on 19 April 2011 pursuant to article 19, subsection 3 of Legislative Decree no. 39 of 27 January 2010, no "fundamental issues" during statutory auditing or "significant shortcomings" in the internal control system on the financial reporting process of Telecom Italia S.p.A. emerged for the financial year that ended on 31 December 2010.

17.

The Board of Auditors has supervised the arrangements for the concrete implementation of the rules of corporate governance required by the Self-Regulatory Code drawn up by the Committee for the Corporate Governance of Borsa Italiana, to which the Company adheres. The Board of Auditors reports that analyses and further in-depth surveys by the management of the Company, with the intervention of the Vice Chairman of the Board of Directors, are also underway, given the changes to the internal governance arrangements introduced by the amendments made in December 2011.

As for the Board of Directors of the Company (currently composed of 15 directors), there are 13 non-executive directors, 6 of whom (Elio Cosimo Catania, Lucia Calvosa, Massimo Egidi, Jean Paul Fitoussi, Mauro Sentinelli and Luigi Zingales) qualify as independent Directors, based on their declarations. In this respect, it should be noted that Telecom Italia has adopted the criteria established by the Self-Regulatory Code of Borsa Italiana for qualifying Directors as independent. Based on the information available to the Company and provided by the Directors themselves, the Board of Directors evaluated the subsistence of the requisites for independence during its meeting on 29 March 2012, and then informed the market; these ascertainment activities were also monitored by the Board of Auditors, which made its own assessments, confirming that the requisites for the composition of the administrative body for collective decision making (the presence of at least two independent Directors satisfying the legally established criteria for Auditors) had been respected

The Board of Auditors also verified that its members possess the independence requirements pursuant to article 148, subsection three of the CFL.

The Board of Auditors supervised the independence of Statutory Auditor PricewaterhouseCoopers, in accordance with the provisions of article 19, subsection 1, lett. d) of legislative decree no. 39 of 27 January 2010, also acquiring from the Statutory Auditor the declaration specified in article 17, subsection 9, lett. a) of said decree.

In accordance with the recommendations of the Self-Regulatory Code of Borsa Italiana, the Board of Directors has instituted a Committee for Internal Control and Corporate Governance and a Nomination and Remuneration Committee from among its own members.

The Committee for Internal Control and Corporate Governance is composed of independent non-executive directors (of whom at least one is drawn from a minority slate) who all have experience of accounting and financial matters. The Committee is responsible for providing advice and recommendations In particular, it assists the Board of Directors in carrying out its duties regarding the internal control system, assesses the work plan prepared by the internal control manager, supervises the efficacy of the audit process and respect of the principles for executing transactions with related parties, and defines the methods and times of board performance evaluation.

The Nomination and Remuneration Committee is composed of four non-executive Directors, the majority of them independent (of whom at least one is drawn from a minority slate, as per the Company's Self-Regulatory Code) all in various capacities in possession of sufficient knowledge and experience in the area of accounting and finance. The Committee is responsible for providing advice and recommendations In particular, it formulates proposals to the Board of Directors for the remuneration of Directors who hold particular offices and periodically assesses the criteria for the remuneration of the senior management of the Company; as indicated by the managing directors, it formulates proposals and recommendations with particular reference to the adoption of any stock option or share allocation plans; if an independent Director is to be replaced, it proposes candidates for cooption to the Board of Directors.

The Board of Auditors monitored the activities of both Committees during 2011 by the attendance of its Chairman or an Auditor designated by the Chairman at their meetings.

Since 2008 the Board of Directors has had a subcommittee, the Executive Committee, composed of the executive and non-executive Directors, which is responsible for monitoring the operations of the Company and the Group, approving the organisational macrostructures as proposed by the executive Directors, formulating opinions for the Board of Directors on the budget and strategic, industrial and financial plans of the Company and the Group, and finally, performing any additional tasks attributed to it by the Board of Directors that the latter may delegate. In this respect, at its meeting on April 2011, the Board of Directors assigned the Executive Committee the task of expressing an advance opinion on the transactions which, by their nature, their strategic importance, their size or the commitments which they might entail, may have a significant impact on the activities of the Company and the Group.

It should also be noted that some years ago the Company created the role of Lead Independent Director, the point of reference and coordination for the issues and contributions of the independent Directors. This position is currently held by Director Luigi Zingales, who also has the right to convene special meetings only of the Independent Directors (Independent Directors' Executive Sessions) to discuss issues affecting the functioning of the Board of Directors or the management of the business.

See the Report on the corporate governance and share ownership of Telecom Italia S.p.A. for further detailed information on the corporate governance of the Company, which the Board of Auditors evaluates positively.

18. No significant facts that should be mentioned in its Report to the Shareholders’ Meeting, or that should be reported to the other supervisory and control bodies have emerged from the supervision and control activities carried out by the Board of Auditors, as described above.

The Board of Auditors also reports that no observations or problems have emerged from its analysis of the information flows received in relation to the activity carried out by the control bodies of the subsidiary companies or the representations the statutory auditor has made in its reports on said subsidiaries.

Equally, no problems have emerged from the review of the reports of the Statutory Auditor and the Board of Auditors of Telecom Italia Media S.p.A. (a subsidiary company with shares listed on the market organised and managed by Borsa Italiana S.p.A.), or Telecom Italia Sparkle or Olivetti S.p.A. pursuant to and for the purposes of article 153 of the CFL, article 2429, second paragraph, of the Italian Civil Code and article 14 of legislative decree no. 39/2010.

Finally, the Board of Auditors examined the statutory auditor’s reports on Tim Participações S.A. and Telecom Argentina S.A., which also contained no observations or remarks.

19. The Board of Auditors, having acknowledged the financial statements at 31 December 2011, has no objections to formulate on the proposed resolutions presented by the Board of Directors on the coverage of the operating losses of Telecom Italia S.p.A. and on the size of the dividend to be paid to Shareholders.

After the resignation of Director Ferdinando Beccalli Falco and the termination of the service of Director Francesco Profumo as a consequence of his appointment as a Ministro della Repubblica (Government Minister), the Board of Directors, in its meetings of 4 August and 1 December 2011 respectively, accepted the proposals of the Nomination and Remuneration Committee and co-opted Directors Lucia Calvosa and Massimo Egidi, both independent, who – in accordance with the law - will remain in office until the Shareholders’ Meeting called to approve the financial statements as at 31 December 2011. The Board of Auditors therefore invites the Shareholders to resolve on this matter.

The mandate conferred on the Board of Auditors by the Shareholders’ Meeting of 8 April 2009 expires with the Shareholders’ Meeting called to approve the financial statements as at 31 December 2011. The Board of Auditors therefore invites the Shareholders to make the resolutions reserved to it for the appointment of the Board of Auditors.

It should also be noted that the Board of Directors of the Company considers that the proposal for the Board of Auditors to carry out the functions of the supervisory body pursuant to Legislative Decree no. 231 of 8 June 2001 art. 6, introduced by law no. 183 of 12 November 2011, is appropriate. For its part, the Board of Auditors considers that this solution is achievable for companies such as the Telecom Italia Group, in which the control organ benefits from the support of specific organisational structures dedicated to training and monitoring the implementation of the regulations contained in Legislative Decree no. 231/2011 and their evolution over time.

The Board of Auditors has no comments to make regarding the initiative concerning the incentive plan called the Long Term Incentive Plan 2012, which the Shareholders’ Meeting of 15 May 2012 will be called on to resolve.

The Board of Auditors is aware that the proposal to change articles 9 and 17 of the Bylaws of Telecom Italia S.p.A. to comply with the legal provisions that have introduced into national law the principle of gender balance in the Board of Directors and Board of Auditors of listed companies will be submitted to the approval of the Shareholders’ Meeting of 15 May 2012.

Section Two

In last year’s Report to the Meeting of the Shareholders of Telecom Italia S.p.A. (the “2010 Report”), the Board of Auditors dedicated a special section to reporting the specific supervision and monitoring activities it carried out in relation to the project known as the Greenfield Project, which was a structured internal analysis undertaken by the top management of Telecom Italia with reference to some allegedly unlawful acts committed to the detriment of the Company and the Group in previous years, which involved four separate project streams (Telecom Italia Sparkle, Security, irregular registration of SIM cards, anomalous sales of products or services), and to expressing its views of the results of this Project.

Also referring to the 2010 Report on this matter, an update on the new events that have occurred and on the activities undertaken by the Control Body during 2011 for each topic of investigation is provided below, generally focused on the monitoring of interventions and improvements made to the internal control system and on checking any elements that support the institution of liability proceedings against the executive directors holding office at that time.

It should be noted that in carrying out its activities, the Board of Auditors obtained the legal advice of Professor Paolo Montalenti, for the civil law aspects, and Professor Alberto Alessandri, for the criminal law aspects.

1.

 The Sparkle case

The Board of Auditors continued to monitor the developments of this case which involved subsidiary Telecom Italia Sparkle S.p.A and the related criminal proceedings.

On this matter, taking account of the status of the latter proceedings and of the fact that no new elements have emerged that might change the assessments formulated in the 2010 Report, the Control Body confirms that, at present, no opinion has been expressed regarding any possible liability proceedings against the executive directors of Telecom Italia who held office at the time.

The Board of Auditors will continue to monitor the developments in this case very closely; in particular, it will ensure that the legal period within which such proceedings may be started (which ends on 3 December 2012) does not expire without having specifically assessed the opportunity of an application to suspend the expiry of the legal period.

2.

 The Security Department

In its 2010 Report the Board of Auditors had highlighted how the findings of the Deloitte Report confirm the shortcomings in the organisational structure of the Company, in particular in the internal control system and above all in the operational and control procedures of the Security Department and the in-depth analyses carried out in the Greenfield Project had determined that the internal control system had been modified at that time.

Moreover, with reference to the question of the feasibility of a liability action against the previous senior executives of the company, the Board had expressed the following considerations: “Considering the many shortcomings reported in an area that is intrinsically delicate, the entity of the increase in costs, even if only budgeted costs, and the gravity of the episodes reported, it might be concluded that the preceding senior executives behaved in a negligent way, in the lateness of the start of interventions to correct the shortcomings in the internal control system after the emergence of anomaly indicators; however, given the extremely complex structure of the company, taking the circumstance that the internal control systems in a complex enterprise are subject to an essentially permanent “tuning” process into account, considering that reaction times can never be instantaneous, and that knowledge not so much of the system anomalies but of the underlying unlawful acts has not been proven, then the time that elapsed between the alarm signals and the start of the intervention process might not appear unreasonable. Considering all the elements indicated, and in particular the circumstance that in the light of the criminal proceedings – currently – it has not been proven that the senior executives were aware of the unlawful acts that underlay the organisational shortcomings, it may be hypothesised that non-compliances imputable to the executive directors  - i.e. their negligent conduct - subsist, but since the issue is not an absence of corrective action to remedy the shortcomings in the internal control system but rather possible delays in this, then the question is open to considerable debate.

Identifying the legal causal nexus between damages and non-compliances is also uncertain, since whether or not prompter corrective actions would have led to the discovery of the unlawful activities is debatable. Furthermore, the analysis of the costs led to the emergence of a not always clearly identifiable linkage between the various “cost” items and the technical concept of the damages payable.

Finally, the Board of Auditors again asserts that the absence of information about criminal investigations to determine the positions of the senior executives means that – at present – no relevant elements have been found to demonstrate their involvement in the alleged facts.

In conclusion, the Board of Auditors considers that while liability proceedings against the prior senior executives of the company could be based on some elements, such action would be very uncertain in terms of the capacity to impute the shortcomings in the internal control system to them, or in terms of a causal nexus and, to a certain extent, to identify and quantify the damage payable and for these reasons pursuing such action is – at present - inadvisable.

Since the criminal proceedings in relation to this affair do not in any event appear to have been concluded, the Board of Auditors will monitor with the greatest attention the developments in the case, as well as the emergence of any relevant finding, so as to be able to promptly review or update its assessment if this should be necessary.

In any event, it emphasised that, for those executive directors hypothetically involved, the legal period within which proceedings may be started, five years after the director concerned ceased to hold office, has not yet expired (a period of time emphasised in the detail by the Company in the report on the Greenfield Project) and the Board of Auditors confirmed that it will not allow any period within which proceedings may be started to expire without having carefully evaluated any opportunity to take action that might arise in the meantime that could suspend the expiry of the legal period.”

As part of its activities to monitor the evolution of this case and the criminal proceedings underway, the Board of Directors examined the specific position of the ex-Chairman of the Board of Directors of the Company, Marco Tronchetti Provera, as the expiry of the period within which a liability action can be started against him approached (15 September 2011).

In this matter, since no fact or circumstance that could change the considerations outlined in the 2010 Report had been ascertained, the Control Body decided not to proceed with an initiative to suspend the expiration of the period within which a liability action against the preceding Senior Management of the company could be started.

Moreover, after the press reports that appeared in November 2011 – confirmed by searches conducted at the Company by the Milan Prosecutor’s Office in January 2012 – regarding the inclusion of Mr. Marco Tronchetti Provera in the register of subjects under investigation regarding some events that occurred prior to 2007 (the so-called Kroll affair and relations with the consultant Naji Nahas), the Board of Auditors noted the initiative of the Board of Directors of the Company to start an internal verification of the facts related to these investigations, concerning the part not already investigated in the Greenfield Project. At present the outcome of this verification has not yet been reported by the consultants: furthermore, the Company has announced that it will report  the main results of this initiative, where they are already available, at the Shareholders’ Meeting.

The Board of Auditors is supervising the way in which the aforementioned internal verification is being carried out and will in general monitor the developments of the proceedings, and the emergence of any further relevant element, with the greatest attention: it will on the one hand ascertain any new scenarios that might emerge from the criminal investigations, also with reference to the preceding Senior Management, for which - on this specific topic - the terms within which a liability action could be brought could be reopened, and, on the other, it will not allow any deadline to expire without having also carefully assessed if it might still be appropriate to proceed to suspend the prescription period for the executive directors, for whom the period within which a liability action may be brought expires on 3 December 2012.

In coherence with the declarations made in the 2010 Report and at the Shareholders’ Meeting of 12 April 2011, the Board of Auditors has monitored the initiatives undertaken and to be undertaken by the Company against third parties to reimburse the damages caused by activities that were extraneous to the interests of the company.

3.

 Prepaid Cards

With reference to the matter of the irregular registration of prepaid cards, the Board of Auditors has over time monitored the initiatives taken by the Company to neutralise this phenomenon, or at least contain it within minimum physiological limits (see the Company’s comments in Note 24 to the consolidated financial statements) particularly closely: the number of prepaid cards activated without documentation of the purchaser, which at the date the rectification operations started totalled over 5.5 million, had been reduced to under five thousand at mid-March 2012 (over 183 thousand suspended in the post-sales period awaiting regularisation); for the newly activated cards, the problem has been reduced substantially.

The Board of Auditors has also monitored the evolution and developments in the criminal proceedings pending at the Milan Prosecutor’s Office insofar as it has been able, given that the matter is still being investigated: currently, given the shortage of information obtained so far, the Board does not have elements that might allow it to formulate a definitive assessment of the merit of bringing a liability action against the executive directors of the Company at that time, the period within which such action can be brought expires on 3 December 2012. The Control Body will therefore continue to monitor the evolution of this matter with due attention.

Finally, the Board of Auditors has noted the position expressed by the Company regarding the notification of the notice concluding the preliminary investigations pursuant to article 415-bis of the Code of Criminal Procedure – notified on 21 March 2011, from which it emerged that the Company is being investigated by the Milan Prosecutor’s Office pursuant to legislative decree no. 231/2001, for the offences of handling stolen goods (article 648 c.c.p.) and counterfeiting (art. 491-bis c.c.p.) committed, in the statement of charges, by fourteen employees of the so called “ethnic channel” of Telecom Italia, with the participation of a number of dealers. The Board of Auditors has only just acquired a copy of these charges and, reserving its right to express its views, will monitor the evolution of the situation with attention.

4

Anomalous/irregular sales

After the 2010 Report, the Board was informed of the pending criminal proceedings in the preliminary investigation phase at the Monza Public Prosecutor’s Office against many subjects, including several employees of the Company, concerning some leased supply and/or sale of goods transactions which are alleged to constitute criminal offences committed to the detriment of the Company, among others. The Board of Auditors will monitor how the situation develops with attention.

Section Three

The merger by incorporation of the limited consortium company TI Audit and Compliance Services S.c.a r.l. (“TI Audit”) into Telecom Italia S.p.A. came into effect on 1 January 2012.

Since the financial statements of TI Audit as at 31 December 2011 will be submitted to the Telecom Italia Shareholders’ Meeting for approval, the Board of Auditors is called on to draft a Report pursuant to article 2429, subsection 2 of the Italian Civil Code.

Taking account of the principles recommended by the CNDCEC (the Italian board of chartered accountants and accounting consultants), the Board of Auditors has examined the minutes of the corporate bodies, and in particular the audits of the Board of Auditors of TI Audit for the period in question and would emphasise:

•

that the Board of Auditors of TI Audit monitored the observance of the law and articles of association and compliance with the principles of correct administration during 2011;

•

that the Board of Auditors of TI Audit attended the meetings of the Partners (2 meetings) and of the Board of Directors (7 meetings) that took place in compliance with the company bylaws and legal and regulatory provisions that discipline their functioning, and for which it can be declared, based on the documentation seen, that the actions resolved were compliant with the law and the company bylaws and were not manifestly imprudent or risky, or in conflict of interest or such as to compromise the integrity of the assets of the Company;

•

that the Board of Auditors of TI Audit approved the resolution adopted by the Board of Directors in its meeting of 19 July 2011 concerning the replacement of a Director;

•

that the Board of Auditors of TI Audit met five times to carry out the legally required audits, with the participation of Auditing Firm PricewaterhouseCoopers S.p.A., the appointed Statutory Auditor, which evidenced no irregularities or relevant information to report;

•

that during these meetings, also attended by members of the consortium company, the Board of Auditors obtained an account and found no evidence or critical issues on the adequacy and functioning of the organisational structure or the administrative and accounting system;

•

that the Board of Auditors of TI Audit has acknowledged that the Supervisory Body of the company expressed an opinion that the company rules and procedures comply with the prescriptions of the Organisational Model of the company, pursuant to Legislative Decree no. 231/2001;

•

that no complaints pursuant to article 2408 of the Italian Civil Code have been received.

Regarding the financial statements for the year at 31 December 2011, since the Control Body is not required to undertake an analytical audit of their content, the Board of Auditors audited the general approach of this document and its overall compliance with the law relating to its preparation and structure and, in this respect, has no special observations to report.

The Board of Auditors has also checked that the rules regarding the preparation of the Report on Operations were complied with.

In drawing up the financial statements, the Directors have not infringed the legal provisions pursuant to article 2423, subsection four, of the Italian Civil Code.

Given the matters reported above, and having noted the results of TI Audit's financial statements for the year at 31 December 2011, which report an operating profit of 201,108 euros, the Board of Auditors has no comments to make and expresses an opinion in favour of its approval.

Milan, 12 Aprile2012

For the Board of Auditors

The Chairman

Enrico Maria Bignami

Motions for resolutions

Shareholders’ Meeting of Telecom Italia S.p.A.

May 15, 2012: ordinary and extraordinary shareholders’ meeting – single call

Medium

Ordinary session

•

Financial statements as at 31 December 2011 – approval of the documentation on the financial statements – related and consequent resolutions and distribution of 2010 profits carried forward

•

Report on remuneration - related resolutions

•

Appointment of two Directors

•

Appointment of Board of Auditors – related and consequent resolutions

•

Long Term Incentive Plan 2012 - related and consequent resolutions

Extraordinary session

•

Authorization to increase share capital for payment and free of charge for a total sum of 15,000,000 euros at the service of the Long Term Incentive Plan 2012 - related and consequent resolutions

•

Amendment of Articles 9 and 17 of the Bylaws – related and consequent resolutions.

Financial statements as at 31 December 2011 - approval of the documentation on the financial statements - related and consequent resolutions and distribution of 2010 profits carried forward

Dear Shareholders,

The draft financial statements submitted for the approval of the Shareholders’ Meeting show a net loss of 3,571,256,823.96 euros.

This result is essentially the effect of the write-down of goodwill allocated to Core Domestic, in turn mainly determined by the trend of the reference parameters of the financial markets and by the general deterioration of the macroeconomic scenario. In comparable terms – excluding the impact deriving from the write-down of the goodwill and the other non-recurring items – the Company's profit in 2011 would have been 1.8 billion euros. The impairment loss does not have financial consequences and therefore it does not change the deleveraging action already announced to the market. In any case the loss is fully offset by the amount of the company shareholders' equity, positive at 31 December 2011 by over 20.5 billion euros.

This circumstance, together with the positive revenues outlook resulting from the industrial plan 2012-2014, nevertheless make it possible to propose the payment of a dividend in the form of the distribution of the available reserves, although – with due caution – with a lower pay-out compared to the dividend payout of recent years.

In particular the following is proposed:

•

loss coverage for 924,241,957.15 euros by using tax-deferred reserves and for the remaining 2,647,014,866.81 euros by means of the corresponding withdrawal of Profits carried forward from the years 2007 and earlier;

•

the provision in the retained profits designated “Plans pursuant to Article 2349 of the Civil Code” of 8,003,325 euros, by means of the corresponding withdrawal of Profits carried forward from the years 2007 and earlier, to service the capital increases to be deliberated on by the allocation of profits to be achieved under the Long Term Incentive Plan 2011 approved by the Shareholders' Meeting of 12 April 2011;

•

the distribution of an extraordinary dividend amounting to 0.043 euros per ordinary share and 0.054 euros per savings share therefore recognizing, in accordance with art. 6.5 of the Company's By-laws, the increased dividend on savings shares, provided for in the bylaws for an amount equal to 2% of the par value of the share, with a withdrawal from the profits of the year 2010 carried forward.

The amount of the total dividend distributed, without prejudice to the unit amount just indicated, will vary depending on the number of treasury shares in the Company’s portfolio, as of today 37,672,014 ordinary shares. The amounts for dividends will be payable as of this coming 24 May 2012, while the coupon date will be 21 May 2012.

It should be pointed out that, in relation to the incorporation of Telecom Italia Audit & Compliance Services S.c.a r.l. into Telecom Italia, effective from 1 January 2012, it is proposed that the financial statements of the incorporated company should be approved together with financial statements of Telecom Italia (incorporating company).

In view of all this, the Board of Directors submits for your approval the following

Proposed Resolution

The Shareholders’ Meeting of Telecom Italia S.p.A.,

•

having examined the annual financial report of Telecom Italia S.p.A. and the financial statements of Telecom Italia Audit & Compliance Services S.c.a r.l.;

•

having taken note of the reports by the Board of Auditors and by the audit firm PricewaterhouseCoopers S.p.A.;

•

taking into account the incorporation of Telecom Italia Audit & Compliance Services S.c.a r.l. into Telecom Italia S.p.A. (effective from 1 January 2012);

•

having considered that the overall number of shares with regular entitlement on the proposed coupon date will be equal to 13,387,717,360 ordinary shares and 6,026,120,661 savings shares;

•

in view of the authority given to the Board of Directors to increase the share capital by allocating profits, as stated in Article 5 of the Bylaws;

•

in view of the authority of the Shareholders' Meeting, in the event of a lack or insufficient net profits resulting from the financial statements to meet the property rights attributed to the savings shares, to meet them by distributing the available reserves, resulting in the exclusion of the mechanism to carry over in the two subsequent years the entitlement to the preference dividend not received by the distribution of profits, as stated in Article 6 of the Bylaws;

Resolves

1.

to approve the financial statements for the year of Telecom Italia S.p.A. and the financial statements of Telecom Italia Audit & Compliance Services S.c.a r.l. (incorporated with effect from 1 January 2012)

2.

to cover the loss for the year of Telecom Italia S.p.A.  (equal to 3,571,256,823.96 euros),

a)

for 924,241,957.15 euros by using the following reserves:

-	Reserve for capital grants	602,258,804.46	euros
-	Reserve pursuant to Article 1, subsection 469 Law no. 266/2005 / pursuant to Article 14 of Law 342/2000	315,842,090.55	euros
-	Reserve pursuant to Article 74 of Presidential Decree 917/86	5,749,710.12	euros
-	Reserve pursuant to Article 13 of Legislative Decree 124/93	391,352.02	euros

b)

per euro 2.647.014.866,81 mediante prelievo da Utili portati a nuovo degli esercizi 2007 e precedenti;

3.

to pay the Shareholders a total dividend calculated on the basis of the following amounts, which will be applied to the number of ordinary and savings shares that they own (thus excluding the treasury shares in the Company’s portfolio) on the coupon date of said dividend:

–

0.043 euros for each ordinary share,

–

0.054 euros for each savings share,

withdrawn from the profit for the year 2010 carried forward, gross of the withholdings prescribed by law;

4.

to allocate to the reserve designated “Plans pursuant to Article 2349 of the Civil Code” the sum of of 8,003,325 euros, taken from the Profits carried forward from the years 2007 and earlier, to service the capital increases to be deliberated on by the allocation of profits to be achieved under the Long Term Incentive Plan 2011 approved by the Shareholders' Meeting of 12 April 2011;

5.

to authorise the Board of Directors - and on its behalf its Chairman - to ascertain in due course, on the basis of the actual number of shares for which dividends are paid, the amount of the 2010 profits distributed already carried forward;

6.

to make the dividend payable starting on 24 May 2012, with a coupon date of 21 May 2012.

Remuneration report – resolution on the first section

Dear Shareholders,

Pursuant to article 123-ter of Legislative Decree no. 58 of 24 February 1998, a remuneration report has been prepared for the first time for the Shareholders’ Meeting on 15 May 2012. This document, made available to the public in the same ways as the financial report documentation, is divided into two sections:

•

the first illustrates the Company’s policy regarding the remuneration of members of the administrative bodies, general managers and managers with strategic responsibilities, and the procedures used for its adoption and implementation, with reference to the 2012 financial year;

•

the second provides a report on the items that make up the remuneration of the parties mentioned above, with an analytical explanation of the remuneration paid to them in the 2011 financial year.

You are called on to express your opinion of the first section of the report, with a resolution that is not legally binding.

In view of all this, the Board of Directors submits for your approval the following

Proposed Resolution

The Shareholders’ Meeting of Telecom Italia S.p.A.,

•

given the applicable legal provisions regarding the remuneration report;

•

having acknowledged the non-binding nature of the deliberation required,

resolves

to approve the first section of the remuneration report.

Appointment of two Directors

Dear Shareholders,

After the resignation of Director Ferdinando Beccalli Falco (6 June 2011) and the termination of the service of Director Francesco Profumo as a consequence of his appointment as a Government Minister (16 November 2011), the Board of Directors accepted the proposals of the Appointments and Remuneration Committee and coopted Directors Lucia Calvosa and Massimo Egidi, both independent, in its meetings of 4 August and 1 December 2011 respectively. Both will remain in office until the Shareholders’ Meeting.

Since the slate voting mechanism does not apply to this case, the By-Laws requiring it only in case of the renewal of the entire board, we propose that you appoint Lucia Calvosa and Massimo Egidi (whose curricula vitae are attached) as Directors of the Company for the remaining duration of the mandate of the current Board of Directors, and hence until approval of the financial statements for the year at 31 December 2013.

In view of all this, the Board of Directors submits for your approval the following

Proposed Resolution

The Shareholders’ Meeting of Telecom Italia S.p.A.,

•

given that Ferdinando Beccalli Falco and Francesco Profumo have ceased to serve as Directors;

•

taking account of the fact that the mandate of the current Board of Directors will expire with approval of the financial statements for the year at 31 December 2013 (as resolved by the Shareholders’ Meeting of 12 April 2011), resolves

to appoint Lucia Calvosa and Massimo Egidi Directors of the company, with expiry of their mandate with that of the serving Directors and hence until approval of the financial statements at 31 December 2013.

Curriculum vitae Lucia Calvosa

Born in Rome on 26 June 1961.

Graduated in jurisprudence at Pisa in the academic year 1982/3 with a grade of 110 out of 110 cum laude.

She is ordinary professor of commercial law in the Faculty of Economics at the University of Pisa.

In the Faculty of Economics at Pisa, in addition to teaching Commercial Law and Bankruptcy Law in the Faculty of Economics, she also taught Private Law and Banking Law for some years.

She was appointed to Chair the degree course in Economics and Commerce and served two terms of office. She chairs the Scientific Teaching Committee of her regional professional association of chartered accountants (Associazione Ordine Dottori Commercialisti dell’Alto Tirreno) and is a member of the Board of academic tutors for postgraduate research in Italian and international commercial law at Cattolica University in Milan.

She has undertaken research and studies at the Institut für ausländisches und internationales Privat-und Wirtschaftsrecht of the University of Heidelberg.

She has attended many Italian and international Conferences as speaker and participant.

As well as a number of pieces in leading legal reviews and collections of writings, she has published three monographs (La clausola di riscatto nella società per azioni, Milano, 1995; La partecipazione eccedente e i limiti al diritto di voto, Milano, 1999; Fondo patrimoniale e fallimento, Milano, 2003).

She is co-author of some of the most widely-used and accredited manuals of commercial disciplines currently in circulation.

In 2005 she was awarded the Ordine del Cherubino, the highest academic honour bestowed by the University of Pisa.

She has been a member of the Pisa professional association of lawyers since 1987, and of the professional association of appeal lawyers since 1999. She is a practising lawyer, focusing on specialist judicial and extra-judicial issues, particularly in the field of company law and bankruptcy.

Since 2005 she has been a member of the Board of Directors of the Fondazione Teatro di Pisa, and of the Board of Directors of the Fondazione Arpa. Since 2009 she has been a member of the Board of Directors of the Pisa Chamber of Commerce.

In 2008 she was appointed a member of the Fondazione Cassa di Risparmio di San Minato and of the Fondazione Cassa di Risparmio di Pisa.

From June 2008 to April 2011 she was Chairman of the Cassa di Risparmio di San Miniato S.p.A., a publicly-owned bank with 88 branches distributed essentially throughout Tuscany. In this capacity she also held other offices, such as, for example, membership of the national committee of banks (Comitato delle Società Bancarie) and served on the board of the Italian banking association, ABI (Associazione Bancaria Italiana).

In February 2010 she was awarded a Unesco medal for "having contributed, with the publication of Monumenta, to highlighting and raising awareness of an important episode in Italian artistic culture in the spirit of Unesco".

Curriculum vitae Massimo Egidi

Born in Turin on 1 December 1942, he is professor of economics at LUISS Guido Carli University in Rome. He has also been Rector of the University since 2005.

His university career started in Turin, at the Politecnico and the Faculty of Political Sciences at the University (1965-86). He then moved to Trento (1987-2004) and finally to Rome (2005 to the present day). He was Rector of the University of Trento from 1996 to 2004. He is currently Chairman of the Bruno Kessler Foundation in Trento.

He has taken part in the activities of the European University Association (EUA), the association of European Universities which performs a leading role in creating a European space for research and education. He has been representative of the conference of Italian rectors in the EUA, with mandates on the subjects of university governance, the relationship between research and industry, technology transfer and policies for research and innovation.

Following on from his part in the European debate on reform of the university system (the "Bologna process"), he is the author of publications in the field of policies for higher education.

He is also a member of the Italo-French University and a founder member of the Italo-German University, of which he is currently President pro tempore.

In the course of his academic and research activity he has been visiting fellow at Washington University of St Louis (1975), visting Professor at the Center for Research on Management at the Graduate Business School, University of California at Berkeley (1993); visiting scholar at IIASA, Laxenburg – Austria (1994), at Stanford University (2003) and at Santa Fe Institute, and more recently in Paris at the École Politecnique, the École Normale Supérieure and the Collège de France.

He has been invited speaker at more than a hundred conferences and seminars in Europe and the United States. He is the author of more than 50 scientific publications on subjects in behavioural economics, theory of organisation and organisational learning and decision theory, within the line of scientific enquiry developed by Herbert Simon (Nobel Prize 1980) from the 1950s onwards, which is now broadly known as the “bounded rationality” approach.

A parallel line consists of his collaboration with Reinhardt Selten (Nobel Prize 1994), again on the subject of bounded rationality, and the research which he has carried on in the last few years in the field of behavioural economics.

He is Co-Chairman with Jean Paul Fitoussi of the Herbert Simon Society and Director, with Axel Leijonhufvud, of the Laboratory of Experimental and Computational Economics (CEEL, Trento). He is also a member of a number of scientific and academic committees, among them the Scientific Committee of  ESNIE (the European School on New Institutional Economics), the Université de Paris X, and of the Doctorate in Economics at Sciences Po (Paris). He is associate editor of a number of reviews, Italian and foreign, among them Industrial and Corporate Change, and Mind and Society. He was responsible for the National Research 2009-13 Programme in the field of Economics and Social Sciences. He is a member by right of the Scientific Committee of Confindustria.

Nomina del Collegio Sindacale - deliberazioni inerenti e conseguenti

Dear Shareholders,

The mandate of the Board of Auditors appointed by the Shareholders’ Meeting of 8 April 2009 concludes with approval of the financial statements for the year at 31 December 2011.

In order to renew the control body, the Shareholders’ Meeting is called on

•

to appoint five standing Auditors and four alternate Auditors (using a slate voting system),

•

to appoint one of the Auditors elected from the minority slate as Chairman of the Board of Auditors and

•

to determine the annual fee for this office.

Under the current regulations, renewal takes place on the basis of slates filed at the Company’s offices at least twenty-five days before the date fixed for the Shareholders’ Meeting, submitted by holders of voting rights who own a total of at least 0.5% of the ordinary shares, or other proportion required by

Consob. By Resolution no. 18083 of 25 January 2012, Consob fixed this percentage for Telecom Italia at 1%.

The Board of Directors therefore invites the Shareholders to formulate proposals and submit slates of candidates in the ways and within the periods of time specified in the applicable regulations. Regarding the remuneration to be granted to the Auditors, the Board points out that it is in favour of the opportunity offered by law no. 183 of 12 November 2011 for the Board of Auditors to act as supervisory body pursuant to article 6 of Legislative Decree no. 231 of 8 June 2001. Such responsibilities will therefore be assigned to the Board of Auditors that the Shareholders’ Meeting of 5 May 2012 is called on to appoint.

It should be noted that the application of the principle of gender equality contained in article 148 of Legislative Decree no. 58 of 24 February 1998 does not apply to the renewal of the Board of Auditors to be resolved by the Shareholders’ Meeting of 15 May 2012: in this respect you are invited to refer to the report explaining the proposed modification of articles 9 and 17 of the Bylaws.

In view of all of the above, the Board of Directors

invites the Shareholders’ Meeting

to pass the resolutions required of it for the appointment of the Board of Auditors.

Long Term Incentive Plan 2012 - related and consequent resolutions

Dear Shareholders,

Pursuant to Art. 114-bis of Legislative Decree no. 58 of 24 February 1998, the Board of Directors submits the “Long Term Incentive Plan 2011” (the “LTI 2012 Plan”) for your approval.

This initiative is in line with the rolling mechanism explained in advance at the launch of the analogous Long Term Incentive Plan 2011 (the“LTI Plan 2011 ”). This mechanism will normally trigger a new incentive cycle each year (and subject to the approval of the shareholders), with parameters linked to the time frame of the Company’s strategic planning for Top Management and selected managers (“the Selected Executives”) who achieve these objectives. So the LTI Plan 2012 proposes the same aims and structure as the analogous LTI Plan 2011 submitted to the Shareholders’ Meeting of 12 April 2011.

The purpose is to strengthen the link between management remuneration and, on the one hand, growth in shareholder value, expressed as Total Shareholder Return against a peer group (“relative performance”: weighting 65% of the target bonus), and on the other, the performance of the company as defined in the 2012-2014 industrial plan in terms of Free Cash Flow accumulated over the lifetime of the plan (“absolute performance”: weighting 35% of the target bonus).

The bonus

•

is, for Selected Executives, a cash bonus equal at target to 30% of gross annual remuneration, with the option of investing 50% of the accrued bonus in ordinary shares of the Company at market price (and in any case not below par value), and the free assignment of matching shares after two years, applying a ratio of one free share for each paid share, in the event that the employment relationship and ownership of the shares subscribed have been maintained;

•

is, for the Top Management, a bonus equal at target to 60% of gross annual remuneration, 50% in cash and 50% in non transferable rights to the free assignment after two years of shares of equivalent market value (based on the price at the time the three year performance is assessed, and it being understood that – if the market value should be lower than the par value, the par value will be used), subject to maintenance of the employment relationship with the Group;

Regarding the total size of the bonus, the cash component for Selected Executives is equal to a maximum of 11,000,000 euros, substantially similar to the provisions of the LTI Plan 2011 (which provided a maximum cash component of 10,000,000 euros, of which 9,789,300 euros was actually assigned). Regarding the Top Management, given the current organisational arrangements, the Board of Directors requests the allocation of a maximum of 4,000,000 euros for cash payments for the achievement of the LTI Plan 2012, compared to a maximum cash-out of 5.5 million euros for the LTI Plan 2011, although only 3,256,200 euros was actually assigned. The equity component, subject to clarification of the ways whereby the rights attributed to the intended recipients of the initiative will be satisfied, will be commensurate to the cash components, in the terms described above.

The performance objectives envisage several levels of achievement, to which different pay-outs apply.

Depending on the positioning of the TSR of Telecom Italia in the ranking of TSRs of the companies on the Reference Panel (composed of Vodafone, Telefónica, Deutsche Telekom, France Télécom, Teliasonera, Telenor, KPN, Swisscom, BT, Telecom Italia), the percentage of the bonus associated with it (as specified above: 65% of the target bonus) to be paid will vary from a minimum of 40%, if the Telecom TSR is in seventh place, to a maximum of 150% if it is in first place (100% if positioned in fourth place ). The bonus associated with the Free Cash Flow objective (as indicated above: 35% of the target bonus) will vary as follows:

•

100% of the bonus if the objective of the 2012-2014 plan is achieved;

•

150% of the bonus in the case of overperformance equating to 110% (or more) of the value provided in the plan;

•

80% of the bonus if the minimum value is achieved, set at 95% of the value provided in the plan.

The payout in case of performance levels that are between those listed above will be calculated by linear interpolation.

To service the LTI Plan 2012, the scheme provides for mandates to increase the share capital for cash and/or free of charge, proposed to the Shareholders' Meeting in an extraordinary session (with a maximum theoretical dilution of 0.14% of the total share capital and 0.20% of ordinary shares only at 31 December 2011) and, residually, where necessary, the use of the treasury shares in the Company's portfolio always with the possibility of satisfying the assigned rights by payment of an equivalent. The Board of Directors therefore also asks the Shareholders’ Meeting for authorisation to dispose of the aforementioned treasury shares.

The Board of Directors invites you to see the information document for an analytical explanation of the initiative, and submits for your approval the following

Proposed Resolution

The Shareholders’ Meeting of Telecom Italia S.p.A.,

•

having examined the explanatory report of the Board of Directors,

•

having examined the information document made available to the public in accordance with the applicable regulations,

resolves

•

to approve the “2012 Long-Term Incentive Plan” in the general terms described above and detailed in the information document published in accordance with the applicable regulations;

•

to confer on the Board of Directors any powers necessary or expedient for implementing the 2012 Long-Term Incentive Plan, making any changes and/or additions to it that prove necessary for the implementation of what has been resolved, including for the purposes of compliance with any applicable regulatory provision, including authorisation to assign ordinary treasury shares in the Company portfolio free of charge.

Authorization to increase share capital for payment and free of charge for a total sum of 15,000,000 euros at the service of the Long Term Incentive Plan 2012 - related and consequent resolutions

Dear Shareholders,

An incentive plan based on financial instruments was placed before the ordinary Shareholders’ meeting; it proposed that the beneficiaries of the plan would have the right to subscribe ordinary Telecom Italia shares for cash and/or receive ordinary Telecom Italia shares free of charge, according to their category. In particular, the Long Term Incentive Plan 2012 provides

•

for one category of employees (so-called Selected Executives), the offer of subscribing to ordinary shares in the Company, for cash, for a maximum total sum of 5,500,000 euros (including share premium) reserved to the employees who are beneficiaries of the initiative, with the subsequent free assignment of ordinary shares to those subscribing to the reserved increase in capital according to a ratio of one free share for each share subscribed for cash, provided that certain pre-established conditions are met;

•

for another category of employees (so-called Top Management), the free assignment of ordinary shares for a maximum total of 4,000,000 euros.

To service the incentive plan we therefore ask you to approve the assignment to the Board of Directors of powers to increase the share capital as indicated below, pursuant to article 2443 of the Italian Civil Code for a period of five years:

•

power to increase the share capital, (i) for cash, by the issue of new ordinary shares of 0.55 euros par value each, with dividend entitlement, by a maximum amount of 5,500,000 euros, excluding the right of pre-emption pursuant to article 2441, subsection 8, of the Italian Civil Code, and of article 134, subsection 2, of Legislative Decree no. 58/1998, to be reserved to some of the employees who are beneficiaries of the Long Term Incentive Plan 2012 as previously identified by the Board of Directors of the Company, and then, subsequently (ii) for a maximum amount of 5,500,000 euros by assignment of the corresponding maximum amount of profits or retained profits pursuant to article 2349 of the Italian Civil Code, with the issue of a sufficient number of ordinary shares for the assignment of one free share for every paid share subscribed, as above, subject to the terms and conditions and by the methods specified in the Long Term Incentive Plan 2012.

•

power to increase the share capital by a maximum amount of 4,000,000 euros by assignment of the corresponding maximum amount of profits or retained profits pursuant to article 2349 of the Italian Civil Code, with the issue of ordinary shares reserved to some of the employees who are beneficiaries of the Long Term Incentive Plan 2012 as previously identified by the Board of Directors of the Company, subject to the terms and conditions and by the methods specified for the initiative.

In relation to the increase in capital for cash, the right to determine the amount of the share premium for the new shares to be issued at market price (calculated as the average of the official prices of Telecom Italia ordinary shares in the 30 days preceding the moment of reference on the electronic share market organised and operated by Borsa Italiana S.p.A.) and in any event at no less than par value, shall be attributed to the Board of Directors. Regarding the share issues to be carried out by allocation of the profits, the power to identify, in due course, the profits and/or retained profits to be used for this purpose, shall be assigned to the Board of Directors, with a mandate to make the appropriate changes to the accounts consequent on the issue operations, in accordance with the legal provisions and the accounting principles that are applicable in each case.

It should be noted that, regarding the proposed resolutions (which result in a maximum theoretical dilution of 0.14% of the total share capital and 0.20% of ordinary shares only at 31 December 2011), shareholders who do not support these proposals do not have the right of withdrawal.

The proposed resolution for the shareholders’ meeting is reproduced below, with a comparison of the current form of article 5 and the revised version incorporating the proposed amendments.

In view of all this, the Board of Directors submits for your approval the following

Proposed Resolution

The Shareholders’ Meeting of Telecom Italia S.p.A.,

•

having examined the explanatory report of the Board of Directors,

•

given the statement by the Board of Auditors that the current share capital has been fully paid in resolves

•

to grant the Board of Directors, pursuant to Art. 2443 of the Italian Civil Code, for a period of five years as of the date of this resolution, the authority to increase the share capital as follows:

–

(i) for cash, by the issue of new ordinary shares of 0.55 euros par value each, with regular dividend entitlement, up to a maximum amount of 5,500,000 euros, excluding the right of pre-emption pursuant to article 2441, subsection 8, of the Italian Civil Code, and of article 134, subsection 2, of Legislative Decree no. 58/1998, to be reserved for a part of the employees who are beneficiaries of the “Long Term Incentive Plan 2012” as previously identified by the Board of Directors of the Company, and then, subsequently (ii) for a maximum amount of  a further 5,500,000 euros by allocation of the corresponding maximum amount of profits or retained profits pursuant to article 2349 of the Italian Civil Code, by the issue of a sufficient number of ordinary shares for the allocation of one free share for every paid share subscribed, as above, subject to the terms and conditions and by the methods specified in the “Long Term Incentive Plan 2012”.

–

by a maximum amount of 4,000,000 euros by allocation of the corresponding maximum amount of profits or retained profits pursuant to article 2349 of the Italian Civil Code, with the issue of ordinary shares reserved to some of the employees who are beneficiaries of the “Long Term Incentive Plan 2012” as previously identified by the Board of Directors of the Company, subject to the terms and conditions and by the methods specified in the “Long Term Incentive Plan 2012”.

Regarding the increase in capital for cash, the Board of Directors shall establish the share issue price (inclusive of the share premium) in accordance with the provisions of the “Long Term Incentive Plan 2012”, and shall also set the period of time within which they may be subscribed, providing that, if the resolved increase should not be fully subscribed within said period of time, the share capital shall be understood to have been increased by an amount equal to the subscriptions received up until that date. Regarding the increases in capital to be made available by allocation of the profits, the Board of Directors shall have the right to proceed to properly identify the profits and/or retained profits according to the last properly approved financial statements to be used for this purpose, with a mandate to make the appropriate changes to the accounts consequent on the issue operations, in accordance with the legal provisions and the accounting principles that are applicable in each case.

•

to amend article 5 of the bylaws as follows:

CURRENT TEXT	PROPOSED TEXT

5.1 - The subscribed and fully paid-up share capital shall be equal to 10,693,628,019.25 euros, divided into 13,416,839,374 ordinary shares with a par value of 0.55 euros each and 6,026,120,661 savings shares with a par value of 0.55 euros each.

Unchanged.

5.2 - In resolutions to increase the share capital by issuing shares for cash, the right of pre-emption may be excluded for up to a maximum of ten per cent of the previously existing capital, provided the issue price corresponds to the market value of the shares and this is confirmed in a report prepared by the firm appointed as accounts auditor.

Unchanged.

5.3 – The allotment of profits to employees of the Company or subsidiary companies shall be allowed, in the legal terms and manner, by means of the issuance of shares pursuant to paragraph one of Article 2349 of the Italian Civil Code.

Unchanged.

5.4 - For five years starting from 29 April 2010 the Directors may increase the share capital as follows:

•

to service the “Long-Term Incentive Plan 2010-2015,” as approved by the Company Shareholders’ Meeting of 29 April 2010 (i) by the issue for cash of new ordinary shares with a par value of 0.55 euros each, with regular dividend entitlement, in the maximum amount of 5,000,000 euros, excluding the right of pre-emption pursuant to Art. 2441, paragraph 8, of the Italian Civil Code, and Art. 134, paragraph 2, of Legislative Decree no. 58/1998, to be offered by subscription to employee beneficiaries of the “Long-Term Incentive Plan 2010-2015”, and subsequently (ii) up to a maximum amount of 5,000,000 euros by the allocation of the corresponding maximum amount of profits pursuant to Art. 2349 of the Civil Code, by the issue of new ordinary shares with a par value of 0.55 euros each, with dividend entitlement, in the number necessary for the allocation of one free share for every share subscribed for cash, as described above, by employee beneficiaries of the “Long-Term Incentive Plan 2010-2015,” subject to the terms and conditions and by the methods specified therein.

With respect to the capital increase for cash, the Board of Directors shall establish the share issue price (inclusive of the share premium) in accordance with the provisions of the “Long-Term Incentive Plan 2010-2015”  and shall also set the period of time within which they may be subscribed, providing that, if the resolved increase is not fully subscribed within that time limit, the capital will be increased by an amount equal to the subscriptions received up to such time.

Unchanged.

5.5 - For five years starting from 12 April 2011 the Directors may increase the share capital to service the “Long Term Incentive Plan 2011” as follows, as approved by the Meeting of the Shareholders’ of the Company of that date:

•

-(i) for cash, by the issue of new ordinary shares of 0.55 euros par value each, with regular dividend entitlement, up to a maximum amount of 5,000,000 euros, excluding the right of pre-emption pursuant to article 2441, subsection 8, of the Italian Civil Code, and of article 134, subsection 2, of Legislative Decree no. 58/1998, to be reserved for a part of the employees who are beneficiaries of the “Long Term Incentive Plan 2011” as previously identified by the Board of Directors of the Company, and then, subsequently (ii) for a maximum amount of 5,000,000 euros by allocation of the corresponding maximum amount of profits or retained profits pursuant to article 2349 of the Italian Civil Code, by the issue of a sufficient number of ordinary shares for the allocation of one free share for every paid share subscribed, as above, subject to the terms and conditions and by the methods specified in the “Long Term Incentive Plan 2011”.

•

by a maximum amount of 5,500,000 euros by allocation of the corresponding maximum amount of profits or retained profits pursuant to article 2349 of the Italian Civil Code, with the issue of ordinary shares reserved to some of the employees who are beneficiaries of the “Long Term Incentive Plan 2011” as previously identified by the Board of Directors of the Company, subject to the terms and conditions and by the methods specified in the “Long Term Incentive Plan 2011”

Regarding the increase in capital for cash, the Board of Directors shall establish the share issue price (inclusive of the share premium) in accordance with the provisions of the “Long Term Incentive Plan 2011”, and shall also set the period of time within which they may be subscribed, providing that, if the resolved increase should not be fully subscribed within said period of time, the share capital shall be understood to have been increased by an amount equal to the subscriptions received up until that date.

Unchanged.

5.6 - For five years starting from 15 May 2012 the Directors may increase the share capital to service the “Long Term Incentive Plan 2012” as follows, as approved by the Meeting of the Shareholders’ of the Company of that date:

•

(i) for cash, by the issue of new ordinary shares of 0.55 euros par value each, with regular dividend entitlement, up to a maximum amount of 5,500,000 euros, excluding the right of pre-emption pursuant to article 2441, subsection 8, of the Italian Civil Code, and of article 134, subsection 2, of Legislative Decree no. 58/1998, to be reserved for a part of the employees who are beneficiaries of the “Long Term Incentive Plan 2012” as previously identified by the Board of Directors of the Company, and then, subsequently (ii) for a maximum amount of  a further 5,500,000 euros by allocation of the corresponding maximum amount of profits or retained profits pursuant to article 2349 of the Italian Civil Code, by the issue of a sufficient number of ordinary shares for the allocation of one free share for every paid share subscribed, as above, subject to the terms and conditions and by the methods specified in the “Long Term Incentive Plan 2012”.

•

by a maximum amount of 4,000,000 euros by allocation of the corresponding maximum amount of profits or retained profits pursuant to article 2349 of the Italian Civil Code, with the issue of ordinary shares reserved to some of the employees who are beneficiaries of the “Long Term Incentive Plan 2012” as previously identified by the Board of Directors of the Company, subject to the terms and conditions and by the methods specified in the “Long Term Incentive Plan 2012”.

Regarding the increase in capital for cash, the Board of Directors shall establish the share issue price (inclusive of the share premium) in accordance with the provisions of the “Long Term Incentive Plan 2012”, and shall also set the period of time within which they may be subscribed, providing that, if the resolved increase should not be fully subscribed within said period of time, the share capital shall be understood to have been increased by an amount equal to the subscriptions received up until that date.

5.6 - For five years starting from 8 April 2009 the Directors may increase the share capital in one or more tranches by up to a maximum total amount of 880,000,000 euros by means of cash issues, with or without a share premium, of up to a maximum of 1,600,000,000 ordinary shares with a par value of 0.55 euros each

(i)

to be offered with the right of pre-emption to persons having entitlement, or, even if only for some of the shares,

(ii)

to be offered by subscription to employees of Telecom Italia S.p.A. or its subsidiaries with the exclusion of the right of pre-emption, pursuant to the combined effects of the last paragraph of Article 2441 of the Civil Code and Article 134(2) of Legislative Decree 58/1998.

Renumbered

5.7 - Resolutions to increase the share capital adopted by the Board of Directors in exercising the powers assigned above shall set the subscription price (including any share premium) and a time limit for the subscription of the shares; they may also provide, in the event that the increase approved is not fully subscribed within the time limit established for each issue, for the capital to be increased by an amount equal to the subscriptions received up to such time.

Renumbered

5.8 - The Board of Directors may issue, in one or more tranches and for up to a maximum of five years from 8 April 2009, bonds convertible into ordinary shares to be offered with the right of pre-emption to persons having entitlement, up to a maximum nominal amount of 1,000,000,000 euros.

Renumbered

•

to confer on the Board of Directors, and, on behalf thereof, on the legal representatives pro tempore of the company, jointly or severally, all the powers necessary to:

–

make the variations required on a case by case basis to article 5 of the Company Bylaws that are consequent on the resolutions, and the execution and completion of the increases in share capital described above, and to that end meet all the obligations and ensure the advertising required by the regulations;

–

to complete all the necessary formalities for the adopted resolutions to be entered in the Business Register, accepting and introducing into said resolutions the modifications added or the suppression of non-substantial parts that might be requested by the competent authorities, as well as all the powers necessary for legal and regulatory compliance deriving from the resolutions adopted.

Amendment of Articles 9 and 17 of the Bylaws – related and consequent resolutions

Dear Shareholders,

regarding the legal provisions that have introduced the principle of gender balance in the Board of Directors and Board of Auditors of listed companies into national law (Law no. 120 of 12 July 2011,

amending articles 147-ter and 148 of Legislative Decree no. 58 of 24 February 1998), you are called on to amend the articles of the Bylaws that regulate appointments to the two bodies.

The new regulations are mandatory for three periods of office from the first subsequent renewal one year after the regulations came into force (in August 2011) and require that one fifth of the persons appointed in the first period of office, and one third of those appointed for the following two periods of office be reserved for the less represented gender, rounding up fractions to the nearest whole number, as detailed by Consob in resolution no. 18079 of 20 January 2012 (new article 144-undecies of the Issuer Regulations).

However, the Board of Directors considers that, in composing the bodies of the Company, diversity of professional background, managerial experience and gender represents an opportunity and a value. It therefore proposes that an amendment to the requirements of the composition of the Board of Directors and the serving Board of Auditors be adopted, not limited to three periods of office only.

The proposed amendments prescribe that all slates susceptible to being called on to contribute to gender balance, according to the Consob resolution cited (i.e. all those slates that present three or more candidates), should have a gender ratio of at least 1:3 among the candidates (1:5 on the occasion of the first application for the Board of Directors and the Board of Auditors, respectively), with the residual responsibility of ensuring that the so-called majority slate respects the overall requirement in terms of the composition of either board. This will be obtained by forfeiting the appointment of the last of those persons elected from this slate who are of the more represented gender, and their replacement with the first unelected candidates of the less represented gender on the same slate, in the number needed to ensure the prescribed gender balance. Furthermore, should the slate mechanism fail, the Shareholders’ Meeting retains the right to appoint members of a board by a subsequent vote, applying the legal majorities, so that the so-called gender diversity requirement may in any event be ensured in its composition.

Shareholders who do not agree with the proposal to approve the modifications do not have the right of withdrawal.

The proposed resolution of the shareholders’ meeting is reproduced below, with a comparison of the relevant articles of the Bylaws in their current form and after incorporation of the proposed amendments.

In view of all this, the Board of Directors submits for your approval the following

Proposed Resolution

The Shareholders’ Meeting of Telecom Italia S.p.A.,

•

having examined the explanatory report of the Board of Directors,

resolves

•

to amend articles 9 and 17 of the Bylaws of Telecom Italia S.p.A. in the text reproduced below, with indications of the amendments made.

CURRENT TEXT	PROPOSED AMENDMENT
Article 9	Article 9

9.1 - The Company shall be managed by a Board of Directors consisting of a number of members varying between seven and nineteen members. The Shareholders’ Meeting shall establish the number of members of the Board of Directors, which shall remain unchanged until a different number is established.

9.1 - The Company shall be managed by a Board of Directors consisting of between seven and nineteen members, at least one third of whom shall be of the less represented gender, rounding any fractions up to the next whole number. The Shareholders’ Meeting shall establish the number of members of the Board of Directors, which shall remain unchanged until a different number is established.

9.2 - The Board of Directors shall be appointed, in accordance with the applicable laws and regulations, on the basis of slates presented by the shareholders or by the outgoing Board of Directors.	Unchanged.
9.3 - Each shareholder may present or participate in the presentation of only one slate and each candidate may appear on only one slate on pain of ineligibility.

9.3 - Each shareholder may present or participate in the presentation of only one slate and each candidate may appear on only one slate on pain of ineligibility. Slates that contain three or more candidates must ensure that both genders are present, in such a way that candidates of the less represented gender are at least one third of the total, rounding any fractions up to the nearest whole number.

9.4 - Slates may be submitted only by shareholders who alone or together with other shareholders hold a total number of shares representing at least 0.5% (or such other amount established by Consob regulations) of the share capital entitled to vote at the Ordinary Shareholders’ Meeting .

Unchanged.

9.5 - Together with each slate, it is necessary to file individual candidates’ acceptances of their candidacy and declarations in which they attest, on their own responsibility, that there are no grounds for ineligibility or incompatibility, and that they meet any requirements prescribed for the positions in question as well as any other piece of information requested by applicable law or regulation or the bylaws. Together with the declarations, a curriculum vitae shall be filed for each candidate setting out their main personal and professional data with an indication of the positions held in management and control bodies of other companies and of the grounds for their qualifying as independent in accordance with the criteria established by law and adopted by the Company. Any variations that might occur prior to the day the shareholders’ meeting actually takes place must be promptly notified to the Company.

Unchanged.
9.6 - Each person entitled to vote may vote for only one slate.	Unchanged.

9.7 - Alla elezione del Consiglio di Amministrazione si procede come di seguito precisato:

a)

four-fifths of the Directors to be elected shall be chosen from the slate that obtains more votes (so-called Majority Slate) in the order they are listed on the slate; in the event of a fractional number, it shall be rounded down to the nearest whole number;

b)

without prejudice to compliance with the applicable laws and regulations concerning the limits to the link with the Majority Slate the remaining directors shall be taken from the other slates; to that end, the votes obtained by the various slates shall be divided successively by whole numbers from one up to the number of directors to be chosen. The quotients thus obtained shall be assigned to the candidates on each slate in the order specified thereon. The quotients thus assigned to the candidates on the various slates shall be arranged in a single decreasing ranking. Those who have obtained the highest quotients shall be elected.

If more than one candidate obtains the same quotient, the candidate from the slate that has not yet elected any director or that has elected the smallest number of directors shall be elected.

If none of such slates has yet elected a director or all of them have elected the same number of directors, the candidate from the slate that obtained the largest number of votes shall be elected. If the different slates have received the same number of votes and their candidates have been assigned the same quotients, a new vote shall be held by the entire Shareholders’ Meeting and the candidate obtaining the simple majority of the votes shall be elected.

9.7 - The Board of Directors shall be elected as specified below:

a)

four-fifths of the Directors to be elected shall be chosen from the slate that obtains more votes (so-called Majority Slate) in the order they are listed on the slate; in the event of a fractional number, it shall be rounded down to the nearest whole number;

b)

without prejudice to compliance with the applicable laws and regulations concerning the limits to the link with the Majority Slate the remaining directors shall be taken from the other slates; to that end, the votes obtained by the various slates shall be divided successively by whole numbers from one up to the number of directors to be chosen. The quotients thus obtained shall be assigned to the candidates on each slate in the order specified thereon. The quotients thus assigned to the candidates on the various slates shall be arranged in a single decreasing ranking. Those who have obtained the highest quotients shall be elected.

If more than one candidate obtains the same quotient, the candidate from the slate that has not yet elected any director or that has elected the smallest number of directors shall be elected.

If none of such slates has yet elected a director or all of them have elected the same number of directors, the candidate from the slate that obtained the largest number of votes shall be elected. If the different slates have received the same number of votes and their candidates have been assigned the same quotients, a new vote shall be held by the entire Shareholders’ Meeting and the candidate obtaining the simple majority of the votes shall be elected.

If the composition of the resulting board does not reflect gender balance, taking into account their ranking order on the slate, the necessary number of the last candidates of the more represented gender elected from the Majority Slate shall forfeit their post to ensure compliance with this requirement, and shall be replaced by the first candidates not elected from the same slate who are of the less represented gender. In the absence of candidates of the less represented gender on the Majority Slate in sufficient number to proceed with the replacement, the Shareholders’ Meeting shall supplement the board with the majorities required by law, thus ensuring that the requirement is met.

9.8 - In appointing directors who for any reason have not been appointed pursuant to the procedure specified above, the Shareholders’ Meeting shall vote on the basis of the majorities required by law.

9.8 - In appointing directors who for any reason have not been appointed pursuant to the procedure specified above, the Shareholders’ Meeting shall vote on the basis of the majorities required by law, ensuring that the requirements of the law and the Bylaws regarding the composition of the board are respected.

9.9 - If in the course of the fiscal year one or more vacancies occur on the Board, the procedure specified in Article 2386 of the Civil Code shall be followed.

9.9 - If in the course of the fiscal year one or more vacancies occur on the Board, the procedure specified in Article 2386 of the Civil Code shall be followed, ensuring that the requirements of the law and the Bylaws regarding the composition of the board are respected.

9.10 - Should a majority of the seats on the Board of Directors become vacant for any cause or reason, the remaining directors shall be deemed to have resigned and they shall cease to hold office from the time the Board of Directors has been reconstituted by persons appointed by the Shareholders’ Meeting.

Unchanged.

9.11 – At the first renewal of the Board of Directors after the Shareholders’ Meeting of 15 May 2012, the quota to be assigned to the less represented gender is limited to one fifth of the total; in the event of a fractional number, it shall be rounded up to the nearest whole number.

CURRENT TEXT	PROPOSED AMENDMENT
Article 17	Article 17
17.1 - The Board of Auditors shall consist of five standing auditors. The Shareholders’ Meeting shall also appoint four alternates.

17.1 - The Board of Auditors shall consist of five standing auditors, including least two from the less represented gender. The Shareholders’ Meeting shall also appoint four alternates, two of each gender.

17.2 - For the purposes of Article 1, paragraph 2, letters b) and c) of the regulation referred to in Justice Minister Decree no. 162 of 30 March 2000, the following sectors of activity and matters shall be considered closely linked to those of the Company: telecommunications, information technology, online systems, electronics and multimedia technology, and matters related to private and administrative law, economics and business administration.

Unchanged.
17.3 - The appointment of the Board of Auditors shall be in compliance with the applicable laws and regulations on the basis of slates presented by shareholders.	Unchanged.
17.4 - Each shareholder may present or participate in the presentation of only one slate and each candidate may appear on only one slate on pain of ineligibility.	Unchanged.

17.5 - Only shareholders who alone or together with other shareholders hold a total number of shares representing at least 0.5% (or such other amount established by Consob regulations for the presentation of slates for the appointment of the Board of Directors) of the voting share capital, may submit slates.

Unchanged.

17.6 - Together with each slate, it is necessary to file individual candidates’ acceptances of their candidacy and declarations in which they attest, on their own responsibility, that there are no grounds for ineligibility or incompatibility, and that they meet the requirements as well as any other piece of information requested by applicable law or regulation or the bylaws.

Unchanged.

17.7 - Together with the declarations, a curriculum vitae for each candidate shall be filed setting out their main personal and professional data with an indication of the positions held in management and control bodies of other companies. Any changes that occur up to the day the Shareholders’ Meeting is held must be promptly notified to the Company.

Unchanged.

17.8 - The slates are divided into two sections: one for candidates for the office of Standing Auditor and the other for candidates for the office of Alternate Auditor. The first candidate in each section shall be selected from among the statutory auditors entered in the appropriate register who have worked on statutory audits for a period of not less than three years.

17.8 - The slates are divided into two sections: one for candidates for the office of Standing Auditor and the other for candidates for the office of Alternate Auditor. Slates which in one or both sections contain three or more candidates must ensure the presence of both genders in said section, so that candidates of the less represented gender are at least one third of the total; in the event of a fractional number, it shall be rounded up to the nearest whole number. The first candidate in each section shall be selected from among the statutory auditors entered in the appropriate register who have worked on statutory audits for a period of not less than three years.

17.9 - Each person entitled to vote may vote for only one slate.	Unchanged.

17.10 - The Board of Auditors shall be elected as specified below:

a)

from the slate that obtains the majority of the votes (the Majority Slate) three standing and two alternate auditors shall be chosen in the order in which they are listed on the slate;

b)

without prejudice to the applicable laws and regulations concerning the limits to the link with the Majority Slate two standing and two alternate auditors shall be chosen from the other slates (so-called Minority Slates).

To this end the votes obtained by the Minority Slates shall be divided first by one and then by two. The quotients thus obtained shall be assigned to the candidate of the one and the other section of each slate in the order specified thereon. The quotients thus assigned to the candidates on the various slates shall be arranged respectively in a single decreasing ranking for the appointment of the standing auditors and a single decreasing ranking for the appointment of the alternate auditors and those who have obtained the two highest quotients shall be elected.

If more than one candidate obtains the same quotient, the candidate from the slate that has not yet elected an auditor shall be elected or, subordinately, there shall be a tiebreaker vote by the entire Shareholders’ Meeting and the candidate who obtains the majority of the votes shall be elected.

17.10 - The Board of Auditors shall be elected as specified below:

a)

from the slate that obtains the majority of the votes (the Majority Slate) three standing and two alternate auditors shall be chosen in the order in which they are listed on the slate;

b)

without prejudice to the applicable laws and regulations concerning the limits to the link with the Majority Slate two standing and two alternate auditors shall be chosen from the other slates (so-called Minority Slates).

To this end the votes obtained by the Minority Slates shall be divided first by one and then by two. The quotients thus obtained shall be assigned to the candidate of the one and the other section of each slate in the order specified thereon. The quotients thus assigned to the candidates on the various slates shall be arranged respectively in a single decreasing ranking for the appointment of the standing auditors and a single decreasing ranking for the appointment of the alternate auditors and those who have obtained the two highest quotients shall be elected.

If more than one candidate obtains the same quotient, the candidate from the slate that has not yet elected an auditor shall be elected or, subordinately, there shall be a tiebreaker vote by the entire Shareholders’ Meeting and the candidate who obtains the majority of the votes shall be elected.

If the composition of the board or category of standing auditors that results does not respect the gender balance, taking into account their ranking order in the respective sections, a sufficient number of the last of those persons elected from the Majority Slate who are of the more represented gender shall forfeit their appointment to ensure compliance with this requirement, and shall be replaced by the first unelected candidates of the less represented gender on the same slate and the same section. In the absence of candidates of the less represented gender in the relevant section of the Majority Slate in sufficient number to proceed with the replacement, the Shareholders’ Meeting shall appoint the standing or alternate auditors that are missing with the majorities required by law, ensuring that the requirement is met.

17.11 - The Shareholders’ Meeting shall appoint the Chairman of the Board of Auditors from among the auditors elected from Minority Slates.	Unchanged.

17.12 - In appointing auditors who for any reason have not been appointed pursuant to the procedure specified above, the Shareholders’ Meeting shall vote on the basis of the majorities required by law.

17.12 - In appointing auditors who for any reason have not been appointed pursuant to the procedure specified above, the Shareholders’ Meeting shall vote on the basis of the majorities required by law, ensuring compliance with the requirements of the law and the Bylaws regarding the composition of the board and the category of alternate auditors.

17.13 - In the event that an auditor respectively chosen from the Majority Slate or from one of the Minority Slates should cease to serve, alternate auditors chosen from the Majority Slate or the Minority Slates shall take their place in declining order of age. Appointments to fill vacancies on the Board of Auditors pursuant to Article 2401 of the Civil Code shall be approved by the Shareholders’ Meeting with the affirmative vote of the absolute majority of those voting and in compliance with the principle of the necessary representation of the minority shareholders. When an auditor chosen from the Minority Slates ceases to serve, the principle of the necessary representation of the minority shareholders shall be deemed to be complied with in the event of the appointment of an alternate auditor chosen from the Minority Slates.

17.13 - In the event that an auditor respectively chosen from the Majority Slate or from one of the Minority Slates should cease to serve, alternate auditors chosen from the Majority Slate or the Minority Slates shall take their place in declining order of age, always in compliance with the requirements of the Bylaws regarding the composition of the board. Appointments to fill vacancies on the Board of Auditors pursuant to Article 2401 of the Civil Code shall be approved by the Shareholders’ Meeting with the affirmative vote of the absolute majority of those voting and in compliance with the principle of the necessary representation of the minority shareholders, and of the requirements of the Bylaws regarding gender balance. When an auditor chosen from the Minority Slates ceases to serve, the principle of the necessary representation of the minority shareholders shall be deemed to be complied with in the event of the appointment of an alternate auditor chosen from the Minority Slates.

17.14 - After notifying the Chairman of the Board of Directors, the Board of Auditors may call, as provided for by law, a Shareholders’ Meeting or a meeting of the Board of Directors or the Executive Committee. This power to call meetings may be exercised individually by each auditor, except for the power to call a Shareholders’ Meeting, which must be exercised by at least two auditors.

Unchanged.

17.15 - Participation in the meetings of the Board of Auditors may take place – if the Chairman verifies the necessity – by means of telecommunication thus permitting all those taking part to participate in the discussion and informational equality.

Unchanged.
17.16 - If the Chairman is absent or unable to act, the other standing auditor elected from the Minority Slates shall take his/her place.	Unchanged.

17.17 – At the first renewal of the Board of Auditors after the Shareholders’ Meeting of 15 May 2012, the quota to be assigned to the less represented gender is limited to one fifth of the total; in the event of a fractional number, it shall be rounded up to the nearest whole number.

•

to separately confer on the legal representatives pro tempore of the Company the powers necessary to:

–

make the variations connected to the cessation in due course of the efficacy of clauses 9.11 and 17.17 of articles 9 and 17 of the bylaws of the Company, and to that end meet all the obligations and ensure the advertising required by the regulations.

–

to complete all the necessary formalities for the adopted resolutions to be entered in the Business Register, accepting and introducing into said resolutions the modifications, additions or suppressions of non-substantial parts that might be requested by the competent authorities.

Useful information

Free copies of this report and of the Annual report on corporate governance can be obtained by:

Calling to
Free Number 800.020.220 (for calls inside Italy)

or number +39 011 2293603 (for calls outside Italy)

to disposal for information and help to shareholders

E-mail
ufficio.soci@telecomitalia.it

Internet
Users can access to the 2011 Annual Report and to the Annual Report on the corporate governance at the following address: telecomitalia.com. They can also obtain information about Telecom Italia and its products and services at the following address: telecomitalia.com

Investor Relations
+39 02 85954131

+39 02 85954132 (fax)

investor_relations@telecomitalia.it

TELECOM ITALIA

Registered office Piazza degli Affari, 2 - Milan

Headquarters and Secondary Office in Corso d’Italia, 41 - Rome

PEC (Certified Electronic Mail) box: telecomitalia@pec.telecomitalia.it

Share Capital 10,693,628,019.25 fully paid up

Tax code/Vat no. and Milan Companies registered file no. 00488410010

Footnotes

1

Control model developed by the Committee of Sponsoring Organisations (CoSO) of the Treadway Commission.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      July 10th, 2012

                                                      TELECOM ITALIA S.p.A.

                                              BY: /s/ Riccardo Amerigo Pettazzi
                                                  ---------------------------------
                                                      Riccardo Amerigo Pettazzi
                                                      Company Manager